As filed with the Securities and Exchange Commission on June 26, 2015

Registration No. 333-203844

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Overseas Shipholding Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	4412 (Primary Standard Industrial Classification Code Number)	13-2637623 (I.R.S.Employer Identification Number)

1301 Avenue of the Americas
New York, New York 10019
(212) 953-4100
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

James D. Small III, Esq.
Senior Vice President, Secretary and General Counsel
1301 Avenue of the Americas New York, New York 10019
(212) 953-4100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
Jeffrey D. Karpf, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000	Michael J. Zeidel, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3259

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement is declared effective.

             If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☐

             If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

             If this Form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

             If this Form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

             Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)

Class A common stock, par value $0.01 per share	$100,000,000	$11,620

(1)
Includes shares subject to the underwriters' option to purchase additional shares, if any.

(2)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.

(3)
Previously paid.

             The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor a solicitation of offers to buy these securities in any jurisdiction where the offer or sale thereof is not permitted.

Subject to Completion dated June 26, 2015

                  Shares

Overseas Shipholding Group, Inc.

Class A Common Stock

          This is an initial public offering of the shares of Class A common stock of Overseas Shipholding Group, Inc. ("OSG"), for which no public market currently exists. We are offering to sell             shares of Class A common stock in the offering. The selling stockholders identified in this prospectus are offering to sell an additional             shares of Class A common stock in the offering. We will not receive any of the proceeds from the sale of the shares of Class A common stock by the selling stockholders.

          We expect the initial public offering price to be between $             and $             per share of Class A common stock. We intend to apply to list the shares of our Class A common stock on the New York Stock Exchange (the "NYSE") under the symbol "OSG."

          Investing in our Class A common stock involves a high degree of risk. See "Risk Factors" on page 20 of this prospectus.

          Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

          Ownership of our Class A common stock by persons that are not U.S. Citizens (as defined herein) may be subject to limitations in certain circumstances. See "Notice to Investors."

		Per Share		Total
Initial public offering price	$		$
Underwriting discount	$		$
Proceeds to us (before expenses)	$		$
Proceeds to the selling stockholders (before expenses)	$		$

          To the extent that the underwriters sell more than             shares of Class A common stock, the underwriters have the option to purchase up to an additional              shares of Class A common stock from us at the initial public offering price, less the underwriting discount. The underwriters can exercise this right at any time and from time to time, in whole or in part, within 30 days after the offering.

          The underwriters expect to deliver the shares of Class A common stock against payment in New York, New York on                      , 2015.

Joint Book-Running Managers

Goldman, Sachs & Co.	Jefferies

UBS Investment Bank

Senior Co-Managers

Wells Fargo Securities	DNB Markets	Stifel

Co-Managers

Seaport Global Securities	GMP Securities

Prospectus dated                  , 2015.

          We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

i

NOTICE TO INVESTORS

Restrictions on Foreign Ownership

          U.S. laws, including 46 U.S.C. sections 50501 and 55101 (commonly known as the "Jones Act"), and the U.S. vessel documentation laws set forth in 46 U.S.C. section 12101 place a limit of 25% on foreign ownership or control of persons engaged in transporting merchandise by water or by land and water either directly or via a foreign port between points in the United States and certain of its island territories and possessions. For a summary of the definition of "U.S. Citizen" under the Jones Act, see "Underwriting—Restrictions on Foreign Ownership."

          If we should fail to comply with the above described ownership requirements, our vessels could lose their ability to engage in U.S. coastwise trade. To facilitate our compliance with these requirements, our organizational documents:

  •
  limit ownership by non-U.S. Citizens of any class or series of our capital stock (including our Class A common stock) to 23%;

  •
  permit us to withhold dividends and suspend voting rights with respect to any shares held by non-U.S. Citizens;

  •
  permit us to establish and maintain a dual stock certificate system under which different forms of certificates are used to reflect whether the owner is or is not a U.S. Citizen;

  •
  permit us to redeem any shares held by non-U.S. Citizens so that our foreign ownership is less than 23%; and

  •
  permit us to take measures to ascertain ownership of our stock.

          If a prospective purchaser or a proposed transferee cannot or does not certify that it is a U.S. Citizen before purchasing our Class A common stock, or a sale of stock to a prospective purchaser or a transfer of stock by any holder would result in the ownership by non-U.S. Citizens of 23% or more of our Class A common stock, such person may not be allowed to purchase or transfer our Class A common stock, or such purchase or transfer may be reversed, or the shares so purchased or transferred may be redeemed by us pursuant to our organizational documents. All certificates representing the shares of our Class A common stock will bear legends referring to the foregoing restrictions. For additional information regarding the restrictions on foreign ownership of our capital stock, see "Description of Capital Stock—Qualification for Ownership and Transfer of Shares."

MARKET AND INDUSTRY DATA

          This prospectus includes industry data and forecasts that we have prepared based, in part, on information obtained from industry publications and surveys and internal company surveys, including Drewry Maritime Advisors ("Drewry") and Navigistics Consulting ("Navigistics") that we commissioned for use in this prospectus. Third-party industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. We do not have any knowledge that the information provided by Drewry or Navigistics is inaccurate in any material respect. Drewry has advised us that its methodologies for collecting information and data may differ from those of other sources and does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the oil tanker industry. Navigistics has advised us that: (1) some information in Navigistics' database is derived from its estimates or subjective judgments, (2) the information in the databases of other maritime data collection agencies may differ from the information in Navigistics' database and (3) while Navigistics has taken reasonable care in the compilation of the statistical and graphical information provided by it and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures. We believe that, notwithstanding any such qualifications by Drewry and Navigistics, the industry data provided by Drewry and Navigistics is accurate in all material respects.

          Statements regarding our market position in this prospectus are based on information derived from the market studies and research reports noted above and elsewhere in this prospectus. Although some of the companies that compete in our markets are publicly held as of the date of this prospectus, some are not. Accordingly, only limited public information is available with respect to our relative market strength or competitive position. Unless we state otherwise, our statements about our relative market strength and competitive position in this prospectus are based on our management's beliefs, internal studies and our management's knowledge of industry trends. While we are not aware of any misstatements regarding our market, industry or other similar data presented herein, such data involve risk and uncertainties and are subject to change based on various factors, including those discussed in "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in this prospectus.

 ABOUT THIS PROSPECTUS

          Throughout this prospectus, we provide a number of key operating metrics used by management and that we believe are used by our competitors. We also reference certain non-GAAP financial measures. See "Summary Financial and Other Data," "Selected Historical Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of these measures, as well as a reconciliation of these measures to the most directly comparable financial measures required by, or presented in accordance with, accounting principles generally accepted in the United States ("GAAP").

          Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be equal to the arithmetic aggregation of the percentages that precede them.

          IF YOU ARE IN A JURISDICTION WHERE OFFERS TO SELL, OR SOLICITATIONS OF OFFERS TO PURCHASE, THE SECURITIES OFFERED BY THIS PROSPECTUS ARE UNLAWFUL, OR IF YOU ARE A PERSON TO WHOM IT IS UNLAWFUL TO DIRECT THESE TYPES OF ACTIVITIES, THEN THE OFFER PRESENTED IN THIS PROSPECTUS DOES NOT EXTEND TO YOU.

          In this prospectus, unless otherwise specified or the context otherwise requires, we use the terms "Company," "OSG," "we," "our" and "us" to refer to Overseas Shipholding Group, Inc., a Delaware corporation, together with its consolidated subsidiaries and its interest in certain joint ventures to which its subsidiaries are a party.

PROSPECTUS SUMMARY

          This summary highlights information contained elsewhere in this prospectus. It may not contain all the information that may be important to you, or that you should consider before deciding whether to invest in our securities. You should read the entire prospectus carefully, including the section entitled "Risk Factors" and our consolidated financial statements and the related notes, before making an investment decision. A glossary of shipping terms that can be used as a reference when reading this prospectus can be found in "Glossary" beginning on page A-1.

Our Company

          We are a leading provider of ocean transportation services for crude oil and refined petroleum products, and the only major tanker company operating in both the U.S. Flag and International Flag markets. We own or operate a fleet of 80 double-hulled vessels, including 56 vessels that operate in the International Flag market and 24 vessels that operate in the U.S. Flag market. We serve a diverse group of customers, including major independent and state-owned oil companies, oil traders and refinery operators, and have a reputation in the industry for excellent service. We have a long history of operations in the markets that we serve, initiated in 1948 by our predecessor company, and were first listed on the New York Stock Exchange in 1970.

          We operate our vessels in two strategic business units: we serve the U.S. Flag market through our subsidiary OSG Bulk Ships, Inc. ("OBS") and the International Flag market through our subsidiary OSG International, Inc. ("OIN"):

  •
  U.S. Flag.  Through OBS, we are currently the largest operator of Jones Act vessels in our market by both number of vessels and deadweight tons ("dwt"), have a strong presence in all U.S. coastal regions and are the only operator of Jones Act shuttle tankers. Our 24-vessel U.S. Flag fleet includes tankers and articulated tug barges ("ATBs"), of which 22 operate under the Jones Act and two operate internationally in the U.S. Maritime Security Program (the "MSP"). The Jones Act requires all vessels transporting cargo between U.S. ports to be built in the United States, registered under the U.S. Flag, manned by U.S. crews, and owned and operated by U.S.-organized companies that are controlled, and at least 75% owned, by U.S. Citizens (as defined under the Jones Act), conditions that limit direct foreign competition. Revenues from our U.S. Flag fleet, derived predominantly from medium-term time charters, were $111 million in the first three months of 2015 and $414 million in 2014, or 50% and 54%, respectively, of our consolidated time charter equivalent ("TCE") revenues.

  •
  International Flag.  Our 56-vessel International Flag fleet includes ULCC, VLCC, Aframax and Panamax crude tankers and LR1, LR2 and MR product carriers, as well as the vessels operated by our international joint ventures (the "JVs"). Revenues from our International Flag fleet, derived predominantly through spot market voyage charters, were $110 million in the first three months of 2015 and $347 million in 2014, or 50% and 46%, respectively, of our consolidated TCE revenues. Through the JVs, we have ownership interests in two businesses — two floating storage and offloading vessels ("FSOs") and four liquefied natural gas ("LNG") carriers (collectively, our "JV Vessels"). In 2014, we received $35 million in distributions from our interests in the JVs, who operate our JV Vessels under time charters expiring in 2017 and 2032–2033, respectively.

          We believe our unique position in both the U.S. Flag and International Flag markets enables us to pursue an overall chartering strategy that seeks an optimal blend of medium-term time charters and spot rate exposure. In addition, we seek to actively manage the composition of our U.S. Flag and International Flag fleets through acquisitions and dispositions while maintaining an appropriate scale and age profile, with a focus on acquiring high-quality secondhand vessels and existing newbuild contracts. We plan to use the proceeds of this offering for general corporate purposes, including the further expansion and renewal of our fleet.

Our Fleet

          We employ our fleet through a combination of medium-term time charters, fixed price/fixed volume contracts of affreightment ("COAs"), long-term charters and spot market voyage charters. For the year ending December 31, 2015, we expect our fleet to have approximately 26,100 available days for hire, of which approximately 40% are expected to be employed on fixed time charters (including one vessel on bareboat charter) and approximately 60% to be available for employment in the spot market.

  •
  Time Charter Market.  Our U.S. Flag vessels, JV Vessels and certain of our International Flag vessels are employed on time charters and fixed price/fixed volume COAs. Within a contract period, time charters provide a more predictable level of revenues. At present, our 24 U.S. Flag vessels are employed on medium-term time charters or fixed price/fixed volume COAs with an average remaining term of 2.5 years as of March 31, 2015, providing 96% coverage over the remaining nine months of 2015 and 68% coverage in 2016, excluding customer extension options. Coverage in each case represents the ratio of contracted days to total available days, after taking into account scheduled drydock periods. Our two FSO JV Vessels have charters that expire in mid-2017 (subject to renewal), and our four LNG JV Vessels are employed under 25-year time charters that expire in 2032–2033. We also recently placed our ULCC tanker on an 11-month time charter for storage, and may selectively seek to place other tonnage on time charters when we can do so at what we consider attractive rates. Time charters (including our bareboat charter), excluding fixed price/fixed volume COAs, constituted approximately 48% of our TCE revenues for the first quarter of 2015 and 51% of our 2014 TCE revenues.

  •
  Spot Market.  Our International Flag vessels are primarily employed in the spot market via market-leading commercial pools. A spot market voyage charter is a contract to carry a specific cargo from a load port to a discharge port for either an agreed rate per ton of cargo or a specified lump-sum dollar amount. Under spot charters, we pay (or the commercial pool in which our vessel is operating pays) voyage expenses such as port, canal and bunker costs. Spot rates have historically been volatile, and fluctuate due to seasonal changes and general supply and demand dynamics in the crude oil and refined products sectors. Although spot market revenue is less predictable, we believe our exposure to that market gives us the opportunity to capture enhanced cash flow and profit margins during periods when vessel demand exceeds supply, which typically leads to increases in vessel spot voyage charter rates. In addition, commercial pools allow shipowners to collectively achieve scale in a particular vessel class without requiring large capital commitments from any individual owner. We participate in commercial pools because we believe that combining vessels of similar size and capability in an integrated system creates scale and offers our customers greater flexibility and higher service levels. The size and scope of the commercial pools in which we operate enable us to secure greater utilization through more backhaul voyages and COAs, reduced waiting time and shorter ballast voyages, thereby generating higher TCE revenues than otherwise might be obtainable in the spot market. As of March 31, 2015, 41 of our 56 International Flag vessels participated in the spot market, with 34 vessels participating in five commercial pools and seven vessels managed through commercial management agreements ("CMAs"). Spot market voyage charters (including vessels operating in commercial pools), including fixed price/fixed volume COAs, constituted approximately 52% of our TCE revenues for the first quarter of 2015 and 49% of our 2014 TCE revenues.

Vessel Summary

          As of March 31, 2015, our operating fleet included 80 vessels, 57 of which were owned, 17 of which were chartered-in, and six in which we had an ownership interest through the JVs.

	Vessels Owned	Vessels Chartered-In(1)	Total at March 31, 2015
			Total Vessels
Vessel Fleet and Type	Number	Number		Total dwt
U.S. Flag Fleet
MR and Handysize Product Carriers(2)(3)	4	10	14	664,490
Non-Lightering ATBs	8	—	8	226,064
Lightering ATBs	2	—	2	91,112

Total U.S. Flag Operating Fleet	14	10	24	981,666

International Flag Fleet
Crude Tankers
VLCC and ULCC	9	—	9	2,875,798
Aframax	7	—	7	787,859
Panamax	8	—	8	557,187

Total	24	—	24	4,220,844

Product Carriers
LR2	1	—	1	112,792
LR1	4	—	4	297,705
MR	14	7	21	1,001,978

Total	19	7	26	1,412,475

Total International Flag Operating Fleet	43	7	50	5,633,319

Total Owned and Operated Fleet	57	17	74	6,614,985

JV Vessels
FSO Vessels(4)	2	—	2	873,916
LNG Carriers(5)	4	—	4	864,800	(6)

Total JV Vessels	6	—	6

Total Operating Fleet (including JVs)	63	17	80

(1)
Includes both bareboat charters and time charters, but excludes vessels chartered-in where the duration of the charter was one year or less at inception.

(2)
Includes two owned shuttle tankers and two owned U.S. Flag product carriers that trade internationally under the MSP.

(3)
Under the terms of the related agreements, the charters for the 10 vessels that have been chartered-in can be extended at our option throughout the life of the vessels.

(4)
Includes vessels where we hold only partial ownership interests through JVs. See "—Fleet List—JV Vessels." We hold a 50% ownership interest in two FSO Vessels through a JV.

(5)
Includes vessels where we hold only partial ownership interests through JVs. See "—Fleet List—JV Vessels." We hold a 49.9% ownership interest in four LNG Carriers through a JV.

(6)
LNG Carrier capacity described in cubic meters ("cbm").

 Positive Industry Fundamentals

Jones Act Market

          According to Navigistics, in recent years, the demand for Jones Act vessels has grown due to several factors, including the dramatic increase of U.S. domestic oil production resulting from the significant increase in tight (shale) oil and increases in deepwater Gulf of Mexico production, which have created the need for product tankers to transport crude oil in addition to the continuing need for such vessels to transport refined products. This has resulted in stronger charter rates for vessels operating in the Jones Act market. Navigistics forecasts that demand for Jones Act product tankers and large ATBs will continue to increase. The current Jones Act fleet of product tankers and large ATBs includes 31 tankers (ranging in size from 30,000 dwt to 51,000 dwt) and 42 large ATBs (ranging in size from 19,990 dwt to 45,000 dwt). The Jones Act tanker and large ATB market is, however, somewhat constrained, and driven by key factors, including the size, age and likely retirement age of the existing Jones Act fleet, oil company vetting requirements, U.S. shipyard capacities, and future drydock and repair costs (including the need to address required environmental upgrades). Of the vessels currently on the water, we own or charter-in and operate 14 tankers (44% of all Jones Act tankers by number of vessels) and 10 large ATBs (24% of Jones Act large ATBs by number of vessels). Furthermore, the U.S. coastwise market for oceangoing transportation services for crude and refined products is legislatively protected from direct foreign competition by the Jones Act. See "Industry Overview—The Jones Act Product Tanker and Large ATB Industry."

International Market

          The international crude oil and product tanker market has in recent years experienced significant demand growth, driven by increases in the quantity of crude oil and refined products moved and increases in the distances these cargos are carried (together "ton-mile demand"). This rising demand, coupled with smaller increases in vessel supply, has led to increased utilization and a tighter balance between supply and demand, resulting in increased rates. Drewry estimates that total ton-mile demand has increased from 10.8 trillion ton-miles in 2009 to 12.2 trillion ton-miles in 2014, reflecting the improved fundamental condition of both the crude oil and refined products markets and resulting in part from increased demand originating with developing market importers such as China and India. The annual growth rate of the world tanker fleet, which has moderated since peaking at 9% in 2009, dropped off significantly to approximately 3% to 4% a year through 2012, and had net increases below 2% in 2013 and below 1% in 2014. Together these factors have led to significantly improved rates in certain sectors as demonstrated by spot VLCC rates of approximately $50,000 per day achieved in the Tankers International ("TI") pool during the first quarter of 2015. The refined petroleum products market, which represented about 22% of total 2014 worldwide tanker trade measured by ton-mile demand, has posted even higher ton-mile growth rates than crude oil, increasing at a compound annual growth rate of 6% in the period from 2004 to 2014. The United States has become the largest refined product exporter in the world, with most U.S. product exports moving on MR tankers into South America and Europe. Vessel earnings in both the crude and product markets are, however, highly sensitive to changes in the demand for, and supply of, shipping capacity, which has historically caused these market to be cyclical and volatile in nature. See "Industry Overview—The International Oil Tanker Shipping Industry."

Competitive Strengths

          Our competitive strengths position us as a leader in the U.S. and International Flag tanker markets, provide us with profitable and differentiated chartering and strategic opportunities due to our size and global presence, enable us to consistently generate cash flows across market cycles, and drive our primary objective of maximizing shareholder value.

Leading operator of U.S. Flag and International Flag vessels.

          We are one of the largest and most experienced owners and operators of modern crude and refined product transport vessels in the world, the only major tanker company operating in both the U.S. Flag and International Flag markets, and the largest in our Jones Act market. Our 80-vessel fleet had an operating carrying capacity of 7.5 million dwt and 864,800 cbm as of March 31, 2015. Our U.S. Flag fleet comprises 14 MR tankers and 10 ATBs, including 22 Jones Act vessels and two tankers that participate in the MSP and trade in the international market. Our International Flag fleet comprises 21 MR tankers, 12 Panamax/LR1s, eight Aframaxes/LR2s, eight VLCCs and one ULCC. The weighted-average age (by carrying capacity) of our total owned and operated fleet was 9.8 years as of March 31, 2015. Our JV Vessels comprise a 49.9% ownership interest in four LNG Carriers and a 50.0% ownership interest in two FSO vessels, which are integral to their customers' operations and have historically had high levels of performance. Forty of our tankers (26 International Flag and 14 U.S. Flag) can be shifted between the crude oil and refined product trades depending on market conditions. This provides us with flexibility to employ our vessels in the most attractive market segments. We believe the scale, flexibility and diversity of our fleet enable us to capitalize on chartering opportunities that are not available to many vessel owners with smaller or less-diverse fleets.

U.S. Flag fleet holds the leading position in our sector of the Jones Act market.

          We are the largest operator of Jones Act crude and refined product transport vessels in the coastwise trades by both number of vessels and dwt, with a strong presence in all U.S. coastal regions and the largest and most modern tanker fleet in the Jones Act market we serve. In addition, we are the only Jones Act operator of shuttle tankers and the sole licensed participant in the strategic Delaware Bay lightering trade. The Jones Act market is legislatively protected from direct foreign competition and has in recent years demonstrated a high level of stable revenue from fixed rate time charters. Our 24 U.S. Flag vessels are employed on such time charters or fixed price/fixed volume COAs with an average remaining term of 2.5 years as of March 31, 2015. We have a long history of providing the commercial and technical management for our U.S. Flag vessels, and our scale in the sector enables us to provide these vessels with high-quality management services on a cost-competitive basis. We believe our long-term commitment to the Jones Act market, large and differentiated fleet and exposure to all major U.S. coastwise trade routes (including the shuttle tanker and Delaware Bay lightering trades) provide significant value to our U.S. Flag customers and are a principal reason they use our services.

Large and diverse International Flag fleet is well-positioned to benefit from improving market fundamentals.

          We own and operate one of the largest fleets of international crude and product tankers worldwide. Our International Flag fleet trades predominantly in the spot market, generally through commercial pools, which facilitate deployment of our vessels globally. Commercial pools allow shipowners to collectively achieve scale in a particular vessel class without requiring large capital commitments from any individual owner. We participate in commercial pools because we believe that combining vessels of similar size and capability in an integrated system creates scale and offers our customers greater flexibility and higher service levels, and were a founding member of two of the largest commercial pools in which we participate, TI and Panamax International ("PI"). The size and scope of these commercial pools enable us to secure greater utilization through more backhaul voyages and COAs, reduced waiting time and shorter ballast voyages, thereby generating higher TCE revenues than otherwise might be obtainable in the spot market. As of March 31, 2015, 34 out of 56 of our International Fleet vessels participated in five commercial pools. The international spot charter market has recently shown significant improvement, with our International Flag fleet's spot charter rates increasing from an average blended TCE rate of $15,400/day for the first quarter of 2013 to $21,800/day for the first quarter of 2014, and $27,800/day for the first quarter of 2015. We believe that our exposure to the spot market and participation in leading commercial pools position us to take advantage of improving market fundamentals.

Long-standing reputation for service excellence and high-quality customers.

          We believe we have a leading reputation in our industry for service excellence, vessel quality and expert technical operations. Our proven track record of safe, reliable and efficient operations and our diverse and versatile fleet enable us to retain and grow our long-term customer relationships and to attract high-quality customers. We maintain extensive long-term relationships with major independent and state-owned oil companies, oil traders and refinery operators, some of whom we have served for more than 20 years, including in some cases through commercial pools. Our blue-chip energy customers include Tesoro Corporation ("Tesoro"), Marathon Oil Corporation ("Marathon"), Petróleo Brasileiro S.A. ("Petrobras"), BP plc ("BP"), Phillips 66 and Royal Dutch Shell plc ("Royal Dutch Shell"). We believe our customers choose us based on our demonstrated capability to meet or exceed their expectations for service, transparency, safety and environmental compliance.

Strong balance sheet, significant liquidity and flexible financial profile.

          We generate significant cash flows through our complementary mix of time charters and international spot rate exposure. Our contracted revenues, coupled with the spot rate exposure of our International Flag fleet, provide us with a significant opportunity to further strengthen our balance sheet. As of March 31, 2015, we had total debt outstanding of $1.67 billion and a total debt to total capitalization of 56%. Our debt profile reflects minimal amortization requirements before 2018. As of March 31, 2015, we had total liquidity on a consolidated basis of $720 million, comprised of $595 million of cash (including $118 million of restricted cash, of which approximately $78 million is designated for use to renew our fleet or to repay debt) and $125 million of undrawn revolver capacity. The net proceeds from this offering will further improve our liquidity position, and we expect to have $              million of total liquidity following this offering (assuming an initial public offering price of $             per share, the midpoint of the price range on the cover of this prospectus), a portion of which we may use to renew and expand our existing fleet. We generated $299 million of Adjusted EBITDA during 2014 and $114 million of Adjusted EBITDA during the first quarter of 2015, reflecting $761 million and $222 million of TCE revenues, respectively. See "Summary Financial and Other Data" below. We believe we can maintain our financial strength, flexibility and strong balance sheet, based on our contracted revenue and our conservative capital structure.

Strong corporate governance and an experienced management team.

          We are led by long-tenured executives with significant experience. We are incorporated in Delaware, maintain what we consider to be industry-leading U.S. corporate governance practices, have a strong and independent Board of Directors and have been a public company in the United States since 1970. Our President and chief executive officer ("CEO"), Captain Ian T. Blackley, has over 40 years of maritime industry experience and 24 years of experience with us. He previously served as our chief financial officer ("CFO") and Senior Vice President and Head of International Shipping. Our Senior Vice President and CFO, Rick F. Oricchio, worked for 30 years at Deloitte, LLP prior to joining us in 2015, the last 23 years as a partner. During the last two years of his tenure at

Deloitte, Mr. Oricchio served as our senior tax advisor. Our U.S. Flag and International Flag fleets are headed by a team of seasoned employees with considerable shipping industry experience. Our Co-President and head of OIN, Lois K. Zabrocky, started her career at sea and has 23 years of experience with us, including previously serving as OIN's Chief Commercial Officer. Our Co-President and head of OBS, Henry P. Flinter, has 20 years of maritime experience and 13 years of experience with us, including previously serving as our Vice President of Corporate Finance and Vice President of Accounting. Before joining us in 2015, our Senior Vice President, Secretary and General Counsel, James D. Small III, worked at Cleary Gottlieb Steen & Hamilton LLP, where he developed significant experience over his 18-year career counseling on transactional and governance matters, including being an instrumental advisor to us during our bankruptcy process. We believe our management team's long and distinguished track record and our commitment to strong corporate governance practices represent a distinct competitive strength in the shipping industry.

Strategy

          Our primary objective is to maximize shareholder value by generating strong cash flows through the combination of contracted time charter revenues with the higher returns available from time to time in the spot market and from our participation in commercial pools; actively managing our fleet over the course of market cycles to increase investment returns and available capital; and entering into value-creating strategic transactions. The key elements of our strategy are:

Generate strong cash flows by capitalizing on our leading Jones Act market position, complementary time charter and spot market exposures, and long-standing customer relationships.

          We believe we are well-positioned to generate strong cash flows by identifying and taking advantage of attractive chartering opportunities in the U.S. and International Flag markets. We currently operate the largest and most modern tanker fleet in the U.S. Flag market, with a strong presence in all major U.S. coastwise trades, and our International Flag fleet maintains one of the largest global footprints in the tanker market. Our market position allows us to maintain our long-standing relationships with many of the largest multinational energy companies, which in some cases date back for more than 20 years. We will continue to pursue an overall chartering strategy which blends medium-term time charters that provide stable cash flows covering a majority of our fixed costs with spot rate exposure that provides us with higher returns when the more volatile spot market is stronger.

  •
  Generate stable cash flows through time charters.  We seek to employ our U.S. Flag vessels on medium-term time charters to maintain consistent and stable cash flows. The majority of our U.S. Flag vessels are employed on time charters or fixed price/fixed volume COAs. We also expect to continue to benefit from the strong cash flows provided by our MSP vessels and our JV ownership interests in two FSO vessels and four LNG Carriers. Additionally, the prevailing contango in crude oil pricing (when the future price of oil exceeds the current price of oil, encouraging the temporary storage of crude oil at sea) enabled us to place our ULCC, the Overseas Laura Lynn (the former TI Oceania), on an 11-month storage charter commencing April 2015, and we may seek to place other tonnage on time charters, for storage or transport, when we can do so at attractive rates.

  •
  Significantly enhance cash flows through spot market exposure and participation in commercial pools.  We expect to continue to deploy our International Flag fleet on a spot rate basis to benefit from market volatility and what we believe are the traditionally higher returns the spot market offers compared with time charters. We believe this strategy presently offers significant upside exposure to the strengthening spot market and an opportunity to capture enhanced profit margins at times when vessel demand exceeds supply. We also anticipate continuing to use commercial pools as our principal means of participation in the spot market. We currently participate in five commercial pools — TI, Sigma Tankers ("SIGMA"), Handytankers ("HDT"), PI and Clean Products Tankers Alliance ("CPTA") — each selected for specific expertise in its respective market. Our continued participation in these pools allows us to benefit from economies of scale and higher vessel utilization rates, resulting in TCE revenues that exceed those we believe could be achieved operating those vessels outside of a commercial pool.

Actively manage our fleet to maximize return on capital over market cycles.

          We plan to actively manage our fleet through opportunistic acquisitions and dispositions as part of our effort to achieve above-market returns on capital for our vessel assets. Using our commercial, financial and operational expertise, we plan to opportunistically grow our fleet through the timely and selective acquisition of high-quality secondhand vessels or existing newbuild contracts when we believe those acquisitions will result in attractive returns on invested capital and increased cash flow. We also intend to engage in opportunistic dispositions where we can achieve attractive values for our vessels relative to their anticipated future earnings from operations as we assess the market cycle. Taken together, we believe these activities will help us to maintain a diverse, high-quality and modern fleet of U.S. Flag and International Flag crude oil and refined product vessels with an enhanced return on invested capital. We believe our diverse and versatile fleet, our experience and our long-standing relationships with participants in the crude and refined product shipping industry, position us to identify and take advantage of attractive acquisition opportunities in any vessel class and in either the international or Jones Act market.

Maintain a strong and flexible financial profile.

          We intend to maximize our financial returns by actively managing the capital devoted to the markets in which we operate and the complementary mix of time charter and spot contracts through which we deploy our vessels. The substantial contracted cash flows from our time charters cover the majority of our fixed costs and provide a hedge against times when spot market rates are weaker. This helps us to maintain significant liquidity throughout the cycle. Conversely, spot market exposure provides a significant opportunity to benefit during periods when spot market rates are stronger, thereby offering the opportunity to generate additional cash flow. We believe this complementary chartering approach will provide us with the flexibility to pursue attractive acquisition or strategic transaction opportunities, particularly at times when the market values of fleet assets may be below long-term averages due to changes in industry fundamentals.

Become a leader in the consolidation of the tanker industry.

          We expect the tanker industry to expand over the next several years as ton-mile demand for crude and product tankers grows and as the newbuilding orderbook is relatively low. Given the fragmented nature of the international tanker industry, we believe that we have an opportunity to complement the renewal and expansion of our fleet through selective transactions that will allow us to consolidate smaller owners into a larger and more efficient enterprise.

Fleet List

          The following tables set forth information regarding vessels in our U.S. Flag fleet and our International Flag fleet and for our JV Vessels as of March 31, 2015:

U.S. Flag Fleet

Vessel Name	Type	Dwt	Year Built		Employment
Owned Vessels
Overseas Cascade	MR	46,911	2009		Time Charter
Overseas Chinook	MR	46,287	2010		Time Charter
Overseas Santorini	MR	51,662	2010		COA-Spot(1)
Overseas Mykonos	MR	51,711	2010		COA-Spot(1)
OSG 350(2)	ATB	45,556	2010		COA-Spot
OSG 351(2)	ATB	45,556	2011		COA-Spot
OSG 243	ATB	30,448	2008	(3)	Time Charter
OSG 242	ATB	30,391	2007	(3)	Time Charter
OSG 209	ATB	25,321	2005	(3)	Time Charter
OSG 214	ATB	26,410	2004	(3)	Time Charter
OSG 254	ATB	31,605	2002	(3)	Time Charter
OSG 252	ATB	30,933	2002	(3)	Time Charter
OSG 244	ATB	29,042	2001	(3)	Time Charter
OSG 192	ATB	21,914	1998	(3)	Time Charter
						Charter-in Expiry(4)

Chartered-In Vessels
Overseas Tampa	MR	46,666	2011		Time Charter(5)	6/30/2025
Overseas Anacortes	MR	46,656	2010		Time Charter(5)	12/11/2019
Overseas Martinez	MR	46,666	2010		Time Charter(5)	12/11/2019
Overseas Nikiski	MR	46,666	2009		Time Charter(5)	12/11/2019
Overseas Boston	MR	46,804	2009		Time Charter(5)	12/11/2019
Overseas Texas City	MR	46,911	2008		Time Charter(5)	12/11/2019
Overseas New York	MR	46,911	2008		Time Charter(5)	12/11/2019
Overseas Los Angeles	MR	46,817	2007		Time Charter(5)	12/11/2019
Overseas Long Beach	MR	46,911	2007		Time Charter(5)	12/11/2019
Overseas Houston	MR	46,911	2007		Time Charter(5)	12/11/2019

(1)
Engaged in the MSP trade. See "Business—Fleet—Fleet Operations—U.S Flag Fleet Operations."

(2)
Engaged in the Delaware Bay lightering trade. See "Business—Fleet—Fleet Operations—U.S Flag Fleet Operations."

(3)
Rebuild date.

(4)
Under the terms of the related agreements, each of these charters can be extended at our option throughout the life of the vessels.

(5)
Subject to profit-sharing arrangement under charter-in contract.

International Flag Fleet

Vessel Name	Type	Dwt	Year Built	Employment	Shipyard
Owned Vessels
Overseas Laura Lynn	ULCC	441,585	2003	Time Charter	Daewoo
Overseas Kilimanjaro	VLCC	297,000	2012	Pool	Dalian
Overseas Mckinley	VLCC	297,000	2011	Pool	Dalian
Overseas Everest	VLCC	296,907	2010	Pool	Shanghai Jiangnan
Overseas Rosalyn	VLCC	317,972	2003	Pool	Hyundai
Overseas Mulan	VLCC	318,518	2002	CMA	Hyundai
Overseas Tanabe	VLCC	298,561	2002	Pool	Hitachi
Overseas Sakura	VLCC	298,641	2001	Pool	Hitachi
Overseas Raphael	VLCC	309,614	2000	CMA	Hyundai
Overseas Redwood	Aframax	112,792	2013	CMA(1)	SPP
Overseas Yellowstone	Aframax	112,989	2009	Pool	New Times
Overseas Yosemite	Aframax	112,905	2009	Pool	New Times
Overseas Portland	Aframax	112,139	2002	CMA(1)	Hyundai
Overseas Josefa Camejo	Aframax	112,860	2001	Pool	Hyundai
Overseas Fran	Aframax	112,118	2001	Pool	Hyundai
Overseas Shirley	Aframax	112,056	2001	CMA(1)	Hyundai
Overseas Shenandoah	LR2	112,792	2014	CMA(1)	SPP
Overseas Reymar	Panamax	69,636	2004	Time Charter(2)	Daewoo
Cabo Hellas	Panamax	69,636	2003	Time Charter(2)	Daewoo
Overseas Jademar	Panamax	69,697	2002	Pool	Daewoo
Overseas Pearlmar	Panamax	69,697	2002	Pool	Daewoo
Overseas Goldmar	Panamax	69,684	2002	Pool	Daewoo
Overseas Rosemar	Panamax	69,629	2002	Time Charter(2)	Daewoo
Overseas Silvermar	Panamax	69,609	2002	Pool	Daewoo
Overseas Rubymar	Panamax	69,599	2002	Time Charter(2)	Daewoo
Overseas Leyte	LR1	73,944	2011	Pool	SPP
Overseas Samar	LR1	73,920	2011	Time Charter(2)	SPP
Overseas Visayas	LR1	74,933	2006	Time Charter(2)	STX
Overseas Luzon	LR1	74,908	2006	Time Charter(2)	STX
Overseas Athens	MR	50,342	2012	Pool	SPP
Overseas Milos	MR	50,378	2011	Pool	SPP
Overseas Kythnos	MR	50,284	2010	Pool	SPP
Overseas Skopelos	MR	50,222	2009	Pool	SPP
Overseas Alcmar	MR	46,248	2004	Pool	STX
Overseas Alcesmar	MR	46,214	2004	Pool	STX
Overseas Ariadmar	MR	46,205	2004	Pool	STX
Overseas Andromar	MR	46,195	2004	Pool	STX
Overseas Atalmar	MR	46,177	2004	Pool	STX
Overseas Antigmar	MR	46,168	2004	Pool	STX
Victory	MR	47,236	1998	Bareboat	Onomichi
Overseas Luxmar	MR	45,999	1998	CMA	Halla
Overseas Ambermar	MR	35,970	2002	Pool	Daedong
Overseas Petromar	MR	35,768	2001	Pool	Daedong
Chartered In Vessels
Alexandros II	MR	51,257	2008	Pool	STX
Overseas Sifnos	MR	51,225	2008	Pool	STX

Vessel Name	Type	Dwt		Year Built	Employment	Shipyard
Overseas Kimolos	MR	51,218		2008	Pool	STX
Sextans	MR	51,218		2007	Pool	STX
Cygnus	MR	51,218		2007	Pool	STX
Hercules	MR	51,218		2006	Pool	STX
Orion	MR	51,218		2006	Pool	STX
JV Vessels
FSO Vessels
FSO Africa(3)	FSO	432,023		2002	Service Contract	Daewoo
FSO Asia(3)	FSO	441,893		2002	Service Contract	Daewoo
LNG Carriers
Al Gattara(4)	LNG	216,200	(5)	2007	Time Charter	Hyundai
Tembek(4)	LNG	216,200	(5)	2007	Time Charter	Samsung
Al Gharrafa(4)	LNG	216,200	(5)	2008	Time Charter	Hyundai
Al Hamla(4)	LNG	216,200	(5)	2008	Time Charter	Samsung

(1)
These vessels moved into commercial pools during the second quarter of 2015.

(2)
These vessels entered into short-term time charters with our PI commercial pool partners.

(3)
JV Vessels in which we hold a 50% ownership interest.

(4)
JV Vessels in which we hold a 49.9% ownership interest.

(5)
LNG Carrier capacity described in cbm.

Emergence from Bankruptcy

          We emerged from bankruptcy on August 5, 2014 (the "Effective Date"). On November 14, 2012 (the "Petition Date"), Overseas Shipholding Group, Inc. and 180 of its subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of Title II of the U.S. Code (the "Bankruptcy Code") in the U.S. Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") (the "Chapter 11 Cases"). During the period from the Petition Date through August 4, 2014, we conducted our business in the ordinary course as debtors-in-possession under the protection of the Bankruptcy Court. Our plan of reorganization (the "Equity Plan") provided for the satisfaction, settlement and/or discharge of claims and interests by cash payment, reinstatement or issuance of new common stock. On the Effective Date, we cancelled all of our then-outstanding common stock and authorized the issuance of up to 1,067,926,805 shares of stock, comprised of Class A common stock, Class B common stock and preferred stock. On the Effective Date, we issued an aggregate of 528,499,801 shares of post-emergence Class A and Class B common stock and Class A and Class B warrants pursuant to the Equity Plan and received proceeds of $1.51 billion from the issuance of Class A common stock and warrants. Our Class B common stock is listed on the NYSE MKT LLC ("NYSE MKT") and began "regular way" trading under the symbol "OSGB" on October 9, 2014. Prior to this offering, our Class A common stock has not been listed on any securities exchange. On the Effective Date, we also closed on Exit Financing Facilities (as defined later in this prospectus) with an aggregate borrowing capacity (excluding accordion features) of approximately $1.36 billion and immediately drew down an aggregate of approximately $1.23 billion under those facilities.

          On the Petition Date, we had $2.58 billion of debt outstanding (gross of original issue discount). As a result of retiring our non-public debt and 8.75% debentures using the proceeds from the issuance of our Class A common stock and warrants, the Exit Financing Facilities, and cash on hand, we reduced our pre-petition debt by $2.13 billion to $446 million. As of March 31, 2015, we had approximately $1.67 billion of debt outstanding (including certain pre-petition debt and the Exit Financing Facilities).

          In connection with our emergence from bankruptcy, we recorded certain "plan effect" adjustments as of the Effective Date to our consolidated balance sheet in order to reflect certain provisions of the Equity Plan. These adjustments included the cancellation of all of the pre-reorganized OSG outstanding common stock and the issuance of Class A and Class B common stock and warrants.

Recent Developments

          On June 3, 2015, we entered into amendments to the OBS Facilities and the OIN Facilities (as defined later in this prospectus). See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Sources of Capital."

Risk Factors

          Our business is subject to numerous risks. See "Risk Factors." In particular, our business may be adversely affected by:

  •
  The highly cyclical nature of the industry, which may lead to volatile changes in charter rates and significant fluctuations in the market value of vessels;

  •
  Declines in charter rates and other market deterioration;

  •
  An increase in the supply of vessels without a commensurate increase in demand for such vessels, which could cause charter rates to remain at depressed levels or to further decline;

  •
  Our insurance not being adequate to cover our losses;

  •
  Changes in the regulatory environment in which we operate, including in particular in the United States where we operate in a highly-regulated industry;

  •
  Compliance with the complex laws and regulations that govern our operations, including environmental laws and regulations;

  •
  Constraints on capital availability; and

  •
  Our significant indebtedness.

Corporate Information

          Our executive offices are located at 1301 Avenue of the Americas, New York, New York 10019, and our telephone number is (212) 953-4100. Our Internet website address is www.osg.com. Information on, or accessible through, our website is not incorporated into, nor should it be considered part of, this prospectus. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.

 THE OFFERING

Class A common stock offered by OSG	shares
Class A common stock offered by the selling stockholders	shares
Option to purchase additional shares of Class A common stock

We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to                  additional shares of Class A common stock at the initial public offering price, less the underwriting discount.

Class A common stock to be outstanding after this offering

                   shares of Class A common stock (or                   shares of Class A common stock if the underwriters exercise their option to purchase additional shares of Class A common stock in full). The number of shares of Class A common stock shown to be outstanding after this offering does not include                  outstanding Class A warrants to purchase shares of Class A common stock at an exercise price of $0.01 per share.

Class B common stock to be outstanding after this offering	shares of Class B common stock. The number of shares of Class B common stock does not include Class B warrants to purchase shares of Class B common stock at an exercise price of $0.01 per share.
Voting and conversion rights

Shares of Class B common stock vote as a single class with the shares of Class A common stock, except as set forth in our Amended and Restated Certificate of Incorporation, and are convertible on a one-for-one basis into shares of Class A common stock at any time at the option of the holder, subject to certain conditions. Each share of Class B common stock will automatically convert on a one-for-one basis into shares of Class A common stock in the circumstances described under "Description of Capital Stock." See "Description of Capital Stock."

Lock-up

We and our officers, directors and certain holders of our Class A common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our Class A common stock or securities convertible into or exchangeable for shares of Class A common stock during the period from the date of this prospectus continuing through the date              days after the date of this prospectus except with the prior written consent of the representatives. See "Shares Eligible for Future Sale."

Use of proceeds

We intend to use the net proceeds from this offering for general corporate purposes, which may include the further expansion and renewal of our existing fleet or the repayment of outstanding debt obligations. See "Use of Proceeds" for additional information. We will not receive any of the proceeds from the sale of Class A common stock by the selling stockholders.

Dividend policy

We do not expect to pay cash dividends or other distributions with respect to our common stock in the foreseeable future. The timing, declaration, amount and payment of any future dividends will be at the discretion of our Board of Directors and will depend upon many factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other facts our Board of Directors may deem relevant.

Transfer agent	Computershare Trust Company, N.A.
Proposed stock exchange symbol	We intend to apply to list our shares of Class A common stock on the NYSE under the symbol "OSG."
Risk Factors

Investment in shares of our Class A common stock involves a high degree of risk. You should carefully read and consider all of the information set forth under the heading "Risk Factors" and all other information set forth in this prospectus before investing in shares of our Class A common stock.

          The total number of shares of Class A common stock and Class B common stock to be outstanding after this offering is based on                   shares of Class A common stock and                   shares of Class B common stock outstanding as of                          , 2015, and excludes:

  •
                     shares of Class A common stock issuable upon exercise of outstanding warrants at an exercise price of $0.01 per share;

  •
                     shares of Class B common stock issuable upon exercise of outstanding warrants at an exercise price of $0.01 per share;

  •
                     shares of Class A common stock issuable upon exercise of options granted under our equity incentive plans and compensation plans at a weighted average exercise price of $             per share; and

  •
                     shares of Class A common stock reserved for future issuance under our equity incentive plans and compensation plans.

 SUMMARY FINANCIAL AND OTHER DATA

          The following tables set forth summary historical consolidated financial and other data and pro forma financial data as of the dates and for the periods indicated. The summary consolidated statement of operations data presented below for the fiscal years ended December 31, 2012, 2013 and 2014 and the consolidated balance sheet data presented below as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements, included elsewhere in this prospectus. The summary consolidated statement of operations data presented below for the three months ended March 31, 2015 and 2014 and the balance sheet data presented below as of March 31, 2015 have been derived from our unaudited condensed consolidated financial statements, included elsewhere in this prospectus. In the opinion of management, our unaudited condensed consolidated financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations at the dates and for the periods presented. Our historical results are not necessarily indicative of the results that may be expected in the future.

          The summary unaudited pro forma financial data has been developed by application of pro forma adjustments to the historical consolidated financial statements included elsewhere in this prospectus. The summary unaudited pro forma financial data for the year ended December 31, 2014 gives effect, in the manner described under "Unaudited Pro Forma Condensed Consolidated Financial Data" and the notes thereto, to certain transactions related to our emergence from bankruptcy, as if all such events had been completed as of January 1, 2014. The unaudited pro forma adjustments are based upon available information and certain assumptions we believe are reasonable under the circumstances. The summary unaudited pro forma financial data is presented for informational purposes only and is not necessarily indicative of, and does not purport to represent, what our results of operations would actually have been had the transactions been consummated as of January 1, 2014. In addition, the summary unaudited pro forma financial data is not necessarily indicative of our future financial condition or results of operations. We did not pay any cash dividends in the years presented below.

          You should read the information contained in this table in conjunction with "Unaudited Pro Forma Condensed Consolidated Financial Data," "Selected Historical Consolidated Financial Data," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	For the year ended December 31,			Unaudited Pro Forma for the year ended December 31,	For the three months ended March 31,
	2014	2013	2012	2014	2015	2014
	(in thousands, except per share amounts)
Statement of operations data:
Shipping revenues	$957,434	$1,015,996	$1,137,134	$956,726	$233,542	$292,446
Income/(loss) from vessel operations	95,102	(367,198)	(379,233)	94,100	65,132	34,630
(Loss)/income before reorganization items and income taxes	(95,608)	(325,805)	(440,482)	20,591	49,048	43,135
Reorganization items, net	(171,473)	(327,170)	(41,113)	—	(3,487)	(29,256)
(Loss)/income before income taxes	(267,081)	(652,975)	(481,595)	20,591	45,561	13,879
Net (loss)/income	(152,273)	(638,230)	(480,114)	9,306	42,901	12,550
Depreciation and amortization	151,758	176,276	201,284	151,758	37,119	37,945

	For the year ended December 31,			Unaudited Pro Forma for the year ended December 31,	For the three months ended March 31,
	2014	2013	2012	2014	2015	2014
	(in thousands, except per share amounts)
Share and per share amounts:
Basic and Diluted net (loss)/income per share — Class A and Class B(1)	$(0.65)	$—	$—	$0.02	$0.08	$—
Basic and Diluted net (loss)/income per share—Common stock(2)	—	(20.94)	(15.82)	—	—	0.41
Equity per share	2.43	(1.96)	17.28	—	2.51	(1.60)
Weighted average shares outstanding (in thousands)
Basic earnings per share:
Class A(3)	212,508	—	—	520,573	520,584	—
Class B and common stock(4)	21,372	30,483	30,339	7,926	7,925	30,516
Diluted earnings per share:
Class A(3)	212,508	—	—	520,582	520,587	—
Class B and common stock(4)	21,372	30,483	30,339	7,926	7,925	30,516

	For the year ended December 31,			Unaudited Pro Forma for the year ended December 31,	For the three months ended March 31,
	2014	2013	2012	2014	2015	2014
	(in thousands)
Other data:
TCE revenues(5)	$761,359	$763,328	$840,846	$760,018	$221,642	$214,553
EBITDA(6)	117,168	(476,349)	(186,890)	287,639	111,249	51,947
Adjusted EBITDA(6)	298,556	235,389	128,745	297,554	113,708	86,603

	For the year ended December 31, 2014		For the three months ended March 31, 2015
	U.S. Flag Fleet	International Flag Fleet	U.S. Flag Fleet	International Flag Fleet
	(dollars in thousands)
Fleet data:
TCE revenues	$414,373	$346,964	$111,212	$110,338
Average daily TCE rates	$49,231	$16,546	$53,659	$25,359
Average number of vessels	24	60	24	51

	As of December 31,		As of March 31,
	2014	2013	2015
	(in thousands)
Balance sheet data:
Cash and cash equivalents	$389,226	$601,927	$477,321
Restricted cash(7)	123,178	—	118,010
Current assets less current liabilities(8)	598,382	439,473	613,149
Total vessels, deferred drydock and other property at net book value	2,275,630	2,416,600	2,243,622
Total assets	3,436,491	3,644,494	3,457,317
Total debt(9)	1,668,667	2,561,650	1,665,612
Reserve for deferred income taxes and unrecognized tax benefits(10)	317,797	631,162	317,974
Total equity/(deficit)	1,286,087	(60,247)	1,326,265

	For the year ended December 31,			For the three months ended March 31,
	2014	2013	2012	2015	2014
	(in thousands)
Cash flow data:
Net cash (used in)/provided by
Operating activities	$(727,149)	$141,896	$(32,899)	$66,414	$44,058
Investing activities	(47,338)	(34,538)	(22,409)	24,859	(1,839)
Financing activities	561,786	(12,773)	507,773	(3,178)	(5,469)

(1)
Includes outstanding Class A warrants and Class B warrants. See notes 3 and 4 below.

(2)
Represents legacy common stock that was cancelled on the Effective Date. See "Prospectus Summary—Emergence from Bankruptcy" and "Business—Reorganization under Chapter 11."

(3)
The weighted average shares outstanding for Class A common stock basic and diluted earnings per share was calculated using no Class A common stock and no Class A warrants outstanding for the period January 1, 2014 through August 4, 2014, including for the three months ended March 31, 2014. For the period from August 5, 2014 through December 31, 2014 and for the three months ended March 31, 2015, proceeds from warrant exercises are ignored, and shares issuable upon Class A warrant exercise are included in the calculation of Class A basic weighted average shares outstanding for the period as management deemed the exercise price for the Class A warrants of $0.01 per share to be nominal. Approximately 310,420 thousand shares of Class A common stock and 210,153 thousand Class A warrants were used in calculating the weighted average shares outstanding for the period from August 5, 2014 through December 31, 2014. As of March 31, 2015 there were 310,726 thousand shares of Class A common stock outstanding and 210,146 thousand Class A warrants outstanding. The computation of diluted earnings per share assumes the issuance of common stock for all potentially dilutive stock options and restricted stock units not classified as participating securities. As of March 31, 2015 and December 31, 2014 there were approximately 196 thousand shares of Class A restricted stock units and 454 thousand Class A stock options outstanding and considered to be potentially dilutive securities.

(4)
The weighted average shares outstanding for Class B common stock and common stock basic and diluted earnings per share was calculated using the common stock outstanding for each of the years in the two year period ended December 31, 2013 and for the period January 1, 2014 through August 4, 2014, including for the three months ended March 31, 2014. For the period August 5, 2014 through December 31, 2014 and for the three months ended March 31, 2015, it includes Class B common stock outstanding and Class B warrants outstanding. Proceeds from warrant exercises are ignored, and shares issuable upon Class B warrant exercise are included in the calculation of Class B basic weighted average shares outstanding for the period as management deemed the exercise price for the Class B warrants of $0.01 per share to be nominal. As of December 31, 2014, there were approximately 2,908 thousand Class B warrants outstanding. As of March 31, 2015 there were approximately 2,212 thousand Class B warrants outstanding.

(5)
Reconciliations of TCE revenues to shipping revenues as reflected in the consolidated statements of operations are as follows:

	For the year ended December 31,			Unaudited Pro Forma for the year ended December 31,	For the three months ended March 31,
	2014	2013	2012	2014	2015	2014
	(in thousands)
TCE revenues	$761,359	$763,328	$840,846	$760,018	$221,642	$214,553
Add: Voyage expenses	196,075	252,668	296,288	196,708	11,900	77,893

Shipping revenues	$957,434	$1,015,996	$1,137,134	$956,726	$233,542	$292,446

Consistent with general practice in the shipping industry, we use TCE revenues, which represents shipping revenues less voyage expenses, as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. TCE revenues, a non-GAAP measure, provides additional meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it assists management in decisions regarding the deployment and use of our vessels and in evaluating our financial performance.

(6)
EBITDA represents net (loss)/income before interest expense, income taxes and depreciation and amortization expense. Adjusted EBITDA consists of EBITDA adjusted for the impact of certain items that we do not consider indicative of our ongoing operating performance. EBITDA and Adjusted EBITDA are presented to provide investors with meaningful additional information that management uses to monitor ongoing operating results and evaluate trends over comparative periods. EBITDA and Adjusted EBITDA do not represent, and should not be a substitute for, net (loss)/income or cash flows from operations as determined in accordance with GAAP. EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of the limitations are:

  •
  EBITDA and Adjusted EBITDA do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

  •
  EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs; and

  •
  EBITDA and Adjusted EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt.

While EBITDA and Adjusted EBITDA are frequently used as a measure of operating results and performance, neither of them is necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation.

The following table reconciles net (loss)/income attributable to the Company, as reflected in the consolidated statements of operations, to EBITDA and Adjusted EBITDA:

	For the year ended December 31,				Unaudited Pro Forma for the year ended December 31,	For the three months ended March 31,
	2014	2013	2012		2014	2015	2014
	(in thousands)
Net (loss)/income	$(152,273)	$(638,230)	$(480,114)		$9,306	$42,901	$12,550
Income tax (benefit)/provision	(114,808)	(14,745)	(1,481)		11,285	2,660	1,329
Interest expense	232,491	350	93,421		115,290	28,569	123
Depreciation and amortization	151,758	176,276	201,284		151,758	37,119	37,945

EBITDA	117,168	(476,349)	(186,890)		287,639	111,249	51,947
Technical management transition costs	3,427	—	—		3,427	40	194
Severance and relocation costs	17,020	3,097	3,163		17,020	5	6,683
Goodwill and other intangibles impairment charge	—	16,214	—		—	—	—
(Gain)/loss on disposal of vessels, including impairments	(10,532)	365,257	271,359		(10,532)	(1,073)	(1,477)
Reorganization items, net	171,473	327,170	41,113		—	3,487	29,256

Adjusted EBITDA	$298,556	$235,389	$128,745	(11)	$297,554	$113,708	$86,603

(7)
Includes $77,999 and $70,093 of legally restricted cash relating to the OIN Term Loan as of March 31, 2015 and December 31, 2014, respectively. The OIN Facilities were amended on June 3, 2015. Following that amendment, the $77,999 of cash that was legally restricted as of March 31, 2015 is no longer restricted. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Sources of Capital." The OIN Facilities stipulate that if annual aggregate cash proceeds of OIN asset sales exceed $5,000, cash proceeds from each such sale are required to be reinvested in vessels within twelve months of such sale or be used to prepay the principal balance outstanding on the OIN Facilities. The balance of restricted cash as of March 31, 2015 and December 31, 2014, represents management-designated cash reserves of $40,011 and $53,085, respectively, which are to be utilized for the settlement of certain unsecured claims, including disputed unsecured claims, and other costs related to our recent emergence from bankruptcy.

(8)
Current liabilities include income taxes payable, including reserve for uncertain tax positions of $234,623 as of December 31, 2013.

(9)
Amounts do not include debt of our JVs. 2013 balances are included in liabilities subject to compromise in the audited consolidated balance sheet for December 31, 2013.

(10)
Comprised of deferred income taxes and reserve for uncertain tax positions as follows:

	As of December 31,		As of March 31,
	2014	2013	2015
	(in thousands)
Deferred income taxes	$283,277	$369,954	$275,339
Reserve for uncertain tax positions (current)	—	234,623	—
Reserve for uncertain tax positions (noncurrent)	34,520	26,585	42,635

	$317,797	$631,162	$317,974

(11)
Includes $40,400 recognized in shipping revenues during 2012 in relation to the termination, settlement and replacement agreement with Sunoco, which is discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results from Vessel Operations—U.S. Flag."

RISK FACTORS

          The following important risk factors could cause actual results to differ materially from those contained in the forward-looking statements made in this prospectus or presented elsewhere by management from time to time. If any of the circumstances or events described below actually arise or occur, our business, results of operations and financial condition could be materially adversely affected.

Risks Related to Our Industry

The highly cyclical nature of the industry may lead to volatile changes in charter rates and vessel values, which could adversely affect our earnings and available cash.

          The tanker industry is both cyclical and volatile in terms of charter rates and profitability. Fluctuations in charter rates and vessel values result from changes in supply and demand both for tanker capacity and for oil and oil products. Factors affecting these changes in supply and demand are generally outside of our control. The nature, timing and degree of changes in industry conditions are unpredictable and could adversely affect the values of our vessels or result in significant fluctuations in the amount of charter revenues we earn, which could result in significant volatility in our quarterly and annual results and cash flows. Factors influencing the demand for tanker capacity include:

  •
  supply and demand for, and availability of, energy resources such as oil, oil products and natural gas, which affect customers' need for vessel capacity;

  •
  global and regional economic and political conditions, including armed conflicts, terrorist activities and strikes, that among other things could impact the supply of oil, as well as trading patterns and the demand for various vessel types;

  •
  regional availability of refining capacity and inventories;

  •
  changes in the production levels of crude oil (including in particular production by the Organization of Petroleum Exporting Countries ("OPEC"), the United States and other key producers);

  •
  developments in international trade generally;

  •
  changes in seaborne and other transportation patterns, including changes in the distances that cargoes are transported, changes in the price of crude oil and changes to the West Texas Intermediate ("WTI") and Brent Crude ("Brent") oil pricing benchmarks;

  •
  environmental and other legal and regulatory developments and concerns;

  •
  construction or expansion of new or existing pipelines or railways;

  •
  weather and natural disasters;

  •
  competition from alternative sources of energy; and

  •
  international sanctions, embargoes, import and export restrictions or nationalizations and wars.

          Factors influencing the supply of vessel capacity include:

  •
  the number of newbuilding deliveries;

  •
  the scrapping rate of older vessels;

  •
  the number of vessels being used for storage or as FSOs;

  •
  the conversion of vessels from transporting oil and oil products to carrying dry bulk cargo or vice versa;

  •
  the number of vessels removed from service;

  •
  availability and pricing of other energy resources such as natural gas for which tankers can be used or to which construction capacity may be dedicated;

  •
  port or canal congestion; and

  •
  environmental and maritime regulations.

          Many of the factors that influence the demand for vessel capacity will also, in the longer term, effectively influence the supply of vessel capacity, since decisions to build new capacity, invest in capital repairs or retain in service older obsolescent capacity are influenced by the general state of the marine transportation industry from time to time.

The market value of vessels fluctuates significantly, which could adversely affect our liquidity or otherwise adversely affect our financial condition.

          The market value of vessels has fluctuated over time. The fluctuation in market value of vessels over time is based upon various factors, including:

  •
  age of the vessel;

  •
  general economic and market conditions affecting the tanker industry, including the availability of vessel financing;

  •
  number of vessels in the world fleet (or, in the case of the U.S. domestic market, the Jones Act fleet);

  •
  types and sizes of vessels available;

  •
  changes in trading patterns affecting demand for particular sizes and types of vessels;

  •
  cost of newbuildings;

  •
  prevailing level of charter rates;

  •
  competition from other shipping companies;

  •
  other modes of transportation; and

  •
  technological advances in vessel design and propulsion.

          These factors will affect the value of our vessels at the time of any vessel sale. In addition, as vessels grow older, they generally decline in value.

          If we sell a vessel at a sale price that is less than the vessel's carrying amount on our financial statements, we will incur a loss on the sale and a reduction in earnings and surplus. In addition, declining values of our vessels could adversely affect our liquidity by limiting our ability to raise cash by refinancing vessels.

Declines in charter rates and other market deterioration could cause us to incur impairment charges.

          We evaluate the carrying amounts of our vessels to determine if events have occurred that would require an impairment of those vessels' carrying amounts. The recoverable amount of vessels is reviewed to determine whether there have been any events or changes in circumstances indicating that the carrying amount of the assets might not be recovered. This review for potential impairment indicators and projection of future cash flows related to the vessels is complex and requires us to make various estimates, including future freight rates, earnings from the vessels and discount rates. All of these items have historically been volatile. We evaluate the recoverable amount as the higher of either fair value less costs to sell or value in use. If the recoverable amount is less than the carrying amount of the vessel, the vessel is deemed impaired. The carrying values of our vessels may differ significantly from their fair market value.

An increase in the supply of vessels without a commensurate increase in demand for such vessels, which could cause charter rates to remain at depressed levels or to further decline, could adversely affect our revenues, profitability and cash flows, as well as the value of our vessels.

          We depend on short-term duration, or "spot," charters, for a significant portion of our revenues, which exposes us to fluctuations in market conditions. For the three months ended March 31, 2015, we derived approximately 52% of our TCE revenues in the spot market. In 2014, 2013 and 2012, we derived approximately 49%, 52% and 64%, respectively, of our TCE revenues in the spot market.

          The marine transportation industry has historically been highly cyclical, and the profitability and asset values of companies in the industry have fluctuated based on changes in the supply and demand of vessels. If the number of new ships of a particular class delivered exceeds the number of vessels of that class being scrapped, available capacity in that class will increase. The newbuilding order book (representing vessels in various stages of planning or construction and including chemical and other tankers) equaled 16%, 15%, 12% and 11% of the existing world tanker fleet as of March 31, 2015 and December 31, 2014, 2013 and 2012, respectively.

          In the U.S. domestic market, since the first quarter of 2013, firm orders to build 14 tankers and 10 ATBs have been announced, representing approximately 33% of the existing Jones Act fleet of product carriers and large ATBs (defined as vessels having carrying capacities of between 0.14 million barrels and 0.35 million barrels, which excludes numerous tank barges below 0.14 million barrel capacity and 10 much larger tankers dedicated exclusively to the Alaskan crude oil trade), which exceeds the anticipated levels of scrapping. Delivery of those tankers is expected to take place between 2015 and 2017. Given the smaller number of tankers operating in the U.S. domestic market, even a limited increase in capacity supply may negatively impact the market.

          Vessel supply is also affected by the number of vessels being used for floating storage, since vessels used for storage are not available to transport crude oil or petroleum products. Utilization of vessels for storage is affected by expectations of changes in the price of oil and petroleum products, with utilization generally increasing if prices are expected to increase more than storage costs and generally decreasing if they are not. A reduction in vessel utilization for storage will generally increase vessel supply. In 2010, for example, 81 vessels were released from storage and reentered the trading fleet. Since the 2010 release until near the end of 2014, storage on vessels at sea has been low, in part because then-current prices of crude oil have generally exceeded the future prices, a condition that allows companies to replace inventories at lower prices, which encourages the drawdown of commercial inventories. Supply has exceeded demand during the past five years, resulting in lower charter rates across the International Flag fleet. Since December 2014, however, current prices of crude oil have generally been below future prices, resulting in an increase in vessels used for storage. The duration of this trend of higher future prices cannot be predicted. If this trend ceases or reverses, the charter rates for our International Flag vessels could decrease to levels experienced during the past five years, which were well below historical averages. Any such development would have a material adverse effect on our revenues, profitability and cash flows if sustained over a long period of time.

Shipping is a business with inherent risks, and our insurance may not be adequate to cover our losses.

          Our vessels and their cargoes are at risk of being damaged or lost because of events including, but not limited to:

  •
  marine disasters;

  •
  bad weather;

  •
  mechanical failures;

  •
  human error;

  •
  war, terrorism and piracy;

  •
  grounding, fire, explosions and collisions; and

  •
  other unforeseen circumstances or events.

          In addition, transporting crude oil creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes, port closings and boycotts. These hazards may result in death or injury to persons; loss of revenues or property; the payment of ransoms; environmental damage; higher insurance rates; damage to our customer relationships; and market disruptions, delay or rerouting, which may also subject us to litigation. In addition, the operation of tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage and the associated costs could exceed the insurance coverage available to us. Compared to other types of vessels, tankers are also exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers. Furthermore, any such incident could seriously damage our reputation and cause us either to lose business or to be less likely to enter into new business (either because of customer concerns or changes in customer vetting processes). Any of these events could result in loss of revenues, decreased cash flows and increased costs.

          While we carry insurance to protect against certain risks involved in the conduct of our business, risks may arise against which we are not adequately insured. For example, a catastrophic spill could exceed our $1 billion per vessel insurance coverage and have a material adverse effect on our operations. In addition, we may not be able to procure adequate insurance coverage at commercially reasonable rates in the future, and we cannot guarantee that any particular claim will be paid by our insurers. In the past, new and stricter environmental regulations have led to higher costs for insurance covering environmental damage or pollution, and new regulations could lead to similar increases or even make this type of insurance unavailable. Furthermore, even if insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement ship in the event of a loss. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we obtain insurance coverage for tort liability. Our payment of these calls could result in significant expenses which would reduce our profits and cash flows or cause losses.

Constraints on capital availability have adversely affected the tanker industry and our business.

          Constraints on capital that have occurred during recent years have adversely affected the financial condition of certain of our customers, joint venture partners, financial lenders and suppliers. Entities that suffer a material adverse impact on their financial condition may be unable or unwilling to comply with their contractual commitments to us, including the refusal or inability of customers to pay charter hire to us or the inability or unwillingness of joint venture partners or financial lenders to honor their commitments to contribute funds to a joint venture or lend funds. While we seek to monitor the financial condition of our customers, joint venture partners, financial lenders and suppliers, the availability and accuracy of information about the financial condition of such entities and the actions that we may take to reduce possible losses resulting from the failure of such entities to comply with their contractual obligations may be limited. Any such failure could have a material adverse effect on our revenues, profitability and cash flows. In addition, adverse financial conditions may inhibit these entities from entering into new commitments with us, which could also have a material adverse effect on our revenues, profitability and cash flows.

          We also face other potential constraints on capital relating to counterparty credit risk and constraints on our ability to borrow funds. See also "—Risks Related to Our Company—We have incurred significant indebtedness, which could affect our ability to finance our operations, pursue desirable business opportunities and successfully run our business in the future, all of which could affect our ability to fulfill our obligations under that indebtedness" and "—Risks Related to Our Company—We are subject to credit risks with respect to our counterparties on contracts, and any failure by those counterparties to meet their obligations could cause us to suffer losses on such contracts, decreasing revenues and earnings."

We conduct our operations internationally, which subjects us to changing economic, political and governmental conditions abroad that may adversely affect our business.

          We conduct our operations internationally, and our business, financial condition, results of operations and cash flows may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed, including:

  •
  regional or local economic downturns;

  •
  labor rules and collective bargaining arrangements in foreign jurisdictions;

  •
  changes in governmental policy or regulation;

  •
  restrictions on the transfer of funds into or out of countries in which we or our customers operate;

  •
  difficulty in staffing and managing (including ensuring compliance with internal policies and controls) geographically widespread operations;

  •
  the effect of applicable tax structures, including potential liabilities relating to domestic and foreign withholding taxes and potential negative consequences from changes in tax laws;

  •
  trade relations with foreign countries in which our customers and suppliers have operations, including protectionist measures such as tariffs and import or export licensing requirements;

  •
  general economic and political conditions, which may interfere with, among other things, our supply chain, our customers and all of our activities in a particular location;

  •
  difficulty in the enforcement of contractual obligations in foreign jurisdictions and the collection of accounts receivable from foreign accounts;

  •
  different regulatory regimes in the various countries in which we operate;

  •
  inadequate intellectual property protection in foreign countries;

  •
  the difficulties and increased expenses in complying with multiple and potentially conflicting domestic and foreign laws, regulations, security, product approvals and trade standards, anti-bribery laws, government sanctions and restrictions on doing business with certain nations or specially designated nationals;

  •
  import and export duties and quotas;

  •
  demands for improper payments from port officials or other government officials;

  •
  domestic and foreign customs, tariffs and taxes;

  •
  foreign currency exchange controls, restrictions and fluctuations, which could result in reduced revenue and increased operating expense;

  •
  international incidents;

  •
  transportation delays or interruptions;

  •
  local conflicts, acts of war, terrorist attacks or military conflicts;

  •
  changes in oil prices or disruptions in oil supplies that could substantially affect global trade, our customers' operations and our business;

  •
  the imposition of taxes by flag states, port states and jurisdictions in which we or our subsidiaries are incorporated or where our vessels operate; and

  •
  expropriation of our vessels.

          The occurrence of such events could have a material adverse effect on our business. In addition, our international operations subject us to certain risks regarding taxation of foreign subsidiary income, see "—Risks Related to Legal and Regulatory Matters—Our financial condition would be materially adversely affected if the shipping income of our foreign subsidiaries becomes subject to current taxation in the United States."

          In addition, we must comply with complex foreign and U.S. laws and regulations, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act and other local laws prohibiting corrupt payments to government officials, as well as anti-money laundering laws and anti-competition regulations. The shipping industry is generally considered to present elevated risks in these areas. Violations of these laws and regulations could result in fines and penalties, criminal sanctions and restrictions on our business operations and on our ability to transport cargo to one or more countries, and could also materially affect our brand, ability to attract and retain employees, international operations, business and operating results. Although we have policies and procedures designed to achieve compliance with these laws and regulations, we cannot be certain that our employees, contractors, joint venture partners or agents will not violate these policies and procedures. Our operations may also subject our employees or our agents to extortion attempts.

Changes in fuel prices may adversely affect profits.

          Fuel is a significant, if not the largest, expense in our shipping operations when vessels are under voyage charter. Accordingly, an increase in the price of fuel may adversely affect our profitability if these increases cannot be passed onto customers. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments; supply and demand for oil and gas; actions by OPEC, and other oil and gas producers; war and unrest in oil producing countries and regions; regional production patterns; and environmental concerns. Fuel may become much more expensive in the future, which could reduce the profitability and competitiveness of our business compared to other forms of transportation.

An easing or lifting of the U.S. crude oil export ban could adversely impact our U.S. Flag Fleet.

          Over the last four decades, the ability of U.S. producers to export domestic crude oil has been limited by the U.S. government. As crude oil production, especially light sweet crude, has increased in the United States due to hydraulic fracturing and horizontal drilling, there have been more calls by crude oil producers for the U.S. government to change its energy policy to ease or lift the crude oil export ban. Although the impact on our U.S. Flag fleet's operations is not determinable, the easing of the crude oil export ban could result in reduced coastwise transportation of crude oil, which may have an adverse impact on our U.S. Flag segment.

Acts of piracy on ocean-going vessels could adversely affect our business.

          The frequency of pirate attacks on seagoing vessels remains high, particularly in the western part of the Indian Ocean, off the west coast of Africa and in the South China Sea. If piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones, as the Gulf of Aden has been, or Joint War Committee "war and strikes" listed areas, premiums payable for insurance coverage could increase significantly, and such insurance coverage may become difficult to obtain. Crew costs could also increase in such circumstances due to risks of piracy attacks.

          In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not "on-hire" for a certain number of days and it is therefore entitled to cancel the charter party, a claim we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, hijacking as a result of an act of piracy against our vessels, or an increase in the cost (or unavailability) of insurance for those vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows. Such attacks may also impact our customers, which could impair their ability to make payments to us under our charters.

Terrorist attacks and international hostilities and instability can affect the tanker industry, which could adversely affect our business.

          Terrorist attacks, the outbreak of war or the existence of international hostilities could damage the world economy, adversely affect the availability of and demand for crude oil and petroleum products and adversely affect both our ability to charter our vessels and the charter rates payable under any such charters. In addition, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political instability, terrorist or other attacks, war or international hostilities. In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. These factors could also increase the costs to us of conducting our business, particularly crew, insurance and security costs, and prevent or restrict us from obtaining insurance coverage, all of which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Public health threats could have an adverse effect on our operations and our financial results.

          Public health threats and other highly communicable diseases, outbreaks of which have already occurred in various parts of the world near where we operate, could adversely impact our operations, the operations of our customers and the global economy, including the worldwide demand for crude oil and the level of demand for our services. Any quarantine of personnel, restrictions on travel to or from countries in which we operate, or inability to access certain areas could adversely affect our operations. Travel restrictions, operational problems or large-scale social unrest in any part of the world in which we operate, or any reduction in the demand for tanker services caused by public health threats in the future, may impact operations and adversely affect our financial results.

Risks Related to Our Company

We have incurred significant indebtedness, which could affect our ability to finance our operations, pursue desirable business opportunities and successfully run our business in the future, all of which could affect our ability to fulfill our obligations under that indebtedness.

          As of March 31, 2015, we had $1.67 billion of outstanding indebtedness. Our substantial indebtedness and interest expense could have important consequences, including:

  •
  limiting our ability to use a substantial portion of our cash flow from operations in other areas of our business, including for working capital, capital expenditures and other general business activities, because we must dedicate a substantial portion of these funds to service our debt;

  •
  to the extent our future cash flows are insufficient, requiring us to seek to incur additional indebtedness in order to make planned capital expenditures and other expenses or investments;

  •
  limiting our ability to obtain additional financing in the future for working capital, capital expenditures, debt service requirements, acquisitions, and other expenses or investments planned by us;

  •
  limiting our flexibility and ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation, and our business and industry;

  •
  limiting our ability to satisfy our obligations under our indebtedness;

  •
  increasing our vulnerability to a downturn in our business and to adverse economic and industry conditions generally;

  •
  placing us at a competitive disadvantage as compared to our less-leveraged competitors;

  •
  potentially limiting our ability to enter certain pools;

  •
  limiting our ability, or increasing the costs, to refinance indebtedness; and

  •
  limiting our ability to enter into hedging transactions by reducing the number of counterparties with whom we can enter into such transactions as well as the volume of those transactions.

          Our ability to continue to fund our obligations and to reduce debt may be affected by general economic, financial market, competitive, legislative and regulatory factors, among other things. An inability to fund our debt requirements or reduce debt could have a material adverse effect on our business, financial condition, results of operations and cash flows.

          Additionally, the actual or perceived credit quality of our charterers (as well as any defaults by them) could materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or significantly increase the costs of obtaining such capital. Our inability to obtain additional financing at a reasonable cost, or at all, could materially affect our results of operation and our ability to implement our business strategy.

We may not be able to generate sufficient cash to service all of our indebtedness, and could in the future breach covenants in our credit facilities and term loans.

          Our earnings, cash flow and the market value of our vessels vary significantly over time due to the cyclical nature of the tanker industry, as well as general economic and market conditions affecting the industry. As a result, the amount of debt that we can manage in some periods may not be appropriate in other periods and our ability to meet the financial covenants to which we are subject or may be subject in the future may vary. Additionally, future cash flow may be insufficient to meet our debt obligations and commitments. Any insufficiency could negatively impact our business.

          Each Exit Financing Facility (as defined herein) contains certain restrictions relating to new borrowings and the movement of funds between the borrowers thereunder and us, as set forth in the respective loan agreements. In addition, the OIN Revolver Facility (as defined herein) has a covenant to maintain the aggregate fair market value of the collateral vessels at greater than or equal to $500.0 million at the end of the each fiscal quarter. None of the other Exit Financing Facilities have financial covenants. Furthermore, drawdowns under the OBS ABL Facility (as defined herein) are limited based upon the available borrowing base, as defined in that loan agreement and, if availability falls below a certain amount for a specified period of time, the administrative agent could exercise cash dominion rights permitting it to invoke control rights over certain of our accounts. While we were in compliance with these requirements as of March 31, 2015, a decrease in vessel values or a failure to meet this ratio could cause us to breach certain covenants in our existing credit facilities and term loans, or in future financing agreements that we may enter into from time to time. If we breach such covenants and are unable to remedy the relevant breach or obtain a waiver, our lenders could accelerate our debt and foreclose on our owned vessels. For more information on the Exit Financing Facilities, see "Business—Reorganization Under Chapter 11—Exit Financing" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Sources of Capital."

          A range of economic, competitive, financial, business, industry and other factors will affect our future financial performance, and, accordingly, our ability to generate cash flow from operations and to pay debt and to meet the financial covenants under the OIN Revolver Facility. Many of these factors, such as charter rates, economic and financial conditions in the tanker industry and the global economy or competitive initiatives of competitors, are beyond our control. If we do not generate sufficient cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:

  •
  refinancing or restructuring our debt;

  •
  selling vessels or other assets;

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  reducing or delaying investments and capital expenditures; or

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  seeking to raise additional capital.

          Undertaking alternative financing plans, if necessary, might not allow us to meet our debt obligations. Our ability to restructure or refinance our debt will depend on the condition of the capital markets, our access to such markets and our financial condition at that time. Any refinancing of debt could be at higher interest rates and might require us to comply with more onerous covenants, which could further restrict our business operations. In addition, the terms of existing or future debt instruments may restrict us from adopting some of these alternatives. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Our inability to generate sufficient cash flow to satisfy our debt obligations, to meet the covenants in our credit agreements and term loans and/or to obtain alternative financing in such circumstances, could materially and adversely affect our business, financial condition, results of operations and cash flows.

We will be required to make additional capital expenditures to expand the number of vessels in our fleet and to maintain all of our vessels, which will depend on additional financing.

          Our business strategy is focused in part upon the expansion of our fleet through the timely and selective acquisition of secondhand tanker vessels or existing newbuild contracts to the extent we believe those acquisitions will result in attractive returns on invested capital and create increased cash flow. If we are unable to fulfill our obligations under any memorandum of agreement or newbuilding construction contract for future vessel acquisitions, the sellers of such vessels may be permitted to terminate such contracts and we may be required to forfeit all or a portion of the down payments we made under such contracts and we may also be sued for any outstanding balance. In addition, as a newbuilding vessel must be drydocked within five years of its delivery from a shipyard, with survey cycles of no more than 60 months for the first three surveys, and 30 months thereafter, not including any unexpected repairs, we will incur significant maintenance costs for our existing and any newly acquired vessels. As a result, if we do not utilize our vessels as planned, these maintenance costs could have material adverse effects on our business, financial condition, results of operations and cash flows.

We depend on third-party service providers for technical and commercial management of our International Flag fleet.

          We currently outsource to third-party service providers certain management services of our International Flag fleet, including technical management, certain aspects of commercial management and crew management. In particular, we have entered into the Ship Management Agreements with V.Ships, which assign technical management responsibilities to V.Ships for each vessel in our owned or bareboat chartered-in International Flag conventional tanker fleet. We have also transferred commercial management of our International Flag conventional tanker fleet to certain other third-party service providers, principally commercial pools.

          In such outsourcing arrangements, we have transferred direct control over technical and commercial management of the relevant vessels, while maintaining significant oversight and audit rights, and must rely on third-party service providers to, among other things:

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  comply with contractual commitments to us, including with respect to safety, quality and environmental compliance of the operations of our vessels;

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  comply with requirements imposed by the U.S. government (i) restricting calls on ports located in countries that are subject to sanctions and embargoes and (ii) prohibiting bribery and other corrupt practices;

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  respond to changes in customer demands for our vessels;

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  obtain supplies and materials necessary for the operation and maintenance of our vessels; and

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  mitigate the impact of labor shortages and/or disruptions relating to crews on our vessels.

          The failure of third-party service providers to meet such commitments could lead to legal liability or other damages to us. The third-party service providers we have selected may not provide a standard of service comparable to that which we provided for such vessels prior to any outsourcing. We rely on our third-party service providers to comply with applicable law, and a failure by such providers to comply with such laws may subject us to liability or damage our reputation even if we did not engage in the conduct ourselves. Furthermore, damage to any such third party's reputation, relationships or business may reflect on us directly or indirectly, and could have a material adverse effect on our reputation and business.

          V.Ships has the right to terminate the Ship Management Agreements at any time with 90 days' notice. If V.Ships exercises that right, we will be required either to enter into substitute agreements with other third parties or to assume those management duties. We may not succeed in negotiating and entering into such agreements with other third parties and, even if we do so, the terms and conditions of such agreements may be less favorable to us than those under the Ship Management Agreements. Furthermore, if we are required to dedicate internal resources to managing the International Flag conventional tanker fleet (including, but not limited to, hiring additional qualified personnel or diverting existing resources), that could result in increased costs and reduced efficiency and profitability. Any such changes could have a material adverse effect on our business, results of operations and financial condition.

The contribution of our joint ventures to our profits and losses may fluctuate, which could have a material adverse effect on our business, financial condition, results of operation and cash flows.

          We currently own an interest in six of our vessels through two joint ventures, one in which we have a 50% ownership interest and the second in which we have a 49.9% ownership interest, together with other third-party vessel owners and operators in our industry. See "Business—Fleet— Fleet Operations—Joint Ventures." Our ownership in the JVs is accounted for using the equity method, which means that our allocation of profits and losses of the applicable JV is included in our consolidated financial statements. The contribution of the JVs to our profits and losses may fluctuate, including the distributions that we may receive from such entities, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

          A joint venture involves certain risks such as:

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  we may not have voting control over the joint venture;

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  we may not be able to maintain good relationships with our joint venture partner;

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  the joint venture partner at any time may have economic or business interests that are inconsistent with ours;

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  the joint venture partner may fail to fund its share of capital for operations or to fulfill its other commitments, including providing accurate and timely accounting and financial information to us;

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  the joint venture may experience operating difficulties and financial losses, which may lead to asset write-downs or impairment charges that could negatively impact the operating results of the joint venture and us;

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  the joint venture or venture partner could lose key personnel; and

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  the joint venture partner could become bankrupt requiring us to assume all risks and capital requirements related to the joint venture project, and the related bankruptcy proceedings could have an adverse impact on the operation of the partnership or joint venture.

          In addition, the charters under which our two FSO JV Vessels currently operate expire in 2017 and may not be renewed at comparable rates. If events relating to any of these risks were to come to pass, that could adversely affect our participation in the relevant JV, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our business depends on spot charters, and any future decrease in spot charter rates could adversely affect our earnings.

          Spot charters, including vessels operating in commercial pools that predominantly operate in the spot market, constituted 52% of our aggregate TCE revenues in the first three months of 2015, and 49% in 2014, 52% in 2013 and 64% in 2012. Accordingly, our shipping revenues are significantly affected by prevailing spot rates for voyage charters in the markets in which our vessels operate. Spot rates have historically been volatile, and fluctuate due to seasonal changes and general supply and demand dynamics in the crude oil and refined products sectors. For example, over the past five years, VLCC spot market rates (expressed as a TCE) have ranged from a high of $87,500 per day to negative values, and in December 2014 achieved a high of $87,500 per day on the benchmark route between the Middle East Gulf and Japan. The successful operation of our vessels in the competitive spot charter market depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market continues to be very volatile, and, in the past, there have been periods when spot charter rates have declined below the operating cost of vessels. If spot charter rates decline in the future, then we may be unable to operate our vessels trading in the spot market profitably, or meet our other obligations, including payments on indebtedness. Furthermore, as charter rates for spot charters are fixed for a single voyage, which may last up to several weeks during periods in which spot charter rates are rising or falling, we will generally experience delays in realizing the benefits from, or experiencing the detriments, of those changes. See also "Business—Operations—Charter Types."

We may not be able to renew time charters in our U.S. Flag fleet when they expire or enter into new time charters for newbuilds.

          Our ability to renew expiring contracts or obtain new charters will depend on the prevailing market conditions at the time of renewal. As of March 31, 2015, we employed 20 vessels in our U.S. Flag fleet on time charters, with two of those charters expiring in 2015, 10 expiring in 2016, three expiring in 2017, three expiring in 2018 and two expiring in 2020 or thereafter. Our existing time charters may not be renewed, or if renewed, those new contracts may be at less favorable rates. In addition, there may be a gap in employment of vessels between current charters and subsequent charters. If at a time when we are seeking to arrange new charters for our vessels, market participants expect that less capacity will be necessary in the future (for example, if it is expected that oil and natural gas prices will decrease in the future, which could suggest that future oil and gas production levels will decline from then-current levels), we may not be able to obtain charters at attractive rates or at all. If, upon expiration of the existing time charters or delivery of newbuilds, we are unable to obtain time charters or voyage charters at desirable rates, our business, financial condition, results of operations and cash flows may be adversely affected.

Termination, or a change in the nature, of our relationship with any of the commercial pools in which we participate could adversely affect our business.

          As of May 31, 2015, six of our VLCCs participated in the TI pool; seven of our eight Aframaxes/LR2s participated in the SIGMA pool; four of our eight crude Panamaxes and one of our four Panamax product carriers participated directly in the PI pool; 14 of our MRs participated in the CPTA pool; and five of our MRs participated in the HDT pool (an aggregate of 19 MRs out of a total of 21 in the International Flag fleet). Our participation in these pools is intended to enhance the financial performance of our vessels through higher vessel utilization. Any participant in any of these pools has the right to withdraw upon notice in accordance with the relevant commercial pool agreement. Changes in the management of, and the terms of, these pools, decreases in the number of vessels participating in these pools, or the termination of these pools, could result in increased costs and reduced efficiency and profitability for us.

          In addition, in recent years the European Union (the "E.U.") has published guidelines on the application of the E.U. antitrust rules to traditional agreements for maritime services such as commercial pools. While we believe that all the commercial pools we participate in comply with E.U. rules, there has been limited administrative and judicial interpretation of the rules. Restrictive interpretations of the guidelines could adversely affect the ability to commercially market the respective types of vessels in commercial pools.

In the highly competitive international market, we may not be able to compete effectively for charters.

          Our vessels are employed in a highly competitive market. Competition arises from other vessel owners, including major oil companies, which may have substantially greater resources than we do. Competition for the transportation of crude oil and other petroleum products depends on price, location, size, age, condition, and the acceptability of the vessel operator to the charterer. We believe that because ownership of the world tanker fleet is highly fragmented, no single vessel owner is able to influence charter rates. To the extent we enter into new geographic regions or provide new services, we may not be able to compete profitably. New markets may involve competitive factors that differ from those of our current markets, and the competitors in those markets may have greater financial strength and capital resources than we do.

We may not realize the benefits we expect from past acquisitions or acquisitions we may make in the future.

          Our business strategy includes acquiring material ownership interests in entities in the tanker industry and opportunistic acquisitions of vessels. The success of our acquisitions will depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

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  identify suitable vessels and/or shipping companies for acquisitions at attractive prices, which may not be possible if asset prices rise too quickly;

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  obtain financing;

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  identify businesses engaged in managing, operating or owning vessels for acquisitions or joint ventures;

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  integrate any acquired vessels or businesses successfully with our then-existing operations; and

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  enhance our customer base.

          We intend to finance these acquisitions by using available cash from operations and through incurrence of debt or bridge financing, either of which may increase our leverage ratios, or by issuing equity, which may have a dilutive impact on our existing shareholders. At any given time we may be engaged in a number of discussions that may result in one or more acquisitions, some of which may be material to us as a whole. These opportunities require confidentiality and may involve negotiations that require us to respond quickly. Although there can be no certainty that any of these discussions will result in definitive agreements or the completion of any transactions, the announcement of any such transaction may lead to increased volatility in the trading price of our securities.

          Acquisitions can also involve a number of special risks and challenges, including:

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  diversion of management time and attention from our existing business and other business opportunities;

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  delays in closing or the inability to close an acquisition for any reason, including third-party consents or approvals;

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  any unanticipated negative impact on us of disclosed or undisclosed matters relating to any vessels or operations acquired; and

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  assumption of debt or other liabilities of the acquired business, including litigation related to the acquired business.

          The success of acquisitions or strategic investments depends on the effective integration of newly acquired businesses or assets into our current operations. Such integration is subject to risks and uncertainties, including realization of anticipated synergies and cost savings; the ability to retain and attract personnel and clients; the diversion of management's attention from other business concerns; and undisclosed or potential legal liabilities of the acquired company or asset. We may not realize the strategic and financial benefits that we expect from any of our past acquisitions, or any future acquisitions. Further, if a portion of the purchase price of a business is attributable to goodwill and if the acquired business does not perform up to expectations at the time of the acquisition some or all of the goodwill may be written off, adversely affecting our earnings. We have recorded material write-offs of goodwill and intangible assets in prior years related to earlier acquisitions consummated by us.

Changes in demand in specialized markets in which we currently trade may lead us to redeploy certain vessels to other markets.

          We deploy our vessels in several specialized markets, including, without limitation, lightering in the Delaware Bay. We conduct those lightering operations with two ATBs which were constructed using funds withdrawn from our Capital Construction Fund ("CCF"). See "Business—Fleet—Fleet Summary—U.S. Flag." If lower demand in these markets adversely affects our financial position, we may have to consider redeploying these two ATBs in other markets. If that occurs, we may not be able to compete profitably in the new markets, and the ATBs may not be able to be redeployed to new markets without substantial modification.

Operating costs and capital expenses will increase as our vessels age and may also increase due to unanticipated events relating to secondhand vessels and the consolidation of suppliers.

          In general, capital expenditures and other costs necessary for maintaining a vessel in good operating condition increase as the age of the vessel increases. As of March 31, 2015, the weighted average age of our total owned and operated fleet was 9.8 years. In addition, older vessels are typically less fuel-efficient than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates are also expected to increase with the age of a vessel, since older vessels may be less desirable to charterers. Accordingly, it is likely that the operating costs of our currently operated vessels will increase. In addition, changes in governmental regulations and compliance with classification society standards may restrict the type of activities in which the vessels may engage and/or may require us to make additional expenditures for new equipment. Every commercial tanker must pass through inspections by a classification society authorized by the vessel's country of registry. The classification society certifies that a tanker is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the tanker and the international conventions of which that country is a member. If a classification survey requires us to add equipment, we may be required to incur substantial costs or take our vessels out of service. Market conditions may not justify such expenditures or permit us to operate our older vessels profitably even if those vessels remain operational. If a vessel in our fleet does not maintain its class and/or fails any survey, it will be unemployable and unable to trade between ports. This would negatively impact our results of operations.

          In addition, our fleet includes a number of secondhand vessels. While we typically inspect secondhand vessels before we purchase them, those inspections do not necessarily provide us with the same level of knowledge about those vessels' condition that we would have had if these vessels had been built for and operated exclusively by us. We may not discover defects or other problems with such vessels before purchase, which may lead to expensive, unanticipated repairs, and could even result in accidents or other incidents for which we could be liable.

          Furthermore, recent mergers have reduced the number of available suppliers, resulting in fewer alternatives for sourcing key supplies. With respect to certain items, we are generally dependent upon the original equipment manufacturer for repair and replacement of the item or its spare parts. Supplier consolidation may result in a shortage of supplies and services, thereby increasing the cost of supplies or potentially inhibiting the ability of suppliers to deliver on time. These cost increases or delays could result in downtime and delays in the repair and maintenance of our vessels and FSOs and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We derive a substantial portion of our U.S. Flag segment's revenue from a limited number of customers, and the loss of, or reduction in business by, any of these customers could materially adversely affect the U.S. Flag segment's business, financial condition and results of operations.

          The U.S. Flag segment's largest customers account for a significant portion of its revenues. The U.S. Flag segment's top five customers comprised more than 55% of the U.S. Flag segment's revenues during each of 2014 and the first quarter of 2015. The loss of, or reduction in business by, any of these customers could materially adversely affect the U.S. Flag segment's business, financial condition and results of operations.

Certain potential customers will not use vessels older than a specified age, even if they have been subsequently rebuilt.

          All of our existing ATBs with the exception of the OSG Vision/OSG 350 and the OSG Horizon/OSG 351 were originally constructed more than 25 years ago. While all of these tug-barge units were rebuilt and double-hulled since 1998 and are "in-class," meaning the vessel has been certified by a classification society as being built and maintained in accordance with the rules of that classification society and complies with the applicable rules and regulations of the vessel's country of registry and applicable international conventions, some potential customers have stated that they will not charter vessels that are more than 20 years old, even if they have been rebuilt. Other customers may not continue to view rebuilt vessels as suitable. If more customers differentiate rebuilt vessels, time charter rates for our rebuilt ATBs will likely be adversely affected or the vessels may not be employable.

Our significant operating leases may not be replaced on as favorable terms or at all.

          Our operating fleet includes 17 vessels that have been chartered-in under operating leases. Our significant operating leases in our various businesses expire at various points in the future (although some are generally subject to indefinite renewal at our option) and may not be replaced at all or on as favorable terms, which could have a material adverse effect on our future financial position, results of operations and cash flows.

We are subject to credit risks with respect to our counterparties on contracts, and any failure by those counterparties to meet their obligations could cause us to suffer losses on such contracts, decreasing revenues and earnings.

          We have entered into, and in the future will enter into, various contracts, including charter agreements, joint venture agreements and other agreements associated with the operation of our vessels. We charter our vessels to other parties, who pay us a daily rate of hire. We also enter COAs and voyage charters. Historically, we have not experienced material problems collecting charter hire but the global economic downturn of recent years has affected charterers more severely than the prior recessions that have occurred since our establishment more than 45 years ago. We also time charter or bareboat charter some of our vessels from other parties and our continued use and operation of such vessels depends on the vessel owners' compliance with the terms of the time charter or bareboat charter. Additionally, we enter into derivative contracts (interest rate swaps and caps) from time to time. As a result, we are subject to credit risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions; availability of debt or equity financing; the condition of the maritime and offshore industries; the overall financial condition of the counterparty; charter rates received for specific types of vessels; and various expenses. Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities such as oil. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, our customers may fail to pay charter hire or attempt to renegotiate charter rates. If the counterparties fail to meet their obligations, we could suffer losses on such contracts which would decrease revenues, cash flows and earnings.

          The counterparty to our largest Delaware Bay lightering contract has approached us about restructuring the contract to lower the minimum volumes contained therein and has indicated that the termination or reduction payment that they would be required to make under the terms of the underlying contract would pose an unreasonable economic burden. If the counterparty fails to comply with the terms of the existing long-term contract, including provisions requiring that compensation be paid to us under certain circumstances, and we are unable to obtain replacement time charters at desirable rates, our profitability and cash flows may be adversely affected.

Ongoing bankruptcy proceedings may adversely affect our operations in the future.

          We emerged from bankruptcy on August 5, 2014. The full extent to which our bankruptcy will impact our business operations, reputation and relationships with our customers, employees, regulators and agents may not be known for some time, and any adverse consequences could have a material adverse effect on our business, financial condition and results of operations.

We depend on our key personnel and may have difficulty attracting and retaining skilled employees.

          Our success depends to a significant extent upon the abilities and efforts of our key personnel. The loss of the services of key personnel or our inability to attract, motivate and retain qualified personnel in the future could have a material adverse effect on our business, financial condition and operating results. In addition, many of our executive officers, including our CEO and our CFO, have served in their current positions for less than a year, and all the members of the Board of Directors were first elected in August 2014.

Work stoppages or other labor disruptions by the unionized employees of our company or other companies in related industries may adversely affect our operations.

          As of December 31, 2014, we had 890 regular full-time employees, of which 632 employees were covered by collective bargaining agreements with unions. See "Business—Employees." In addition, we rely on the services of third parties who employ persons covered by collective bargaining agreements. We could be adversely affected by actions taken by employees of our company or other companies in related industries (including third parties providing services to us) against efforts by management to control labor costs, restrain wage or benefits increases or modify work practices or stemming from our failure or that of other companies in our industry to successfully negotiate collective bargaining agreements.

We may face unexpected drydock costs for our vessels.

          Vessels must be drydocked periodically. For example, the U.S. Coast Guard requires our vessels to be drydocked for inspection and maintenance twice every five years. The costs of repairs and renewals required at each drydock are difficult to predict with certainty, can be substantial and our insurance does not cover these costs. In addition, vessels may have to be drydocked in the event of accidents or other unforeseen damage, and our insurance may not cover all of these costs. Vessels in drydock will generally not generate any income. Large drydocking expenses could adversely affect our results of operations and cash flows. In addition, the time when a vessel is out of service for maintenance is determined by a number of factors including regulatory deadlines, market conditions, shipyard availability and customer requirements, and accordingly the length of time that a vessel may be off-hire may be longer than anticipated, which could adversely affect our business, financial condition, results of operations and cash flows.

Technological innovation could reduce our charter income and the value of our vessels.

          The charter rates and the value and operational life of a vessel are determined by a number of factors including the vessel's efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel's physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new vessels are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter payments we receive for our vessels once their initial charters expire and the resale value of our vessels could significantly decrease. As a result, our business, financial condition, results of operations and cash flows could be adversely affected.

Interruption or failure of our information technology and communications systems could impair our ability to operate and adversely affect our business.

          We are highly dependent on information technology systems. These dependencies include accounting, billing, disbursement, cargo booking and tracking, vessel scheduling and stowage, equipment tracking, customer service, banking, payroll and communication systems. Information technology and communication systems are subject to reliability issues, integration and compatibility concerns, and security-threatening intrusions. We may experience failures caused by the occurrence of a natural disaster, computer hacking or viruses or other unanticipated problems at our facilities, aboard our vessels or at third-party locations. Any failure of our or third-party systems could result in interruptions in service, reductions in our revenue and profits, damage to our reputation or liability for the release of confidential information.

A portion of our revenues are subject to seasonal variations.

          We operate our tankers in markets that have historically exhibited seasonal variations in demand for tanker capacity, and therefore, charter rates. Peaks in tanker demand quite often precede seasonal oil consumption peaks, as refiners and suppliers anticipate consumer demand. Charter rates for tankers are typically higher in the fall and winter months as a result of increased oil consumption in the Northern Hemisphere. Unpredictable weather patterns and variations in oil reserves disrupt tanker scheduling. Because a majority of our vessels trade in the spot market, seasonality has affected our operating results on a quarter-to-quarter basis and could continue to do so in the future. Such seasonality may be outweighed in any period by then current economic conditions or tanker industry fundamentals.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud.

          We maintain a system of internal controls to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company.

          Any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. Any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business. Furthermore, investors' perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm our stock price.

Risks Related to Legal and Regulatory Matters

Our business would be adversely affected if we failed to comply with the Jones Act's limitations on U.S. coastwise trade, or if these limitations were waived, modified or repealed, or if changes in international trade agreements were to occur.

          Certain of our U.S. Flag operations are conducted in the U.S. coastwise trade and are governed by the Jones Act. The Jones Act restricts transportation of merchandise by water or by land and water either directly or via a foreign port between points in the United States and certain of its island territories and possessions to vessels meeting certain requirements, including ownership and control by "U.S. Citizens" (as defined thereunder). We are responsible for monitoring the foreign ownership of our common stock and other interests to ensure compliance with the Jones Act. We could lose the privilege of owning and operating vessels in the Jones Act trade if non-U.S. Citizens were to own or control, in the aggregate, more than 25% of the equity interests in us. Such loss would have a material adverse effect on our business and results of operations. In addition, under certain circumstances failure to comply with the Jones Act may result in us being deemed to have violated other U.S. federal laws that prohibit a foreign transfer of U.S. documented vessels without government approval, resulting in severe penalties, including permanent loss of U.S. coastwise trading privileges or forfeiture of the vessels deemed transferred, and fines.

          Additionally, maritime transportation services are currently excluded from the General Agreement on Trade in Services ("GATS") and are the subject of reservations by the United States in the North American Free Trade Agreement ("NAFTA") and other international free trade agreements. If maritime transportation services were included in GATS, NAFTA or other international trade agreements, or if the restrictions contained in the Jones Act were otherwise repealed or altered, the transportation of maritime cargo between U.S. ports could be opened to International Flag or foreign built vessels. During the past several years, interest groups have lobbied the U.S. Congress, and legislation has been introduced, to repeal certain provisions of the Jones Act to facilitate International Flag competition for trades and cargoes currently reserved for U.S. Flag vessels under the Jones Act. We expect that continued efforts will be made to modify or repeal the Jones Act. Because international vessels may have lower construction costs, wage rates and operating costs, this could significantly increase competition in the coastwise trade, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Governments could requisition our vessels during a period of war or emergency, which may negatively impact our business, financial condition, results of operations and available cash.

          A government could requisition one or more of our vessels for title or hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. In addition, two of our vessels participate in the MSP, which is a program that makes militarily-useful privately-owned U.S. Flag vessels available to the U.S. Department of Defense in the event of war or national emergency. These vessels are required to trade outside the United States but are eligible for government-sponsored business. Under the MSP, we receive an annual fee, subject in each case to annual congressional appropriations, in exchange for a guarantee that the ships will be made available to the U.S. government in the time of war or national emergency. Government requisition of one or more of our vessels may negatively impact our business, financial condition, results of operations and available cash.

Our vessels may be directed to call on ports located in countries that are subject to restrictions imposed by the U.S. government, which could negatively affect the trading price of our common stock.

          From time to time, certain of our vessels, on the instructions of the charterers or commercial pool manager responsible for the commercial management of such vessels, have called and may again call on ports located in countries or territories, and/or operated by persons, subject to sanctions and embargoes imposed by the U.S. government, the United Nations ("U.N.") or the E.U. and countries identified by the U.S. government, the U.N. or the E.U. as state sponsors of terrorism. Those U.S., U.N. and E.U. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or expanded over time. Some sanctions may also apply to transportation of goods (including crude oil) originating in sanctioned countries (particularly Iran), even if the vessel does not travel to those countries, or otherwise acting on behalf of sanctioned persons. Sanctions may include the imposition of penalties and fines against companies violating national law or companies acting outside the jurisdiction of the sanctioning power themselves becoming the target of sanctions.

          Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations and intend to maintain such compliance, and we do not, and do not intend to, engage in sanctionable activity, we might fail to comply or may engage in a sanctionable activity in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation or sanctionable activity could result in fines or other penalties, or the imposition of sanctions against us, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us and negatively affect our reputation and investor perception of the value of our common stock.

Compliance with complex laws and regulations, including, in particular, environmental laws or regulations, including those relating to the emission of greenhouse gases, may adversely affect our business.

          Our operations are affected by extensive and changing international, national and local environmental protection laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels' registration. Many of these requirements are designed to reduce the risk of oil spills. They also regulate other water pollution issues, including discharge of ballast water and effluents and air emissions, including emission of greenhouse gases. These requirements impose significant capital and operating costs on us, including, without limitation, ones related to engine adjustments and ballast water treatment.

          Environmental laws and regulations also can affect the resale value or significantly reduce the useful lives of our vessels, require a reduction in carrying capacity, ship modifications or operational changes or restrictions (and related increased operating costs) or retirement of service, lead to decreased availability or higher cost of insurance coverage for environmental matters or result in the denial of access to, or detention in, certain jurisdictional waters or ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our current or historic operations. Violations of or liabilities under environmental requirements also can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of our vessels.

          We could incur significant costs, including cleanup costs, fines, penalties, third-party claims and natural resource damages, as the result of an oil spill or liabilities under environmental laws. We are subject to the oversight of several government agencies, including the U.S. Coast Guard, the U.S. Environmental Protection Agency (the "EPA") and MarAd. The U.S. Oil Pollution Act of 1990 ("OPA 90") affects all vessel owners shipping oil or hazardous material to, from or within the United States. OPA 90 allows for potentially unlimited liability without regard to fault for owners, operators and bareboat charterers of vessels for oil pollution in U.S. waters. Similarly, the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, which has been adopted by most countries outside of the United States, imposes liability for oil pollution in international waters. OPA 90 expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries. Coastal states in the United States have enacted pollution prevention liability and response laws, many providing for unlimited liability.

          In addition, as part of complying with OPA 90, the International Maritime Organization ("IMO") regulations, E.U. directives and other existing laws and regulations and those that may be adopted, shipowners likely will incur substantial additional capital and/or operating expenditures in meeting new regulatory requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Key regulatory initiatives that are anticipated to require substantial additional capital and/or operating expenditures in the next several years include more stringent limits on the sulfur content of fuel oil for vessels operating in certain areas and more stringent requirements for management and treatment of ballast water. See "Business—Regulation and Security Matters." Other government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become more strict in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. Such expenditures could result in financial and operational impacts that may be material to our financial statements. Additionally, the failure of a shipowner or bareboat charterer to comply with local, domestic and foreign regulations may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. For example, in February 2015, the U.S. Coast Guard personnel detained the tanker Overseas Jademar in Port Angeles, Washington for violation of safety regulations, which included non-functioning distress signaling equipment and fire safety systems. If any of our vessels are denied access to, or are detained in, certain ports, our reputation, business, financial results and cash flows could be materially and adversely affected.

          Accidents involving highly publicized oil spills and other mishaps involving vessels can be expected in the tanker industry, and such accidents or other events could be expected to result in the adoption of even stricter laws and regulations, which could limit our operations or our ability to do business and which could have a material adverse effect on our business, financial results and cash flows. In addition, we are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations. We believe our vessels are maintained in good condition in compliance with present regulatory requirements, are operated in compliance with applicable safety and environmental laws and regulations and are insured against usual risks for such amounts as our management deems appropriate. The vessels' operating certificates and licenses are renewed periodically during each vessel's required annual survey. However, government regulation of tankers, particularly in the areas of safety and environmental impact may change in the future and require us to incur significant capital expenditures with respect to our ships to keep them in compliance.

          Due to concern over the risk of climate change, a number of countries, including the United States, and international organizations, including the E.U., the IMO, and the U.N., have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. Such actions could result in significant financial and operational impacts on our business, including requiring us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emission program. See "Business—Regulation and Security Matters—International Environmental and Safety Regulations and Standards" and "Business—Regulation and Security Matters—U.S. Environmental and Safety Regulations and Standards." In addition to the added costs, the concern over climate change and regulatory measures to reduce greenhouse gas emissions may reduce global demand for oil and oil products, which would have a material adverse effect on our business, financial results and cash flows.

The employment of our vessels could be adversely affected by an inability to clear the oil majors' risk assessment process.

          The shipping industry, and especially vessels that transport crude oil and refined petroleum products, is heavily regulated. In addition, the "oil majors" such as BP, Chevron Corporation, ConocoPhillips Company, Exxon Mobil Corp., Royal Dutch Shell, and Total S.A. have developed a strict due diligence process for selecting their shipping partners out of concerns for the environmental impact of spills. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel manager and the vessel, including audits of the management office and physical inspections of the ship. Under the terms of our charter agreements, our charterers require that our vessels and the technical managers pass vetting inspections and management audits, respectively. Our failure to maintain any of our vessels to the standards required by the oil majors could put us in breach of the applicable charter agreement and lead to termination of such agreement. Should we not be able to successfully clear the oil majors' risk assessment processes on an ongoing basis, the future employment of our vessels could be adversely affected since it might lead to the oil majors' terminating existing charters.

We may be subject to litigation and government inquiries or investigations that, if not resolved in our favor and not sufficiently covered by insurance, could have a material adverse effect on us.

          We have been and are, from time to time, involved in various litigation matters and subject to government inquiries and investigations. These matters may include, among other things, regulatory proceedings and litigation arising out of or relating to matters related to the restatement of our financial statements in 2012, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, and other disputes that arise in the ordinary course of our business. In particular, we are subject to an investigation by the Division of Enforcement of the Securities Exchange Commission ("SEC") related to certain tax issues, and the SEC filed a proof of claim against us in the Bankruptcy Court in connection with that investigation. To the extent this claim is allowed by the Bankruptcy Court, the Equity Plan provides a maximum reserve of up to $5 million as the exclusive source from which to satisfy any liabilities on account of that claim. Additionally, there are a number of pending lawsuits alleging injuries related to purported asbestos exposure in various state and federal courts. We believe we have insurance coverage for the majority, though not all, of these cases.

          Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any such matter, and the ultimate outcome of these matters or the potential costs to resolve them could involve or result in significant expenditures or losses by us, or result in significant changes to our tariffs, rates, rules and practices in dealing with our customers, all of which could have a material adverse effect on our future operating results, including profitability, cash flows, and financial condition. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent which may have a material adverse effect on our financial condition. We recorded liabilities and estimates of reasonably possible losses for our contingent liabilities based on our assessment of potential liability using the information available to us at the time and, as applicable, any past experience and trends with respect to similar matters. However, because litigation is inherently uncertain, our estimates for contingent liabilities may be insufficient to cover the actual liabilities from such claims, resulting in a material adverse effect on our business, financial condition, results of operations and cash flows. See "Business—Legal Proceedings" and Note 21, "Contingencies," to our consolidated financial statements included elsewhere in this prospectus.

We may be subject to claims that were not discharged in the Chapter 11 Cases, which could have a material adverse effect on our results of operations and profitability.

          Substantially all of the claims against us that arose prior to our emergence from bankruptcy were resolved during our Chapter 11 Cases or are in the process of being resolved in the Bankruptcy Court as part of the claims reconciliation process. Although we anticipate that the remaining claims will be handled in due course with no material adverse effect to our business, financial operations or financial conditions, we cannot assure you that this will be the case or that the resolution of such claims will occur in a timely manner or at all. Subject to certain exceptions, and as set forth in the Equity Plan, all claims against and interests in us and our subsidiaries that filed for Chapter 11 and which arose prior to our emergence from bankruptcy are (1) subject to the compromise and/or treatment provided for in the Equity Plan and/or (2) discharged in accordance with the Bankruptcy Code, the terms of the Equity Plan, and the Bankruptcy Court's order confirming the Equity Plan (the "Confirmation Order"). Pursuant to the terms of the Equity Plan, the provisions of the Equity Plan constitute a good faith compromise or settlement, or resolution of, all such claims and the Confirmation Order, as well as other orders resolving objections to claims, constitute the Bankruptcy Court's approval of the compromise, settlement, or resolution arrived at with respect to all such claims. Circumstances in which claims and other obligations that arose prior to our emergence from bankruptcy may not have been discharged include instances where the Equity Plan provides for reinstatement of such claims, or where a claimant had inadequate notice of the bankruptcy filing. As such, some parties whose claims were expunged during the bankruptcy or discharged by the Equity Plan and Confirmation Order may seek to re-assert their claims in state or federal court. While the terms of the Equity Plan and the Bankruptcy Court's orders generally foreclose that reassertion, there are limited instances, such as where a court finds an insufficient notice of the bankruptcy, in which a plaintiff may be able to proceed despite an expungement or discharge. In that event, the continuation of such a lawsuit could have a material adverse effect on us.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

          We expect that our vessels will call in ports where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Maritime claimants could arrest our vessels, which could interrupt cash flows.

          Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay a significant amount of money to have the arrest lifted. In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel that is subject to the claimant's maritime lien and any "associated" vessel, meaning any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another vessel in our fleet which, if successful, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our U.S. federal income tax position in respect of certain credit agreement borrowings used by OIN is not free from doubt.

          We have taken the position that certain drawdowns by us under a $1.8 billion seven-year unsecured revolving credit facility that we entered into in 2006 (the "Unsecured Revolving Credit Facility") used solely by OIN should not be taken into account in determining amounts includible in our income as deemed dividends under Section 951(a)(1)(B) and Section 956 of the Internal Revenue Code of 1986, as amended (the "Code"), for taxable years 2013 and earlier. Although we believe that we have a strong basis for taking this position, there is no authority directly on point and we have established a reserve in accordance with Financial Accounting Standards Board Accounting Standards Codification 740. If the Internal Revenue Service ("IRS") were to challenge our position, our total cash exposure could exceed the reserve, which could have a material adverse effect on our financial condition, results of operations and cash flows.

We have recognized tax benefits but certain of these items may be subject to audit and material adjustment by the Internal Revenue Service.

          We currently plan to treat certain payments made by Overseas Shipholding Group, Inc. in connection with our Emergence as having been made in its capacity as guarantor of the obligations of subsidiaries of OIN arising under certain loan agreements and deductible for U.S. income tax purposes. In connection with these payments, we have recorded a tax benefit; however, due to significant uncertainty as to whether the IRS will agree with our position on the deductibility of those payments, or instead take the position that those payments gave rise to a non-deductible capital contribution, we have established a reserve in accordance with Financial Accounting Standards Board Accounting Standards Codification 740 to fully offset the benefit. Certain of these items may be subject to audit and material adjustment by the IRS.

Transfers or issuances of our equity, including the issuance of equity pursuant to this offering, may impair or reduce our ability to utilize our net operating loss ("NOL") carryforwards and certain other tax attributes in the future.

          Section 382 of the Code contains rules that limit the ability of a company that undergoes an "ownership change" to utilize its net operating loss and tax credit carry forwards and certain built-in losses recognized in years after the ownership change. An "ownership change" is generally defined as any change in ownership of more than 50% of a corporation's stock over a rolling three-year period by stockholders that own (directly or indirectly) 5% or more of the stock of a corporation, or arising from a new issuance of stock by a corporation. If an ownership change occurs, Section 382 imposes an annual limitation on the use of pre-ownership change NOLs, credits and certain other tax attributes to offset taxable income earned after the ownership change. The annual limitation is equal to the product of the applicable long-term tax exempt rate and the value of the company's stock immediately before the ownership change. This annual limitation may be adjusted to reflect any unused annual limitation for prior years and certain recognized built-in gains and losses for the year. In addition, Section 383 generally limits the amount of tax liability in any post-ownership change year that can be reduced by pre-ownership change tax credit carryforwards. In connection with our emergence from bankruptcy, we underwent an ownership change. Additionally, no assurance can be given that this offering (or subsequent transactions) will not result in an ownership change. Even if this offering does not result in an ownership change, it may materially increase the likelihood that we will undergo an ownership change in the future as a result of subsequent transactions, including issuances of our common stock. Also, sales of stock by stockholders, whose interests may differ from our interests, may increase the likelihood that we undergo, or may cause, an ownership change. If we were to undergo an "ownership change," it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our financial condition would be materially adversely affected if the shipping income of our foreign subsidiaries becomes subject to current taxation in the United States.

          As a result of changes made by the American Jobs Creations Act of 2004 ("2004 Act"), we do not include in our U.S. tax return on a current basis the unrepatriated shipping income earned by our International Flag vessels, which in recent years represented substantially all of our pre-tax income. These changes in the 2004 Act were made to make U.S.-controlled shipping companies competitive with foreign-controlled shipping companies, which are generally incorporated in jurisdictions in which they either do not pay income taxes or pay minimal income taxes. The taxation of our foreign subsidiaries under U.S. laws is a complex area and is subject to ongoing analysis and recalculation, which can have a material impact on us. See "Business—Taxation of the Company" and Note 13, "Taxes," to the consolidated financial statements included elsewhere in this prospectus.

          The President of the United States and several congressmen and senators have announced support for repealing certain tax provisions that purportedly incentivize companies to move jobs from the United States to foreign countries. While we believe that the changes made in the 2004 Act with respect to foreign shipping income do not "incentivize moving jobs offshore," and, in fact, have enabled us to expand our U.S. Flag fleet and create jobs in the United States, the U.S. Congress may decide to repeal the changes made in the 2004 Act with respect to taxation of foreign shipping income for the aforementioned reason or as part of initiatives to reduce the U.S. budget deficit or to reform the U.S. corporate tax regime. Such repeal, either directly or indirectly by limiting or reducing benefits received under the 2004 Act, could have a material adverse effect on our business, financial results and cash flows.

Risks Related to the Offering

The market price of our Class A common stock may fluctuate significantly.

          The market price of our Class A common stock may fluctuate substantially. The initial public offering price for our Class A common stock will be determined through negotiations with the underwriters and such initial public offering price may vary from the market price of our Class A common stock after this offering. You may not be able to resell your Class A common stock at or above the price you paid for such securities due to a number of factors, some of which are beyond our control. These risks include those described or referred to in this "Risk Factors" section and under "Cautionary Note Regarding Forward-Looking Statements," as well as, among other things: fluctuations in our operating results; activities of and results of operations of our competitors; changes in our relationships with our customers or our vendors; changes in business or regulatory conditions; changes in our capital structure; any announcements by us or our competitors of significant acquisitions, strategic alliances or joint ventures; additions or departures of key personnel; investors' general perception of us; failure to meet market expectations; future sales of our securities by us, directors, executives and significant stockholders; changes in domestic and international economic and political conditions; and other events or factors, including those resulting from natural disasters, war, acts of terrorism or responses to these events. Any of the foregoing factors could also cause the price of our Class A common stock to fall and may expose us to securities class action litigation. Any securities class action litigation could result in substantial costs and the diversion of management's attention and resources.

          In addition, the stock market has recently experienced volatility that, in some cases, has been unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our Class A common stock, regardless of our actual operating performance.

Our Class A common stock is thinly traded, an active trading market may not develop or be sustained, and your ability to sell such securities may be limited.

          Prior to this offering, there has not been an active trading market for our Class A common stock. Our Class A common stock and Class A warrants are currently traded as "restricted securities" in the over-the-counter market and in privately negotiated transactions among individual holders pursuant to exemptions from the Securities Act of 1933, as amended (the "Securities Act"). Certain broker-dealers report quotes for the purchase and sale of Class A common stock, but transactions are reported as taking place only sporadically. While we intend to apply for listing of the Class A common stock on the NYSE in connection with this offering, a more liquid market may never develop or be maintained. We cannot assure you as to your ability to sell your Class A common stock or the price at which you would be able to sell such securities.

          Our Class B common stock is listed on the NYSE MKT and began "regular way" trading under the symbol "OSGB" on October 9, 2014. However, trading volume for our Class B common stock has been relatively low.

Our common stock is subject to restrictions on foreign ownership, which could have a negative impact on the transferability of our common stock, its liquidity and market value, and on a change of control of OSG.

          Our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws authorize our Board of Directors to establish with respect to any class or series of our capital stock certain rules, policies and procedures, including procedures with respect to transfer of shares, to assist in monitoring and maintaining compliance with the Jones Act ownership restrictions. In order to provide a reasonable margin for compliance with the Jones Act, our Board of Directors has determined that until further action by it, at least 77% (the "Minimum Percentage") of the outstanding shares of each class of our capital stock must be owned by U.S. Citizens. Moreover, our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws provide that any purported transfer of equity interests in us that causes the percentage of outstanding shares of a class of our capital stock to fall below the Minimum Percentage and any such transfer to a non-U.S. Citizen that occurs during a time when the percentage of outstanding shares of a class of our capital stock is below the Minimum Percentage will be ineffective to transfer the equity interests or any voting, dividend or other rights associated with such interests.

          The percentage of U.S. Citizen ownership of our outstanding common stock fluctuates based on daily trading, and at times in the past has declined to the Minimum Percentage. At and during such time that the Minimum Percentage is reached with respect to outstanding shares of a class of our stock, we are unable, among other things, to issue any further shares of such class of common stock to non-U.S. Citizens or to approve transfers of such class of common stock to non-U.S. Citizens. The existence and enforcement of these ownership restrictions could have an adverse impact on the liquidity or market value of our equity securities. Under certain circumstances, the ownership restrictions could discourage, delay or prevent a change of control of OSG.

          Our outstanding warrants are not subject to the above ownership restrictions, but the warrants include provisions limiting the right of non-U.S. Citizens to exercise warrants if the shares of common stock that would be issued upon exercise would cause the percentage of our outstanding common stock held by U.S. Citizens to decline below the Minimum Percentage.

We do not currently expect to pay cash dividends on our securities for the foreseeable future.

          We currently do not expect to pay any cash dividends or other distributions with respect to our common stock in the foreseeable future. The timing, declaration, amount and payment of any future dividends will be at the discretion of our Board of Directors and will depend upon many factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other facts our Board of Directors may deem relevant.

We are a holding company and depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations or pay dividends.

          Overseas Shipholding Group, Inc. is a holding company and its subsidiaries conduct all of its operations and own all of its operating assets. It has no significant assets other than the equity interests in its subsidiaries. As a result, its ability to satisfy its financial obligations or pay dividends depends on its subsidiaries and their ability to distribute funds to it. In addition, the terms of the Exit Financing Facilities restrict the ability of OIN, OBS and their respective subsidiaries to distribute funds to Overseas Shipholding Group, Inc.

Some provisions of Delaware law and our governing documents could influence our ability to effect a change of control.

          Certain provisions of Delaware law and our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws could have the effect of delaying, deferring or preventing a change of control of OSG. In addition, these provisions could make it more difficult to bring about a change in the composition of our Board of Directors. For example, our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws:

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  give the sole ability to then-current members of our Board of Directors to fill a vacancy on the Board of Directors;

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  require the affirmative vote of two-thirds or more of the combined voting power of the outstanding shares of our capital stock in order to amend or repeal certain provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws; and

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  establish advance notice requirements for nomination for elections to our Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

          These and other provisions of our organizational documents and Delaware law may have the effect of delaying, deferring or preventing changes of control or changes in management, even if such transactions or changes would have significant benefits for our stockholders. As a result, these provisions could limit the price some investors might be willing to pay in the future for shares of our common stock.

          Separately, we have elected to opt out of Section 203 ("Section 203") of the Delaware General Corporation Law (the "DGCL"), which restricts certain business combinations between a Delaware corporation and an "interested stockholder." Accordingly, we will be able to enter into such transactions with our principal stockholders without complying with the requirements of Section 203. The election to opt out of Section 203 could deprive certain stockholders of an opportunity to receive a premium for their common stock as part of a sale of OSG, particularly if we enter into a transaction with an "interested stockholder."

Future sales or issuances of our Class A common stock or equity-linked securities, the conversion of existing securities, or the perception in the public markets that these sales, issuances or conversions may occur, may depress our stock price.

          Sales and issuances of substantial amounts of our Class A common stock or equity-linked securities, or the perception that these sales or issuances could occur, could adversely affect the price of our Class A common stock. In addition, the conversion of outstanding Class A warrants or Class B warrants into shares of common stock and the conversion of Class B common stock into shares of Class A common stock may affect the price of our Class A common stock. Shares of Class B common stock are convertible on a one-for-one basis into shares of Class A common stock at any time at the option of the holder, subject to certain conditions. Each share of Class B common stock will automatically convert on a one-for-one basis into shares of Class A common stock in certain circumstances. See "Description of Capital Stock."

The exercise of outstanding warrants may result in substantial dilution to our stockholders.

          As of March 31, 2015, we had outstanding:

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  210,145,872 Class A warrants with an exercise price of $0.01 per share, exercisable on an aggregate net share settled basis into             shares of Class A common stock (based on a stock price equal to the midpoint of the range set forth on the cover of this prospectus); and

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  2,212,204 Class B warrants with an exercise price of $0.01 per share, exercisable on an aggregate net share settled basis into 2,206,728 shares of Class B common stock (based on the volume weighted average price on March 31, 2015).

          Collectively, if exercised, the shares of common stock underlying these warrants would represent approximately 40.3% of our outstanding common stock following such exercise. Accordingly, any such exercise would result in substantial dilution to our stockholders.

A total of              , or         %, of our total outstanding shares of Class A common stock after this offering will be restricted from immediate resale, but may be sold on a stock exchange in the near future. The large number of shares eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our Class A common stock.

          The market price of our Class A common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering, and the perception that these sales could occur may also depress the market price of our Class A common stock. We will have an aggregate of              shares of Class A and Class B common stock outstanding after this offering (or             shares if the underwriters were to exercise their option to purchase additional shares of Class A common stock in full). Of these shares, the common stock sold in this offering will be freely tradable in the United States, except for any shares purchased by our "affiliates" as defined in Rule 144 under the Securities Act. All of the Class B common stock is also currently freely tradable in the United States, except for any shares held by our "affiliates" as defined in Ruled 144 under the Securities Act. Certain of the holders of shares of our outstanding common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock during the             -day period beginning on the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. and Jefferies LLC. See "Shares Eligible for Future Sale—Lock-Up Agreements." After the expiration of such restricted period, these shares may be sold in the public market in the United States, subject to prior registration in the United States, if required, or in reliance upon an exemption from United States registration, including, in the case of shares held by affiliates or control persons, in compliance with the volume restrictions of Rule 144.

          Upon completion of this offering, stockholders owning an aggregate of             shares will be entitled, under contracts providing for registration rights, to require us to register shares of our Class A common stock and             of our Class A warrants owned by them for public sale in the United States. In addition, we intend to file a registration statement to register the approximately 40,000,000 shares of Class A common stock reserved for issuance under the Overseas Shipholding Group, Inc. Management Incentive Compensation Plan and the Overseas Shipholding Group, Inc. Non-Employee Director Incentive Compensation Plan. Upon effectiveness of that registration statement, subject to the satisfaction of applicable exercise periods and, in certain cases, lock-up agreements with the representatives of the underwriters referred to above, the shares of Class A common stock issued upon exercise of outstanding options will be available for immediate resale in the United States in the open market.

          Sales of our common stock and warrants as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause our stock price to fall and make it more difficult for you to sell shares of our Class A common stock. For more information on the registration rights, see "Shares Eligible for Future Sale."

You may incur immediate and substantial dilution in the consolidated net tangible book value of the shares you purchase in this offering.

          The assumed initial public offering price of our Class A common stock of $             per share, based on the midpoint of the price range on the cover page of this prospectus, is substantially higher than the consolidated net tangible book value per share of Class A common stock outstanding immediately following this offering. If you purchase Class A common stock in this offering, you will experience immediate and substantial dilution of $             in consolidated net tangible book value per share after completion of this offering. In addition, following this offering, purchasers who bought Class A common stock from us in this offering will have contributed         % of the total consideration paid to us, in exchange for acquiring approximately         % of our total outstanding shares after giving effect to this offering (based upon the assumptions set forth under "Dilution"). Further, if outstanding options to purchase shares of our common stock are exercised or if we issue additional common stock or other equity securities to raise additional capital in the future, your ownership interest in us may be diluted and the value of your investment may be reduced. See "Dilution."

We may issue preferred shares in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our Class A common stock.

          Our Amended and Restated Certificate of Incorporation authorizes us to issue one or more series of preferred shares. Our Board of Directors will have the authority to determine the preferences, limitations and relative rights of such preferred shares and to fix the number of shares, up to the current authorized share capital amount, constituting any series and the designation of such series, without any further vote or action by our shareholders. Our preferred shares could be issued with voting, liquidation, dividend and other rights superior to the rights of shares of our common stock. The potential issuance of preferred shares may delay or prevent a change in control of us, discouraging bids for our common stock at a premium to the market price, and materially and adversely affect the market price and the voting and other rights of the holders of shares of our common stock.

Management will have broad discretion over the use of the proceeds from this offering and may not apply the proceeds of this offering in ways that increase the value of your investment.

          Management will have broad discretion to use the net proceeds we receive from this offering and you will be relying on its judgment regarding the application of these proceeds. We expect to use the net proceeds to us from this offering as described under the heading "Use of Proceeds." However, management may not apply the net proceeds to us of this offering in ways that increase the value of your investment.

If securities or industry analysts issue an adverse or misleading opinion regarding us or do not publish or cease publishing research or reports about us, our business, our market or our competitors, or if they change their recommendations regarding our Class A common stock adversely, the price and trading volume of our Class A common stock could decline.

          The trading market for our Class A common stock will be influenced, to some extent, by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not control these analysts or the content and opinions included in their reports. If any of the analysts who cover us change their recommendation regarding our Class A common stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who covers us were to cease coverage of us or fail to publish reports on us regularly, or if analysts elect not to provide research coverage of our Class A common stock, we could lose visibility in the financial markets, which in turn could cause the price and/or trading volume of our Class A common stock to decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

          Some of the statements contained in this prospectus constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts should be considered forward-looking statements. These statements can be identified by the fact that they do not relate strictly to historical facts, and you can often identify these forward-looking statements by the use of forward-looking words such as "outlook," "believe," "expect," "potential," "continue," "may," "will," "should," "could," "seek," "predict," "intend," "plan," "estimate," "anticipate," "target," "project," "forecast," "shall," "contemplate" or the negative version of those words or other comparable words. Such forward-looking statements represent our reasonable expectation with respect to future events or circumstances based on various factors and are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business, prospects, growth strategy and liquidity. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. You should not place undue reliance on any forward-looking statements and should consider the following factors, as well as the factors discussed elsewhere in this prospectus, including under "Risk Factors," when reviewing such statement. We believe that these factors include, but are not limited to:

  •
  the highly cyclical nature of our industry;

  •
  fluctuations in the market value of vessels;

  •
  declines in charter rates, including spot charter rates or other market deterioration;

  •
  an increase in the supply of vessels without a commensurate increase in demand;

  •
  the adequacy of our insurance to cover our losses;

  •
  constraints on capital availability;

  •
  changing economic, political and governmental conditions in the United States and/or abroad and general conditions in the oil and natural gas industry;

  •
  changes in fuel prices;

  •
  acts of piracy on ocean-going vessels;

  •
  terrorist attacks and international hostilities and instability;

  •
  the effect of our indebtedness on our ability to finance operations, pursue desirable business operations and successfully run our business in the future;

  •
  our ability to generate sufficient cash to service our indebtedness and to comply with our debt covenants;

  •
  our ability to make additional capital expenditures to expand the number of vessels in our fleet and to maintain all our vessels;

  •
  the availability and cost of third-party service providers for technical and commercial management of our International Flag fleet;

  •
  fluctuations in the contributions of our joint ventures to our profits and losses;

  •
  our ability to renew our time charters when they expire or to enter into new time charters;

  •
  termination or change in the nature of our relationship with any of the commercial pools in which we participate;

  •
  competition within our industry and our ability to compete effectively for charters with companies with greater resources;

  •
  our ability to realize benefits from our past acquisitions or acquisitions we may make in the future;

  •
  changes in demand in specialized markets in which we currently trade;

  •
  increasing operating costs and capital expenses as our vessels age, including increases due to limited shipbuilder warranties or the consolidation of suppliers;

  •
  refusal of certain customers to use vessels of a certain age;

  •
  our ability to replace our operating leases on favorable terms, or at all;

  •
  changes in credit risk with respect to our counterparties on contracts;

  •
  the failure of contract counterparties to meet their obligations;

  •
  our ability to attract, retain and motivate key employees;

  •
  work stoppages or other labor disruptions by our unionized employees or unionized employees of other companies in related industries;

  •
  unexpected drydock costs;

  •
  the potential for technological innovation to reduce the value of our vessels and charter income derived therefrom;

  •
  the impact of an interruption in, or failure of, our information technology and communication systems upon our ability to operate;

  •
  seasonal variations in our revenues;

  •
  our compliance with the Jones Act limitations on U.S. coastwise trade, the waiver, modification or repeal of the Jones Act limitations or changes in international trade agreements;

  •
  government requisition of our vessels during a period of war or emergency;

  •
  our compliance with requirements imposed by the U.S. government restricting calls on ports located in countries subject to sanctions and embargoes;

  •
  our compliance with complex laws and regulations and in particular environmental laws and regulations, including those relating to the emission of greenhouse gases;

  •
  delays and costs overruns in construction projects;

  •
  any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 or other applicable regulations relating to bribery;

  •
  the impact of litigation, government inquiries and investigations;

  •
  governmental claims against us;

  •
  the arrest of our vessels by maritime claimants;

  •
  the potential for audit or material adjustment by the IRS of certain tax benefits recognized by us;

  •
  our ability to use our net operating loss carryforwards;

  •
  the shipping income of our foreign subsidiaries becoming subject to current taxation in the United States; and

  •
  changes in laws, treaties or regulations.

          The factors identified above should not be construed as exhaustive list of factors that could affect our future results, and should be read in conjunction with the other cautionary statements that are included elsewhere in this prospectus. The forward-looking statements made in this prospectus are made only as of the date of this prospectus. We do not undertake any obligation to publicly update or review any forward-looking statement except as required by law, whether as a result of new information, future developments or otherwise. If we do update one or more forward-looking statements, no inference should be made that we will make additional updates with respect to those or other forward-looking statements.

          If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. You should thoroughly read this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. You should specifically consider the factors identified in this prospectus that could cause actual results to differ before making an investment decision to purchase our Class A common stock. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us.

USE OF PROCEEDS

          We estimate that we will receive net proceeds of $             from our sale of the              shares of Class A common stock offered by us in this offering, based upon an assumed initial public offering price of $             per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' over-allotment option is exercised in full, we will sell an additional              shares of Class A common stock to them, and we estimate that our net proceeds will be approximately $             .

          We expect to use the net proceeds received by us from this offering for general corporate purposes, which may include the further expansion and renewal of our existing fleet or the repayment of outstanding debt obligations.

          We will not receive any of the proceeds from the sale of the shares of Class A common stock by the selling stockholders.

 DILUTION

          If you invest in our Class A common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock in this offering and the pro forma net tangible book value per share of our Class A common stock after this offering. Dilution results from the fact that the per share offering price of our Class A common stock is in excess of the net tangible book value per share of Class A common stock. Net tangible book value per share represents the amount of temporary equity and stockholders' equity excluding intangible assets, divided by the number of shares of Class A common stock outstanding at that date (assuming full exercise of all Class A and Class B warrants and conversion of all shares of Class B common stock into shares of Class A common stock).

          Our historical net tangible book value as of             , 2015 was $              million, or approximately $             per share of Class A common stock (assuming              shares of Class A common stock outstanding, which assumes full exercise of all outstanding Class A and Class B warrants and conversion of all shares of Class B common stock into shares of Class A common stock).

          Net tangible book value dilution per Class A share to new investors represents the difference between the amount per share paid by purchasers of Class A common stock in this offering and the as adjusted net tangible book value per share of Class A common stock immediately after completion of this offering. Investors participating in this offering will incur immediate and substantial dilution. After giving effect to our sale of              shares of Class A common stock in this offering at an assumed initial public offering price of $             per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and offering expenses, our net tangible book value as of             , 2015 would have been approximately $             or approximately $             per share of Class A common stock (assuming full exercise of all Class A and Class B warrants and conversion of all shares of Class B common stock into shares of Class A common stock). This amount represents an immediate increase in net tangible book value of $             per share of Class A common stock to existing stockholders and an immediate dilution in net tangible book value of $             per share of Class A common stock to purchasers of Class A common stock in this offering, as illustrated in the following table. Sales of shares of Class A common stock by the selling shareholders do not affect our net tangible book value.

Assumed initial public offering price per share of Class A common stock		$
Historical net tangible book value per share of Class A common stock as of , 2015	$
Increase per share attributable to new investors

Net tangible book value per share after giving effect to this offering

Dilution in pro forma net tangible book value per share to new investors in this offering		$

          A $1.00 increase or decrease in the assumed initial public offering price of $             per share of Class A common stock would increase or decrease, as applicable, our net tangible book value by approximately $             or approximately $             per share of Class A common stock, and the dilution in the net tangible book value per share to investors in this offering by approximately $             per share of Class A common stock, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. This information is illustrative only, and following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

          The following table summarizes, as of             , 2015, on the basis described above, the differences between existing stockholders and new investors with respect to the number of shares of Class A common stock purchased from us, the total consideration paid, and the average price per share of our Class A common stock paid by existing stockholders. The calculation with respect to shares purchased by new investors in this offering reflects the issuance of             shares of our Class A common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover of this prospectus, before deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

	Shares Purchased of Class A Common Stock			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
(in millions)
Existing stockholders			%	$		%	$
New investors in this offering			%			%

Total		100%			100%

          If the underwriters exercise their option to purchase additional shares of Class A common stock in full, the number of shares of Class A common stock held by new investors will increase to             , or              percent, of the total number of shares of our Class A common stock outstanding after this offering.

          The discussion and table above do not take into account an aggregate of             shares of Class A common stock reserved for future issuance under our Overseas Shipholding Group, Inc. Management Incentive Compensation Plan and the Overseas Shipholding Group, Inc. Non-Employee Director Incentive Compensation Plan, as may be amended from time to time,              of which remain available for grant.

DIVIDEND POLICY

          We do not expect to pay cash dividends or other distributions with respect to our common stock in the foreseeable future. Any future determination to pay dividends on our common stock will be at the discretion of our Board of Directors and will depend upon many factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors our Board of Directors may deem relevant. The timing, declaration, amount and payment of any future dividends will be at the discretion of our Board of Directors.

          We have no obligation to, and may not be able to, declare or pay dividends on our Class A common stock. If we do not declare and pay dividends on our Class A common stock, our share price could decline.

          Our ability to pay dividends to holders of our Class A common stock is currently limited by agreements governing certain of our indebtedness.

          For a discussion of the application of withholding taxes on dividends, see "Material United States Federal Income and Estate Tax Consequences for Non-U.S. Holders."

 CAPITALIZATION

          The following table sets forth our cash and cash equivalents, restricted cash and our capitalization as of March 31, 2015:

  •
  on an actual basis; and

  •
  on an as-adjusted basis to reflect (1) the sale of             shares of our Class A common stock offered by us in this offering at an assumed initial public offering price of $             per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us and (2) $77,999 of cash that was legally restricted as of March 31, 2015 becoming unrestricted as part of the amendment to the OIN Facilities that we entered into on June 3, 2015. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Sources of Capital."

          You should read the following table in conjunction with the sections titled "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our condensed consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2015
(in thousands)	Actual	As Adjusted
Total cash
Cash and cash equivalents	$477,321	$
Restricted cash	118,010

Total cash and cash equivalents and restricted cash	$595,331	$

Total debt(1)(2)
OBS Term Loan	$597,070	$
OIN Term Loan	622,642
8.125% notes due 2018	300,000
7.5% notes due 2024	684
7.5% Election 1 notes due 2021	6,508
7.5% Election 2 notes due 2021	138,708

Total debt	1,665,612

Stockholders' equity:
Common stock(3)	3,164
Paid-in additional capital	1,507,685
Accumulated deficit	(98,124)
Accumulated other comprehensive loss	(86,460)

Total stockholders' equity	1,326,265

Total capitalization	$2,991,877	$

(1)
Includes current portion.

(2)
Does not include deferred finance charges. Finance charges incurred in the arrangement of debt are deferred and amortized to interest expense on either an effective interest method or straight-line basis over the life of the related debt. Unamortized deferred finance charges of $45,809 relating to the Exit Financing Facilities are included in other assets on the unaudited condensed consolidated balance sheet as of March 31, 2015 included elsewhere in this prospectus.

(3)
Includes 310,726,271 shares of Class A common stock (par value $0.01) and 5,711,847 shares of Class B common stock (par value $0.01) outstanding as of March 31, 2015. Under our Amended and Restated Certificate of Incorporation, a total of 1,000,000,000 shares of Class A common stock and 7,926,805 shares of Class B common stock are authorized. 210,145,872 Class A warrants and 2,212,204 Class B warrants were outstanding as of March 31, 2015.

 UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

          The following unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2014 gives effect to the reorganization of OSG and its emergence from bankruptcy on August 5, 2014 under the terms described in the Equity Plan filed with and confirmed by the Bankruptcy Court, which provided for the payment or reinstatement, as applicable, of allowed claims (as more fully described in the notes below), exit financing of $1,356,375 with Jefferies Finance LLC ("Jefferies"), Barclays Bank PLC and UBS Securities LLC as joint lead arrangers and joint book running managers for which there was a full draw-down of senior secured term loans aggregating $1,231,375 and recapitalization of the Company through the issuance of an aggregate 503,333,133 shares of common stock and warrants to purchase shares of common stock for proceeds of $1,510,000, net of underwriting fees, and other transactions that occurred on or around August 5, 2014 as described below (collectively, the "Transactions").

          The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2014 gives effect to the Transactions as if they occurred on January 1, 2014 and is based upon our historical audited consolidated statement of operations for the year ended December 31, 2014. The unaudited pro forma condensed consolidated statement of operations should be read in conjunction with our historical financial statements and related notes thereto included elsewhere in this prospectus. Based on Rule 11-02(c)(2) of Regulation S-X, a pro forma balance sheet as of December 31, 2014 does not need to be presented since the historical balance sheet as of such date included elsewhere in this prospectus reflects the Transactions.

          The unaudited pro forma condensed consolidated statement of operations reflects pro forma adjustments based upon terms of the Equity Plan and related documents, available information such as published tax rates and certain assumptions (more fully described in the notes), which management believes are reasonable. The unaudited pro forma condensed consolidated statement of operations gives effect to adjustments that are directly attributable to the Transactions and are factually supportable. The unaudited pro forma condensed consolidated statement of operations does not give effect to items of expense that management believes, although directly attributable to the Transactions, will not have a continuing impact on the Company's condensed consolidated statement of operations.

          The unaudited pro forma condensed consolidated statement of operations is presented solely for informational purposes and is not intended to represent or be indicative of our consolidated results of operations had the Transactions actually occurred on the date indicated, nor does it purport to project our results of operations for any future period.

          All pro forma adjustments and their underlying assumptions are described more fully in the notes below. Dollars are in thousands except for share and per share amounts.

Unaudited Pro Forma Condensed Consolidated Statement of Operations
for the Year Ended December 31, 2014
(Dollars in Thousands, Except Share and Per Share Amounts)

	Historical for the year ended December 31, 2014	Financing Adjustments	Note	Claims Settlements and Other Adjustments	Note	Pro forma for the year ended December 31, 2014
Shipping revenues
Pool revenues	$180,813	$—		$(427)	2	$180,386
Time and bareboat revenues	392,669	—		—		392,669
Voyage charter revenues	383,952	—		(281)	2	383,671

Total shipping revenues	957,434	—		(708)		956,726
Operating expenses
Voyage expenses	196,075	—		633	2	196,708
Vessel expenses	268,852	—		(353)	2	268,499
Charter hire expense	152,016	—		14	2	152,030
Depreciation and amortization	151,758	—		—		151,758
General and administrative	83,716	—		—		83,716
Technical management transition costs	3,427	—		—		3,427
Severance and relocation costs	17,020			—		17,020
Gain on disposal of vessels	(10,532)	—		—		(10,532)

Total operating expenses	862,332	—		294		862,626

Income from vessel operations	95,102	—		(1,002)		94,100
Equity in income of affiliated companies	41,355			—		41,355

Operating income	136,457	—		(1,002)		135,455
Other income	426	—		—		426

Income before interest expense, reorganization items and income taxes	136,883	—		(1,002)		135,881
Interest expense	(232,491)	(114,421)	1	7,453	2	(115,290)
				32,367	3
		(275)	1	192,077	3

(Loss)/income before reorganization items and income taxes	(95,608)	(114,696)		230,895		20,591
Reorganization items, net	(171,473)	—		7,065	2	—
		—		164,408	3

(Loss)/income before income taxes	(267,081)	(114,696)		402,368		20,591
Income tax benefit/(provision)	114,808	26,869	4	(239)	4	(11,285)
		—		(23,889)	4
				(17,215)	4
				(64,937)	4
		—		9,544	4
				(55,602)	4
		—		(624)	4

Net (loss)/income	$(152,273)	$(87,827)		$249,406		$9,306

Weighted average shares outstanding
Basic — Class A	212,507,963	308,065,234	6			520,573,197
Basic — Class B and common stock	21,372,197	(13,445,754)	6			7,926,443
Diluted — Class A	212,507,963	308,073,701	6			520,581,664
Diluted — Class B and common stock	21,372,197	(13,445,754)	6			7,926,443
Basic and Diluted net (loss)/income per share — Class A, Class B and common stock	$(0.65)	$0.67				$0.02

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENTS OF OPERATIONS

Historical Financial Statements

          We were required to apply Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 852, Reorganizations, effective November 14, 2012, which is applicable to companies under bankruptcy protection, and requires amendments to the presentation of key financial statement line items. ASC 852 requires that the financial statements for periods subsequent to the filing of the Chapter 11 Cases distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Revenues, expenses, realized gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the business were reported separately as reorganization items in our historical consolidated statements of operations beginning in the year ended December 31, 2012.

Note 1 — Adjustments relating to the exit financing

          The Equity Plan was supported by exit financing of $1,356,375. The exit financing consisted of (i) a term loan of $603,000 secured by a first lien on certain of our U.S. Flag assets and a second lien on substantially all of our other U.S. Flag assets, (ii) a term loan of $628,375 secured by a first lien on substantially all of our International Flag assets, which lien is pari passu to the lien securing the revolving facility described below, (iii) an asset-based revolving loan facility of $75,000 secured by a first lien on substantially all of our U.S. Flag assets and a second lien on certain of our other U.S. Flag assets and (iv) a revolving loan facility of $50,000 secured by a pari passu first lien on substantially all of our International Flag assets. OSG Bulk Ships, Inc. ("OBS") and OSG International, Inc. ("OIN"), each a direct subsidiary of the Company, are holding companies for the subsidiaries comprising the U.S. Flag and International Flag operations, respectively, and are borrowers under the U.S. Flag and International Flag exit financing facilities, respectively.

          At the closing of the exit financing, there was a full draw-down on both the $603,000 and $628,375 secured term loans. There was no draw-down on either of the revolving credit facilities at closing or through December 31, 2014, and management has no current plans to draw-down on these facilities.

          Additionally, the Equity Plan approved by the Bankruptcy Court included the reinstatement of our 8.125% notes due 2018 (the "8.125% Notes"), the reinstatement of our 7.50% notes due 2024 (the "7.50% Notes") or, to the extent so elected, the exchange of the 7.50% Notes for 7.50% notes due 2021 (the "Election 1 Notes" and the "Election 2 Notes"). All such reinstated notes had an aggregate face value of $446,000 as of August 5, 2014 and December 31, 2014.

          For the year ended December 31, 2014, contractual post-petition interest for pre-emergence debt facilities and certain rejected executory contracts of $192,077 and $7,453, respectively, and interest of $32,367 for exit financing facilities was reported as interest expense in the historical condensed consolidated statement of operations. Pro forma adjustments (Notes 2 and 3 below) have been included in the pro forma statement of operations for the year ended December 31, 2014, to remove the aggregate interest expense of $231,897, because (a) post-petition interest will not have a continuing impact on our results of operations post-emergence and (b) the exit financing interest expense for the year ended December 31, 2014 would be higher if the Transactions had occurred on January 1, 2014 due to additional interest expense for the period January 1, 2014 through August 4, 2014 partially offset by lower interest expense for the period August 5, 2014 to December 31, 2014 due to additional principal repayments that would have been required to have been made during the period from January 1, 2014 to August 5, 2014.

          Pro forma adjustments have been made to reflect interest expense incurred on the new exit financing facilities, the reinstated 8.125% notes due 2018 and 7.50% notes due 2024, and the Election 1 Notes due 2021 and Election 2 Notes due 2021 as if the Transactions occurred on January 1, 2014. Such interest expense has been calculated based upon (i) the contractual interest rates and commitment fees specified in the related debt agreements and (ii) reflects the amortization of capitalized deferred financing costs and amortization of the original issue discount (Creditors' Advisor Fees) incurred in respect of the exit financing facilities.

          No pro forma adjustments have been made to reflect capitalized interest on newbuild and conversion construction costs incurred for an International Flag Aframax that was delivered in July 2014 and a U.S. Flag product carrier that was converted into a shuttle tanker in August 2014, respectively, as capitalized interest will not have a continuing impact on our results of operations since the Company does not currently have any long-term newbuild construction commitments.

          The adjustment to interest expense for the year ended December 31, 2014 is comprised of the following:

For the year ended December 31, 2014
Exit Facilities:
Interest expense
Secured term loan — International Flag(1)	$36,495
Secured term loan — U.S. Flag(2)	31,976
Commitment fees
Secured revolving credit facility — International Flag(3)	253
Secured asset-based revolving credit facility — U.S. Flag(3)	380
Interest expense relating to reinstated or exchanged senior notes:
8.125% unsecured notes due 2018(4)	24,375
7.50% senior unsecured Election 1 Notes due 2021(5)	488
7.50% senior unsecured Election 2 Notes due 2021(5)	10,403
7.50% senior unsecured notes due 2024(6)	59
Amortization of deferred financing costs relating to Exit Facilities(7)	9,498
Amortization of original issue discount(7)	494

Total interest expense	$114,421

(1)
Reflects interest expense on the $628,375 International Flag secured term loan using an interest rate of 5.75%. Interest on the senior secured term loan is based on an adjusted London Interbank Offered Rate ("LIBOR") minimum contractual floor rate plus an applicable margin for the period. The term loan will amortize in equal quarterly installments in aggregate annual amounts equal to 1% of the original principal amount of the facility during each year. Interest expense has been calculated using the quarterly balance outstanding, assuming a quarterly repayment of 0.25% of the principal balance. A 1/8% change in interest rate would result in an increase in interest expense of approximately $791 on an annual basis.

(2)
Reflects interest expense on the $603,000 U.S. Flag secured term loan using an interest rate of 5.25%. Interest on the senior secured term loan is based on an adjusted LIBOR minimum contractual floor rate plus an applicable margin for the period. The term loan will amortize in equal quarterly installments in aggregate annual amounts equal to 1% of the original principal amount of the facility during each year. Interest expense has been calculated using the quarterly balance outstanding, assuming a repayment of 0.25% of the principal balance. A 1/8%

  change in interest rate would result in an increase in interest expense of approximately $759 on an annual basis.

(3)
Reflects commitment fees relating to the $50,000 and $75,000 revolving credit facilities for International Flag and U.S. Flag, respectively, using a rate of 0.50% which is the contract rate when quarterly average undrawn availability is greater than or equal to half of the total commitments under each of the facilities. A rate of 0.375% applies when the undrawn quarterly average availability is less than half of the total commitments under the facility.

(4)
Reflects interest expense on the $300,000 8.125% Notes for the year ended December 31, 2014.

(5)
Reflects interest expense on the $6,508 Election 1 Notes and the $138,708 Election 2 Notes for the year ended December 31, 2014. A $65 expense relating to a consent fee cash payment due to the 7.50% Note holders electing to exchange 7.50% Notes for Election 1 Notes, which is calculated as 1% of the aggregate principal amount of the 7.50% Notes exchanged, and a $4,161 expense relating to a consent fee cash payment due to the 7.50% Note holders electing to exchange for Election 2 Notes, which is calculated as 3% of the aggregate principal amount of the 7.50% Notes exchanged, are not reflected in the table above as such expenses are not deemed to have a continuing impact on the statement of operations.

(6)
Reflects interest expense on the $784 7.50% Notes for the year ended December 31, 2014.

(7)
Reflects non-cash amortization of capitalized deferred financing costs of $51,963 and original issue discount of $2,748, which are amortized either on a straight-line or effective interest method, as appropriate under the circumstances, over the term of the related facility.

          In addition to the interest shown in the above table, we will incur administrative agent fees, resulting in additional interest expense, of $275 on an annual basis. The adjustment reflects such additional interest expense assuming that the exit financing had taken place as of January 1, 2014.

Note 2 — Adjustments relating to rejected executory contracts — redelivered vessels

          Between December 2012 and April 2013, the Bankruptcy Court issued orders approving our rejection of leases on 25 chartered-in International Flag vessels. We entered into new charter agreements with the owners of eight of these vessels, which new charter agreements were assumed as amended pursuant to orders of the Bankruptcy Court. Two vessels were redelivered to their owners in December 2012. An additional fifteen vessels were redelivered to their owners during the four months ended April 30, 2013. In April 2013, the Bankruptcy Court also approved our rejection of the lease agreement for our corporate headquarters office space.

          For the year ended December 31, 2014, we recorded as reorganization items charges for lease termination costs totaling $6,419 related to the seventeen rejected charters for vessels that had been redelivered to their owners, and $646 related to the rejected lease agreement for our corporate headquarters office space, or an aggregate $7,065.

          The bankruptcy process required management to assess and restructure our operations to facilitate our emergence from bankruptcy. Therefore, such charges are not part of our on-going operations. The pro forma adjustment removes the effect of $7,065 of charges for rejected executory contracts (described above) recognized in the historical statement of operations for the year ended December 31, 2014 as these charges are related to the bankruptcy process and will not have a continuing impact on the statement of operations.

          Since the vessels were returned to their owners and are no longer part of the operations of our on-going business and the related claims settled as part of the Transactions, we have also removed the historical results relating to the rejected charters from the unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2014, as if such vessels were redelivered prior to January 1, 2014. The adjustments in the unaudited pro forma condensed consolidated statements of operations represent the historical results of operations directly attributable to the rejected charters, which amounts have been derived from our accounting records without adjustment. As certain of the rejected charters operated in commercial pools and in accordance with the accounting practices followed by the commercial pools, additional revenues and expenses were recorded during the year ended December 31, 2014 related to changes in estimates and other adjustments to amounts earned or incurred in prior periods.

          The following table presents the historical operations of the rejected charters for the year ended December 31, 2014 (which includes reorganization items relating to the vessel and office lease termination costs aggregating $7,065 as described above):

For the year ended December 31, 2014
Shipping revenues:
Pool revenues	$427
Time and bareboat revenues	—
Voyage charter revenues	281

Total shipping revenues	708

Operating expenses:
Voyage expenses	(633)
Vessel expenses	353
Charter hire expense	(14)
Depreciation and amortization	—
General and administrative	—

Total operating expenses	(294)

Income from vessel operations	1,002
Equity in income of affiliated companies	—

Operating income	1,002
Other income	—

Income before interest expense, reorganization items and income taxes	1,002
Interest expense	(7,453)

Loss before reorganization items and income taxes	(6,451)
Reorganization items, net	(7,065)

Loss before income taxes	(13,516)
Income tax benefit	239

Net loss	$(13,277)

          Our foreign subsidiaries that own and operate vessels are primarily domiciled in the Marshall Islands, which does not impose income tax on shipping operations. For years beginning after December 31, 2004, the earnings from shipping operations of our foreign subsidiaries are not subject to U.S. income taxation as long as such earnings are not deemed to be repatriated to the U.S. Therefore, there are no related tax effects from the above adjustments for the foreign subsidiary vessel leases. The income tax benefit in the table above relates to a domestic income tax benefit relating to the charges recorded in the condensed consolidated statement of operations for the year ended December 31, 2014 of $646 relating to a change in estimate for the reserve for the rejected corporate lease.

Note 3 — Adjustments relating to reorganization items, net

          As noted in "—Historical Financial Statements" above, ASC 852 requires revenues, expenses, realized gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the business to be reported separately as reorganization items in our consolidated statements of operations. Reorganization items, net represent amounts incurred subsequent to the bankruptcy filing as a direct result of the filing of the Chapter 11 Cases and for the year ended December 31, 2014 are comprised of the following:

For the year ended December 31, 2014
Trustee fees	$2,751
Professional fees	112,678
Provision for rejected executory contracts	6,864
Provision for post-petition interest on debt facilities	15,416
Provision for post-petition interest on other claims	1,073
2004 Stock Incentive Plan	1,796
Provision for class action suit lawsuit and other subordinated claims	17,000
Other claim adjustments	13,895

Total consolidated reorganization items, net	171,473
Less reorganization items related to rejected executory contracts for renegotiated charters and corporate office lease	(7,065)

Additional pro-forma adjustment to reorganization items, net	$164,408

          The adjustments of approximately $164,408 removes the effect of charges for trustee and professional fees and other claim adjustments in the historical statements of operations for the year ended December 31, 2014 as these charges are related to the bankruptcy process and will not have a continuing impact on the statement of operations.

          Contractual post-petition interest for pre-emergence debt facilities and certain rejected executory contracts of $192,077 and $7,453, respectively, and interest of $32,367 for exit financing was reported as interest expense in the historical condensed consolidated statements of operations for the year ended December 31, 2014. The adjustments for $192,077 and $32,367 in the pro forma statement of operations for the year ended December 31, 2014 removes post-petition interest recorded in interest expense relating to the pre-emergence debt facilities and post emergence interest expense on the exit facilities (and with the $7,453 recorded in Note 2 above, an aggregate $231,897).

Note 4 — Adjustments related to the tax effect of the pro forma adjustments

          We have apportioned the adjustments to the tax jurisdictions in which they would have been recognized and we have tax effected these adjustments based on the effect on taxable income in the relevant jurisdiction using the applicable statutory tax rate. In particular, to the extent pro forma adjustments remove tax amounts reported in our historical condensed consolidated statements of operations, we have used the statutory tax rate, including state and local income taxes, of 37%, adjusted to reflect the tax jurisdictions to which the pro forma entries relate and to remove the impact of discrete items and permanent differences. For the other pro forma adjustments, we have tax effected the adjustments that affect taxable income in the United States at 37%. A summary of the tax-related adjustments for the year ended December 31, 2014 are as follows:

  (a)
  The adjustment of $26,869 relates to an income tax benefit on the portion of the pro forma interest expense relating to the U.S. debt facilities of approximately $72,618 and would have resulted in an income tax benefit of $26,869;

  (b)
  The adjustment of $239 removes the tax benefit relating to the charge recorded for the change in estimate relating to the rejected corporate office lease, as such charge, which had been included in reorganization items, net during the period, was reversed through the pro forma entry in Note 2 above;

  (c)
  The adjustment of $23,889 removes the tax benefit relating to the estimated tax deductible portion of trustee and professional fees recorded during the period, as such trustee and professional fees recorded during the period were reversed through the pro forma entry in Note 3 above;

  (d)
  In connection with the adjustment to eliminate the reorganization items recognized during the year ended December 31, 2014 (Note 3), we recognized a tax benefit of approximately $17,215 relating to such reorganization expenses, excluding the trustee and professional fees and the rejected corporate office lease discussed above. The adjustment removes the income tax benefit for the reorganization expenses relating to our U.S. entities;

  (e)
  The adjustment of $64,937 removes the tax benefit recognized during the period for the payment of post-petition interest that was eliminated, as a pro forma adjustment, for pre-emergence debt facilities, certain rejected executory contracts and exit facilities (outstanding for the period August 5 through December 31, 2014). Post-petition interest expense relating to the U.S. debt facilities was approximately $175,506, and provided a tax benefit of approximately $64,937;

  (f)
  The adjustment of $9,544 removes the tax expense recorded during the year ended December 31, 2014 relating to post-petition interest on the IRS claim, net of the related tax benefit recognized for the interest expense deduction;

  (g)
  The adjustment of $55,602 removes the tax benefit recognized during the period in connection with the repayment of the Company's U.S. Unsecured Revolving Credit Facility. The Company released its deferred tax liability for undistributed earnings of its foreign subsidiaries attributable to the excess of the $1,500,000 facility limit over the cumulative potential deemed dividends arising from drawdowns by OSG under such facility and recorded an income tax benefit of $55,602. This adjustment removes the tax benefit recognized during the period; and

  (h)
  The adjustment of $624 removes the net tax benefit recorded during the period resulting from a tax benefit relating to the closing of the 2004 through 2012 tax years upon a payment of $270,465 to the IRS, partially offset by a provision relating to the write-off of deferred tax assets associated with stock compensation as a result of the cancellation of the common stock of pre-reorganized OSG upon its emergence from bankruptcy.

Note 5 — Other material items affecting the historical statement of operations for the year ended December 31, 2014

          On January 13, 2014, we announced that certain of our subsidiaries that own or charter-in 33 vessels (which were subsequently increased to 46 vessels) in OSG's International Flag fleet ("Core International Flag Fleet") intended to outsource certain management services, including, but not limited to, the technical management, certain aspects of commercial management and crew management of the Core International Flag Fleet. Charges relating to employee transition and termination benefits and similar transition and termination costs ("Outsourcing RIF") and set-up, wind-down and transitions costs ("Transition Costs") are included separately in the historical consolidated statement of operations for the year ended December 31, 2014. Outsourcing RIF severance costs aggregating $17,020 were incurred for the year ended December 31, 2014. Management does not expect to incur any significant additional Outsourcing RIF costs in 2015. Transition Costs of $3,427 were incurred for the year ended December 31, 2014. Management does not expect to incur significant additional costs relating to winding down activities of its foreign office locations in 2015.

          The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2014 has not been adjusted to remove expenses incurred with respect to this restructuring or the expected reduction in operating expenses resulting from the restructuring since the impact of this outsourcing is not directly attributable to the Transactions. Furthermore, the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2014 has not been adjusted for the impact of the sale of five International Flag vessels during the year ended December 31, 2014, as these vessel sales are deemed to have occurred in the ordinary course of business.

Note 6 — Weighted Average Shares Outstanding

          The historical weighted average shares outstanding for Class A common stock basic and diluted earnings per share was calculated using no Class A common stock and no Class A warrants outstanding for the period January 1, 2014 through August 4, 2014. 310,419,766 shares of Class A common stock and 210,153,431 Class A warrants were used in calculating the weighted average shares outstanding for the period August 5, 2014 through December 31, 2014. For purposes of the pro forma weighted average calculation, all Class A common stock and warrants were assumed to be issued and outstanding on January 1, 2014.

          The historical weighted average shares outstanding for Class B common stock basic and diluted earnings per share was calculated using the shares outstanding for the period January 1, 2014 through August 4, 2014 and Class B common stock outstanding and Class B warrants outstanding for the period August 5, 2014 through December 31, 2014. For purposes of the pro forma calculation, all Class B common stock and warrants were assumed to be issued and outstanding on January 1, 2014.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

          The following table sets forth selected financial data for the last five years and for the three months ended March 31, 2015 and 2014. The unaudited selected consolidated financial data for the years ended December 31, 2014, 2013 and 2012, and as of December 31, 2014 and 2013, are derived from our audited consolidated financial statements, included elsewhere in this prospectus, which have been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm. The unaudited selected consolidated financial data for the year ended December 31, 2011 and as of December 31, 2012 and 2011 are derived from our audited consolidated financial statements not appearing in this prospectus, which have also been audited by PricewaterhouseCoopers LLP. The selected consolidated financial data as of December 31, 2010 is unaudited. The unaudited selected consolidated financial data for the three months ended March 31, 2015 and 2014 and as of March 31, 2015 are derived from our unaudited condensed consolidated financial statements, included elsewhere in this prospectus. In the opinion of management, our unaudited condensed consolidated financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations at the dates and for the periods presented.

          We prepare our financial statements in accordance with GAAP. This selected financial data is not necessarily indicative of results of future operations and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	For the year ended December 31,					For the three months ended March 31,
	2014	2013	2012	2011	2010	2015	2014
	(in thousands, except per share amounts)
Statement of operations data:
Shipping revenues	$957,434	$1,015,996	$1,137,134	$1,049,531	$1,045,610	$233,542	$292,446
Income/(loss) from vessel operations	95,102	(367,198)	(379,233)	(142,188)	(79,295)	65,132	34,630
(Loss)/income before reorganization items and income taxes	(95,608)	(325,805)	(440,482)	(199,377)	(141,699)	49,048	43,135
Reorganization items, net	(171,473)	(327,170)	(41,113)	—	—	(3,487)	(29,256)
(Loss)/income before income taxes	(267,081)	(652,975)	(481,595)	(199,377)	(141,699)	45,561	13,879
Net (loss)/income	(152,273)	(638,230)	(480,114)	(201,363)	(122,542)	42,901	12,550
Depreciation and amortization	151,758	176,276	201,284	179,721	170,670	37,119	37,945
Share and per share amounts:
Basic and Diluted net (loss)/income per share — Class A and Class B(1)	$(0.65)	$—	$—	$—	$—	$0.08	$—
Basic and Diluted net (loss)/income per share — Common stock(2)	—	(20.94)	(15.82)	(6.67)	(4.15)	—	0.41
Equity per share	2.43	(1.96)	17.28	32.90	42.20	2.51	(1.60)
Cash dividends paid	—	—	—	1.53	1.75	—	—
Weighted average shares outstanding (in thousands) Basic earnings per share:
Class A(3)	212,508	—	—	—	—	520,584	—
Class B and common stock(4)	21,372	30,483	30,339	30,228	29,498	7,925	30,516
Weighted average shares outstanding (in thousands) Diluted earnings per share:
Class A(3)	212,508	—	—	—	—	520,587	—
Class B and common stock(4)	21,372	30,483	30,339	30,228	29,498	7,925	30,516
Other data:
TCE revenues(5)	$761,359	$763,328	$840,846	$790,201	$853,278	$221,642	$214,553
EBITDA(6)	117,168	(476,349)	(186,890)	60,242	96,015	111,249	51,947
Adjusted EBITDA(6)	298,556	235,389	128,745	58,182	122,576	113,708	86,603

	As of December 31,
						As of March 31, 2015
	2014	2013	2012	2011	2010
	(in thousands)
Balance sheet data:
Cash and cash equivalents	$389,226	$601,927	$507,342	$54,877	$253,647	$477,321
Restricted cash(7)	123,178	—	—	—	—	118,010
Current assets less current liabilities(8)	598,382	439,473	316,455	180,257	358,027	613,149
Total vessels, deferred drydock and other property at net book value	2,275,630	2,416,600	2,911,706	3,292,946	3,245,515	2,243,622
Total assets	3,436,491	3,644,494	4,043,535	3,993,545	4,178,038	3,457,317
Total debt(9)	1,668,667	2,561,650	2,574,381	2,065,892	1,986,190	1,665,612
Reserve for deferred income taxes and unrecognized tax benefits(10)	317,797	631,162	712,250	720,082	678,113	317,974
Total equity/(deficit)	1,286,087	(60,247)	534,246	1,002,292	1,283,154	1,326,265

	For the year ended December 31,					For the three months ended March 31,
	2014	2013	2012	2011	2010	2015	2014
	(in thousands)
Cash flow data:
Net cash (used in)/provided by
Operating activities	$(727,149)	$141,896	$(32,899)	$(61,061)	$(27,714)	$66,414	$44,058
Investing activities	(47,338)	(34,538)	(22,409)	(154,173)	(439,661)	24,859	(1,839)
Financing activities	561,786	(12,773)	507,773	16,462	246,334	(3,178)	(5,469)

(1)
Includes outstanding Class A warrants and Class B warrants. See notes 3 and 4 below.

(2)
Represents legacy common stock that was cancelled on the Effective Date. See "Prospectus Summary—Emergence from Bankruptcy" and "Business—Reorganization under Chapter 11."

(3)
The weighted average shares outstanding for Class A common stock basic and diluted earnings per share was calculated using no Class A common stock and no Class A warrants outstanding for the period January 1, 2014 through August 4, 2014, including for the three months ended March 31, 2014. For the period from August 5, 2014 through December 31, 2014 and for the three months ended March 31, 2015, proceeds from warrant exercises are ignored, and shares issuable upon Class A warrant exercise are included in the calculation of Class A basic weighted average shares outstanding for the period as management deemed the exercise price for the Class A warrants of $0.01 per share to be nominal. Approximately 310,420 thousand shares of Class A common stock and 210,153 thousand Class A warrants were used in calculating the weighted average shares outstanding for the period from August 5, 2014 through December 31, 2014. As of March 31, 2015 there were 310,726 thousand shares of Class A common stock outstanding and 210,146 thousand Class A warrants outstanding. The computation of diluted earnings per share assumes the issuance of common stock for all potentially dilutive stock options and restricted stock units not classified as participating securities. As of March 31, 2015 and December 31, 2014 there were approximately 196 thousand shares of Class A restricted stock units and 454 thousand Class A stock options outstanding and considered to be potentially dilutive securities.

(4)
The weighted average shares outstanding for Class B common stock and common stock basic and diluted earnings per share was calculated using the common stock outstanding for each of the years in the four year period ended December 31, 2013 and for the period January 1, 2014 through August 4, 2014, including for the three months ended March 31, 2014. For the period August 5, 2014 through December 31, 2014 and for the three months ended March 31, 2015, it includes Class B common stock outstanding and Class B warrants outstanding. Proceeds from warrant exercises are ignored, and shares issuable upon Class B warrant exercise are included in the calculation of Class B basic weighted average shares outstanding for the period as management deemed the exercise price for the Class B warrants of $0.01 per share to be nominal. As of December 31, 2014, there were approximately 2,908 thousand Class B warrants outstanding. As of March 31, 2015 there were approximately 2,212 thousand Class B warrants outstanding.

(5)
Reconciliations of TCE revenues to shipping revenues as reflected in the consolidated statements of operations are as follows:

	For the year ended December 31,					For the three months ended March 31,
	2014	2013	2012	2011	2010	2015	2014
	(in thousands)
TCE revenues	$761,359	$763,328	$840,846	$790,201	$853,278	$221,642	$214,553
Add: Voyage expenses	196,075	252,668	296,288	259,330	192,332	11,900	77,893

Shipping revenues	$957,434	$1,015,996	$1,137,134	$1,049,531	$1,045,610	$233,542	$292,446

  Consistent with general practice in the shipping industry, we use TCE revenues, which represents shipping revenues less voyage expenses, as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. TCE revenues, a non-GAAP measure, provides additional meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it assists management in decisions regarding the deployment and use of our vessels and in evaluating our financial performance.

(6)
EBITDA represents net (loss)/income before interest expense, income taxes and depreciation and amortization expense. Adjusted EBITDA consists of EBITDA adjusted for the impact of certain items that we do not consider indicative of our ongoing operating performance. EBITDA and Adjusted EBITDA are presented to provide investors with meaningful additional information that management uses to monitor ongoing operating results and evaluate trends over comparative periods. EBITDA and Adjusted EBITDA do not represent, and should not be a substitute for, net (loss)/income or cash flows from operations as determined in accordance with GAAP. EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of the limitations are:

•
EBITDA and Adjusted EBITDA do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•
EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs; and

•
EBITDA and Adjusted EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt.

While EBITDA and Adjusted EBITDA are frequently used as measures of operating results and performance, neither of them is necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation.

The following table reconciles net (loss)/income attributable to the Company, as reflected in the consolidated statements of operations, to EBITDA and Adjusted EBITDA:

	For the year ended December 31,						For the three months ended March 31,
	2014	2013	2012		2011	2010	2015	2014
	(in thousands)
Net (loss)/income	$(152,273)	$(638,230)	$(480,114)		$(201,363)	$(122,542)	$42,901	$12,550
Income tax (benefit)/provision	(114,808)	(14,745)	(1,481)		1,986	(19,157)	2,660	1,329
Interest expense	232,491	350	93,421		79,898	67,044	28,569	123
Depreciation and amortization	151,758	176,276	201,284		179,721	170,670	37,119	37,945

EBITDA	117,168	(476,349)	(186,890)		60,242	96,015	111,249	51,947
Technical management transition costs	3,427	—	—		—	—	40	194
Severance and relocation costs	17,020	3,097	3,163		—	—	5	6,683
Goodwill and other intangibles impairment charge	—	16,214	—		—	—	—	—
Shipyard contract termination recoveries	—	—	—		—	(2,061)	—	—
(Gain)/loss on disposal of vessels, including impairments	(10,532)	365,257	271,359		(2,060)	28,622	(1,073)	(1,477)
Reorganization Items, net	171,473	327,170	41,113		—	—	3,487	29,256

Adjusted EBITDA	$298,556	$235,389	$128,745	(11)	$58,182	$122,576	$113,708	$86,603

(7)
Includes $77,999 and $70,093 of legally restricted cash relating to the OIN Term Loan as of March 31, 2015 and December 31, 2014, respectively. The OIN Facilities were amended on June 3, 2015. Following that amendment, the $77,999 of cash that was legally restricted as of March 31, 2015 is no longer restricted. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Sources of Capital." The OIN Facilities stipulate that if annual aggregate cash proceeds of OIN asset sales exceed $5,000, cash proceeds from each such sale are required to be reinvested in vessels within twelve months of such sale or be used to prepay the principal balance outstanding on the OIN Facilities. The balance of restricted cash as of March 31, 2015 and December 31, 2014, represents management-designated cash reserves of $40,011 and $53,085, respectively, which are to be utilized for the settlement of certain unsecured claims, including disputed unsecured claims, and other costs related to our recent emergence from bankruptcy.

(8)
Current liabilities include income taxes payable, including reserve for uncertain tax positions of $234,623 as of December 31, 2013 and $326,121 as of December 31, 2012.

(9)
Amounts do not include debt of our JVs. 2013 and 2012 balances are included in liabilities subject to compromise in the audited consolidated balance sheets included elsewhere in this prospectus.

(10)
Comprised of deferred income taxes and reserve for uncertain tax positions as follows:

	As of December 31,
						As of March 31, 2015
	2014	2013	2012	2011	2010
	(in thousands)
Deferred income taxes (current)	$—	$—	$25,900	$—	$—	$—
Deferred income taxes (noncurrent)	283,277	369,954	343,162	396,679	427,765	275,339
Reserve for uncertain tax positions (current)	—	234,623	326,121	—	—	—
Reserve for uncertain tax positions (noncurrent)	34,520	26,585	17,067	323,403	250,348	42,635

	$317,797	$631,162	$712,250	$720,082	$678,113	$317,974

(11)
Includes $40,400 recognized in shipping revenues during 2012 in relation to the termination, settlement and replacement agreement with Sunoco, which is discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results from Vessel Operations—U.S. Flag."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          The following is a discussion and analysis of (i) industry developments that have an impact on our financial position and results of operations, (ii) our financial condition at March 31, 2015 and December 31, 2014 and our results of operations comparing the three months ended March 31, 2015 and 2014, the years ended December 31, 2014 and 2013 and the years ended December 31, 2013 and 2012, and (iii) critical accounting policies used in the preparation of our consolidated financial statements. All dollar amounts in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" are presented in thousands, except daily dollar amounts and per share amounts.

General

          We are a leading provider of ocean transportation services for crude oil and refined petroleum products, and the only major tanker company to operate in both the U.S. Flag and International Flag fleet markets. We operate our vessels in two strategic business units: we serve the U.S. Flag market through our subsidiary OBS and the International Flag market through our subsidiary OIN. Our U.S. Flag business operates as a single reportable segment. Our International Flag business includes two reportable segments: International Crude Tankers and International Product Carriers. Revenues from our U.S. Flag segment constituted 54% of our total TCE revenues in 2014. Revenues from our International Flag fleet constituted 46% of our total TCE revenues in 2014, with 30% of our TCE revenues generated by our International Crude Tankers segment and 16% generated by our International Product Carriers segment.

          As of March 31, 2015, we owned or operated a fleet of 80 vessels aggregating 7.5 million dwt and 864,800 cbm, including 17 vessels chartered-in under operating leases. Our 24-vessel U.S. Flag fleet includes tankers and ATBs, of which 22 operate under the Jones Act and two operate internationally in the MSP. Our 56-vessel International Flag fleet includes ULCC, VLCC, Aframax and Panamax crude tankers and LR1, LR2 and MR product carriers, as well as the JV Vessels. Revenues from our U.S. Flag fleet and JV Vessels are derived predominantly from time charter agreements which, within a contract period, provide a more predictable level of revenues. Revenues from our International Flag fleet (other than the JV Vessels) are derived predominantly from spot market voyage charters and those vessels are predominantly employed in the spot market via market-leading commercial pools. For the three months ended March 31, 2015, we derived approximately 52% of our TCE revenues in the spot market. In 2014, 2013 and 2012, we derived approximately 49%, 52% and 64%, respectively, of our TCE revenues in the spot market.

          For the year ending December 31, 2015, we expect our fleet to have approximately 26,100 available days for hire, of which approximately 40% are expected to be employed on fixed time charters (including one vessel on bareboat charter) and approximately 60% to be available for employment in the spot market.

Our Emergence from Bankruptcy

          We emerged from bankruptcy on August 5, 2014. During the period from November 14, 2012 through August 4, 2014, we conducted our business in the ordinary course as debtors-in-possession under the protection of the Bankruptcy Court. Pursuant to the Equity Plan, all claims allowed by the Bankruptcy Court (other than subordinated claims) are either reinstated or paid in full in cash plus interest for the period from November 14, 2012 through the Effective Date, at either the contractual rate as provided by statute, or at the rate of 2.98%, as set forth in the Equity Plan.

          As part of an overall strategy to position us to successfully emerge from Chapter 11 with a smaller, more-concentrated fleet without the need for costly systems, multiple offices and the associated expenses, we embarked on an organizational restructuring process over the past 24 months that notably involved (i) rejecting 25 executory contracts relating to above-market charter agreements (17 of the vessels were redelivered and 8 were renegotiated), (ii) exiting our full service International Crude Tankers lightering business to focus only on ship-to-ship lightering services, (iii) outsourcing the technical and commercial management of our International Flag conventional tanker fleet to V.Ships and other third parties and (iv) deleveraging our balance sheet by using a combination of cash on hand and proceeds from two Exit Financing Facilities and an equity offering to pay down $2,131,290 of our pre-petition debt obligations of $2,577,290 (gross of original issue discount). As of March 31, 2015, our total debt (including the Exit Financing Facilities) was $1,665,612. We believe these actions have positioned us to compete more effectively in the markets in which we operate.

          See "Business—Reorganization Under Chapter 11" for a further description of the Chapter 11 Cases, the proceedings in the Bankruptcy Court and our emergence from bankruptcy.

Operations and Oil Tanker Markets

          Our revenues are highly sensitive to patterns of supply and demand for vessels of the size and design configurations owned and operated by us and the trades in which those vessels operate. Rates for the transportation of crude oil and refined petroleum products from which we earn a substantial majority of our revenues are determined by market forces such as the supply and demand for oil, the distance that cargoes must be transported and the number of vessels expected to be available at the time such cargoes need to be transported. The demand for oil shipments is significantly affected by the state of the global economy and level of OPEC exports. The number of vessels is affected by newbuilding deliveries and by the removal of existing vessels from service, principally because of storage, scrappings or conversions. Our revenues are also affected by the mix of charters between spot (voyage charter) and long-term (time or bareboat charter). Because shipping revenues and voyage expenses are significantly affected by the mix between voyage charters and time charters, we manage our vessels based on TCE revenues. Our management makes economic decisions based on anticipated TCE rates and evaluates financial performance based on TCE rates achieved.

First Quarter of 2015

          The International Energy Agency ("IEA") estimates global oil consumption for the first quarter at 92.7 million barrels per day ("b/d"), an increase of 1.0 million b/d, or 1.1%, over the same quarter in 2014. The increase was mainly caused by higher demand outside of the Organization for Economic Co-operation and Development ("OECD") areas. The estimate for global oil consumption for all of 2015 is 93.5 million b/d, an increase of 1.1% compared with 2014. OECD demand in 2015 is estimated to be flat, remaining at around 45.6 million b/d.

          Global oil production in the first quarter of 2015 reached 94.0 million b/d, an increase of 2.1 million b/d over the first quarter of 2014. OPEC crude oil production (excluding natural gas liquids and non-conventional oils) continued their higher production levels, averaging 30.3 million b/d in the first quarter of 2015, an increase from 29.9 million b/d in the first quarter of 2014, although unchanged from the fourth quarter of 2014. Non-OPEC production growth, largely driven by the United States, increased by 1.5 million b/d in the first quarter of 2015 compared with the first quarter of 2014 to reach 57.2 million b/d. Oil production in the United States in the first quarter of 2015 reached 12.6 million b/d, an increase of 1.5 million b/d over the first quarter of 2014.

          U.S. refinery throughput decreased by about 0.1 million b/d in the first quarter compared with the comparable quarter in 2014. Crude oil imports, however, decreased by about 0.4 million b/d as local production growth more than offset the change in crude runs. Imports from OPEC countries were reduced by 0.9 million b/d, mainly due to reductions of imports from Venezuela, West Africa and Saudi Arabia. Chinese imports of crude oil increased by 7.5% from the first quarter of 2014 to the first quarter of 2015, reaching 6.5 million b/d. This has had a continued positive impact on VLCC rates in 2015.

          During the first quarter of 2015, the tanker fleet of vessels over 10,000 dwt increased by 3.4 million dwt primarily comprised of Handysize (1.2 million dwt increase), Aframaxes (1.0 million dwt increase), VLCCs (0.7 million dwt increase) and Suezmaxes (0.6 million dwt increase).

          Year over year, the total tanker orderbook at March 31, 2015 gained 5.3 million dwt attributable primarily to increases for Suezmaxes with smaller increases in the VLCC and Panamax orderbooks. The MR orderbook decreased by 3.6 million dwt as ships under construction are being delivered with few new orders.

          VLCC freight rates continued their upward trend in the first quarter of 2015, driven by higher Chinese imports, lower bunker prices, as well as a general tightness of tonnage availability. The other crude segments followed the VLCC lead with improved rates throughout the first quarter. MR earnings also continued their upward trend.

          TCE rates for prompt Jones Act product carriers and large ATBs averaged $90,700 and $61,900 per day, respectively, during the first quarter of 2015, representing a decrease of 4% and an increase of 2%, respectively, for each class of vessel compared with the first quarter of 2014. These are estimated rates as there was little spot-market activity in the first quarter of 2015 because nearly all vessels were committed to time charters in the U.S. Flag coastwise trades. Spot voyages only occurred when time-charter customers relet their vessels for the occasional voyage or Delaware Bay lightering vessels were employed when underutilized in the lightering service. The slight softening in rates in the first quarter of 2015 compared with the same quarter of 2014 for Jones Act product carriers reflects the uncertainty created by the sharp drop in crude oil prices (and what that might mean to domestic crude oil production) in the fourth quarter of 2014. The charter rates for ATBs were also negatively affected by the uncertainty created by falling crude oil prices, but the impact was more than offset by the benefit resulting from the decrease in fuel costs.

          The average monthly rate of production from the Eagle Ford formation increased by approximately 419,000 b/d in March 2015 compared with March 2014. Eagle Ford oil is transported through pipeline infrastructure to Corpus Christi where it is loaded on Jones Act vessels for transportation to refineries in Texas, Louisiana and Mississippi and the Philadelphia area.

          As of March 31, 2015, the industry's entire Jones Act fleet of product carriers and large ATBs (defined as vessels having carrying capacities of between 0.14 million barrels and 0.35 million barrels, which excludes numerous tank barges below 0.14 million barrel capacity and 10 much larger tankers dedicated exclusively to the Alaskan crude oil trade) consisted of 73 vessels. There were no newbuild deliveries or vessels scrapped during the first quarter of 2015. In addition to the 73 vessels mentioned above, there are two late-1970s-built Alaskan crude tankers (Kodiak and Sierra) that were sold by Exxon to competitors who were expected to redeploy them into the lower 48 coastwise trade. The Kodiak, renamed the Eagle Ford, has been redeployed into the Eagle Ford crude trade. Exxon is expected to deliver the Sierra in the second quarter of 2015 at which time it is expected to join the Eagle Ford trade.

          The industry's firm Jones Act orderbook as of March 31, 2015, with deliveries scheduled between the second quarter of 2015 and the third quarter of 2017, consisted of 24 vessels

(14 product carriers and 10 large ATBs). Options for an additional two product carriers and four ATBs remain open.

          Delaware Bay lightering volumes averaged 0.07 million b/d in the first quarter of 2015 compared with 0.1 million b/d in the first quarter of 2014. The decrease resulted from Delaware Bay refineries sourcing increased amounts of crude oil from North American sources via rail and U.S. Flag vessels at the expense of crude imports. Our lightering ATBs have offset reduced lightering demand by occasionally carrying crude from the U.S. Gulf Coast to refineries in the Philadelphia area.

Fiscal year 2014

          The IEA estimates global oil consumption for the fourth quarter of 2014 at 93.5 million b/d, an increase of 0.7 million b/d, or 0.8%, over the same quarter in 2013. The increase was mainly caused by high demand outside of the OECD areas. The estimate for global oil consumption for all of 2014 is 92.4 million b/d, an increase of 0.7% over 2013. OECD demand in 2014 was lackluster, decreasing by 0.2 million b/d with small declines seen in the Americas, Europe and Asia/Oceania.

          Global oil production in the fourth quarter of 2014 reached 93.9 million b/d, an increase of 2.2 million b/d over the fourth quarter of 2013. OPEC crude oil production reversed previous declines and production averaged 30.2 million b/d in the fourth quarter of 2014, up from 29.6 million b/d in the fourth quarter of 2013, although down 0.1 million b/d from the third quarter of 2014. OPEC production for the year declined by 0.2 million b/d to 30.0 million b/d, partially due to continuing production and political issues in Libya. Non-OPEC production growth was largely driven by the United States, which increased production by 1.6 million b/d in the fourth quarter of 2014 compared with the fourth quarter of 2013 to reach 12.4 million b/d. Annual oil production in the United States increased by 1.5 million b/d in 2014 to 11.7 million b/d, making the United States the largest oil producer in the world, ahead of Russia at 10.9 million b/d.

          U.S. refinery throughput increased by about 1.7 million b/d in the fourth quarter compared with the comparable quarter in 2013. Crude oil imports, however, decreased by about 0.4 million b/d as local production growth more than offset the change in crude runs. Imports from OPEC countries were reduced by 0.8 million b/d, mainly due to reductions of imports from Venezuela, West Africa and Saudi Arabia. Chinese imports in December 2014 increased to the highest levels on record at 7.2 million b/d, with 2014 averaging 6.2 million b/d. This led to a strong increase in VLCC rates in the fourth quarter of 2014 and the first quarter of 2015.

          During the fourth quarter of 2014, the worldwide tanker fleet of vessels over 10,000 dwt increased by 2.4 million dwt as the crude fleet increased by 1.7 million dwt, while the product carrier fleet expanded by 0.7 million dwt. During 2014, the size of the worldwide tanker fleet increased by 7.0 million dwt with VLCC and MRs increasing by 4.1 million dwt each and other sectors decreasing.

          During the fourth quarter of 2014, the worldwide tanker orderbook decreased by 1.4 million dwt, with decreases in the VLCC, Aframax and MR orderbooks, while there were increases in the Suezmax and Panamax orderbooks. During 2014, the total tanker orderbook gained 3.7 million dwt attributable to increases in the VLCC, Suezmax and Panamax orderbooks.

          VLCC freight rates improved significantly in the last quarter of 2014 driven by higher Chinese imports, lower bunker prices, as well as a contango in the oil market (where future prices are higher than current prices), luring tonnage away from the spot market into period storage fixtures. The other crude segments followed the VLCC lead with improved rates late in 2014. MR earnings, weak during the first part of the year, showed dramatic improvement in the fourth quarter, due to increased demand driven by increased production from refineries capitalizing on low crude prices, but have weakened in early 2015.

          Spot TCE rates for prompt Jones Act product carriers and large ATBs averaged $94,500 and $60,350 per day, respectively, during 2014, representing increases of 9% and 11%, respectively, for each class of vessel compared with average rates of $87,000 and $54,600 per day, respectively, for 2013. These are estimated rates as there was little spot market activity in 2014 because nearly all vessels were committed to time charters in the U.S. Flag coastwise trades. Spot voyages only occurred when time-charter customers relet their vessels for the occasional voyage. The increase in rates in 2014 compared with 2013 can largely be attributed to an increase in the coastwise domestic crude oil trade, primarily Eagle Ford crude. The average monthly rate of production from the Eagle Ford formation increased by approximately 0.45 million b/d in December 2014 compared with December 2013. Eagle Ford oil is transported by pipeline to Corpus Christi, where it is loaded on Jones Act vessels for transportation to refineries in Texas, Louisiana, Mississippi and the Philadelphia area. Approximately 34% of the Jones Act fleet of product carriers and large ATBs was engaged in transporting domestic crude oil in 2014, compared to 25% in 2013. The steep drop in crude oil prices since mid-November 2014 and the contemporaneous narrowing of the spread in pricing between Brent and WTI created uncertainty in the Jones Act charter market. The estimated spot TCE rates declined slightly in the fourth quarter to average $93,000 and $59,100 per day for Jones Act product carriers and large ATBs, respectively.

          Delaware Bay lightering volumes averaged 0.10 million b/d in 2014 compared with 0.19 million b/d in 2013. The decrease resulted from Delaware Bay refineries sourcing increased amounts of crude oil from North American sources via rail and U.S. Flag vessels at the expense of crude imports. Our lightering ATBs have offset reduced lightering demand by occasionally carrying crude from the U.S. Gulf Coast to refineries in the Philadelphia area.

Results from Vessel Operations

Three months ended March 31, 2015 compared with the three months ended March 31, 2014

          During the first quarter of 2015, results from vessel operations improved by $30,502 to income of $65,132 from income of $34,630 in the first quarter of 2014. This increase reflects the impact of a significant decrease in charter hire expense, a growth in TCE revenues, and lower non-bankruptcy related general and administrative expenses and severance costs. Such impacts were partially offset by a quarter-over-quarter increase in vessel expenses.

          The decrease in charter hire expense in the first quarter of 2015 compared with the first quarter of 2014 was principally the result of the redeliveries of ten vessels (eight Aframaxes, one Suezmax and one MR) at the expiry of their short-term time charters in 2014.

          Also contributing to the improvement in results from vessel operations was an increase in TCE revenues in the current quarter of $7,089, or 3%, to $221,642 from $214,553 in the first quarter of 2014 due to (i) a strengthening of rates in all of the International Flag sectors, most notably in the VLCC and Handysize product carrier fleets and (ii) a continued robust Jones Act market benefitting the U.S. Flag segment. These positive factors were partially offset by a 1,432 day decrease in revenue days, which reflects the vessel redeliveries discussed above, our exit from the full service International Flag lightering business upon the expiry of our lightering contracts in September 2014, and the sale of two VLCCs and one Panamax in December 2014.

          The increase in vessel expenses resulted primarily from (i) reactivation costs incurred in conjunction with our ULCC being taken out of lay-up in the current quarter, (ii) incremental costs relating to redelivery of one of our Panamaxes that had previously been bareboat chartered-out, and (iii) technical management fees paid to V.Ships. As discussed in further detail in Note 16,

"Severance Costs," to our consolidated financial statements included elsewhere in this prospectus, we began transferring management of 46 of our International Flag conventional tankers to V.Ships in March 2014 and completed the 46 vessel transfers by September 2014. Three of the transferred vessels were subsequently sold during the fourth quarter of 2014. With the reactivation of the ULCC and Panamax bareboat charter out redelivery, there were 45 vessels under V.Ships' technical management as of March 31, 2015. Vessel operating expenses in the first quarter of 2015 included approximately $1,600 in technical management fees, compared with approximately $100 in the first quarter for 2014. These increases in vessel expenses were more than offset by a decrease in general and administrative expenses.

          See Note 6, "Business and Segment Reporting," to our condensed consolidated financial statements and Note 5, "Business and Segment Reporting," to our consolidated financial statements included elsewhere in this prospectus for additional information on our segments, including equity in income of affiliated companies and reconciliations of (i) TCE revenues to shipping revenues and (ii) income/(loss) from vessel operations for the segments to income before income taxes and reorganization items, as reported in the condensed consolidated statements of operations. Information with respect to our proportionate share of revenue days for vessels operating in companies accounted for using the equity method is shown below in the discussion of "—Equity in Income of Affiliated Companies."

International Crude Tankers

	For the three months ended March 31,
	2015	2014
TCE revenues	$66,821	$82,921
Vessel expenses	(20,836)	(21,414)
Charter hire expenses	(1,549)	(14,176)
Depreciation and amortization	(12,445)	(14,260)

Income from vessel operations(a)	$31,991	$33,071

Average daily TCE rate	$33,868	$24,228
Average number of owned vessels(b)	24.0	28.9
Average number of vessels chartered-in under operating leases	—	10.7
Number of revenue days(c)	1,973	3,421
Number of ship-operating days:(d)
Owned vessels	2,160	2,600
Vessels bareboat chartered-in under operating leases	—	90
Vessels time chartered-in under operating leases	—	682
Vessels spot chartered-in under operating leases	—	191

(a)
Income from vessel operations by segment is before general and administrative expenses, technical management transition costs, severance and relocation costs and gain/(loss) on disposal of vessels.

(b)
The average is calculated to reflect the addition and disposal of vessels during the period.

(c)
Revenue days represent ship-operating days less days that vessels were not available for employment due to repairs, drydock or lay-up. Revenue days are weighted to reflect our interest in chartered-in vessels.

(d)
Ship-operating days represent calendar days.

          The following table provides a breakdown of TCE rates achieved for the three months ended March 31, 2015 and 2014, between spot and fixed earnings and the related revenue days. The information in these tables is based, in part, on information provided by the pools or commercial joint ventures in which the segment's vessels participate.

	For the three months ended March 31,
	2015		2014
	Spot Earnings	Fixed Earnings	Spot Earnings	Fixed Earnings
VLCCs:(a)
Average rate	$49,280	$—	$32,024	$16,748
Revenue days	648	—	892	10
Suezmaxes:
Average rate	$—	$—	$15,603	$—
Revenue days	—	—	38	—
Aframaxes:(b)
Average rate	$30,932	$—	$26,927	$—
Revenue days	620	—	1,108	—
Panamaxes:
Average rate	$27,695	$14,007	$26,664	$11,870
Revenue days	348	354	359	427

(a)
The 2014 average rates reported in the above tables represent VLCCs under 15 years of age. We did not operate any VLCCs aged 15 years and older in the first quarter of 2015. The average spot TCE rates earned by our VLCCs on an overall basis during the three months ended March 31, 2014 was $30,421.

(b)
The 2015 average rates reported for Aframaxes exclude TCE revenues from our International Flag lightering service only business. The average rates and related days previously reported in 2014 have been adjusted to exclude our International Flag lightering business for comparative purposes.

          During the first quarter of 2015, TCE revenues for the International Crude Tankers segment decreased by $16,100, or 19%, to $66,821 from $82,921 in the first quarter of 2014. This decrease in TCE revenues resulted from a 1,448 day decrease in revenue days. The decrease in revenue days reflects a reduction in the International Crude Tankers lightering fleet associated with our exit from the full service International Flag lightering business upon the expiry of our lightering contracts in September 2014. Such reduction included the sale of two 1994-built Aframaxes that had been utilized in the International Flag lightering business, one in March 2014, and a second in September 2014. Also contributing to the decrease in revenue days were 538 fewer chartered-in days in the Aframax fleet, as well as our sale of a 1996-built VLCC, a 1997-built VLCC and a 2004-built Panamax in December 2014. Partially offsetting the decline in revenue days was a strengthening in average daily rates across all fleets in the segment, with the increased rates in the VLCC sector being especially significant. Our ULCC commenced an 11-month time charter for storage in April 2015.

          Vessel expenses decreased by $578 to $20,836 in the first quarter of 2015 from $21,414 in the first quarter of 2014. The change in vessel expenses is primarily due to a 530 day decrease in owned and bareboat chartered-in vessels resulting from the fleet changes noted above, offset by an increase in average daily vessel expenses of $1,522. The increased average daily vessel expenses were driven by reactivation costs incurred for the ULCC associated with its removal from lay-up, higher drydock deviation fuel costs and technical management fees paid to V.Ships. Charter hire expenses decreased by $12,627 to $1,549 in the first quarter of 2015 from $14,176 in the first quarter of 2014, resulting from a decrease of 963 chartered-in days in the current period, driven by the return of vessels discussed above. The only vessels in the segment chartered-in by us during the first quarter of 2015 were workboats employed by the International Flag lightering business. Depreciation expense decreased by $1,815 to $12,445 in the current quarter from $14,260 in the first quarter of 2014, reflecting the 2014 vessel sales noted above.

International Product Carriers

	For the three months ended March 31,
	2015	2014
TCE revenues	$43,517	$31,239
Vessel expenses	(14,467)	(12,890)
Charter hire expenses	(7,797)	(8,948)
Depreciation and amortization	(6,977)	(6,411)

Income from vessel operations	$14,276	$2,990

Average daily TCE rate	$18,300	$13,327
Average number of owned vessels	19.0	18.0
Average number of vessels chartered-in under operating leases	7.9	9.0
Number of revenue days	2,378	2,344
Number of ship-operating days:
Owned vessels	1,710	1,620
Vessels bareboat chartered-in under operating leases	270	270
Vessels time chartered-in under operating leases	437	540

          The following table provides a breakdown of TCE rates achieved for the three months ended March 31, 2015 and 2014 between spot and fixed earnings and the related revenue days. The information is based, in part, on information provided by the pools or commercial joint ventures in which certain of the segment's vessels participate.

	For the three months ended March 31,
	2015		2014
	Spot Earnings	Fixed Earnings	Spot Earnings	Fixed Earnings
Aframax product carriers:
Average rate	$26,755	$—	$—	$—
Revenue days	90	—	—	—
Panamax product carriers:
Average rate	$29,741	$15,732	$34,926	$13,346
Revenue days	90	270	105	255
Handysize product carriers:
Average rate	$18,846	$9,816	$12,646	$10,047
Revenue days	1,761	167	1,766	218

          During the first quarter of 2015, TCE revenues for the International Product Carrier segment increased by $12,278, or 39%, to $43,517 from $31,239 in the first quarter of 2014. This increase in TCE revenues resulted primarily from significant period-over-period increases in average daily spot rates earned by the Handysize product carrier fleet. Also contributing to the increased TCE revenues was the delivery of a newbuild LR2 in July 2014.

          Vessel expenses for the International Product Carrier segment increased by $1,577 to $14,467 in the first quarter of 2015 from $12,890 in the first quarter of 2014. The increase reflects the LR2 newbuild delivery noted above along with increased average daily vessel expenses of $493 per day, which related to higher crew and repair costs and V.Ships technical management fees. Charter hire expenses decreased by $1,151 to $7,797 in the first quarter of 2015 from $8,948 in the first quarter of 2014 reflecting 103 fewer chartered-in days in the Handysize product carrier fleet, as vessels were returned to their owners at the expiry of their charters. Depreciation and amortization increased by $566 to $6,977 in the first quarter of 2015 from $6,411 in the first quarter of 2014, principally due to the LR2 delivery discussed above.

U.S. Flag

	For the three months ended March 31,
	2015	2014
TCE revenues	$111,212	$100,432
Vessel expenses	(33,907)	(32,388)
Charter hire expenses	(22,552)	(22,358)
Depreciation and amortization	(17,226)	(16,779)

Income from vessel operations	$37,527	$28,907

Average daily TCE rate	$53,659	$48,077
Average number of owned vessels	14.0	14.0
Average number of vessels chartered in under operating leases	10.0	10.0
Number of revenue days	2,073	2,089
Number of ship-operating days:
Owned vessels	1,260	1,260
Vessels bareboat chartered-in under operating leases	900	900

          The following table provides a breakdown of TCE rates achieved for the three months ended March 31, 2015 and 2014 between spot and fixed earnings and the related revenue days.

	For the three months ended March 31,
	2015		2014
	Spot Earnings	Fixed Earnings	Spot Earnings	Fixed Earnings
Jones Act Handysize product carriers:
Average rate	$—	$64,777	$—	$57,589
Revenue days	—	1,070	—	1,018
Non-Jones Act Handysize product carriers:
Average rate	$28,103	$—	$29,470	$—
Revenue days	164	—	180	—
ATBs:
Average rate	$—	$38,429	$—	$34,540
Revenue days	—	690	—	712
Lightering:
Average rate	$71,390	$—	$65,751	$—
Revenue days	149	—	179	—

          During the first quarter of 2015, TCE revenues for the U.S. Flag segment increased by $10,780, or 11%, to $111,212 from $100,432 in the first quarter of 2014. This increase reflects the continued strength of the Jones Act market, which allowed our Jones Act Handysize product carriers and ATBs to achieve higher rates upon the expiry of their prior time charters.

          U.S. Flag vessel expenses increased by $1,519 to $33,907 in the first quarter of 2015 from $32,388 in the first quarter of 2014, due to an increase in average daily vessel expenses of $703 per day, which resulted primarily from higher crew costs.

          Two reflagged U.S. Flag product carriers participate in the MSP, which ensures that militarily useful U.S. Flag vessels are available to the U.S. Department of Defense in the event of war or national emergency. Each of the vessel owning companies receives an annual subsidy, subject in each case to annual congressional appropriations, which is intended to offset the increased cost incurred by such vessels from operating under the U.S. Flag. We are scheduled to receive $3.1 million per year for each vessel from 2015 through 2018, $3.5 million from 2019 through 2021, and $3.7 million from 2022 through 2025.

General and Administrative Expenses

          During the first quarter of 2015, general and administrative expenses decreased by $5,143 to $19,282 from $24,425 in the first quarter of 2014 principally due to the following:

  •
  a decrease of $6,483 in employee compensation and benefits relating to (i) the outsourcing of the technical management and certain aspects of commercial management and crew management of the International Flag fleet, and (ii) costs recognized in 2014 related to retention bonus programs put into place as a result of our bankruptcy filing. This net decrease in employee compensation and benefits also reflects current period costs totaling $640 relating to a new retention bonus plan approved by the Board of Directors in December 2014. Awards under the retention bonus plan will be paid in a lump sum following completion the of the retention period in December 2016; and

  •
  a decrease in rent and facility related expenses and travel and entertainment totaling $783.

          These decreases were partially offset by higher accounting and audit related fees of $651 and legal and consulting fees of $1,733 incurred in the period subsequent to our emergence from bankruptcy.

          Beginning in the second quarter of 2015, general and administrative expenses are expected to increase by approximately $600 per quarter as a result of additional compensation and benefit expenses incurred for new hires. Also as discussed in Note 12, "Capital Stock and Stock Compensation," to our condensed consolidated financial statements included elsewhere in this prospectus, during the quarter ended March 31, 2015, we made awards of restricted stock units and stock options under the 2014 Management Plan, which are subject to shareholder approval in June 2015. Accordingly compensation expense will not be recognized until such specified grant condition is satisfied. Compensation expense related to these grants expected to be recognized in 2015 subsequent to the shareholders meeting will be approximately $1,700.

Equity in Income of Affiliated Companies

          During the first quarter of 2015, equity in income of affiliated companies increased by $3,918 to $12,412 from $8,494 in the first quarter of 2014. The quarter-over-quarter increase was principally attributable to a $3,687 increase in equity in income from the LNG joint venture. The increase of the LNG joint venture results was primarily driven by a 40 day reduction in offhire days during the quarter ended March 31, 2015 compared with 40 offhire days during the quarter ended March 31, 2014 for repairs to one of the LNG joint venture's vessels that was involved in a collision in late December 2013. Also contributing to the improvement in the LNG joint venture results was a $2,200 reimbursement received from the joint venture's charterer for increased costs incurred by the joint venture related to maintaining an inventory of ship spare parts.

          Additionally, we have a 37.5% interest in ATC, a company that operates U.S. Flag tankers to transport Alaskan crude oil for BP. ATC earns additional income (in the form of incentive hire paid by BP) based on meeting certain predetermined performance standards. Such income is included in the U.S. Flag segment.

          The following table summarizes our proportionate share of the revenue days for the respective vessels held in our vessel owning equity method investments, excluding ATC. Revenue days are adjusted for our percentage ownership in order to state the revenue days on a basis comparable to that of a wholly-owned vessel. The ownership percentages reflected below are our actual ownership percentages at March 31, 2015 and 2014.

	For the three months ended March 31,
	2015		2014
	Revenue Days	% of Ownership	Revenue Days	% of Ownership
LNG Carriers operating on long-term charters	180	49.9%	160	49.9%
FSOs operating on long-term charter	90	50.0%	90	50.0%

Total	270		250

Interest Expense

          Interest expense was $28,569 in the first quarter of 2015 compared with $123 in the first quarter of 2014. Interest expense for the first quarter of 2015 reflects interest expense of $8,830 and $19,703 associated with our reinstated Unsecured Senior Notes and the Exit Financing Facilities, respectively. Because interest on our secured and unsecured debt subsequent to the Petition Date was not expected to be an allowed claim, we ceased accruing interest on such debt as of the Petition Date. The interest expense for the first quarter of 2014 of $123 relates to mortgage insurance premiums which are classified as interest expense.

Income Tax Provision

          For the three months ended March 31, 2015 and 2014, we recorded an income tax provision of $2,660 and $1,329, respectively, which represents an effective tax rate of 6% and 10%, respectively. The decrease in the effective tax rate for the 2015 period was substantially due to a change in the mix of U.S. versus foreign income, offset in part by a decrease in nondeductible reorganization costs. The foreign income is primarily attributable to operations of companies domiciled in the Marshall Islands, which are not subject to income tax.

          Our application for a Pre-Filing Agreement with the IRS with respect to OSG's payments as guarantor made during 2014 has been accepted and the examination of our position by the IRS has commenced. We anticipate the resolution of this matter by December 31, 2015 and, as such, the amount of unrecognized tax benefits associated with the position may change significantly. If the IRS accepts our position, we would record deferred tax assets related to the tax effect of an increase in net operating loss carryforwards of up to $438,363 and a decrease in our tax basis in foreign subsidiaries of up to $477,835, both depending on the final determination by the IRS of the allowed amount of payments as guarantor. In addition, we anticipate filing a refund claim for the carryback of 2014 net operating losses, which may result in an IRS examination of the 2012 and 2013 tax years.

          Fiscal year ended December 31, 2014 compared with the fiscal year ended December 31, 2013, and the fiscal year ended December 31, 2013 compared with the fiscal year ended December 31, 2012

          During 2014, income from vessel operations improved by $462,300 to $95,102 from an operating loss of $367,198 in 2013. This increase resulted from there being no impairment charges recorded in 2014, a significant decrease in charter hire expense and lower non-bankruptcy related general and administrative expenses and depreciation. Increases in severance and technical management transition costs, as well as marginally lower TCE revenues, partially offset these favorable impacts.

          The decrease in charter hire expense in 2014 compared with the prior year reflected our rejection of leases and redelivery of 15 time and bareboat chartered-in International Flag vessels between early-January 2013 and mid-April 2013. Such rejections were executed as part of our Chapter 11 restructuring process. In addition to the rejected charters, we redelivered five Suezmaxes to their owners at the expiry of their respective charters after the first quarter of 2013. Also contributing to the decrease were the redeliveries of ten vessels (eight Aframaxes, one Suezmax and one MR) at the expiry of their short-term time charters-in in 2014.

          The lower depreciation expense in 2014 was primarily the result of reductions in vessel bases that resulted from impairment charges aggregating $365,976 recorded by us on 15 International Flag vessels in the fourth quarter of 2013.

          Offsetting these favorable variances was a decrease in TCE revenues of $1,969, or 0.3%, to $761,359 in 2014 from $763,328 in 2013. This decrease was due to (i) a significant decrease in revenue days of 4,158 days reflecting the vessel redeliveries discussed above as well as our exit from the full service International Flag lightering business and (ii) a weakening of rates in the International Flag Handysize product carrier fleet. These negative factors were substantially offset by a strengthening in rates throughout the International Crude Tankers segment, particularly in the Aframax and VLCC fleets, along with the continued strength in the Jones Act market that benefitted the U.S. Flag segment.

          Income from vessel operations in 2014 reflects third-party technical management fees. As discussed in greater detail in "Business—Fleet—Technical Management," we began transferring management of 46 of our International Flag conventional tankers to V.Ships in March 2014 and completed all of the vessel transfers by September of 2014. Vessel operating expenses are expected to increase by approximately $1,800 per quarter in 2015 as the vessel transfers are completed. In addition, we incurred one-time third-party manager set up costs of approximately $3,400 during 2014. These increases in vessel expenses will be offset by a decrease in general and administrative expenses, which is expected to exceed the aggregate technical management fees incurred, since the vessel transfers are completed and the employees impacted by the reduction in force announced in January 2014 have left the Company.

          During 2013, results from vessel operations improved by $12,035 to a loss of $367,198 from a loss of $379,233 in 2012. This improvement reflects the impact of significant decreases in charter hire and vessel expenses and depreciation, partially offset by period-over-period reductions in TCE and larger impairment charges recorded in 2013.

          Decreases in charter hire and vessel expenses in 2013 compared with 2012 were principally the result of our rejection of leases and redelivery of 17 time and bareboat chartered-in International Flag vessels between late-December 2012 and mid-April 2013. In addition, we entered into new lease agreements at lower rates on eight other chartered-in vessels, including one redelivered by us in January 2013 that delivered back to us in May 2013 after completion of its scheduled drydocking, which was for the account of the vessel's owner. The lower depreciation expense in

2013 was primarily the result of reductions in vessel bases that resulted from impairment charges aggregating $278,345 recorded by us on 15 International Flag vessels in the fourth quarter of 2012.

          Partially offsetting these favorable variances were decreases in TCE revenues compared with the 2012 period. These decreases were due to (i) a significant decrease in revenue days reflecting the vessel redeliveries discussed above, (ii) $40,400 being recognized in shipping revenues during 2012 in relation to the termination, settlement and replacement agreement with Sunoco, which is discussed in the U.S. Flag section below and (iii) lower rates in 2013 in the Suezmax fleet. These negative factors were partially offset by growth in TCE revenues in the U.S. Flag segment as supply-demand fundamentals in the U.S. Flag market continued to strengthen, as well as an increase in average daily blended rates in the International Product Carriers segment.

          Impairment charges aggregating $365,976 on 15 International Flag vessels were recorded in the fourth quarter of 2013, exceeding similar charges recorded on 15 International Flag vessels in 2012. In addition to the vessel impairment charges, impairment charges of $16,214 were also recorded in the fourth quarter of 2013 in relation to goodwill and intangible assets associated with our International Crude Tankers lightering business. See "—Critical Accounting Policies" and Note 3, "Summary of Significant Accounting Policies," Note 6, "Vessels, Deferred Drydock and Other Property," and Note 9, "Intangible Assets" to our consolidated financial statements included elsewhere in this prospectus for additional information relating to impairments.

International Crude Tankers

	For the year ended December 31,
	2014	2013	2012
TCE revenues	$228,295	$209,876	$256,843
Vessel expenses	(79,270)	(88,719)	(99,667)
Charter hire expenses	(27,283)	(62,877)	(144,527)
Depreciation and amortization	(56,210)	(76,086)	(83,558)

Income/(loss) from vessel operations(a)	$65,532	$(17,806)	$(70,909)

Average daily TCE rate	$19,836	$14,699	$15,076
Average number of owned vessels(b)	27.8	28.5	28.0
Average number of vessels chartered-in under operating leases	5.5	12.1	19.8
Number of revenue days(c)	11,509	14,278	17,036
Number of ship-operating days:(d)
Owned vessels	10,134	10,388	10,240
Vessels bareboat chartered-in under operating leases	217	429	1,456
Vessels time chartered-in under operating leases	1,555	3,401	4,798
Vessels spot chartered-in under operating leases	246	604	980

(a)
Income/(loss) from vessel operations by segment is before general and administrative expenses, technical management transition costs, severance and relocation costs, gain/(loss) on disposal of vessels and impairment charges.

(b)
The average is calculated to reflect the addition and disposal of vessels during the year.

(c)
Revenue days represent ship-operating days less days that vessels were not available for employment due to repairs, drydock or lay-up. Revenue days are weighted to reflect our interest in chartered-in vessels.

(d)
Ship-operating days represent calendar days.

          The following table provides a breakdown of TCE rates achieved for the years ended December 31, 2014, 2013 and 2012 between spot and fixed earnings and the related revenue days.

The information in these tables is based, in part, on information provided by the commercial pools or commercial joint ventures in which the segment's vessels participate.

	2014		2013		2012
	Spot Earnings	Fixed Earnings	Spot Earnings	Fixed Earnings	Spot Earnings	Fixed Earnings
VLCCs:(a)
Average rate	$25,803	$16,748	$18,519	$17,630	$18,880	$—
Revenue days	3,484	10	3,494	146	4,421	—
Suezmaxes:
Average rate	$15,603	$—	$10,852	$18,410	$17,459	$20,107
Revenue days	38	—	821	14	2,057	216
Aframaxes:
Average rate	$19,897	$—	$14,413	$15,394	$13,937	$14,928
Revenue days	4,768	—	6,516	13	6,536	309
Panamaxes:
Average rate	$22,414	$12,064	$17,638	$11,172	$15,117	$12,585
Revenue days	1,443	1,765	1,787	1,398	1,734	1,397

(a)
Effective as of the end of the second quarter of 2012, the TI pool commenced reporting the earnings of its VLCC fleet in two groups: VLCCs under 15 years and VLCCs aged 15 years and older. The average rates reported in the above tables for VLCCs commencing with the second quarter of 2012 represent VLCCs less than 15 years of age. Average rates for periods prior to the second quarter of 2012 have not been adjusted. The average spot TCE rates earned by our VLCCs on an overall basis during 2014, 2013 and 2012 were $24,358, $17,983 and $18,344, respectively.

          During 2014, TCE revenues for the International Crude Tankers segment increased by $18,419, or 9%, to $228,295 from $209,876 in 2013. This increase in TCE revenues resulted from higher average rates across all fleets in the segment, with the increased rates in the Aframax and VLCC sectors being the primary drivers. Partially offsetting the strengthened rates was a 2,769 day decrease in revenue days. The decrease in revenue days reflects a reduction in the International Crude Tankers lightering fleet associated with our exit from the full service International Flag lightering business upon the expiry of its lightering contracts in September 2014 and included the sale of two 1994-built Aframaxes, one in March 2014 and the second in September 2014. Also contributing to the decrease in revenue days were fewer chartered-in days in the Aframax and Suezmax fleets of 1,121 and 797, respectively, as well as our sale of a 1996-built VLCC, a 1997-built VLCC and a 2004-built Panamax in the fourth quarter of 2014.

          Vessel expenses decreased by $9,449 to $79,270 from $88,719 in 2013. The decrease in vessel expense is due to a 466 day decrease in owned and bareboat chartered-in vessels, along with a decrease in average daily vessel expenses of $550. The reduction in days reflects the vessel sales described above. The decreased average daily vessel expenses were driven by lower crew and insurance costs, and the timing of the delivery of spares, partially offset by the technical management fees paid to V.Ships. Charter hire expenses decreased by $35,594 to $27,283 in 2014 from $62,877 in 2013, primarily resulting from a decrease of 2,416 chartered-in days in the current year. Such decrease was driven by the return of the Suezmaxes and Aframaxes discussed above, along with the reduction in the International Flag lightering chartered-in vessels. Depreciation expense decreased by $19,876 to $56,210 from $76,086 in 2013, reflecting the impact of reductions in vessel bases that resulted from impairment charges on thirteen vessels in the segment recorded in the fourth quarter of 2013.

          Excluding depreciation and amortization expenses, operating results for the International Crude Tankers lightering business for 2014 were approximately $4,121 lower than 2013. Weaker results reflect, in part, reductions in the size of the lightering business' owned and chartered-in fleet due to the exit from providing full service lightering in September 2014 and lower numbers of service-only lighterings following the announcement of the intent to exit the full service business. The decreases were partially offset by lower charter hire expenses due to the return of several workboats to their owners after the first quarter of 2013.

          During 2013, TCE revenues for the International Crude Tankers segment decreased by $46,967, or 18%, to $209,876 from $256,843. This decrease in TCE revenues reflects a 2,758 decrease in revenue days as well as lower average blended rates in the Suezmax sector. These decreases were partially offset by a strengthening in average blended rates in the Panamax sector. The decrease in revenue days reflects fewer chartered-in days in the VLCC and Suezmax fleets of 829 and 1,448 days, respectively. There were also 183 fewer drydock days in the segment during 2013 as compared with 2012. The reduction in the Suezmax fleet includes two vessels that were returned to their owners prior to the expiration of their respective charters, one in December 2012 and a second in January 2013. The return of all of the chartered-in vessels had a positive impact on results from vessel operations since such charters-in were fixed at levels above those then-currently achievable in the market. Several chartered-in Aframaxes with high charter rates were also replaced at rates that were more in-line with current market conditions. The vessels that were returned to their owners prior to the expiry of their charters were part of our Chapter 11 restructuring process. We also placed our ULCC into lay-up during April 2013.

          Vessel expenses decreased by $10,948 to $88,719 from $99,667 in 2012. The decrease in vessel expense was driven by a net 879-day decrease in bareboat chartered-in and owned days in the current year period resulting from the return of Suezmax and Aframax bareboat chartered-in vessels to their owners, partially offset by the delivery of one newbuild Aframax to us during the third quarter of 2013. In addition, one vessel, time chartered-out during a portion of 2012, was bareboat chartered-out during the entire 2013 year. Average daily vessel expenses also decreased by $207 per day, which related to cost reductions due to the lay-up of our ULCC and lower crew costs as well as the timing of the delivery of lubricating oils and stores. Charter hire expenses decreased by $81,650 to $62,877 in 2013 from $144,527 in 2012, primarily resulting from a decrease of 2,801 chartered-in days in the current period. We also renegotiated the rate on one of our chartered-in Aframaxes during the first quarter of 2013, which further contributed to the decrease in charter hire expense. Depreciation expense decreased by $7,472 to $76,086 from $83,558 in 2012, reflecting the net impact of (1) reductions in vessel bases that resulted from the impairment charges on five vessels in the segment recorded in the fourth quarter of 2012 and (2) an increase in depreciation relating to the delivery of the newbuild Aframax referred to above.

          Excluding depreciation and amortization expenses, operating results for the International Crude Tankers lightering business for 2013 were approximately $7,500 better than the comparable 2012 period. Improved results reflected, in part, the return of several workboats to their owners during 2013, reductions in the size of the core fleet and increases in the higher margin service only business.

International Product Carriers

	For the year ended December 31,
	2014	2013	2012
TCE revenues	$118,669	$149,349	$172,356
Vessel expenses	(54,711)	(46,693)	(62,623)
Charter hire expenses	(33,679)	(49,920)	(125,534)
Depreciation and amortization	(26,850)	(30,226)	(43,577)

Income/(loss) from vessel operations	$3,429	$22,510	$(59,378)

Average daily TCE rate	$12,544	$14,336	$11,610
Average number of owned vessels	18.4	18.0	18.0
Average number of vessels chartered-in under operating leases	8.3	10.9	22.9
Number of revenue days	9,460	10,418	14,846
Number of ship-operating days:
Owned vessels	6,730	6,570	6,593
Vessels bareboat chartered-in under operating leases	1,095	1,100	2,926
Vessels time chartered-in under operating leases	1,934	2,868	5,455

          The following table provides a breakdown of TCE rates achieved for the years ended December 31, 2014, 2013 and 2012 between spot and fixed earnings and the related revenue days. The information is based, in part, on information provided by the commercial joint ventures in which certain of the segment's vessels participate.

	2014		2013		2012
	Spot Earnings	Fixed Earnings	Spot Earnings	Fixed Earnings	Spot Earnings	Fixed Earnings
Aframax product carriers:
Average rate	$16,094	$—	$—	$—	$—	$—
Revenue days	146	—	—	—	—	—
Panamax product carriers:
Average rate	$27,050	$13,829	$17,089	$12,568	$13,278	$12,772
Revenue days	374	1,063	823	729	1,565	631
Handysize product carriers:
Average rate	$12,036	$10,630	$14,428	$12,930	$11,104	$14,619
Revenue days	7,101	776	7,927	939	11,568	1,082

          During 2014, TCE revenues for the International Product Carriers segment decreased by $30,680, or 21%, to $118,669 from $149,349 in 2013. This decrease resulted from a combination of a decrease in average daily blended rates earned by the Handysize product carriers and a 958-day decrease in revenue days. The reduction in revenue days was primarily driven by our redelivery of 14 vessels (two chartered-in Panamax product carriers and 12 chartered-in Handysize product carriers) during the first four months of 2013 in conjunction with our Chapter 11 restructuring process and a 176-day increase in drydock and repair days in 2014 compared with 2013. The delivery of a newbuild LR2 in July 2014 and increased daily rates in the Panamax product carrier fleet somewhat mitigated the decrease in TCE revenues for the Handysize product carriers.

          Vessel expenses increased by $8,018 to $54,711 in 2014 from $46,693 in 2013. This change principally reflects an increase of average daily vessel expenses by $1,108 per day, primarily as a result of V.Ships technical management fees, higher damage repair costs and the timing of the delivery of lubricating oils. The newbuild LR2 delivery discussed above also contributed to the increase. Charter hire expenses decreased by $16,241 to $33,679 from $49,920 in 2013 primarily due to the leases that were rejected and renegotiated during our 2013 restructuring process as referred to above. Depreciation and amortization decreased by $3,376 to $26,850 in 2014 from $30,226 in 2013, as a result of the reductions in vessel bases that resulted from the impairment charges on two vessels recorded in the fourth quarter of 2013, partially offset by the LR2 newbuild delivery.

          During 2013, TCE revenues for the International Product Carriers segment decreased by $23,007, or 13%, to $149,349 from $172,356 in 2012. This decrease in TCE revenues resulted primarily from a 4,428-day reduction in revenue days driven by our redelivery of two chartered-in Panamax product carriers and thirteen Handysize product carriers to their owners between late-December 2012 and mid-April 2013. One of these Handysize product carriers was delivered back to us in May 2013 at a reduced rate. These redeliveries followed our rejection of the associated charters during the Chapter 11 restructuring process. Partially offsetting this decrease were period-over-period increases in average daily blended rates earned by both the Handysize and Panamax product carrier fleets.

          Vessel expenses decreased by $15,930 to $46,693 in 2013 from $62,623 in 2012. This change principally reflects a decrease of 1,849 bareboat chartered-in and owned days. Average daily vessel expenses also decreased by $354 per day, primarily due to the timing of delivery of lubricating oils, stores and spares. Charter hire expenses decreased by $75,614 to $49,920 in 2013 from $125,534 in 2012 due to the rejected leases referred to above. Reductions in charter hire expense also resulted from our rejection of leases on six additional Handysize product carriers and entry into new agreements at lower rates commencing in March 2013. Depreciation and amortization decreased by $13,351 to $30,226 in 2013 from $43,577 in 2012, as a result of the reductions in vessel bases that resulted from the impairment charges on ten vessels in the segment recorded in the fourth quarter of 2012.

U.S. Flag

	For the year ended December 31,
	2014	2013	2012
TCE revenues	$414,373	$400,878	$401,576
Vessel expenses	(135,079)	(129,704)	(120,922)
Charter hire expenses	(91,061)	(90,595)	(93,233)
Depreciation and amortization	(66,584)	(67,146)	(68,757)

Income from vessel operations	$121,649	$113,433	$118,664

Average daily TCE rate	$49,231	$46,783	$47,150
Average number of owned vessels	14.0	14.0	14.0
Average number of vessels chartered-in under operating leases	10.0	10.0	10.0
Number of revenue days	8,417	8,569	8,517
Number of ship-operating days:
Owned vessels	5,110	5,110	5,115
Vessels bareboat chartered-in under operating leases	3,650	3,650	3,660
Vessels time chartered-in under operating leases	8	—	—

          The following table provides a breakdown of TCE rates achieved for the years ended December 31, 2014, 2013 and 2012 between spot and fixed earnings and the related revenue days.

	2014		2013		2012
	Spot Earnings	Fixed Earnings	Spot Earnings	Fixed Earnings	Spot Earnings	Fixed Earnings
Jones Act Handysize product carriers:
Average rate	$—	$58,478	$—	$56,098	$45,234	$52,628
Revenue days	—	4,205	—	4,311	34	4,264
Non-Jones Act Handysize product carriers:
Average rate	$27,487	$13,528	$28,815	$—	$27,083	$—
Revenue days	656	73	724	—	703	—
ATBs:
Average rate	$—	$35,372	$29,380	$33,251	$29,286	$25,778
Revenue days	—	2,750	311	2,485	1,730	743
Lightering:
Average rate	$70,316	$—	$63,016	$—	$44,536	$—
Revenue days	733	—	738	—	1,043	—

          During 2014, TCE revenues for the U.S. segment increased by $13,495, or 3%, to $414,373 from $400,878 in 2013. The increase was attributable to the continued strong rate environment in the U.S. Flag market, which allowed our ATBs to operate entirely on time charters at robust rates during 2014. Incremental revenue was also earned in 2014 relating to coastwise voyages performed by the ATBs employed in the Delaware Bay lightering business. Such increases more than offset a 160-day increase in drydock and repair days in the current year. The majority of the increase in drydock and repair days related to the period in which we converted a bareboat chartered-in Jones Act Handysize product carrier to a shuttle tanker.

          U.S. Flag vessel expenses increased by $5,375 to $135,079 in 2014 from $129,704 in 2013, primarily due to an increase in average daily vessel expenses of $614 per day, which resulted principally from higher crew costs.

          During 2013, TCE revenues for the U.S. Flag segment decreased by $698, or 0.2%, to $400,878 from $401,576 in 2012. This marginal decrease reflected the continued improvement of the fundamentals in the U.S. Flag market, including the replacement of time charters on the Handysize product carriers that have expired since 2012 with time charters at or above expiring rates. In addition, our ATBs, which operated in the spot market for approximately 70% of their revenue days in 2012 were all fixed on time charters at attractive rates during 2013 with a minimum average remaining term of approximately 1.9 years as of December 31, 2013. Such increases in TCE revenues were offset by the impact of the September 1, 2012 termination, settlement and replacement agreement with Sunoco discussed below. One of the rebuilt ATBs employed in the Delaware Bay lightering business was redeployed in the coastwise petroleum products trade effective February 1, 2013. This ATB commenced a four-year time charter in April 2013. The redeployment of one of the vessels employed in the Delaware Bay lightering business contributed to the increase in that sector's TCE rate in 2013 compared with 2012.

          U.S. Flag vessel expenses increased by $8,782 to $129,704 in 2013 from $120,922 in 2012, principally due to an increase in average daily vessel expenses of $1,027 per day, which resulted from higher crew and repair costs, as well as the timing of the delivery of stores and spares. The decrease in the subsidy received from our vessels in the MSP, as discussed further below, also contributed to this increase in average daily expenses.

          Effective September 1, 2012, we entered into a termination, settlement and replacement agreement with Sunoco, a core customer of our Delaware Bay lightering business. The agreement, among other things, provided for (i) a 50% reduction of the required minimum barrel volumes under the long-term lightering contract, (ii) Sunoco's relinquishment of any right to approximately $27,100 previously paid to us and accounted for as deferred revenues, which otherwise would have been carried forward and applied toward the cost of lightering barrels for Sunoco in excess of the minimum barrel volumes stated in the original lightering contract and (iii) the payment by Sunoco of $13,300 as additional compensation for the reduction in the minimum barrels under the replacement agreement. A total of $40,400 was recognized in shipping revenues during the quarter ended September 30, 2012 related to this termination, settlement and replacement agreement. The new agreement runs through April 2020 and has been assumed by Philadelphia Energy Solution ("PES").

          As further described in "Risk Factors—Risks Related to the Company—We are subject to credit risks with respect to our counterparties on contracts, and any failure by those counterparties to meet their obligations could cause us to suffer losses on such contracts, decreasing revenues and earnings," PES has approached us about restructuring the contract to lower the volumes and has indicated it may have liquidity issues related to any termination or reduction payment. We currently believe that under current market conditions, if we were to suffer a reduction in that lightering business, we could replace the potential lost lightering revenues for these vessels with revenues from other time charters.

          Two reflagged U.S. Flag product carriers participate in the MSP, which is a program that makes militarily-useful privately-owned U.S. Flag vessels available to the U.S. Department of Defense in the event of war or national emergency. Each of the vessel-owning companies with a ship that participates in the MSP receives an annual subsidy, subject in each case to annual congressional appropriations, which is intended to offset the increased cost incurred by such vessels from operating under the U.S. Flag. We received authorization from the Bankruptcy Court to assume agreements relating to the MSP, which extend our participation in the MSP through 2025, subject to the availability of congressional appropriations. We are scheduled to receive $3,100 per year for each vessel from 2015 through 2018, $3,500 from 2019 through 2021, and $3,700 from 2022 through 2025. Our ships in the MSP received approximately 85% of their normal monthly stipend in August 2013 and none in September 2013, an aggregate reduction of $595, because of the effect of sequestration on the U.S. federal budget. The receipt of the monthly subsidy resumed as scheduled commencing in October 2013.

General and Administrative Expenses

          During 2014, general and administrative expenses decreased by $13,947 to $83,716 from $97,663 in 2013 principally because of the following:

  •
  a decrease in compensation and benefits for shore-based staff of approximately $15,742 principally attributable to (i) a reduction in the number of shore-based staff as a result of the Outsourcing RIF, (ii) the classification in the 2014 period of 2014 incentive bonus related accruals associated with staff included in the restructuring plan announced in January 2014 as part of severance costs in the accompanying consolidated financial statements and (iii) a decrease in retention bonuses under programs approved by the Bankruptcy Court in late-March 2013. These decreases were partially offset by reductions in management fees (expense reimbursements) paid by the commercial pools for which we were the commercial manager and the recognition of a higher level of stock compensation forfeitures in 2013 compared with 2014; and

  •
  a decrease in rent and facility related expenses and travel and entertainment totaling $3,350.

          These decreases were partially offset by the following:

  •
  higher audit and legal fees of $3,403;

  •
  higher consulting fees of $1,949 principally attributed to restructuring advisory costs incurred in the period subsequent to our emergence from bankruptcy, partially offset by lower non-bankruptcy-related tax compliance fees and lower nonrecurring costs incurred during 2014; and

  •
  an increase in liability insurance of $1,457, principally related to the acceleration of Directors' and Officers' liability insurance costs in the third quarter of 2014, since the then-existing coverage ended upon our emergence from bankruptcy, and a one-time premium paid in the third quarter of 2014 for runoff coverage, partially offset by the recognition in the 2013 period of the portion of the premium for increased coverage covering the period from the Petition Date through March 2013 when such increased coverage was approved by the Bankruptcy Court.

          During 2013, general and administrative expenses increased by $8,818 to $97,663 from $88,845 in 2012 principally because of the following:

  •
  an increase in compensation and benefits for shore-based staff of approximately $12,198 principally attributable to reductions in management fees (expense reimbursements) paid by the commercial pools for which we were the commercial manager and an increase in incentive compensation and retention bonuses under programs approved by the Bankruptcy Court in late-March 2013;

  •
  higher audit related fees of $1,470; and

  •
  higher directors fees, due to the restoration of fees that our directors had voluntarily reduced through December 31, 2012 and the inclusion of a mark-to-market loss resulting in a reduction in deferred director fees (as explained below) in 2012, and directors and officers liability insurance costs, due to increased levels of coverage in 2013, aggregating $2,926.

          These increases were partially offset by lower travel and entertainment costs, rent related expenses and legal and consulting expenses not included in reorganization items in the accompanying financial statements aggregating $8,469.

Equity in Income of Affiliated Companies

          During 2014, equity in income of affiliated companies remained relatively flat, increasing by only $461 to $41,355 from $40,894 in 2013. During 2013, equity in income of affiliated companies increased by $7,408 to $40,894 from $33,486 in 2012. This increase was principally attributable to an increase in charter hire revenue earned on the FSO Africa due to the commencement of a new service contract with Maersk Oil Qatar ("MOQ"). On October 1, 2012, the FSO Africa commenced a new five-year FSO services contract with MOQ replacing the existing service contract that was originally scheduled to expire in August 2013. The new service contract provided for an increase in the daily hire rate to the same daily hire rate schedule as for the existing MOQ service contract for the FSO Asia. Also contributing to the year-over-year increase were changes in the mark-to-market valuation of the interest rate swap covering the FSO Africa's debt. Our share of such mark-to-market gains or losses recognized in equity in income from affiliated companies for the years ended December 31, 2013 and 2012 were gains of $280 and losses of $2,216, respectively. This increase of $2,496 was partially offset by the inclusion in 2012 of our share of a retroactive increase in the operating expense component of charter hire rates on the LNG vessels.

          The following table summarizes our proportionate share of the revenue days for the respective vessels held in our vessel owning equity method investments, excluding ATC. Revenue days are adjusted for our percentage ownership in order to state the revenue days on a basis comparable to that of a wholly-owned vessel. The ownership percentages reflected below are our actual ownership percentages as of December 31 of each year.

	2014		2013		2012
	Revenue Days	% of Ownership	Revenue Days	% of Ownership	Revenue Days	% of Ownership
LNG Carriers operating on long-term charters	708	49.9%	727	49.9%	715	49.9%
FSOs operating on long-term charter	365	50.0%	365	50.0%	366	50.0%

Total	1,073		1,092		1,081

Interest Expense

          The components of interest expense are as follows:

	For the year ended December 31,
	2014	2013	2012
Interest before impact of interest rate swaps, caps and capitalized interest	$232,491	$350	$86,018
Impact of interest rate swaps and caps	—	—	8,464
Capitalized interest	—	—	(1,061)

Interest expense	$232,491	$350	$93,421

          In accordance with applicable accounting guidance for financial reporting in reorganization, upon the commencement of the Chapter 11 Cases, we reclassified the outstanding principal balances, related accrued interest and unamortized debt discount relating to our Unsecured Revolving Credit Facility, Unsecured Senior Notes due in 2013, 2018 and 2024, unsecured forward start revolving credit agreement and Secured Loan Facilities maturing in 2020 and 2023 as "Liabilities Subject to Compromise" in our consolidated balance sheet as of December 31, 2013 and ceased accruing interest.

          Interest expense was $232,491 in 2014 compared with $350 in 2013, primarily as a result of our Equity Plan, which provided for the payment of contractual post-petition interest from the Petition Date through the effective date of the Equity Plan for claims entitled to post-petition interest. Interest expense in 2014 reflects interest expense of $92,220 and $32,367 associated with our reinstated Unsecured Senior Notes and the Exit Financing Facilities, respectively. The balance of interest expense recognized during the current year represents contractual post-petition interest on allowed claims associated with our pre-reorganized OSG loan agreements (excluding reinstated Unsecured Senior Notes) and certain rejected executory contracts. Therefore interest expense for the year ended December 31, 2014 is not indicative of the expense that will be recognized in future years.

          Interest expense was $350 in 2013 compared with $93,421 in 2012, primarily as a result of the commencement of the Chapter 11 Cases. Interest expense of $69,281, including $2,247 relating to the amortization of debt discounts and deferred financing costs, which would have been incurred had our indebtedness not been reclassified to liabilities subject to compromise, was not recorded for the year ended December 31, 2013.

Income Tax Expense

          The effective tax rates for the years ended December 31, 2014, 2013 and 2012 were 43.0%, 2.3% and 0.3%, respectively. Our effective tax rates are affected by recurring items, such as tax rates in foreign jurisdictions and the relative amounts of income earned in those jurisdictions, permanent differences (and their relative amount versus income) and discrete items that may occur in one year but are not consistent from year to year.

          For the year ended December 31, 2014, our effective tax rate increased by approximately 40% compared with the prior year, primarily as a result of the mix of domestic versus foreign income as well as a result of the impact of an increase in nondeductible reorganization costs and payments made by OSG in its capacity as guarantor for which a tax benefit is not being recognized, and an increase in interest expense related to the IRS exam settlement, offset in part by a reversal of the deferred tax liability on the investment in OIN (described in the paragraphs below) and release of uncertain tax positions upon settlement of the IRS examination.

          On February 11, 2013, the IRS filed its original claim with the Bankruptcy Court seeking taxes and interest. In 2014, as part of the confirmation of the Equity Plan, the 2004 through 2012 tax years were settled and a payment (including post-petition interest) of $270,465 was made to the IRS.

          During the year ended December 31, 2014, we repaid the Unsecured Revolving Credit Facility, for which OIN was liable on a joint and several basis. As a result, because OIN was no longer liable on a joint and several basis for the year ended December 31, 2014, we released its deferred tax liability for undistributed earnings of its foreign subsidiaries attributable to the excess Unsecured Revolving Credit Facility over the cumulative potential deemed dividends arising from the drawdowns by OSG under such facility, and recorded an income tax benefit of $55,602. As of December 31, 2014, our tax basis in our investment in OIN exceeds the book basis of such investment and we have therefore not recorded any deferred tax asset for the unremitted earnings of our foreign subsidiaries.

          We currently plan to treat certain payments made in the amount of $477,835 by OSG in connection with our emergence from bankruptcy in August 2014 as having been made in its capacity as guarantor of the obligation of subsidiaries of OIN arising under certain loan agreements and deductible for U.S. income tax purposes. In connection with these payments, we have established an unrecognized tax benefit equal to the full amount of the benefits. We have submitted an application with the IRS for a pre-filing agreement regarding the deductibility of the payments. We expect to receive a decision within the next 12 months and, as such, the amount of unrecognized tax benefits associated with the position may change significantly. If the IRS accepts our position, we would record deferred tax assets related to the tax effect of an increase in net operating loss carryforwards of up to $438,363 and a decrease in our tax basis in foreign subsidiaries of up to $477,835, both depending on the final determination by the IRS of the allowed amount of payments as guarantor.

          During 2014, expenses recognized as (i) payments as guarantor, (ii) interest expense, including post-petition interest covering the period from November 14, 2012 through August 5, 2014 and (iii) other bankruptcy related items contributed significantly to the loss from domestic operations in the amount of $722,646 reflected in the components of loss table included in Note 13, "Taxes," to our consolidated financial statements included elsewhere in this prospectus. These expenses offset the positive operating results of the U.S. Flag fleet.

          For the year ended December 31, 2013, our effective tax rate increased by approximately 2% compared with 2012 primarily as a result of an increase in nondeductible reorganization costs and deemed repatriations by foreign subsidiaries, partially offset by a reduction in interest on uncertain tax positions.

EBITDA and Adjusted EBITDA

          We use certain non-GAAP financial measures including EBITDA and Adjusted EBITDA that differ from financial measures calculated in accordance with GAAP. EBITDA represents net (loss)/income before interest expense, income taxes and depreciation and amortization expense. Adjusted EBITDA consists of EBITDA adjusted for the impact of certain items that we do not consider indicative of our ongoing operating performance. We use EBITDA and Adjusted EBITDA in our internal evaluation of operating effectiveness and decisions regarding the allocation of resources. EBITDA and Adjusted EBITDA are presented to provide investors with meaningful additional information that management uses to monitor ongoing operating results and evaluate trends over comparative periods. EBITDA and Adjusted EBITDA do not represent, and should not be a substitute for, net (loss)/income or cash flows from operations as determined in accordance with GAAP. EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of the limitations are:

  •
  EBITDA and Adjusted EBITDA do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

  •
  EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs; and

  •
  EBITDA and Adjusted EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt.

          While EBITDA and Adjusted EBITDA are frequently used as measures of operating results and performance, it is not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation. The following table reconciles net (loss)/income, as reflected in the consolidated statements of operations set forth in our consolidated financial statements included elsewhere in this prospectus, to EBITDA and Adjusted EBITDA, respectively:

	For the year ended December 31,			For the three months ended March 31,
	2014	2013	2012	2015	2014
Net (loss)/income	$(152,273)	$(638,230)	$(480,114)	$42,901	$12,550
Income tax (benefit)/provision	(114,808)	(14,745)	(1,481)	2,660	1,329
Interest expense	232,491	350	93,421	28,569	123
Depreciation and amortization	151,758	176,276	201,284	37,119	37,945

EBITDA	117,168	(476,349)	(186,890)	111,249	51,947
Technical management transition costs	3,427	—	—	40	194
Severance and relocation costs	17,020	3,097	3,163	5	6,683
Goodwill and other intangibles impairment charge	—	16,214	—	—	—
(Gain)/loss on disposal of vessels, including impairments	(10,532)	365,257	271,359	(1,073)	(1,477)
Reorganization Items, net	171,473	327,170	41,113	3,487	29,256

Adjusted EBITDA	$298,556	$235,389	$128,745 (a)	$113,708	$86,603

(a)
Includes $40,400 recognized in shipping revenues during 2012 in relation to the termination, settlement and replacement agreement with Sunoco discussed in "—Results from Vessel Operations—U.S. Flag."

Effects of Inflation

          We do not believe that inflation has had or is likely, in the foreseeable future, to have a significant impact on vessel operating expenses, drydocking expenses and general and administrative expenses.

Liquidity and Sources of Capital

          Working capital at March 31, 2015 was approximately $613,000 compared with $598,000 at December 31, 2014. Current assets are highly liquid, consisting principally of cash, interest-bearing deposits and receivables. The positive working capital position at December 31, 2014 reflects our emergence from bankruptcy with sufficient cash to settle allowed claims and fund ongoing working capital cash needs.

          As of March 31, 2015, we had $477,321 of cash and cash equivalents and $118,010 of restricted cash. Management has designated cash reserves of $40,011 as of March 31, 2015 to be utilized within the next twelve months for the settlement of certain unsecured claims, including disputed unsecured claims, and other bankruptcy related costs related to our recent emergence from bankruptcy. Such restricted cash reserves will be subject to adjustment based upon the settlement of claims and other bankruptcy related costs and changes in estimates of future funding requirements. Additionally, restricted cash as of March 31, 2015 includes approximately $77,999 of legally restricted cash relating to the OIN Term Loan. The OIN Facilities were amended on June 3, 2015. Following that amendment, the $77,999 of cash that was legally restricted as of March 31, 2015 is no longer restricted. Pursuant to the amendment to the OIN Facilities dated as of June 3, 2015 (described further below), the OIN Facilities require net cash proceeds from all asset sales to be reinvested within twelve months of such sale or be used to prepay the principal balance on the outstanding loans under the Exit Financing Facilities, provided that OIN is permitted to retain (i) net cash proceeds up to $5,000 for each fiscal year and (ii) net cash proceeds up to $78,000 from sales of certain assets that occurred prior to June 3, 2015.

          Approximately 54% of cash on hand, including restricted cash, at March 31, 2015 is held by our foreign subsidiaries.

          Net cash provided by operating activities in the three months ended March 31, 2015 was $66,414, which is not necessarily indicative of the cash to be provided by operating activities for the year ending December 31, 2015.

          Our current sources of funds are operating cash flows, proceeds from issuances of equity securities, borrowings under our Exit Financing Facilities, additional borrowings as permitted under the Exit Financing Facilities and the opportunistic sales of our vessels. In the past we have also obtained funds from the issuance of long-term debt securities. We or our subsidiaries may in the future complete similar transactions consistent with achieving the objectives of our business plan. Our current uses of funds are to fund working capital requirements, maintain the quality of our vessels, comply with U.S. and international shipping standards and environmental laws and regulations and repay our outstanding loan facilities.

          On the Effective Date, to support the Equity Plan, OSG and certain of its subsidiaries entered into secured debt facilities, which were subsequently amended on June 3, 2015, consisting of: (i) a secured asset-based revolving loan facility of $75,000, among OSG, OBS, certain OBS subsidiaries, Wells Fargo Bank, National Association ("Wells Fargo"), as administrative agent, and the other lenders party thereto, (as amended, the "OBS ABL Facility") secured by a first lien on substantially all of the U.S. Flag assets of OBS and its subsidiaries and a second lien on certain other specified U.S. Flag assets; (ii) a secured term loan of $603,000, among OSG, OBS, certain OBS subsidiaries, Jefferies Finance LLC ("Jefferies"), as administrative agent, and other lenders party thereto (as amended, the "OBS Term Loan" and, together with the OBS ABL Facility, the "OBS Facilities"), secured by a first lien on certain specified U.S. Flag assets of OBS and its subsidiaries and a second lien on substantially all of the other U.S. Flag assets of OBS and its subsidiaries; and (iii) a secured term loan facility of $628,375 (as amended, the "OIN Term Loan") and a revolving loan facility of $50,000 (as amended, the "OIN Revolver Facility" and, together with the OIN Term Loan, the "OIN Facilities" and, collectively with the OBS Facilities, the "Exit Financing Facilities"), among OSG, OIN, OIN Delaware LLC (the sole member of which is OIN) certain OIN subsidiaries, Jefferies, as administrative agent, and other lenders party thereto, both secured by a first lien on substantially all of the International Flag assets of OIN and its subsidiaries. The OBS Term Loan and OIN Facilities require that excess cash flow (as that term is defined in the respective loan agreements) be used to prepay outstanding principal balance of such loans, commencing, in the case of the OBS Term Loan, with the annual period beginning January 1, 2015 and, in the case of the OIN Facilities, with the six-month period beginning July 1, 2015, and annual periods thereafter. To the extent permitted under the terms of the OBS Term Loan and OIN Term Loan Exit Financing Facilities we may also use cash generated by operations to finance capital expenditures to modernize and grow our fleet. Historically, we had also used funds to pay dividends and to repurchase our common stock from time to time. We have not declared any dividends since the third quarter of 2011. Our ability to pay cash dividends is restricted under both the OBS Term Loan and OIN Term Loan Exit Financing Facilities. We do not currently intend to resume the payment of cash dividends on our common stock in the foreseeable future. Furthermore, our ability to pay cash dividends is also restricted by the amount of consolidated retained earnings which represents undistributed earnings of 50% or less owned investments accounted for by the equity method of approximately $74,100 as of December 31, 2014. Future cash dividends, if any, will be at the discretion of the Board of Directors and will depend upon, among other things, our future operations and earnings, capital requirements, general financial condition, contractual restrictions and such other factors as our Board of Directors may deem relevant.

          The amendment to the OIN Facilities, dated as of June 3, 2015 among other things, provides for the following, subject to certain conditions described therein: (i) it permits OIN to pay a cash dividend of up to $200,000 to OSG no later than June 30, 2015; (ii) as described above, it permits OIN to retain net cash proceeds up to $78,000 from the sales of certain assets that occurred prior to June 3, 2015; and (iii) it alters the periods during which excess cash flow (as that term is defined in the loan agreement for the OIN Facilities) must be used to prepay the outstanding principal balance of the OIN Facilities, from an annual period beginning January 1, 2015 to a six-month period beginning July 1, 2015 and annual periods thereafter.

Impact of Exit Financing Facilities and Equity Issuance on Liquidity

          Upon our emergence from bankruptcy, we closed on the Exit Financing Facilities and drew down the full amount available under the secured term loans of $1,231,375 and received proceeds net of issuance and deferred financing costs of $1,176,664. We combined such funds with $1,510,000 of proceeds of equity issuances under the Rights Offering and Equity Commitment Agreement (net of a 5% underwriting commission paid in shares of Class A common stock and warrants) and cash and cash equivalents on hand to make payments relating to the Chapter 11 Cases.

          The OBS Term Loan and the OIN Term Loan amortize in equal quarterly installments in aggregate annual amounts equal to 1% of the original principal amount of the loans, adjusted for mandatory pre-payments. The OBS Term Loan and the OIN Facilities are subject to additional mandatory annual prepayments in an aggregate principal amount of up to 50% of excess cash flow, as discussed above.

          The OBS Term Loan and the OIN Term Loan mature on August 5, 2019 and the OBS ABL Facility and the OIN Revolver Facility mature on February 5, 2019. The maturity dates for the Exit Financing Facilities are subject to acceleration upon the occurrence of certain events, including a change in control event or other events of default as defined in the respective loan agreements.

          The OIN Revolver Facility has a covenant to maintain the aggregate fair market value of the collateral vessels at greater than or equal to $500,000 at the end of the each fiscal quarter; none of the other Exit Financing Facilities have financial covenants. We were in compliance with this covenant at both March 31, 2015 and December 31, 2014. Each Exit Financing Facility contains certain restrictions relating to new borrowings and, the movement of funds between the borrowers thereunder and OSG, as set forth in the respective loan agreements. Furthermore, drawdowns under the OBS ABL Facility borrowings are limited based upon the available borrowing base, as defined in the loan agreement.

          We have remaining unused credit availability under the OBS ABL Facility of $75,000 and under the OIN Revolver Facility of $50,000. The OBS Term Loan provides that OBS may request an increase of the term loan commitment by an amount which may not exceed the greater of (i) $75,000 and (ii) an additional amount, if, after giving effect to the increase of such additional amount on a pro forma basis, OBS is in compliance with a stated ratio for the test period most recently ended for which financial statements have been delivered to the administrative agent under the OBS Term Loan, provided that, among other terms and conditions, (a) no default under the OBS ABL Term Loan shall have occurred and be continuing or would occur after giving effect to such commitment increase and (b) immediately after giving effect to such increase, OBS shall be in compliance with a loan to value requirement. However, no individual lender under the OBS ABL Term Loan is obligated to increase the amount of their loan commitment thereunder.

          The OBS ABL Facility provides that OBS may request an increase of the revolving term loan commitments by up to $25,000, provided that among other terms and conditions, (a) no default under the OBS ABL Facility shall have occurred and be continuing or would occur after giving effect to such commitment increase and (b) immediately before and after giving effect to such increase, suppressed availability may not be less than $10,000. However, no individual lender under the OBS ABL Facility is obligated to increase the amount of their loan commitment thereunder.

          The OIN Facilities provide that the borrowers thereunder may request an increase of the term loan and revolving loan commitments by an amount which may not exceed, collectively, the greater of (i) $75,000 and (ii) an additional amount, if, after giving effect to the increase of such additional amount, on a pro forma basis, OIN is in compliance with a stated ratio for the test period most recently ended for which financial statements have been delivered to the administrative agent, provided that among other terms and conditions, (a) no default under the OIN Facilities shall have occurred and be continuing or would occur after giving effect to such commitment increase and (b) immediately after giving effect to such increase, OIN shall be in compliance with a loan to value requirement. However, no lender under the OIN Facilities is obligated to increase the amount of their loan commitment thereunder, and the borrowers thereunder may not obtain more than a $25,000 increase in the revolving loan commitments.

Reinstated Debt

          As discussed above, pursuant to the Equity Plan, the allowed claims under our pre-petition debt facilities — the Unsecured Revolving Credit Facility, the Unsecured Senior Notes and Secured Loan Facilities — were paid in full upon our emergence from bankruptcy. We have the following separate series of reinstated unsecured notes outstanding as of December 31, 2014:

          8.125% Notes (the "8.125% Notes") — These notes were issued on March 29, 2010 and consist of $300,000 in face value, which are due on March 30, 2018. As of the Effective Date, the

8.125% Notes were reinstated. The 8.125% Notes (i) are our general, unsecured obligations and rank equally and ratably in right of payment with our existing and future unsecured senior indebtedness; (ii) may not be redeemed prior to their respective maturity dates; (iii) are subject to repurchase upon certain changes of ownership or control (as further described below); (iv) are subject to certain covenants and limitations, including that we may not, directly or indirectly, incur, assume or suffer to exist any mortgage on or with respect to any property or assets, now owned or hereafter acquired, to secure any present or future designated debt without making effective provision for securing the notes in certain circumstances; and (v) restrict our ability to merge or consolidate with another person. Upon a change of control triggering event, which requires both a "change of control" and a rating decline, we would be obligated to make an offer to purchase all outstanding 8.125% Notes at a redemption price of 101% of the principal amount thereof plus accrued and unpaid interest thereon to the date of purchase. Additionally, upon certain events of default, the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding 8.125% Notes may declare the entire unpaid principal of and accrued interest on the 8.125% Notes to be due and payable immediately.

          7.5% Notes (the "7.5% Notes") — These notes were issued on March 7, 2003 and consisted of $146,000 in face value, which were due on February 15, 2024. The Equity Plan provided for either a reinstatement of the 7.5% Notes and a cash payment equal to unpaid and overdue interest or an alternative distribution of new notes (either the Election 1 Notes or the Election 2 Notes) and cash payments, as discussed in Note 2, "Chapter 11 Filing and Emergence from Bankruptcy," to our consolidated financial statements included elsewhere in this prospectus.

          The Election 1 Notes have substantially the same terms as the 2024 7.5% Notes, other than the maturity date. The Election 2 Notes have substantially the same terms as the 2024 7.5% Notes, other than the (i) the maturity date and (ii) definitions and provisions related to a holder's right to require us to repurchase such holder's Election 2 Notes upon the occurrence of certain changes in the ownership or control of OSG. Under the Third Supplemental Indenture, such right is triggered only upon the occurrence of both, a change of control and a rating decline. Both the Election 1 Notes and the Election 2 Notes (i) accrue interest at the rate of 7.50% per annum from August 5, 2014, payable on February 15 and August 15 of each year, beginning on February 15, 2015, to holders of record on the immediately preceding February 1 and August 1; (ii) mature on February 15, 2021; (iii) are our general, unsecured obligations and rank equally and ratably in right of payment with our existing and future unsecured senior indebtedness; (iv) may not be redeemed prior to their respective maturity dates; (v) are subject to repurchase upon certain changes of ownership or control (the provisions, of which, as noted above, are different between the two series of notes); (vi) are subject to certain covenants and limitations, including that we may not, directly or indirectly, incur, assume or suffer to exist any mortgage on or with respect to any property or assets, now owned or hereafter acquired, to secure any present or future designated debt without making effective provision for securing the notes in certain circumstances; and (vii) restrict our ability to merge or consolidate with another person.

          Our credit was not rated by Moody's Investors Service or Standard & Poor's Rating Services during the bankruptcy period. However, ratings were assigned to our post-emergence long-term debt between June 2014 and August 2014 when we emerged from bankruptcy. In August 2014, Moody's Investors Service assigned Caa1 ratings to our reinstated Unsecured Senior Notes and affirmed our long-term corporate credit rating of B2 and a credit rating of B1 on the OBS Term Loan and Ba2 on the OIN Term Loan. Moody's also indicated a ratings outlook of stable. Also, in August 2014, Standard & Poor's assigned a B long-term corporate credit rating with a ratings outlook of stable. With respect to our outstanding debt, Standard & Poor's assigned a B/4 rating to our reinstated Unsecured Senior Notes and a BB-/1 rating to our Exit Financing Facilities. The ratings do not impact any of the existing covenants contained in our debt agreements, which do not contain ratings triggers that would increase interest rates, nor do they increase our current cost of funds, but if a downgrade were to occur, it could increase the cost of future borrowings we may seek to negotiate.

          For additional information relating to the Rights Offering, the Equity Commitment Agreement, the Exit Financing Facilities and our historical debt facilities discussed above, see Note 2, "Chapter 11 Filing and Emergence from Bankruptcy," Note 10, "Debt," and Note 14, "Capital Stock and Stock Compensation," to our consolidated financial statements included elsewhere in this prospectus.

Outlook

          We believe the actions we have taken to improve our liquidity position including (i) deleveraging our balance sheet by using cash on hand and proceeds from drawdowns on our Exit Financing Facilities and issuance of equity under the Rights Offering and Equity Commitment Agreement to settle our allowed pre-petition debt and other claim liabilities, (ii) exiting the full service International Crude Tankers lightering business, (iii) selling certain of our older vessels (specifically two International Flag Aframaxes, which had been employed in lightering operations, two VLCCs and one Panamax, all of which operated in our International Crude Tankers segment), (iv) completing our newbuild program with the delivery of the Overseas Shenandoah in July 2014 and (v) reducing our overhead costs through the outsourcing of the technical and commercial management of our International Flag conventional fleet, have positioned us to generate sufficient cash to support our operations over the next twelve months as well as increasing our flexibility to actively pursue fleet renewal or growth opportunities that may arise within the diverse sectors in which we operate.

Cost Associated with Exit or Disposal Activities

          As noted under "—Results from Vessel Operations," and discussed in further detail in "Business—Fleet—Technical Management," on January 13, 2014, we announced the outsourcing of certain management services for vessels in our International Flag conventional fleet to V.Ships. Charges relating to the employee transition and termination benefits and similar transition and termination costs ("Outsourcing RIF") and set-up, wind-down and transitions costs ("Transition Costs") are included separately in the consolidated statement of operations. Outsourcing RIF severance costs of $17,020 incurred for the year ended December 31, 2014 included $3,428 and $7,651 relating to the International Crude Tankers and International Product Carriers business segments, respectively, with the balance relating to corporate offices. Management does not expect to incur any significant Outsourcing RIF costs in 2015. Transition Costs of $3,427 incurred for the year ended December 31, 2014 included $1,672 and $1,260 relating to the International Crude Tankers and International Product Carriers business segments, respectively, with the balance relating to corporate offices. Management does not expect to incur significant additional costs relating to winding down activities of our foreign office locations in 2015.

Carrying Value of Vessels

          Fifty-three of our owned vessels are pledged as collateral under the Exit Financing Facilities. The following table presents information with respect to the carrying amount of our vessels by type and indicates whether their estimated market values are below their carrying values as of December 31, 2014. The carrying value of each of our vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold. Our estimates of market values for our International Flag vessels assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without notations of any kind. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that we could achieve if we were to sell any of the vessels. We would not record a loss for any of the vessels for which the fair market value is below its carrying value unless and until we either determine to sell the vessel for a loss or determine that the vessel is impaired as discussed below in "—Critical Accounting Policies—Vessel Impairment." We believe that the future undiscounted cash flows expected to be earned over the estimated remaining useful lives for those vessels that have experienced declines in market values below their carrying values would exceed such vessels' carrying values, after taking into consideration the impairment charges of $365,976 recorded as of December 31, 2013 and $278,345 recorded as of December 31, 2012.

          We believe that the availability, quality and reliability of fair market valuations of U.S. Flag vessels are limited given the fact that the U.S. Flag market is relatively small and illiquid with very limited second hand sales and purchases activity from which to benchmark vessel values. The valuations below were obtained from third-party vessel valuation specialists approved under the Exit Financing Facilities.

          Footnotes to the following table exclude those vessels with an estimated market value in excess of their carrying value.

As of December 31, 2014

Vessel Type	Average Vessel Age (weighted by dwt)	Number of Owned Vessels	Carrying Value
International Crude Tankers
VLCCs (includes ULCC)	10.1	9	$494,604
Aframaxes	9.6	7	202,928
Panamaxes	12.3	8	121,518

Total International Crude Tankers(1)	10.3	24	819,050

International Product Carriers
LR2	0.4	1	72,490
Panamax	6.1	4	156,953
Handysize	9.8	14	258,049

Total International Product Carriers(2)	7.7	19	487,492

Total U.S. Flag	7.4	14	$894,034

(1)
As of December 31, 2014, the International Flag Crude Tankers segment includes vessels with an aggregate carrying value of $399,529, which we believe exceeds their aggregate market value of approximately $343,167 by $56,362.

(2)
As of December 31, 2014, the International Flag Products Carriers segment includes vessels with an aggregate carrying value of $303,182, which we believe exceeds their aggregate market value of approximately $223,000 by $80,182. The International Flag product carriers segment includes four Handysize product carriers which were tested for impairment as of December 31, 2014, as further described below in "—Critical Accounting Policies—Vessel Impairment."

Off-Balance Sheet Arrangements

          We guarantee debt and other obligations of certain of our equity method investees. The debt and other obligations are primarily due to banks in connection with financing the purchase and conversion of vessels and equipment used in the joint venture operations. As of March 31, 2015, the affiliated companies in which we held an equity interest had total bank debt outstanding of $831,944, of which $706,348 was nonrecourse to us.

          As of March 31, 2015, the maximum potential amount of future principal payments (undiscounted) that we could be required to make relating to equity method investees secured bank debt and interest rate swap obligations was $69,125 and the carrying amount of the liability related to this guarantee was $0. See Note 8, "Equity Method Investments," to our condensed consolidated financial statements and Note 7, "Equity Method Investments," to our consolidated financial statements included elsewhere in this prospectus for additional information.

Aggregate Contractual Obligations

          A summary of our long-term contractual obligations as of December 31, 2014 follows:

	2015	2016	2017	2018	2019	Beyond 2019	Total
Long-term debt(1)
Unsecured Senior Notes — fixed rate	$35,325	$35,325	$35,325	$323,138	$10,950	$162,601	$602,664
OBS Term Loan — floating rate	37,895	37,660	37,253	36,932	598,756	—	748,496
OIN Term Loan — floating rate	42,652	42,384	41,919	41,553	626,224	—	794,732
Operating lease obligations(2)
Bareboat charter-ins	97,817	99,038	98,219	93,200	111,819	39,278	539,371
Time charter-ins	24,581	1,045	—	—	—	—	25,626
Office space	1,890	1,059	523	314	—	—	3,786

Total	$240,160	$216,511	$213,239	$495,137	$1,347,749	$201,879	$2,714,675

(1)
Amounts shown include contractual interest obligations. Interest obligations on fixed rate debt of $446,000 as of December 31, 2014 range from 7.5% to 8.125%. The interest obligations for floating rate debt have been estimated based on the aggregate LIBOR floor rate of 1% and applicable margins for the OBS Term Loan and the OIN Term Loan of 5.25% and 5.75%, respectively. Amounts shown for the OBS Term Loan and OIN Term Loan exclude any estimated repayments as a result of excess cash flows.

(2)
As of December 31, 2014, we had charter-in commitments for 18 vessels on leases that are accounted for as operating leases. Certain of these leases provide us with various renewal and purchase options. The future minimum commitments for time charters-in have been reduced to reflect estimated days that the vessels will not be available for employment due to drydock.

          An update for our long-term contractual obligations, excluding operating lease obligations for office space, as of March 31, 2015 follows:

	Balance of 2015	2016	2017	2018	2019	Beyond 2019	Total
Long-term debt(1)
Unsecured Senior Notes — fixed rate	$17,663	$35,325	$35,325	$323,138	$10,950	$162,501	$584,902
OBS Term Loan — floating rate	28,326	68,727	35,283	34,962	560,283	—	727,581
OIN Term Loan — floating rate	31,880	59,157	40,578	40,212	602,221	—	774,048
Operating lease obligations(2)
Bareboat charter-ins	74,145	99,038	98,219	93,200	111,819	50,300	526,721
Time charter-ins	17,584	1,004	—	—	—	—	18,588

Total	$169,598	$263,251	$209,405	$491,512	$1,285,273	$212,801	$2,631,840

(1)
Amounts shown include contractual interest obligations. Interest obligations on fixed rate debt of $445,900 as of March 31, 2015 range from 7.5% to 8.125%. The interest rate obligations of floating rate debt have been estimated based on the aggregate LIBOR floor rate of 1% and applicable margins for the OBS Term Loan and the OIN Term Loan of 5.25% and 5.75%, respectively. Amounts shown for the OBS Term Loan and OIN Term Loan for 2016 include estimated mandatory prepayments of $37,000 and $23,000, respectively, as a result of estimated excess cash flows for the year ended December 31, 2015. Amounts shown for the OBS Term Loan and OIN Term Loan for years subsequent to 2016 exclude any estimated repayment as a result of excess cash flows.

(2)
As of March 31, 2015, we had charter-in commitments for 17 vessels on leases that are accounted for as operating leases. Certain of these leases provide us with various renewal and purchase options. The future minimum commitments for time charters-in have been reduced to reflect estimated days that the vessels will not be available for employment due to drydock.

          In addition to the above long-term contractual obligations, we have certain obligations for our domestic shore-based employees as of December 31, 2014, related to pension and other post-retirement benefit plans as follows:

	2015	2016	2017	2018	2019
Defined benefit pension plan contributions(1)	$—	$—	$312	$491	$940
Postretirement health care plan obligations(2)	189	194	207	214	209

(1)
Represents estimated contributions under the Maritrans Inc. defined benefit retirement plan.

(2)
Amounts are estimated based on the 2014 post-retirement healthcare costs incurred and taking the assumed health care cost trend rate for 2015 to 2019 into consideration. See Note 17, "Pension and Other Postretirement Benefit Plans," to our consolidated financial statements included elsewhere in this prospectus. Because of the subjective nature of the assumptions made, actual premiums paid in future years may differ significantly from the estimated amounts.

Risk Management

Interest Rate Risk

          We are exposed to market risk from changes in interest rates, which could impact our results of operations and financial condition. We manage this exposure to market risk through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We manage our ratio of fixed-to-floating rate debt with the objective of achieving a mix that reflects management's interest rate outlook at various times. To manage this mix in a cost-effective manner, we, from time-to-time, enter into interest rate swap or cap agreements, in which we agree to exchange various combinations of fixed and variable interest rates based on agreed upon notional amounts or to receive payments if floating interest rates rise above a specified cap rate. We use such derivative financial instruments as risk management tools and not for speculative or trading purposes. In addition, derivative financial instruments are entered into with a diversified group of major financial institutions in order to manage exposure to nonperformance on such instruments by the counterparties.

          At March 31, 2015, OBS and OIN were party to two separate interest rate cap agreements ("Interest Rate Cap") each with a start date of February 15, 2015 with major financial institutions covering notional amounts of $375,000 and $400,000, respectively, to limit the floating interest rate exposure associated with their respective term loans. These agreements contain no leverage features. The OBS Interest Rate Cap has a cap rate of 2.5% through February 5, 2017, at which time the cap rate increases to 3.0% through the termination date of February 5, 2018. The OIN Interest Rate Cap has a cap rate of 2.5% through the termination date of February 5, 2017.

          The filing of the bankruptcy constituted an event of default under the interest rate swap agreements to which we were a party as of the Petition Date. As such, the outstanding obligations under said agreements were reclassified to "Liabilities Subject to Compromise" on the consolidated balance sheets as of December 31, 2013 and 2012. Therefore, tabular disclosure with respect to derivative financial instruments and other financial instruments that are sensitive to changes in interest rates has been omitted for the 2013 and 2012 periods in "—Interest Rate Sensitivity."

Currency and Exchange Rate Risk

          The shipping industry's functional currency is the U.S. dollar. All of our revenues and most of our operating costs are in U.S. dollars. We incur certain operating expenses, such as vessel and general and administrative expenses, in currencies other than the U.S. dollar, but the foreign exchange risk associated with these operating expenses is immaterial. If foreign exchange risk becomes material in the future, we may seek to reduce our exposure to fluctuations in foreign exchange rates through the use of short-term currency forward contracts and through the purchase of bulk quantities of currencies at rates that management considers favorable. For contracts which qualify as cash flow hedges for accounting purposes, hedge effectiveness would be assessed based on changes in foreign exchange spot rates with the change in fair value of the effective portions being recorded in accumulated other comprehensive loss.

Fuel Price Volatility Risk

          Prior to the commencement of the Chapter 11 Cases, we managed our exposure to future increases in fuel prices in the normal course of our International Crude Tankers lightering business, which included a number of fixed rate COAs, by entering into standalone bunker swaps. In September 2012, we closed out our positions in the three open swap contracts by entering into swap contracts to sell equal volumes of bunkers to a counterparty. Our exit from our full-service International Crude Tankers lightering business in September 2014 coupled with the outsourcing of our International Flag conventional tanker fleet and the predominant deployment of the U.S. Flag fleet on time charter agreements currently limits our direct exposure to fluctuations in fuel prices as a component of voyage expenses.

Interest Rate Sensitivity

          The following table presents information about our financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents the principal cash flows and related weighted average interest rates by expected maturity dates of our debt obligations.

Principal (Notional) Amount by Expected Maturity and Average Interest (Swap) Rate

At December 31, 2014	2015	2016	2017	2018	2019	Beyond 2019	Total	Fair Value at Dec. 31, 2014
Liabilities
Long-term debt(1)
Fixed rate	$—	$—	$—	$300.0	$—	$146.0	$446.0	$432.2
Average interest rate	—	—	—	8.125%	—	7.50%
Variable rate	$12.3	$12.3	$12.3	$12.3	$1,176.0	$—	$1,225.2	$1,208.8
Average spread over LIBOR	5.58%	5.58%	5.58%	5.58%	5.58%	0.00%

(1)
Includes current portion.

          As of March 31, 2015, we had two secured term loans (the OBS Term Loan and the OIN Term Loan) and two revolving credit facilities (the OBS ABL Facility and the OIN Revolver Facility) under which borrowings bear interest at a rate based on LIBOR, plus the applicable margin, as stated in the respective loan agreements. There were no amounts outstanding under either the OBS ABL Facility or the OIN Revolver Facility as of March 31, 2015 and December 31, 2014.

Critical Accounting Policies

          We prepare consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on the best assumptions, judgments, and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application. For a description of all of our material accounting policies, see Note 3, "Summary of Significant Accounting Policies," to our consolidated financial statements included elsewhere in this prospectus.

Revenue Recognition

          We generate a majority of our revenue from voyage charters, including vessels in commercial pools that predominantly perform voyage charters. Within the shipping industry, there are two methods used to account for voyage charter revenue: (1) ratably over the estimated length of each voyage and (2) completed voyage. The recognition of voyage revenues ratably over the estimated length of each voyage is the most prevalent method of accounting for voyage revenues in the shipping industry and the method that we use. Under each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In applying its revenue recognition method, management believes that the discharge-to-discharge basis of calculating voyages more accurately estimates voyage results than the load-to-load basis. Since, at the time of discharge, management generally knows the next load port and expected discharge port, the discharge-to-discharge calculation of voyage revenues can be estimated with a greater degree of accuracy. We do not begin recognizing voyage revenue until a charter has been agreed to by both the customer and us, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage, because it is at this time the charter rate is determinable for the specified load and discharge ports and collectability is reasonably assured.

          Revenues from time charters and bareboat charters are accounted for as operating leases and are thus recognized ratably over the rental periods of such charters, as service is performed. We do not recognize time charter revenues during periods that vessels are off hire.

          For our vessels operating in commercial pools, revenues and voyage expenses are pooled and allocated to each commercial pool's participants on a TCE basis in accordance with an agreed-upon formula. The formulas in the commercial pool agreements for allocating gross shipping revenues net of voyage expenses are based on points allocated to participants' vessels based on cargo carrying capacity and other technical characteristics, such as speed and fuel consumption. The selection of charterers, negotiation of rates and collection of related receivables and the payment of voyage expenses are the responsibility of the commercial pools. The commercial pools may enter into contracts that earn either voyage charter revenue or time charter revenue. Each of the commercial pools follows the same revenue recognition principles, as applied by us, in determining shipping revenues and voyage expenses, including recognizing revenue only after a charter has been agreed to by both the commercial pool and the customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

          For the commercial pools in which we participate, management monitors, among other things, the relative proportion of our vessels operating in each of the commercial pools to the total number of vessels in each of the respective commercial pools, and assesses whether or not our participation interest in each of the commercial pools is sufficiently significant so as to determine that we have effective control of the commercial pool. Management determined that as of June 30, 2013, we had effective control of one of the commercial pools in which we participated. Such commercial pool was not a legal entity but operated under a contractual agreement. Therefore, effective July 1, 2013 through June 30, 2014, when our participation in this commercial pool ended, we allocated TCE revenues for such commercial pool were reported on a gross basis as voyage charter revenues and voyage expenses in the consolidated statement of operations. The impact of this method of presenting earnings for this commercial pool was an increase in both voyage charter revenues and voyage expenses of $40,454 and $70,817 for the years ended December 31, 2014 and 2013, respectively.

Vessel Lives and Salvage Values

          The carrying value of each of our vessels represents our original cost at the time it was delivered or purchased less depreciation calculated using an estimated useful life of 25 years (except for FSO service vessels and new ATBs, for which estimated useful lives of 30 years are used, and LNG Carriers, for which estimated useful lives of 35 years are used) from the date such vessel was originally delivered from the shipyard or 20 years from the date our ATBs were rebuilt. A vessel's carrying value is reduced to its new cost basis (i.e. its current fair value), if a vessel impairment charge is recorded.

          If the estimated economic lives assigned to our vessels prove to be too long because of new regulations, the continuation of weak markets, the broad imposition of age restrictions by our customers or other future events, it could result in higher depreciation expense and impairment losses in future periods related to a reduction in the useful lives of any affected vessels.

          We estimate the scrap value of all of our International Flag vessels to be $300 per lightweight ton. Our assumptions used in the determination of estimated salvage value take into account current scrap prices, which averaged over $400 per lightweight ton in the Indian subcontinent during 2014, the historic pattern of annual average scrap rates over the five years ended December 31, 2014, which ranged from $420 to $490 per lightweight ton, estimated changes in future market demand for scrap steel and estimated future demand for vessels. Scrap prices also fluctuate depending upon type of ship, bunkers on board, spares on board and delivery range. Industry publications indicate a year-over-year decline in scrapping activity in the Asian markets and the likelihood of a further decline in the near term, particularly in the Indian subcontinent where markets are under severe pressure as a result of the excess supply of housing in China, which has resulted in weaker Chinese demand for scrap steel. Other market conditions that could influence the volume and pricing of scrapping activity in 2015 and beyond include the combined impact of scheduled newbuild deliveries and charter rate expectations for vessels potentially facing age restrictions imposed by oil majors. These factors will influence owners' decisions to accelerate the disposal of older vessels, especially those with upcoming special surveys including first generation double hull vessels.

          Although management believes that the assumptions used to determine the scrap rate for our International Flag vessels are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclicality of the nature of future demand for scrap steel.

          The United States has not adopted the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships (the "Convention"). While the Convention is not in effect in the United States, the EPA and MarAd have, from time to time, required the owners of U.S. Flag vessels to make certifications regarding the presence of certain toxic substances onboard vessels that they are seeking to sell to parties who (i) are not citizens of the United States and (ii) intend to recycle the vessels after they have been purchased (the "Recycling Purchasers"). In the event that more stringent requirements are imposed upon the owners of U.S. Flag vessels seeking to sell their vessels to the Recycling Purchasers, such requirements could (i) negatively impact the sales prices obtainable from the Recycling Purchasers or (ii) require companies, including us, to incur additional costs in order to sell their U.S. Flag vessels to the Recycling Purchasers or to other foreign buyers intending to use such vessels for further trading. Management currently believes that $300 per lightweight ton is a reasonable estimate of recycling prices for our U.S. Flag vessels.

Vessel Impairment

          The carrying values of our vessels may not represent their fair market value or the amount that could be obtained by selling the vessel at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. Management evaluates the carrying amounts of vessels held and used by us for impairment only when it determines that it will sell a vessel or when events or changes in circumstances occur that cause management to believe that future cash flows for any individual vessel will be less than its carrying value. In such instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel's carrying amount. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available.

          In developing estimates of future cash flows, we must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, drydocking requirements, residual value and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management takes into consideration rates currently in effect for existing time charters and estimated daily TCE rates for each vessel class for the unfixed days over the estimated remaining lives of each of the vessels. The estimated daily TCE rates used for unfixed days are based on a combination of (i) internally forecasted rates that are consistent with forecasts provided to our senior management and Board of Directors and (ii) the trailing 12-year historical average rates, based on quarterly average rates published by a third-party maritime research service. The internally forecasted rates are based on management's evaluation of current economic data and trends in the shipping and oil and gas industries. Management has chosen to use the published 12-year historical average rates in its current year assumptions as opposed to the 10-year historical average rates that had been used in 2013 and 2012 because it is management's belief that the 12-year period captures an even distribution of strong and weak charter rate periods, which results in the use of an average mid-cycle rate that is more in line with management's forecast of a return to stronger charter rate levels in the medium term. Management notes that this change from the use of 10-year historical average rates to 12-year historical average rates did not change the conclusion reached for the 2014 impairment evaluation discussed below. Recognizing that the transportation of crude oil and petroleum products is cyclical and subject to significant volatility based on factors beyond our control, management believes the use of estimates based on the combination of internally forecasted rates and 12-year historical average rates calculated as of the reporting date to be reasonable.

          Estimated outflows for operating expenses and drydocking requirements are based on historical and budgeted costs and are adjusted for assumed inflation. Finally, utilization is based on historical levels achieved and estimates of a residual value are consistent with the pattern of scrap rates used in management's evaluation of salvage value.

          In estimating the fair value of vessels for the purposes of step 2 of the impairment tests, we utilize a market approach by using third-party appraisals.

          The more significant factors that could impact management's assumptions regarding TCE rates include (i) loss or reduction in business from significant customers, (ii) unanticipated changes in demand for transportation of crude oil and petroleum products, (iii) changes in production of or demand for oil and petroleum products, generally or in particular regions, (iv) greater than anticipated levels of tanker newbuilding orders or lower than anticipated levels of tanker scrappings and (v) changes in rules and regulations applicable to the tanker industry, including legislation adopted by international organizations such as IMO and the E.U. or by individual countries. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate at the time they were made, such assumptions are highly subjective and likely to change, possibly materially, in the future. There can be no assurance as to how long charter rates and vessel values of International Flag vessels will remain at their current relatively low levels or whether they will improve by a significant degree. If charter rates were to remain at depressed levels, future assessments of vessel impairment would be adversely affected.

International Flag Fleet

          2014 Impairment evaluation — Management gave consideration to the following events and changes in circumstances in determining whether there were any indicators that the carrying amounts of the vessels in our International Flag fleet were not recoverable as of December 31, 2014:

  (i)
  a significant year-over-year decline in third-party valuation appraisals of four MRs securing the OIN Term Loan;

  (ii)
  the impact, if any, of management's intent to dispose of or continue to trade certain vessels during 2015; and

  (iii)
  the impact, if any, of outsourcing technical and commercial management of our International Flag conventional tanker fleet.

          Management determined that the latter two factors had no impact on the carrying value of our International Flag fleet as of December 31, 2014. However, the decline in the third-party valuation appraisals on four modern MRs, which were built between 2009 and 2011, was deemed to be an impairment indicator requiring the need to test the recoverability of the carrying value of these vessels. Based on tests performed, it was determined that the vessels will generate undiscounted cash flows in excess of their December 31, 2014 carrying values over the remainder of their useful lives.

          2013 Impairment evaluation — Management gave consideration to the following events and changes in circumstances in determining whether there were any indicators that the carrying amounts of the vessels in our International Flag fleet were not recoverable as of December 31, 2013:

  (i)
  our intentions relative to two older, non-core Aframaxes employed in lightering through 2013, specifically, management's assessment of whether or not we would drydock and continue to trade such vessels, given the then current and expected rate environment;

  (ii)
  a significant year-over-year decline in third-party valuation appraisals of three Aframaxes that were not pledged as collateral under certain secured facilities we were party to at the time and all nine older Panamaxes vessels in our International Flag fleet; and

  (iii)
  the inability to reach mutually agreeable terms on how we might refinance the term loan facilities we had with certain banks in order to retain the five VLCCs, three Aframaxes, five MRs and two LR1s securing these loans after emergence from bankruptcy protection.

          Management determined that the existence of these factors at December 31, 2013 were strong indicators of the need to test the recoverability of the carrying value of these 29 vessels. Management also considered whether or not there were additional impairment triggers for the remaining vessels in our International Flag fleet and believed there were no impairment indicators for these vessels as of December 31, 2013.

          Based on the tests performed, impairment charges totaling $365,976 were recorded on two VLCCs, two Aframaxes and two LR1s that were pledged as collateral under secured facilities, and nine Panamaxes, to write-down their carrying values to their estimated fair values at December 31, 2013. Such impairment charges included $211,491 applicable to vessels that were pledged as collateral under certain term loans to which we were party at the time.

          2012 Impairment evaluation — Management gave consideration to the following events and changes in circumstances in determining whether there were any indicators that the carrying amounts of the vessels in our International Flag fleet were not recoverable as of December 31, 2012:

  (i)
  the impact of our bankruptcy;

  (ii)
  the fact that average spot rates achieved in our International Flag segments continued to face downward pressure since the industry's cyclical downturn that began in the fourth quarter of 2008 and the likelihood that the markets existing at the time could continue in the near term and put continued pressure on second hand tanker values, which had experienced significant declines in the preceding twenty-four months; and

  (iii)
  management's then assessment on whether to drydock and continue to trade certain older or non-core vessels, given the then current and expected weak rate environment.

          Management determined that the existence of these factors at December 31, 2012 were strong indicators of the need to test the recoverability of the carrying value of all of our operating and newbuild International Crude Tankers and International Product Carriers fleet.

          Based on the tests performed, impairment charges totaling $278,345, including $608 recorded as a reduction in deferred drydock costs, were recorded on one ULCC, two VLCCs, two International Flag Aframaxes engaged in lightering in the U.S. Gulf and ten Handysize product carriers (including $94,288 applicable to five Handysize product carriers that were pledged as collateral under the certain term loans we were party to at the time) to write-down their carrying values to their estimated fair values at December 31, 2012.

U.S. Flag Fleet

          We also considered the need to test our U.S. Flag fleet for impairment as of December 31, 2014 and 2013, but did not identify events or changes in circumstances that warranted impairment testing. Factors considered included the resolution during 2012 of uncertainties concerning two recently built ATBs employed in the Delaware Bay lightering business, the overall turnaround in our U.S. Flag fleet business over the past four years and the lack of similar downward rate pressure as that seen in the international markets. Specifically, during the three years ending December 31, 2014, spot and time charter rates increased due to increasing demand for Jones Act tankers and barges resulting from the emerging trade in U.S. shale oil. In addition, since 2013, all of our U.S. Flag ATBs have been on time charter employment and all the U.S. Flag tankers continue to operate under long-term time charters, many of which have been extended at higher than the then existing daily charter rates, further evidencing the strong fundamentals in the market. Management considered the impact of the recent drop in oil prices on potential production developments in the U.S. but concluded that forecasts for increased domestic production during 2015, coupled with the mid- to long-term time charter coverage currently locked in for our U.S. Flag fleet mitigate such risks. Accordingly, management concluded that no negative events or changes in circumstances that warranted impairment testing of the U.S. Flag fleet existed at December 31, 2014 or 2013.

Goodwill and Intangible Assets

          We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Certain intangible assets, such as customer relationships, are being amortized. The allocation of purchase price to intangible assets and goodwill may significantly affect our future operating results due to the amortization of such intangible assets and potential impairment charges related to goodwill.

          Goodwill and indefinite lived assets are not amortized, but reviewed for impairment. The allocation of the purchase price of acquired companies requires management to make significant estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets and the appropriate discount rate to value these cash flows.

          We test the goodwill in our reporting units for impairment at least annually, or more frequently if impairment indicators arise, by comparing the estimated fair value of each operating segment with its net book value. We derive the fair value of each of our reporting units primarily based on discounted cash flow models. The process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment with respect to estimates of future cash flows expected to be generated and the appropriate discount rate to value these cash flows. The discounted cash flow models incorporated revenue assumptions based on actual existing contracts and historical utilization rates for vessels not under contract. The related costs and expenses were consistent with our historical levels to support revenue growth. The weighted average cost of capital reflected the risks associated with the underlying cash flows taking into consideration both the industry and general economic conditions at the time of testing.

          There is no goodwill asset on the consolidated balance sheet at December 31, 2014. The goodwill remaining on the consolidated balance sheet at December 31, 2013 prior to the interim impairment assessment was related to the lightering business in the International Crude Tankers reportable segment. The interim impairment assessment was triggered by our announcement on January 13, 2014 of our decision to exit our full service International Crude Tankers lightering business. We reduced our estimates of future cash flows from this business to reflect the consideration noted above, as well as a projected decline in the number of ship-to-ship transfers based on an exit from full service lightering. We recorded a goodwill impairment charge of $9,589 in the quarter ended December 31, 2013 to write-down our carrying value to estimated fair value.

          Similarly, the January 13, 2014 announcement referenced above also triggered the need for an impairment test of other long lived assets utilized in our full service International Crude Tankers lightering business. The full service International Crude Tankers lightering business assets were tested as a group because the cash flows relating to this business are largely independent of the cash flows of other groups of assets and liabilities. The assets of the full service International Crude Tankers lightering business include the customer relationship intangible assets, an Aframax vessel (the Overseas Eliane) and transportation equipment used to service the customers in the full service lightering business. As such, the carrying values and cash flows that were included in the impairment test are solely the assets and cash flows related to the full service lightering business. Based on the estimated cash flows used to measure the fair value of the asset group, we recorded an impairment charge of $6,625 representing the full value of the customer relationships intangible assets related to the full service International Crude Tankers lightering business in the fourth quarter ended December 31, 2013.

          As discussed in Note 3, "Summary of Significant Accounting Policies," to our consolidated financial statements included elsewhere in this prospectus, at December 31, 2014, our remaining intangible assets represent long-term customer relationships acquired as part of the 2006 purchase of Maritrans, Inc. (U.S. Flag segment). Management determined there were no impairment indicators relating to the U.S. Flag segment at December 31, 2014, that would warrant the need for an impairment test of such intangible assets.

Drydocking

          Within the shipping industry, there are two methods that are used to account for drydockings: (i) capitalize drydocking costs as incurred (deferral method) and amortize such costs over the period to the next scheduled drydocking and (ii) expense drydocking costs as incurred. Since drydocking cycles typically extend over two and a half years or longer, management uses the deferral method because management believes it provides a better matching of revenues and expenses than the expense-as-incurred method.

Income Taxes, Deferred Tax Assets and Valuation Allowance

          Our income tax expense, deferred tax assets and liabilities, and reserves for unrecognized tax benefits reflect management's best assessment of estimated future taxes to be paid. We are subject to income taxes primarily in the United States. Significant judgments and estimates are required in determining the consolidated income tax expense.

          Deferred income taxes arise from temporary differences between the financial reporting and the tax basis of assets and liabilities and from events that have been recognized in the financial statements and will result in taxable or deductible amounts based on provisions of the tax law in different periods. In evaluating our ability to recover our net deferred tax assets within the jurisdiction from which they arise we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. A valuation allowance is established to the extent it is more likely than not that some portion or the entire deferred tax asset will not be realized. Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future.

          The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations across our global operations. ASC 740 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits of the position. ASC 740 also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We recognize tax liabilities and reductions in deferred tax assets in accordance with ASC 740 and we adjust these liabilities and deferred tax assets when our judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available.

Pension Benefits

          In connection with the acquisition of Maritrans in November 2006, we assumed the obligations under the noncontributory defined benefit pension plan that covered eligible employees of Maritrans (the "Maritrans Plan"). We froze the benefits payable under the Maritrans Plan as of December 31, 2006. We have recorded pension benefit costs based on complex valuations developed by our actuarial consultants. These valuations are based on key estimates and assumptions, including those related to the discount rates, the rates expected to be earned on investments of plan assets and the life expectancy/mortality of plan participants. We are required to consider market conditions in selecting a discount rate that is representative of the rates of return currently available on high-quality fixed income investments. A higher discount rate would result in a lower benefit obligation and a lower rate would result in a higher benefit obligation. The expected rate of return on plan assets is management's best estimate of expected returns on plan assets. A decrease in the expected rate of return will increase net periodic benefit costs and an increase in the expected rate of return will decrease benefit costs. The mortality assumption is management's best estimate of the expected duration of future benefit payments at the measurement date. The estimate is based on the specific demographics and other relevant facts and circumstances of the Maritrans Plan and considers all relevant information available at the measurement date. Longer life expectancies would result in higher benefit obligations and a decrease in life expectancies would result in lower benefit obligations.

          In determining the benefit obligations at the end of year measurement date, we used the equivalent single discount rate, rounded to the nearest 25 basis points, that matches the Citigroup Above Median Pension Discount Curve when applied to the future payouts under the Maritrans Plan at December 31, 2014 (3.75%) and 2013 (4.50%), respectively. Management believes these rates to be appropriate for ongoing plans with a long duration such as the Maritrans Plan. We also assumed a long-term rate of return on the Maritrans Plan assets of 7% at December 31, 2014 and 2013, based on the asset mix as of such dates and management's estimate of the long-term rate of return that could be achieved over the remaining duration of the Maritrans Plan. Based on the current asset mix, management believes the probability of achieving a long-term return of 7% over the remaining duration of the Maritrans Plan is more likely than not. Because the benefits under the

Maritrans Plan were frozen in 2006, changes in discount rate and asset return assumptions do not have a material impact on our operating results.

          In late 2014, the Society of Actuaries published a new set of mortality tables (RP-2014) and a related, new, two-dimensional mortality improvement scale (MP-2014). The new tables reflect longer life expectancy than projected by past tables, the impact of which is higher benefit obligations. The mortality table used in determining the 2014 net periodic benefit cost was the RP-2000 Static Table projected to 2019 by Scale AA. Separate male and female tables were used. The set of mortality tables used in determining the benefit obligations at December 31, 2014 is the RP-2014 total dataset tables, with separate rates for male non-annuitants and annuitants and for female non-annuitants and annuitants. Gender-distinct generational mortality improvements under Scale MP-2014 were included. Management believes the use of the total dataset tables is appropriate given the diversity of the participants of the Maritrans Plan, which include inter-waterway tug officers and office employees.

          The duration of the benefit obligation at December 31, 2014, under the RP-2014 total dataset mortality table is 12.44 years. The duration of the benefit obligations of the Maritrans Plan at December 31, 2013, under the RP-2000 mortality table projected to 2019 was 11.32 years.

          Certain of our foreign subsidiaries have pension plans that, in the aggregate, are not significant to our financial position.

Newly Issued Accounting Standards

          See Note 3, "Summary of Significant Accounting Policies," to our condensed consolidated financial statements and Note 3, "Summary of Significant Accounting Policies," to our consolidated financial statements included elsewhere in this prospectus.

INDUSTRY OVERVIEW

The Jones Act Product Tanker and Large ATB Industry

          The information and data in this section relating to the Jones Act product tanker and large ATB industry have been provided by Navigistics, a petroleum shipping, logistics and economics consultancy. Navigistics based its analysis on information drawn from published and private industry sources, including its databases, the U.S. Department of Energy's ("DOE") Energy Information Agency ("EIA"), the International Energy Agency of the Organization for Economic Co-operation and Development ("OECD") and the U.S. Department of Transportation's ("DOT") Maritime Administration ("MarAd"). Data is taken from the most recently available published sources. In connection therewith, Navigistics has advised that: (a) some information in its databases is derived from estimates or subjective judgments; (b) the information in the databases of other maritime data collection agencies may differ from the information in its databases; and (c) while Navigistics has taken reasonable care in the compilation of the statistical and graphical information it has supplied, and believes such information to be accurate and correct, data compilation is subject to limited audit and validation procedures.

Introduction

          The U.S. coastwise market for oceangoing transportation services for crude oil and petroleum products is legislatively protected from direct foreign competition by the Jones Act, which is intended to further the development and maintenance of a U.S. merchant marine sufficient to aid in the national defense. The Jones Act reserves the transportation of all cargo between two ports in the United States to vessels that are:

  •
  built in the United States;

  •
  owned and operated by U.S.-organized companies that are controlled and at least 75% owned by U.S. Citizens;

  •
  manned by crews comprised primarily of U.S. Citizens; and

  •
  operating under the U.S. flag.

          Jones Act product tankers and barges transport crude oil to refineries, and refined petroleum products (such as gasoline, jet fuel, and diesel) from refineries to distribution terminals. Marine transportation provides a vital link between many major refined petroleum product producing and consuming regions of the United States as described below under "—Jones Act Cargo Movements." A number of areas along the U.S. coast have access to refined petroleum products only by marine transportation (for example, there are no refined petroleum product pipelines serving Florida).

The Supply of and Types of Vessels in the Jones Act Product Tanker and Large ATB Industry

          As of March 2015, the current Jones Act fleet of product tankers and large ATBs was comprised of 31 product tankers, ranging in size from 30,000 dwt to 51,000 dwt, and 42 Jones Act large ATBs, ranging in size from 19,990 dwt to 45,000 dwt. The breakdown of that fleet is shown in the following table.

Jones Act Vessels	Number	Total Capacity (barrels in thousands)	Minimum Capacity (barrels in thousands)	Maximum Capacity (barrels in thousands)	Average Capacity (barrels in thousands)
Product Tankers(1)	31	10,104	240	373	326
Large ATBs	42	8,370	143	335	199
Total	73	18,474			253

Source:    Navigistics.

(1)
Excludes the Eagle Ford, a 125,000 dwt crude oil tanker built in 1978 that was formerly in the Alaskan tanker trade and recently entered the lower 48 crude oil trade (as described below under "—Jones Act Cargo Movements"), where it competes with Jones Act product tankers and large ATBs. A sister ship, the Sierra, which is also a crude tanker, is expected to transfer to the lower 48 crude oil trade in the second quarter of 2015. Neither of these ships is a "product tanker", and accordingly they are not included in the data relating to product tankers set forth in the table above.

          There are four main types of vessels involved in the Jones Act waterborne transportation of petroleum in bulk, consisting of:

  •
  Product tankers.  These are self-propelled vessels that carry oil or other liquid cargo in bulk in integrated tanks. Jones Act product tankers range in size from 30,000 to 51,000 dwt capacity, with cargo-carrying capacity ranging from 240,000 to 373,000 barrels (a barrel equals 42 U.S. gallons).

  •
  ATBs.  These are tank barges that are mechanically linked to a paired tug. The tug fits into a notch at the stern of the barge with a mechanical connection that locks the two together. The tug can separate from the barge when desired. ATBs are ocean-going vessels. Jones Act ATBs in the coastal product trades range in size from 50,000- to 335,000-barrel capacity. The market analysis below considers only large ATBs, i.e. those with a capacity of more than 140,000 barrels.

  •
  Jones Act crude oil tankers.  These range from 115,000 to 188,000 dwt and were historically used exclusively in the Alaskan North Slope ("ANS") crude oil trade in proprietary service for the three major ANS producers. ANS tankers generally do not compete directly with Jones Act product tankers and large ATBs.

  •
  Inland tank barges.  These are smaller tank barges that typically range in capacity from 10,000 to 30,000 barrels, which are used exclusively on the inland waterways such as the Mississippi River and the Gulf and Intercoastal Waterway. One tug may operate in a two- or three-barge arrangement (called a "unit tow") or in a line-haul fashion, which involves pushing multiple barges that have been wired together. Inland tank barges cannot travel outside of a protected waterway and, therefore, do not compete directly with Jones Act product tankers and large ATBs in the coastwise trade.

          Product tankers and large ATBs compete in similar markets. These two types of vessels can be compared as follows:

  •
  Product tankers are generally more expensive to build than ATBs, but have comparable construction costs on a per-barrel of capacity basis. The cost to build a 50,000 dwt Jones Act product tanker (330,000-barrel capacity) is currently approximately $135 million, while a

    250,000-barrel capacity Jones Act ATB is approximately $100 million. On that basis, the per-barrel construction cost for the product tanker is $410 per barrel, while the construction cost for the ATB is $400 per barrel.

  •
  Product tankers are generally larger, faster, and better able to operate at their maximum capabilities in a wider range of adverse weather conditions. In addition, product tankers have significantly better fuel economy due to better hull hydrodynamics and propulsion efficiency than ATBs.

  •
  ATBs typically have lower operating costs, which are primarily driven by lower manning requirements, as ATBs can be crewed using a two-watch system (in which crews work six-hour shifts, with six hours off between each shift). The U.S. Coast Guard requires product tankers to operate with a three-watch system (in which crews work four-hour shifts, with eight hours off between each shift). This leads product tankers to have higher operating costs: the typical daily operating costs for a Jones Act product tanker range from approximately $21,000 to $23,000 per day. By comparison, the typical daily operating costs for a 250,000-barrel capacity ATB range from approximately $11,000 to $13,000 per day. Operating costs include crew, insurance, maintenance and repair expenses, but exclude capital costs and voyage costs, which include fuel costs and port charges.

Overview of U.S. Programs and Legislation Impacting the Jones Act Product Tanker and Large Barge Industry

          U.S. programs and legislation impact the Jones Act product tanker and large ATB industry in several ways, including through:

  •
  OPA 90.  OPA 90 requires all tankers and barges carrying oil in U.S. coastwise trades to be double-hull vessels. OPA 90 also increased liability limits for oil spills and required vessel oil spill response plans, and in certain cases provides for (and permits states to impose) unlimited liability.

  •
  Title XI of the Merchant Marine Act, 1936.  The U.S. Title XI Federal Ship Financing Program ("Title XI") provides for a full faith and credit guarantee by the U.S. government of certain qualified debt obligations for U.S.-built vessels or U.S. shipyard modernization. Title XI is subject to annual appropriations funding by the U.S. Congress, and applications are reviewed and processed by MarAd.

  •
  Capital Construction Funds.  The CCF is another MarAd-administered financing mechanism that enables U.S. shipping companies to deposit pre-tax earnings in an account to be used for constructing ships in U.S. shipyards. CCF cannot be used for the construction of ships operating between ports in the lower 48 states.

          In addition, there are numerous U.S. Coast Guard regulations that impact the design, construction, and operation of Jones Act product tankers.

Supply of Jones Act Vessels

          The supply of Jones Act product tankers and large ATBs is driven by several key factors including the following:

  •
  The current Jones Act product tanker and large ATB fleet and the age of each tank vessel, combined with an understanding of their likely retirement ages.  In creating the "Jones Act Vessel Supply" chart set forth below, Navigistics applied, on a fleet-wide basis, a rule (the "30/40 year rule") that tank vessels would trade to a maximum of 30 years of age. For tankers and large ATBs that were converted from single-hull to double-hull to comply with OPA 90, Navigistics assumed that the maximum age from the time of conversion would also be 30 years, with the additional limitation that the vessel cannot trade beyond 40 years from the date of its original build.

  •
  This 30/40-year rule was adjusted based on special survey due dates and charter contract status.  The chart also assumes that tank vessels will be scrapped when their scrap value exceeds their expected future revenues, less future operating expenses, including repair, maintenance, drydock, and survey costs. In the current strong charter rate environment, Navigistics believes owners will try to keep vessels in service as long as possible.

  •
  Oil company vetting requirements will continue to have a dramatic impact on the Jones Act tank vessel fleet going forward.  Some oil companies use a risk-based vetting system in which age is one component of their analysis. Other oil companies have internal policies preferring vessels that are less than 20-25 years old. Navigistics has indicated that anecdotal evidence suggests that oil companies generally evaluate Jones Act tank vessels on a case-by-case basis, given the current tight supply dynamics in the Jones Act market; however, at least one multinational, BP, has published and adheres to a strict 20-year age limit for Jones Act tank vessels.

  •
  The future supply of vessels is constrained by U.S. shipyard capacities.  Currently only two U.S. shipyards, Aker Philadelphia Shipyard ("Aker") and NASSCO (which is located in San Diego), are actively building product tankers of 45,000 dwt or more (although certain other shipyards, such as VT Halter in Mississippi, do have some ability to build vessels of that size). Aker and NASSCO are booked into 2017, and possibly beyond. The current orderbook for Jones Act product tankers and large ATBs is shown in the following table.

Shipyard	Owner	Type	Delivery		Options	Capacity (barrels in thousands)
NASSCO	Kinder Morgan (APT)	Tanker	4q2015		—	330
NASSCO	Kinder Morgan (APT)	Tanker	1q2016		—	330
NASSCO	Kinder Morgan (APT)	Tanker	2q2016		—	330
NASSCO	Kinder Morgan (APT)	Tanker	3q2016		—	330
NASSCO	Kinder Morgan (APT)	Tanker	2q2017		—	330
Aker	Crowley	Tanker	3q2015		—	330
Aker	Crowley	Tanker	4q2015		—	330
Aker	Crowley	Tanker	2q2016		—	330
Aker	Crowley	Tanker	3q2016		—	330
NASSCO	Seacor (Seabulk)	Tanker	2q2016		—	330
NASSCO	Seacor (Seabulk)	Tanker	4q2016		—	330
NASSCO	Seacor (Seabulk)	Tanker	1q2017		—	330
Aker	Philly Tanker	Tanker	3q2016		—	330
Aker	Philly Tanker	Tanker	2q2017		—	330
Aker	Philly Tanker Option	Tanker	3q2017			330
Aker	Philly Tanker Option	Tanker	4q2017		—	330
VT Halter	Bouchard	ATB	2q2015		—	250
VT Halter	Bouchard	ATB	1q2016			250
DonJon	Seacor (Seabulk)	ATB	2q2016		1	185
Gunderson	Kirby	ATB	3q2015		—	185
Gunderson	Kirby	ATB	2q2016		—	185
Fincantieri (Bay)	Kirby	ATB	3q2016		—	155
Fincantieri (Bay)	Kirby	ATB	2q2017		1	155
Fincantieri (Bay)	Moran	ATB	2q2015		—	150
Fincantieri (Bay)	Moran	ATB	2q2016		1	150
Fincantieri (Bay)	Undisclosed	ATB	3q2017		1	155

Total Orderbook			26	(1)	4	7,100

(1)
Includes two option vessels for Philly Tankers.

Source:    Navigistics.

  •
  Navigistics estimates that NASSCO can build a maximum of four large vessels per year and that Aker can build a maximum of three large vessels per year. NASSCO also builds supply vessels for the U.S. Navy, but Aker is not currently working for the U.S. Navy. For purposes of its analysis, Navigistics has assumed that Aker must build at least two large vessels (tankers or containerships) per year in order to remain viable. In the past, Aker has built vessels without a contracted third-party order to allow the shipyard to maintain operations. Aker has contracted with Matson to build two containerships, which are scheduled for construction after the product tankers being constructed for Philly Tankers have been built, likely precluding delivery of any additional tankers until 2019.

  •
  Navigistics expects that the U.S. Navy's need for replacement tankers will likely take at least one building slot per year from 2017 onwards, and that these replacement vessels will most likely be built by NASSCO. In addition, NASSCO has contracted with a subsidiary of TOTE, Inc., a large privately-owned maritime and logistics company, to build two large containerships for delivery in parallel with the current product tanker series. That contract impacts the potential supply of Jones Act product tankers by absorbing a portion of NASSCO's ship-building capacity.

          Navigistics' estimate of the supply of Jones Act product tankers and large ATBs through 2020 is shown in the following graph:

Source: Navigistics.

          Key additional assumptions made by Navigistics in developing the supply analysis shown in the graph above include the following:

  •
  Analysis of specific vessels led to an assumption regarding a trading life extended beyond that provided by the 30/40 rule for the following vessels:

  •
  US Shipping's—Charleston (single-hull not eligible to carry oil) and Chemical Pioneer, as both vessels were put through special surveys in 2013; and

  •
  OSG's Converted ATBs—OSG-244, OSG-252 and OSG-254. The OSG-244 underwent a special survey in 2013. The OSG-252's special survey is due on May 31, 2016 and the OSG-254's special survey is due on November 29, 2017. Each of these vessels is included until its next special survey due date (2018 for the OSG-244, with the other vessels modeled to remain in use through 2020).

  •
  Navigistics has not included speculative newbuildings (except for the two listed Philly Tanker options) beyond those currently contracted (as identified in the prior table of the current Jones Act product tankers and large ATBs orderbook).

  •
  Navigistics assumed that all of the tankers currently operating in the proprietary ANS trade (other than the previously-identified Sierra, a 125,000-dwt Jones Act crude oil tanker, which is expected to transfer to the lower 48 crude oil trade in the second quarter of 2015, will not be transferred into other Jones Act trades. The Eagle Ford and Sierra are not expected to remain in the Jones Act tanker trade after December 31, 2019 due to their age (built 1978 and 1979 respectively) and their poor fuel efficiency. The Eagle Ford and Sierra have steam power plants. Modern Jones Act tankers are powered by significantly more fuel-efficient diesel engines. The U.S. Coast Guard and EPA exempted steam-powered ships from the low sulfur fuel (0.1 percent maximum sulfur content) requirements of the North American Emission Control Area ("ECA") until January 1, 2020. The U.S. Coast Guard and EPA exemption allows the Eagle Ford and Sierra to burn lower costing higher sulfur residual based intermediate fuel (e.g., IF-380).

The Jones Act fleet is expected to contract given the age of existing vessels and limited building capacity to replace them. The actual retirement age of the existing vessels will be influenced by oil company chartering and vetting practices and requirements.

Jones Act Cargo Movements

          The Jones Act product tanker and large ATB market involves the following cargo movements:

  •
  Cross U.S. Gulf to South Atlantic Coast Clean Petroleum Product Trade (Petroleum Administration for Defense District ("PADD") 3 to PADD 1). This trade involves transportation of clean petroleum products (primarily gasoline) to ports in Florida (including Tampa, Port Everglades and Jacksonville), Savannah, Georgia and further north.

  •
  Intra West Coast Clean Petroleum Product Trade (PADD 5).  This trade involves transportation of primarily clean petroleum products from the San Francisco Bay area and Puget Sound-based refineries to the Southern California and Portland, Oregon markets. Certain "dirty" petroleum products—residual fuel oils, heavy refinery feedstocks and blend stocks—also move between the three major West Coast refining areas (Los Angeles, San Francisco and Puget Sound).

  •
  Chemicals and Specialty Products Trade.  This trade involves the transportation of chemicals and specialty products, primarily along the U.S. Gulf and Atlantic coasts.

  •
  Alaskan Crude Oil Trade.  This trade involves the transportation of ANS crude oil from Valdez, Alaska to Tesoro's refinery at Nikiski, Alaska. While histroically the ANS trade has typically been limited to a single 45,000 to 50,000 dwt product tanker, the three major ANS producers also own large 115,000 to 185,000 dwt crude oil tankers that operate in proprietary service in the ANS trade (Valdez to the U.S. West Coast and Hawaii), which are not included in this analysis.

  •
  Lower 48 Crude Oil Trade.  This trade primarily involves transportation of Light Tight Oil ("LTO," also referred to as "tight" or "shale" oil), including Eagle Ford crude from Corpus Christi, Texas to U.S. Gulf Coast refineries (either directly or via the Louisiana Offshore Oil Port) and Mid-Atlantic area refineries (including Philadelphia and New York). There is also demand for Jones Act shuttle tankers to move crude oil from deepwater offshore U.S. Gulf of Mexico production sites that are not connected to the U.S. Gulf of Mexico pipeline gathering system (using floating production storage and offloading units) to U.S. Gulf Coast refineries or pipelines. Large ATBs are also employed in lightering tankers in the

    Philadelphia area and moving crude oil from rail-barge terminals to refineries on the U.S. Atlantic and West Coasts. Movements of certain "dirty" petroleum products are also included in the Lower 48 crude oil trade for analytical purposes, although these movements are very small and are declining.

  •
  U.S. Navy's Military Sealift Command Service ("MSC").  This trade involves charters of Jones Act commercial vessels by the MSC for supplying U.S. military worldwide.

The following map shows the PADD districts:

PADD District Map—Energy Information Agency (EIA)

Source: U.S. Energy Information Administration Office of Energy Analysis.

          The only viable method of transporting the cargoes on the described trade routes is in bulk (i.e., not packaged) using waterborne Jones Act tank vessels.

The Demand for Jones Act Product Tankers and Current Deployment

          The Jones Act Product Tanker and large ATB fleet is employed in the following trades:

  •
  Clean U.S. Gulf.  Cross U.S. Gulf to South Atlantic Coast Clean Petroleum Product trade.

  •
  Dirty U.S. Gulf.  Movements of dirty products across the U.S. Gulf.

  •
  Chemicals.  Chemicals and specialty products trade.

  •
  Crude Oil.  This category encompasses movement of crude oil and lease condensates between the U.S. Gulf Coast, Atlantic Coast, and deepwater Gulf of Mexico and Jones Act vessels employed in the Philadelphia lightering service.

  •
  West Coast.  This category encompasses the Intra West Coast Clean Product trade, dirty product moves between West Coast refining areas, Alaskan crude oil moves by tankers under 55,000 dwt and the emerging LTO in the Pacific Northwest. This broadened category recognizes that West Coast Jones Act tank vessels often switch service on a voyage-to-voyage basis.

  •
  MSC.  MSC charters of Jones Act commercial vessels.

          The deployment of the Jones Act tank vessel fleet by trade as of December 2014 is shown in the following chart:

Source: Navigistics.

(1)
Includes Dirty U.S. Gulf.

          The deployment of the Jones Act product tanker and large ATB fleet as of December 2014, broken down by trade between product tankers and large ATBs, is set forth in the following table:

	Clean USG	Chemicals	Crude Oil(1)	West Coast	MSC	Total
Capacity (barrels in thousands)
Product Tankers	2,628	623	4,183	2,008	660	10,102
Large ATBs	3,720	828	2,457	1,365	0	8,370
Total	6,348	1,451	6,640	3,373	660	18,472
% of Capacity	34.4%	7.9%	35.9%	18.3%	3.6%	100.0%
Number
Product Tankers	8	2	13	6	2	31
Large ATBs	17	5	12	8	0	42
Total	25	7	25	14	2	73
% of Number	34.2%	9.6%	34.2%	19.2%	2.7%	100.0%

Source: Navigistics.

(1)
Large ATBs employed in the Philadelphia lightering services are included in the crude oil trade.

          Navigistics' analysis of the Jones Act product tanker market through 2020 suggests the following key market characteristics:

  •
  All Jones Act product tankers and large ATBs are currently under term contracts (or similar types of contractual arrangements).

  •
  The demand for Jones Act product tankers and large ATBs has increased in recent years due to various factors, including the following:

  •
  an increase in PADD 3 (U.S. Gulf Coast area) refinery capacity, which is moving additional product volumes to PADD 1 (U.S. Atlantic Coast area);

  •
  the reduced oversupply of gasoline in Europe due to the reconfiguration of the European refining industry through rationalization and conversion capacity upgrades (to produce more distillate and less gasoline). This has in turn caused U.S. imports of European gasoline to decline, resulting in increased reliance of PADD 1 (U.S. Atlantic Coast area) on PADD 3 (U.S. Gulf Coast area) gasoline supplies (increasing Jones Act product tank vessel demand);

  •
  the Colonial pipeline reached its maximum capacity on its Line 1 (gasoline from Houston to Greensboro, NC) and is pro-rating shipments. The Plantation pipeline is also reported to be operating at capacity; and

  •
  the dramatic increase in LTO and increased deepwater Gulf of Mexico oil production in areas not connected to the existing pipeline gathering network, which has resulted in over one-third of the Jones Act product tank vessel fleet being employed in the crude trade.

  •
  The increase in LTO production in PADD 2 (for example, in the Bakken) has impacted the PADD 1 / PADD 2 clean petroleum products logistics. Previously, Philadelphia area refineries moved significant volumes of clean petroleum products by pipeline to Pittsburgh and on to Ohio. The availability of lower cost LTO has, however, led to increased refinery runs in PADD 2 refineries. This has increased production of clean petroleum products in PADD 2 refineries, which has shifted demand for PADD 1 produced clean petroleum products away from PADD 2.

  •
  Associated with the increasing self-sufficiency of PADD 2 is the reduction in clean product movements from PADD 3 to PADD 2, which declined from approximately one million barrels per day in 2007 to 627,000 barrels per day in 2014. This has increased the supply of PADD 3 clean products that can be moved to PADD 1 or exported.

  •
  Refining area and consumption area imbalances continue on the U.S. West Coast, in which the Los Angeles area is a net importer of petroleum products and San Francisco and Puget Sound areas are net exporters.

  •
  Navigistics expects that demand for Jones Act product tank vessels serving the chemical trade will be maintained by the anticipated continuing recovery of the U.S. economy, as trading in petrochemical commodities is heavily driven by the state of the economy.

  •
  Employment of Jones Act tankers in lower 48 crude oil service will likely increase through 2020. Navigistics currently anticipates further increases in demand for moving lower 48 crude oil in Jones Act tank vessels. Despite the decrease in crude oil prices, U.S. LTO production is not yet forecast to decline through 2020, although such a decline may occur. However, given current oil prices, the prospects for growth are abating, evidenced by the decline in drilling rig employment and reduced economic returns.

  •
  The movement of LTO from the Bakken formation by rail to the Pacific Northwest has already begun, with some direct rail shipments to Tesoro's Anacortes refinery and U.S. Oil and Refining's Tacoma refinery. Other Puget Sound area refineries either do not have direct rail connections or lack the space for "unit" train offloading facilities and are served indirectly by Jones Act tank vessels. Tesoro and Savage Services, a major terminal operator, plan a 120,000 b/d rail to tank vessel facility in Vancouver, Washington (called the "Vancouver Energy Terminal"), which is expected to serve both Puget Sound and San Francisco Bay area refineries. The Vancouver Energy Terminal project is in the permitting phase.

Charterers and Charter Rates in the Jones Act Product Tanker Trade

Year	2006	2007	2008	2009	2010	2011	2012	2013	2014
Rate (in $ thousands/day)	$52	$53	$53	$46	$42	$46	$58	$70	$75

Source: Navigistics

          The charterers of Jones Act product tankers include major oil companies and refiners, such as Exxon Mobil Corporation, Chevron, Shell, BP, Tesoro Corporation, Phillips 66 Company, Valero Energy Corporation, Koch Industries, Inc., Petróleo Brasileiro S.A. and Marathon. Other charterers include MSC and major chemical companies.

          As of March 2015, Navigistics estimates that term charter rates for new charters in the Jones Act product tanker trade remain higher than historical averages, with terms ranging from three to five years. Navigistics calculates that the fully compensatory term charter rate (which reflects the following assumptions: an 8% return; 10-year Modified Accelerated Cost Recovery System depreciation; a 35% tax rate; and a 25-year vessel life) for a $135 million newbuilding ranges from approximately $59,000 to $61,000 per day. Based on its market analysis, Navgistics estimates that Jones Act product tankers are earning above fully compensatory rates, largely because of the high level of demand in the market resulting from increased LTO production. Over one-third of the Jones Act fleet is currently employed in moving LTO. The value of the transportation provided by a Jones Act product tanker generally is significantly in excess of the cost of the service. For example, the current cost to deliver a gallon of gasoline from a U.S. Gulf Coast refinery (e.g., Baton Rouge) to Port Everglades would be $0.06 at a term charter rate of $90,000 per day.

          As of March 2015 all existing Jones Act product tankers were contracted under term charters, and all contracted Jones Act product tankers under construction were under charter as well.

The International Oil Tanker Shipping Industry
          All the information and data presented in this section, including the analysis of the international oil tanker shipping industry has been provided by Drewry. Drewry has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. In connection therewith, Drewry has advised that: (a) certain information in Drewry's database is derived from estimates or subjective judgments; (b) the information in the databases of other maritime data collection agencies may differ from the information in Drewry's database; (c) while Drewry has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.

Summary

          In the six years following the global economic crisis, the oil tanker market has undergone significant structural changes. The global economy has emerged from recession and demand for crude oil has rebounded. Chinese oil consumption has grown at an annual rate of 5% in the last decade, and there is also increasing demand for crude oil in South America, India and parts of Asia. In contrast, demand for crude oil in North America and Europe is largely flat.

          Many regions of the world with fast growing energy requirements rely on imports of crude oil and refined products to satisfy demand. The traditional exporters of oil in the Middle East and North and West Africa continue to supply global markets, but since 2009 new suppliers have emerged in both the crude and product markets. Fundamental to this new dynamic is the position of the United States, where the development of shale oil and gas deposits has transformed the U.S. domestic energy economy.

 U.S Crude Oil Production and U.S. Refined Petroleum Product Exports

Source: Drewry

          In the space of less than six years, U.S. domestic crude oil production increased from 5 to 9 million b/d, which has reduced crude oil imports from its traditional suppliers in West Africa and the Middle East by more than 2.5 million b/d. New markets for West African and Middle Eastern crude oil have, however, emerged, principally in the Far East, and these routes are longer-haul in nature. The demand for crude tankers has been significantly affected by these geographical changes in the pattern of crude trade and, when expressed in terms of ton-miles (i.e., the volume of oil carried on the loaded leg, measured in metric tons, by the distance over which it is carried, measured in miles), grew at a rate five times that of the rate of growth in seaborne crude oil trading volumes during the period from 2009 and 2014.

          The impact of rising U.S. domestic oil production has not been confined to the crude sector, and the effect on the global refined products market has been even more significant. Growing domestic oil supplies have provided U.S. refiners with a competitively priced feedstock, which in turn has led to increased refined products output, principally for sale in export markets. In a short period of time, the United States has become the largest exporter of refined products in the world, with supplies from U.S. Gulf Coast terminals heading to most parts of the globe. By way of illustration, in 2004 U.S. refined product exports to South America were just over 3 million tons, but in 2014 they were in excess of 30 million tons, with most of these products being carried in MR product carriers.

 Changing Oil Trades—Longer Haul Voyages

Source: Drewry

          The United States is not the only country where changes in the industry are affecting the international seaborne refined product trades. Asia (excluding China) and the Middle East added over 0.6 million b/d of export-oriented refinery capacity in 2014, and countries such as India have become major exporters of refined products to countries such as Brazil, as export volumes have risen dramatically due to the start-up of refinery complexes specifically designed to service export markets.

          Total seaborne trade volumes in refined products increased by a compound annual growth rate ("CAGR") of 4.3% in the period from 2004 to 2014, but due to the geographical changes in trade patterns, ton-mile demand increased by a CAGR of 6.0% over the same period. For example, in 2004 the average loaded voyage length in the refined product sector was 2,385 miles, while by 2014 the average voyage length had increased to 2,800 miles.

          In the last decade, average loaded voyage lengths have increased in both the crude oil and refined product sectors, which has benefited tanker demand. Drewry expects the positive impact of longer loaded voyage lengths to persist, and if oil prices remain low for a prolonged period of time, tanker demand should receive a further boost through increased consumption of oil.

          At the end of the last tanker market boom in 2008 rising freight rates had prompted shipowners to place orders for new tonnage that were equivalent to 50% of the existing fleet. As a result, in 2009, net supply in the tanker sector increased by 9% and further net increases of 3-4% per annum took place up to 2012. As these ships were delivered into a weak market, freight rates came under pressure. A positive consequence of weak freight rates has been that shipowners have stopped ordering new ships and the ratio of the orderbook to the existing fleet has declined. In March 2015, it was equivalent to 15% of the existing total fleet.

          With delivery of new ships from the orderbook falling and with an increase in vessel scrapping, the global tanker fleet grew by just 0.6% in 2014.

          Rising vessel demand, coupled with moderate growth in vessel supply, has led to increased utilization levels in the global tanker fleet. The tighter balance between vessel supply and demand resulting from increases in tanker demand exceeding the increase in tanker supply is the principal reason why freight rates started to rise in 2014, and why these rate increases have been sustained through early 2015.

 Tanker Demand and Supply—A More Balanced Position

Source: Drewry

Overview of the Oil Tanker Shipping Industry

          The maritime shipping industry is fundamental to international trade as it is the only practicable and cost effective way of transporting large volumes of many essential commodities, semi-finished and finished goods over long distances. In turn, the oil tanker shipping industry is a vital link in the global energy supply chain, given its ability to carry large quantities of crude oil, refined products and bulk liquid chemicals, vegetable oils and fats between points of production and points of consumption.

          The tanker market is divided between crude tankers that carry either crude oil or dirty products such as residual fuel oil, and product carriers, most of which can switch between clean and dirty products. The basic structure of the tanker market is shown in the chart below.

 The Tanker Market

Source: Drewry

          Demand for tanker shipping is a product of the physical quantity of the cargo (measured in terms of tons) together with the distance the cargo is carried, and is generally described in terms of ton-mile demand. Generally, demand cycles move in line with developments in the global economy, but other factors (such as changes in source of crude oil production and refinery capacity and movements in oil prices) also play a part.

          The volume of oil moved by sea was affected by the economic recession in 2008 and 2009, but since then renewed growth in the world economy and in oil demand has had a positive impact on trade. Oil demand has benefitted from strong economic growth in Asia, especially in China, which has seen domestic oil consumption grow by a CAGR of 5.0% from 2004 to 2014. Per capita oil consumption in developing countries such as China is also low in comparison with the developed world, and this should help underpin demand for oil in developing economies going forward. Conversely, oil consumption in developed OECD economies has declined by a small amount over the last decade.

          In 2014, a total of 3.29 billion tons of crude oil, refined products and chemicals and vegetable oils were moved by sea. In the period between 2009 and 2014, total seaborne tanker trade volumes increased by a CAGR of 1.6%.

World Seaborne Tanker Trade Volumes

	Crude Oil		Products		Chemicals/ Veg Oils		Total		Global GDP (IMF)
Year	Mill T	% Y-o-Y	Mill T	% Y-o-Y	MillT	% Y-o-Y	Mill T	% Y-o-Y	% Y-o-Y
2004	2,043	5.5%	637	4.3%	139	8.0%	2,819	5.3%	5.0%
2005	2,076	1.6%	696	9.3%	152	9.4%	2,924	3.7%	4.6%
2006	2,086	0.5%	740	6.3%	161	5.4%	2,987	2.1%	5.3%
2007	2,102	0.8%	738	–0.3%	175	9.0%	3,015	1.0%	5.4%
2008	2,111	0.4%	793	7.5%	177	1.1%	3,081	2.2%	2.6%
2009	2,025	–4.1%	834	5.2%	180	1.7%	3,039	–1.4%	–0.9%
2010	2,066	2.0%	883	5.9%	190	5.6%	3,139	3.3%	5.2%
2011	2,032	–1.6%	912	3.3%	200	5.3%	3,144	0.2%	3.9%
2012	2,075	2.1%	937	2.7%	206	3.0%	3,218	2.4%	3.5%
2013	2,088	0.6%	956	2.0%	213	3.4%	3,257	1.2%	3.1%
2014(1)	2,105	0.8%	973	1.8%	210	–1.4%	3,288	1.0%	3.1%
CAGR (2009-2014)	0.8%		3.1%		3.1%		1.6%
CAGR (2004-2014)	0.3%		4.3%		4.2%		1.6%

(1)
Provisional assessment

Source: Drewry

          Differences in regional oil consumption and production, as well as shifts in the location of global refinery capacity from the developed to the developing world, are also leading to significant changes in the geographical pattern of oil movements. Long-haul crude-oil trades, such as West Africa to China, have grown at a faster rate than trade as a whole. In the refined product sector, ton-mile demand has also outpaced trade volume growth due to the increase in long-haul trades.

World Oil Demand and Production

          Oil accounts for approximately one third of global energy consumption. World oil demand has increased steadily over the past 15 years, with the exception of 2008 and 2009. In 2014, demand increased to 92.5 million b/d, 8.2% higher than the recent low recorded in 2009.

          In recent years, growth in oil demand has been largely driven by developing countries in Asia. Conversely, demand for oil in North America and Europe has been in decline (as reflected in the table below). Strong demand for oil in Asia and non-OECD regions is driving both increased volume of seaborne oil trades and increasing voyage distances, as more oil is being transported on longer haul routes.

World Oil Demand 2004-2014
(Million Barrels Per Day)

	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	CAGR % 2004 - 2014
Total OECD	49.4	49.6	49.4	49.2	47.6	46.4	46.9	46.4	46.0	46.0	45.6	–0.8%
Total Non-OECD	32.9	33.9	35.2	37.4	38.7	39.1	41.5	42.5	44.1	45.7	46.9	3.6%
World Total	82.3	83.5	84.6	86.6	86.3	85.5	88.4	88.9	90.1	91.7	92.5	1.2%

Source: Drewry

 Changes in Regional Oil Consumption 2004-2014
(CAGR—%)

Source: Drewry

          Furthermore, as previously stated, consumption of oil on a per-capita basis remains low in many parts of the developing world, and since many of these regions have insufficient domestic supplies, rising demand for oil will have to be satisfied by increased imports. For example, Chinese per-capita consumption of oil is currently less than one fifth of the U.S. per-capita consumption, and in the case of India it is approximately one-tenth of U.S. consumption.

          Global trends in oil production have followed the changes in oil demand, allowing for the fact that changes in the level of oil inventories also play a part in determining demand. Proven global oil reserves in 2014 were approximately 1,650 billion barrels, some 50 times the prevailing annual rates of production. Oil reserves tend to be located in regions far from the major consuming countries and the distance between points of production and points of consumption drives demand for crude tanker shipping. Recent trends in world oil production are shown in the table below.

World Oil Production 2004-2014
(Million Barrels Per Day)

	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	CAGR—% 2004 - 2014
N. America	14.6	14.1	14.2	14.3	13.9	13.6	14.1	14.6	15.8	17.1	18.7	2.5%
Former Soviet Union	11.2	11.6	12.1	12.8	12.8	13.3	13.5	13.6	13.7	13.9	13.9	2.2%
OPEC	33.0	34.2	34.4	35.5	37.0	34.0	34.6	35.6	37.6	36.7	36.7	1.1%
Asia	6.3	6.3	6.4	6.4	6.4	7.5	7.8	7.8	7.8	7.7	7.6	1.9%
Other	18.0	18.3	18.1	16.6	16.4	17.0	17.3	16.8	16.0	16.0	16.4	–0.9%

Total	83.1	84.5	85.2	85.6	86.5	85.4	87.3	88.4	90.9	91.4	93.3	1.2%

Source: Drewry

          One important trend in oil production in recent years has been the development of tight or shale oil reserves in the United States, which has had a positive impact on U.S. domestic oil production and has almost doubled since 2009. In 2009 the United States was producing approximately 5.0 million b/d, but by the end of 2014, production had risen to just over 9.0 million b/d as a result of the development of shale oil deposits. The increase in U.S. domestic production has had two important effects on the tanker market. Firstly, it has reduced U.S. crude oil imports from locations such as West Africa and the Arabian Gulf, which in turn have found new and longer-haul export markets in Asian countries such as China. This has benefited tanker demand due to the longer distance the oil travels, and has driven a rise in U.S. product exports.

          The shift in the location of global oil production has also been accompanied by a shift in the location of global refinery capacity and throughput. In short, with the exception of the United States, which has added more than 1 million b/d of refining capacity in the last five years, both capacity and throughput are moving from the developed to the developing world.

          Chinese and Indian refinery throughput have grown at faster rates than any other global region in the last decade, due to strong domestic oil consumption, and, in the case of the Middle East and India, the construction of export-orientated refineries. Growing domestic oil consumption and the expansion of refinery capacity have also stimulated significant increases in Chinese and Indian seaborne crude oil imports in the last decade. The trend in Chinese, Indian and Japanese crude oil imports in the period from 2004 to 2014 is shown in the chart below.

Asian Countries—Crude Oil Imports
(Million Tons)

Source: Drewry

          In the refined product market, moderate growth in U.S. domestic oil demand has combined with greater availability of crude feedstock (due to increased U.S. domestic crude oil production) to make larger-scale refined product exports feasible, particularly of middle distillates from the U.S. Gulf. U.S. exports of refined products have grown from just over 500,000 barrels per day in 2004 to over 3.0 million barrels per day in 2014. A large part of this increase has met a growing import requirement in South America, but U.S. refined product exports have also been moving transatlantic into Europe, where local refinery shutdowns have supported import demand. Changes in U.S., Saudi Arabian and Indian refined product exports in the period from 2004 to 2014 are shown in the chart below.

Refined Product Exports—Major Growth Regions
(Million Barrels Per Day)

Source: Drewry

Seaborne Oil Trades

          In 2014, a total of 3.1 billion tons of oil was moved by sea, of which crude oil represented 2.1 billion tons and refined products represented 1.0 billion tons. In the period from 2004 to 2014, overall seaborne trade in crude oil grew by a CAGR of 0.3%, while refined products grew by a CAGR of 4.3%, but tanker demand growth rates were higher still. Tanker ton-mile demand in the crude sector increased by a CAGR of 1.3% in the period from 2004 to 2014, while for refined products ton-mile demand increased by a CAGR of 6%. In effect, in both sectors, changes in the geographical pattern of oil movements have led to an increase in average voyage lengths. For example, in 2004 the average loaded voyage length in the refined product sector was 2,385 miles, but by 2014 the average voyage length had increased to 2,800 miles.

Seaborne Oil Trades and Tanker Demand

	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	CAGR % 2004 - 2014
Seaborne Trade—Million Tons
Crude Oil	2,043	2,076	2,086	2,102	2,111	2,025	2,066	2,032	2,075	2,088	2,105	0.3%
Refined Products	637	696	740	738	793	834	883	912	937	956	973	4.3%

Total	2,680	2,772	2,826	2,840	2,904	2,859	2,949	2,944	3,012	3,044	3,078	1.4%

Ton Mile Demand—Billion Ton Miles
Crude Oil	8,294	8,447	8,626	8,707	8,853	8,512	8,908	8,803	9,159	9,314	9,473	1.3%
Refined Products	1,519	1,691	1,787	2,014	2,210	2,284	2,448	2,510	2,565	2,650	2,724	6.0%

Total	9,813	10,138	10,413	10,721	11,063	10,796	11,356	11,313	11,724	11,964	12,197	2.2%

Average Voyage Lengths (Miles)
Crude Oil	4,060	4,069	4,135	4,142	4,194	4,203	4,312	4,332	4,414	4,461	4,500	1.0%
Refined Products	2,385	2,430	2,415	2,729	2,787	2,739	2,772	2,752	2,737	2,772	2,800	1.6%

Source: Drewry

          The changes that have taken place in refined product tanker trade and ton-mile demand between 2004 and 2014 are illustrated in the chart below. Drewry estimates that continued growth at these historical levels is possible, but will be subject to global economic growth and a continuation of recent trade and refinery trends.

Refined Product Tanker Trade & Demand

Source: Drewry

The Main Tanker Types and Trading Routes

          The tanker fleet can be divided into four main vessel types, with sub-types depending on vessel size, tank type and International Maritime Organisation (IMO) status. The principal characteristics of the fleet are summarized in the table below.

 Main Tanker Types and Trading Routes

Type/Sub-Type	Size (dwt)	Avg Tank Size (cbm)	Tank Type	IMO Certification	Main Cargoes Carried	Typical Use
Crude
ULCC	320,000+	>3,000	Uncoated	Non IMO	Crude Oil	Typically 300,000 to 320,000 dwt or approximately two million barrels. VLCCs generally trade on long-haul routes from the Middle East and West Africa to Asia, Europe and the U.S. Gulf or the Caribbean. Tankers in excess of 320,000 dwt are sometimes known as ULCCs, although this report includes them within the VLCC category.
VLCC	200-319,999	>3,000	Uncoated	Non IMO	Crude Oil
Suezmax	120-199,999	>3,000	Uncoated	Non IMO	Crude Oil	Typically 150,000 to 160,000 dwt or approximately one million barrels. Suezmax tankers are engaged in a range of crude oil trades across a number of major loading zones. A small proportion of the Suezmax fleet is dedicated to shuttle duties, moving oil from offshore production systems to land based storage and refinery locations.
Aframax	80-119,999	>3,000	Uncoated	Non IMO	Crude Oil & Dirty Products	Approximately 800,000 barrels. Employed in shorter regional trades, mainly in Northwest Europe, the Caribbean, the Mediterranean and Asia. Aframax tankers can be both coated and uncoated, and it is uncoated ships which are engaged in crude oil trades.
Panamax	55-79,999	>3,000	Uncoated	Non IMO	Crude Oil & Dirty Products	Approximately, 350,000 to 500,000 barrels. Panamax tankers operate in more specialized trading spheres as they are designed to take advantage of port restrictions affecting larger vessels in North and South America and therefore generally trade in these markets.
Products
Long Range 2 (LR2)	80,000+	>3,000	Coated	Non IMO	Clean & Dirty Products	Short- to medium-haul crude oil and refined petroleum products transportation from the North Sea or West Africa to Europe or the East Coast of the United States, from the Middle East Gulf to the Pacific Rim and on regional trade routes in the North Sea, the Caribbean, the Mediterranean and the Indo-Pacific Basin.
Long Range 1 (LR1)	55-79,999	>3,000	Coated	Non IMO	Clean & Dirty Products	Short- to medium-haul crude oil and refined petroleum products transportation worldwide, mostly on regional trade routes.
Medium Range 2 (MR2)	40-54,999	>3,000	Coated	Non IMO	Clean & Dirty Products	Flexible vessels involved in medium-haul petroleum products trades in both in the Atlantic Basin and the growing intra-Asian/Middle East/Indian Sub Continent trades.
Medium Range 1 (MR1)	25-39,999	>3,000	Coated	Non IMO	Clean & Dirty Products
Handy	10-24,999	>3,000	Coated	Non IMO	Clean & Dirty Products	Short-haul refined petroleum products, usually on local or regional trade routes.
Product/Chemical
Long Range 1 (LR1)	55-79,999	>3,000	Coated	IMO 2 & 3	Clean Products, Chems & Veg Oils	As Products, but with some employment in easy chemicals.
Medium Range 2 (MR2)	40-54,999	>3,000	Coated	IMO 2 & 3	Clean Products, Chems & Veg Oils	As Products, but with some employment in easy chemicals.
Medium Range 1 (MR1)	25-39,999	>3,000	Coated	IMO 2 & 3	Clean Products, Chems & Veg Oils	As Products, but with some employment in easy chemicals.
Handy	10-24,999	>3,000	Coated	IMO 2 & 3	Clean Products, Chems & Veg Oils	As Products, but with some employment in easy chemicals.
Chemical
Medium Range 2 (MR2)	40-54,999	<3,000	Stainless/Coated	IMO 1, 2 &3	Chems, Veg Oils, & Clean Products	Worldwide chemical trades.
Medium Range 1 (MR1)	25-39,999	<3,000	Stainless/Coated	IMO 1, 2 &3	Chems, Veg Oils, & Clean Products	Worldwide chemical trades.
Handy	10-24,999	<3,000	Stainless/Coated	IMO 1, 2 &3	Chems, Veg Oils, & Clean Products	Short-haul chemical trades, usually on local or regional trades.
Small	1-9,999	<3,000	Stainless/Coated	IMO 1, 2 &3	Chems, Veg Oils, & Clean Products	Local and regional chemical trades.

Source: Drewry

          The main routes where VLCC and Aframax crude oil tankers are deployed are shown in the map below.

 Main Crude Tanker Trading Routes

Source: Drewry

          Drewry calculates that imports to China from exporters in South America and West Africa have expanded rapidly during the last decade. Given the long-haul nature of these trades, these changes have more than offset the loss of demand on the more traditional routes from the Middle East to the United States and Europe.

Major Seaborne Refined Products Trades

Source: Drewry

The Tanker Fleet

          Ship supply is determined by the size of the existing fleet, measured in terms of dwt in the case of oil tankers. Changes in supply are influenced by a variety of factors, including the size of the existing fleet by number and ship size, the rate of deliveries of newbuildings from the vessel orderbook, and the rate of removals from the fleet through scrapping, loss, conversion and regulatory obsolescence. Other factors, such as port congestion and vessel speeds, also affect ship supply.

          Supply growth in the tanker sector began to moderate in 2013 and the total gross tanker fleet grew by just 0.6% in 2014. New tanker orders in the period between 2010 and 2014 were limited due to lack of available bank financing and a weak freight rate environment. In March 2015, the total oil tanker orderbook had shrunk to just 15.2% of the existing total oil tanker fleet, compared with nearly 50% of the existing fleet at the recent peak in 2008.

          Although new ordering picked up in the tanker sector in 2014, Drewry believes that supply growth is likely to be moderate in 2015 and 2016 due to the low level of new orders that were placed in 2012 and 2013 and limited shipyard newbuilding capacity during this period. The net annual changes in the size of the total tanker fleet that have taken place since 2004 are shown in the chart below.

Net Changes (%) in the Size of the Tanker Fleet(1)

(1)
Based on dwt.

Source: Drewry

          As of March 31, 2015, the oil tanker fleet comprised 3,191 ships with a combined capacity of 425 million dwt. This fleet excludes chemical tankers trading in refined products at that date, but includes product/chemical tankers. In 2014, the tanker fleet grew by just 0.5% in terms of dwt, creating an imbalance between demand that has been rising at higher rates, and driving the improvement of the tanker market in recent periods.

          The split between crude and refined product tankers (which include product/chemical tankers) is shown in the table below.

The Oil Tanker Fleet as of March 31, 2015

Vessel Type	Deadweight Tons (Dwt)	Number of Vessels	% of Fleet	Capacity M Dwt	% of Fleet
Crude Tankers
VLCC	200,000+	635	33.0	195.2	55.7
Suezmax	120-199,999	483	25.1	74.9	21.4
Aframax	80-119,999	680	35.4	73.2	20.9
Panamax	55-79,999	88	4.6	6.1	1.8
Handymax	10-54,999	36	1.9	0.8	0.2

Total Crude Fleet		1,922	100.0	350.3	100.0

Product Tankers
Long Range 2 (LR2)	80,000+	222	17.5	24.7	33.2
Long Range 1 (LR1)	55-79,999	296	23.3	21.7	29.1
Medium Range 2 (MR2)	40-54,999	453	35.7	21.2	28.5
Medium Range 1 (MR1)	25-39,999	137	10.8	4.6	6.2
Handy	10-24,999	161	12.7	2.3	3.0

Total Product Fleet		1,269	100.0	74.5	100.0

Total Fleet
VLCC(1)	200,000+	857	26.9	219.9	51.8
Suezmax(2)	120-199,999	779	24.4	96.6	22.7
Aframax(3)	80-119,999	1133	35.5	94.4	22.2
Panamax(4)	55-79,999	225	7.1	10.7	2.5
Handy/Handymax(5)	10-54,999	197	6.2	3.1	0.7

Total Tanker Fleet		3,191	100.0	424.8	100.0

(1)
All vessels above 200,000 dwt.

(2)
All vessels between 120-199,999 dwt.

(3)
Aframax crude tankers plus LR2 product tankers.

(4)
Panamax crude tankers plus LR1 product tankers.

(5)
Handymax crude tankers plus MR & Handy product tankers.

(Totals may not tally due to rounding)

Source: Drewry

          The average age of the ships in service on March 31, 2015 was 10.5 years. Future supply will be affected by the size of the newbuilding orderbook, which is indicative of how vessel supply will develop in the short to medium term. As of March 31, 2015, the total tanker orderbook for all vessels above 10,000 dwt was 427 vessels of 64.6 million dwt.

Oil Tanker Orderbook and Scheduled Year of Delivery: March 31, 2015

						Scheduled Deliveries
		Orderbook		% Fleet
	Deadweight Tons (Dwt)					2015 No	2016 No	2017 No	2018+ No
Vessel Type		No	M Dwt	No	Dwt
Crude Tankers
VLCC	200,000+	100	31.3	15.7	16.0	25	52	20	3
Suezmax	120-199,999	76	11.9	15.7	15.9	8	32	32	4
Aframax	80-119,999	52	5.8	7.6	7.9	7	24	13	8
Panamax	55-79,999	6	0.4	6.8	6.9	3	3	0	0
Handymax	10-54,999	10	0.4	27.8	46.5	1	7	2	0

Total Crude Fleet		244	49.8	12.7	14.2	44	118	67	15

Product Tankers
Long Range 2 (LR2)	80,000+	76	8.7	34.2	35.2	34	32	10	0
Long Range 1 (LR1)	55-79,999	42	3.1	14.2	14.3	4	27	11	0
Medium Range 2 (MR2)	40-54,999	51	2.5	11.3	11.8	35	13	0	3
Medium Range 1 (MR1)	25-39,999	11	0.4	8.0	9.0	2	6	3	0
Handy	10-24,999	3	0.1	1.9	3.7	3	0	0	0

Total Product Fleet		183	14.8	14.4	19.9	78	78	24	3

Total Fleet
VLCC(1)	200,000+	176	40.0	20.5	18.2	59	84	30	3
Suezmax(2)	120-199,999	118	15.0	15.1	15.5	12	59	43	4
Aframax(3)	80-119,999	103	8.3	9.1	8.8	42	37	13	11
Panamax(4)	55-79,999	17	0.8	7.6	7.8	5	9	3	0
Handy/Handymax(5)	10-54,999	13	0.5	6.6	15.2	4	7	2	0

Total Tanker Fleet		427	64.6	13.4	15.2	122	196	91	18

(1)
All vessels above 200,000 dwt.

(2)
All vessels between 120-199,999 dwt.

(3)
Aframax crude tankers plus LR2 product tankers.

(4)
Panamax crude tankers plus LR1 product tankers.

(5)
Handymax crude tankers plus MR & Handy product tankers.

Source: Drewry

          The orderbook as a percentage of the existing fleet for all tankers above 10,000 dwt was 15.2% by dwt, compared with a recent high of just under 50% in 2008. As the following chart indicates the ratio of the orderbook to the existing fleet has declined for all of the main vessel segments. This is important as the size of the orderbook is typically a useful indicator of likely changes in supply in the short to medium term.

Oil Tanker Orderbooks/Percent Existing Fleet(1)

(1)
As of March 2015, based on dwt.

Source: Drewry

          Based on scheduled deliveries, 16.0 million dwt of new tanker tonnage should be delivered to the fleet in the remainder of 2015 and a further 30.9 million dwt in 2016. In recent years, however, the orderbook has been affected by the non-delivery of vessels (sometimes referred to as "slippage"). Some of this slippage resulted from delays, either through mutual agreement or through shipyard problems, while some was due to vessel cancellations. Slippage is likely to remain an issue going forward and based on the evidence of previous years, as much as 30% of the tonnage that is scheduled to be delivered in any one year is likely to be delayed. As such, it will be a further factor moderating fleet growth.

          Tanker supply is also affected by vessel scrapping or demolition and the removal of vessel through loss and conversion. As an oil tanker ages, vessel owners often conclude that it is more economical to scrap a vessel than to upgrade the vessel to maintain its "in-class" status. Often, particularly when tankers reach approximately 25 years of age (less in the case of larger vessels), the costs of conducting the class survey and performing required repairs become economically inefficient. In addition, in the case of oil tankers, there is also the current requirement to retrofit ballast water management systems to existing vessels. For a MR2 tanker, the cost could be as much as $2 million and for a VLCC it will be closer to $3 million. Additional expenditure of this kind will be another factor impacting the decision to scrap older vessels.

          In addition to vessel age, scrapping activity is influenced by freight markets. During periods of high freight rates, scrapping activity will decline and the opposite will occur when freight rates are low. This is evident from the chart below, which shows the trend in oil tanker scrapping between 2004 and March 2015.

Oil Tanker Scrapping
('000 Dwt)

Source: Drewry

The Oil Tanker Freight Market

Oil Tanker Freight Rates

          TCE is the measurement that describes the earnings potential of any spot market voyage based on the quoted Worldscale rate. Worldscale is the tanker industry's standard reference for calculating freight rates. A voyage calculation is then performed which removes all expenses (port costs, bunkers and commission) from the gross revenue, resulting in a net revenue which is then divided by the total voyage days, which includes the days from discharge of the prior cargo until discharge of the cargo for which the freight is paid (at sea and in port), to give a daily TCE rate.

          The supply and demand for tanker capacity influences tanker charter hire rates and vessel values. In general, time charter rates are less volatile than spot rates as they reflect the fact that the vessel is fixed for a longer period of time. In the spot market, rates will reflect the immediate underlying conditions in vessel supply and demand and are thus more prone to volatility. Small changes in tanker utilization have historically led to relatively large fluctuations in tanker charter rates for large crude oil tankers and more moderate price volatility for the small and medium classes.

          The table below illustrates changes in TCE rates for a range of tanker sizes in the period from 2004 to March 2015.

TCE Spot Rates: 2004-2015
(US$/Day—Period Averages)

Year Period Average	MR2 Caribs-USAC	LR1 AG-Japan (Clean)	Aframax NWE-NWE	VLCC AG—Japan
2000	14,833	24,392	40,375	52,450
2001	18,042	32,833	35,308	37,150
2002	10,108	16,517	22,800	21,667
2003	17,242	25,392	41,883	49,342
2004	24,558	33,050	55,408	95,258
2005	24,125	37,650	57,517	59,125
2006	20,425	26,533	47,067	51,142
2007	18,575	24,200	41,975	45,475
2008	23,442	34,692	56,408	86,708
2009	9,467	14,042	19,883	29,483
2010	11,808	12,083	27,900	39,767
2011	7,942	650	12,267	10,342
2012	5,833	3,000	10,583	13,058
2013	7,708	3,700	13,025	12,575
2014	7,533	7,375	34,033	25,283
2015(1)	18,100	19,700	40,500	60,400
2011 - 2014
Average	7,910	4,292	19,214	17,388
Low	–4,700	–5,700	3,600	–7,400
High	30,200	17,800	76,000	85,600

Rates for VLCC—Middle East—Japan; Aframax—N.W. Europe-N.W. Europe; LR1 Middle East—Japan (Products); MR Caribs—USAC

TCE rates are based on normal sailing speeds/consumption. In weak freight markets this can theoretically lead to negative rates, but in most cases this is avoided by reducing sailing speeds and fuel consumption.

(1)
January to March 2015.

Source: Drewry

Oil tanker freight rates have increased significantly in recent months due to a number of factors, including:

  (i)
  increased global demand for oil driven by non-OECD emerging markets;

  (ii)
  longer voyage distances as a result of changing oil trading patterns;

  (iii)
  moderate growth in vessel supply as a result of a declining tanker orderbook; and

  (iv)
  increased demand for large tankers to be used for oil storage duties.

          These factors have combined to increase vessel utilization rates, the result of which is much stronger freight rates. For example, in the first three months of 2015 TCE rates for a VLCC averaged $60,400/day, compared with an average of $24,000/day for the first three months of 2014.

          From 2003 to 2008, spot rates for most tanker sizes were high, reflecting the fact that buoyant demand for oil and increased seaborne movements of oil generated additional demand for tanker capacity, coupled with limited newbuilds that helped keep supply low. This led to a tighter balance between vessel demand and supply and, consequently, rising freight rates.

          When the world economy went into recession in the second half of 2008 and demand for oil fell, the negative impact on tanker demand was rapid. With supply at the same time increasing at a fast pace, falling utilization levels pushed tanker freight rates downwards in 2009. A modest recovery took place in the early part of 2010, but this was short-lived and rates fell once more in 2011. In 2012, there was a small recovery in rates, but 2013 proved to be another period of weak rates.

          At times during 2013, TCE rates for some vessel sizes were close to or in negative net returns, although in practice, the use of slow steaming to reduce bunker consumption and triangulation (a combined laden voyage pattern) resulted in positive earnings in most cases. Triangulation in effect reduces the amount of time a vessel will spend sailing in ballast (empty) and seeks to maximize the amount of time it is carrying revenue generating cargo. Although quite volatile at times, rates were generally stronger in 2014, especially in the closing months of the year. The rise in rates can be attributed to stronger vessel demand, virtually zero growth in fleet supply and more positive market sentiment. In the opening months of 2015, rates have been maintained at high levels and for most tanker sizes, average earnings in the first three months of the year were at least double the average for 2014 as a whole.

          Time charter rates have generally moved in a manner similar to the spot market. They also started to firm in the last quarter of 2014, although one-year rates for all vessel classes are well below recent peaks.

Newbuilding Prices and Secondhand Values

          Vessels are constructed at shipyards of varying size and technical sophistication. The actual construction of a vessel can take place in 9 to 12 months and can be partitioned into five stages: contract signing, steel cutting, keel laying, launching and delivery. The amount of time between signing a newbuilding contract and the date of delivery is usually at least 16-20 months, but in times of high shipbuilding demand, it can extend to two to three years.

          Newbuilding prices for tankers of all sizes rose steadily between 2004 and mid-2008. This was due to a number of factors, including high levels of new ordering, a shortage in newbuilding capacity during a period of high charter rates, and increased shipbuilders' costs as a result of strengthening steel prices and the weakening U.S. dollar. Prices weakened in 2009, however, as a result of a downturn in new ordering and remained weak until the second half of 2013, when they slowly started to rise. For most of 2014, prices were broadly flat, and remained below long-term averages in early 2015.

Secondhand Values

          The secondhand market for tankers is relatively liquid with vessels changing hands between owners on a regular basis. Secondhand prices are generally influenced by potential vessel earnings, which in turn are influenced by trends in the supply of and demand for shipping capacity.

          The improvement in freight rates and more positive market sentiment have had a beneficial impact on secondhand vessel values. For example, in March 2015, a five-year-old VLCC was valued at $81 million, compared with $70.5 million in March 2014. However, current secondhand tanker values remain below long term averages.

          Secondhand values reflect prevailing and expected charter rates, albeit with a lag. During extended periods of high charter rates, vessel values tend to appreciate and vice versa. Vessel values are also influenced by other factors including the age of the vessel. Values for young vessels (approximately five years old or less) are also influenced by newbuilding prices. While values for vessels in excess of 25 years old and near the end of their useful economic life are influenced by the value of steel scrap.

          In addition, values for younger vessels tend to fluctuate less on a percentage basis than values for older vessels. This is attributed to the finite useful economic life of older vessels which makes the value of younger vessels, with commensurably longer remaining economic lives, less susceptible to the level of prevailing and expected charter rates in the short term.

          The charts that follow illustrate the trend in newbuilding prices and secondhand values for two different types of tanker—MR2 and VLCC—in the period from 2004 to March 2015.

MR2 Oil Tanker—Newbuilding Price & Secondhand Value	VLCC Oil Tanker—Newbuilding Price & Secondhand Value
(US$ Million)	(US$ Million)

Source: Drewry

LNG

Overview of Natural Gas Market

          Natural gas is one of the key sources of global energy, together with oil, coal and nuclear power. In the last three decades, demand for natural gas has grown faster than the demand for any other fossil fuel. Since the early 1970s, natural gas's share of total global primary energy consumption has risen from 18% in 1970 to a provisional 25% in 2013.

 Natural Gas Share of Primary Energy Consumption: 1970-2013
(%—Based On Million Tons Oil Equivalent)

(1)
Provisional assessment

Source: Industry sources, Drewry

          Natural gas has a number of advantages that make it a competitive energy source. It is used principally in power generation (electricity) and for heating, and is abundant, with worldwide reserves estimated at 208 trillion cbm, enough for 250 years of supply at current rates of consumption.

          To turn natural gas into a liquefied form, natural gas must be super cooled to a temperature of approximately minus 260 degrees Fahrenheit. This process reduces the gas to approximately 1/600th of its original volume in a gaseous state. Reducing the volume enables economical storage and transportation by ship over long distances. LNG is transported by sea in specially-built double-hulled vessels with insulated tanks to a receiving terminal, where it is unloaded and stored in insulated tanks.

LNG Supply

          In February 2015, world LNG production capacity was approximately 317 million tons per annum, with a further 129 million tons of production capacity under construction. In addition, there are a number of planned developments, which, if they were all completed, would more than double global world LNG production capacity.

 World LNG Production Capacity—February 2015
(Million Tons Per Annum)

	Current	Under Construction	Planned	Speculative	Total
Africa	72.3		46.9	30.8	150.0
Asia / Australasia	108.6	63.9	31.9	35.0	239.4
Europe	4.5			4.0	8.5
Former Soviet Union	9.6	16.5	20.1	34.8	81.0
Latin America	19.4	0.5	4.2	22.8	46.9
Middle East	100.5		13.8	28.2	142.5
North America	1.6	47.7	91.7	153.6	294.6

Total	316.5	128.6	208.6	309.2	962.9

Source: Drewry

          Generally, a pipeline is the most economical way of transporting natural gas from a producer to a consumer, provided that an existing pipeline is not too distant from the natural gas reserves. For some areas, however, such as the Far East, the lack of an adequate pipeline infrastructure means that natural gas must be transported by sea after being turned into LNG, as this is the only economical and feasible way it can be transported over long distances.

          Drewry estimates that international trade volumes in natural gas more than doubled between 2000 and 2013, and during this period LNG trade increased by 133%.

The LNG Fleet

          The cargo capacity of an LNG carrier is measured in cbm. As of March 31, 2015, the worldwide fleet totaled 397 ships with a combined capacity of 60.1 million cbm. The orderbook consists of 134 ships with a combined capacity of 22.3 million cbm, equivalent to 37% of the existing fleet. The breakdown of the March 31, 2015 fleet by vessel size is shown below.

The LNG Fleet by Vessel Size: March 31, 2015

Size	No.	000 Cbm
18-49,999 cbm	6	118
50-74,999 cbm	3	205
75-124,999 cbm	8	725
125-149,999 cbm	220	30,477
150-199,999 cbm	116	18,476
200-219,999 cbm	30	6,391
220,000+ cbm	14	3,715

Total	397	60,108

Source: Drewry

          Due to their design, their high-quality construction and the non-corrosive nature of LNG, LNG carriers tend to have longer trading lives than those of oil tankers; it is not unusual to see ships older than 35 years still in service. LNG carriers also tend to be employed under long term contracts.

Offshore

          The first offshore oil well was drilled in the Gulf of Mexico in 1947, but it was not until the 1960s that production from offshore oil fields began to have an impact on the global crude market, first in the Arabian Gulf and Gulf of Mexico, and later in the North Sea and other regions of the world. As a result, oil production from offshore oil and gas fields has increased rapidly. Offshore oil now accounts for approximately one-third of global oil supply, and offshore activity occurs in most regions of the world.

          There are a variety of vessel types involved in the offshore oil sector ranging for mobile drilling rigs to floating production and storage ("FPS") units; floating, production, storage and offloading units ("FPSO") and floating storage offloading units.

The Offshore Floating Storage Market

          Floating storage offshore units provide storage and offloading and are general used with mobile offshore production units, fixed platforms and floating production units such as tension leg platforms. They are also used as export and offshore storage for land-based production fields and as storage, blending and transhipment terminals for crude and refined oil products.

          Floating storage offshore units can be simple tankers with few modifications to extensively modified VLCC/ULCC tankers and purpose built units. Capacity of individual units ranges from 60,000 to 3 million barrels.

          As of March 31, 2015, there were 240 floating storage offshore units of various categories in service and 38 either laid-up or undergoing repair and maintenance.

The Floating Storage Offshore Fleet as of March 31, 2015

	CFPU	FPDSO	FPSO	FPU	FSO	FSRU	FSU	LNG/FSU	LPG/FPSO	LPG/FSO	Total
Africa			36	3	15		2		1	2	59
Australia			9		2					1	12
Caspian Sea					2						2
Far East			12		6						18
Middle East					5	1	1				7
North America			5	1	1					1	8
North Europe	1		21		4	2	4				32
South Americ	1	1	39		3	2					46
South Asia			4		1						5
Southeast Asia			16		30	1	1	2		1	51

Total	2	1	142	4	69	6	8	2	1	5	240

Source: Drewry

          The top four regions for floating storage offshore units are Africa (25%), Southeast Asia (21%), South America (19%) and North Europe (19%). Floating storage offshore units are well suited to areas without infrastructure and where the production units have no storage capacity. They can also be moored at almost any water depth and can be easily relocated to other sites.

 The Floating Storage Offshore Orderbook as of March 31, 2015

	Delivery Schedule
Type/Year	2015	2016	2017	2018	Total
CFPU	1				1
FPSO		5	5	4	14
FPU		2			2
FSO	1				1
FSRU	2	1			3
FSU	1		1		2
LNG/FPSO	2		1	1	4

Grand Total	7	8	7	5	27

Source: Drewry

          There are currently 27 offshore units on order, and a significant number of these will be converted from existing tankers. Offshore vessels are employed on medium- to long-term contracts.

BUSINESS

Our Company

          We are a leading provider of ocean transportation services for crude oil and refined petroleum products, and the only major tanker company operating in both the U.S. Flag and International Flag markets. We own or operate a fleet of 80 double-hulled vessels, including 56 vessels that operate in the International Flag market and 24 vessels that operate in the U.S. Flag market. We serve a diverse group of customers, including major independent and state-owned oil companies, oil traders and refinery operators, and have a reputation in the industry for excellent service. We have a long history of operations in the markets that we serve, initiated in 1948 by our predecessor company, and were first listed on the New York Stock Exchange in 1970.

          We operate our vessels in two strategic business units: we serve the U.S. Flag market through our subsidiary OBS and the International Flag market through our subsidiary OIN:

  •
  U.S. Flag.  Through OBS, we are currently the largest operator of Jones Act vessels in our market by both number of vessels and dwt, have a strong presence in all U.S. coastal regions and are the only operator of Jones Act shuttle tankers. Our 24-vessel U.S. Flag fleet includes tankers and ATBs, of which 22 operate under the Jones Act and two operate internationally in the MSP. The Jones Act requires all vessels transporting cargo between U.S. ports to be built in the United States, registered under the U.S. Flag, manned by U.S. crews, and owned and operated by U.S.-organized companies that are controlled, and at least 75% owned, by U.S. Citizens (as defined under the Jones Act), conditions that limit direct foreign competition. Revenues from our U.S. Flag fleet, derived predominantly from medium-term time charters, were $111 million in the first three months of 2015 and $414 million in 2014, or 50% and 54%, respectively, of our consolidated TCE revenues.

  •
  International Flag.  Our 56-vessel International Flag fleet includes ULCC, VLCC, Aframax and Panamax crude tankers and LR1, LR2 and MR product carriers, as well as the vessels operated by our two JVs. Revenues from our International Flag fleet, derived predominantly through spot market voyage charters, were $110 million in the first three months of 2015 and $347 million in 2014, or 50% and 46%, respectively, of our consolidated TCE revenues. Through the JVs, we have ownership interests in two businesses — two FSOs and four LNG carriers. In 2014, we received $35 million in distributions from our interests in the JVs, who operate under time charters expiring in 2017 and 2032–2033, respectively.

          We believe our unique position in both the U.S. Flag and International Flag markets enables us to pursue an overall chartering strategy that seeks an optimal blend of medium-term time charters and spot rate exposure. In addition, we seek to actively manage the composition of our U.S. Flag and International Flag fleets through acquisitions and dispositions while maintaining an appropriate scale and age profile, with a focus on acquiring high-quality secondhand vessels and existing newbuild contracts. We plan to use the proceeds of this offering for general corporate purposes, including the further expansion and renewal of our fleet.

Competitive Strengths

          Our competitive strengths position us as a leader in the U.S. and International Flag tanker markets, provide us with profitable and differentiated chartering and strategic opportunities due to our size and global presence, enable us to consistently generate cash flows across market cycles, and drive our primary objective of maximizing shareholder value.

Leading operator of U.S. Flag and International Flag vessels.

          We are one of the largest and most experienced owners and operators of modern crude and refined product transport vessels in the world, the only major tanker company operating in both the U.S. Flag and International Flag markets, and the largest in our Jones Act market. Our 80-vessel fleet had an operating carrying capacity of 7.5 million dwt and 864,800 cbm as of March 31, 2015. Our U.S. Flag fleet comprises 14 MR tankers and 10 ATBs, including 22 Jones Act vessels and two tankers that participate in the MSP and trade in the international market. Our International Flag fleet comprises 21 MR tankers, 12 Panamax/LR1s, eight Aframaxes/LR2s, eight VLCCs and one ULCC. The weighted-average age (by carrying capacity) of our total owned and operated fleet was 9.8 years as of March 31, 2015. Our JV Vessels comprise a 49.9% ownership interest in four LNG Carriers and a 50.0% ownership interest in two FSO vessels, which are integral to their customers' operations and have historically had high levels of performance. Forty of our tankers (26 International Flag and 14 U.S. Flag) can be shifted between the crude oil and refined product trades depending on market conditions. This provides us with flexibility to employ our vessels in the most attractive market segments. We believe the scale, flexibility and diversity of our fleet enable us to capitalize on chartering opportunities that are not available to many vessel owners with smaller or less-diverse fleets.

U.S. Flag fleet holds the leading position in our sector of the Jones Act market.

          We are the largest operator of Jones Act crude and refined product transport vessels in the coastwise trades by both number of vessels and dwt, with a strong presence in all U.S. coastal regions and the largest and most modern tanker fleet in the Jones Act market we serve. In addition, we are the only Jones Act operator of shuttle tankers and the sole licensed participant in the strategic Delaware Bay lightering trade. The Jones Act market is legislatively protected from direct foreign competition, and has in recent years demonstrated a high level of stable revenue from fixed rate time charters. Our 24 U.S. Flag vessels are employed on such time charters or fixed price/fixed volume COAs with an average remaining term of 2.5 years as of March 31, 2015. We have a long history of providing the commercial and technical management for our U.S. Flag vessels, and our scale in the sector enables us to provide these vessels with high-quality management services on a cost-competitive basis. We believe our long-term commitment to the Jones Act market, large and differentiated fleet and exposure to all major U.S. coastwise trade routes (including the shuttle tanker and Delaware Bay lightering trades) provide significant value to our U.S. Flag customers and are a principal reason they use our services.

Large and diverse International Flag fleet is well-positioned to benefit from improving market fundamentals.

          We own and operate one of the largest fleets of international crude and product tankers worldwide. Our International Flag fleet trades predominantly in the spot market, generally through commercial pools, which facilitate deployment of our vessels globally. Commercial pools allow shipowners to collectively achieve scale in a particular vessel class without requiring large capital commitments from any individual owner. We participate in commercial pools because we believe that combining vessels of similar size and capability in an integrated system creates scale and offers our customers greater flexibility and higher service levels, and were a founding member of two of the largest commercial pools in which we participate, the TI pool and the PI pool. The size and scope of these commercial pools enable us to secure greater utilization through more backhaul voyages and COAs, reduced waiting time and shorter ballast voyages, thereby generating higher TCE revenues than otherwise might be obtainable in the spot market. As of March 31, 2015, 34 out of 56 of our International Fleet vessels participated in five commercial pools. The international spot charter market has recently shown significant improvement, with our International Flag fleet's spot charter rates increasing from an average blended TCE rate of $15,400/day for the first quarter of 2013 to $21,800/day for the first quarter of 2014, and $27,800/day for the first quarter of 2015. We believe that our exposure to the spot market and participation in leading commercial pools position us to take advantage of improving market fundamentals.

Long-standing reputation for service excellence and high-quality customers.

          We believe we have a leading reputation in our industry for service excellence, vessel quality and expert technical operations. Our proven track record of safe, reliable and efficient operations and our diverse and versatile fleet enable us to retain and grow our long-term customer relationships and to attract high-quality customers. We maintain extensive long-term relationships with major independent and state-owned oil companies, oil traders and refinery operators, some of whom we have served for more than 20 years, including in some cases through commercial pools. Our blue-chip energy customers include Tesoro, Marathon, Petrobras, BP, Phillips 66 and Royal Dutch Shell. We believe our customers choose us based on our demonstrated capability to meet or exceed their expectations for service, transparency, safety and environmental compliance.

Strong balance sheet, significant liquidity and flexible financial profile.

          We generate significant cash flows through our complementary mix of time charters and international spot rate exposure. Our contracted revenues, coupled with the spot rate exposure of our International Flag fleet, provide us with a significant opportunity to further strengthen our balance sheet. As of March 31, 2015, we had total debt outstanding of $1.67 billion and a total debt to total capitalization of 56%. Our debt profile reflects minimal amortization requirements before 2018. As of March 31, 2015, we had total liquidity on a consolidated basis of $720 million, comprised of $595 million of cash (including $118 million of restricted cash, of which approximately $78 million is designated for use to renew our fleet or to repay debt) and $125 million of undrawn revolver capacity. The net proceeds from this offering will further improve our liquidity position, and we expect to have $              million of total liquidity following this offering (assuming an initial public offering price of $             per share, the midpoint of the price range on the cover of this prospectus), a portion of which we may use to renew and expand our existing fleet. We generated $299 million of Adjusted EBITDA during 2014 and $114 million of Adjusted EBITDA during the first quarter of 2015, reflecting $761 million and $222 million of TCE revenues, respectively. See "Summary Financial and Other Data." We believe we can maintain our financial strength, flexibility and strong balance sheet, based on our contracted revenue and our conservative capital structure.

Strong corporate governance and an experienced management team.

          We are led by long-tenured executives with significant experience. We are incorporated in Delaware, maintain what we consider to be industry-leading U.S. corporate governance practices, have a strong and independent Board of Directors and have been a public company in the United States since 1970. Our President and CEO, Captain Ian T. Blackley, has over 40 years of maritime industry experience and 24 years of experience with us. He previously served as our CFO and Senior Vice President and Head of International Shipping. Our Senior Vice President and CFO, Rick F. Oricchio, worked for 30 years at Deloitte, LLP prior to joining us in 2015, the last 23 years as a partner. During the last two years of his tenure at Deloitte, Mr. Oricchio served as our senior tax advisor. Our U.S. Flag and International Flag fleets are headed by a team of seasoned employees with considerable shipping industry experience. Our Co-President and head of OIN, Lois K. Zabrocky, started her career at sea and has 23 years of experience with us, including previously serving as OIN's Chief Commercial Officer. Our Co-President and head of OBS, Henry P. Flinter, has 20 years of maritime experience and 13 years of experience with us, including previously serving as our Vice President of Corporate Finance and Vice President of Accounting. Before joining us in

2015, our Senior Vice President, Secretary and General Counsel, James D. Small III, worked at Cleary Gottlieb Steen & Hamilton LLP, where he developed significant experience over his 18-year career counseling on transactional and governance matters, including being an instrumental advisor to us during our bankruptcy process. We believe our management team's long and distinguished track record and our commitment to strong corporate governance practices represent a distinct competitive strength in the shipping industry.

Strategy

          Our primary objective is to maximize shareholder value by generating strong cash flows through the combination of contracted time charter revenues with the higher returns available from time to time in the spot market and from our participation in commercial pools; actively managing our fleet over the course of market cycles to increase investment returns and available capital; and entering into value-creating strategic transactions. The key elements of our strategy are:

Generate strong cash flows by capitalizing on our leading Jones Act market position, complementary time charter and spot market exposures, and long-standing customer relationships.

          We believe we are well-positioned to generate strong cash flows by identifying and taking advantage of attractive chartering opportunities in the U.S. and International Flag markets. We currently operate the largest and most modern tanker fleet in the U.S. Flag market, with a strong presence in all major U.S. coastwise trades, and our International Flag fleet maintains one of the largest global footprints in the tanker market. Our market position allows us to maintain our long-standing relationships with many of the largest multinational energy companies, which in some cases date back for more than 20 years. We will continue to pursue an overall chartering strategy which blends medium-term time charters that provide stable cash flows covering a majority of our fixed costs with spot rate exposure that provides us with higher returns when the more volatile spot market is stronger.

  •
  Generate stable cash flows through time charters.  We seek to employ our U.S. Flag vessels on medium-term time charters to maintain consistent and stable cash flows. The majority of our U.S. Flag vessels are employed on time charters or fixed price/fixed volume COAs. We also expect to continue to benefit from the strong cash flows provided by our MSP vessels and our JV ownership interests in two FSO vessels and four LNG Carriers. Additionally, the prevailing contango in crude oil pricing (when the future price of oil exceeds the current price of oil, encouraging the temporary storage of crude oil at sea) enabled us to place our ULCC, the Overseas Laura Lynn (the former TI Oceania), on an 11-month storage charter commencing April 2015, and we may seek to place other tonnage on time charters, for storage or transport, when we can do so at attractive rates.

  •
  Significantly enhance cash flows through spot market exposure and participation in commercial pools. We expect to continue to deploy our International Flag fleet on a spot rate basis to benefit from market volatility and what we believe are the traditionally higher returns the spot market offers compared with time charters. We believe this strategy presently offers significant upside exposure to the strengthening spot market and an opportunity to capture enhanced profit margins at times when vessel demand exceeds supply. We also anticipate continuing to use commercial pools as our principal means of participation in the spot market. We currently participate in five commercial pools — TI, SIGMA, HDT, PI and CPTA — each selected for specific expertise in its respective market. Our continued participation in these pools allows us to benefit from economies of scale and higher vessel utilization rates, resulting in TCE revenues that exceed those we believe could be achieved operating those vessels outside of a commercial pool.

Actively manage our fleet to maximize return on capital over market cycles.

          We plan to actively manage our fleet through opportunistic acquisitions and dispositions as part of our effort to achieve above-market returns on capital for our vessel assets. Using our commercial, financial and operational expertise, we plan to opportunistically grow our fleet through the timely and selective acquisition of high-quality secondhand vessels or existing newbuild contracts when we believe those acquisitions will result in attractive returns on invested capital and increased cash flow. We also intend to engage in opportunistic dispositions where we can achieve attractive values for our vessels relative to their anticipated future earnings from operations as we assess the market cycle. Taken together, we believe these activities will help us to maintain a diverse, high-quality and modern fleet of U.S. Flag and International Flag crude oil and refined product vessels with an enhanced return on invested capital. We believe our diverse and versatile fleet, our experience, and our long-standing relationships with participants in the crude and refined product shipping industry, position us to identify and take advantage of attractive acquisition opportunities in any vessel class and in either the international or Jones Act market.

Maintain a strong and flexible financial profile.

          We intend to maximize our financial returns by actively managing the capital devoted to the markets in which we operate and the complementary mix of time charter and spot contracts through which we deploy our vessels. The substantial contracted cash flows from our time charters cover the majority of our fixed costs and provide a hedge against times when spot market rates are weaker. This helps us to maintain significant liquidity throughout the cycle. Conversely, spot market exposure provides a significant opportunity to benefit during periods when spot market rates are stronger, thereby offering the opportunity to generate additional cash flow. We believe this complementary chartering approach will provide us with the flexibility to pursue attractive acquisition or strategic transaction opportunities, particularly at times when the market values of fleet assets may be below long-term averages due to changes in industry fundamentals.

Become a leader in the consolidation of the tanker industry.

          We expect the tanker industry to expand over the next several years as ton-mile demand for crude and product tankers grows and as the newbuilding orderbook is relatively low. Given the fragmented nature of the international tanker industry, we believe that we have an opportunity to complement the renewal and expansion of our fleet through selective transactions that will allow us to consolidate smaller owners into a larger and more efficient enterprise.

Customers

          Our customers include major independent and state-owned oil companies, oil traders, refinery operators and U.S. and international government entities. The U.S. Flag segment's top five customers comprised more than 55% of that segment's revenues during the three months ended March 31, 2015 and the year ended December 31, 2014.

Operations

Charter Types

          We employ our fleet through a combination of medium-term time charters, fixed price/fixed volume COAs, long-term charters and spot market voyage charters. For the year ending December 31, 2015, we expect our fleet to have approximately 26,100 available days for hire, of which approximately 40% are expected to be employed on fixed time charters (including one vessel on bareboat charter) and approximately 60% to be available for employment in the spot market.

Time Charter Market

          Our U.S. Flag vessels, JV Vessels and certain of our International Flag vessels are employed on time charters and fixed price/fixed volume COAs. Within a contract period, time charters provide a more predictable level of revenues. At present, our 24 U.S. Flag vessels are employed on medium-term time charters or fixed price/fixed volume COAs with a weighted-average remaining term of 2.7 years as of March 31, 2015, providing 96% coverage over the remaining nine months of 2015 and 68% coverage in 2016, excluding customer extension options. Coverage in each case represents the ratio of contracted days to total available days, after taking into account scheduled drydock periods. Our two FSO JV Vessels have charters that expire in mid-2017 (subject to renewal), and our four LNG JV Vessels are employed under 25-year time charters that expire in 2032–2033. We also recently placed our ULCC tanker on an 11-month time charter for storage, and may selectively seek to place other tonnage on time charters when we can do so at what we believe to be attractive rates. Time charters (including our bareboat charter), excluding fixed price/fixed volume COAs, constituted approximately 48% of our TCE revenues for the first quarter of 2015 and 51% of our 2014 TCE revenues.

Spot Market

          Our International Flag vessels are primarily employed in the spot market via market-leading commercial pools. A spot market voyage charter is a contract to carry a specific cargo from a load port to a discharge port for either an agreed rate per ton of cargo or a specified lump-sum dollar amount. Under spot charters, we pay (or the commercial pool in which our vessel is operating pays) voyage expenses such as port, canal and bunker costs. Spot rates have historically been volatile, and fluctuate due to seasonal changes and general supply and demand dynamics in the crude oil and refined products sectors. Although spot market revenue is less predictable, we believe our exposure to that market gives us the opportunity to capture enhanced cash flow and profit margins during periods when vessel demand exceeds supply, which typically leads to increases in vessel spot voyage charter rates. In addition, commercial pools allow shipowners to collectively achieve scale in a particular vessel class without requiring large capital commitments from any individual owner. We participate in commercial pools because we believe that combining vessels of similar size and capability in an integrated system creates scale and offers our customers greater flexibility and higher service levels. The size and scope of the commercial pools in which we operate enable us to secure greater utilization through more backhaul voyages and COAs, reduced waiting time and shorter ballast voyages, thereby generating higher TCE revenues than otherwise might be obtainable in the spot market. As of March 31, 2015, 41 of our 56 International Flag vessels participated in the spot market, with 34 vessels participating in five commercial pools and seven vessels managed through CMAs. Spot market voyage charters (including vessels operating in commercial pools), including fixed price/fixed volume COAs, constituted approximately 52% of our TCE revenues for the first quarter of 2015 and 49% of our 2014 TCE revenues.

Commercial Pools and other Commercial Management Arrangements

          To increase vessel utilization and revenues, we participate in commercial pools with other shipowners of well-maintained vessels of similar size and capabilities. We believe that combining a large number of vessels as an integrated transportation system creates scale and offers our customers greater flexibility and a higher level of service. The size and scope of these commercial pools enable us to secure greater utilization through more backhaul voyages and COAs, reduced waiting time and shorter ballast voyages, thereby generating higher TCE revenues than otherwise might be obtainable in the spot market. Commercial pools consist of experienced commercial operators, while technical management is performed or outsourced by each shipowner. The commercial pools collect revenue from customers, pay voyage-related expenses, and distribute

TCE revenues to the participants after deducting administrative fees, according to formulas based on the relative carrying capacity, speed and fuel consumption of each vessel. Commercial pools negotiate charters with customers primarily in the spot market.

          The International Flag business is now utilizing third-party managed commercial pools as the principal commercial strategy for our vessels. We currently participate in five commercial pools: the TI pool, the SIGMA pool, the HDT pool, the PI pool and the CPTA pool.

          Tankers International LLC, which is the manager of the TI pool, and Frontline Management (Bermuda) Ltd. ("Frontline") together formed VLCC Chartering Ltd., a new chartering joint venture that has access to the 54 vessels in the combined fleets of Frontline and the TI pool, including our vessels that are operating in the TI pool. VLCC Chartering Ltd. commenced operations on October 6, 2014. We believe that VLCC Chartering Ltd. will increase our fleet earnings potential while creating greater options for cargo end-users by allowing Tankers International LLC and Frontline to gain fleet efficiencies and enhance earnings by increasing cargo triangulation opportunities.

          We also employ third-party commercial managers on a limited basis for several of our ships in the spot market through CMAs. Under the CMAs, the manager collects revenue, pays for voyage related expenses, distributes the net proceeds of voyages for each individual ship under management and receives a management fee.

          The table below summarizes the commercial deployment of our International Flag conventional tanker fleet, which excludes our JV Vessels, as of March 31, 2015:

	Vessel Class
Commercial Manager	ULCC/VLCC	Aframax		Panamax	LR2		LR1	MR	Total
TI pool	6	—		—	—		—	—	6
SIGMA pool	—	4		—	—		—	—	4
PI pool	—	—		4	—		1	—	5
HDT pool	—	—		—	—		—	5	5
CPTA pool	—	—		—	—		—	14	14
Time/Bareboat charter-out	1	—		4	—		3	1	9
CMAs	2	3	(1)	—	1	(1)	—	1	7

Total	9	7		8	1		4	21	50

(1)
These vessels moved into commercial pools during the second quarter of 2015.

Fleet

Fleet Summary

          As of March 31, 2015, our operating fleet included 80 vessels, 57 of which were owned, 17 of which were chartered-in, and six in which we had an ownership interest through the JVs. Vessels chartered-in include bareboat charters and time charters. Our fleet list excludes vessels chartered-in where the duration of the charter was one year or less at inception. See "Prospectus Summary—Our Fleet—Vessel Summary."

          The bulk shipping of crude oil and refined petroleum products has many distinct market segments, based largely on the size and design configuration of vessels required and, in some cases, on the flag of registry. Freight rates in each market segment are determined by a variety of factors affecting the supply and demand for suitable vessels. Tankers, ATBs and product carriers are not bound to specific ports or schedules and therefore can respond to market opportunities by moving between trades and geographical areas. We operate our vessels in two strategic business units: we serve the U.S. Flag market through our subsidiary OBS and the International Flag market through our subsidiary OIN. Our U.S. Flag business operates as a single reportable segment. Our International Flag business includes two reportable segments: International Crude Tankers and International Product Carriers.

International Flag

          Our International Crude Tankers reportable business segment is made up of a ULCC and a fleet of VLCCs, Aframaxes, and Panamaxes engaged in the worldwide transportation of unrefined petroleum. Our International Product Carriers reportable business segment consists of a fleet of MRs, LR1s and an LR2 engaged in the worldwide transportation of crude and refined petroleum products. Our diverse International Flag fleet gives us the ability to provide a broad range of services to global customers.

          In the international market, refined petroleum product cargoes are transported from refineries to consuming markets characterized by both long- and short-haul routes. The market for these product cargoes is driven by global refinery capacity, changes in consumer demand and product specifications and cargo arbitrage opportunities. In contrast to the crude oil tanker market, the petroleum product trades are more complex due to the diverse nature of product cargoes, which include gasoline, diesel and jet fuel, home heating oil, vegetable oils and organic chemicals (e.g., methanol and ethylene glycols). The petroleum product trades require crews to have specialized certifications. Customer vetting requirements can be more rigorous and, in general, vessel operations are more complex due to the fact that refineries can be in closer proximity to importing nations, resulting in more frequent port calls and discharging, cleaning and loading operations than crude oil tankers. Most of our MR product carriers are IMO III compliant, allowing those vessels to carry edible oils, such as palm and vegetable oil, increasing flexibility when switching between cargo grades.

          In order to enhance vessel utilization and TCE revenues, we have deployed our international crude tankers and product carriers into various commercial pools, CMAs and time charters. See "—Operations—Commercial Pools and other Commercial Management Arrangements" above.

Joint Ventures

          The International Flag fleet also includes interests in the following joint ventures, which operate internationally:

  •
  We have a 50% interest in a joint venture with Euronav NV, which owns two FSO service vessels. MOQ awarded service contracts for the joint venture to provide two vessels to MOQ to perform FSO services in the Al Shaheen Field off the shore of Qatar. The service contracts on both FSO vessels expire in 2017.

  •
  We have a 49.9% interest in a joint venture with Qatar Gas Transport Company Limited (Nakilat), which owns four 216,000 cbm LNG Carriers. During 2007 and 2008, Qatar Liquefied Gas Company Limited (II) time chartered these LNG Carriers for twenty-five year periods, with customer options to extend.

U.S. Flag

          Our U.S. Flag fleet comprises 14 MR tankers and 10 ATBs, including 22 Jones Act vessels and two tankers that participate in the MSP and trade in the international market. The Jones Act requires all vessels transporting cargo between U.S. ports to be built in the United States, registered under the U.S. Flag, manned by U.S. crews, and owned and operated by U.S.-organized companies that are controlled, and at least 75% owned, by U.S. Citizens (as defined under the Jones Act). As a U.S.-based company, we are uniquely positioned among companies with an International Flag business to participate in the U.S. Jones Act shipping market, a market that is not available to our foreign-based competitors. We are one of the largest commercial owners and operators of Jones Act vessels and utilize the fleet across a range of services, including the following:

  •
  Alaskan North Slope Trade — We have a significant presence in the ANS trade through our 37.5% equity interest in ATC, a joint venture that was formed in 1999 among BP, Keystone Shipping Company and us to support BP's Alaskan crude oil transportation requirements. Our participation in ATC provides us with the ability to earn additional income (incentive hire) based upon ATC's meeting certain predetermined performance standards. Such income, which is included in equity in income of affiliated companies, amounted to $3.4 million in 2014, $3.6 million in 2013 and $3.4 million in 2012.

  •
  Maritime Security Program — Two reflagged U.S. Flag product carriers participate in the MSP, which is a program that makes militarily-useful privately-owned U.S. Flag vessels available to the U.S. Department of Defense in the event of war or national emergency. Each of the vessel-owning companies with a ship that participates in the MSP receives an annual subsidy, subject in each case to annual congressional appropriations, which is intended to offset the increased cost incurred by such vessels from operating under the U.S. Flag. That subsidy was $3.1 million in 2014, $2.8 million in 2013 (reflecting a reduction in the normal stipend during August and September 2013 due to the effect of sequestration on the U.S. federal budget) and $3.1 million in 2012. Under the terms of the program, we expect to receive $3.1 million per year for each vessel from 2015 through 2018, $3.5 million from 2019 through 2021, and $3.7 million from 2022 through 2025.

  •
  MarAd trading restrictions — Two of the modern U.S. Flag ATBs we own, which are currently used in the Delaware Bay lightering business, had their construction financed with the CCF. As such, daily liquidated damages are payable by us to MarAd to the extent these vessels operate in contiguous coastwise trades, which is not permitted under trading restrictions currently imposed by the CCF agreement between MarAd and us. We incurred penalties totaling approximately $0.2 million during the first three months of 2015 and $1.0 million during the year ended December 31, 2014 for deploying these two ATBs on contiguous coastwise trade voyages during the year.

          Ten of the Handysize product carriers in our U.S. Flag fleet are chartered-in. Those chartered-in vessels provide for the payment of profit share to the owners of the vessels calculated in accordance with the respective charter-in agreements on a 50/50 basis following the funding of certain reserves such as for drydocking and the payment to OSG of a daily management fee and a preferred profit layer. Due to reserve funding requirements, no profits have yet been paid to the owners or are expected to be paid to the owners before 2017.

Technical Management

          In addition to regular maintenance and repair, across segments, crews onboard each vessel and shore side personnel are required to ensure that our fleet meets or exceeds regulatory standards established by the IMO and U.S. Coast Guard. Prior to 2014, all of our global fleet operations were managed in-house on an integrated basis by each business unit, depending on whether those vessels were used in International Flag or U.S. Flag trades.

International Flag

          Following an internal analysis and outside consultation regarding the best way to improve the returns from our International Flag operations, in January 2014 we determined to outsource the technical management of that fleet. This decision was taken in light of both the decreasing size of our International Flag fleet, largely as a result of charter rejections consummated through the bankruptcy process, and the savings in overhead and other expenses that could potentially be achieved. In selecting a manager for our International Flag fleet, we engaged in an extensive search, after which V.Ships was selected on the basis of its competitive pricing, broad scope of services, strong reputation for high-quality ship management, track record of safe vessel operation and environmental compliance, cultural fit with us, and expected ability to effect a rapid and smooth transition.

          During the first eight months of 2014, certain of our subsidiaries executed agreements with V.Ships, which included (i) substantively identical individual ship management agreements assigning technical management responsibilities to V.Ships for each of the 45 vessels in our International Flag conventional tanker fleet, and (ii) one transition services agreement, encompassing the entire fleet, specifying the terms and conditions of the transition of technical management functions to V.Ships (the "Transition Plan").

          Pursuant to the Transition Plan, we began transferring management to V.Ships in March 2014 and completed all of the vessel transfers by September 2014. Vessel operating expenses are expected to increase by approximately $1.6 million per quarter in 2015. In addition, we incurred one-time third-party manager set up costs of approximately $3.4 million for the year ended December 31, 2014. These increases in vessel expenses are more than offset by a decrease in general and administrative expenses.

          V.Ships supervises the technical management of our International Flag vessels to ensure consistent quality and integrity of our operations. Experienced crews are dedicated within V.Ships to serve only on our vessels. We continue to hire the crew, with the manager, V.Ships, acting as agent on our behalf.

U.S. Flag

          Our U.S. Flag fleet business currently intends to continue with its historical strategy of performing the technical management of its vessel fleet in-house. We recruit, hire and train the crews on our U.S. Flag vessels. We believe that our mandatory training and education requirements exceed the requirements of the U.S. Coast Guard. We believe our ability to provide professional development for qualified U.S. Flag crew is necessary in a market where skilled labor shortages are expected to remain a challenge. The U.S. Flag fleet is supported by shore-side operations that include fleet managers, marine and technical superintendents, purchasing and marine insurance staff, security officers, crewing and training personnel and safety, quality and environmental personnel.

Safety

          Regardless of whether ships are managed in-house or by a third-party manager, we are committed to providing safe, reliable and environmentally sound transportation to our customers. Integral to meeting standards mandated by worldwide regulators and customers is the use of robust SMS by us and our ship managers. The SMS is a framework of processes and procedures that address a spectrum of operational risks associated with quality, environment, health and safety. The SMS is certified by the International Safety Management Code ("ISM Code") promulgated by the IMO and the International Standards Organization ("ISO") ISO 9001 (Quality Management) and ISO 14001 (Environmental Management). To support a culture of compliance and transparency, we have an open reporting system on all international and U.S. Flag ships, whereby seafarers can anonymously report possible violations of our policies and procedures. All open reports are investigated and appropriate actions are taken when necessary.

Employees

          As of December 31, 2014, we had approximately 890 employees, comprised of 768 U.S. seagoing personnel and 122 shore-side staff. We have collective bargaining agreements with three different U.S. maritime unions covering 632 seagoing personnel employed on our U.S. Flag vessels. These agreements are in effect for periods ending between March 2018 and June 2020. Under the collective bargaining agreements, we are obligated to make contributions to pension and other welfare programs.

          In connection with our outsourcing of technical management for our International Flag fleet and commercial pool participation efforts, over 200 shore-side positions in our Newcastle and London, United Kingdom; Athens, Greece; Manila, Philippines; Singapore; New York, New York; and Houston, Texas offices were identified as redundant. The reduction in force occurred throughout 2014 as the transition to V.Ships and third-party commercial pool managers progressed.

Competition

          The shipping industry is highly competitive and fragmented. We compete with other owners of U.S. Flag and International Flag vessels, including other independent shipowners, integrated oil companies and state-owned entities with their own fleets, oil traders with logistical operations, pipelines and rail transport. Our vessels compete with all other vessels of a size and type required by the customer that can be available at the date specified. In the spot market, competition is based primarily on price, cargo quantity and cargo type, although charterers are selective with respect to the quality of the vessels they hire, considering other key factors such as the reliability, quality and efficiency of operations. In the time charter market, factors such as the age and quality of the vessel and the reputation of its owner and operator tend to be even more significant when competing for business.

          In the U.S. market, our primary competitors are operators of U.S. Flag fleet oceangoing barges and tankers, operators of rail transportation for crude oil and operators of refined product pipelines systems that transport refined petroleum products directly from U.S. refineries to markets in the United States. In addition, indirect competition comes from International Flag vessels transporting imported refined petroleum products.

Regulation and Security Matters

          Government regulation significantly affects the operation of our vessels. Our vessels operate in a heavily regulated environment and are subject to international conventions and international, national, state and local laws and regulations in force in the countries in which such vessels operate or are registered.

          Our vessels undergo regular and rigorous in-house (which have been outsourced to V.Ships in the case of our International Flag fleet) safety inspections and audits. In addition, a variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include local port state control authorities (U.S. Coast Guard, harbor master or equivalent), coastal states, classification societies, flag state administration (country of registry, generally in our case the United States or Marshall Islands) and customers, particularly major oil companies and petroleum terminal operators. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

          We believe that the heightened level of environmental, health, safety and quality awareness among various stakeholders, including insurance underwriters, regulators and charterers, is leading to greater safety and other regulatory requirements and a more stringent inspection regime on all vessels. We are required to maintain operating standards for all of our vessels emphasizing operational safety and quality, environmental stewardship, preventive planned maintenance, continuous training of our officers and crews and compliance with international and U.S. regulations. We believe the operation of our vessels is in compliance with applicable environmental laws and regulations. However, because such laws and regulations are changed frequently and new laws and regulations impose new or increasingly stringent requirements, we cannot predict the cost of complying with these requirements, or the impact of these requirements on operations or the resale value or useful lives of our vessels, although we expect that we and other shipowners likely will incur substantial additional costs in meeting new legal and regulatory requirements. See "Risk Factors—Risks Related to Legal and Regulatory Matters—Compliance with complex laws and regulations, and, in particular, environmental laws or regulations, including those relating to the emission of greenhouse gases, may adversely affect our business."

International and U.S. Greenhouse Gas Regulations

          In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the "Kyoto Protocol") became effective. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases ("GHGs"), which contribute to global warming. The Kyoto Protocol, which was adopted by about 190 countries, commits its parties by setting internationally binding emission reduction targets. In December 2012, the Doha Amendment to the Kyoto Protocol was adopted to further extend the Kyoto Protocol's GHG emissions reductions through 2020. Since then, the United Nations Climate Change Conference has continued negotiations with the goal to forge a new international framework by 2015 that would take effect by 2020 and would include emissions obligations for all emitting countries.

          The IMO's third study of greenhouse gas emissions from the global shipping fleet concluded in 2014 predicted that, in the absence of appropriate policies, greenhouse emissions from ships may increase by 50% to 250% by 2050 due to expected growth in international seaborne trade. Methane emissions are projected to increase rapidly (albeit from a low base) as the share of LNG in the fuel mix increases. With respect to energy efficiency measures, the Marine Environmental Protection Committee adopted guidelines on the Energy Efficiency Design Index ("EEDI"), which reflects the primary fuel for the calculation of the attained EEDI for ships having dual fuel engines using LNG and liquid fuel oil. The IMO has announced its intention to develop limits on greenhouse gases from international shipping and is working on proposed mandatory technical and operational measures to achieve these limits.

          In 2011, the European Commission established a working group on shipping to provide input to the European Commission in its work to develop and assess options for the inclusion of international maritime transport in the greenhouse gas reduction commitment of the E.U. In June 2013, the European Commission proposed rules, which would become effective January 1, 2018, in respect of the E.U. monitoring, reporting and verifying greenhouse gas emissions from vessels. The proposal will not go into effect until approved by E.U. member states and the European Parliament.

          In the United States, pursuant to an April 2007 U.S. Supreme Court decision, the EPA was required to consider whether carbon dioxide should be considered a pollutant that endangers public health and welfare, and thus subject to regulation under the Clean Air Act. On December 1,

2009, the EPA issued an "endangerment finding" regarding greenhouse gases under the Clean Air Act. While this finding in itself does not impose any requirements on industry or other entities, the EPA is in the process of promulgating regulations of greenhouse gas emissions. To date, the regulations proposed and enacted by the EPA have not involved ocean-going vessels.

          Future passage of climate control legislation or other regulatory initiatives by the IMO, E.U., United States or other countries where we operate that restrict emissions of greenhouse gases could require significant additional capital and/or operating expenditures and could have operational impacts on our business and changes in demand for our services. Although we cannot predict such expenditures and impacts with certainty at this time, they may be material to our results of operations.

International Environmental and Safety Regulations and Standards

Liability Standards and Limits

          Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 (the "1969 Convention"). Some of these countries have also adopted the 1992 Protocol to the 1969 Convention (the "1992 Protocol"). Under both the 1969 Convention and the 1992 Protocol, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. These conventions also limit the liability of the shipowner under certain circumstances. As these conventions calculate liability in terms of a basket of currencies, the figures in this section are converted into U.S. dollars based on currency exchange rates on January 30, 2015 and are approximate. Actual dollar amounts are used in this section and in "—U.S. Environmental and Safety Regulations and Standards—Liability Standards and Limits."

          Under the 1969 Convention, except where the owner is guilty of actual fault, its liability is limited to $187 per gross ton (a unit of measurement for the total enclosed spaces within a vessel) with a maximum liability of $19.7 million. Under the 1992 Protocol, the owner's liability is limited except where the pollution damage results from its personal act or omission, committed with the intent to cause such damage, or recklessly and with knowledge that such damage would probably result. Under the 2000 amendments to the 1992 Protocol, which became effective on November 1, 2003, liability is limited to $6.3 million plus $889 for each additional gross ton over 5,000 for vessels of 5,000 to 140,000 gross tons, and $126.5 million for vessels over 140,000 gross tons, subject to the exceptions discussed above for the 1992 Protocol.

          Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. We believe that our protection and indemnity ("P&I") insurance will cover any liability under the plan adopted by the IMO. See "—Insurance" below.

          The United States is not a party to either the 1969 Convention or the 1992 Protocol. See "—U.S. Environmental and Safety Regulations and Standards" below. In other jurisdictions where the 1969 Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention.

          The International Convention on Civil Liability for Bunker Oil Pollution Damage, 2001, which was adopted on March 23, 2001 and became effective on November 21, 2008, is a separate convention adopted to ensure that adequate, prompt and effective compensation is available to persons who suffer damage caused by spills of oil when used as fuel by vessels. The convention applies to damage caused to the territory, including the territorial sea, and in its exclusive economic zones, of states that are party to it. While the United States has not yet ratified this convention, vessels operating internationally would be subject to it, if sailing within the territories of those countries that have implemented its provisions. We believe that our vessels comply with these requirements.

Other International Environmental and Safety Regulations and Standards

          Under the International Safety Management Code ("ISM Code"), promulgated by the IMO, vessel operators are required to develop an extensive SMS that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating their vessels safely and describing procedures for responding to emergencies. We have developed such a SMS for the vessels we manage. The ISM Code also requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a SMS. No vessel can obtain a certificate unless its operator has been awarded a document of compliance issued by the administration of that vessel's flag state or as otherwise permitted under the International Convention for the Safety of Life at Sea, 1974, as amended ("SOLAS").

          All of our vessels are certified under the standards promulgated by the International Standards Organization in ISO 9001 in 2000 (revised 2008) and those promulgated by the IMO in its ISM safety and pollution prevention protocols. All of our U.S. Flag vessels are certified under the standards in ISO 14001 promulgated in 2004. The ISM Code requires a document of compliance to be obtained for the vessel manager and a safety management certificate to be obtained for each vessel that it operates. We have obtained documents of compliance for our shore side office in Tampa, Florida that manages our U.S. Flag vessels and safety management certificates for each of the vessels that such office manages. Our third-party managers of our International Flag vessels have documents of compliance for their offices that manage such vessels and safety management certificates for each such vessel. These documents of compliance and safety management certificates must be verified or renewed periodically (annually or less frequently, depending on the type of document) in accordance with the ISM Code.

          IMO regulations also require owners and operators of vessels to adopt Shipboard Oil Pollution Emergency Plans ("SOPEPs"). Periodic training and drills for response personnel and for vessels and their crews are required. In addition to SOPEPs, we have adopted Shipboard Marine Pollution Emergency Plans, which cover potential releases not only of oil but of any noxious liquid substances. Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. For example, the U.S. Coast Guard and E.U. authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading to U.S. and E.U. ports.

          The International Convention for the Control and Management of Ships' Ballast Water and Sediments ("BWM Convention") is designed to protect the marine environment from the introduction of non-native (alien) species as a result of the carrying of ships' ballast water from one place to another. The introduction of non-native species is one of the top five threats to biological diversity. Expanding seaborne trade and traffic have exacerbated the threat. Ships may take on ballast water in order to maintain their stability and draft and discharge the ballast water when they load heavy cargoes. When emptying the ballast water, which they carried from the previous port, they may release organisms and pathogens that are potentially harmful in the new environment.

          The BWM Convention was adopted in 2004 and will enter into force 12 months after ratification by 30 states, representing at least 35% of world merchant shipping tonnage. At present, 43 flag administrations representing 32.54% of the world tonnage have ratified the convention. It is unknown when the BWM Convention will be finally ratified. The BWM Convention may have material impacts on our financial statements.

          The BWM Convention is applicable to new and existing vessels that are designed to carry ballast water. It defines a discharge standard consisting of maximum allowable levels of critical invasive species. This standard will likely be met by installing treatment systems that render the invasive species non-viable. In addition, each vessel will be required to have on board a valid international ballast water management certificate, a ballast water management plan and a ballast water record book.

          Our vessels are subject to other international, national and local ballast water management regulations (including those described below under "—U.S. Environmental and Safety Regulations and Standards"). We comply with these regulations through ballast water management plans implemented on each of the vessels we technically manage. To meet existing and anticipated ballast water treatment requirements, including those contained in the BWM Convention, we have a fleetwide action plan to comply with IMO, EPA, U.S. Coast Guard and possibly more stringent U.S. state mandates and may require the installation and use of costly control technologies.

          Compliance with the ballast water requirements expected to go into effect under the BWM Convention and other regulations may have material impacts on our financial statements, as discussed below under "—U.S. Environmental and Safety Regulations and Standards—Other U.S. Environmental and Safety Regulations and Standards."

Other E.U. Legislation and Regulations

          The E.U. has adopted legislation that: (i) bans manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in the course of the preceding 24 months) from European waters, creates an obligation for port states to inspect at least 25% of vessels using their ports annually and provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment, and (ii) provides the E.U. with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. We believe that none of our vessels meet the "sub-standard" vessel definitions contained in the E.U. legislation. E.U. directives enacted in 2005 and amended 2009 require E.U. member states to introduce criminal sanctions for illicit ship-source discharges of polluting substances (e.g., from tank cleaning operations) which result in deterioration in the quality of water and has been committed with intent, recklessness or serious negligence. Certain member states of the E.U., by virtue of their national legislation, already impose criminal sanctions for pollution events under certain circumstances. We cannot predict what additional legislation or regulations, if any, may be promulgated by the E.U. or any other country or authority, or how these might impact us.

International Air Emission Standards

          Annex VI to MARPOL ("Annex VI"), which was designed to address air pollution from vessels and which became effective internationally on May 19, 2005, sets limits on sulfur oxide ("SOx") and nitrogen oxide ("NOx") emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also regulated shipboard incineration and the emission of volatile organic compounds from tankers. Annex VI was amended in 2008 to provide for a progressive and substantial reduction in SOx and NOx emissions from vessels and allow for the designation of Emission Control Areas (ECAs) in which more stringent controls would apply. The primary changes were that the global cap on the sulfur content of fuel oil was reduced to 3.50% from 4.50% effective from January 1, 2012, and such cap is further reduced progressively to 0.50% effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018. Further, the sulfur content of fuel oil for vessels operating in designated ECAs was progressively reduced from 1.5% to 1.0% effective July 2010 and further reduced to 0.1% effective January 2015. Currently designated ECAs are the Baltic Sea, the English Channel and the North

American ECA (entered into force from August 1, 2012). Additionally, on January 1, 2014, the U.S. Caribbean ECA became effective. For vessels over 400 gross tons, Annex VI imposes various survey and certification requirements. The U.S. Maritime Pollution Prevention Act of 2008 amended the U.S. Act to Prevent Pollution from Ships to provide for the adoption of Annex VI. In October 2008, the U.S. ratified Annex VI, which came into force in the U.S. on January 8, 2009.

          In addition to Annex VI, there are regional mandates in ports and certain territorial waters within the E.U., Turkey and Norway regarding reduced SOx emissions. These requirements establish maximum allowable limits for sulfur content in fuel oils used by vessels when operating within certain areas and waters and while "at berth." In December 2012, an E.U. Directive that aligned the E.U. requirements with Annex VI entered into force. For vessels at berth in E.U. ports, sulfur content of fuel oil is limited to 0.1%. For vessels operating in SOx Emission Control Areas ("SECAs"), sulfur content of fuel oil is limited to 1% as of June 18, 2014, falling to 0.1% as of January 1, 2015. For vessels operating outside SECAs, sulfur content of fuel oil is limited to 3.5% as of June 18, 2014, falling to 0.5% as of January 1, 2020. Alternatively, emission abatement methods are permitted as long as they continuously achieve reductions of SOx emissions that are at least equivalent to those obtained using compliant marine fuels.

          Additional air emission requirements under Annex VI became effective on July 1, 2010 mandating the development of Volatile Organic Compound ("VOC") Management Plans for tankships and certain gas ships. Our vessels subject to this requirement are in compliance.

          In July 2011, the IMO further amended Annex VI to include energy efficiency standards for "new ships" through the designation of an Energy Efficiency Design Index ("EEDI"). The EEDI standards apply to new ships of 400 gross tons or above (except those with diesel-electric, turbine or hybrid propulsion systems). "New ships" for purposes of this standard are those for which the building contract was placed on or after January 1, 2013; or in the absence of a building contract, the keel of which is laid or which is at a similar stage of construction on or after July 1, 2013; or the delivery of which is on or after July 1, 2015. The EEDI standards phase in from 2013 to 2025 and are anticipated to result in significant reductions in fuel consumption, as well as air and marine pollution. In 2011, IMO's Greenhouse Gas Work Group agreed on Ship Energy Efficiency Management Plan ("SEEMP") development guidelines, which were provided by the Marine Environmental Protection Committee ("MEPC"), Resolution MEPC.213 (63), which adopted the 2012 development guidelines on March 2, 2012, entered into force on January 1, 2013. The SEEMP, unlike the EEDI, applies to all ships of 400 gross tons and above. The verification of the requirement to have a SEEMP on board shall take place at the first or intermediate or renewal survey, whichever is the first, on or after January 1, 2013. Each of the vessels technically managed by us and our International Flag vessels that are technically managed by V.Ships has a SEEMP, which was prepared in accordance with these development guidelines and addresses technically viable options that create value added strategies to reduce the vessels' energy footprint through the implementation of specific energy saving measures. An Energy Efficiency Certificate ("EEC") is to be issued for both new and existing ships of 400 gross tons or above. The EEC shall be used once for each ship and shall be valid throughout its lifetime, until the ship is withdrawn from service or unless a new certificate is issued following a major conversion of the ship, or until transfer of the ship to the flag of another state.

          We believe that our International Flag and U.S. Flag vessels are compliant with the current requirements of Annex VI and that those of our vessels that operate in the E.U., Turkey and Norway are also compliant with the regional mandates applicable there. However, we anticipate that, in the next several years, compliance with the increasingly stringent requirements of Annex VI and other conventions, laws and regulations imposing air emission standards that have already been adopted or that may be adopted will require substantial additional capital and/or operating expenditures and could have operational impacts on our business. Although we cannot predict such expenditures and impacts with certainty at this time, they may be material.

SOLAS

          From January 1, 2014, various amendments to the SOLAS conventions came into force, including an amendment to Chapter VI of SOLAS, which prohibits the blending of bulk liquid cargoes during sea passage and the production process on board ships. This prohibition does not preclude the master of the vessel from undertaking cargo transfers for the safety of the ship or protection of the marine environment.

          Chapter VII of SOLAS has also been amended to require certain transport information to be provided in respect of the carriage of dangerous goods in package form. A copy of one of these documents must be made available to any person designated by the port state authority before the ship's departure.

          The International Code on the Enhanced Program of inspections during surveys of Bulk Carriers and Oil Tankers, 2011 has been made mandatory ("ESP Code") pursuant to an amendment to SOLAS. The ESP Code provides requirements for an enhanced program of inspection during surveys of tankers.

U.S. Environmental and Safety Regulations and Standards

          The United States regulates the shipping industry with an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, consisting primarily of the Oil Pollution Act of 1990 (OPA 90) and the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"). OPA 90 affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone ("Exclusive Economic Zone") around the United States. CERCLA applies to the discharge of hazardous substances (other than oil) whether on land or at sea. Both OPA 90 and CERCLA impact our operations.

Liability Standards and Limits

          Under OPA 90, vessel owners, operators and bareboat or demise charterers are "responsible parties" who are liable, without regard to fault, for all containment and clean-up costs and other damages, including property and natural resource damages and economic loss without physical damage to property, arising from oil spills and pollution from their vessels. Currently, the limits of OPA 90 liability with respect to (i) tanker vessels with a qualifying double hull are the greater of $2,000 per gross ton or $17.1 million per vessel that is over 3,000 gross tons; and (ii) non-tanker vessels, the greater of $1,000 per gross ton or $854,400 per vessel. In August 2014, the U.S. Coast Guard proposed adjusting these amounts to reflect increases in the consumer price index. The statute specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states that have enacted this type of legislation have not yet issued implementing regulations defining vessel owners' responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages associated with discharges of hazardous substances (other than oil). Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million.

          These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. Similarly, these limits do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA 90 and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.

          OPA 90 also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the statute. The U.S. Coast Guard enacted regulations requiring evidence of financial responsibility consistent with the previous limits of liability described above for OPA 90 and CERCLA. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternative method subject to approval by the Director of the U.S. Coast Guard National Pollution Funds Center. Under OPA 90 regulations, an owner or operator of more than one vessel is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the vessel having the greatest maximum strict liability under OPA 90 and CERCLA. We have provided the requisite guarantees and have received certificates of financial responsibility from the U.S. Coast Guard for each of our vessels required to have one.

          We have insurance for each of our vessels with pollution liability insurance in the amount of $1 billion. However, a catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business.

          In response to the Deepwater Horizon oil spill in the Gulf of Mexico in 2010, the U.S. Congress proposed legislation to create more stringent requirements related to the prevention and response to oil spills in U.S. waters and to increase both financial responsibility requirements and the limits in liability under OPA 90, although Congress has not yet enacted any such legislation. In addition to potential liability under OPA 90, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred.

Other U.S. Environmental and Safety Regulations and Standards

          OPA 90 also amended the Federal Water Pollution Control Act to require owners and operators of vessels to adopt vessel response plans, including marine salvage and firefighting plans, for reporting and responding to vessel emergencies and oil spill scenarios up to a "worst case" scenario and to identify and ensure, through contracts or other approved means, the availability of necessary private response resources to respond to a "worst case discharge." The plans must include contractual commitments with clean-up response contractors and salvage and marine firefighters in order to ensure an immediate response to an oil spill/vessel emergency. We have developed and completed the necessary submittals of the plans to the U.S. Coast Guard. The U.S. Coast Guard has approved our vessel response plans. This approval is valid until January 7, 2017 for tank vessels and non-tank vessels.

          The U.S. Coast Guard announced its intention in a Notice of Proposed Rulemaking dated February 17, 2011 to issue sweeping regulations requiring certain vessels to prepare response plans for the release of hazardous substances. The proposed rule remains pending.

          OPA 90 requires training programs and periodic drills for shore side staff and response personnel and for vessels and their crews. We conduct such required training programs and periodic drills.

          OPA 90 does not prevent individual U.S. states from imposing their own liability regimes with respect to oil pollution incidents occurring within their boundaries. In fact, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws are in some cases more stringent than U.S. federal law.

          In addition, the U.S. Clean Water Act prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The U.S. Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recent OPA 90 and CERCLA, discussed above.

          The discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. ports is subject to the U.S. Clean Water Act permitting requirements. In accordance with the EPA's National Pollutant Discharge Elimination System, we were issued a Vessel General Permit ("VGP"), which addresses, among other matters, the discharge of ballast water and effluents. The VGP identifies twenty-six vessel discharge streams, establishes effluent limits for constituents of those streams and requires that best management practices be implemented to decrease the amounts of certain constituents of the discharges. That VGP does not impose numerical treatment standards for the discharge of living organisms in ballast water. Rather, it mandates management practices that decrease the risk of introduction of aquatic nuisance species to bodies of water receiving ballast water discharges. On March 28, 2013, however, the EPA issued a new VGP, which became effective December 19, 2013. The new VGP contains more stringent requirements, including numeric ballast water discharge limits that generally align with the 2012 standards issued by the U.S. Coast Guard, requirements to ensure that the ballast water treatment systems are functioning correctly, and more stringent effluent limits for oil to sea interfaces and exhaust gas scrubber wastewater. Our domestic and international fleets are in compliance with the new VGP.

          The VGP system also permits individual states and territories to impose more stringent requirements for discharges into the navigable waters of such state or territory. Certain individual states have enacted legislation or regulations addressing hull cleaning and ballast water management. For example, on October 10, 2007, California enacted law AB 740, legislation expanding regulation of ballast water discharges and the management of hull-fouling organisms. California has extensive requirements for more stringent effluent limits and discharge monitoring and testing requirements with respect to discharges in its waters. All vessels making ballast water discharges in California waters after January 1, 2018 must meet the state's discharge standards. Our vessels and systems are in compliance with the California discharge standards.

          New York State has imposed a more stringent bilge water discharge requirement for vessels in its waters than what is required by the VGP or IMO. Through its Section 401 Certification of the VGP, New York prohibits the discharge of all bilge water in its waters. New York State also requires that vessels entering its waters from outside the Exclusive Economic Zone must perform ballast water exchange in addition to treating it with a ballast water treatment system.

          Legislation has also been proposed in the U.S. Congress to establish national standards that would further increase the regulation of ballast water discharges. However, it cannot currently be determined whether such legislation will eventually be enacted, and if enacted, what requirements might be imposed on our operations under such legislation.

          In March 2012, the U.S. Coast Guard promulgated its final rule for the control of non-invasive species under the National Invasive Species Act of 1996. While generally in line with the requirements set out in the BWM Convention, the final rule requires that treatment systems for domestic and foreign vessels operating in U.S. waters must be type approved by the U.S. Coast Guard. Currently the compliance dates for our vessels start in 2016, absent an extension. As the U.S. Coast Guard has not yet designated any systems as type approved, the ultimate availability and cost of such systems are not yet known. It is also unclear whether any extensions granted by the U.S. Coast Guard will be honored by the EPA under the VGP legislation or states under local legislation.

          We anticipate that, in the next several years, compliance with the various conventions, laws and regulations relating to ballast water management that have already been adopted or that may be adopted in the future will require substantial additional capital and/or operating expenditures and could have operational impacts on our business. Although we cannot predict such expenditures and impacts with certainty at this time, they may be material.

U.S. Air Emissions Standards

          As discussed above, MARPOL Annex VI came into force in the United States in January 2009. In April 2010, the EPA adopted regulations implementing the provisions of MARPOL Annex VI. Under these regulations, both U.S. Flag and International Flag vessels subject to the engine and fuel standards of MARPOL Annex VI must comply with the applicable Annex VI provisions when they enter U.S. ports or operate in most internal U.S. waters. Our vessels are currently Annex VI compliant. Accordingly, absent any new and onerous Annex VI implementing regulations, we do not expect to incur material additional costs in order to comply with this convention.

          The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990 ("CAA"), requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Each of our vessels operating in the transport of clean petroleum products in regulated port areas where vapor control standards are required has been outfitted with a vapor recovery system that satisfies these requirements. In addition, the EPA issued emissions standards for marine diesel engines. The EPA has implemented rules comparable to those of MARPOL Annex VI to increase the control of air pollutant emissions from certain large marine engines by requiring certain new marine-diesel engines installed on U.S. registered ships to meet lower NOx standards, which will be implemented in two phases. The newly built engine standards that became effective in 2011 require more efficient use of current engine technologies, including engine timing, engine cooling, and advanced computer controls to achieve a 15 to 25 percent NOx reduction below previous levels. The new long-term standards for newly built engines will apply beginning in 2016 and will require the use of high efficiency emission control technology such as selective catalytic reduction to achieve NOx reductions 80 percent below the current levels. Adoption of these and emerging standards may require substantial modifications to some of our existing marine diesel engines and may require us to incur substantial capital expenditures. Moreover, the North American ECA, encompassing the area extending 200 miles from the coastlines of the Atlantic, Gulf and Pacific coasts and the eight main Hawaiian Islands, became effective on August 1, 2012, and the U.S. Caribbean ECA, encompassing water around Puerto Rico and the U.S. Virgin Islands, became effective on January 1, 2014. Fuel used by all vessels operating in the ECA cannot exceed 0.1% sulfur, effective January 1, 2015. We believe that our vessels are in compliance with the current requirements of the ECAs. From 2016, NOx after-treatment requirements will also apply. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance could require or affect the timing of significant capital and/or operating expenditures that could be material to our consolidated financial statements.

          The CAA also requires states to draft State Implementation Plans ("SIPs"), designed to attain national health-based air quality standards in major metropolitan and industrial areas. Where states fail to present approvable SIPs, or SIP revisions by certain statutory deadlines, the U.S. government is required to draft a Federal Implementation Plan. Several SIPs regulate emissions resulting from barge loading and degassing operations by requiring the installation of vapor control equipment. Where required, our vessels are already equipped with vapor control systems that satisfy these requirements. Although a risk exists that new regulations could require significant capital expenditures and otherwise increase its costs, we believe, based upon the regulations that have been proposed to date, that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required as a result of the SIPs program.

          Individual states have been considering their own restrictions on air emissions from engines on vessels operating within state waters. California requires certain ocean going vessels operating within 24 nautical miles of the Californian coast to reduce air pollution by using only low-sulfur marine distillate fuel rather than bunker fuel in auxiliary diesel and diesel-electric engines, main propulsion diesel engines and auxiliary boilers. Vessels sailing within 24 miles of the California coastline whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters must use marine gas oil or marine diesel oil with a sulfur content at or below 0.1% sulfur. We believe that our vessels that operate in California waters are in compliance with these regulations.

          The Delaware Department of Natural Resources and Environment Control ("DNREC") monitors our U.S. Flag lightering activities within the Delaware River. Lightering activities in Delaware are subject to Title V of the Coastal Zone Act of 1972, and we are the sole marine operator with a Title V permit to engage in lightering operations. These lightering activities are monitored and regulated through DNREC's Title V air permitting process. The regulations are designed to reduce the amount of VOCs entering the atmosphere during a crude oil lightering operation. We and DNREC have worked in cooperation to reduce the amount of emitted VOCs by defining the vapor balancing process between lightering vessels and ships to be lightered. This defined process has reduced air emissions. In accordance with its Title V permit, our Delaware lightering fleet is 100% vapor balance capable.

Security Regulations and Practices

          Security at sea has been a concern to governments, shipping lines, port authorities and importers and exporters for years. Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. In 2002, the U.S. Maritime Transportation Security Act of 2002 ("MTSA") came into effect and the U.S. Coast Guard issued regulations in 2003 implementing certain portions of the MTSA by requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, a coalition of 150 IMO contracting states drafted amendments to SOLAS by creating a new subchapter dealing specifically with maritime security. This new subchapter, which became effective in July 2004, imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code (the "ISPS Code"). The ISPS Code is applicable to all cargo vessels of 500 gross tons plus all passenger ships operating on international voyages, mobile offshore drilling units, as well as port facilities that service them. The objective of the ISPS Code is to establish the framework that allows detection of security threats and implementation of preventive measures against security incidents that can affect ships or port facilities used in international trade. Among other things, the ISPS Code requires the development of vessel security plans and compliance with flag state security certification requirements. To trade internationally, a vessel must attain an International Ship Security Certificate ("ISSC") from a recognized security organization approved by the vessel's flag state.

          The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board a valid ISSC attesting to the vessel's compliance with SOLAS security requirements and the ISPS Code.

          All of our vessels have developed and implemented vessel security plans that have been approved by the appropriate regulatory authorities, have obtained ISSCs and comply with applicable security requirements.

          We monitor the waters in which our vessels operate for pirate activity. Our vessels that transit areas where there is a high risk of pirate activity follow best management practices for reducing risk and preventing pirate attacks and are in compliance with protocols established by the naval coalition protective forces operating in such areas.

Inspection by Classification Societies

          Every oceangoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

          The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

          For maintenance of the class certification, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

  •
  Annual Surveys.  For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

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  Intermediate Surveys.  Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

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  Class Renewal Surveys.  Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. Upon a shipowner's request, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire class survey period. This process is referred to as continuous class renewal.

          All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years. Vessels under five years of age can waive drydocking in order to increase available days and decrease capital expenditures, provided the vessel is inspected underwater.

          Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the ship owner within prescribed time limits.

          Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society that is a member of the International Association of Classification Societies ("IACS"). In December 2013, the IACS adopted new harmonized Common Structure Rules, which will apply to crude oil tankers and dry bulk carriers to be constructed on or after July 1, 2015. All of our vessels are currently, and we expect will be, certified as being "in class" by the American Bureau of Shipping ("ABS") Lloyd's Register and Det Norske Veritas Germanischer Lloyd, which are major classification societies. All new and secondhand vessels that we acquire must be certified prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we will have no obligation to take delivery of the vessel.

Insurance

          Consistent with the currently prevailing practice in the industry, we presently carry P&I insurance coverage for pollution of $1.0 billion per occurrence on every vessel in our fleet. P&I insurance is provided by mutual protection and indemnity associations ("P&I Associations"). The P&I Associations that comprise the International Group of P&I Clubs (the "International Group") insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I Association has capped its exposure to each of its members at approximately $7.5 billion. As a member of a P&I Association that is a member of the International Group, we are subject to calls payable to the P&I Associations based on our claim record as well as the claim records of all other members of the individual P&I Associations of which we are a member and the members of the pool of P&I Associations comprising the International Group. As of March 31, 2015, we were a member of three P&I Associations. Each of our vessels is insured by one of these three P&I Associations with deductibles ranging from $0.025 million to $0.1 million per vessel per incident. While we have historically been able to obtain pollution coverage at commercially reasonable rates, no assurance can be given that such insurance will continue to be available in the future.

          We carry marine hull and machinery and war risk (including piracy) insurance, which includes the risk of actual or constructive total loss, for all of our vessels. The vessels are each covered up to at least their fair market value, with deductibles ranging from $0.1 million to $0.5 million per vessel per incident. We are self-insured for hull and machinery claims in amounts in excess of the individual vessel deductibles up to a maximum aggregate loss of $3.5 million per policy year. This maximum aggregate loss decreased commencing with the policy year beginning on November 15, 2013 to separate loss limits of $1.0 million for our U.S. Flag vessels and $2.0 million for our International Flag vessels, other than vessels owned by joint ventures in which we participate.

          We currently maintain loss of hire insurance to cover loss of charter income resulting from accidents or breakdowns of our International Flag vessels (including our JV Vessels) and U.S. Flag vessels and the bareboat chartered vessels that are covered under the vessels' marine hull and machinery insurance. Loss of hire insurance covers up to 120 or 180 days lost charter income per vessel per incident in excess of the first 21, 45 or 60 days (depending on the particular vessel covered) lost for each covered incident, which is borne by us.

Taxation of the Company

          The following summary of the principal U.S. tax laws applicable to us, as well as the conclusions regarding certain issues of tax law, are based on the provisions of the Code, existing and proposed U.S. Treasury Department regulations, administrative rulings, pronouncements and judicial decisions, all as of the date of this prospectus. Changes in, or interpretations of, existing laws may occur, and any such change or interpretation may be retroactive.

          All of our International Flag vessels (excluding our JV Vessels) are owned or operated by foreign corporations that are subsidiaries of OIN, which is our wholly owned subsidiary, incorporated in the Marshall Islands.

          For taxable years beginning after December 31, 2004, we generally are not required to include the undistributed foreign shipping income earned by OIN in our taxable income on a current basis under the "Subpart F" provisions of the Code.

          Under current tax laws, however, if OIN repatriates (including through a deemed distribution) cash or assets held outside the United States, we may be subject to additional U.S. income taxes. As a result of borrowings from 2000 to 2011 under certain credit agreements, as well as intercompany balances, we were deemed to have received distributions that were subject to U.S. income taxes under Section 956 of the Code. As a result of these deemed distributions, actual distributions by OIN subsequent to December 31, 2014 up to that amount (approximately $1.2 billion) will not be subject to further U.S. income taxes.

Taxation to OIN of its Shipping Income

          OIN derives substantially all of its gross income from the use and operation of vessels in international commerce. This income principally consists of hire from time and voyage charters for the transportation of cargoes and the performance of services directly related thereto, which is referred to in this section as "shipping income."

          OIN currently is exempt from taxation on its U.S. source shipping income under Section 883 of the Code and Treasury regulations and will continue to qualify for exemption if for more than half of the days in its taxable year, it is a CFC and more than 50% of the total value of its stock is owned by us or certain other U.S. persons. To the extent OIN is unable to qualify for exemption from tax under Section 883, OIN will be subject to U.S. federal income taxation of 4% of its U.S. source shipping income on a gross basis without the benefit of deductions.

          Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50% derived from sources within the United States. Shipping income attributable to transportation that both begins and ends in the United States will be considered to be 100% derived from sources within the United States. OIN does not engage in transportation that gives rise to 100% U.S. source income. Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States and will generally not be subject to any U.S. federal income tax. OIN's vessels operate in various parts of the world, including to or from U.S. ports.

Taxation to OSG of OIN's Shipping Income

          The U.S. tax rules applicable to the income of our subsidiaries have undergone several changes over the years, with the result that different pools of earnings are subject to slightly different regimes, which are discussed below.

          Foreign shipping income earned before 1976 is not subject to tax unless actually distributed to the United States. For taxable years beginning on or after January 1, 1976, and ending on or before December 31, 1986, we did not include in income the undistributed shipping income of our foreign subsidiaries that was reinvested in so-called "qualified shipping assets." For taxable years beginning on or after January 1, 1987, we were required to include in income the deferred shipping income from this pre-1987 period to the extent that, at the end of any year, the investment in qualified shipping assets was less than our amount of qualified shipping assets at December 31, 1986. By virtue of the nature of OIN's business, we anticipate that the imposition of U.S. income tax on such deferred shipping income will be postponed indefinitely.

          For taxable years beginning on or after January 1, 1987, and ending on or before December 31, 2004, we were subject to current taxation on the shipping income of its foreign subsidiaries. However, for years beginning on or after January 1, 2005, we are generally not required to include in income OIN's undistributed shipping income unless OIN repatriates (including through a deemed dividend resulting from borrowings under certain credit agreements or as a result of intercompany balances, as described above) cash and assets held outside the United States.

U.S. Tonnage Tax Regime

          We made an election to have the foreign operations of our U.S. Flag vessels taxed under a "tonnage tax" regime rather than the usual U.S. corporate income tax regime. As a result, our gross income for U.S. income tax purposes with respect to eligible U.S. Flag vessels for 2005 and subsequent years does not include (i) income from qualifying shipping activities in U.S. foreign trade (i.e., transportation between the United States and foreign ports or between foreign ports), (ii) income from cash, bank deposits and other temporary investments that are reasonably necessary to meet the working capital requirements of qualifying shipping activities and (iii) income from cash or other intangible assets accumulated pursuant to a plan to purchase qualifying shipping assets. Our taxable income with respect to the operations of our eligible U.S. Flag vessels, of which there are two, is based on a "daily notional shipping income," which is taxed at the highest U.S. corporate income tax rate. The daily notional taxable income from the operation of a qualifying vessel is 40 cents per 100 tons of the net tonnage of the vessel up to 25,000 net tons, and 20 cents per 100 tons of the net tonnage of the vessel in excess of 25,000 net tons. The taxable income of each qualifying vessel is the product of its daily notional taxable income and the number of days during the taxable year that the vessel operates in U.S. foreign trade.

Reorganization Under Chapter 11

          On November 14, 2012, the Debtors filed voluntary petitions for reorganization under the Bankruptcy Code.

Reorganization Plan

          On March 7, 2014, the Debtors filed a plan of reorganization supported by certain of the lenders under pre-reorganized OSG's $1.5 billion credit agreement, dated as of February 9, 2006 (the "Lender Plan"). On April 18, 2014, the Debtors received a proposal for an alternative plan of reorganization committed to by ten potential investors on a several and not joint basis, the majority of whom held Existing Shares (as defined below) issued by pre-reorganized OSG (such proposal, as later revised, the "Equity Proposal"). The Debtors determined the Equity Proposal was more favorable to the Debtors' creditors and interest holders than the Lender Plan. Accordingly, on May 2, 2014, the Debtors filed with the Bankruptcy Court the Equity Plan. The Equity Plan together with the Equity Commitment Agreement (as defined below) effectuated the Equity Proposal. The

Bankruptcy Court confirmed the Equity Plan by order entered on July 18, 2014. On August 5, 2014, the Equity Plan became effective and we emerged from bankruptcy.

Equity Commitment Agreement

          On May 2, 2014, the Debtors entered into an equity commitment agreement (as subsequently amended, and including the exhibits thereto, the "Equity Commitment Agreement") with potential investors (each, an "Initial Commitment Party"). The Debtors subsequently entered into amendments to the Equity Commitment Agreement to, among other things, join certain additional parties to the Equity Commitment Agreement (each such additional party and each Initial Commitment Party, a "Commitment Party"). The Equity Commitment Agreement, along with the associated rights offering procedures, set forth the terms of an equity rights offering (the "Rights Offering") and separate sale of Holdback Securities (as defined below) for an aggregate offering amount of $1.510 billion. The Equity Plan and Equity Commitment Agreement further provided for our issuance of two separate classes of common stock (the "Class A common stock" and the "Class B common stock," and collectively the "New Shares") and penny warrants to purchase Class A common stock and Class B common stock (respectively "Class A warrants" and "Class B warrants," and, together with the New Shares, the "Rights Offering Securities").

Rights Offering and Issuance of Shares and Warrants

          In accordance with the Equity Commitment Agreement and the Equity Plan, on or about June 10, 2014, subscription rights to purchase Rights Offering Securities (each such right, a "Subscription Right") were distributed in respect of each then outstanding share of common stock of pre-reorganized OSG (each such share, an "Existing Share") to the holder of record of such Existing Share as of 5:00 pm (New York time) on June 6, 2014 (the "Record Date"). Each Subscription Right entitled a holder thereof that satisfied certain specified conditions (each, an "Eligible Holder") to purchase 12 shares of Class A common stock or Class A warrants, as applicable, as described in the Equity Plan, for $3.00 per Rights Offering Security. Each Eligible Holder that timely elected to participate in the Rights Offering (each, a "Participating Eligible Holder") was able to exercise some, all or none of the Subscription Rights it received, but each Subscription Right could only be exercised in whole, and not in part. All holders of Existing Shares of pre-reorganized OSG as of the Record Date that were not Participating Eligible Holders received, as described in the Equity Plan, one new share of Class B common stock or Class B warrants in respect of each Existing Share held of record by such holder on the Record Date.

          Each Commitment Party agreed in the Equity Commitment Agreement to exercise its Subscription Rights in full (to the extent such Commitment Party received Subscription Rights), to purchase a portion of any remaining securities related to unexercised Subscription Rights following completion of the Rights Offering (the "Backstop Securities") and to purchase a portion of a further additional number of shares of Class A common stock and/or Class A warrants (the "Holdback Securities") (the Rights Offering Securities, Backstop Securities and Holdback Securities, collectively, the "Aggregate Offering Securities") allocated to such Commitment Party under the Equity Commitment Agreement. As consideration for the respective commitments to purchase Backstop Securities, we granted to the Commitment Parties an aggregate of 25,166,668 further shares of Class A common stock and Class A warrants.

          On the Effective Date, all previously issued and outstanding shares of our common stock were cancelled and retired, and ceased to exist, and we issued the Aggregate Offering Securities for an aggregate offering amount of $1.510 billion. We issued 306,857,778 shares of Class A common stock and 213,715,419 Class A warrants pursuant to Rule 506(b) under the Securities Act. In addition, we issued 5,457,591 shares of Class B common stock and 2,469,013 Class B warrants pursuant to Section 1145 of the Bankruptcy Code. The proceeds from the issuance of the

Aggregate Offering Securities were used to satisfy certain of the Equity Plan's cash payment obligations and to provide working capital to fund our operations after emergence from bankruptcy. Following our emergence from bankruptcy on the Effective Date, we also entered into several exchange transactions to correct allocations of shares and warrants as between U.S. and non-U.S. security holders.

Registration Rights Agreement

          On May 2, 2014, the Debtors entered into a registration rights agreement with each Commitment Party (as subsequently amended, the "Registration Rights Agreement"). On May 26, 2014, the Debtors and each of the Commitment Parties entered into an amendment to the Registration Rights Agreement which added, as parties to the Registration Rights Agreement, all Commitment Parties that were not Initial Commitment Parties. Pursuant to the Registration Rights Agreement, we are required to register, on a registration statement filed with the SEC, the resale of certain shares of Class A common stock and Class A warrants for the benefit of the Commitment Parties and potentially certain other stockholders.

          Under the terms of the Registration Rights Agreement, the securityholders parties thereto are provided with certain demand registration rights subject to certain conditions and limitations. At any time and from time to time after a shelf registration statement has been declared effective by the SEC, any one or more of the securityholders parties thereto may request to sell all or any portion of their Registrable Securities (as defined in the Registration Rights Agreement) in an underwritten offering, provided that the total offering price of the securities to be offered in such offering is reasonably expected to exceed, in the aggregate (i) in the case of a demand by at least one selling securityholder party to the Registration Rights Agreement that is an "affiliate" (within the meaning of Rule 405 under the Securities Act), $25.0 million or (ii) in all other cases, $75.0 million.

Exit Financing

          On the Effective Date, to support the Equity Plan, OSG and certain of its subsidiaries entered into secured debt facilities consisting of: (i) a secured asset-based revolving loan facility of $75.0 million, among OSG, OBS, certain OBS subsidiaries, Wells Fargo, as administrative agent, and the other lenders party thereto (the OBS ABL Facility), secured by a first lien on substantially all of the U.S. Flag assets of OBS and its subsidiaries and a second lien on certain other specified U.S. Flag assets; (ii) a secured term loan of $603.0 million, among OSG, OBS, certain OBS subsidiaries, Jefferies, as administrative agent, and other lenders party thereto (the OBS Term Loan), secured by a first lien on certain specified U.S. Flag assets of OBS and its subsidiaries and a second lien on substantially all of the other U.S. Flag assets of OBS and its subsidiaries; and (iii) a secured term loan facility of $628.4 million (the OIN Term Loan) and a revolving loan facility of $50.0 million (the OIN Revolver Facility), among OSG, OIN, OIN Delaware LLC (the sole member of which is OIN), certain OIN subsidiaries, Jefferies, as administrative agent, and other lenders party thereto, both secured by a first lien on substantially all of the International Flag assets of OIN and its subsidiaries that, collectively, and together with the proceeds from the issuance of the Aggregate Offering Securities, provided us with the funding necessary to satisfy the Equity Plan's cash payment obligations, the expenses associated with closing the Exit Financing Facilities and working capital to fund our operations after emergence from bankruptcy. On August 5, 2014, the available amounts under each of the OBS Term Loan and OIN Term Loan were drawn in full. No amounts have been drawn under the OBS ABL Facility or the OIN Revolver Facility since the Effective Date.

Election Notes

          Pursuant to the Equity Plan, on the Effective Date, we issued two series of 7.50% Notes due 2021, one series in an aggregate principal amount of $6.5 million (the "Election 1 Notes") and the other series in an aggregate principal amount of $138.7 million (the "Election 2 Notes" and, together with the Election 1 Notes, the "Election Notes") to holders of our 7.50% Notes due 2024 (the "2024 Notes") that elected to receive Election 1 Notes or Election 2 Notes, as the case may be. The Election Notes were issued pursuant to two separate supplemental indentures and will mature on February 15, 2021. Each electing holder received Election 1 Notes or Election 2 Notes, as applicable, in a principal amount equal to that of the 2024 Notes previously owned by such holder together with, in the case of the Election 1 Notes, a cash payment equal to 1% and, in the case of the Election 2 Notes, a cash payment equal to 3%, of the principal amount of 2024 Notes previously held by such holder. In addition, each electing holder received a cash payment equal to the amount of unpaid and overdue interest that would have been owed under the 2024 Notes held by such holder if the 2024 Notes were reinstated and interest was paid through the Effective Date. Holders of 2024 Notes that did not elect to receive Election Notes, had their 2024 Notes reinstated, in an aggregate principal amount of $0.8 million and received a cash payment equal to the amount of unpaid and overdue interest. Holders of Election 2 Notes did not receive interest on overdue interest.

Legal Proceedings

          Set out below are descriptions of significant legal matters in which we are involved.

Class Action Lawsuits and Derivative Actions

          We have fully and finally resolved all potential direct claims by members of the putative class of securities claimants through a settlement effectuated through the Equity Plan, which became effective on August 5, 2014. Under the terms of that settlement, the Equity Plan provides for full satisfaction of the claims of the putative class through (i) $7.0 million in cash, which was paid on August 5, 2014, (ii) 15% of the net litigation recovery in the action against Proskauer Rose LLP ("Proskauer"), described below, (iii) $5.0 million in cash, payable following the entry of a final order resolving the Proskauer action, (iv) $3.0 million in cash, payable by us on August 5, 2015, (v) proceeds of any residual interest we have in certain director and officer insurance policies, and (vi) any remaining cash in the class E1 disputed claims reserve established by the Equity Plan following resolution of all other class E1 claims. The settlement proceeds will be held in escrow pending allocations and distributions to members of the putative class to be determined by the district court overseeing the Securities Exchange Act of 1934, as amended (the "Exchange Act"), claims.

          The settled claims stem from our filing of a Current Report on Form 8-K on October 22, 2012 disclosing that on October 19, 2012 the Audit Committee of our Board of Directors, on the recommendation of management, concluded that our previously issued financial statements for at least the three years ended December 31, 2011 and associated interim periods, and for the fiscal quarters ended March 31, 2012 and June 30, 2012, should no longer be relied upon. Shortly thereafter several putative class action suits were filed in the United States District Court for the Southern District of New York (the "Southern District") against us, our then President and Chief Executive Officer, our then Chief Financial Officer, our then current and certain former members of our Board of the Directors, our current independent registered public accounting firm, and underwriters of our public offering of notes in March 2010 (the "March Offering"). Our former independent registered public accounting firm was later added as a defendant. Subsequent to our filing for relief under Chapter 11, these suits were consolidated and the plaintiffs filed an amended complaint that does not name us as a defendant. The consolidated suit is purportedly on behalf of purchasers of our securities between March 1, 2010 and October 19, 2012 and purchasers of notes in the March Offering. The plaintiffs allege that documents that we filed with the SEC were defective, inaccurate and misleading, that the plaintiffs relied on such documents in purchasing our securities, and that, as a result, the plaintiffs suffered losses. The plaintiffs assert claims under the Securities Act against all defendants and claims under the Exchange Act, against our then former President and former Chief Financial Officer. Following additional amendments on plaintiffs' Exchange Act claims and motion to dismiss briefing, on April 28, 2014, the Southern District denied the motion to dismiss the Exchange Act claims filed by the then former President and former Chief Financial Officer on the third amended complaint. On October 20, 2014, the plaintiffs moved for leave to file another amended complaint alleging claims under the Exchange Act against our current and former independent registered public accounting firms, and on November 28, 2014, the Southern District denied the plaintiffs' motion. On February 17, 2015, our former independent registered public accounting firm informed the Southern District that all defendants other than our former independent registered public accounting firm had reached settlements in principle with the plaintiffs, which remain subject to review and approval by the Southern District. On March 18, 2015, our former independent registered public accounting firm moved for summary judgment, and on May 29, 2015, the Southern District granted that motion.

          The plaintiffs in the Southern District action filed a proof of claim against us in the Bankruptcy Court. Pursuant to a settlement with such plaintiffs and the putative class on whose behalf their claim is filed, their direct claims against us are fully and finally resolved based on the Equity Plan treatment described above. Separately, certain of the defendants in the Southern District have filed claims in the Bankruptcy Court against us for indemnification or reimbursement based on potential losses incurred in connection with such action. Certain of those indemnification claims, asserted by our former directors, have been released pursuant to the Equity Plan. In addition, the indemnification claims asserted by our former underwriters have been capped at no more than $1.5 million, pursuant to orders of the Bankruptcy Court. All claims of the defendants in the Southern District against us are subordinated pursuant to Section 510(b) of the Bankruptcy Code and are classified in Class E1. Under the Equity Plan, subordinated claims against us are limited to recoveries from a segregated reserve of $2.0 million to be funded by us pursuant to the Equity Plan. The Equity Plan and related confirmation order do not permit any recoveries by the defendants beyond this $2.0 million cap. Any amounts remaining following full and complete satisfaction of all Class E1 claims, including claims of defendants in the Southern District, will be distributed to members of the putative class pursuant to the terms of the settlement described above. The Equity Plan and confirmation order foreclose the defendants in the Southern District from pursuing any other or further remedies against us.

          As such, management estimates the amount of its exposure with respect to the actions pending before the Southern District described above at between zero and $2.0 million.

Proskauer Action

          On February 23, 2014, Proskauer and four of its partners filed an action in the Supreme Court of the State of New York, County of New York (the "Supreme Court") against the former Senior Vice President, General Counsel and Secretary and the former Chief Financial Officer alleging that the defendants engaged in tortious and fraudulent conduct that caused significant harm to the plaintiffs and us. The plaintiffs alleged that the defendants made false representations and thereby deceived and misled Proskauer into providing legal advice to us, which was the subject of our malpractice suit against Proskauer and four of its partners filed on November 18, 2013 in the Bankruptcy Court. On May 1, 2014, the defendants in the action filed by Proskauer and four of its partners filed motions to dismiss the action. On June 9, 2014, the plaintiffs filed an amended complaint that included certain additional factual allegations and an additional claim against our former Chief Financial Officer. On July 18, 2014, the defendants filed motions to dismiss the plaintiffs' amended complaint. On January 15, 2015, the Supreme Court dismissed the plaintiffs' amended complaint against the defendants. On March 2, 2015, the plaintiffs appealed the Supreme Court's decision to the Appellate Division of the Supreme Court, First Department.

          On February 21, 2014, the Bankruptcy Court declined to hear our malpractice claims against Proskauer and four of its partners that were filed on November 18, 2013, under the doctrine of permissive abstention, and on March 11, 2014, we re-filed our malpractice claims against such defendants in the Supreme Court. On April 11, 2014, Proskauer and four of its partners filed a motion to dismiss the malpractice action, and on September 10, 2014, the Supreme Court denied the motion to dismiss the legal malpractice for breach of duty of care claim but granted the motion to dismiss the legal malpractice for breach of duty of loyalty claim as subsumed within the duty of care claim. Proskauer and four of its partners appealed this decision to the Appellate Division of the Supreme Court, First Department and on February 11, 2015, the appellate court heard oral argument on the appeal. A ruling on the appeal is pending. In addition, on December 3, 2014, we filed a motion with the Supreme Court for partial summary judgment on whether the "joint and several" liability provisions of certain of our prior loan agreements, which are the focus of the malpractice action, are unambiguous as a matter of law. That motion is fully briefed, and a court hearing on this motion is scheduled for July 24, 2015.

          On May 20, 2015, the Supreme Court issued a scheduling order for discovery in our malpractice action against Proskauer. Under the terms of the scheduling order, all discovery will be completed by April 15, 2016.

SEC Investigation

          On November 13, 2012, we received from the staff of the SEC's Division of Enforcement (the "Staff") a request for documents relating to the statements in our October 22, 2012 Form 8-K. On January 29, 2013, the SEC issued a formal order of private investigation of us. We have provided documents to the SEC and intend to continue to cooperate fully with the SEC's investigation.

          The Equity Plan provides for funding for potential liabilities that the SEC may assert in connection with its proof of claim (the "SEC Claim") to the extent that the SEC Claim is allowed. The SEC filed the SEC Claim in respect of contingent and unliquidated amounts that the SEC may assert against us as a result of the outcome of its investigation of us and certain of our advisors. Pursuant to the Equity Plan, the Debtors will fund a cash reserve of up to $5.0 million to satisfy any liabilities on account of the SEC Claim, solely to the extent and upon the entry of a final order of the Bankruptcy Court providing that the SEC Claim or any portion thereof is allowed. The SEC and the Debtors have agreed that there is no inference, assertion, concession, admission, determination or conclusion that should be drawn from the establishment of the reserve, as the SEC's investigation of us, our advisors and individuals inside and outside of the Company is ongoing, and the SEC will make a determination of whether there were securities laws violations only at the conclusion of its investigation. The SEC has reached no such conclusion, and the Staff sought a reserve solely in recognition of the fact that the SEC had not completed its investigation prior to the Equity Plan's confirmation.

Environmental Incident

          On July 16, 2013, we received notification through our compliance reporting system that possible pollution violations from one of our Marshall Islands-flagged vessels had occurred. The report alleged that there had been improper discharges of bilge holding tank contents directly overboard and not, as required by our policies and law, through the installed oily water separator or to shore side reception facilities.

          On July 26, 2013, after conducting a preliminary investigation, we informed the Marshall Islands Maritime Administration (the "Flag State") of potential violations of law and the Flag State commenced an investigation. We have cooperated with the Flag State preliminary investigation. On July 31, 2013, we voluntarily disclosed to the U.S. Coast Guard and the U.S. Department of Justice the results of our and the Flag State's preliminary investigations, including possible improper discharges from the vessel's bilge holding tank and apparent false entries in, or apparent omission of required entries from, the vessel's Oil Record Book Part I while the vessel was in U.S. waters. On June 4, 2014 the U.S. Coast Guard accepted our self-reporting of this matter under the U.S. Coast Guard's voluntary disclosure policy. Under such policy, the U.S. Coast Guard will not recommend to the U.S. Department of Justice or other prosecuting authority that criminal charges be brought against us arising from this matter. We are cooperating with the Department of Justice in its investigation resulting from the voluntary disclosures. Any liabilities for potential fines or penalties that may be imposed in connection with this matter cannot be estimated at this time.

Legal Proceedings Arising in the Ordinary Course of Business

          We are a party, as plaintiff or defendant, to various suits in the ordinary course of business for monetary relief arising principally from personal injuries (including without limitation exposure to asbestos and other toxic materials), wrongful death, collision or other casualty and to claims arising under charter parties. A substantial majority of such personal injury, wrongful death, collision or other casualty claims against us are covered by insurance (subject to deductibles not material in amount). Each of the claims involves an amount which, in the opinion of management, should not be material to our financial position, results of operations and cash flows.

Properties

          We lease four properties which house offices used in the administration of our operations: a property of approximately 30,000 square feet in New York, New York; a property of approximately 18,300 square feet in Tampa, Florida; a property of approximately 3,600 square feet in Houston, Texas; and a property of approximately 2,500 square feet in Newark, Delaware.

          We do not own or lease any production facilities, plants, mines or similar real properties.

Vessels

          As of March 31, 2015, we owned or operated 80 vessels. See the tables presented under "Prospectus Summary—Our Fleet—Vessel Summary" and "Prospectus Summary—Fleet List."

MANAGEMENT

Directors

          Our Board of Directors consists of nine directors. Our Amended and Restated Certificate of Incorporation provides that the Board of Directors shall consist of at least seven directors and no more than 11 directors. The Amended and Restated Certificate of Incorporation does not provide for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors standing for election, and the holders of the remaining shares are not able to elect any directors. Our Amended and Restated By-Laws provide that directors will be elected by a majority of the shares voting once a quorum is present.

          The following table sets forth the name, age as of June 25, 2015 and position of each current director.

Name	Age	Position Held	Has Served as Such Since
Douglas D. Wheat	64	Chairman; Director	December 19, 2014 August 5, 2014
Timothy J. Bernlohr	56	Director	August 5, 2014
Ian T. Blackley	60	President and Chief Executive Officer; Director	January 20, 2015 March 3, 2015
Alexander D. Greene	56	Director	August 5, 2014
Samuel H. Norton	56	Director	August 5, 2014
Nikolaus D. Semaca	57	Director	August 5, 2014
Ronald Steger	61	Director	August 5, 2014
Gary Eugene Taylor	61	Director	August 5, 2014
Gregory A. Wright	65	Director	August 5, 2014

          Douglas D. Wheat has served as Chairman of the Board of Directors of the Company since December 19, 2014. He has been a Managing Partner of Southlake Equity Group, a private equity firm which he founded, since its inception in 2007. From 1992 until 2006, Mr. Wheat was President of Haas Wheat & Partners. Prior to the formation of Haas Wheat, Mr. Wheat was a founding member of the merchant banking group at Donaldson, Lufkin & Jenrette where he specialized in leveraged buyout financing. From 1974 to 1984, Mr. Wheat practiced corporate and securities law in Dallas, Texas. Mr. Wheat is currently the Chairman of the board of directors of AMN Healthcare Services, Inc. ("AMN"). He has been a director of AMN since 1999, becoming Chairman in 2007. He also serves as Vice Chairman of Dex Media, Inc. and served as Chairman of SuperMedia prior to its merger with Dex One. Mr. Wheat has also previously served as a member of the board of directors of several other companies including among others: Playtex Products; Dr Pepper/Seven-Up Companies, Inc.; Dr Pepper Bottling of the Southwest, Inc.; Walls Industries, Inc.; Alliance Imaging, Inc.; Thermadyne Industries, Inc.; Sybron International Corporation; Nebraska Book Corporation; ALC Communications Corporation; Mother's Cookies, Inc.; and Stella Cheese Company. Mr. Wheat received both his Juris Doctor and Bachelor of Science degrees from the University of Kansas in 1974 and 1972, respectively. Mr. Wheat's finance and legal expertise and experience serving on numerous boards of directors make him a valuable asset to our Board of Directors.

          Timothy J. Bernlohr is the Founder and Managing Member of TJB Management Consulting, LLC, which specializes in providing project specific consulting services to businesses in transformation, including restructurings, interim executive management and strategic planning services, since 2005. He is also the former President and Chief Executive Officer of RBX

Industries, Inc. ("RBX"), which was a nationally recognized leader in the design, manufacture and marketing of rubber and plastic materials to the automotive, construction and industrial markets. Prior to joining RBX in 1997, Mr. Bernlohr spent 16 years in the International and Industry Products division of Armstrong World Industries, where he served in a variety of management positions. Mr. Bernlohr currently serves as a Director of Atlas Air Worldwide Holdings, Inc., Rock-Tenn Corporation and Lead Director for Chemtura Corp. Additionally, Mr. Bernlohr serves as Chairman of Champion Home Builders, Inc. and Chairman of Contech Engineered Solutions, both privately-held corporations. Within the past five years, Mr. Bernlohr served as an independent director of the following publicly-held companies: WCI Steel Company; Ambassador International; Smurfit Stone Container Corporation; Aventine Renewable Resources and Cash Store Financial Services, Inc. Mr. Bernlohr is a graduate of Pennsylvania State University. Mr. Bernlohr's experience serving as a chief executive of an international manufacturing company and his varied directorship positions make him a valuable asset to our Board of Directors.

          Ian T. Blackley is the President and CEO of the Company having been elected to such position on January 20, 2015. Since joining the Company in 1991, Mr. Blackley has held numerous operating and financial positions. Prior to his election as President and CEO, Mr. Blackley served as Executive Vice President and Chief Operating Officer of the Company from December 19, 2014. Mr. Blackley served as Senior Vice President from May 2009 through December 2014, as Chief Financial Officer from April 2013 through December 2014, and Head of International Shipping from January 2009 through April 2013. Mr. Blackley also served as Managing Director and Chief Operating Officer of OSG Ship Management (UK) Ltd. from September 2005 through April 2013. Mr. Blackley began his seagoing career in 1971, serving as a captain from 1987 to 1991. He holds a diploma in Nautical Science from Glasgow College of Nautical Studies and a Master Mariner Class I license. Mr. Blackley's extensive experience both with the shipping industry generally and OSG in particular make him a valuable asset to our Board of Directors.

          Alexander D. Greene has over 30 years of corporate finance and private equity experience. From December 2005 to March 2014, he was a Managing Partner and head of U.S. Private Equity at Brookfield Asset Management, a global asset manager with over $175 billion of assets under management. At Brookfield, he led a team that invested in companies where operational improvement and strategic guidance were primary drivers of value creation. Prior to joining Brookfield, Mr. Greene served as an investment banker to large- and middle-cap businesses, boards of directors and other constituencies, focusing on leveraged finance, merger and acquisition and recapitalization transactions. His positions included serving as a Managing Director and co-head of Carlyle Strategic Partners and as a Managing Director of Wasserstein Perella & Co. Mr. Greene currently is a director of USA Truck, Inc. and Ambac Financial Group, Inc. and served as a director of Longview Fibre Paper and Packaging from 2007 to 2013, and CWC Energy Services Corp. from 2007 to 2014. He is a member of the Armonk New York Fire Department and serves on the Budget and Finance Advisory Committee for the Town of North Castle, New York. He holds a Bachelor of Business Administration in Finance from the George Washington University. Mr. Greene's extensive financial expertise and experience in commercial banking, investment banking and private equity with leading organizations make him a valuable asset to our Board of Directors.

          Gary Eugene Taylor is a former member of the U.S. Congress, having served for 21 years until January 2011. Mr. Taylor served as a senior member of the House Armed Services Committee and most recently as Chairman of the Seapower Subcommittee, providing oversight of expenditures for Navy and Marine Corps programs. As Chairman, Mr. Taylor worked with senior Navy leadership to develop a 30 year shipbuilding plan. As a member of the Merchant Marine Committee, Mr. Taylor helped guide passage of the Oil Pollution Act of 1990, the U.S. law that regulates the shipment of petroleum products on U.S. waters. Mr. Taylor also served as a senior member of the House

Transportation and Infrastructure Committee. He co-chaired the Shipbuilding Caucus, the Coast Guard Caucus, the National Guard and Reserve Caucus and the Expeditionary Warfare Caucus. After leaving Congress, Mr. Taylor worked in business development for E.N. Bisso in the ship assist business on the Mississippi River. From September 2011 until December 2013, Mr. Taylor served as a consultant for Navistar Defense on the Mine Resistant Ambush Protected vehicle program. Mr. Taylor has served as a Commissioner on the Hancock County Port and Harbor Commission since June 2012, providing oversight for the Port Bienville Industrial Park and Stennis International Airport in Hancock County, Mississippi. He is a graduate of Tulane University. Mr. Taylor's extensive expertise in shipping regulation makes him a valuable asset to our Board of Directors.

          Samuel H. Norton co-founded in 2006 SeaChange Maritime, LLC, an owner and operator of container ships, and has served as its Chairman and Chief Executive Officer since the company's inception. Mr. Norton spent the seventeen-year period ending July 2005 as a senior executive officer at Tanker Pacific Management (Singapore) Pte. Ltd. In 1995, Mr. Norton initiated and led the entry of the Sammy Ofer Group into the container segment, and acquired and operated the first container vessels in the group's fleet. While at Tanker Pacific, Mr. Norton also conceived and started a related business, Tanker Pacific Offshore Terminals ("TPOT"), which owns and operates a fleet of floating, offshore oil storage terminals. Prior to joining the Ofer group, Mr. Norton played a lead role in the Asian distressed assets group of the First National Bank of Boston, a position which acquainted him with the shipping industry and the Ofer family. Mr. Norton holds a Bachelor of Arts in Chinese Language and Literature from Dartmouth College where he graduated in 1981. Mr. Norton's substantial experience in the shipping industry makes him a valuable asset to our Board of Directors.

          Nikolaus D. Semaca is a Director Emeritus of McKinsey & Company ("McKinsey"), a global management consulting firm. From the time that he joined the firm in 1984 through his retirement in 2013, he served clients across a wide range of industries including airlines, railroads, hotels, mining, agriculture, energy and many others. While with McKinsey, Mr. Semaca led two of the firm's industry practices, the Travel and Logistics Practice (from 2004 to 2010) and the Energy and Materials Practice (from 2011 through 2013), and he also led the firm's Purchasing and Supply Management Practice from 2000 through 2004. Mr. Semaca also worked for a number of years at PepsiCo, specifically in their international restaurants group at Pizza Hut. His time there included work in Dallas, London, San Francisco and San Juan, Puerto Rico, where he was responsible for the Pizza Hut business in the Caribbean. Mr. Semaca is a 1980 graduate of the Stevens Institute of Technology with a Bachelor's Degree with High Honors in Chemical Engineering, and a 1984 graduate of the Kellogg School at Northwestern where he received a Master of Management degree with Distinction. He currently serves as a director on the board of directors of The Night Ministry, a Chicago-based homeless services non-profit, and also as a director of Frontier Professional Baseball LLC. Mr. Semaca's broad consulting experience serving clients in a variety of industries makes him a valuable asset to our Board of Directors.

          Ronald Steger began his career with KPMG, an audit, tax and advisory firm, in 1976 and was admitted into the partnership in 1986. He served as an SEC Reviewing Partner, one of the firm's most senior audit technical positions, from 2003 to 2013, and has extensive experience serving the needs of a wide variety of Fortune 1000 companies in the technology industry. Mr. Steger worked as the Global Leader of KPMG's semiconductor practice as well as the National Industry Director for electronics. He has presented to various trade associations and client conferences related to the global semiconductor industry, was a frequent panelist with KPMG's Audit Committee Institute and serves on the Advisory Board of ATREG, a global advisory firm specializing in the semiconductor and related advanced technology verticals. After working for the firm for the past 37 years in New York, Munich, Silicon Valley, Orange County and Austin, Mr. Steger retired from KPMG on December 31, 2013. Mr. Steger holds a Bachelor of Science in Accounting from Villanova University.

Mr. Steger's extensive financial and accounting expertise makes him a valuable asset to our Board of Directors.

          Gregory A. Wright co-founded One Cypress Energy LLC in 2011 and has served as its Chief Financial Officer since inception. Mr. Wright is the former Chief Financial Officer and Chief Administrative Officer of Tesoro Corporation. Mr. Wright worked for Tesoro from 1995 until his retirement in 2010, leading the company from a small exploration and production company into the third largest independent refining and marketing company in the United States. Prior to joining Tesoro, Mr. Wright worked for Valero Energy Corporation for 14 years in various positions including Vice President of Finance, Vice President of Business Development, Vice President of Planning and Vice President of Investor Relations. Prior to joining Valero, he worked for nine years for Columbia Gas Systems Inc. in various positions in accounting, budgeting and corporate planning. He graduated from The Ohio State University with a Bachelor of Business Administration in accounting and received his Masters of Business Administration with a concentration in finance from the University of Delaware. Mr. Wright's extensive financial leadership experience and accounting expertise make him a valuable asset to our Board of Directors.

Executive Officers

          The table below sets forth the name and age of each of our executive officers (other than Mr. Ian T. Blackley, the President and CEO, who is also a director and is listed earlier in the table of directors), and the date such executive officer was elected to his current position with the Company. The term of office of each executive officer continues until the first meeting of our Board of Directors immediately following the next annual meeting of its stockholders, and until the election and qualification of his or her successor. There is no family relationship between the executive officers.

Name	Age	Position Held	Has Served as Such Since
Rick F. Oricchio	59	Senior Vice President and Chief Financial Officer	January 2015
Lois K. Zabrocky	45	Co-President and Head of International Flag Strategic Business Unit	August 2014
Henry P. Flinter	50	Co-President and Head of U.S. Flag Strategic Business Unit	August 2014
James D. Small III	46	Senior Vice President, Secretary and General Counsel	March 2015
Adewale O. Oshodi	35	Vice President and Controller	July 2014
Geoffrey L. Carpenter	51	Vice President and Treasurer	September 2014

          Rick F. Oricchio joined the Company in January 2015. Prior to joining the Company, Mr. Oricchio worked for 30 years at Deloitte, LLP, the accounting, tax and management consulting firm, the last 23 years as a partner. While at Deloitte, Mr. Oricchio was responsible for the management and coordination of multi-national engagements and relationships in a variety of industries including transportation, private equity firms and manufacturing. As a partner at Deloitte, Mr. Oricchio provided tax services to the Company during the Chapter 11 proceedings.

          Lois K. Zabrocky served as Senior Vice President of the Company from June 2008 through August 2014. Ms. Zabrocky served as Chief Commercial Officer, International Flag Strategic Business Unit from May 2011 until her appointment as Head of International Flag Strategic Business Unit and as the Head of International Product Carrier and Gas Strategic Business Unit for at least four years prior to May 2011.

          Harry P. Flinter served as Senior Vice President of the Company from July 2014 through August 2014, Vice President from July 2013 through July 2014, interim Head of the U.S. Flag Strategic Business Unit from February 2013 until July 2013 and Chief Financial Officer of the U.S. Flag Strategic Business Unit from January 2009 until February 2013.

          James D. Small III joined the Company in March 2015. Prior to joining the Company, Mr. Small worked for more than 18 years at Cleary Gottlieb Steen & Hamilton LLP ("Cleary Gottlieb"), a law firm, the last seven years as counsel. At Cleary Gottlieb, Mr. Small's practice focused on corporate and financial transactions, U.S. securities law matters in U.S. and international capital markets transactions, mergers and acquisitions and general corporate transactions. As counsel at Cleary Gottlieb, Mr. Small provided legal services to the Company since 2013.

          Adewale O. Oshodi served as Secretary from July 2014 until March 2015 and as Director, Corporate Reporting from when he joined the Company in September 2010 until July 2014. Mr. Oshodi began his career in the New York commercial audit practice of Deloitte & Touche, LLP in 2000. As an Audit Manager between 2005 and 2008 and as an Audit Senior Manager between 2008 and 2010, Mr. Oshodi worked primarily on audits of companies in the maritime industry.

          Geoffrey L. Carpenter joined the Company in September 2014. Before joining the Company, Mr. Carpenter served as Senior Vice President and Treasurer at Brightstar Corporation, a leading specialized wireless services company, from March 2013 and was Vice President and Treasurer of Amway Corporation from June 2009 to March 2013, overseeing the company's worldwide treasury activities.

Code of Business Conduct and Ethics

          We have adopted a code of business conduct and ethics which is an integral part of our business conduct compliance program and embodies our commitment, and the commitment of our subsidiaries, to conduct operations in accordance with the highest legal and ethical standards. The code of business conduct and ethics applies to all of our officers, directors and employees. Each is responsible for understanding and complying with the code of business conduct and ethics. We also have an insider trading policy which prohibits our directors and employees from purchasing or selling our securities while in possession of material nonpublic information or otherwise using such information for their personal benefit. The insider trading policy also prohibits our directors and employees from hedging their ownership of our securities. In addition, we have an anti-bribery and corruption policy which memorializes our commitment to adhere faithfully to both the letter and spirit of all applicable anti-bribery legislation in the conduct of our business activities worldwide. The code of business conduct and ethics, the insider trading policy and the anti-bribery and corruption policy are posted on our website, which is www.osg.com, and are available in print upon the request of any of our stockholders. Our website and the information contained on that site, or connected to that site, are not incorporated by reference in this prospectus.

Standing Committees of the Board of Directors

Audit Committee

          We have an Audit Committee of our Board of Directors. The Audit Committee has a charter that is posted on our website and is available in print upon the request of any of our stockholders.

          The Audit Committee is required to have no fewer than three members all of whom must be and are independent directors under the standards set forth in our corporate governance guidelines, which are posted on our website. The standards in the corporate governance guidelines are the same standards established by the New York Stock Exchange. From January 2014 through August 5, 2014, the Audit Committee consisted of Messrs. Thomas F. Robards (Chairman), Joel I.

Picket and Ariel Recanati. The Board of Directors determined that Mr. Robards was an audit committee financial expert, as defined by rules of the SEC. The former Audit Committee met four times during 2014. Upon our emergence from bankruptcy, the Audit Committee consisted of Messrs. Wright (Chairman), Greene, Norton and Steger. The Board of Directors determined that Messrs. Steger and Wright are audit committee financial experts, as defined by rules of the SEC and NYSE. The current Audit Committee met six times in 2014.

          The Audit Committee oversees our accounting, financial reporting process, internal controls and audits and consults with management, internal auditors and our independent registered public accounting firm on, among other things, matters related to the annual audit, published financial statements and the accounting principles applied and the oversight of financial risk assessments associated with our operations. As part of its duties, the Audit Committee retains our independent registered public accounting firm.

          The Audit Committee maintains direct responsibility for the compensation and oversight of our independent registered public accounting firm and evaluates the independent registered public accounting firm's qualifications, performance and independence. The Audit Committee has established policies and procedures for the pre-approval of all services provided by our independent registered public accounting firm.

Human Resources and Compensation Committee

          We have a Human Resources and Compensation Committee of our Board of Directors (the "Compensation Committee"). The Compensation Committee has a charter that is posted on our website and is available in print upon the request of any of our stockholders.

          The Compensation Committee is required to have no fewer than three members all of whom must be and are independent directors under the standards set forth in our Corporate Governance Guidelines, which are posted on our website. The standards in the corporate governance guidelines are the same standards established by the New York Stock Exchange. From January 2014 through August 5, 2015 the former Compensation Committee, consisted of Messrs. Charles A. Fribourg (Chairman), Thomas B. Coleman, Oudi Recanati, Jean-Paul Vettier. The former Compensation Committee met twice in 2014. Upon our emergence from bankruptcy the Compensation Committee consisted of Timothy J. Bernlohr (Chairman), Nikolaus D. Semaca, Alexander D. Greene and Samuel H. Norton. The current Compensation Committee met ten times in 2014.

          The Compensation Committee establishes, oversees, and carries out our compensation philosophy and strategy. It implements the Board of Directors' responsibilities relating to compensation of our executive officers, and ensures that our officers and senior executives are compensated in a manner consistent with our philosophy and competitive with our peers. As part of its duties, it monitors and oversees the preparation of our annual Compensation Discussion and Analysis for inclusion in the annual proxy statement, prepares an annual report on executive compensation, and provides guidance with respect to other compensation matters including recommendations for our CEO.

Corporate Governance and Risk Assessment Committee

          We have a Corporate Governance and Risk Assessment Committee of our Board of Directors (the "Governance Committee"). The Governance Committee has a charter that is posted on the Company's website and is available in print upon the request of any of our stockholders.

          The Governance Committee is required to have no fewer than three members all of whom must be and are independent directors under the standards set forth in our corporate governance guidelines, which are posted on our website. The standards in the corporate governance guidelines are the same standards established by the New York Stock Exchange. From January 2014 through August 5, 2014 the former Governance Committee consisted of Oudi Recanati (Chairman), Charles A. Fribourg, Joel I. Picket and Michael J. Zimmerman. The former Governance Committee did not meet in 2014. Upon our emergence from bankruptcy the Governance Committee consisted of Douglas D. Wheat (Chairman), Ronald Steger, Gary Eugene Taylor and Nikolaus D. Semaca. The current Governance Committee met ten times in 2014. From June 9, 2015, the Governance Committee consisted of Ronald Steger (Chairman), Gary Eugene Taylor, Nikolaus D. Semaca and Gregory A. Wright.

          The Governance Committee assists the Board of Directors by identifying and recommending individuals qualified to become Board members to the Board of Directors for nomination at the next annual shareholder meeting. It develops and recommends to the Board of Directors the establishment of our corporate governance guidelines, and it provides oversight over non-financial risk assessments associated with our operations. The Governance Committee's risk assessment responsibilities include oversight of our quality of services, and our vessels' adherence to environmental and regulatory requirements. As part of its duties, the Governance Committee also aids the Board of Directors by providing a review of the Board of Directors' performance on an annual basis.

COMPENSATION DISCUSSION AND ANALYSIS

          The following Compensation Discussion and Analysis ("CD&A") provides information regarding the compensation program for all of our executive officers in 2014, each of whom is listed in the Summary Compensation Table in this section (collectively, the "Named Executive Officers" or "NEOs"). The CD&A describes our compensation philosophy, the objectives of the executive compensation programs and policies, the elements of the compensation program and how each element fits into our overall compensation philosophy. The Compensation Committee is responsible for overseeing the compensation paid to all of our executive officers, including the Named Executive Officers.

Executive Summary

          We have a strong and measurable pay for performance philosophy. The following summarizes the fundamental objectives and key elements of our executive compensation program and describes our 2014 executive compensation highlights. In the aftermath of our filing voluntary petitions with the Bankruptcy Court to commence the Chapter 11 restructuring process on November 14, 2012, we shifted our principal measure of success from maximizing shareholder value to maximizing value for the stakeholders in its estate and positioning the Company to reorganize successfully. The objectives and key elements of the executive compensation program were adapted to reflect this change until we emerged from bankruptcy on August 5, 2014. Upon emergence, our compensation philosophy, among other matters, again focused on maximizing shareholder value.

Objectives and Key Elements of the Executive Compensation Program

  •
  The fundamental objective of our executive compensation program is to motivate and reward actions that the Compensation Committee believes will maximize shareholder value. The program is designed to attract, motivate, retain and reward outstanding, high-performing executives possessing the talent, experience and expertise to drive and sustain growth in long-term value for our shareholders.

  •
  During the bankruptcy, our executive compensation program was effectively designed to align the interests of our executives with the interests of our stakeholders and was instrumental in permitting us to retain key personnel as we restructured our business. Historically, our executive compensation program was based on the traditional compensation elements of base pay, annual cash incentives, long-term incentives (usually in the form of equity awards) and employee benefits. Throughout the bankruptcy, however, we suspended the use of long-term incentives in our compensation program, relying solely on base salary, annual (cash) incentives and employee benefits. In September 2014, following our emergence from bankruptcy, the Compensation Committee determined that it was appropriate to return to the use of long-term, equity-based incentives for our executives. Our Compensation Committee reviews all elements of our executive compensation program annually.

  •
  We seek to provide competitive levels of "fixed" compensation in the form of base salaries and employee benefits while emphasizing pay for performance by placing a larger portion of total compensation "at risk" in the form of (i) annual performance-based cash incentives that will only be paid if we achieve specified performance goals ("Annual Incentives") and (ii) long-term incentives in the form of both time-based and performance-based equity awards that vest over multi-year periods.

  •
  In September 2014, following our emergence from bankruptcy, we entered into employment agreements with each of our NEOs, other than Messrs. Johnston and Edelson. Details of these agreements are described below under the heading, "—Agreements with the Named Executive Officers."

  •
  Each NEO's Annual Incentive is determined based on a combination of our performance relative to our financial and operational goals, as well as the achievement of individual goals, all of which are established and approved by the Compensation Committee at the beginning of each year. As in past years, the financial performance measure for 2014 was the achievement of specified levels of earnings from shipping operations ("ESO"), defined as income from vessel operations before depreciation and amortization and gains and losses on vessel sales (including impairments) reduced by payments for drydocking and expenditures for vessels, at both the Company and the business unit levels. The operational metrics were based on quantifiable measures of our performance in commercial success, safety and quality.

  •
  Throughout 2014, the Compensation Committee was composed exclusively of independent directors. Upon our emergence from bankruptcy, the Compensation Committee engaged Lyons, Benenson & Company Inc. ("LB&Co.") as its independent compensation consultant. Prior to our emergence from bankruptcy, the Compensation Committee relied upon John J. Ray, III, as our Chief Reorganization Officer ("CRO"), and the Compensation Committee engaged Mercer (US) Inc. ("Mercer") to advise it with respect to our executive compensation program and incentive compensation plan design.

  •
  We have an incentive compensation recoupment policy, an insider trading policy and equity ownership guidelines for executives and directors, each of which is discussed in greater detail below. We believe that these policies and guidelines serve as effective risk mitigation tools for our compensation programs.

Executive Compensation Highlights

  •
  On August 11, 2014, Mr. Robert E. Johnston, then President and CEO of the Company, retired. We entered into a letter agreement with Mr. Johnston, which provides, among other things, that Mr. Johnston will advise us as a consultant until December 31, 2015 (the "Consulting Period") for a monthly fee of $56,250. The letter agreement further provides that we will pay Mr. Johnston severance in the amount of $675,000 under our severance plan plus a bonus in respect of 2014 equal to $1,012,500 plus $6,399,259 in full satisfaction of our obligations to him under our Supplemental Executives Savings Plan (the "Supplemental Plan") in accordance with his employment agreement dated on March 22, 2013. In connection with his retirement and subsequent consulting agreement, Mr. Johnston has agreed to non-competition and non-solicitation covenants that extend six months beyond the end of the Consulting Period, as well as customary confidentiality and non-disparagement covenants.

  •
  In September 2014, we entered into an employment agreement with Mr. Ian T. Blackley as Senior Vice President and CFO of the Company. At that time, he was awarded an equity grant with a grant-date value of $600,000. In January 2015, Mr. Blackley was elected President and CEO of the Company and, in connection with this promotion, we entered into a new employment agreement with Mr. Blackley under which his annual salary was increased to $675,000 from $475,000, his annual target bonus ("Target Bonus") was set at 150% of annual salary and that he is to be granted long-term, equity incentive awards with a grant-date value of $2,500,000 a portion of which comprising restricted stock units and options with a grant date value of approximately $1,700,000 was granted in February 2015. Mr. Blackley's agreement is described under "—Agreements with the Named Executive Officers" below.

  •
  In September 2014, we entered into employment agreements with Ms. Zabrocky and Messrs. Flinter, Carpenter and Oshodi under which they are employed as co-President and Head of our International Flag SBU, co-President and Head of our U.S. Flag SBU, Vice President and Treasurer, and Vice President, Secretary and Controller, respectively, and with annual Target Bonuses of 150%, 125%, 40% and 55%, respectively. In accordance with his agreement, Mr. Flinter received a $50,000 increase in base salary to $385,000. The terms of these employment agreements are discussed under "—Agreements with the Named Executive Officers" below.

  In July 2014, Mr. Oshodi received an increase in his base salary of $56,046 to $220,000, due to his promotion to Vice President, Secretary and Controller.

  •
  In December 2014, we entered into an employment agreement with Rick F. Oricchio, Senior Vice President and CFO of the Company effective January 12, 2015. In connection with his employment, Mr. Oricchio's annual salary was fixed at $475,000, his annual Target Bonus was set at 150% of his base salary, and he received a long-term, equity incentive award with a grant-date value of $1,500,000.

  •
  In February 2015, we entered into an employment agreement with James D. Small III, Senior Vice President, Secretary and General Counsel effective March 2, 2015. On that effective date, Mr. Oshodi ceased to act as Secretary for the Company. In connection with his employment, Mr. Small's annual salary was fixed at $475,000, his annual Target Bonus was set at 150% of his base salary and he is to be granted a long-term, equity incentive award with a grant-date value of $1,500,000 a portion of which comprising restricted stock units and options with a grant date value of $1,000,000 was granted in March 2015.

  •
  In September 2014, the Compensation Committee adopted the Overseas Shipholding Group, Inc., Management Incentive Compensation Plan (the "Plan"), providing for the issuance of equity and cash incentive awards to management. Subsequently, the Compensation Committee granted stock options and time-based restricted stock units ("RSUs") to the NEOs other than Messrs. Johnston and Edelson.

  •
  On December 19, 2014, our Board of Directors approved the Retention Bonus Plan for a number of participants, including the NEOs, other than Messrs. Johnston and Flinter. The objective of this plan is to promote our interests by providing certain key employees with an appropriate incentive to stay with us through December 19, 2016 (the "Retention Period"). Awards under the Retention Bonus Plan will be paid in a lump sum following completion of the Retention Period. If a participant voluntarily terminates employment or is terminated by us for cause before the end of the Retention Period, he or she will forfeit the full amount of the award. If a participant's employment is terminated by us other than for cause during the Retention Period, or if the participant's employment is terminated due to death or disability, the full amount of the retention award will be paid upon such termination. The retention awards for the NEOs were: Ian T. Blackley — $475,000; Lois K. Zabrocky — $525,000; Geoffrey L. Carpenter — $147,500; Adewale O. Oshodi — $220,000; and James I. Edelson — $377,000.

  •
  In view of the bankruptcy, we did not hold a meeting of stockholders in 2014 and, accordingly, did not hold a say on pay vote in 2014.

  •
  We executed a settlement, release and indemnity agreement with Mr. Edelson on February 3, 2015. Such agreement was approved by the Bankruptcy Court on February 23, 2015. The agreement provides for the resolution of disputed claims filed by Mr. Edelson in connection with our bankruptcy filing, including the payment of $782,037 by the Company to Mr. Edelson and for the mutual release and indemnification of the Company and Mr. Edelson.

Compensation Philosophy and Objectives

          We believe that a well-designed compensation program is a powerful tool to attract, motivate, retain and reward top executive and managerial talent. We further believe that our compensation program should align the interests of our executives with those of our shareholders in achieving and sustaining significant increases in shareholder value over the short-and long-terms. We have, therefore, structured our compensation program to drive and support these goals. The compensation program is designed with the following objectives in mind:

  •
  Attract, motivate, reward and retain highly-talented executives and managers, whose leadership and expertise are critical to our overall growth and success;

  •
  Compensate each executive based upon the scope and impact of his or her position as it relates to achieving our corporate goals and objectives, as well as on the potential of each executive to assume increasing responsibility within the Company;

  •
  Utilize the incentive compensation programs to align the interests of our executives with those of our shareholders by linking incentive compensation rewards to the achievement of performance goals that maximize shareholder value; and

  •
  Structure the total compensation program to reward the achievement of both the short-term and long-term strategic objectives necessary for sustained optimal business performance.

Role of the Human Resources and Compensation Committee

General

          Structure of The Compensation Committee:    The Compensation Committee consists of four members of the Board of Directors, each of whom qualifies as independent under the New York Stock Exchange listing standards. Recognizing the importance of the independent perspectives, the Compensation Committee meets frequently in executive session, without any members of management present. Since emergence from bankruptcy, the Compensation Committee held ten meetings in 2014, all of which ended with an executive session without management present.

          Decision Making:    The primary goals of our Compensation Committee are to establish our compensation philosophy and strategy and to fulfill the Board of Directors' responsibility as it relates to the compensation of our executive officers and other senior executives, ensuring that all of our executives are compensated in a manner consistent with our compensation philosophy and strategy. The Compensation Committee takes many factors into account when making compensation decisions with respect to the NEOs and other senior executives, including the individual's performance, tenure and experience; the ability of the individual to affect our long-term growth and success; our overall performance; internal equity among the NEOs; and external, publicly available market data on competitive compensation practices and levels. Additionally, throughout the bankruptcy and thereafter since emergence, the Compensation Committee has considered and taken into account potential executive retention concerns. Following our emergence from bankruptcy, the Compensation Committee recognized that it was vitally important to consider the importance of retaining the management team through an indefinite period of volatility and uncertainty. As a result, following emergence from bankruptcy, the Compensation Committee, in consultation with John J. Ray, III, acting in his then-capacity as Chairman of the Board of Directors, and with the full Board of Directors, took certain actions that were focused on executive retention.

          Responsibilities:    The Compensation Committee has responsibility for the following regarding our compensation program and policies, and discharges its duties carefully considering each of the tasks set forth below.

  •
  Make recommendations to the Board of Directors as to our general compensation philosophy.

  •
  Review and approve, at least annually, the corporate goals and objectives for the CEO, which shall be established by the Board of Directors, evaluate the performance of the CEO in light of those goals and objectives and determine and approve the CEO's compensation based on this evaluation.

  •
  Review and approve annual compensation, including base salaries, incentive compensation, benefits and perquisites, of all executive officers of the Company, and report such determinations and actions to the Board of Directors.

  •
  Review and approve employment agreements, severance agreements, change of control agreements and other similar agreements (if any) relating to executive officers.

  •
  Make recommendations to the Board of Directors with respect to the establishment and terms of annual incentive-compensation plans and long-term, equity-based incentive plans and administer such plans, including determining any awards to be granted to management pursuant to these plans.

  •
  Oversee and monitor the preparation of our CD&A for inclusion in the annual proxy statement.

  •
  Prepare an Annual Report of the Compensation Committee on Executive Compensation affirming approval of the CD&A for inclusion in our annual proxy statement or Annual Report on Form 10-K in accordance with the applicable rules and regulations of the SEC.

  •
  Prepare and distribute to the Board of Directors an annual self-evaluation of the Committee's performance setting forth to what extent it complied with its duties under its charter.

  •
  Review and reassess annually the adequacy of the Committee's charter and recommend to the Board of Directors any changes indicated.

  •
  Periodically review our compensation program, including executive compensation arrangements, to evaluate the competitiveness and internal equity of the program, and to assess how well the program is meeting its objectives. In discharging this responsibility, the Committee takes into account factors it deems appropriate, including our business strategy, undue risks (if any) to us and our business that might result from the compensation program.

  •
  Review and assess the results of any stockholder advisory votes with respect to our compensation programs, plans or arrangements.

  •
  Retain any compensation consultants or other advisors it believes are necessary to discharge its duties, and the Compensation Committee has the sole authority to approve the terms of any engagement and any associated fees.

  •
  Regularly report to the Board of Directors any significant issues considered by the Compensation Committee and any action it has taken.

Use of Outside Advisors

          The Compensation Committee has the authority to engage independent advisors to assist it in carrying out its duties. In 2014, the Compensation Committee engaged LB&Co. to advise it about all post-bankruptcy executive and director compensation arrangements and related governance matters. LB&Co. did not provide any other services to us in 2014. We incurred fees to LB&Co. of approximately $57,494 for all services rendered to the Compensation Committee in 2014.

          Prior to emergence from bankruptcy, the Compensation Committee relied upon John J. Ray, III, as our CRO, and the Compensation Committee engaged Mercer to advise it with respect to our executive compensation program and incentive compensation plan design. In 2014, Mercer also provided other benefits-related services to us. We incurred fees to Mercer of approximately $265,435 for all services rendered to the Compensation Committee.

          Compensation Consultant Conflict Of Interest Assessment:    As required by rules adopted by the SEC under the Dodd-Frank Act, the Compensation Committee assessed all relevant factors and determined that the work of LB&Co. did not raise any conflict of interest in 2014. In making this determination, the Compensation Committee considered all relevant factors, including those set forth in Rule 10C-1(b)(4)(i) through (vi) under the Exchange Act.

Role of the CEO, CRO and the Chairman of the Board of Directors in Setting CEO and Other Executives' Compensation

          All decisions relating to the CEO's compensation are made by the Compensation Committee without the CEO or other members of management present. Following our emergence from bankruptcy, the Compensation Committee was assisted in this effort by LB&Co. In 2014, the Compensation Committee was also advised by John J. Ray, III in his capacity as the CRO during the bankruptcy and thereafter in his capacity as the Chairman of the Board of Directors.

          In making determinations regarding compensation for the NEOs and selected other senior executives, the Compensation Committee generally considers the recommendations of the CEO (for all executives other than himself), and the advice received from LB&Co. In 2014, in the absence of a CEO after emergence from bankruptcy, the Compensation Committee considered the recommendations of the Chairman. The Chairman recommended the compensation levels (including the compensation provisions contained in the employment agreements of those executives who have employment agreements) for the NEOs and for all others whose compensation is determined by the Compensation Committee. In making his recommendations, the Chairman evaluated the performance of each executive, considered each executive's compensation in relation to our other officers and executives and assessed our retention risks. The Compensation Committee then reported these discussions to the Board of Directors, who approved these actions. In 2014 during bankruptcy, the Compensation Committee met twice and after emergence from bankruptcy in 2014 the Compensation Committee met ten times.

Elements of the Company's Compensation Program

          The principal elements of our compensation program are base salary, annual cash incentive awards and long-term incentive compensation (usually in the form of equity based awards). We also provide for severance arrangements either by policy or, in the case of our executive officers, by employment agreement, welfare benefits (in the form of medical, dental, disability and life insurance) and retirement benefits. The executive compensation program is designed to reward the achievement of selected corporate and business unit goals and to attract, motivate, retain and reward executives in an increasingly competitive marketplace for talent. The Compensation Committee reviews each element of compensation annually to ensure alignment with our compensation philosophy and objectives, as well as to assess our executive compensation program and levels relative to the competitive landscape.

Compensation Comparison Group

          In general, we strive for total compensation to be competitive with a select group of companies that the Compensation Committee believes to be an appropriate reference group (the "Compensation Comparison Group"). At least annually, the Compensation Committee reviews the Compensation Comparison Group to affirm that it is comprised of companies that are similar to us in terms of industry focus and scope of operations, size (based on revenues), and the competitive marketplace for talent. For 2014, prior to our emergence from bankruptcy on August 5, 2014, our Compensation Comparison Group consisted of twelve, publicly-traded marine transportation or service corporations, listed below, based in the United States whose executive compensation information is publicly available.

2014 Pre-emergence Compensation Comparison Group Companies
Alexander & Baldwin, Inc.	Hornbeck Offshore Services, Inc.
Bristow Group Inc.	Kirby Corporation
General Maritime Corporation	Pride International, Inc.
Global Industries, Ltd.	Rowan Companies, Inc.
GulfMark Offshore, Inc.	SEACOR Holdings, Inc.
Helmerich & Payne, Inc.	Tidewater Inc.

          On August 5, 2014, the Compensation Committee changed the Compensation Comparison Group to eighteen companies, keeping six companies, removing six companies and adding twelve new companies. The revised group of companies, listed below, focuses on the marine transportation and other corporations with similar scope of operations and revenues to us.

2014 Post-emergence Compensation Comparison Group Companies
Atlas Air Worldwide Holdings, Inc.	Magellan Midstream Partners, L.P.
Bristow Group Inc.	Martin Midstream Partners, L.P.
Cal Dive International, Inc.	Matson, Inc.
DHT Holdings, Inc.	Rose Rock Midstream, L.P.
Diamond S Shipping Group, Inc.	SEACOR Holdings Inc.
GulfMark Offshore, Inc.	SemGroup Corporation
Helix Energy Solutions Group, Inc.	TAL International Group, Inc.
Hornbeck Offshore Services, Inc.	Tidewater Inc.
Kirby Corporation	Western Gas Partners, L.P.

          While the Compensation Committee believes that the data derived from the Compensation Comparison Group is helpful, it also recognizes that benchmarking is not necessarily definitive in every case. Furthermore, the Compensation Comparison Group is limited to those companies for which executive compensation data is publicly available, which necessarily eliminates some of our closest competitors that are privately held and/or incorporated in jurisdictions that do not require public disclosure of executive compensation. The Compensation Committee uses the information from the Compensation Comparison Group for informational and analytical purposes, and, therefore, does not target a specific percentile or make compensation decisions based solely on the market data alone. Rather, consistent with our historical practices, in 2014 we utilized both Company performance and individual performance as the main drivers of decisions on compensation levels in addition to market data.

Fixed Compared with Variable Pay

          We seek to provide competitive "fixed" compensation (in the form of base salaries) and place an emphasis on pay for performance by placing a larger portion of total compensation "at risk" in the form of annual performance-based cash incentives (that will only be paid if we achieve specified performance goals) and long-term (equity) incentives, which vest over a multi-year period and, in certain cases, depend on achievement of specific performance goals.

          In 2014, after emergence from bankruptcy, the Compensation Committee approved new equity grants for certain NEOs. These grants were comprised of time-based stock options and RSUs. The Compensation Committee has also agreed to grant performance stock unit awards to certain NEOs in 2015.

          The following table sets forth the actual 2014 fixed and variable cash compensation percentages (at target) for our CEO and the average fixed and variable cash compensation percentages (also at target) for our NEOs. The annual (cash) incentive compensation percentages are based on the amount that would have been payable upon achievement of target percentages during 2014. The table below represents the division of fixed base salary and variable annual (cash) incentive pay.

Name	Base Salary	Annual (Cash) Incentive Compensation
CEO	40%	60%
Other NEOs	44%	56%

Base Salary

          We pay base salaries to attract talented executives and provide a secure fixed level of compensation. The Compensation Committee typically reviews executive base salaries annually in the context of total compensation and compares our executive salaries to the salaries of senior management among the Compensation Comparison Group companies that are most comparable to us, bearing in mind that total compensation is the principal comparative measure of the competitiveness of our program. Based on its own experience and such comparison, the Compensation Committee determines whether the salaries of the NEOs are at levels sufficient to attract, motivate and retain, in concert with other elements of compensation, the executives essential to leading us and driving stockholder value.

          Annual increases in base salary are not assured, and adjustments take into account individual performance, prior experience, position duties and responsibilities, internal equity and external market practices. The Compensation Committee largely relies on the CEO's evaluation of each NEO's performance (other than his own) in deciding whether to approve merit increases for any NEOs in a given year. In those instances where the duties and responsibilities of an NEO change, the CEO will recommend any changes believed to be warranted, and the Committee will consider all the factors enumerated above in determining whether to approve any such increases. In the case of the CEO's base salary, the Compensation Committee considers the Board of Directors' assessment of the CEO's performance; whether any strategic actions have materially changed the nature or size of the Company; and external market conditions in deciding whether to recommend an increase in base salary for the CEO.

          The base salaries of the NEOs for 2014, 2013, and 2012 are set forth in the Summary Compensation Table.

Annual Cash Incentive Awards

          Our annual cash incentive program is intended to focus our NEOs on our critical, short-term business goals, such as increased earnings from shipping operations, enhanced risk management, competitive sources of financing and improved performance in the areas of safety, quality and environmental compliance. Pursuant to the Management Incentive Compensation Plan, NEOs may

receive annual cash incentives based upon the achievement of the specified annual performance goals, which are established by the Compensation Committee during the first quarter of the performance year.

          The annual incentive compensation target award levels are expressed as percentages of base salaries. For Messrs. Johnston and Blackley and Ms. Zabrocky, the potential actual incentive award range was 0% to 187.5% of base salary with a threshold of 97.5%, a Target Bonus of 150% of base salary and a maximum of 187.5%. For Mr. Flinter, the potential incentive award range was from 0% to 156.3% of base salary, with a threshold of 81.3%, a Target Bonus of 125% of base salary and a maximum of 156.3%. For Mr. Edelson, the incentive award range was from 0% to 218.8% of base salary, with a threshold of 113.8%, a Target Bonus of 175% of base salary and a maximum of 218.8%. For Mr. Carpenter, the incentive award range was 0% to 50% of base salary with a threshold of 26%, a Target Bonus of 40% and a maximum of 50%. For Mr. Oshodi, the incentive award range was 0% to 69% of base salary with a threshold of 36%, a Target Bonus of 55% and a maximum of 69%. Annual Incentives were based on ESO achievement relative to goal. ESO is an objective measure of performance. The ESO measure is the same measure that was used in the Cash Incentive Compensation Plan for 2013, although the goals were different for each year.

          The Compensation Committee approved several corporate, business unit and individual performance goals for determining the actual incentive awards for 2014: (i) Company ESO; (ii) specific operational performance metrics and ESO of each executive's business unit (if any); and (iii) the NEO's achievement of individual goals. Each individual's goals were carefully chosen to ensure integration and alignment with our long-term objectives. The Compensation Committee believes the performance measures selected are the most appropriate measures to determine actual incentive compensation, as they reflect our financial performance, the comparative performance of specified commercial and technical operations, and individual performance.

          The weighting of each of the above performance measures were different for each of our executives, depending on his or her role within the Company. Annual Incentives for members of the corporate staff, including the CEO, CFO, and Messrs. Carpenter, Oshodi and Edelson were based on corporate ESO (weighted at 50%) and individual performance (also weighted at 50%). For members of a business unit, including Ms. Zabrocky and Mr. Flinter, business unit performance was weighted at 50% (divided equally between business unit ESO and specific operational business unit performance goals) and Company ESO and individual performance measures, each weighted at 25% to reflect the philosophy that business unit members have the most direct effect on the unit's financial and operational performance.

          For 2014, the Company and business unit ESO goals have ratings assigned on a scale of 0% to 130%, with 100% representing the rating assigned for meeting each of (i) targeted ESO performance for the Company measure and (ii) targeted ESO performance for the business unit. The rating scale corresponds to a performance factor scale that ranges from 0% to 130% with 10% increments. A Company or business unit rating measure of 100% corresponds to a performance factor of 100%. If a rating for a measure is below 70%, the performance factor for that measure is zero, resulting in no bonuses being payable under that measure. The individual performance goals and the business unit operational metrics each have a performance factor assigned on a scale of 0% to 120%, with 100% as the performance factor assigned for meeting the specified individual and operational goals for such measure. If a rating for an individual measure is below 60%, the performance factor for that measure is zero, resulting in no bonuses being payable under that measure. The amount of each NEO's actual annual cash incentive award is determined as follows:

          Base Salary times (A plus B plus C) where:

  A
  equals the Company performance factor corresponding to the rating measure achieved times the weighting assigned to such measure;

  B
  equals the business unit performance factor corresponding to the rating measure (if any) achieved times the weighting assigned to such measure; and

  C
  equals the individual performance factor measure achieved times the weighting assigned to such measure.

          The table below sets forth for the Company and business unit performance goals and the corresponding percentage of base salary that would be earned by the NEOs at each level of achievement.

	Target ESO for the Company, International Flag SBU or U.S. Flag SBU (in thousands)
Performance Percentage of Base Salary (Performance Factor)
	Company	International SBU	US SBU
0%	—	—	—
70%	$114,933	$29,025	$85,907
80%	$126,289	$37,701	$88,588
90%	$137,646	$46,378	$91,268
100%	$149,003	$55,054	$93,949
110%	$183,034	$83,724	$99,310
120%	$217,065	$112,394	$104,671
130%	$251,096	$141,064	$110,032

          In 2014, ESO for the Company was a gain of $208,133, ESO for our International Flag SBU was a gain of $92,431, and ESO for our U.S. Flag SBU was a gain of $122,161. Achievement levels in 2014 for the Company, our International Flag SBU, and our U.S. Flag SBU were 110%, 110%, and 130%, respectively.

          For 2014, the International Flag business unit performance measures were business unit ESO and certain commercial and operational measures, which are weighted equally as the Compensation Committee deems both equally important. The commercial metrics were divided into two categories, Crude and Product goals. The Crude goals were (i) AI pool spot TCE rates compared with spot TCE rates of competitors; (ii) laden to ballast ratio — AI; (iii) earnings days — AI; and (iv) bunkering negotiations and market timing. The Product goals were (i) Clean Products International Flag TCE compared with the Poten Index; (ii) optimize MR product carrier TCE rates; (iii) laden to ballast ratio; (iv) earning days; (v) reduction of idle time; and (vi) bunkering negotiations and market timing. The operational measures were (i) time not earning — technical; (ii) total recordable case frequency ("TRCF"); (iii) vetting observations; and (iv) V.Ships Key Performance Indicators. For 2014, the Crude commercial performance score was 110%, the Product commercial performance score was 100% and the operational performance score was 111%, for a blended overall score of 108%.

          The operational performance measures for our U.S. Flag SBU for 2014 were divided into two categories: Tanker goals and ATB goals. The goals under each of these performance measures were related to (i) time not earning — technical; (ii) TRCF; (iii) vetting observations; and (iv) officer retention. U.S. Flag SBU performance score for 2014 was 104%.

          Each NEO has different individual performance goals, which were established by the Compensation Committee with assistance from Mr. John J. Ray, III in his capacity as CRO and then Chairman of the Board of Directors. Mr. Ray assessed each NEO's level of achievement, with the exception of Mr. Oshodi whose individual performance achievement was assessed by Mr. Blackley in his role as CFO and Mr. Carpenter whose individual portion of his annual cash compensation award was guaranteed for 2014 in his employment letter.

          The principal individual performance goals for 2014 for Mr. Johnston were to (i) right size the Company staffing and other general and administrative expenses for our reduced fleet size; (ii) stabilize our commercial relationships with joint venture partners, commercial pool partners, and customers; (iii) maintain the vetting performance and the tanker management and self-assessment quality of the fleet and offices; (iv) lead the development of the new CFO, the Head of our U.S. Flag SBU, and our International Flag SBU leadership team; and (v) work with and support the CRO to emerge from bankruptcy successfully. Upon Mr. Johnston's retirement the above goals were deemed satisfied as part of his agreement.

          The principal individual performance goals for 2014 for Mr. Blackley were to (i) reorganize the information technology department to serve the domestic and international business units effectively, and ensure the information technology office move and co-location was completed successfully; (ii) in conjunction with other NEOs, manage the outsourcing of technical management, commercial management and supporting roles; (iii) assist with the development of an emergence plan from bankruptcy; (iv) ensure financial reporting to the Unsecured Creditors Committee ("UCC"), and the issuance of timely and accurate financial statements of the Company; (v) in conjunction with external auditors, ensure controls and processes are in place to disclose required information and complete future audits with no material weaknesses; (vi) manage the renewal of all marine insurance to ensure effective coverage at competitive pricing; (vii) in conjunction with the other NEOs, manage the closure of all overseas offices in relation to international businesses and the lay-off of staff in those offices; and (viii) ensure the Company achieves 85% of Non-Executive Incentive Plan ("NEIP") 1 milestones and 85% of NEIP II goals.

          Ms. Zabrocky's principal individual goals were to (i) keep international business operating effectively and efficiently, ensure conventional fleet was not negatively impacted by the outsourcing of technical management; (ii) effect outsourcing of conventional tankers; (iii) outline structure for international business to operate as an independent unit and develop a comprehensive plan; (iv) select new commercial managers that would maximize TCE for the Company; (v) transfer technical operations of the LNG joint venture's ships to Nakilat and the FSO Africa to Euronav; (vi) separate full service lightering from ship to ship lightering and achieve profitability; and (vii) prepare to close international offices.

          Mr. Flinter's principal individual goals were to (i) assist in the creation of a quality of earnings report for the U.S. business; (ii) advise on exit financing and on syndication presentation derived from long-term business model, and participate in one-on-one meetings for loan syndication and lender conference; (iii) participate in the rating agency process; and (iv) oversee completion of numerous transition activities including accounting functions from Newcastle to Tampa, new vessel management system for U.S. Flag operations, transfer of knowledge from former CEO and succession plan for U.S. Flag senior management team.

          Mr. Oshodi's principal individual goals were to: (i) manage monthly reporting to bankruptcy courts, UCC and secured lenders; (ii) manage Form 10-K and Form 10-Q reporting and accounting policies; (iii) work with Newcastle, United Kingdom office's Director of Financial Services Center ("FSC") and Head of FSC vessel accounting team to develop a plan for transitioning financial accounting; (iv) develop financial reporting procedures for international business; (v) develop separate financial statements for the international business; and (vi) assist in developing any registration statements.

          The principal goals for Mr. Edelson were to (i) assist in outlining the legal structure for International Flag SBU and U.S. Flag SBU upon emergence from bankruptcy; (ii) coordinate dissolution of dormant or unneeded subsidiary or affiliated companies; (iii) lead creation of list of functions that are performed by the Legal Department that would serve as a checklist for matters to be assigned to our International Flag SBU and our U.S. Flag SBU; (iv) manage pending litigation against the Company and advise on strategy to achieve best outcomes for the Company; (v) coordinate and supervise population of contract database; and (vi) provide legal advice on outsourcing to ensure a successful transfer of technical and commercial management of the International Flag fleet.

Equity-Based Compensation

          Our equity-based compensation program is intended to align the interests of our executives with those of our shareholders, and to focus executives on the achievement of long-term performance objectives that are aligned with our business strategy, thereby establishing a direct relationship between compensation and operating performance. Until the bankruptcy, we granted equity compensation under our 2004 Stock Incentive Plan, as amended and restated (the "Stock Incentive Plan"), through grants of restricted stock, stock options and performance unit awards which effectively balanced our objective of focusing the NEOs on delivering long-term value to shareholders and retaining those executives critical to our success. Following the bankruptcy filing, and throughout the ensuing proceedings, the Compensation Committee determined that for 2012 and 2013 no equity compensation should be awarded to any employee.

          Our 2004 Stock Incentive Plan was terminated in June 2014 and all outstanding unvested equity awards were cancelled. The Plan became effective in September 2014 and provides for grants of nonqualified stock options, incentive stock options, stock appreciation rights, performance units, performance shares and other performance awards, restricted stock units and restricted stock, and other awards valued in whole or in part by reference to, or otherwise based on, our stock. The purpose of the Plan is to provide incentives that will attract, motivate, retain and reward highly competent officers, executives, managers and employees by providing them with appropriate incentives and rewards either through a proprietary interest in our long-term success or compensation based on their performance in fulfilling their personal responsibilities.

Benefits

          In general, we provide benefits to our employees that we believe are important to maintain a competitive total compensation program. Benefits are designed to provide a reasonable level of retirement income and to provide a safety net of protection against the financial concerns and catastrophes that can result from illness, disability or death. The benefits offered to our employees, including all the NEOs, are generally at least equal to the benefits offered by peer companies in the Compensation Comparison Group.

          We provide a tax-qualified defined contribution employee benefit plan to employees, the Savings Plan for Employees of OSG Ship Management, Inc. (the "Savings Plan"). Under the Savings Plan, eligible employees may contribute, on a pre-tax basis, an amount up to the limit imposed by the Code. Under the Savings Plan, we will match 100% of the first 6% of a participant's pre-tax contribution (subject to the Code limit). The maximum matching contribution for 2014 was $15,600. In addition, under the Savings Plan, we contribute to the plan account of each eligible employee an amount equal to 4% of the employee's cash compensation up to the limits imposed by the Code.

          We also sponsored a Supplemental Plan. Upon the Chapter 11 filing, account balances under the Supplemental Plan, including accruals and earnings thereon, were frozen, and we discontinued future contributions to the Supplemental Plan. In October 2014, we decided to pay interest on balances from the time of bankruptcy filing until the termination of the participant's employment at the annual rate of 2.98%.

Stock Ownership Guidelines

          In March 2015, we adopted stock ownership guidelines for senior executives who are granted equity awards under the Management Incentive Compensation Plan. Each NEO is expected to own shares of our common stock equal to a specified multiple of his or her salary within five years of first becoming eligible to receive grants under that Plan. For purposes of satisfying the guidelines, shares of common stock include shares of common stock units awarded, in-the-money stock options and shares of stock owned by the NEO, his or her spouse and minor children. For the President and CEO, the multiple is five times base salary, for the co-Presidents the multiple is three times, for the Senior Vice Presidents the multiple is two times and for the Vice Presidents, the multiple is one time.

          Stock ownership guidelines for directors (discussed in "—Director Stock Ownership Guidelines" below) were also adopted in March 2015.

Incentive Compensation Recoupment Policy for Executive Officers

          Our Incentive Compensation Recoupment Policy (the "Policy") generally provides that if an executive officer, including any NEO, receives incentive compensation based on the achievement of a performance metric and the Board of Directors commences action to restate the calculation of such performance metric within five fiscal years due to a material misstatement or inaccuracy, we may require such executive officer to repay all or a portion of the amounts of such incentive compensation that the Board of Directors in good faith determines would not have been payable if not for the material misstatement or inaccuracy. The five-year look back limitation does not apply where the Board of Directors determines that the executive officer's fraud, misconduct, negligence or other knowing actual involvement was a contributing factor to the need for the restatement. The Compensation Committee is monitoring the issuance of regulations under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") relating to incentive compensation recoupment and will amend the Policy to the extent necessary to comply with the Dodd-Frank Act.

Hedging and Insider Trading

          Our insider trading policy prohibits our directors and employees from hedging their ownership of our securities, including investing in options, puts, calls, short sales, futures contracts or other derivative instruments relating to our securities, regardless of whether such directors and employees have material nonpublic information about us. In addition, the insider trading policy prohibits our directors and employees from purchasing or selling our securities while in possession of material nonpublic information or otherwise using such information for their personal benefit. Directors and employees are permitted to enter into trading plans that are intended to comply with the requirements of Rule 10b5-1 under the Exchange Act so that they can prudently diversify their asset portfolios and exercise their stock options before their scheduled expiration dates.

Employment Agreements

          We are a party to employment agreements with each of our NEOs, except Mr. Edelson who received a letter agreement. Full details on these agreements can be found under the heading "—Agreements with the Named Executive Officers."

Risk Mitigation

          The Compensation Committee believes that a significant portion of our NEOs' total compensation should be variable and "at risk," based upon company, division and individual performance. Performance measures are financial and operational at all three levels. To accomplish this, the Compensation Committee uses a balanced weighting of performance measures and metrics in our incentive compensation programs to promote the achievement of our annual operating plan and long-term business strategy, build long-term shareholder value and discourage excessive risk taking by eliminating any inducement to over-emphasize one goal to the detriment of others.

          To further ensure we mitigate excessive risk taking:

  •
  We maintain policies prohibiting insider trading and hedging by directors and executives;

  •
  We have adopted the Incentive Compensation Recoupment Policy for executive officers; and

  •
  The Committee has adopted new stock ownership guidelines for executives and directors in March 2015.

          Each of these policies is discussed in greater detail above.

Consideration of Section 162(m) of the Internal Revenue Code

          Section 162(m) of the Code limits the deductibility of compensation in excess of $1 million per year paid to the CEO and the three other most highly paid executive officers (other than the CFO). However, Section 162(m) provides an exemption for performance-based compensation. To be performance-based, the compensation must be (i) paid pursuant to a plan approved by stockholders at least once every five years, (ii) based on performance relative to an objective performance measure(s) that was identified in the plan as a possible performance measure, (iii) predicated on performance goal(s) established no later than the end of the first quarter of the performance period, and, in no case, later than 90 days into the performance period and (iv) administered by a committee of independent Directors (as that term is defined within the Section). The Management Incentive Compensation Plan has been structured such that compensation paid pursuant to the Plan may qualify for the performance-based exemption and will be submitted to our stockholders for approval so that awards granted under the Plan may qualify for the performance-based exemption. The Committee intends to capture the tax deduction whenever possible, but believes that stockholder interests are best served if the Compensation Committee's discretion and flexibility in awarding compensation is not restricted, even though some compensation awards may result in non-deductible compensation expenses. Such action may be necessary in order for us to meet competitive market pressures and to ensure that we are able to attract and retain top talent to lead the organization successfully.

Summary Compensation Table

          The following Summary Compensation Table includes individual compensation information for services in all capacities for the Company and our subsidiaries by the NEOs.

Name and Principal Position	Year	Salary(1)	Bonus(2)	Stock Awards(3)	Option Awards(3)	Non-Equity Incentive Plan Compensation(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation(5)	Total
Ian T. Blackley	2014	$493,269	$0	$200,000	$200,000	$819,375	$0	$146,086	$1,858,730
President and Chief	2013	$455,615	$0	$0	$0	$819,375	$0	$271,706	$1,546,696
Executive Officer	2012	$403,000	$0	$339,602	$167,352	$0	$0	$128,207	$1,038,161
Lois K. Zabrocky	2014	$545,192	$0	$200,000	$200,000	$882,000	$0	$44,230	$1,871,422
Co-President and Head of	2013	$511,538	$0	$0	$0	$905,625	$0	$39,701	$1,456,864
International Flag SBU	2012	$475,000	$0	$339,602	$167,352	$0	$0	$49,412	$1,031,366
Henry P. Flinter	2014	$361,346	$63,180	$200,000	$200,000	$522,156	$0	$40,672	$1,387,354
Co-President and	2013	$277,302	$21,060	$0	$0	$397,826	$0	$184,763	$880,951
Head of U.S. Flag SBU	2012	$184,990	$0	$76,500	$0	$46,247	$0	$40,672	$348,409
Adewale O. Oshodi	2014	$196,127	$159,130	$50,000	$50,000	$133,403	$0	$33,310	$621,970
Vice President and	2013	$152,799	$6,210	$0	$0	$96,646	$0	$22,462	$278,117
Controller	2012	$146,044	$0	$0	$0	$20,116	$0	$23,530	$189,690
Geoffrey L. Carpenter	2014	$100,981	$0	$66,667	$66,667	$41,300	$0	$78,849	$354,464
Vice President and Treasurer(6)
Robert E. Johnston	2014	$456,615	$0	$0	$0	$1,012,500	$0	$7,334,379	$8,803,494
Former President and	2013	$648,072	$0	$0	$0	$1,113,750	$0	$37,461	$1,799,283
Chief Executive Officer	2012	$575,000	$1,500,000	$363,856	$179,305	$0	$0	$51,151	$2,669,312
James I. Edelson	2014	$391,500	$0	$0	$0	$692,738	$0	$825,409	$1,909,647
Former Senior Vice President,	2013	$377,000	$0	$0	$0	$541,938	$0	$39,701	$958,639
General Counsel and Secretary	2012	$377,000	$0	$81,603	$191,013	$0	$0	$39,976	$689,592

(1)
The salary amounts reflect the actual salary received during the year. During 2014, the salaries for Messrs. Flinter and Oshodi were increased. The current annual salary for Mr. Flinter is $385,000 and for Mr. Oshodi is $220,000. All employees were paid for 27 pay periods in 2014 instead of 26 pay periods.

(2)
For 2012, we paid Mr. Johnston a retention bonus of $1,500,000 pursuant to Retention Bonus Agreements dated as of June 15, 2012. During bankruptcy we put in place a NEIP. Mr. Flinter participated in this plan prior to becoming an NEO in 2013. As a result of his participation in the NEIP he received payments in 2013 and 2014. Mr. Oshodi also participated in the NEIP during 2013 and 2014 prior to becoming an NEO in July 2014. Mr. Oshodi received payments for this plan during 2013 and 2014. No other NEO participated in this plan.

(3)
These amounts represent the aggregate grant date fair value of equity awards granted in the specified fiscal year as calculated pursuant to FASB ASC Topic 718. The equity awards granted for 2011 performance were made on February 23, 2012 and, in accordance with SEC disclosure rules, are included in this table for 2012. No equity awards were granted for 2012 or 2013. The equity awards granted in 2014 were made for 2014 performance.

(4)
The amounts in this column for 2014 and 2013 reflect the amounts paid in 2015 and 2014 under our Cash Incentive Compensation Plan for 2014 and 2013, respectively.

(5)
See "—All Other Compensation Table" below for additional information.

(6)
Mr. Carpenter joined the Company on September 2, 2014.

All Other Compensation Table

          The following table describes each component of the All Other Compensation column for 2014 in the Summary Compensation Table.

Name	Savings Plan Matching Contribution(1)	Qualified Defined Contribution Plan(2)	Nonqualified Defined Contribution Plan(3)	Life Insurance Premiums(4)	Other(5)	Total
Ian T. Blackley	$15,600	$10,400	$0	$1,134	$118,952	$146,086
Lois K. Zabrocky	$15,600	$10,400	$0	$1,134	$17,096	$44,230
Henry P. Flinter	$15,600	$10,400	$0	$1,134	$13,538	$40,672
Adewale O. Oshodi	$15,600	$10,400	$0	$871	$6,439	$33,310
Geoffrey L. Carpenter	$0	$2,269	$0	$378	$76,202	$78,849
Robert E. Johnston	$15,600	$10,400	$0	$2,861	$7,305,518	$7,334,379
James I. Edelson	$15,600	$10,400	$0	$1,134	$798,275	$825,409

(1)
Constitutes our matching contributions under the Savings Plan, which is described in "—Fixed Compared with Variable Pay—Benefits" above.

(2)
Constitutes our four percent contributions under the Savings Plan, which is described in "—Fixed Compared with Variable Pay—Benefits" above.

(3)
Our Supplemental Plan was frozen upon our bankruptcy in November 2012. Interest on the balances accrued from the petition date of November 12, 2012 through December 31, 2014 are included as earnings, and no contributions were made in 2014.

(4)
Life insurance premiums represent the cost of term life insurance paid on behalf of the NEO.

(5)
Other includes (i) $94,760 paid to reimburse Mr. Blackley, a U.S. citizen, for the amount of income taxes he is required to pay to the United Kingdom tax authorities, a payment known as tax equalization and (ii) fees of $14,000 paid in 2014 to an accounting firm we selected to prepare Mr. Blackley's income tax returns and calculate the tax equalization amount. In addition, other includes (i) $75,000 in connection with relocation expenses for Mr. Carpenter; (ii) severance payments to Mr. Johnston of $675,000, whose employment terminated on August 11, 2014, and payment of $6,399,259 in full satisfaction of his entitlement under our Supplemental Executive Savings Plan per his agreement with us on March 22, 2013. In addition he will receive a monthly consulting fee of $56,250 during the consulting period ending on December 31, 2015 of which $225,000 was paid in 2014; and (iii) a settlement payment to Mr. Edelson from the Company in the amount of $782,037 to settle his claims arising from his pre-bankruptcy employment arrangements. Other also includes the following amounts for each NEO under plans and arrangements generally maintained by us for all employees (other than "umbrella" liability insurance coverage): (a) medical and dental coverage premiums of $2,440 for Mr. Johnston, $5,461 for Mr. Blackley, $12,075 for each of Ms. Zabrocky and Mr. Edelson, $10,305 for Mr. Flinter, $4,541 for Mr. Oshodi and $570 for Mr. Carpenter; (b) long-term and short term disability plan premiums of $2,627 for Mr. Johnston, $2,819 for Mr. Blackley, $3,109 for Ms. Zabrocky, $2,041 for Mr. Flinter, $1,177 for Mr. Oshodi, $592 for Mr. Carpenter and $2,250 for Mr. Edelson; (c) $720 paid under our Transportation Program, a tax-free, commuter subsidy program for employees located in New York (Messrs. Johnston and Flinter are not eligible for this program), except Mr. Carpenter who received $240; and (d) a premium for excess liability insurance coverage for each NEO of $1,192 except Messrs. Oshodi and Carpenter whose premium is $0.

Grants of Plan-Based Awards

          The following table lists the grants made in fiscal 2014 to the NEOs under our Cash Incentive Compensation Plan and our Management Incentive Compensation Plan, our only incentive award plans in 2014. The former CEO retired from the Company in August 2014 and was paid his target cash incentive award at that time.

								All Other Stock Awards: Number of Shares of Stock or Stock Units (#)
									All Other Option Awards: Number of Securities Underlying Options (#)
					Estimated Future Payouts Under Equity Incentive Plan Awards(2)
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards								Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(3)
	Grant Date(1)				Threshold (#)	Target (#)	Maximum (#)
Name		Threshold	Target	Maximum
Ian T. Blackley	3/3/2014	$463,125	$712,500	$890,625	—	—	—	—	—	—	—
	9/29/2014	—	—	—	—	—	—	54,795	—	—	$200,000
	9/29/2014	—	—	—	—	—	—	—	126,582	$3.65	$200,000
Lois K. Zabrocky	3/3/2014	$511,875	$787,500	$984,375	—	—	—	—	—	—	—
	9/29/2014	—	—	—	—	—	—	54,795	—	—	$200,000
	9/29/2014	—	—	—	—	—	—	—	126,582	$3.65	$200,000
	—	—	—
Henry P. Flinter	3/3/2014	$312,813	$481,250	$601,563	—	—	—	—	—	—	—
	9/29/2014	—	—	—	—	—	—	54,795	—	—	$200,000
	9/29/2014	—	—	—	—	—	—	—	126,582	$3.65	$200,000
Adewale O. Oshodi	3/3/2014	$78,650	$121,000	$151,250	—	—	—	—	—	—	—
	9/29/2014	—	—	—	—	—	—	13,699	—	—	$50,000
	9/29/2014	—	—	—	—	—	—	—	31,646	$3.65	$50,000
Geoffrey L. Carpenter(2)	9/2/2014	$76,700	$118,000	$147,500	—	—	—	—	—	—	—
	9/29/2014	—	—	—	—	—	—	18,265	—	—	$66,667
	9/29/2014	—	—	—	—	—	—	—	42,194	$3.65	$66,667
Robert E. Johnston	3/3/2014	$658,125	$1,012,500	$1,281,875	—	—	—	—	—	—	—
James I. Edelson	3/3/2014	$428,838	$659,750	$824,688	—	—	—	—	—	—	—

(1)
Grant date is the date on which the Compensation Committee approved the goals under our Cash Incentive Compensation Plan for 2014. The grant date for Mr. Carpenter is set at his hire date with the Company.

(2)
These payout awards assume Mr. Carpenter was employed by the Company for all of 2014. Mr. Carpenter started his employment on September 2, 2014 and his actual estimated payout awards are a pro-rated portion of these amounts.

(3)
For information with respect to grant date fair values see Note 14, "Capital Stock and Stock Compensation," to our consolidated financial statements included elsewhere in this prospectus.

Agreements with the Named Executive Officers

          We are a party to employment agreements with each of the NEOs, other than Messrs. Johnston and Edelson.

          The employment agreements provide for annual base salaries of $675,000 for Mr. Blackley; $525,000 for Ms. Zabrocky; $385,000 for Mr. Flinter; $295,000 for Mr. Carpenter; and $220,000 for Mr. Oshodi. The employment agreements also provide that for each year of employment during their terms, the executives will be eligible for annual bonuses, which are based on performance relative to objective Company and individual performance criteria established by the Compensation Committee. The individual Target Bonus opportunities are 150% of base salary for Mr. Blackley and Ms. Zabrocky; 125% of base salary for Mr. Flinter; 40% of base salary for Mr. Carpenter; and 55% of base salary for Mr. Oshodi. Actual annual bonuses may range from zero up to a maximum of 125% of the Target Bonus.

          Under the terms of their agreements, the NEOs are variously entitled to special payments and/or bonuses. Mr. Blackley is entitled to a one-time payment of $475,000, as previously noted, under our Retention Bonus Plan. All of the employment agreements provide for vacation in accordance with the our policy, as well as to participate in medical, dental and life insurance, retirement and other benefit plans as may be in effect from time to time.

          Pursuant to the employment agreements, the NEOs are eligible to receive equity grants periodically, subject to the Board of Directors approval. The form(s) of equity granted and the specific vesting terms are to be established by the Compensation Committee at the time of each grant, and all grants are to be governed by the terms and conditions set forth in the specific grant agreements and our equity incentive plan.

          The agreement of Mr. Blackley provides for an initial equity grant with a grant date value of $2,500,000. The form of Mr. Blackley's grant is as follows: one-third in stock options, one-third in time-based restricted stock units and one-third in performance-based restricted stock units. The time-based equity will vest ratably on each of the first three anniversaries of the date of grant. The performance-based equity will vest subject to the achievement of the approved performance criteria as to be established by the Compensation Committee following the grant date of such award.

          The NEO employment agreements provide for severance in the event of termination without cause or resignation with good reason as follows.

          All NEOs are entitled to the accrued payments under their employment agreements, which include: (i) any earned, unpaid base salary through the date of termination, (ii) any earned, unpaid annual bonus applicable to the performance year prior to the termination, (iii) payment for any accrued, but unused vacation through the date of termination and (iv) reimbursement of any business expenses not reimbursed as of the date of termination.

          Additionally, the NEO employment agreements provide for the following:

          Mr. Blackley — (i) salary continuation for a period of 24 months, in accordance with our standard payroll practices, (ii) a lump sum payment in the amount equal to his Target Bonus in effect for the year of termination plus a payment equal to a pro rata Target Bonus for the year of termination and (iii) accelerated vesting of all unvested equity.

          Ms. Zabrocky and Mr. Flinter — (i) salary continuation for a period of 24 months, in accordance with our standard payroll practices and (ii) a lump sum payment in the amount equal to his or her Target Bonus in effect for the year of termination.

          Messrs. Carpenter and Oshodi — (i) salary continuation for a period of 18 months, in accordance with our standard payroll practices and (ii) a lump sum payment in the amount equal to his pro rata Target Bonus in effect for the year of termination, the pro rata portion calculated to be a fraction the numerator of which is the number of months worked from the effective date of the contract and the denominator of which is 36.

          If an executive's employment is terminated by us for cause or by the executive without Good Reason, our obligations will be limited to the Accrued Payments, which are essentially payments due through the date of termination.

          If an executive's employment is terminated by reason of Death or Disability, we will pay the executive or the executive's estate, the Accrued Payments. Additionally, Mr. Blackley would receive accelerated vesting of his unvested equity awards.

          In addition, on February 3, 2015, we entered into a letter agreement with Mr. Edelson, which provides that if his employment is terminated by us for any reason other than for cause or as a result of his death or disability, in each case as defined in such letter agreement, Mr. Edelson will be entitled to a pro-rata bonus for the year of termination. Mr. Edelson's right to receive that pro-rata bonus is subject to his execution, following the termination of his employment, of a letter releasing us from certain claims.

          We also executed a settlement, release and indemnity agreement with Mr. Edelson on February 3, 2015. Such agreement was approved by the Bankruptcy Court on February 23, 2015. The agreement provides for the resolution of disputed claims filed by Mr. Edelson in connection with our bankruptcy filing, including our payment of $782,037 to Mr. Edelson and for the mutual release and indemnification of the Company and Mr. Edelson.

Outstanding Equity Awards at Fiscal Year-End

          The following table provides information as of December 31, 2014 concerning the holdings of stock options and stock awards by the NEOs. This table includes unexercised and unvested option and stock awards. Awards of options and restricted stock units vest in three equal annual installments commencing one year after the date of grant. The market value of the stock awards is based on the deemed fair market value of our Class A common stock as of December 31, 2014, which was $3.65 per share. For additional information regarding these awards, see "Compensation Discussion and Analysis."

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Ian T. Blackley	—	126,582	(1)	—	$3.65	9/29/24	54,795	(2)	$200,000	—	—
Lois K. Zabrocky	—	126,582	(1)	—	$3.65	9/29/24	54,795	(2)	$200,000	—	—
Henry P. Flinter	—	126,582	(1)	—	$3.65	9/29/24	54,795	(2)	$200,000	—	—
Adewale O. Oshodi	—	31,646	(1)	—	$3.65	9/29/24	13,699	(3)	$50,000	—	—
Geoffrey L. Carpenter	—	42,194	(1)	—	$3.65	9/29/24	18,265	(4)	$66,667	—	—

(1)
The option to purchase these shares of common stock was granted pursuant to the 2014 Overseas Shipholding Group, Inc. Management Incentive Compensation Plan and will become exercisable as to one third of such shares on each of the first, second and third anniversaries of the grant date of September 29, 2014.

(2)
Of these shares of restricted stock, 18,265 shares will vest on each of September 29, 2015, September 29, 2016 and September 29, 2017.

(3)
Of these shares of restricted stock, 4,566 shares will vest on each of September 29, 2015, and September 29, 2016 and 4,567 shares will vest on September 29, 2017.

(4)
Of these shares of restricted stock, 6,088 shares will vest each of on September 29, 2015, and September 29, 2016 and 6,089 shares will vest on September 29, 2017.

Option Exercises and Stock Vested

          The following table provides information on the vesting of restricted stock held by the NEOs in 2014. There were no stock options exercised by the NEOs in 2014. On June 5, 2014, unvested restricted stock awards, stock options and performance awards were cancelled.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise	Number of Shares Acquired on Vesting (#)(1)	Value Realized on Vesting
Ian T. Blackley	—	—	5,713	$30,565
Lois K. Zabrocky	—	—	5,802	$31,041
Henry P. Flinter	—	—	3,060	$16,371
Adewale O. Oshodi	—	—	472	$2,525
Geoffrey L. Carpenter	—	—	—	$—
Robert E. Johnston	—	—	6,135	$32,822
James I. Edelson	—	—	3,696	$19,774

(1)
The NEOs acquired these shares of common stock on February 25, 2014 at a market price of $5.35 as a result of the lapse of vesting restrictions on these shares.

Nonqualified Deferred Compensation

          The following table provides information with respect to the deferral of compensation on a non-tax qualified basis to the Supplemental Plan for each NEO in fiscal 2014. In connection with our Chapter 11 filing, we ceased to provide additional benefits under the Supplemental Plan and account balances under such plan were frozen as of November 14, 2012. The Supplemental Plan was amended in October 2014 to provide for interest at an annual rate of 2.98% from the petition date of November 14, 2012 through the termination date of the participant. The plan remains frozen to new participants.

Name	Executive Contributions in 2014	Company Contributions in 2014	Aggregate Earnings/ Losses in 2014(1)	Aggregate Withdrawals/ Distributions in 2014	Aggregate Balance at December 31, 2014(2)
Ian T. Blackley	$—	$—	$13,468	$—	$225,780
Lois K. Zabrocky	$—	$—	$10,511	$—	$176,199
Henry P. Flinter	$—	$—	$3,521	$—	$59,021
Adewale O. Oshodi	$—	$—	$—	$—	$—
Geoffrey L. Carpenter	$—	$—	$—	$—	$—
Robert E. Johnston	$—	$—	$—	$6,399,259	$—
James I. Edelson	$—	$—	$11,326	$—	$189,863

(1)
The aggregate earnings constitute accrued interest from the petition date of November 12, 2012 through December 31, 2014. There were no executive or Company contributions in 2014.

(2)
Constitutes the aggregate balance under the Supplemental Plan for each NEO at the fiscal year end.

Tax Equalization Agreement and Housing Allowance Arrangement with Mr. Blackley

          In connection with Mr. Blackley's appointment as Managing Director and Chief Operating Officer of OSG Ship Management (UK) Ltd., one of our subsidiaries, effective September 1, 2005, and his relocation from New York to Newcastle, United Kingdom, we agreed to reimburse Mr. Blackley, a U.S. citizen, for the amount of income taxes he is required to pay to the United Kingdom Inland Revenue Service (such payments are known as tax equalization payments). In 2014, we paid $94,760 on behalf of Mr. Blackley in tax equalization payments. Mr. Blackley is responsible for paying his U.S. income taxes. Mr. Blackley returned to New York in April 2013.

Potential Payments Upon Termination

          The following table discloses the amounts that would have been payable to each NEO (other than Mr. Johnston, who was not employed by us on December 31, 2014) upon termination of their employment, assuming for this purpose that such termination occurred on December 31, 2014. At December 31, 2014, no NEO was eligible for normal retirement at age 65. The table excludes amounts payable pursuant to the Supplemental Plan and pursuant to plans that do not discriminate in favor of executive officers and that are available generally to all salaried employees, such as the Savings Plan.

Event(1)	Ian T. Blackley	Lois K. Zabrocky	Henry P. Flinter	Adewale O. Oshodi	Geoffrey Carpenter	James I. Edelson
Voluntary Termination Without Good Reason
Cash severance payment	$0	$0	$0	$0	$0	$0
Total	$0	$0	$0	$0	$0	$0
Involuntary Termination Without Cause or Voluntary Termination for Good Reason
Cash severance payment(2)	$950,000	$1,050,000	$770,000	$330,000	$442,500	$0
Pro rata short term (annual) incentive(3)	$0	$0	$0	$10,083	$9,833	$659,700
Bonus Payment(4)	$712,500	$787,500	$481,250	$0	$0	$0
Retention Bonus Payment(5)	$475,000	$525,000	$0	$220,000	$147,500	$377,000

Total	$2,137,500	$2,362,500	$1,251,250	$560,083	$599,983	$1,036,700
Death/Disability
Pro rata short term (annual) incentive(3)	$0	$0	$0	$0	$0	$0
Retention Bonus Payment(5)	$475,000	$525,000	$0	$220,000	$147,500	$377,000

Total	$875,000	$525,000	$0	$220,000	$147,500	$377,000

(1)
The values in this table reflect estimated payments associated with various termination scenarios. The table includes all outstanding grants through the assumed termination date of December 31, 2014.

(2)
Cash severance payment equal to 24 months of base salary for Messrs. Blackley and Flinter and Ms. Zabrocky and 18 months of base salary for Messrs. Oshodi and Carpenter.

(3)
Pro rata bonus equal to the NEO's Target cash incentive bonus under the Management Incentive Compensation Plan, pro-rated based on the portion of the year that the NEO was employed. For Messrs. Oshodi and Carpenter, a lump sum payment in the amount equal to his pro rata Target Bonus in effect for the year of termination, the pro rata portion calculated to be a fraction the numerator of which is the number of months worked from the effective date of the contract and the denominator of which is 36. In connection with the settlement of his claims arising from his pre-bankruptcy employment arrangements, Mr. Edelson entered into an agreement entitling him to receive a pro rata portion of his Target Bonus under the Company's Annual Incentive Plan in the event of a termination of his employment.

(4)
A lump sum payment in the amount equal to the NEOs Target Bonus in effect for the year of termination.

(5)
Under the Retention Bonus Plan certain employees are eligible to earn a retention award. The participant must remain employed by the Company through December 19, 2016 (the "Retention Period"). If the participant voluntarily terminates employment or is terminated by us for cause before the end of the Retention Period, he or she will forfeit the full amount of the award. If the participant's employment is terminated by us during the Retention Period, other than for cause, or the participant's employment is terminated as a result of death or disability, the full amount of the retention award will be paid upon such termination. Awards under the Retention Bonus Plan will be paid in a lump sum payment following completion the Retention Period.

Compensation Committee Interlocks and Insider Participation

          During fiscal year 2014, prior to our emergence from bankruptcy on August 5, 2014 (the "First Seven Month Period"), the Compensation Committee consisted of Messrs. Charles A. Fribourg

(Chairman), Oudi Recanati, Thomas B. Coleman and Jean-Paul Vettier, and on and after August 5, 2014, (the "Last Five Month Period") the Compensation Committee consisted of Timothy J. Bernlohr (Chairman), Alexander D. Greene, Samuel H. Norton and Nikolaus D. Semaca. No member of the Compensation Committee was, during fiscal year 2014, an officer or employee of the Company or was formerly an officer of the Company. In addition, no member of the Compensation Committee, during fiscal year 2013, had any relationship requiring disclosure by us as a related party transaction under Item 404 of Regulation S-K promulgated under the Exchange Act. None of our executive officers served on any Board of Directors or compensation committee of any other company for which any of our directors served as an executive officer at any time during fiscal 2014.

Director Compensation

          During the First Seven Month Period, our then-existing directors received an annual retainer, payable quarterly, of $50,000 and a fee of $2,000 for each principal meeting of the Board of Directors they attended. During the First Seven Month Period, the non-Executive Chairman of the Board of Directors received an additional annual retainer, payable quarterly, of $125,000. During the First Seven Month Period, the Chairman of the Audit Committee, the Compensation Committee and the Governance Committee received additional annual retainers payable quarterly of $15,000, $10,000 and $7,500, respectively. Each member of the three committees received a fee of $2,000 for each committee meeting he attended.

          Under the 2004 Stock Incentive Plan, which was terminated during the First Seven Month Period, the Board of Directors had the discretion to grant various types of equity-based awards to non-employee directors. During the First Seven Month Period, the Board of Directors did not grant any equity-based awards to directors.

          The following table shows the total compensation paid to our directors during the First Seven Month Period.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Thomas B. Coleman	51,875	—	—	—	51,875
Charles A. Fribourg	57,850	—	—	—	57,850
Joel I. Picket	57,875	—	—	—	57,875
Ariel Recanati	55,875	—	—	—	55,875
Oudi Recanati	56,356	—	—	—	56,356
Thomas F. Robards	64,838	—	—	—	64,838
Jean-Paul Vettier	41,875	—	—	—	41,875
Michael J. Zimmerman	132,563	—	—	—	132,563

(1)
Consists of annual Board fees, annual Board Chairman and annual Chairman of the Audit, Compensation and Governance Committees fees and Board and Committee meeting fees.

          During the Last Five Month Period, our directors, other than the non-Executive Chairman of the Board of Directors, received an annual retainer, payable quarterly, of $70,000 and a fee of $1,500 for each meeting of the Board of Directors or any committee of the Board of Directors of which they were a member they attended in excess of the first eight meetings. The non-Executive Chairman of the Board of Directors received an annual retainer of $125,000, payable quarterly, and a fee of $1,500 for each meeting of the Board of Directors he attended in excess of the first eight meetings. The Chairman of each of the Audit Committee, the Compensation Committee and Corporate Governance Committee, received additional annual retainers, payable quarterly, of $20,000 and each other member of such committees received additional annual retainers, payable quarterly, of $10,000.

          On August 12, 2014, the Board of Directors approved grants of 58,333 shares of Class A common stock to the non-Executive Chairman of the Board of Directors, having an aggregate fair market value of $175,000 and to each other director of 33,333 shares of Class A common stock having a fair market value of $100,000, in each case vesting in full on August 13, 2015, subject to the director continuing to provide services to the Company as of such date.

          The following table shows the total compensation paid to our directors during the Last Five Month Period:

Name	Fees earned or Paid in Cash ($)(1)	Stock Awards ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Timothy J. Bernlohr	61,950	100,000	—	—	161,950
Alexander D. Greene	69,450	100,000	—	—	169,450
Samuel H. Norton	66,450	100,000	—	—	166,450
John J. Ray, III(2)	61,125	175,000	—	—	236,125
Nikolaus D. Semaca	75,450	100,000	—	—	175,450
Ronald Steger	69,450	100,000	—	—	169,450
Gary Eugene Taylor	57,900	100,000	—	—	157,900
Douglas D. Wheat	60,450	100,000	—	—	160,450
Gregory A. Wright	52,950	100,000	—	—	152,950

(1)
Consists of annual Board fees, annual Board Chairman and annual Chairman of the Audit, Compensation and Governance Committees fees, and Board and Committee meeting fees.

(2)
Mr. Ray resigned from the Board of Directors on March 3, 2015.

          At December 31, 2014, each non-employee director other than John J. Ray, III held 33,333 unvested shares of Class A common stock and Mr. Ray held 58,333 unvested shares of Class A common stock. Following his resignation from the Board of Directors on March 3, 2015, 32,282 shares vested and Mr. Ray forfeited 26,051 shares. In connection with Mr. Wheat's election as Chairman of the Board, the Board awarded 16,233 shares of Class A common stock to Mr. Wheat on April 8, 2015, which has a fair market value of $52,757 and vest on August 13, 2015.

          In January 2015, the Board of Directors increased the annual retainer for 2015 for each of our directors other than the non-Executive Chairman of the Board of Directors to $120,000, payable quarterly, and eliminated all meeting fees. The Board of Directors also increased the annual retainer for 2015 for the non-Executive Chairman of the Board of Directors to $215,000, payable quarterly, and eliminated all meeting fees. The Board of Directors increased the additional annual retainers of each of the Chairman of the Audit Committee and the Compensation Committee to $30,000, payable quarterly, while maintaining the additional annual retainer of the Chairman of the Corporate Governance Committee at $20,000, payable quarterly. The Board of Directors also decreased the additional annual retainer for 2015 of each member (other than the Chairman) of the Audit Committee and the Compensation Committee to $15,000, payable quarterly, and decreased the additional annual retainer of each member of the Corporate Governance Committee to $10,000, payable quarterly. The Board of Directors also increased the annual equity retainer for 2015 for the Non-Executive Chairman of the Board of Directors to $180,000 while maintaining the annual equity retainer for each other director at $100,000.

Director Stock Ownership Guidelines

          We encourage stock ownership by directors in order to more strongly align interests of directors with the long-term interests of our stockholders. To further stock ownership by directors, the Board of Directors believes that regular grants of equity compensation should be a significant component of director compensation.

          On April 9, 2013, the Board of Directors waived the director stock ownership guidelines. In March 2015, the Board of Directors adopted stock ownership guidelines for non-employee directors. Under the stock ownership guidelines, each non-employee director is expected within the later of (i) five years after becoming a director and (ii) March 2020, to own shares of our common stock (including restricted stock units convertible into shares of stock and stock owned by his spouse and minor children), whose market value would equal at least three times his annual cash base retainer.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Corporate Governance Guidelines

          The Board of Directors has adopted corporate governance guidelines to promote the effective functioning of the Board of Directors and its committees, to promote the interests of all stockholders, and to ensure a common set of expectations as to how the Board of Directors, its various committees, individual directors and management should perform their functions. The Board of Directors believes that ethics and integrity cannot be legislated or mandated by directive or policy and that the ethics, character, integrity and values of our directors and senior management remain the most important safeguards in quality corporate governance. The corporate governance guidelines are posted on our website, which is www.osg.com, and are available in print upon the request of any of our stockholders. Our website and the information contained on that site, or connected to that site, are not incorporated by reference in this prospectus. Under the corporate governance guidelines, each director is expected to attend all Board meetings and all meetings of committees of which the director is a member. Meeting materials are provided to Board and Committee members prior to meetings, and members are expected to review such materials prior to each meeting.

Policies and Procedures for Approval of Related-Party Transactions

          Related-party transactions may present potential or actual conflicts of interest and create the appearance our decisions are based on considerations other than our best interests and those of our stockholders. Our code of business conduct and ethics requires all directors, officers and employees who may have a potential or apparent conflict of interest to disclose fully all the relevant facts to our legal department. In addition to this reporting requirement, to identify related-party transactions, each year we submit and require our directors and executive officers to complete director and officer questionnaires identifying any transactions with us in which the director or officer has an interest. Management and the legal department carefully review the terms of all related-party transactions. Management reports to the Board of Directors on all proposed related-party transactions with directors and executive officers. Upon the presentation of a proposed related-party transaction to the Board of Directors, the related party (if such related party is a director) is excused from participation and voting on the matter. In deciding whether to approve the related-party transaction, the Board of Directors determines whether the transaction is on terms that could be obtained in an arm's length transaction with an unrelated third party. If the related-party transaction is not on such terms, it will not be approved.

Independence

          Under the corporate governance guidelines, which incorporate the standards established by the NYSE, the Board of Directors must consist of a majority of independent directors. As determined by the Board of Directors, as of the date of this prospectus, all of our directors other than Ian T. Blackley have been determined to be independent under the corporate governance guidelines because no relationship was identified that would automatically bar them from being characterized as independent, and any relationships identified were not so material as to impair their independence. The Board of Directors annually reviews relationships that directors may have with us to make a determination of whether there are any material relationships that would preclude a director from being independent.

Related-Party Transactions

          Mr. John J. Ray III was appointed by the Board of Directors as CRO of the Company effective as of November 14, 2012. Mr. Ray's position as CRO ended on the Company's emergence from bankruptcy on August 5, 2014. In connection with the appointment of Mr. Ray, the Company entered into an engagement letter agreement dated November 1, 2012 (the "2012 Engagement Letter") with Greylock Partners, LLC ("Greylock Partners") for Greylock Partners to provide the Company with financial and reorganization consulting services. Mr. Ray is a Senior Managing Director and founder of Greylock Partners. None of the entities with which Mr. Ray has been principally occupied or employed over the five years prior to Mr. Ray's appointment as CRO is or was a parent, subsidiary or other affiliate of the Company.

          Mr. Ray was elected Chairman of the Board of Directors upon our emergence from bankruptcy. Mr. Ray resigned as Chairman of the Board of Directors on December 19, 2014 and resigned as a director on March 3, 2015. On August 6, 2014, the Company and Greylock Partners entered into another Engagement Letter (the "2014 Engagement Letter") for Greylock Partners to provide us with services relating to bankruptcy claim distributions, claims reconciliation and resolution, periodic reporting to the U.S. Trustee's office and other matters relating to emergence from the bankruptcy.

          Each of the 2012 Engagement Letter and the 2014 Engagement Letter provides that we will pay to Greylock Partners hourly fees for services provided by individuals employed by Greylock Partners. We also agreed to reimburse Greylock Partners for reasonable expenses incurred in connection with provision of its services to us. We paid Greylock Partners fees of $15,258,000 for services rendered to the Company for 2014. Either we or Greylock Partners may terminate the 2012 Engagement Letter or the 2014 Engagement Letter upon 30 days' notice. Mr. Ray is not an employee of ours and his services were provided by Greylock Partners as an independent contractor. Mr. Ray is afforded indemnification by us and is provided coverage under the Company's director and officer insurance policies.

          The Board of Directors also appointed Mr. Rick Oricchio as Senior Vice President and Chief Financial Officer of the Company on December 19, 2014, effective January 12, 2015. Prior to joining the Company, Mr. Oricchio was a partner of Deloitte, LLP, where he worked for 30 years. Mr. Oricchio has been responsible for the management and coordination of multinational engagements in a variety of industries that have included transportation, service industries, private equity firms, manufacturing and consumer products. Mr. Oricchio has extensive experience in bankruptcy restructurings, implementation of software system upgrades, spin-offs and withholding tax issues on capital flows. Mr. Oricchio is a Certified Public Accountant and holds a bachelor of science degree in Accounting with high honors from Bentley University and a Juris Doctor from Suffolk University Law School. During the period from January 1, 2013 through January 10, 2015, we paid certain client service subsidiaries of Deloitte, LLP approximately $23 million for professional services. Mr. Oricchio has had an indirect interest in the payments made by us to the client service subsidiaries of Deloitte, LLP as a result of his relationship with Deloitte, LLP, although the specific amount of Mr. Oricchio's interest in those payments cannot be determined.

 PRINCIPAL AND SELLING SECURITYHOLDERS

          The following table sets forth information regarding the beneficial ownership of our common stock as of June 22, 2015 and as adjusted to reflect the sale of Class A common stock offered in this offering by (i) each person or group who beneficially owns more than 5% of our outstanding common stock, (ii) each of our five NEOs, (iii) each of our directors, (iv) all of our executive officers and directors as a group and (v) each selling stockholder. The percentage of beneficial ownership is based on 318,747,840 shares of our common stock outstanding as of June 22, 2015, consisting of 311,862,628 shares of our Class A common stock and 6,885,212 shares of our Class B common stock. On June 22, 2015, there were 209,279,786 Class A warrants and 1,035,955 Class B warrants that were not included in that calculation other than to the extent set forth below.

          Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of shares if such person has or shares the power to vote or direct the voting of shares, or to dispose or direct the disposition of shares or has the right to acquire such powers within 60 days. For purposes of calculating each person's percentage ownership, shares of common stock issuable pursuant to options or warrants exercisable within 60 days are included as outstanding and beneficially owned for that person, but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. In some cases, we believe that foreign ownership or other restrictions may limit the ability of warrant holders to exercise warrants they hold, meaning that such person may not be required, under relevant rules and regulations, to report beneficial ownership as they would not be entitled to receive the underlying shares of common stock.

          Except as disclosed in the footnotes to these tables and subject to applicable community property laws, we believe that each beneficial owner identified in the table possesses sole voting and investment power over all common stock shown as beneficially owned by the beneficial owner. The information with respect to beneficial ownership by the identified stockholders was prepared based on information supplied by such stockholders in their filings with the SEC, or in the case of selling stockholders, to us. Unless otherwise indicated in the table or footnotes thereto, the address for each beneficial owner is c/o Overseas Shipholding Group, Inc., 1301 Avenue of the Americas, New York, NY 10019.

	Shares of Common Stock Beneficially Owned Prior to the Offering(1)			Shares of Common Stock Beneficially Owned After the Offering(1)
			Number of shares of Class A Common Stock Offered
Name	Number	Percentage of Class Beneficially Owned		Number	Percentage of Class Beneficially Owned
5% Stockholders
Alden Funds(2)	34,798,966	10.9%
BlueMountain Funds(3)	56,775,644	17.8%
Luxor Funds(4)	33,120,444	10.4%
Caxton Funds(5)	43,486,841	13.6%
Paulson Funds(6)	61,384,234	19.3%
Cyrus Funds(7)	57,766,268	18.1%
BHR Funds(8)	27,209,268	8.5%
Executive Officers and Directors
Ian T. Blackley	3,447	*	—
Lois K. Zabrocky	1,462	*	—
Henry P. Flinter	—	—	—
Rick F. Oricchio	—	—	—
James D. Small, III	—	—	—
Adewale O. Oshodi	561	*	—
Geoffrey L. Carpenter	—	—	—
Douglas D. Wheat	102,044	*	—
Timothy J. Bernlohr	62,488	*	—
Alexander D. Greene	62,488	*	—
Samuel H. Norton	62,488	*	—
Nikolaus D. Semaca	62,488	*	—
Ronald Steger	62,488	*	—
Gary Eugene Taylor	62,488	*	—
Gregory A. Wright	62,488	*	—
Executive Officers and Directors as a Group (15 Persons)	544,930	*	—
Other Selling Stockholders

*
Less than 1%

(1)
Includes shares of Class A common stock underlying all Class A warrants owned and shares of Class B common stock underlying all Class B warrants owned and assumes gross exercise of warrants without withholding of any shares pursuant to the cashless exercise procedures of the warrants. The Class A warrants and Class B warrants are immediately exercisable, but may only be exercised with our consent and are subject to certain citizenship rules and limitations on exercise, sale, transfer or other disposition.

(2)
Based on Schedule 13G filed on August 15, 2014 with the SEC by the Alden Funds with respect to beneficial ownership of (i) 2,681,930 shares by Alden Global Adfero BPI Fund, Ltd. ("Alden Global Adfero"), (ii) 6,660,229 shares by Alden Global Opportunities Master Fund, L.P. ("Alden Global Master"), (iii) 1,430,972 shares by Wilshire Institutional Master Fund II SPC —

  Wilshire Alden Global Event Driven Opportunities Segregated Portfolio ("Wilshire Alden"), (iv) 17,438,054 shares by Alden Global Value Recovery Master Fund, L.P. ("Alden Global Value"), (v) 6,587,781 shares by Turnpike Limited, (vi) 34,798,966 shares by Alden Global Capital Limited and (vii) 34,798,966 shares by Alden Global Capital LLC. Alden Global Capital LLC is the investment manager to Alden Global Adfero and investment sub-adviser to Alden Global Master, Wilshire Alden, Alden Global Value and Turnpike Limited. Alden Global Capital Limited is investment sub-advisor to Alden Global Adfero and Wilshire Alden, and investment manager to Alden Global Master, Alden Global Value and Turnpike Limited. The address of the principal business office of Alden Global Adfero, Alden Global Master and Turnpike Limited is c/o Ogier Fiduciary Svcs (Cayman) Ltd., 89 Nexus Way, Camana Bay, Cayman Islands KY1-9007. The address of the principal business office of Wilshire Alden is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. The address of the principal place of business of Alden Global Value and Alden Global Capital Limited is c/o Alden Global Capital Limited, Third Floor, One Waverley Place, Union Street, St. Helier, Jersey JE2 3RF. The address of the principal business office of Alden Global Capital LLC is 885 Third Avenue, 34th Floor, New York, NY 10022.

(3)
Based on Schedule 13D filed on August 15, 2014 and Form 4 filed on December 1, 2014 with the SEC by the BlueMountain Funds with respect to beneficial ownership of (i) 56,775,644 shares by BlueMountain Capital Management, LLC ("Investment Manager"), (ii) 56,775,644 shares by BlueMountain GP Holdings, LLC ("GP Holdings"), (iii) 56,775,644 shares by BlueMountain Nautical LLC ("Nautical"), (iv) 56,775,644 shares by BlueMountain Guadalupe Peak Fund L.P. ("Guadalupe") and (v) 56,775,644 shares by BlueMountain Long/Short Credit GP, LLC ("General Partner"). The principal business of: (i) each of Nautical and Guadalupe is to serve as a private investment fund; (ii) the General Partner is to serve as the general partner of Guadalupe and certain other private funds for which the Investment Manager serves as investment manager; (iii) GP Holdings is to serve as the sole owner of the General Partner and a number of other entities which act as the general partner of private investment funds for which the Investment Manager serves as investment manager (including Nautical and Guadalupe); and (iv) the Investment Manager is to serve as investment manager to a number of private investment funds (including Nautical and Guadalupe) and to make investment decisions on behalf of those private funds. The business address of Nautical, Guadalupe, the General Partner, Investment Manager and GP Holdings is 280 Park Avenue, 12th Floor, New York, New York 10017.

(4)
Based on Schedule 13G filed on February 17, 2015 with the SEC by the Luxor Funds with respect to beneficial ownership of (i) 14,053,886 shares by Luxor Capital Partners, LP (the "Onshore Fund"), (ii) 2,853,602 shares by Luxor Wavefront, LP (the "Wavefront Fund"), (iii) 14,409,833 shares by Luxor Capital Partners Offshore Master Fund, LP (the "Offshore Master Fund"), (iv) 14,409,833 shares by Luxor Capital Partners Offshore, Ltd. (the "Offshore Feeder Fund"), (v) 889,567 shares by Luxor Spectrum Offshore Master Fund, LP (the "Spectrum Master Fund"), (vi) 889,567 shares by Luxor Spectrum Offshore, Ltd. (the "Spectrum Feeder Fund"), (vii) 32,206,888 shares by LCG Holdings, LLC ("LCG Holdings"), (viii) 33,120,444 shares by Luxor Capital Group, LP ("Luxor Capital Group"), (ix) 33,120,444 by Luxor Management, LLC ("Luxor Management") and (x) 33,120,444 by Christian Leone ("Mr. Leone"). The Offshore Master Fund is a subsidiary of the Offshore Feeder Fund, and the Spectrum Master Fund is a subsidiary of the Spectrum Feeder Fund. LCG Holdings is the general partner of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Spectrum Master Fund. Luxor Capital Group acts as the investment manager of the Onshore Fund, the Wavefront Fund, the Offshore Feeder Fund, the Offshore Master Fund, the Spectrum Feeder Fund and the Spectrum Master Fund (collectively, the "Funds") and to an account it separately manages (the "Separately Managed Account"). Luxor Management is the general partner of Luxor Capital Group. Mr. Leone is the managing member of Luxor Management. Mr. Leone is the managing member of LCG Holdings. By virtue of these relationships, LCG Holdings may be deemed to have voting and dispositive power with respect to the shares of common stock owned directly by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Spectrum Master Fund. By virtue of these relationships, each of Luxor Capital Group, Luxor Management and Mr. Leone may be deemed to have voting and dispositive power with respect to the shares of common stock beneficially owned by the Funds and the Separately Managed Account. The principal business address of each of the Onshore Fund, the Wavefront Fund, Luxor Capital Group, Luxor Management, LCG Holdings and Mr. Leone is 1114 Avenue of the Americas, 29th Floor, New York, New York 10036. The principal business address of each of the Offshore Master Fund, the Offshore Feeder Fund, the Spectrum Master Fund and the Spectrum Feeder Fund is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(5)
Based on Schedule 13D filed on August 7, 2014 with the SEC by the Caxton Funds with respect to beneficial ownership of 10,885,235 shares by each of Caxton International Limited ("Caxton International"), Caxton Associates LP ("Caxton"), Canterbury Holdings (USA) LLC ("Canterbury USA"), Canterbury Holdings Limited, Andrew E. Law ("Law") and Peter W. Agnes III ("Agnes"). Caxton, as the trading advisor to Caxton International, has voting and dispositive power with respect to Caxton International. Canterbury USA is the general partner of Caxton, the trading advisor to Caxton International. Canterbury Guernsey ("Canterury Guernsey") is the sole member of Canterbury USA, the general partner of Caxton. Law is the Chairman and Chief Executive Officer of Caxton and the sole shareholder of Canterbury Guernsey. Agnes is a Partner and Portfolio Manager of Caxton.The address of Caxton International is Maple Corporate Services (BVI) Ltd. Kingston Chambers, P.O. Box 173, Road Town, Tortola, B.V.I. The address of Caxton is 731 Alexander Road, Bldg. 2, Princeton, NJ 08540. The address of Canterbury USA is 500 Park Avenue, New York, NY 10022. The address of Law and of Agnes is c/o Caxton Associates LP, Attention Scott B. Bernstein, General Counsel, 731 Alexander Road, Bldg. 2, Princeton, NJ 08540.

(6)
Based on Schedule 13G filed on September 10, 2014 with the SEC by Paulson & Co. Inc. ("Paulson") with respect to beneficial ownership of 61,384,234 shares by Paulson. Paulson is the investment manager of PCO Shipping LLC and certain separately managed accounts (collectively, the "Paulson Accounts"), which in the aggregate hold or own 56,425,082 shares of Class A common stock and 4,959,152 Class A warrants. The address of Paulson and the Paulson Accounts is c/o Paulson & Co. Inc., 1251 Avenue of the Americas, 50th Floor, New York, NY 10020.

(7)
Based on Schedule 13D filed on May 8, 2015 with the SEC by Cyrus Capital Partners, L.P. ("CCP") with respect to beneficial ownership of 57,766,268 shares by each of CCP and Cyrus Capital Partners GP, L.L.C. ("CCP GP"). As the (i) principal of CCP and (ii) principal of CCP GP, the general partner of CCP, Stephen C. Freidheim ("Freidheim") may be deemed the beneficial owner of 57,766,268 shares of Class A common stock. The address of each of CCP, CCP GP and Freidheim is 399 Park Avenue, 39th Floor, New York, NY 10022.

(8)
Based on Schedule 13D filed on May 4, 2015 with the SEC by the BHR Funds with respect to beneficial ownership of (i) 27,209,268 shares by BHR Capital LLC ("BHR Capital") and (ii) 19,260,168 shares by BHR-OSG On-Shore Funding LLC ("BHR-OSG"). Three investment vehicles (the "Vehicles") advised by BHR Capital directly hold the shares of Class A common stock over which BHR Capital has beneficial ownership including BHR-OSG, BHR Master Fund, Ltd. ("BHR Master") and BHR OC Master Fund, Ltd. ("BHR OC Master"). BHR Capital is the Managing Member of BHR-OSG and is the investment adviser to BHR Master and BHR

  OC Master. The executive officers, directors and control persons of the BHR Capital and BHR-OSG (each a "Control Person") are as follows: Michael Thompson ("Thompson"), William Brown ("Brown"), Glenn Sloat ("Sloat"), Antoine Bastian ("Bastian"), Michael Levin ("Levin") and Joshua Barlow ("Barlow"). Thompson is the Managing Member of BHR Capital and controls the investment activities of the Vehicles. Brown is the President, COO and Chief Compliance Officer of BHR Capital and Director of BHR Master and BHR OC Master. Sloat and Bastian are Directors of BHR Master and Levin and Barlow are Directors of BHR OC Master. The principal business of (i) BHR-OSG is to serve as a private investment vehicle, (ii) BHR Capital is to serve as the investment manager to a number of private investment vehicles (including BHR-OSG, BHR Master and BHR OC Master) and to make investment decisions on behalf of those investment vehicles and (iii) each Control Person is to serve in the position(s) for BHR Capital, BHR Master or BHR OC Master, as applicable, as described above. The address of the principal business office of BHR Capital, BHR-OSG and each Control Person is 545 Madison Avenue, 10th Floor, New York, NY 10022.

  Equity Compensation Plans

            The following table provides information as of December 31, 2014 with respect to our equity compensation plans. For a description of the material features of our equity compensation plans, see Note 14, "Capital Stock and Stock Compensation," to our consolidated financial statements included elsewhere in this prospectus.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans not approved by security holders	453,586	$3.65	38,503,722	(1)(2)

(1)
Consists of 36,153,716 shares of Class A common stock eligible to be granted under our 2014 Management Incentive Compensation Plan and 2,350,006 shares of Class A common stock eligible to be granted under the 2014 Non-Employee Director Incentive Compensation Plan.

(2)
On September 23, 2014, our Compensation Committee adopted our 2014 Management Incentive Compensation Plan and our 2014 Non-Employee Director Incentive Compensation Plan (together, the "Incentive Plans"). Subsequently, the Incentive Plans were approved by our stockholders on June 9, 2015.

DESCRIPTION OF CAPITAL STOCK

          The following descriptions are summaries of the material terms of our capital stock, certificate of incorporation and by-laws, each as amended and restated, and any references to Delaware law are not meant to be complete and are subject to, and qualified in their entirety by, reference to our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws, copies of which have been filed as exhibits to this prospectus, and to the DGCL. See "Where You Can Find More Information." These descriptions may not contain all of the information that may be important to you and should be read in conjunction with our Amended and Restated Certificate of Incorporation, Amended and Restated By-Laws and applicable provisions of the DGCL.

Authorized Capitalization

          Our authorized capital stock consists of (a) 1,067,926,805 authorized shares of common stock, consisting of 1,000,000,000 authorized shares of Class A common stock, par value $0.01 per share (the "Class A common stock") and 7,926,805 authorized shares of Class B common stock, par value $0.01 per share (the "Class B common stock" and together with the Class A common stock, the "common stock"), and (b) 60,000,000 shares of preferred stock, par value $0.01 per share (the "preferred stock").

          As of March 31, 2015, there were 310,726,271 shares of Class A common stock outstanding, 5,711,847 shares of Class B common stock outstanding and no shares of preferred stock outstanding. As of March 31, 2015, there were also 210,145,872 Class A warrants outstanding and 2,212,204 Class B warrants outstanding.

Common Stock

          As of March 31, 2015, there were approximately 27 holders of record of our Class A common stock and 228 holders of record of our Class B common stock, which excludes stockholders whose shares were held in nominee or street name by brokers. The actual number of stockholders is greater than the number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

          The holders of our common stock are entitled to such dividends as our Board of Directors may declare from time to time from legally available funds, based on the number of shares of common stock then held of record by such holder, subject to the preferential rights of the holders of any shares of preferred stock that we may issue in the future. The holders of our common stock are entitled to one vote per share, and holders of the Class A common stock and Class B common stock are entitled to vote together as a class, on any matter to be voted upon by the securityholders, other than as set forth below.

          The provisions of our Amended and Restated Certificate of Incorporation setting forth the right of holders of shares of Class B common stock to receive the Aggregate Available Distribution (as defined below) may not be amended without the affirmative vote of the holders of at least a majority of the outstanding shares of Class B common stock, nor may any corporate action which would alter or effect the rights of holders of shares of Class B common stock to receive the Aggregate Available Distribution as set forth in our Amended and Restated Certificate of Incorporation be taken without the affirmative vote of the holders of at least a majority of the outstanding shares of Class B common stock. In addition, except as otherwise contemplated by our Amended and Restated Certificate of Incorporation, any amendment to certain provisions therein may not adversely affect the rights of the holders of shares of Class B common stock in any manner that is unique to the Class B common stock, unless agreed to by a majority of the holders of the Class B common stock voting as a class.

          Our Amended and Restated Certificate of Incorporation does not provide for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors standing for election, and the holders of the remaining shares are not able to elect any directors. Our Amended and Restated By-Laws provide that directors will be elected by a majority of the shares voting once a quorum is present.

          Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our common stock are entitled to share, on a pro rata basis, all assets remaining after payment to creditors and subject to prior distribution rights of any shares of preferred stock that we may issue in the future. All of the outstanding shares of common stock are fully paid and non-assessable. Except as otherwise set forth below, holders of our common stock have no preemptive rights, conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of common stock are subject to, and may be impacted by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

          Our Class B common stock carries an entitlement to distribution of a percentage of the proceeds from the malpractice lawsuit against Proskauer and four of its partners (the "Proskauer Litigation"), net of related out-of-pocket expenses incurred by us, including legal fees, all reasonable and documented costs and expenses incurred and all payments made or to be made by us in respect of certain counterclaims or pursuant to indemnification obligations, as determined by our Board of Directors in good faith (such net amount, the "Net Litigation Recovery"). The aggregate amount of the Net Litigation Recovery that will be distributed to holders of the Class B common stock as of the relevant record date (the "Aggregate Available Distribution") will be an amount equal to the product of the Net Litigation Recovery multiplied by 0.1. The holders of record of Class B common stock on the relevant record date will be entitled to receive, in respect of each share of Class B common stock held by such holder, a pro rata portion of the Aggregate Available Distribution calculated as a fraction thereof, the numerator of which shall be one and the denominator of which shall be 7,926,805. Any portion of the Aggregate Available Distribution that is not distributed to holders of Class B common stock as a result of shares of Class B common stock being converted into Class A common stock prior to the relevant record date will be property of the Company.

          Each share of Class B common stock is convertible, at the option of the holder, into one share of Class A common stock, at any time prior to the entry of a final order entering judgment for or against the defendants in the Proskauer Litigation. Each share of Class B common stock will automatically convert into one share of Class A common stock on the tenth business day after both the entry of a final order entering judgment for or against the defendants in the Proskauer Litigation and the distribution of the Aggregate Available Distribution to the holders of Class B common stock, as discussed above, subject in each such case to compliance with any applicable Jones Act requirements.

Preferred Stock

          Under our Amended and Restated Certificate of Incorporation, our Board of Directors, without further action by our stockholders, is authorized to issue shares of preferred stock with such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions as the Board of Directors shall specify in the resolution or resolutions providing for the issue of such preferred stock, provided that the Board of Directors may not issue any preferred stock for any defensive or anti-takeover purpose, for the purpose of implementing any stockholder rights plan or with features specifically intended to make any attempted acquisition of the Company more difficult or costly, without the affirmative vote of at least a majority of the total voting power of the outstanding shares of our capital stock entitled to vote on such matter, voting as a class. Notwithstanding the foregoing, the preferred stock could have voting or conversion rights that could adversely affect the voting power or other rights of holders of our common stock and the issuance of preferred stock could also have the effect, under certain circumstances, of delaying, deferring or preventing a change of control of us. We currently have no plans to issue any shares of preferred stock.

Qualification for Ownership and Transfer of Shares

          Certain of our U.S. Flag operations are conducted in the U.S. coastwise trade and are governed by the Jones Act. The Jones Act restricts transportation of merchandise by water or by land and water either directly or via a foreign port between points in the United States and certain of its island territories and possessions to vessels owned and controlled by U.S. Citizens. We could lose the privilege of owning and operating vessels in the Jones Act trade if non-U.S. Citizens were to own or control, in the aggregate, more than 25% of the equity interests in the Company. Our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws authorize our Board of Directors to establish with respect to any class or series of capital stock of the Company certain rules, policies and procedures, including procedures with respect to transfer of shares, to ensure compliance with the Jones Act. In order to provide a reasonable margin for compliance with the Jones Act, our Board of Directors has determined that until further action by the Board of Directors, at least 77% of the outstanding shares of each class of capital stock of the Company must be owned by U.S. Citizens (as defined in the Jones Act). At and during such time that the limit is reached with respect to shares of Class A common stock or Class B common stock, as applicable, we will be unable to issue any further shares of such class of common stock or approve transfers of such class of common stock to non-U.S. Citizens. Any purported transfer of equity interests in the Company in violation of these ownership provisions will be ineffective to transfer the equity interests or any voting, dividend or other rights associated with them.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated By-Laws and Delaware Law

          Our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws contain a number of provisions relating to corporate governance and to the rights of securityholders. Certain of these provisions may be deemed to have a potential "anti-takeover" effect in that such provisions may delay, defer or prevent a change of control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by the stockholders. Examples of such provisions in our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws relating to corporate governance and the rights of stockholders, certain of which may be deemed to have a potential "anti-takeover" effect include:

          Authorized but Unissued or Undesignated Capital Stock.    Our authorized capital stock consists of 1,067,926,805 authorized shares of common stock (consisting of 1,000,000,000 authorized shares of Class A common stock and 7,926,805 authorized shares of Class B common stock) and 60,000,000 shares of preferred stock. A large quantity of authorized but unissued shares may deter potential takeover attempts because of the ability of our Board of Directors to authorize the issuance of some or all of these shares to a friendly party, or to the public, which would make it more difficult for a potential acquirer to obtain control of us. This possibility may encourage persons seeking to acquire control of us to negotiate first with our Board of Directors. The authorized but unissued stock may be issued by the Board of Directors in one or more transactions. In this regard, our Amended and Restated Certificate of Incorporation grants the Board of Directors broad power to establish the rights and preferences of authorized and unissued preferred stock. Although our

Amended and Restated Certificate of Incorporation prohibits the Board of Directors, without the affirmative vote of at least a majority of the total voting power of our outstanding shares of capital stock entitled to vote on such matters, voting as a class, from issuing any preferred stock for any defensive or anti-takeover purpose, for the purpose of implementing any stockholder rights plan or with features specifically intended to make any attempted acquisition of us more difficult or costly, the issuance of shares of preferred stock pursuant to the Board of Directors' authority described above could decrease the amount of earnings and assets available for distribution to holders of common stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change of control. The Board of Directors does not currently intend to seek stockholder approval prior to any issuance of preferred stock, unless otherwise required by law or our Amended and Restated Certificate of Incorporation.

          Action by Written Consent.    Our Amended and Restated By-Laws provide that stockholder action can be taken by written consent in lieu of a meeting.

          Special Meetings of Securityholders.    Our Amended and Restated By-Laws provide that special meetings of our stockholders may be called only by the President or any Vice President, by resolution of the Board of Directors or by holders of not less than 25% of all outstanding shares entitled to vote on the matter for which the meeting is called. Our Amended and Restated By-Laws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting.

          Advance Notice Procedures.    Our Amended and Restated By-Laws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board of Directors. In order for any matter to be "properly brought" before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder's notice must be received at our principal executive offices not less than 60 days nor more than 90 days prior to the first anniversary of the date of the immediately preceding annual meeting. Our Amended and Restated By-Laws also specify requirements as to the form and content of a stockholder's notice. These provisions may defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to influence or obtain control of us.

          Super Majority Approval Requirements.    Our Amended and Restated By-Laws provide that our Board of Directors, at any regular meeting or special meeting called for the purpose, and our stockholders, at any annual meeting or special meeting called for the purpose, may make, alter, amend or repeal our Amended and Restated By-Laws. However, our Board of Directors may not, without the affirmative vote of a majority of the outstanding stock entitled to vote on such matters, alter, amend or repeal certain provisions of our Amended and Restated By-Laws, including those relating to stockholder meeting quorum requirements, majority election of directors, advanced notice procedures, special meetings of our Board of Directors, committees of the Board of Directors and amendments to the Amended and Restated By-Laws. Further, our Board of Directors may not, without the affirmative vote of the holders of two-thirds or more of the outstanding stock entitled to vote on such matters, alter, amend or repeal certain other provisions of our Amended and Restated By-Laws, including those relating to the calling of special meetings by stockholders and stockholder action by written consent.

          The DGCL provides generally that the affirmative vote of a majority of the outstanding shares then entitled to vote is required to amend a corporation's certificate of incorporation, unless the certificate of incorporation requires a greater percentage. Our Amended and Restated Certificate of Incorporation provides that specified provisions, including those relating to amendment of our Amended and Restated Certificate of Incorporation, actions by written consent of stockholders and our opt out of Section 203 of the DGCL, may only be amended or repealed by the affirmative vote of two-thirds or more of the combined voting power of the outstanding shares of our capital stock.

          The combination of these provisions may make it more difficult for our existing stockholders to replace our Board of Directors as well as for another party to obtain control of us by replacing our Board of Directors. Because our Board of Directors has the power to retain or discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

Business Combinations With Interested Securityholders

          Section 203 of the DGCL restricts certain business combinations between a Delaware corporation and an "interested stockholder" (in general, a stockholder owning 15% or more of the corporation's outstanding voting stock) or the interested stockholders' affiliates or associates for a period of three years following the date on which the stockholder becomes an "interested stockholder." Pursuant to our Amended and Restated Certificate of Incorporation, however, we have opted out of Section 203 of the DGCL, and therefore are not be subject to any limitations thereunder.

Exclusive Forum

          Our Amended and Restated By-Laws provide that unless we consent in writing to the selection of an alternate forum, the state and federal court located in the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees, (iii) any action asserting a claim against us arising pursuant to the DGCL or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in all cases subject to the court having personal jurisdiction over the parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in our shares of common stock shall be deemed to have notice of and consented to the forum provisions in our Amended and Restated By-Laws.

Dissenters' Rights of Appraisal and Payment

          Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Securityholders' Derivative Actions

          Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder's stock thereafter devolved by operation of law.

Limitations on Liability and Indemnification of Officers and Directors

          Our Amended and Restated Certificate of Incorporation limits the liability of our directors to the fullest extent permitted by the DGCL and requires that we will provide them with customary indemnification.

Transfer Agent and Registrar

          The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

          Prior to this offering, there has been no public market for our Class A common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability for future sales of shares, will have on the market price of our Class A common stock prevailing from time to time. The sale of substantial amounts of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our Class A common stock.

          Upon completion of this offering we will have a total of             shares of our Class A common stock outstanding, or             shares assuming the underwriters exercise in full their option to purchase additional shares. Of these shares,             will have been sold in this offering, or             shares assuming the underwriters exercise in full their option to purchase additional shares of Class A common stock, and will be freely tradable without restriction or further registration under the Securities Act by persons other than our "affiliates." Under the Securities Act, an "affiliate" of a company is a person that directly or indirectly controls, is controlled by or is under common control with that company.

          In addition, all shares of our Class B common stock and all of our Class B warrants are currently freely tradeable without restriction or registration under the Securities Act by persons other than our affiliates. As of             , 2015, we had             shares of Class B common stock and             Class B warrants outstanding. When holders exercise Class B warrants on a cashless basis, shares of Class B common stock issuable upon exercise of those warrants will be freely tradable without restriction or registration under the Securities Act by persons other than our affiliates. Shares of Class B common stock are convertible into shares of Class A common stock at any time at the option of the holder, subject to certain conditions. Each share of Class B common stock will automatically convert on a one-for-one basis into shares of Class A common stock in the circumstances described under "Description of Capital Stock—Common Stock."

          Under the terms of the Registration Rights Agreement, the Commitment Parties are provided with certain demand registration rights subject to certain conditions and limitations. At any time and from time to time after a shelf registration statement has been declared effective by the SEC, any one or more of the Commitment Parties may request to sell all or any portion of their Registrable Securities (as defined in the Registration Rights Agreement) in an underwritten offering, provided that the total offering price of the securities to be offered in such offering is reasonably expected to exceed, in the aggregate (i) in the case of a demand by at least one Commitment Party that is an "affiliate" (within the meaning of Rule 405 under the Securities Act), $25.0 million or (ii) in all other cases, $75.0 million.

          In addition, we intend to file one or more registration statements on Form S-8 under the Securities Act to register Class A common stock issued or reserved for issuance under the Overseas Shipholding Group, Inc. Management Incentive Compensation Plan and the Overseas Shipholding Group, Inc. Non-Employee Director Incentive Compensation Plan. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or lock-up restrictions described below. We expect that the registration statement on Form S-8 will cover 40,000,000 shares of our Class A common stock.

Rule 144

          In general, under Rule 144 of the Securities Act, as currently in effect, a person who is not deemed to be our affiliate for purposes of the Securities Act or to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the shares of our Class A common stock consisting of "restricted securities" proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares of our Class A common stock without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares of our Class A common stock proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares of our Class A common stock without complying with any of the requirements of Rule 144. In general, under Rule 144 as currently in effect, our affiliates or persons selling Class A common stock on behalf of our affiliates are entitled to sell, within any three month period, a number of shares that does not exceed the greater of (1) 1% of the number of shares of our Class A common stock then outstanding and (2) the average weekly trading volume of the shares of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Sales under Rule 144 by our affiliates or persons selling Class A common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Lock-Up Agreements

          We and our officers, directors and certain holders of our Class A common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our Class A common stock or securities convertible into or exchangeable for shares of Class A common stock during the period from the date of this prospectus continuing through the date             days after the date of this prospectus, except with the prior written consent of the representatives.

 PRICE RANGE OF AND DIVIDENDS ON
THE COMPANY'S LEGACY AND CLASS B COMMON STOCK

          Our common stock was listed for trading in the over-the-counter ("OTC") market under the trading symbol "OSGIQ" from November 12, 2012 through August 5, 2014 after being delisted from the NYSE in connection with our bankruptcy. Pursuant to an order by the Bankruptcy Court, we suspended trading of our common stock in the OTC market on June 3, 2014 in order to ensure that all trades in those securities would be able to settle no later than the June 6, 2014 voting record date for our reorganization plan. At emergence on August 5, 2014, our common stock was cancelled and we issued Class A and Class B common stock. See Note 2, "Chapter 11 Filing and Emergence from Bankruptcy" and Note 14, "Capital Stock and Stock Compensation," to our consolidated financial statements included elsewhere in this prospectus for additional information relating to our emergence from bankruptcy and capital structure, respectively. Our Class B common stock was subsequently approved for listing on the NYSE MKT on October 9, 2014 under the trading symbol "OSGB." Our Class A common stock is not currently listed on any securities exchange.

          The following table summarizes the quarterly high and low closing sales prices of our Class B common stock ("OSGB") as reported on the NYSE MKT since October 9, 2014 and the quarterly high and low bid quotations of our common stock as reported on the OTC market ("OSGIQ") for the period from January 1, 2013 through June 3, 2014 (the date trading was suspended by the Company). The OTC market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. OSGIQ common stock quotations are not reported for the third quarter of 2014 due to the suspension of trading on June 3, 2014 and the cancellation of our common stock effective August 5, 2014. No quotations are reported for the Class B common stock for the third quarter of 2014 due to the absence of an established published trading market. Class A common stock quotations are not reported due to the absence of an established public trading market.

2013	High	Low
First Quarter (OSGIQ)	$4.00	$0.88
Second Quarter (OSGIQ)	4.51	2.82
Third Quarter (OSGIQ)	4.73	1.75
Fourth Quarter (OSGIQ)	8.43	1.65

2014	High	Low
First Quarter (OSGIQ)	$8.99	$4.70
Second Quarter (OSGIQ)	8.40	5.28
Third Quarter(a)	—	—
Fourth Quarter (OSGB)	6.25	4.60

2015	High	Low
First Quarter (OSGB)	$5.28	$4.10
Second Quarter through June 25, 2015 (OSGB)	4.53	3.32

(a)
Not available for the reasons set forth above.

          On February 9, 2012, to preserve liquidity and maintain financial flexibility, our then Board of Directors suspended the payment of regular quarterly dividends until further notice. We have no current plans to resume paying dividends and our ability to do so may be limited by certain of our loan agreements. See "Dividend Policy."

 MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE
TAX CONSEQUENCES FOR NON-U.S. HOLDERS

          The following discussion is a summary of material U.S. federal income and estate tax considerations generally applicable to the purchase, ownership and disposition of our Class A common stock by Non-U.S. Holders. A "Non-U.S. Holder" means:

  •
  a nonresident alien individual,

  •
  a foreign corporation, or

  •
  a person that is otherwise not subject to U.S. federal income tax on a net income basis in respect of such Class A common stock.

          This discussion deals only with Class A common stock held as capital assets by Non-U.S. Holders who purchased Class A common stock in this offering. This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to the purchase, ownership or disposition of our Class A common stock by prospective investors in light of their specific facts and circumstances. In particular, this discussion does not address all of the tax considerations that may be relevant to persons in special tax situations, including tax-exempt organizations, insurance companies, banks or other financial institutions, dealers in securities, persons liable for the alternative minimum tax, traders in securities that elect to use the mark-to-market method of accounting for their securities holdings, persons that will hold our Class A common stock as a position in a hedging, "straddle, "conversion transaction" or other risk reduction transaction, persons that will hold our Class A common stock in connection with a U.S. trade or business or a U.S. permanent establishment, persons that hold more than 5% of our common stock, certain former citizens or residents of the United States, "controlled foreign corporations," or "passive foreign investment companies," entities taxed as partnerships or partners therein or other persons subject to special treatment under the Code. This summary does not address any other U.S. federal tax considerations (such as gift tax or the Medicare tax on net investment income) or any state, local or non-U.S. tax considerations. You should consult your own tax advisors about the tax consequences of the purchase, ownership and disposition of our Class A common stock in light of your own particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of any changes in applicable tax laws.

          Furthermore, this summary is based on the tax laws of the United States, including the Code, existing and proposed regulations, administrative and judicial interpretations, all as currently in effect. Such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax or estate tax consequences different from those discussed below.

Dividends

          As discussed in "Dividend Policy," we do not expect to make distributions on our Class A common stock in the foreseeable future. If we were to make a distribution of cash or property with respect to our Class A common stock, such distributions generally would constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If the distribution exceeds our current and accumulated earnings and profits, the excess would be treated as a tax-free return of your investment, up to your tax basis in the common stock. Any remaining excess would be treated as capital gain, subject to the tax treatment described below in "—Sale, Exchange or Other Taxable Disposition of Class A Common Stock."

          Dividends paid to you generally would be subject to U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable tax treaty. Even if you are eligible for a lower treaty rate, we and other payers would generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless:

  •
  you have furnished to us or such other payer a valid IRS Form W-8BEN, Form W-8BEN-E or other documentary evidence establishing your entitlement to the lower treaty rate with respect to such payments and neither we nor our paying agent (or other payer) have actual knowledge or reason to know to the contrary, and

  •
  in the case of actual or constructive dividends, if required by the Foreign Account Tax Compliance Act or any intergovernmental agreement enacted pursuant to that law including any implementing regulations or guidance notes thereunder, you or any entity through which you receive such dividends, if required, have provided the withholding agent with certain information with respect to your or the entity's direct and indirect U.S. owners, and if you hold the Class A common stock through a foreign financial institution, such institution (i) has entered into an agreement with the U.S. government to collect and provide to the U.S. tax authorities information about its account holders (including certain investors in such institution or entity) and to withhold certain payments or (ii) if it is subject to an intergovernmental agreement between the United States and a foreign country, has not been designated as a "nonparticipating" foreign financial institution, and you have provided any required information to such institution, which institution will report such information to the extent required by the applicable foreign country.

          If you are eligible for a reduced rate of U.S. federal withholding tax pursuant to an applicable income tax treaty or otherwise, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Investors are encouraged to consult with their own tax advisors regarding the possible implications of these withholding requirements on their investment in the Class A common stock.

          Dividends that are "effectively connected" with your conduct of a trade or business within the United States will be exempt from the withholding tax described above and instead will be subject to U.S. federal income tax on a net income basis. We and other payers generally are not required to withhold tax from "effectively connected" dividends, provided that you have furnished to us or another payer a valid IRS Form W-8ECI (or an acceptable substitute form) upon which you represent, under penalties of perjury, that you are a non-U.S. person and that the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income. If you are a corporate non-U.S. holder, "effectively connected" dividends that you receive may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate, or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Sale, Exchange or Other Taxable Disposition of Class A Common Stock

          You generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale, exchange or other taxable disposition of shares of our Class A common stock unless:

  •
  the gain is effectively connected with your trade or business in the United States (as discussed under "—Dividends" above),

  •
  in the case of an individual who holds the Class A common stock as a capital asset, such holder is present in the United States for 183 days or more in the taxable year of the sale, exchange or other taxable disposition, and certain other conditions are met, or

  •
  we are or have been a United States real property holding corporation for federal income tax purposes and (i) you held, directly or indirectly, at any time during the five-year period ending on the date of the disposition, more than 5% of our common stock or (ii) our

    Class A common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

          We have not been, are not and do not anticipate becoming a United States real property holding corporation for U.S. federal income tax purposes.

          In the case of the sale or disposition of our Class A common stock on or after January 1, 2017, you may be subject to a 30% withholding tax on the gross proceeds of the sale or disposition unless the requirements described in the last bullet point under "—Dividends" above are satisfied. Investors are encouraged to consult with their own tax advisors regarding the possible implications of these withholding requirements on their investment in the Class A common stock and the potential for a refund or credit in the case of any withholding tax.

Information Reporting and Backup Withholding

          Information returns must be made annually to the IRS and to each Non-U.S. Holder reporting the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

          You may be subject to backup withholding for dividends paid to you in respect of our Class A common stock, or on gross proceeds from the disposition of our Class A common stock, unless you certify under penalty of perjury that you are a Non-U.S. Holder or otherwise establish an exemption. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

U.S. Federal Estate Tax

          Shares of our Class A common stock held (or deemed held) by an individual Non-U.S. Holder at the time of his or her death will be included in such Non-U.S. Holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

          We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of Class A common stock indicated in the following table. Goldman, Sachs & Co. and Jefferies LLC are the representatives of the underwriters.

Underwriters	Number of Shares of Class A common stock
Goldman, Sachs & Co.
Jefferies LLC
UBS Securities LLC
Wells Fargo Securities, LLC
DNB Markets, Inc.
Stifel, Nicolaus & Company, Incorporated
Seaport Global Securities LLC
GMP Securities, LLC

Total

          The underwriters are committed to take and pay for all of the shares of Class A common stock being offered, if any are taken, other than the shares of Class A common stock covered by the option described below unless and until this option is exercised.

          The underwriters have an option to buy up to an additional             shares of Class A common stock from us to cover sales by the underwriters of a greater number of shares of Class A common stock than the total number set forth in the table above. They may exercise that option for 30 days. If any shares of Class A common stock are purchased pursuant to this option, the underwriters will severally purchase shares of Class A common stock in approximately the same proportion as set forth in the table above.

          The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase             additional shares of Class A common stock.

Paid by Us

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

          Shares of Class A common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of Class A common stock sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. This offering of the shares of Class A common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

          We and our officers, directors and certain holders of our Class A common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their Class A common stock or securities convertible into or exchangeable for shares of Class A common stock during the period from the date of this prospectus continuing through the date             days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans, or certain other exceptions. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

          The restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the restricted period the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the restricted period, the company announces that it will release earnings results during the 15-day period following the last day of the restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

          This is the initial public offering of our Class A common stock following our emergence from bankruptcy and no public market currently exists for our shares of Class A common stock. The initial public offering price of our Class A common stock has been negotiated among us, the selling stockholders and the representatives. Among the factors considered in determining the initial public offering price of the shares of Class A common stock, in addition to prevailing market conditions, were our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

          We intend to apply to list the Class A common stock on the New York Stock Exchange under the symbol "OSG." In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters will undertake to sell lots of 100 or more shares to a minimum of 400 beneficial holders. Our Class B common stock has been listed on the NYSE MKT and began "regular way" trading under the symbol "OSGB" on October 9, 2014.

          In connection with this offering, the underwriters may purchase and sell shares of our Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A "covered short position" is a short position that is not greater than the amount of additional shares for which the underwriters' option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. "Naked" short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of this offering.

          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

          Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company's Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

          We estimate the expenses of this offering payable by us, including the expenses of the selling stockholders but not including the underwriting discounts and commissions, will be approximately $              million.

          We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

          The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

          The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses. Jefferies Finance LLC, an affiliate of Jefferies LLC, an underwriter in this offering, is a joint lead arranger and joint book running manager, among other roles, of secured debt facilities under the Exit Financing Facilities. In particular, Jefferies Finance LLC is a lender, joint lead arranger, joint book running manager, administrative agent, syndication agent, collateral agent, mortgage trustee and swingline lender to the credit agreement dated as of August 5, 2014 among Jefferies Finance LLC, Overseas Shipholding Group, Inc., OIN, OIN Delaware LLC and the other guarantors party thereto, among others. Jefferies Finance LLC is also a lender, joint lead arranger, joint book running manager, administrative agent, syndication agent, collateral agent and mortgage trustee to the term loan credit agreement dated as of August 5, 2014 among Jefferies Finance LLC, Overseas Shipholding Group, Inc., OBS and the other guarantors party thereto, among others.

          In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of us (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Restrictions on Foreign Ownership

          U.S. laws, including the Jones Act and the U.S. vessel documentation laws set forth in 46 U.S.C. section 12101, et seq., place a limit of 25% on foreign ownership or control of persons engaged in transportation of merchandise by water or by land and water either directly or via a foreign port between points in the United States and certain of its island territories and possessions.

          The following is a summary of the requirements to be a U.S. Citizen. Each holder and potential purchaser of our stock should consult its own counsel as to whether it is a U.S. Citizen or a non-U.S. Citizen within the meaning of the Jones Act before purchasing our stock. The Jones Act specifies that ownership of at least 75% of the equity interest by U.S. Citizens means ownership free from any trust or fiduciary obligations in favor of, or any agreement, arrangement or understanding whereby voting power or control may be exercised directly or indirectly by, non-U.S. Citizens. In addition, these citizenship requirements apply at each tier in our ownership chain, which means that they must be satisfied by each person that contributes to our eligibility as a U.S. Citizen, and each person that contributes to the eligibility of such other person as a U.S. Citizen at each tier of ownership. For entities of a kind not described below, citizenship requirements may vary.

  •
  A holder of our stock who is a natural person is a U.S. Citizen if he or she was born in the United States, born abroad to U.S. Citizen parents, naturalized, naturalized during minority through the naturalization of a parent, or as otherwise authorized by law.

  •
  A holder of our stock that is a partnership is deemed a U.S. Citizen if such holder (i) is organized under the laws of the United States or a state, (ii) each general partner is a U.S. Citizen, and (iii) at least 75% of the ownership and voting power of each class or series of the partnership interests is owned and controlled by U.S. Citizens.

  •
  A holder of our stock that is a member-managed limited liability company is deemed a U.S. Citizen if such holder (i) is organized under the laws of the United States or a state, (ii) each member of the limited liability company is a U.S. Citizen, and (iii) at least 75% of the ownership and voting power of each class or series of the limited liability company interests is owned and controlled by U.S. Citizens.

  •
  A holder of our stock that is a manager-managed limited liability company is deemed a U.S. Citizen if such holder (i) is organized under the laws of the United States or a state, (ii) each manager is a U.S. Citizen within the meaning of the Jones Act, (iii) the chief executive officer, by whatever title, and the chairman of the board of directors (or equivalent body) of the limited liability company are U.S. Citizens, (iv) not more than a minority of the number of the directors (or equivalent office) necessary to constitute a quorum of the board of directors (or equivalent body) of the limited liability company are non-U.S. Citizens, and (v) at least 75% of the ownership and voting power of each class or series of the limited liability company interests is owned and controlled by U.S. Citizens.

  •
  A holder of our stock that is a corporation is deemed a U.S. Citizen if such holder (i) is organized under the laws of the United States or a state, (ii) the chief executive officer, by whatever title, and the chairman of the board of directors of the corporation are U.S. Citizens, (iii) not more than a minority of the number of the directors necessary to constitute a quorum of the board of directors of the corporation are non-U.S. Citizens, and (iv) at least 75% of the ownership and voting power of each class or series of the corporation's stock is owned and controlled by U.S. Citizens.

  •
  A holder of our stock that is a trust is deemed to be a U.S. Citizen if (i) it is organized under the laws of the United States or a state, (ii) each trustee is a U.S. Citizen, (iii) each beneficiary with an enforceable interest in the trust is a U.S. Citizen, and (iv) at least 75% of the equity interest in the trust is owned and controlled by U.S. Citizens.

          If we should fail to comply with the above described ownership requirements, our vessels could lose their ability to engage in U.S. coastwise trade. To facilitate our compliance with these requirements, our organizational documents:

  •
  limit ownership by non-U.S. Citizens of any class or series of our capital stock (including our Class A common stock) to 23%;

  •
  permit us to withhold dividends and suspend voting rights with respect to any shares held by non-U.S. Citizens;

  •
  permit us to establish and maintain a dual stock certificate system under which different forms of certificates are used to reflect whether the owner is or is not a U.S. Citizen;

  •
  permit us to redeem any shares held by non-U.S. Citizens so that our foreign ownership is less than 23%; and

  •
  permit us to take measures to ascertain ownership of our stock.

          If a prospective purchaser or a proposed transferee cannot or does not certify that it is a U.S. Citizen before purchasing our Class A common stock, or a sale of stock to a prospective purchaser or a transfer of stock by any holder would result in the ownership by non-U.S. Citizens of 23% or more of our Class A common stock, such person may not be allowed to purchase or transfer our Class A common stock, or such purchase or transfer may be reversed or the shares so purchased or transferred may be redeemed. All certificates representing the shares of our Class A common stock will bear legends referring to the foregoing restrictions.

          For additional information regarding the restrictions on foreign ownership of our capital stock, see "Description of Capital Stock—Qualification for Ownership and Transfer of Shares," "Risk Factors—Risks Related to the Offering—Our common stock is subject to restrictions on foreign ownership, which could have a negative impact on the transferability of our common stock, its liquidity and market value, and on a change of control of OSG" and "Risk Factors—Risks Related to Legal and Regulatory Matters—Our business would be adversely affected if we failed to comply with the Jones Act's limitations on U.S. coastwise trade, or if these limitations were waived, modified or repealed, or if changes in international trade agreements were to occur."

Selling Restrictions

European Economic Area

          In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date"), an offer of shares to the public may not be made in that Relevant Member State, prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, an offer of shares to the public in that Relevant Member State may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  (a)
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  (b)
  to fewer than 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that (i) no such offer of shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive or a supplement to a prospectus pursuant to Article 16 of the Prospectus Directive and (ii) each person who initially acquires any shares or to whom an offer is made will be deemed to have represented, warranted and agreed to and with the underwriters that it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

          For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto).

          In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

United Kingdom

          This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act ("FSMA") 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

          Each underwriter has represented and agreed that:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21(1) of the FSMA) received by it in connection with the issue or sale of the shares of Class A common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

  (b)
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of Class A common stock in, from or otherwise involving the United Kingdom.

Hong Kong

          The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" in Hong Kong as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

          This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the condition of, any other applicable provisions of the SFA.

          Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 274 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

          The shares have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any shares of Class A common stock, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

          The validity of the shares of Class A common stock offered by this prospectus will be passed upon for us by Cleary Gottlieb Steen & Hamilton LLP. Certain legal matters relating to this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP.

EXPERTS

          The consolidated financial statements as of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

          The sections in this prospectus entitled "Industry Overview—The International Oil Tanker Shipping Industry" and the statistical and graphical information contained therein, and in any other instance where Drewry has been identified as the source of information included elsewhere in this prospectus, have been reviewed by Drewry, which has confirmed to us that they accurately describe the international tanker shipping market, subject to the availability and reliability of the data supporting the statistical information presented in this prospectus, as indicated in the consent of Drewry filed as an exhibit to the Registration Statement on Form S-1 under the Securities Act of which this prospectus forms a part.

          The sections in this prospectus entitled "Industry Overview—The Jones Act Product Tanker and Large ATB Industry" and the statistical and graphical information contained therein, and in any other instance where Navigistics has been identified as the source of information included elsewhere in this prospectus, have been reviewed by Navigistics, which has confirmed to us that they accurately describe the U.S. tanker shipping market, subject to the availability and reliability of the data supporting the statistical information presented in this prospectus, as indicated in the consent of Navigistics filed as an exhibit to the Registration Statement on Form S-1 under the Securities Act of which this prospectus forms a part.

WHERE YOU CAN FIND MORE INFORMATION

          This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed with it. For further information about us, our common stock and other information set forth herein, reference is made to the registration statement and exhibits and schedules with it. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is subject to, and qualified in its entirety by, reference to the applicable contract or other document filed herewith.

          We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials we have filed with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information concerning issuers that file electronically with the SEC, including us. We also maintain a website at www.osg.com that contains information concerning us, including the reports we file with the SEC. The information contained or referred to on our website is not incorporated by reference in this prospectus and is not a part of this prospectus. We have included our website address as an inactive textual reference only and do not intend it to be an active link to our website.

GLOSSARY

          Unless otherwise noted or indicated by the context, the following terms used in this prospectus have the following meanings:

          Aframax — A medium size crude oil tanker of approximately 80,000 to 120,000 deadweight tons. Aframaxes can generally transport from 500,000 to 800,000 barrels of crude oil and are also used in lightering. A coated Aframax operating in the refined petroleum products trades may be referred to as an LR2.

          articulated tug barge or ATB — A tug-barge combination system capable of operating on the high seas, coastwise and further inland. It combines a normal barge, with a bow resembling that of a ship, but having a deep indent at the stern to accommodate the bow of a tug. The fit is such that the resulting combination behaves almost like a single vessel at sea as well as while maneuvering.

          ballast — Any heavy material, including water, carried temporarily or permanently in a vessel to provide desired draft and stability.

          bareboat charter — A charter under which a customer pays a fixed daily or monthly rate for a fixed period of time for use of the vessel. The customer pays all costs of operating the vessel, including voyage and vessel expenses. Bareboat charters are usually long-term.

          b/d — Barrels per day.

          CERCLA — CERCLA is the abbreviation for the U.S. Comprehensive Environmental Response, Compensation, and Liability Act.

          charter — Contract entered into with a customer for the use of the vessel for a specific voyage at a specific rate per unit of cargo ("voyage charter"), or for a specific period of time at a specific rate per unit (day or month) of time ("time charter").

          classification societies — Organizations that establish and administer standards for the design, construction and operational maintenance of vessels. As a practical matter, vessels cannot trade unless they meet these standards.

          commercial management or commercially managed — The management of the employment, or chartering, of a vessel and associated functions, including seeking and negotiating employment for vessels, billing and collecting revenues, issuing voyage instructions, purchasing fuel, and appointing port agents.

          commercial management agreements or CMA — A contract under which the commercial management of a vessel is outsourced to a third-party service provider.

          commercial pool or pool — A commercial pool is a group of similar size and quality vessels with different shipowners that are placed under one administrator or manager. Commercial pools allow for scheduling and other operating efficiencies such as multi-legged charters and Contracts of Affreightment and other operating efficiencies.

          contract of affreightment or COA — An agreement providing for the transportation between specified points for a specific quantity of cargo over a specific time period but without designating specific vessels or voyage schedules, thereby allowing flexibility in scheduling since no vessel designation is required. COAs can either have a fixed rate or a market-related rate. One example would be two shipments of 70,000 tons per month for two years at the prevailing spot rate at the time of each loading.

          crude oil — Oil in its natural state that has not been refined or altered.

          cubic meters or cbm — The industry standard for measuring the carrying capacity of an LNG Carrier.

          deadweight tons or dwt — The unit of measurement used to represent cargo carrying capacity of a vessel, but including the weight of consumables such as fuel, lube oil, drinking water and stores.

          demurrage — Additional revenue paid to the shipowner on its voyage charters for delays experienced in loading and/or unloading cargo that are not deemed to be the responsibility of the shipowner, calculated in accordance with specific charter terms.

          double hull — Hull construction design in which a vessel has an inner and an outer side and bottom separated by void space, usually two meters in width.

          drydocking — An out-of-service period during which planned repairs and maintenance are carried out, including all underwater maintenance such as external hull painting. During the drydocking, certain mandatory classification society inspections are carried out and relevant certifications issued. Normally, as the age of a vessel increases, the cost and frequency of drydockings increase.

          Exclusive Economic Zone — An area that extends up to 200 nautical miles beyond the territorial sea of a state's coastline (land at lowest tide) over which the state has sovereign rights for the purpose of exploring, exploiting, conserving and managing natural resources.

          floating storage and offloading vessel or FSO — A converted or new build barge or tanker, moored at a location to receive crude or other products for storage and transfer purposes. FSOs are not equipped with processing facilities.

          Handysize product carrier — A small size product carrier of approximately 29,000 to 45,000 deadweight tons. This type of vessel generally operates on shorter routes (short haul).

          International Energy Agency or IEA — An intergovernmental organization established in the framework of the Organization for Economic Co-operation and Development in 1974. Among other things, the IEA provides research, statistics, analysis and recommendations relating to energy.

          International Maritime Organization or IMO — An agency of the United Nations that is responsible for setting standards for safety, security and environmental performance of international shipping.

          International Flag conventional tanker fleet — Our International Flag vessels excluding our FSO service vessels.

          International Flag — International law requires that every merchant vessel be registered in a country. International Flag refers to those vessels that are registered under a flag other that of the United States.

          International Flag fleet — Our International Flag vessels together with our JV vessels.

          International Flag vessel — A vessel that is registered under a flag other than that of the United States.

          Jones Act — 46 U.S.C. section 55101, et seq., as amended. The Jones Act applies to transportation of merchandise by water, or by land and water, between points in the United States, including Hawaii and Alaska, and the island territories and possessions of the United States, including Puerto Rico and Guam. The Jones Act restricts such transportation to U.S. Flag vessels that meet certain requirements, including that they are built in the United States and owned by U.S. Citizens as defined in 46 U.S.C. section 50501(a), (b) and (d). For a summary of the definition of "U.S. Citizen" see "Underwriting—Restrictions on Foreign Ownership."

          Jones Act fleet — A fleet comprised of vessels which comply with the Jones Act regulations.

          lightering — The process of off-loading crude oil or petroleum products from large size tankers, typically VLCCs, into smaller tankers and/or barges for discharge in ports from which the larger tankers are restricted due to the depth of the water, narrow entrances or small berths.

          LNG Carrier — A vessel designed to carry liquefied natural gas, that is, natural gas cooled to –163° centigrade, turning it into a liquid and reducing its volume to 1/600 of its volume in gaseous form. LNG is the abbreviation for liquefied natural gas.

          LR1 — A coated Panamax tanker. LR is an abbreviation of Long Range.

          LR2 — A coated Aframax tanker.

          MarAd — The Maritime Administration of the U.S. Department of Transportation.

          Maritime Security Program or MSP — The U.S. Maritime Security Program, which ensures that militarily useful U.S. Flag vessels are available to the U.S. Department of Defense in the event of war or national emergency. These vessels are required to trade outside the United States but are eligible for government-sponsored business. Under the MSP, participants receive an annual fee in exchange for a guarantee that the vessels will be made available to the U.S. government in the event of war or national emergency.

          MARPOL — International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto. This convention includes regulations aimed at preventing and minimizing pollution from ships by accident and by routine operations.

          MR — MR is an abbreviation of Medium Range. This type of vessel, a product carrier of approximately 45,000 to 53,000 deadweight tons, generally operates on medium-range routes.

          MSP vessels — U.S. Flag vessels that participate in the Maritime Security Program.

          OECD — The Organisation for Economic Co-operation and Development, which is a group of developed countries in North America, Europe and Asia.

          OPA 90 — OPA 90 is the abbreviation for the U.S. Oil Pollution Act of 1990.

          OPEC — Organization of Petroleum Exporting Countries, which is an international organization established to coordinate and unify the petroleum policies of its members.

          P&I Insurance — Protection and indemnity insurance, commonly known as P&I insurance, is a form of marine insurance provided by a P&I club. A P&I club is a mutual (i.e., a co-operative) insurance association that provides cover for its members, who will typically be ship-owners, ship-operators or demise charterers.

          Panamax — A medium size vessel of approximately 55,000 to 80,000 deadweight tons. A coated Panamax operating in the refined petroleum products trades may be referred to as an LR1.

          product carrier — General term that applies to any tanker that is used to transport refined oil products, such as gasoline, jet fuel or heating oil.

          safety management system or SMS — A framework of processes and procedures that addresses a spectrum of operational risks associated with quality, environment, health and safety. The SMS is certified by ISM (International Safety Management Code), ISO 9001 (Quality Management) and ISO 14001 (Environmental Management).

          scrapping — The disposal of vessels by demolition for scrap metal.

          shuttle tanker — A tanker, usually with special fittings for mooring, which lifts oil from offshore fields and transports it to a shore storage or refinery terminal on repeated trips.

          special survey — An extensive inspection of a vessel by classification society surveyors that must be completed once within every five year period. Special Surveys require a vessel to be drydocked.

          Suezmax — A large crude oil tanker of approximately 120,000 to 200,000 deadweight tons. Suezmaxes can generally transport about one million barrels of crude oil.

          technical management or technically managed — The management of the operation of a vessel, including physically maintaining the vessel, maintaining necessary certifications, and supplying necessary stores, spares, and lubricating oils. Responsibilities also generally include selecting, engaging and training crew, and arranging necessary insurance coverage.

          time charter — A charter under which a customer pays a fixed daily or monthly rate for a fixed period of time for use of the carrying capacity of the vessel and includes the vessel's crew. Subject to any restrictions in the charter, the customer decides the type and quantity of cargo to be carried and the ports of loading and unloading. The customer pays all voyage expenses such as fuel, canal tolls, and port charges. The shipowner pays all vessel expenses such as the technical management expenses.

          ton-mile demand — A calculation that multiplies the average distance of each route a tanker travels by the volume of cargo moved. The greater the increase in long haul movement compared with shorter haul movements, the higher the increase in ton-mile demand.

          time charter equivalent or TCE — TCE is the abbreviation for time charter equivalent. TCE revenues, which is voyage revenues less voyage expenses, serves as an industry standard for measuring and managing fleet revenue and comparing results between geographical regions and among competitors.

          ULCC — ULCC is an abbreviation for Ultra Large Crude Carrier, a crude oil tanker of more than 350,000 deadweight tons. ULCCs can transport three million barrels of crude oil and are mainly used on the same long haul routes as VLCCs or for storage.

          U.S. Flag — International law requires that every merchant vessel be registered in a country. U.S. Flag refers to those vessels that are registered under the United States flag.

          U.S. Flag fleet — Our Jones Act Fleet together with our MSP vessels.

          U.S. Flag vessel — A U.S. Flag vessel means a vessel documented under 46 U.S.C. section 12101, et seq. A U.S. Flag vessel must be crewed by U.S. sailors, and owned and operated by a U.S. company.

          vessel expenses — Includes crew costs, vessel stores and supplies, lubricating oils, maintenance and repairs, insurance and communication costs associated with the operations of vessels.

          VLCC — VLCC is the abbreviation for Very Large Crude Carrier, a large crude oil tanker of approximately 200,000 to 320,000 deadweight tons. VLCCs can generally transport two million barrels or more of crude oil. These vessels are mainly used on the longest (long haul) routes from the Arabian Gulf to North America, Europe, and Asia, and from West Africa to the United States and Far Eastern destinations.

          voyage charter — A charter under which a customer pays a transportation charge for the movement of a specific cargo between two or more specified ports. The shipowner pays all voyage expenses, and all vessel expenses, unless the vessel to which the charter relates has been time chartered-in. The customer is liable for demurrage, if incurred.

          voyage expenses — Includes fuel, port charges, canal tolls, cargo handling operations and brokerage commissions paid by the Company under voyage charters. These expenses are subtracted from shipping revenues to calculate TCE for voyage charters.

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
DOLLARS IN THOUSANDS

	March 31, 2015	December 31, 2014
	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$477,321	$389,226
Restricted cash	118,010	123,178
Voyage receivables, including unbilled of $70,486 and $85,094	78,740	101,513
Income tax recoverable	56,324	55,856
Other receivables	6,209	8,293
Inventories, prepaid expenses and other current assets	24,934	24,290
Deferred income taxes	5,312	5,312

Total Current Assets	766,850	707,668
Vessels and other property, less accumulated depreciation of $650,659 and $625,322	2,178,627	2,213,217
Deferred drydock expenditures, net	64,995	62,413

Total Vessels, Deferred Drydock and Other Property	2,243,622	2,275,630

Investments in and advances to affiliated companies	331,411	334,863
Intangible assets, less accumulated amortization of $38,333 and $37,183	53,667	54,817
Other assets	61,767	63,513

Total Assets	$3,457,317	$3,436,491

LIABILITIES AND EQUITY
Current Liabilities:
Accounts payable, accrued expenses and other current liabilities	$78,002	$96,066
Income taxes payable	3,385	906
Current installments of long-term debt	72,314	12,314

Total Current Liabilities	153,701	109,286
Reserve for uncertain tax positions	42,635	34,520
Long-term debt	1,593,298	1,656,353
Deferred income taxes	275,339	283,277
Other liabilities	66,079	66,968

Total Liabilities	2,131,052	2,150,404
Equity:
Common stock	3,164	3,158
Paid-in additional capital	1,507,685	1,507,334
Accumulated deficit	(98,124)	(141,025)

	1,412,725	1,369,467
Accumulated other comprehensive loss	(86,460)	(83,380)

Total Equity	1,326,265	1,286,087

Total Liabilities and Equity	$3,457,317	$3,436,491

See notes to condensed consolidated financial statements

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
(UNAUDITED)

	For the three months ended March 31,
	2015	2014
Shipping Revenues
Pool revenues, including $13,824 and $21,837 received from companies accounted for by the equity method	$78,769	$45,067
Time and bareboat charter revenues	107,942	95,128
Voyage charter revenues	46,831	152,251

	233,542	292,446

Operating Expenses
Voyage expenses	11,900	77,893
Vessel expenses	69,239	66,671
Charter hire expense	31,898	45,482
Depreciation and amortization	37,119	37,945
General and administrative	19,282	24,425
Technical management transition costs	40	194
Severance and relocation costs	5	6,683
Gain on disposal of vessels and other property	(1,073)	(1,477)

Total operating expenses	168,410	257,816

Income from vessel operations	65,132	34,630
Equity in income of affiliated companies	12,412	8,494

Operating income	77,544	43,124
Other income	73	134

Income before interest expense, reorganization items and income taxes	77,617	43,258
Interest expense	(28,569)	(123)

Income before reorganization items and income taxes	49,048	43,135
Reorganization items, net	(3,487)	(29,256)

Income before income taxes	45,561	13,879
Income tax provision	(2,660)	(1,329)

Net Income	$42,901	$12,550

Weighted Average Number of Common Shares Outstanding
Basic — Class A	520,583,598	—
Diluted — Class A	520,587,201	—
Basic and Diluted — Class B and Common Stock	7,924,944	30,516,394
Per Share Amounts
Basic net income — Class A and Class B	$0.08	$—
Diluted net income — Class A and Class B	$0.08	$—
Basic and diluted net income — Common Stock	—	$0.41

See notes to condensed consolidated financial statements

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
DOLLARS IN THOUSANDS
(UNAUDITED)

	For the three months ended March 31,
	2015	2014
Net Income	$42,901	$12,550
Other Comprehensive (Loss)/Income, net of tax:
Net change in unrealized losses on cash flow hedges	(3,576)	(1,778)
Defined benefit pension and other postretirement benefit plans:
Net change in unrecognized prior service costs	(10)	5
Net change in unrecognized actuarial losses	506	(109)

Other Comprehensive Loss, net of tax:	(3,080)	(1,882)

Comprehensive Income	$39,821	$10,668

See notes to condensed consolidated financial statements

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
DOLLARS IN THOUSANDS
(UNAUDITED)

	For the three months ended March 31,
	2015	2014
Cash Flow from Operating Activities
Net income	$42,901	$12,550
Items included in net income not affecting cash flows:
Depreciation and amortization	37,119	37,945
Amortization of debt discount and other deferred financing costs	2,501	—
Compensation relating to restricted stock and stock option grants	357	542
Deferred income tax provision/(benefit)	(7,622)	8,461
Undistributed earnings of affiliated companies	(9,073)	(4,996)
Reorganization items, non-cash	55	14,259
Other — net	82	567
Items included in net income related to investing and financing activities:
Gain on disposal of vessels and other property — net	(1,073)	(1,477)
Payments for drydocking	(7,876)	(5,738)
Bankruptcy claim payments	(3,084)	—
Changes in operating assets and liabilities	12,127	(18,055)

Net cash provided by operating activities	66,414	44,058

Cash Flows from Investing Activities:
Change in restricted cash	5,167	—
Expenditures for vessels	—	(9,510)
Proceeds from disposal of vessels and other property	7,757	7,594
Expenditures for other property	(65)	(54)
Investments in and advances to affiliated companies	(500)	—
Repayments of advances from affiliated companies	12,500	—
Other — net	—	131

Net cash provided by/(used in) investing activities	24,859	(1,839)

Cash Flows from Financing Activities
Purchases of treasury stock	—	(162)
Payments on debt, including adequate protection payments	(3,178)	(5,307)

Net cash used in financing activities	(3,178)	(5,469)

Net increase in cash and cash equivalents	88,095	36,750
Cash and cash equivalents at beginning of year	389,226	601,927

Cash and cash equivalents at end of period	$477,321	$638,677

See notes to condensed consolidated financial statements

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY/(DEFICIT)
DOLLARS IN THOUSANDS
(UNAUDITED)

			(Accumulated Deficit)/ Retained Earnings	Treasury Stock		Accumulated Other Comprehensive Loss***
	Common Stock*	Paid-in Additional Capital**
				Shares	Amount		Total
Balance at January 1, 2015	$3,158	$1,507,334	$(141,025)	—	$—	$(83,380)	$1,286,087
Net income			42,901				42,901
Other comprehensive loss						(3,080)	(3,080)
Compensation related Class A options granted		59					59
Compensation related to Class A restricted stock awards		298					298
Conversion of Class B Warrants to Class B Common Stock	6	(6)					—

Balance at March 31, 2015	$3,164	$1,507,685	$(98,124)	—	$—	$(86,460)	$1,326,265

Balance at January 1, 2014	$44,291	$413,753	$386,250	13,575,339	$(835,197)	$(69,344)	$(60,247)
Net income			12,550				12,550
Other comprehensive loss						(1,882)	(1,882)
Forfeitures of restricted stock awards		138		9,847	(138)		—
Compensation related to options granted		95					95
Amortization of restricted stock awards		447					447
Purchases of treasury stock				30,280	(162)		(162)

Balance at March 31, 2014	$44,291	$414,433	$398,800	13,615,466	$(835,497)	$(71,226)	$(49,199)

*
Par value $1 per share; 120,000,000 shares authorized; 44,290,759 shares outstanding as of March 31, 2014, cancelled as of August 5, 2014; Par value $0.01 per share; 1,000,000,000 Class A shares authorized; 310,726,271 Class A shares outstanding as of March 31, 2015; and Par value $0.01 per share; 7,926,805 Class B shares authorized; 5,711,847 shares outstanding as of March 31, 2015.

**
Includes outstanding warrants issued at $3.00 per warrant comprised of 210,145,872 Class A warrants and 2,212,204 Class B warrants as of March 31, 2015.

***
Amounts are net of tax

See notes to condensed consolidated financial statements

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Basis of Presentation:

          The accompanying unaudited condensed consolidated financial statements include the accounts of Overseas Shipholding Group, Inc., a Delaware corporation (the "Parent Company"), and its wholly owned subsidiaries (the "Company" or "OSG", "we", "us" or "our"). The Company owns and operates a fleet of oceangoing vessels engaged primarily in the transportation of crude oil and refined petroleum products in the International Flag and U.S. Flag trades through its wholly owned subsidiaries OSG International, Inc. ("OIN"), a Marshall Islands corporation, and OSG Bulk Ships, Inc. ("OBS"), a New York corporation, respectively.

          The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. They do not include all of the information and notes required by generally accepted accounting principles in the United States. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair statement of the results have been included. Operating results for the three months ended March 31, 2015, are not necessarily indicative of the results that may be expected for the year ending December 31, 2015.

          The condensed consolidated balance sheet as of December 31, 2014 has been derived from the audited financial statements at that date, but does not include all of the information and notes required by generally accepted accounting principles in the United States for complete financial statements. For further information, refer to the consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K ("Form 10-K") for the year ended December 31, 2014.

          The quarterly information for the quarter ended March 31, 2014 has been revised from that previously reported in the March 2014 Quarterly Report on Form 10-Q to reflect the correction of an error related to the overstatement of depreciation expense recorded on certain International Flag vessels. The error was identified and corrected during the 2014 year-end financial close and reporting process. The Company assessed the materiality of the error on previously issued interim financial statements for the quarters ended March 31, June 30, and September 30, 2014, in accordance with SEC Staff Accounting Bulletin No. 99, and concluded that the revisions were not material to the condensed consolidated financial statements for any of the affected quarterly periods. The condensed consolidated statement of operations for the three months ended March 31, 2014 presented herein reflects a decrease of $2,133 in previously reported depreciation and amortization and total operating expenses. Additionally there was an increase of $2,133 in each of income from vessel operations, operating income, income before interest expense, reorganization items and income taxes, income before reorganization items and income taxes, income before income taxes and net income, and an increase of $0.07 in previously reported basic and diluted earnings per share. The condensed consolidated statement of comprehensive income for the three months ended March 31, 2014 reflects an increase of $2,133 in previously reported net income and comprehensive income. The condensed consolidated statement of cash flows for the three months ended March 31, 2014 reflects a decrease of $2,133 in previously reported depreciation and amortization and an increase of $2,133 in previously reported net income. The condensed consolidated statement of changes in equity for the three months ended March 31, 2014 reflects an increase of $2,133 in previously reported net income and total equity.

          Dollar amounts, except per share amounts, are in thousands.

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2 — Chapter 11 Filing and Emergence from Bankruptcy:

Chapter 11 Filing

          On November 14, 2012 (the "Petition Date"), the Company and 180 of its subsidiaries (together with OSG, the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of the U.S. Code (the "Bankruptcy Code") in the U.S. Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). The Debtors filed with the Bankruptcy Court a plan of reorganization (the "Equity Plan"). The Bankruptcy Court confirmed the Equity Plan by order entered on July 18, 2014 (the "Confirmation Order"). On August 5, 2014 (the "Effective Date"), the Equity Plan became effective and OSG emerged from bankruptcy. As of May 8, 2015, only three of the original 181 Chapter 11 cases remain open as the Debtors continue to negotiate settlements on disputed claims.

  Reorganization Items, net

          The Company prepared its consolidated financial statements in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 852, Reorganizations, which requires that financial statements for periods subsequent to the Petition Date distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly all transactions (including but not limited to, all professional fees and other expenses, realized gains and losses, and provisions for losses) directly associated with the reorganization and restructuring of the business are reported separately as reorganization items in the condensed consolidated statements of operations.

          Reorganization items, net represent amounts incurred subsequent to the Petition Date as a direct result of the filing of our Chapter 11 cases and are comprised of the following:

	For the three months ended March 31,
	2015	2014
Trustee fees	$140	$751
Professional fees	3,227	28,505
Other claim adjustments	120	—

	$3,487	$29,256

          The Company incurred fees totaling $2,178 and $4,484 during the three month periods ended March 31, 2015 and March 31, 2014, respectively, for financial and reorganization services rendered to the Company by Greylock Partners LLC, a company founded and managed by a former member of the Company's Board of Directors. Of such related party expenses, $696 and $4,484 incurred during the three month periods ended March 31, 2015 and March 31, 2014, respectively, are included in professional fees in the table above.

          Cash paid for reorganization items was $6,096 and $16,636 for the three months ended March 31, 2015 and 2014, respectively.

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3 — Significant Accounting Policies:

          Cash and cash equivalents — Interest-bearing deposits that are highly liquid investments and have a maturity of three months or less when purchased are included in cash and cash equivalents. Management has designated cash reserves of $40,011 as of March 31, 2015, to be utilized for the settlement of certain unsecured claims, including disputed unsecured claims, and other bankruptcy related costs related to the Company's recent emergence from bankruptcy. Such cash reserves, which are considered restricted cash due to management's intent regarding these funds, are included in restricted cash in the current assets section of the condensed consolidated balance sheet based on management's estimate of when these funds are likely to be disbursed. Such restricted cash reserves will be subject to adjustment based upon the settlement of claims and other bankruptcy related costs and changes in estimates of future funding requirements. Additionally, restricted cash as of March 31, 2015 includes $77,999 of legally restricted cash relating to the OIN Term Loan (as defined in Note 5, "Debt,"). The OIN Term Loan stipulates that if annual aggregate cash proceeds of OIN asset sales exceed $5,000, cash proceeds from each such sale are required to be reinvested in vessels within twelve months of such sale or be used to prepay the principal balance outstanding of the OIN Term Loan. Activity relating to restricted cash is reflected in investing activities in the condensed consolidated statements of cash flow.

          Deferred finance charges — Finance charges incurred in the arrangement of debt are deferred and amortized to interest expense on either an effective interest method or straight-line basis over the life of the related debt.

          Unamortized deferred finance charges of $45,809 and $48,186 relating to the Exit Financing Facilities are included in other assets on the consolidated balance sheets as of March 31, 2015 and December 31, 2014, respectively. Interest expense relating to the amortization of deferred financing charges amounted to $2,377 for the three months ended March 31, 2015.

          For the three months ended March 31, 2014, there was no interest expense relating to the amortization of deferred financing charges for pre-petition debt of the Company as amortization had ceased upon the commencement of the Company's Chapter 11 cases.

          Concentration of Credit Risk — Financial instruments that potentially subject the Company to concentrations of credit risk are voyage receivables due from charterers and pools in which the Company participates. During the three month periods ended March 31, 2015 and 2014, the Company did not have any individual customers who accounted for 10% or more of its revenues apart from the pools in which it participates. The pools in which the Company participates accounted for 80% and 77% of consolidated voyage receivables at March 31, 2015 and December 31, 2014, respectively.

          Income Taxes — The Company's quarterly income tax (provision)/benefit and its corresponding annual effective tax rate are based on expected income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which the Company operates. For interim financial reporting, except in circumstances as described in the following paragraph, the Company estimates the annual effective tax rate based on projected taxable income for the full year and records a quarterly tax provision in accordance with the expected annual effective tax rate. As the year progresses, the Company refines the estimates of the year's taxable income as new information becomes available, including year-to-date financial results. This continual estimation process often results in a change to our expected annual effective tax rate for the year. When this

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3 — Significant Accounting Policies: (Continued)

occurs, the Company adjusts the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date income tax provision reflects the expected annual effective tax rate. Significant judgment is required in determining the Company's annual effective tax rate and in evaluating the Company's tax positions.

          When the result of the expected annual effective tax rate is not deemed reliable, as was the case for the first quarter of 2014, and distorts the income tax provision for an interim period, the Company calculates the income tax provision or benefit using the cut-off method which results in an income tax provision or benefit based solely on the year-to-date pretax income or loss as adjusted for permanent differences on a pro rata basis.

Recently Adopted Accounting Standards

          In April 2014, the FASB issued ASU No. 2014-08, Presentation of Financial Statements (ASC 205) and Property Plant and Equipment (ASC 360), which amends the criteria for reporting discontinued operations. The amendments require that only disposals that represent a strategic shift that has (or will have) a major effect on the entity's operations and financial results would qualify as discontinued operations. Therefore disposals of small groups of assets that are recurring in nature are less likely to qualify for discontinued operations presentation as a result of the amendments. In addition, the new guidance expands the disclosure requirements for disposals that meet the definition of a discontinued operation and requires entities to disclose information about disposals of individually significant components that do not meet the definition of discontinued operations. The amendments are effective for public companies for annual periods and interim periods within those annual periods beginning after December 15, 2014. The Company's adoption of this new accounting guidance on January 1, 2015 had no impact on its condensed consolidated financial statements.

Recently Issued Accounting Standards

          In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (ASC 606) to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that an entity will apply to determine the measurement and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. The revenue standard is effective for the first interim period within annual reporting periods beginning after December 15, 2016 for public companies and early adoption is not permitted. The requirements of this standard include a significant increase in required disclosures. Management is analyzing the impact of the adoption of this guidance on the Company's consolidated financial statements, including assessing changes that might be necessary to information technology systems, processes and internal controls to capture new data and address changes in financial reporting.

          In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern (ASC 205), which explicitly requires management to assess an entity's ability to continue as a going concern and disclose going concern uncertainties in connection with each annual and interim period. The new standard requires management to

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3 — Significant Accounting Policies: (Continued)

assess if there is substantial doubt about an entity's ability to continue to meet its obligations within one year after the reporting date based upon management's consideration of relevant conditions that are known (and reasonably knowable) at the issuance date. The new standard defines substantial doubt and provides example indicators. Disclosures will be required if conditions give rise to substantial doubt. However, management will need to assess if its plans will alleviate substantial doubt to determine the specific disclosures. The new standard will be effective for all entities in the first annual period ending after December 15, 2016. Earlier application is permitted. Management does not expect the adoption of this accounting standard to have any impact on the Company's consolidated financial statements.

          In April 2015, the FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs (ASC 835), which amends the requirement to recognize debt issuance costs as deferred charges. The amendment requires that debt issuance costs related to a recognized debt liability be presented on the balance sheet as a direct deduction from the carrying cost of that debt liability, consistent with debt discounts. The amendments are effective for public companies for annual periods and interim periods within those annual periods beginning after December 15, 2015. The Company expects to adopt this new accounting standard on January 1, 2016. Based on the Company's current unamortized debt issuance costs the impact of the retrospective adoption on its March 31, 2015 and December 31, 2014 balance sheets would be reductions of both other assets and long-term debt by $45,809 and $48,186, respectively.

Note 4 — Earnings per Common Share:

          All the shares of our common stock prior to the Effective Date were cancelled pursuant to the Equity Plan. Post-emergence, the Company presents earnings per common share information for the Class A and Class B securities.

          Basic earnings/(loss) per common share is computed by dividing earnings/(loss), after the deduction of dividends and undistributed earnings allocated to participating securities, by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the issuance of common stock for all potentially dilutive stock options and restricted stock units. Participating securities are defined by ASC 260, Earnings Per Share, as unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents and are included in the computation of earnings per share pursuant to the two-class method.

Class A

          There were 266,664 shares of unvested Class A restricted common stock shares considered to be participating securities as of March 31, 2015. Such participating securities were allocated a portion of income under the two class method for the three months ended March 31, 2015, Holders of the participating securities do not participate in losses.

          As management deemed the exercise price for the Class A Warrants of $0.01 per share to be nominal, warrant proceeds are ignored and the shares issuable upon Class A Warrant exercise are included in the calculation of Class A basic weighted average common shares outstanding for the period.

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4 — Earnings per Common Share: (Continued)

          The computation of diluted earnings/(losses) per share assumes the issuance of common stock for all potentially dilutive stock options and restricted stock units. As of March 31, 2015, there were 196,349 shares of Class A restricted stock units and 453,586 Class A stock options outstanding and considered to be potentially dilutive securities.

Class B

          There are no participating securities or potentially dilutive securities relating to the Class B Common Stock.

Pre-reorganized OSG common shares

          All shares of our common stock outstanding prior to the Effective Date were cancelled pursuant to the Equity Plan. Although earnings per share information for the three months ended March 31, 2014 is presented, it is not comparable to the information presented for the three months ended March 31, 2015 due to the changes in our capital structure.

          The components of the calculation of basic earnings/(loss) per share and diluted earnings/(loss) per share are as follows:

	For the three months ended March 31,
	2015	2014
Net income	$42,901	$12,550

Weighted average common shares outstanding:
Class A common stock — basic(1)	520,583,598

Class A common stock — diluted(1)	520,587,201

Class B common stock — basic and diluted(2)	7,924,944

Common stock — basic and diluted		30,516,394

(1)
The weighted average common shares outstanding for Class A Common Stock was calculated using the Class A Common Stock outstanding and the Class A Warrants outstanding for the period January 1, 2015 through March 31, 2015. As of March 31, 2015 there were 310,726,271 shares of Class A Common Stock outstanding and 210,145,872 Class A Warrants outstanding.

(2)
The weighted average common shares outstanding for Class B Common Stock basic and diluted was calculated using Class B Common Stock outstanding and Class B Warrants outstanding for the period January 1, 2015 through March 31, 2015. As of March 31, 2015 there were 5,711,847 shares of Class B Common Stock outstanding and 2,212,204 Class B Warrants outstanding.

          There were 3,603 dilutive equity awards outstanding as of March 31, 2015. Awards of options for 453,586 shares of Class A Common Stock and 854,644 shares of pre-reorganized common stock for the three months ended March 31, 2015 and 2014, respectively, were not included in the computation of diluted earnings per share because inclusion of these awards would be anti-dilutive.

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5 — Debt:

          Debt consists of the following:

	As of
	March 31, 2015	December 31, 2014
8.125% notes due 2018	$300,000	$300,000
OBS term loan due 2019, net of unamortized discount of $1,408 and $1,480	597,070	598,505
OIN term loan due 2019, net of unamortized discount of $1,020 and $1,071	622,642	624,162
7.50% Election 1 notes due 2021	6,508	6,508
7.50% Election 2 notes due 2021	138,708	138,708
7.50% notes due 2024	684	784

Total debt	1,665,612	1,668,667
Less current portion	72,314	12,314

Long-term debt	$1,593,298	$1,656,353

          The weighted average effective interest rate for debt outstanding as of March 31, 2015 and December 31, 2014 was 6.21%.

Exit Financing Facilities

          Capitalized terms used hereafter have the meanings given in this prospectus or in the respective transaction documents referred to below. On the Effective Date, to support the Equity Plan, OSG and certain of its subsidiaries entered into secured debt facilities consisting of: (i) a secured asset-based revolving loan facility of $75,000, among the Parent Company, OBS, certain OBS subsidiaries, Wells Fargo Bank, National Association, as Administrative Agent, and the other lenders party thereto, (the "OBS ABL Facility") secured by a first lien on substantially all of the U.S. Flag assets of OBS and its subsidiaries and a second lien on certain other specified U.S. Flag assets; (ii) a secured term loan of $603,000, among the Parent Company, OBS, certain OBS subsidiaries, Jefferies Finance LLC ("Jefferies"), as Administrative Agent, and other lenders party thereto (the "OBS Term Loan"), secured by a first lien on certain specified U.S. Flag assets of OBS and its subsidiaries and a second lien on substantially all of the other U.S. Flag assets of OBS and its subsidiaries; and (iii) a secured term loan facility of $628,375 (the "OIN Term Loan") and a revolving loan facility of $50,000 (the "OIN Revolver Facility" and, together with the OIN Term Loan, the "OIN Facilities" and collectively with the OBS ABL Facility and the OBS Term Loan, the "Exit Financing Facilities"), among OSG, OIN, OIN Delaware LLC, the sole member of which is OIN, certain OIN subsidiaries, Jefferies, as Administrative Agent, and other lenders party thereto, both secured by a first lien on substantially all of the International Flag assets of OIN and its subsidiaries. On August 5, 2014, the available amounts under each of the OBS Term Loan and OIN Term Loan were drawn in full. As of March 31, 2015, no amounts had been drawn under the OBS ABL Facility or the OIN Revolver Facility.

          The OBS Term Loan and the OIN Term Loan amortize in equal quarterly installments in aggregate annual amounts equal to 1% of the original principal amount of the loans. Each of the OBS Term Loan and the OIN Facilities stipulates if annual aggregate net cash proceeds of asset

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5 — Debt: (Continued)

sales exceed $5,000, net cash proceeds from each such sale are required to be reinvested in fixed or capital assets within twelve months of such sale or be used to prepay the principal balance outstanding of the respective facility. See Note 3, "Significant Accounting Policies," for additional information relating to restricted cash as of March 31, 2015. Beginning with the annual period commencing January 1, 2015, the OBS Term Loan and the OIN Term Loan are subject to additional mandatory annual prepayments in an aggregate principal amount of up to 50% of Excess Cash Flow. Management has determined that it has Excess Cash Flows for the three months ended March 31, 2015 and has projected the amounts of Excess Cash Flows for the year ended December 31, 2015 based on the facts at March 31, 2015. The first mandatory prepayments, which are estimated to aggregate approximately $60,000 for the OBS Term Loan and the OIN Term Loan, will be due during the first quarter of 2016, and are therefore included in current installments of long-term debt on the consolidated balance sheet as of March 31, 2015.

          Drawdowns under the OBS ABL Facility are subject to certain limitations based upon the available Borrowing Base, as described therein. Furthermore, each Exit Financing Facility contains certain restrictions relating to new borrowings, and the movement of funds between the borrowers and OSG (as Parent Company), who is not a borrower under the Exit Financing Facilities, as set forth in the respective loan agreements. The Parent Company's ability to receive cash dividends, loans or advances from OBS and OIN is restricted under their respective facilities. As of December 31, 2014, these restrictions permit the payment of an amount equal to $25,000 in respect to each of the OBS and OIN Term Loan. As a result, all but approximately $50,000 of the $1,851,617 reflected as investments in affiliates and subsidiaries on the Parent Company's (separate company) balance sheet as of December 31, 2014 is deemed to be restricted net assets.

          The OIN Revolver Facility has a covenant to maintain the aggregate Fair Market Value of the Collateral Vessels at greater than or equal to $500,000 at the end of each fiscal quarter. The Company had substantial headroom under this covenant at both March 31, 2015 and December 31, 2014. None of the other Exit Financing Facilities have financial covenants.

          Interest expense, including amortization of issuance and deferred financing costs (for additional information related to deferred financing costs see Note 3, "Significant Accounting Policies"), commitment, administrative and other fees for the three months ended March 31, 2015 was $19,703 for the Exit Financing Facilities, comprised of $9,313 relating to the OBS Term Loan and OBS ABL Facility and $10,390 relating to the OIN Term Loan and OIN Revolver Facility. Interest paid for the three months ended March 31, 2015 was $8,062 and $9,201 for the OBS Term Loan and the OIN Term Loan, respectively.

Unsecured Senior Notes

          The Company has the following separate series of unsecured notes issued and outstanding as of both March 31, 2015 and December 31, 2014.

          8.125% Notes (the "8.125% Notes") — These notes were issued on March 29, 2010 and consist of $300,000 in face value, which are due on March 30, 2018.

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5 — Debt: (Continued)

          7.5% Notes (the "7.5% Notes") — These notes were issued on March 7, 2003 and consisted of $146,000 in face value, which were due on February 15, 2024. Pursuant to the Equity Plan, on the Effective Date, the Company issued two series of 7.50% Notes due February 15, 2021, one series in an aggregate principal amount of $6,508 (the "Election 1 Notes") and the other series in an aggregate principal amount of $138,708 (the "Election 2 Notes" and, together with the Election 1 Notes, the "Election Notes") to holders of the 7.50% Notes due 2024 (the "2024 Notes") that elected to receive Election 1 Notes or Election 2 Notes, as the case may be.

          During the three months ended March 31, 2015, the Company repurchased 2024 Notes in an aggregate principal amount of $100. A gain of $12 was recognized on this transaction and is included in other income in the accompanying condensed consolidated statement of operations.

          For the three months ended March 31, 2015 interest expense of $8,830 was recorded relating to the Unsecured Senior Notes and $17,965 of interest was paid. Since the Unsecured Senior Notes were not expected to be allowed claims, no interest expense was recorded or paid for the Unsecured Senior Notes for the three months ended March 31, 2014.

Note 6 — Business and Segment Reporting:

          The Company has three reportable segments: International Crude Tankers, International Product Carriers and U.S. Flag vessels. Income/(loss) from vessel operations for segment purposes is defined as income/(loss) from vessel operations before general and administrative expenses, technical management transition costs, severance and relocation costs and gain/(loss) on disposal of vessels. The accounting policies followed by the reportable segments are the same as those followed in the preparation of the Company's consolidated financial statements.

          The U.S. Flag segment included an International Flag Product Carrier that exited the U.S. Maritime Security Program in the fourth quarter of 2012 but was still owned by a U.S. domiciled corporation through June 30, 2014. As a result of the June 30, 2014 intercompany sale of the vessel to a Marshall Islands domiciled subsidiary of the Company, effective July 1, 2014, the results of this vessel, subsequent to its reflagging to the Marshall Islands in November 2012, were removed from the U.S. Flag segment and presented in the International Product Carriers segment for all periods presented. The joint venture with four LNG Carriers is included in Other. The joint venture with two floating storage and offloading service vessels is included in the International Crude Tankers Segment.

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6 — Business and Segment Reporting: (Continued)

          Information about the Company's reportable segments as of and for the three months ended March 31, 2015 and 2014 follows:

	International
Three months ended	Crude Tankers	Product Carriers	Other	U.S.	Totals
March 31, 2015:
Shipping revenues	$73,417	$43,941	$92	$116,092	$233,542
Time charter equivalent revenues	66,821	43,517	92	111,212	221,642
Depreciation and amortization	12,445	6,977	471	17,226	37,119
Gain/(loss) on disposal of vessels	7	(5)	1,133	(62)	1,073
Income/(loss) from vessel operations	31,991	14,276	(408)	37,527	83,386
Equity in income of affiliated companies	8,457	—	3,961	(6)	12,412
Investments in and advances to affiliated companies at March 31, 2015	274,042	14,027	43,304	38	331,411
Total assets at March 31, 2015	1,174,155	536,369	43,304	1,035,102	2,788,930
Payments for drydockings	1,814	23	—	6,039	7,876
March 31, 2014:
Shipping revenues	137,769	47,502	(39)	107,214	292,446
Time charter equivalent revenues	82,921	31,239	(39)	100,432	214,553
Depreciation and amortization	14,260	6,411	495	16,779	37,945
Gain/(loss) on disposal of vessels	1,514	—	—	(37)	1,477
Income/(loss) from vessel operations	33,071	2,990	(513)	28,907	64,455
Equity in income of affiliated companies	7,843	—	273	378	8,494
Investments in and advances to affiliated companies at March 31, 2014	279,256	3,904	42,202	415	325,777
Total assets at March 31, 2014	1,357,607	564,167	42,237	1,025,056	2,989,067
Expenditures for vessels	7,748	22	—	1,740	9,510
Payments for drydockings	535	1,753	—	3,450	5,738

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6 — Business and Segment Reporting: (Continued)

          Reconciliations of time charter equivalent revenues of the segments to shipping revenues as reported in the consolidated statements of operations follow:

	For the three months ended March 31,
	2015	2014
Time charter equivalent revenues	$221,642	$214,553
Add: Voyage expenses	11,900	77,893

Shipping revenues	$233,542	$292,446

          Consistent with general practice in the shipping industry, the Company uses time charter equivalent revenues, which represents shipping revenues less voyage expenses, as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. Time charter equivalent revenues, a non-GAAP measure, provides additional meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it assists Company management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance.

          Reconciliations of income/(loss) from vessel operations of the segments to income before reorganization items and income taxes, as reported in the consolidated statements of operations follow:

	For the three months ended March 31,
	2015	2014
Total income from vessel operations of all segments	$83,386	$64,455
General and administrative expenses	(19,282)	(24,425)
Technical management transition costs	(40)	(194)
Severance and relocation costs	(5)	(6,683)
Gain on disposal of vessels	1,073	1,477

Consolidated income from vessel operations	65,132	34,630
Equity in income of affiliated companies	12,412	8,494
Other income	73	134
Interest expense	(28,569)	(123)

Income before reorganization items and income taxes	$49,048	$43,135

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6 — Business and Segment Reporting: (Continued)

          Reconciliations of total assets of the segments to amounts included in the consolidated balance sheets follow:

	As of March 31,
	2015	2014
Total assets of all segments	$2,788,930	$2,989,067
Corporate cash and cash equivalents	477,321	638,677
Restricted cash	118,010	—
Other unallocated amounts	73,056	32,728

Consolidated total assets	$3,457,317	$3,660,472

Note 7 — Vessels:

  Vessel Impairments

          The Company gave consideration as to whether events or changes in circumstances had occurred since December 2014 that could indicate that the carrying amounts of the vessels in the Company's fleet may not be recoverable as of March 31, 2015. The Company concluded that no such events had occurred to warrant a change in the assumptions from those utilized in the December 2014 impairment tests.

  Vessel Sales

          There were no vessels sold during the quarter ended March 31, 2015. During March 2014, the Company sold an International Flag Aframax, which had been employed in Lightering operations, and recognized a gain on sale of approximately $1,510.

Note 8 — Equity Method Investments:

          Investments in affiliated companies include joint ventures accounted for using the equity method. As of March 31, 2015, the Company had an approximate 50% interest in two joint ventures. One joint venture operates four LNG Carriers. The other joint venture converted two ULCCs to Floating Storage and Offloading Service vessels. In addition, the Company has a 37.5% interest in Alaska Tanker Company, LLC, which manages vessels carrying Alaskan crude for BP.

Floating Storage and Offloading Service ("FSO") Vessels Joint Venture

          Maersk Oil Qatar AS awarded two service contracts to a joint venture between OSG and Euronav NV to provide two vessels, the FSO Asia and the FSO Africa, to perform FSO services in the Al Shaheen Field off the shore of Qatar. The Company has a 50% interest in this joint venture, held indirectly by OIN. The joint venture financed the purchase of the vessels from each of Euronav NV and OSG and their conversion costs through partner loans and a long-term bank financing, which is secured by, among other things, the service contracts and the FSOs themselves. Approximately $125,596 and $145,396 was outstanding under this facility as of March 31, 2015 and December 31, 2014, respectively, with the outstanding amount of this facility being subject to

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8 — Equity Method Investments: (Continued)

acceleration, in whole or in part, on termination of one or both of such service contracts. In connection with the secured bank financing, the partners severally issued 50% guarantees. As of March 31, 2015 and December 31, 2014, the carrying value of the Company's guaranty in the accompanying condensed consolidated balance sheet was $0. The joint venture expects to be able to pay off the FSO Africa loan at its maturity in August 2015, using cash on hand.

          The joint venture entered into floating-to-fixed interest rate swaps with major financial institutions. These agreements have maturity dates ranging from July to September 2017. The interest rate swaps, covering notional amounts aggregating $228,186 and $254,308 as of March 31, 2015 and December 31, 2014, respectively, pay fixed rates of approximately 3.9% and receive floating rates based on LIBOR. All of the interest rate swaps were being accounted for as cash flow hedges through December 31, 2009. As a result of the delays in the completion of conversion and commencement of the service contract for the FSO Africa, in the first quarter of 2010 the joint venture concluded that it was no longer probable that the forecasted transaction applicable to the FSO Africa swaps would occur. Accordingly, as a result of the de-designation of the FSO Africa swaps, all changes in the market value of the swaps have been recognized in the joint venture's statement of operations since the first quarter of 2010. The Company's share of amounts recognized in equity in income from affiliated companies were losses of $301 and $106 for the three months ended March 31, 2015 and 2014, respectively. As of March 31, 2015 and December 31, 2014, the joint venture had a liability of $12,654 and $13,665, respectively, for the fair value of the swaps associated with the FSO Africa and FSO Asia. The Company's share of the effective portion of such amounts, aggregating $2,706 and $2,944 at March 31, 2015 and December 31, 2014, respectively, is included in accumulated other comprehensive loss in the accompanying balance sheet and is associated with the FSO Asia swaps only since the swaps associated with the FSO Africa have been de-designated and deemed to be ineffective.

LNG Joint Venture

          In November 2004, the Company formed a joint venture with Qatar Gas Transport Company Limited (Nakilat) ("QGTC") whereby companies in which OSG holds a 49.9% interest ordered four 216,200 cbm LNG Carriers. Upon delivery in late 2007 and early 2008, these vessels commenced 25-year time charters to Qatar Liquefied Gas Company Limited (2). QGTC subsequently contributed its ownership interests in the joint venture to its wholly owned subsidiary, Nakilat Marine Services Ltd. The aggregate construction cost for such newbuildings was financed by the joint venture through long-term bank financing that is nonrecourse to the partners and partner contributions. Approximately $706,348 and $715,378 was outstanding under this secured facility as of March 31, 2015 and December 31, 2014, respectively.

          The joint venture has entered into floating-to-fixed interest rate swaps with a group of major financial institutions pursuant to which it pays fixed rates of approximately 4.9% and receives a floating rate based on LIBOR. The interest rate swap agreements have maturity dates ranging from July to November 2022 and cover notional amounts aggregating $683,870 and $693,072 at March 31, 2015 and December 31, 2014, respectively. These swaps are being accounted for as cash flow hedges. As of March 31, 2015 and December 31, 2014, the joint venture recorded a liability of $122,713 and $116,819, respectively, for the fair value of these swaps. The Company's share of the effective portion of the fair value of these swaps, $61,183 and $58,240 at March 31,

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8 — Equity Method Investments: (Continued)

2015 and December 31, 2014, respectively, is included in accumulated other comprehensive loss in the accompanying condensed consolidated balance sheet.

          See Note 13, "Accumulated Other Comprehensive Loss," for additional disclosures relating to the FSO and LNG joint venture interest rate swap agreements.

          A condensed summary of the results of operations of the equity method investments follows:

	For the three months ended March 31,
	2015	2014
Shipping revenues	$89,115	$91,257
Ship operating expenses	(54,626)	(61,992)

Income from vessel operations	34,489	29,265
Other income/(expense)	1,652	(505)
Interest expense	(12,291)	(13,042)

Net income	$23,850	$15,718

Note 9 — Variable Interest Entities ("VIEs"):

          As of March 31, 2015, the Company participates in five commercial pools and three joint ventures. One of the pools and the FSO joint venture, described in Note 8, "Equity Method Investments," above, were determined to be VIEs. The Company is not considered a primary beneficiary of either the pool or the joint venture.

          The following table presents the carrying amount of assets in the balance sheet related to the VIEs as of March 31, 2015:

Consolidated Balance Sheet
Investments in Affiliated Companies	$270,396

          In accordance with accounting guidance, the Company evaluated its maximum exposure to loss related to these VIEs by assuming a complete loss of the Company's investment in these VIEs and that it would incur an obligation to repay the full amount of the VIE's outstanding secured debt. The table below compares the Company's liability in the condensed consolidated balance sheet to the maximum exposure to loss at March 31, 2015:

	Consolidated Balance Sheet	Maximum Exposure to Loss
Other liabilities	$—	$339,500

          In addition, as of March 31, 2015, the Company had approximately $15,527 of trade receivables from pools that were determined to be VIEs. These trade receivables, which are included in voyage receivables in the accompanying condensed consolidated balance sheet, have been excluded from the above tables and the calculation of OSG's maximum exposure to loss. The Company does not record the maximum exposure to loss as a liability because it does not believe that such a loss is probable of occurring as of March 31, 2015. Further, the joint venture debt is

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 9 — Variable Interest Entities ("VIEs"): (Continued)

secured by the joint venture's FSOs. Therefore, the Company's exposure to loss under its several guarantee would first be reduced by the fair value of such FSOs.

Note 10 — Fair Value of Financial Instruments, Derivatives and Fair Value Disclosures:

          The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

          Cash and cash equivalents and restricted cash — The carrying amounts reported in the condensed consolidated balance sheet for interest-bearing deposits approximate their fair value.

          Debt — The fair values of the Company's publicly traded and non-publicly traded debt at March 31, 2015 are estimated based on quoted market prices.

          Interest rate swaps and caps — The fair values of interest rate swaps and caps are the estimated amounts that the Company would receive or pay to terminate the swaps or caps at the reporting date, which include adjustments for the counterparty or the Company's credit risk, as appropriate, after taking into consideration any underlying collateral securing the swap or cap agreements.

          ASC 820, Fair Value Measurements and Disclosures, relating to fair value measurements defines fair value and established a framework for measuring fair value. The ASC 820 fair value hierarchy distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, essentially an exit price. In addition, the fair value of assets and liabilities should include consideration of non-performance risk, which for the liabilities described below includes the Company's own credit risk.

          The levels of the fair value hierarchy established by ASC 820 are as follows:

          Level 1 — Quoted prices in active markets for identical assets or liabilities

          Level 2 — Quoted prices for similar assets and liabilities in active markets or inputs that are observable

          Level 3 — Inputs that are unobservable (for example cash flow modeling inputs based on assumptions)

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10 — Fair Value of Financial Instruments, Derivatives and Fair Value Disclosures: (Continued)

          The estimated fair values of the Company's financial instruments, other than derivatives, that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

	March 31, 2015
	Fair Value	Level 1	Level 2
Cash(1)	$595,331	$595,331	$—
8.125% notes due 2018	(300,270)	—	(300,270)
OBS Term Loan due 2019	(604,462)	—	(604,462)
OIN Term Loan due 2019	(632,238)	—	(632,238)
7.5% Election 1 notes due 2021	(5,747)	—	(5,747)
7.5% Election 2 notes due 2021	(131,426)	—	(131,426)
7.5% notes due 2024	(604)	—	(604)

	December 31, 2014
Cash(1)	$512,404	$512,404	$—
8.125% notes due 2018	(294,300)	—	(294,300)
OBS Term Loan due 2019	(589,863)	—	(589,863)
OIN Term Loan due 2019	(618,981)	—	(618,981)
7.5% Election 1 notes due 2021	(5,511)	—	(5,511)
7.5% Election 2 notes due 2021	(131,773)	—	(131,773)
7.5% notes due 2024	(626)	—	(626)

(1)
Includes restricted cash of $118,010 and $123,178 at March 31, 2015 and December 31, 2014, respectively.

Derivatives

Interest Rate Risk

          The Company uses interest rate caps and swaps for the management of interest rate risk exposure. The interest rate caps effectively convert a portion of the Company's debt from a floating to a fixed rate and were designated and qualified as cash flow hedges. At March 31, 2015, OBS and OIN were party to two separate interest rate cap agreements ("Interest Rate Cap") each with a start date of February 5, 2015 with major financial institutions covering notional amounts of $375,000 and $400,000, respectively, to limit the floating interest rate exposure associated with their respective term loans. The Interest Rate Cap agreements contain no leverage features. The OBS Interest Rate Cap has a cap rate of 2.5% through February 5, 2017, at which time the cap rate increases to 3.0% through the termination date of February 5, 2018. The OIN Interest Rate Cap has a cap rate of 2.5% through the termination date of February 5, 2017.

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10 — Fair Value of Financial Instruments, Derivatives and Fair Value Disclosures: (Continued)

Tabular disclosure of derivatives location

          Derivatives are recorded in the March 31, 2015 balance sheet on a net basis by counterparty when a legal right of offset exists. The following table presents information with respect to the fair values of derivatives reflected in the March 31, 2015 balance sheet on a gross basis by transaction.

	March 31, 2015
	Asset Derivatives		Liability Derivatives
	Balance Sheet Location	Amount	Balance Sheet Location	Amount
Derivatives designated as hedging instruments:
Interest rate caps:
Long-term portion	Other assets	$927	Other liabilities	$—

Total derivatives designated as hedging instruments		$927		$—

	December 31, 2014
	Asset Derivatives		Liability Derivatives
	Balance Sheet Location	Amount	Balance Sheet Location	Amount
Derivatives designated as hedging instruments:
Interest rate caps:
Long-term portion	Other assets	$2,115	Other liabilities	$—

Total derivatives designated as hedging instruments		$2,115		$—

          The Interest Rate Cap agreements had no effect on the consolidated statement of operations for the three month period ended March 31, 2015.

          The effect of cash flow hedging relationships recognized in other comprehensive income/(loss) excluding amounts reclassified from accumulated other comprehensive income (effective portion), including hedges of equity method investees, for the three months period ended March 31, 2015 and March 31, 2014 follows:

	For the three months ended March 31,
	2015	2014
Interest rate swaps	$(7,431)	$(6,843)
Interest rate caps	(1,187)	—

Total	$(8,618)	$(6,843)

          See Note 8, "Equity Method Investments," for additional information relating to derivatives held by the Company's equity method investees and Note 13, "Accumulated Other Comprehensive

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10 — Fair Value of Financial Instruments, Derivatives and Fair Value Disclosures: (Continued)

Loss," for disclosures relating to the impact of derivative instruments on accumulated other comprehensive loss.

Fair Value Hierarchy

          The following table presents the fair values, which are pre-tax, for assets and liabilities measured on a recurring basis (excluding investments in affiliated companies):

	Fair Value	Level 1	Level 2
Assets at March 31, 2015:
Derivative Assets (interest rate caps)	$927	$—	$927	(1)
Assets at December 31, 2014:
Derivative Assets (interest rate caps)	$2,115	$—	$2,115	(1)

(1)
For interest rate caps, fair values are derived using valuation models that utilize the income valuation approach. These valuation models take into account contract terms such as maturity, as well as other inputs such as interest rate yield curves and creditworthiness of the counterparty and the Company.

Note 11 — Taxes:

          For the three months ended March 31, 2015 and 2014, the Company recorded an income tax provision of $ 2,660 and $ 1,329, respectively, which represents an effective tax rate of 6% and 10%, respectively.

          As of March 31, 2015 and December 31, 2014, the Company had a reserve for uncertain tax positions of $42,635 and $34,520, respectively, after taking into consideration tax attributes, such as net operating loss carryforwards, and interest of $672 and $534, respectively. Taxes otherwise payable on current year taxable income earned by the Company's domestic subsidiaries are recorded as an unrecognized tax benefit based on the anticipated use of net operating loss carryforwards (recorded as a deferred tax asset) previously offset in full by unrecognized tax benefits. Such increase in unrecognized tax benefits is offset by a reduction in deferred tax liabilities.

          The Company's application for a Pre-Filing Agreement with the IRS with respect to OSG's payments as guarantor made during 2014 has been accepted by the IRS and the examination of the Company's position by the IRS has commenced. As a result, the Company believes that it is reasonably possible that a decrease of up to $179,151 in unrecognized tax benefits may occur within the next twelve months. Such decrease could result in an increase in the Company's deferred tax assets for net operating loss carryforwards or an increase in its tax basis in foreign subsidiaries.

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 12 — Capital Stock and Stock Compensation:

Warrant Conversions

          During the three months ended March 31, 2015, the Company issued 694,517 shares of Class B Common Stock as a result of the exercise of 695,945 Class B Warrants.

Stock Compensation

          The Company accounts for stock compensation expense in accordance with the fair value based method required by ASC 718, Compensation — Stock Compensation. Such fair value based method requires share based payment transactions to be measured based on the fair value of the equity instruments issued.

Director Compensation — Restricted Common Stock

          On March 3, 2015, Mr. John J. Ray, III resigned from the Board of Directors of Overseas Shipholding Group, Inc. Pursuant to a waiver letter agreement entered into by the Company and Mr. Ray in connection with his resignation, 32,282 shares of the 58,333 shares originally granted to Mr. Ray, relating to his period of service as a director, vested on March 3, 2015. The balance of his restricted stock awards (26,051 shares) was forfeited and cancelled. The incremental compensation expense recognized as a result of the difference between the grant date fair value of the vested shares and estimated fair value of the Company's Class A common stock on March 3, 2015 was approximately $8.

Management Compensation — Restricted Stock Units and Stock Options

          During the three months ended March 31, 2015, the Company entered into employment agreements with certain executive officers which provide for stock compensation grants comprised of a $1,500 grant of time — based restricted stock units which vest over a three year period; and two grants aggregating $4,000, one-third as stock options, one-third as time based restricted stock units and one-third as performance based restricted stock units, each subject to three year vesting. Also, during the three months ended March 31, 2015, the Company granted restricted stock units awards totaling $2,040 to certain employees, each award subject to three years vesting. All of the aforementioned awards were made pursuant to Form of Grant Agreements which are conditioned upon shareholder approval of the Management Plan within 12 months of the grant date. Therefore, for book purposes, stock compensation will not be recorded, until the specified grant condition is satisfied.

          There were no stock options, restricted common stock, restricted stock units or performance related grants under the 2004 Plan during the three months ended March 31, 2014.

          Stock compensation expense related to awards of stock option grants, restricted stock units and restricted stock of $357 and $542 was recorded for the three months ended March 31, 2015 and 2014, respectively.

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13 — Accumulated Other Comprehensive Loss:

          The components of accumulated other comprehensive loss, net of related taxes, in the consolidated balance sheets follow:

	As of
	March 31, 2015	December 31, 2014
Unrealized losses on derivative instruments, substantially entered into by the Company's equity method joint venture investees	$(65,123)	$(61,547)
Items not yet recognized as a component of net periodic benefit cost (pension and other postretirement plans)	(21,337)	(21,833)

	$(86,460)	$(83,380)

          The changes in the balances of each component of accumulated other comprehensive loss, net of related taxes, during the three months ended March 31, 2015 and 2014 follow:

	Unrealized losses on cash flow hedges	Items not yet recognized as a component of net periodic benefit cost (pension and other postretirement plans)	Total
Balance as of December 31, 2014	$(61,547)	$(21,833)	$(83,380)

Current period change excluding amounts reclassified from other comprehensive income	(8,302)	496	(7,806)
Amounts reclassified from accumulated other comprehensive income	4,726	—	4,726

Total change in accumulated other comprehensive income	(3,576)	496	(3,080)

Balance as of March 31, 2015	$(65,123)	$(21,337)	$(86,460)

Balance as of December 31, 2013	$(59,263)	$(10,081)	$(69,344)

Current period change excluding amounts reclassified from other comprehensive income	(6,843)	(104)	(6,947)
Amounts reclassified from accumulated other comprehensive income	5,065	—	5,065

Total change in accumulated other comprehensive income	(1,778)	(104)	(1,882)

Balance as of March 31, 2014	$(61,041)	$(10,185)	$(71,226)

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13 — Accumulated Other Comprehensive Loss: (Continued)

          Amounts reclassified out of each component of accumulated other comprehensive loss follow:

	For the three months ended March 31,
Accumulated Other Comprehensive Loss Component			Statement of Operations Line Item
	2015	2014
Unrealized losses on cash flow hedges:
Interest rate swaps entered into by the Company's equity method joint venture investees	$(4,726)	$(5,065)	Equity in income of affiliated companies

	$(4,726)	$(5,065)	Total before and net of tax

          See Note 8, "Equity Method Investments," for additional information relating to derivatives held by the Company's equity method investees and Note 10, "Fair Value of Financial Instruments, Derivatives and Fair Value," for additional disclosures relating to derivative instruments.

          The income tax expense/(benefit) allocated to each component of other comprehensive loss follows:

	For the three months ended March 31, 2015
	Unrealized gains/(losses) on cash flow hedges	Items not yet recognized as a component of net periodic benefit cost	Totals
Current period change excluding amounts reclassified from accumulated other comprehensive loss	$316	$—	$316
Amounts reclassified from accumulated other comprehensive loss	—	—	—

Total change in accumulated other comprehensive loss	$316	$—	$316

          For the three months ended March 31, 2014 the income tax expense/(benefit) allocated to each component of other comprehensive loss was de minimus.

Note 14 — Leases:

1. Charters-in:

          As of March 31, 2015, the Company had commitments to charter-in 17 vessels. All of these charters-in are accounted for as operating leases, of which 13 are bareboat charters and four are time charters. Lease expense relating to charters-in is included in "charter hire expenses" on the

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 14 — Leases: (Continued)

condensed consolidated statements of operations. The future minimum commitments and related number of operating days under these operating leases are as follows:

Bareboat Charters-in:

	At March 31, 2015
	Amount	Operating Days
2015	$74,145	3,575
2016	99,038	4,758
2017	98,219	4,713
2018	93,200	3,929
2019	111,819	3,470
Thereafter	50,300	2,008

Net minimum lease payments	$526,721	22,453

Time Charters-in:

	At March 31, 2015
	Amount	Operating Days
2015	$17,584	1,596
2016	1,004	73

Net minimum lease payments	$18,588	1,669

          The future minimum commitments for time charters-in excludes amounts with respect to vessels chartered-in where the duration of the charter was one year or less at the inception but includes amounts with respect to workboats employed in the International Crude Tankers Lightering business. Time charter-in commitments have been reduced to reflect estimated days that the vessels will not be available for employment due to drydock because the Company does not pay time charter hire when time chartered-in vessels are not available for its use. Certain of the bareboat charters-in provide for the payment of profit share to the owners of the vessels calculated in accordance with the respective charter agreements. Because such amounts and the periods impacted are not reasonably estimable they are not currently reflected in the table above. Certain of the charters in the above tables also provide the Company with renewal and purchase options.

2. Charters-out:

          The future minimum revenues, before reduction for brokerage commissions, expected to be received on noncancelable time charters and certain contracts of affreightment ("COAs") for which minimum annual revenues can be reasonably estimated and the related revenue days (revenue

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 14 — Leases: (Continued)

days represent calendar days, less days that vessels are not available for employment due to repairs, drydock or lay-up) are as follows:

	At March 31, 2015
	Amount	Revenue Days
2015	$324,838	7,132
2016	283,393	5,194
2017	178,914	2,808
2018	123,156	1,699
2019	78,067	933
Thereafter	176,082	2,078

Future minimum revenues	$1,164,450	19,844

          Future minimum revenues do not include (1) the Company's share of time charters entered into by the pools in which it participates, (2) the Company's share of time charters entered into by the joint ventures, which the Company accounts for under the equity method and (3) COAs for which minimum annual revenues cannot be reasonably estimated. Revenues from those COAs that are included in the table above of $19,373 (2015), $22,023 (2016), $22,347 (2017), $22,698 (2018), $23,031 (2019) and $6,356 (2020) are based on minimum annual volumes of cargo to be loaded during the contract periods at a fixed price and do not contemplate early termination of the COAs as provided in the agreements. Amounts that would be due to the Company in the event of the cancellation of the COA contracts have not been reflected in the table above. Revenues from a time charter are not generally received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the minimum future charter revenues, an estimated time off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

Note 15 — Pension and Other Postretirement Benefit Plans:

          The net periodic benefit cost for the Company's domestic defined benefit pension (for which the benefits have been frozen) and postretirement health care and life insurance plans was not material during the three months ended March 31, 2015 and 2014.

          The Company does not expect to make contributions to its domestic defined benefit pension plan in 2015 because any minimum contributions required for 2015 will be met from excess contributions made during 2014 as a result of the provisions of the Highway and Transportation Funding Act of 2014 enacted in August 2014.

          Certain of the Company's foreign subsidiaries have or had pension plans that, in the aggregate, are not significant to the Company's consolidated financial position. The liabilities for such pension plans are included in other liabilities in the condensed consolidated balance sheets as of March 31, 2015 and December 31, 2014. In August 2014, OSG provided a guarantee to the Trustees of the OSG Ship Management (UK) Ltd. Retirement Benefits Plan (the "Scheme"), which superseded entirely a guarantee previously entered into in November 2010, in respect to the

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 15 — Pension and Other Postretirement Benefit Plans: (Continued)

obligations of OSG Ship Management (UK) Ltd., the principal employer of the Scheme, in the amount not to exceed GBP 4,896 ($7,235 and $7,601 at March 31, 2015 and December 31, 2014, respectively).

Note 16 — Severance Costs:

          Severance related costs are recognized over the period commencing on the date on which the affected employees are notified and ending on the date when required services are completed.

Costs Associated with Exit or Disposal Activities

          On January 13, 2014, the Company announced that certain subsidiaries of OSG that own or charter-in 33 International Flag vessels (which was subsequently increased to 46 vessels) intended to outsource certain management services, including, but not limited to, the technical management, certain aspects of commercial management and crew management to V. Ships UK Limited ("V.Ships"). Charges relating to employee transition and termination benefits and similar transition and termination costs ("Outsourcing RIF") and set-up, wind down and transition costs ("Transition Costs") are included separately in the condensed consolidated statement of operations. Management does not to expect to incur any significant additional Outsourcing RIF costs in the remainder of 2015. Outsourcing RIF severance costs of $17,020 were incurred for the year ended 2014, of which $6,683 was incurred for the three months ended March 31, 2014 comprised of $1,427 and $2,716 relating to the International Crude Tankers and International Product Carriers business segments, respectively, with the balance relating to corporate offices. Transition Costs of $194 incurred for the three months ended March 31, 2014 included $90 and $60 relating to the International Crude Tankers and International Product Carriers business segments, respectively, with the balance relating to corporate offices. Management does not expect to incur significant additional costs relating to the winding down of activities of its foreign office locations in 2015.

          Activity relating to the reserves for the Outsourcing RIF for the three months ended March 31, 2015 and March 31, 2014 is summarized as follow:

	2015	2014
Activity for the three months ended March 31,
Balance as of January 1,	$1,159	$—
Original estimate	—	6,334
Utilized	(693)	(289)

Balance at March 31,	$466	$6,045

          The above table excludes related professional fees, which are expensed as incurred.

Note 17 — Contingencies:

          The Company's policy for recording legal costs related to contingencies is to expense such legal costs as incurred.

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 17 — Contingencies: (Continued)

Class Action Lawsuits and Derivative Actions

          The Company has fully and finally resolved all potential direct claims by members of the putative class of securities claimants through a settlement effectuated through the Equity Plan, which became effective on August 5, 2014. Under the terms of that settlement, the Equity Plan provides for full satisfaction of the claims of the putative class through (i) $7,000 in cash, which was paid on August 5, 2014, (ii) 15% of the net litigation recovery in the action against Proskauer, described below, (iii) $5,000 in cash, payable following the entry of a final order resolving the Proskauer action, (iv) $3,000 in cash, payable by the reorganized Company on August 5, 2015, (v) proceeds of any residual interest the Company has in certain director and officer insurance policies, and (vi) any remaining cash in the class E1 disputed claims reserve established by the Equity Plan following resolution of all other class E1 claims. The settlement proceeds will be held in escrow pending allocations and distributions to members of the putative class to be determined by the district court overseeing the Exchange Act claims.

          The settled claims stem from the Company's filing of a Form 8-K on October 22, 2012 disclosing that on October 19, 2012 the Audit Committee of the Board of Directors of the Company, on the recommendation of management, concluded that the Company's previously issued financial statements for at least the three years ended December 31, 2011 and associated interim periods, and for the fiscal quarters ended March 31, 2012 and June 30, 2012, should no longer be relied upon. Shortly thereafter several putative class action suits were filed in the United States District Court for the Southern District of New York (the "Southern District") against the Company, its then President and Chief Executive Officer, its then Chief Financial Officer, its then current and certain former members of its Board of the Directors, its current independent registered public accounting firm, and underwriters of the Company's public offering of notes in March 2010 (the "Offering"). The Company's former independent registered public accounting firm was later added as a defendant. Subsequent to the Company's filing for relief under Chapter 11, these suits were consolidated and the plaintiffs filed an amended complaint that does not name the Company as a defendant. The consolidated suit is purportedly on behalf of purchasers of Company securities between March 1, 2010 and October 19, 2012 and purchasers of notes in the Offering. The plaintiffs allege that documents that the Company filed with the SEC were defective, inaccurate and misleading, that the plaintiffs relied on such documents in purchasing the Company's securities, and that, as a result, the plaintiffs suffered losses. The plaintiffs assert claims under the Securities Act against all defendants and claims under the Securities Exchange Act of 1934 (the "Exchange Act") against the then former President and former Chief Financial Officer of the Company. Following additional amendments on plaintiffs' Exchange Act claims and motion to dismiss briefing, on April 28, 2014, the Southern District denied the motion to dismiss the Exchange Act claims filed by the then former President and former Chief Financial Officer on the third amended complaint. On July 2, 2014, the Southern District issued a scheduling order provided that discovery would be completed by July 22, 2015. On October 20, 2014, the plaintiffs moved for leave to file another amended complaint alleging claims under the Exchange Act against the Company's current and former independent registered public accounting firms, and on November 28, 2014, the Southern District denied the plaintiffs' motion. On February 17, 2015, the Company's former independent registered public accounting firm requested that the Southern District strike the class allegations in the active complaint as they relate to that firm. On March 2, 2015, the Southern District stayed all depositions to allow the Company's former independent registered public accounting firm to move

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 17 — Contingencies: (Continued)

for summary judgment or judgment on the pleadings. On March 18, 2015, our former independent registered public accounting firm moved for summary judgment. On April 14, 2015, the Southern District stayed all discovery related to merits experts pending the resolution of that motion. Briefing of that motion is now complete.

          The plaintiffs in the Southern District action filed a proof of claim against the Company in the Bankruptcy Court. Pursuant to a settlement with such plaintiffs and the putative class on whose behalf their claim is filed, their direct claims against the Company are fully and finally resolved based on the Equity Plan treatment described above. Separately, certain of the defendants in the Southern District have filed claims in the Bankruptcy Court against the Company for indemnification or reimbursement based on potential losses incurred in connection with such action. Certain of those indemnification claims, asserted by former directors of the Company, have been released pursuant to the Equity Plan. In addition, the indemnification claims asserted by the Company's former underwriters have been capped at no more than $1,500, pursuant to orders of the Bankruptcy Court. All claims of the defendants in the Southern District against the Company are subordinated pursuant to Section 510(b) of the Bankruptcy Code and are classified in Class E1. Under the Equity Plan, subordinated claims against the Company are limited to recoveries from a segregated reserve of $2,000 to be funded by the Company pursuant to the Equity Plan. The Equity Plan and related confirmation order do not permit any recoveries by the defendants beyond this $2,000 cap. Any amounts remaining following full and complete satisfaction of all Class E1 claims, including claims of defendants in the Southern District, will be distributed to members of the putative class pursuant to the terms of the settlement described above. The Equity Plan and confirmation order foreclose the defendants in the Southern District from pursuing any other or further remedies against the Company.

          As such, management estimates the amount of its exposure with respect to the actions pending before the Southern District described above at between zero and $2,000.

Proskauer Action

          On February 23, 2014, Proskauer and four of its partners filed an action in the Supreme Court of the State of New York, County of New York (the "Supreme Court") against the then Senior Vice President, General Counsel and Secretary and the former Chief Financial Officer alleging that the defendants engaged in tortious and fraudulent conduct that caused significant harm to the plaintiffs and the Company. The plaintiffs alleged that the defendants made false representations and thereby deceived and misled Proskauer into providing legal advice to the Company, which was the subject of the Company's malpractice suit against Proskauer and four of its partners filed on November 18, 2013 in the Bankruptcy Court. On May 1, 2014, the defendants in the action filed by Proskauer and four of its partners filed motions to dismiss the action. On June 9, 2014, the plaintiffs filed an amended complaint that included certain additional factual allegations and an additional claim against the former Chief Financial Officer of the Company. On July 18, 2014, the defendants filed motions to dismiss the plaintiffs' amended complaint. On January 15, 2015, the Supreme Court dismissed the plaintiffs' amended complaint against the defendants. On March 2, 2015, the plaintiffs appealed the Supreme Court's decision to the Appellate Division of the Supreme Court, First Department.

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 17 — Contingencies: (Continued)

          On February 21, 2014, the Bankruptcy Court declined to hear the Company's malpractice claims against Proskauer and four of its partners that were filed on November 18, 2013 under the doctrine of permissive abstention, and on March 11, 2014, the Company re-filed its malpractice claims against such defendants in the Supreme Court. On April 11, 2014, Proskauer and four of its partners filed a motion to dismiss the malpractice action, and on September 10, 2014, the Supreme Court denied the motion to dismiss the legal malpractice for breach of duty of care claim but granted the motion to dismiss the legal malpractice for breach of duty of loyalty claim as subsumed within the duty of care claim. Proskauer and four of its partners appealed this decision to the Appellate Division of the Supreme Court, First Department and on February 11, 2015 the appellate court heard oral argument on the appeal. A ruling on the appeal is pending. In addition, on December 3, 2014, the Company filed a motion with the Supreme Court or partial summary judgment on whether the "joint and several" liability provisions of certain of the Company's prior loan agreements, which are the focus of the malpractice action, are unambiguous as a matter of law. That motion is fully briefed, and a court hearing on this motion is scheduled for June 11, 2015.

          On May 15, 2014, the Supreme Court issued a scheduling order for discovery in the Company's malpractice action against Proskauer. Discovery has now commenced. Under the terms of the scheduling order, all discovery will be completed by September 30, 2015.

SEC Investigation

          On November 13, 2012, the Company received from the staff of the SEC's Division of Enforcement (the "Staff") a request for documents relating to the statements in the Company's October 22, 2012 Form 8-K. On January 29, 2013, the SEC issued a formal order of private investigation of the Company. The Company has provided documents to the SEC and intends to continue to cooperate fully with the SEC's investigation.

          The Equity Plan provides for funding for potential liabilities that the SEC may assert in connection with its proof of claim (the "SEC Claim") to the extent that the SEC Claim is allowed. The SEC filed the SEC Claim in respect of contingent and unliquidated amounts that the SEC may assert against the Company as a result of the outcome of its investigation of the Company and certain of its advisors. Pursuant to the Equity Plan, the Debtors will fund a cash reserve of up to $5,000 to satisfy any liabilities on account of the SEC Claim, solely to the extent and upon the entry of a final order of the Bankruptcy Court providing that the SEC Claim or any portion thereof is allowed. The SEC and the Debtors have agreed that there is no inference, assertion, concession, admission, determination or conclusion that should be drawn from the establishment of the reserve, as the SEC's investigation of the Company, its advisors and individuals inside and outside of the Company is ongoing, and the SEC will make a determination of whether there were securities laws violations only at the conclusion of its investigation. The SEC has reached no such conclusion, and the Staff sought a reserve solely in recognition of the fact that the SEC had not completed its investigation prior to the Equity Plan's confirmation.

Environmental Incident

          On July 16, 2013 the Company received notification through its compliance reporting system that possible pollution violations from one of its Marshall Islands-flagged vessels had occurred. The report alleged that there had been improper discharges of bilge holding tank contents directly

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 17 — Contingencies: (Continued)

overboard and not, as required by Company policies and law, through the installed Oily Water Separator or to shore side reception facilities.

          On July 26, 2013, after conducting a preliminary investigation, the Company informed the Marshall Islands Maritime Administration (the "Flag State") of potential violations of law and the Flag State commenced an investigation. The Company has cooperated with the Flag State preliminary investigation. On July 31, 2013, the Company voluntarily disclosed to the U.S. Coast Guard and the U.S. Department of Justice the results of the Company's and the Flag State's preliminary investigations, including possible improper discharges from the vessel's bilge holding tank and apparent false entries in, or apparent omission of required entries from, the vessel's Oil Record Book Part I while the vessel was in U.S. waters. On June 4, 2014 the U.S. Coast Guard accepted the Company's self-reporting of this matter under the Coast Guard's voluntary disclosure policy. Under such policy, the Coast Guard will not recommend to the U.S. Department of Justice or other prosecuting authority that criminal charges be brought against the Company arising from this matter. The Company is cooperating with the Department of Justice in its investigation resulting from the voluntary disclosures. Any liabilities for potential fines or penalties that may be imposed in connection with this matter cannot be estimated at this time.

Legal Proceedings Arising in the Ordinary Course of Business

          The Company is a party, as plaintiff or defendant, to various suits in the ordinary course of business for monetary relief arising principally from personal injuries (including without limitation exposure to asbestos and other toxic materials), wrongful death, collision or other casualty and to claims arising under charter parties. A substantial majority of such personal injury, wrongful death, collision or other casualty claims against the Company are covered by insurance (subject to deductibles not material in amount). Each of the claims involves an amount which, in the opinion of management, should not be material to the Company's financial position, results of operations and cash flows.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Overseas Shipholding Group, Inc.

          In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, changes in equity/(deficit) and cash flows present fairly, in all material respects, the financial position of Overseas Shipholding Group, Inc. and its subsidiaries at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
New York, New York
March 16, 2015

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AT DECEMBER 31
DOLLARS IN THOUSANDS

	2014	2013
ASSETS
Current Assets:
Cash and cash equivalents	$389,226	$601,927
Restricted cash	123,178	—
Voyage receivables, including unbilled of $85,094 and $113,336	101,513	147,964
Income tax recoverable	55,856	3,952
Other receivables	8,293	16,838
Inventories	7,987	16,884
Prepaid expenses and other current assets	16,303	24,284
Deferred income taxes	5,312	5,464

Total Current Assets	707,668	817,313
Vessels and other property, less accumulated depreciation	2,213,217	2,359,352
Deferred drydock expenditures, net	62,413	57,248

Total Vessels, Deferred Drydock and Other Property	2,275,630	2,416,600

Investments in and advances to affiliated companies	334,863	323,327
Intangible assets, less accumulated amortization	54,817	60,167
Other assets	63,513	27,087

Total Assets	$3,436,491	3,644,494

LIABILITIES AND EQUITY/(DEFICIT)
Current Liabilities:
Accounts payable, accrued expenses and other current liabilities	$96,066	$121,582
Income taxes payable, including reserve for uncertain tax positions of $234,623 (2013)	906	256,258
Current installments of long-term debt	12,314	—

Total Current Liabilities	109,286	377,840
Reserve for uncertain tax positions	34,520	26,585
Long-term debt	1,656,353	—
Deferred income taxes	283,277	369,954
Other liabilities	66,968	42,189
Liabilities subject to compromise	—	2,888,173

Total Liabilities	2,150,404	3,704,741

Commitments and contingencies
Equity/(Deficit):
Common stock — Class A ($0.01 par value; 1,000,000,000 shares authorized; 310,744,763 shares issued and outstanding)	3,108	—
Common stock — Class B ($0.01 par value; 7,926,805 shares; authorized 5,017,330 shares issued and outstanding)	50	—
Common stock ($1 par value; 120,000,000 shares authorized; 44,290,759 shares issued; 44,290,759 shares cancelled August 5, 2014)	—	44,291
Paid-in additional capital	1,507,334	413,753
(Accumulated deficit)/Retained earnings	(141,025)	386,250

	1,369,467	844,294
Cost of treasury stock (13,743,949 shares cancelled August 5, 2014, and 13,575,339 shares (2013))	—	(835,197)

	1,369,467	9,097
Accumulated other comprehensive loss	(83,380)	(69,344)

Total Equity/(Deficit)	1,286,087	(60,247)

Total Liabilities and Equity/(Deficit)	$3,436,491	$3,644,494

See notes to consolidated financial statements

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31
DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

	2014	2013	2012
Shipping Revenues:
Pool revenues, including $85,967 in 2014, $90,668 in 2013 and $78,523 in 2012 received from companies accounted for by the equity method	$180,813	$177,068	$241,314
Time and bareboat charter revenues	392,669	370,689	299,267
Voyage charter revenues	383,952	468,239	583,253
Sunoco termination fee	—	—	13,300

	957,434	1,015,996	1,137,134

Operating Expenses:
Voyage expenses	196,075	252,668	296,288
Vessel expenses	268,852	265,146	285,023
Charter hire expenses	152,016	206,873	370,405
Depreciation and amortization	151,758	176,276	201,284
General and administrative	83,716	97,663	88,845
Technical management transition costs	3,427	—	—
Severance and relocation costs	17,020	3,097	3,163
Goodwill and other intangibles impairment charge	—	16,214	—
(Gain)/loss on disposal of vessels, including impairments	(10,532)	365,257	271,359

Total Operating Expenses	862,332	1,383,194	1,516,367

Income/(Loss) from Vessel Operations	95,102	(367,198)	(379,233)
Equity in Income of Affiliated Companies	41,355	40,894	33,486

Operating Income/(Loss)	136,457	(326,304)	(345,747)
Other Income/(Expense)	426	849	(1,314)

Income/(Loss) before Interest Expense, Reorganization Items and Taxes	136,883	(325,455)	(347,061)
Interest Expense	(232,491)	(350)	(93,421)

Loss before Reorganization Items and Income Taxes	(95,608)	(325,805)	(440,482)
Reorganization Items, net	(171,473)	(327,170)	(41,113)

Loss before Income Taxes	(267,081)	(652,975)	(481,595)
Income Tax Benefit	114,808	14,745	1,481

Net Loss	$(152,273)	$(638,230)	$(480,114)

Weighted Average Number of Common Shares Outstanding:
Basic and Diluted — Class A	212,507,963	—	—
Basic and Diluted — Class B and Common Stock	21,372,197	30,482,818	30,339,258
Per Share Amounts:
Basic and Diluted net loss — Class A and Class B	$(0.65)	$—	$—
Basic and Diluted net loss — Common Stock	$—	$(20.94)	$(15.82)

See notes to consolidated financial statements

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31
DOLLARS IN THOUSANDS

	2014	2013	2012
Net Loss	$(152,273)	$(638,230)	$(480,114)
Other Comprehensive (Loss)/Income, net of tax:
Net change in unrealized holding losses on available-for-sale
securities	—	(49)	15
Net change in unrealized losses on cash flow hedges	(2,284)	39,674	5,617
Defined benefit pension and other postretirement benefit plans:
Net change in unrecognized transition obligation	4	5	6
Net change in unrecognized prior service costs	(77)	(237)	1,731
Net change in unrecognized actuarial losses	(11,679)	5,044	(1,843)

Other Comprehensive Income/(Loss)	(14,036)	44,437	5,526

Comprehensive Loss	$(166,309)	$(593,793)	$(474,588)

See notes to consolidated financial statements

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31
DOLLARS IN THOUSANDS

	2014	2013	2012
Cash Flows from Operating Activities:
Net Loss	$(152,273)	$(638,230)	$(480,114)
Items included in net loss not affecting cash flows:
Depreciation and amortization	151,758	176,276	201,284
Loss on write-down of vessels and other fixed assets	—	366,439	279,382
Goodwill and other intangibles write-down	—	16,214	—
Amortization of deferred gain on sale and leasebacks	—	42	(5,905)
Amortization of debt discount and other deferred financing costs	3,973	—	3,198
Deferred financing costs write-off	—	—	12,540
Compensation relating to restricted stock/stock unit and stock option grants	1,009	(131)	7,910
Dedesignation of interest rate swap agreements	—	—	1,866
Deferred income tax benefit	(82,432)	(7,398)	(29,751)
Unrealized gains on forward freight agreements and bunker swaps	—	—	(156)
Undistributed earnings of affiliated companies	(32,534)	(35,826)	(22,771)
Deferred payment obligations on charters-in	3,232	5,446	5,600
Reorganization items, non-cash	23,715	261,221	34,676
(Gain)/loss on sublease contracts	—	(896)	895
Other — net	2,139	2,243	7,133
Items included in net loss related to investing and financing activities:
Loss on sale or write-down of securities and investments — net	—	198	3,166
Gain on disposal of vessels, net	(10,532)	(1,182)	(8,023)
Payments for drydocking	(37,817)	(22,024)	(45,990)
Bankruptcy and IRS claim payments	(584,369)	—	—
Changes in operating assets and liabilities:
Decrease/(increase) in receivables	46,451	33,453	(30,324)
Security deposits with vendors and lenders	10,369	—	(10,344)
Decrease in deferred revenue (Sunoco deferred revenue — 2012)	(2,989)	—	(27,104)
Net change in prepaid items and accounts payable, accrued expenses and other current and long-term liabilities	(66,849)	(13,949)	69,933

Net cash (used in)/provided by operating activities	(727,149)	141,896	(32,899)

Cash Flows from Investing Activities:
Increase in restricted cash	(123,178)	—	—
Proceeds from sale of marketable securities and investments	—	459	13,000
Expenditures for vessels	(32,412)	(36,377)	(52,604)
Proceeds from disposal of vessels	78,426	485	12,886
Expenditures for other property	(489)	(2,181)	(2,862)
Distributions from affiliated companies, net	29,722	2,097	6,608
Other — net	593	979	563

Net cash used in investing activities	(47,338)	(34,538)	(22,409)

Cash Flows from Financing Activities:
Issuance of common stock, net of issuance costs	1,510,000	—	—
Purchases of treasury stock	(162)	(42)	(307)
Issuance of debt, net of issuance and deferred financing costs	1,176,664	—	572,000
Payments on debt, including adequate protection payments	(2,124,716)	(12,731)	(63,990)
Issuance of common stock upon exercise of stock options	—	—	70

Net cash provided by/(used in) financing activities	561,786	(12,773)	507,773

Net (decrease)/increase in cash and cash equivalents	(212,701)	94,585	452,465
Cash and cash equivalents at beginning of year	601,927	507,342	54,877

Cash and cash equivalents at end of year	$389,226	$601,927	$507,342

See notes to consolidated financial statements

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY/(DEFICIT)
FOR THE YEARS ENDED DECEMBER 31
DOLLARS IN THOUSANDS

			Retained Earnings/ (Accumulated Deficit)	Treasury Stock		Accumulated Other Comprehensive Loss
	Common Stock	Paid-in Additional Capital
				Shares	Amount		Total
Balance at December 31, 2011	$44,291	$413,016	$1,504,594	13,826,882	$(840,302)	$(119,307)	$1,002,292
Net Loss			(480,114)				(480,114)
Other Comprehensive Income, net of taxes						5,526	5,526
Issuance of Restricted Stock Awards		(5,084)		(458,029)	5,316		232
Compensation Related to Options Granted, net of true-up for actual forfeitures		1,795					1,795
Amortization of Restricted Stock Awards, net of true-up for actual forfeitures		6,115					6,115
Options Exercised and Employee Stock Purchase Plan		(68)		(11,041)	138		70
Tax Impact of Vesting of Stock Awards		(1,363)					(1,363)
Purchases of Treasury Stock				38,508	(307)		(307)

Balance at December 31, 2012	44,291	414,411	1,024,480	13,396,320	(835,155)	(113,781)	534,246
Net Loss			(638,230)				(638,230)
Other Comprehensive Income, net of taxes						44,437	44,437
Forfeitures of Restricted Stock Awards				138,649			—
Compensation Related to Options Granted, net of true-up for actual forfeitures		(192)					(192)
Amortization of Restricted Stock Awards, net of true-up for actual forfeitures		61					61
Tax Impact of Vesting of Stock Awards		(527)					(527)
Purchases of Treasury Stock				40,370	(42)		(42)

Balance at December 31, 2013	44,291	413,753	386,250	13,575,339	(835,197)	(69,344)	(60,247)
Net Loss			(152,273)				(152,273)
Other Comprehensive Loss, net of taxes						(14,036)	(14,036)
Forfeitures of Restricted Stock Awards		3,110	—	138,330	(3,110)		—
Cancellation of Common Stock	(44,291)	(419,176)	(375,002)	(13,743,949)	838,469		—
Issuance of Common Stock	3,148	1,506,852					1,510,000
Class B warrants converted to Class B Common Stock	7	(7)					—
Issuance of Restricted Stock Awards	3	(3)					—
Compensation Related to Options Granted, net of true-up for actual forfeitures		278					278
Amortization of Restricted Stock Awards, net of true-up for actual forfeitures		2,035					2,035
Compensation Related to Class A Options Granted		60					60
Amortization of Class A Restricted Stock and Restricted Stock Unit Awards		432					432
Purchases of Treasury Stock				30,280	(162)		(162)

Balance at December 31, 2014	$3,158	$1,507,334	$(141,025)	—	$—	$(83,380)	$1,286,087

See notes to consolidated financial statements

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES

NOTE 1 — BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS:

          The consolidated financial statements include the accounts of Overseas Shipholding Group, Inc., a Delaware corporation incorporated in 1969, and its wholly owned subsidiaries (the "Company" or "OSG," or "we" or "us" or "our"). All significant intercompany balances and transactions have been eliminated in consolidation. Investments in 50% or less owned affiliated companies, in which the Company exercises significant influence, are accounted for by the equity method. Dollar amounts, except per share amounts, are in thousands.

          The Company owns and operates a fleet of oceangoing vessels engaged in the transportation of liquid cargoes in the international market and the U.S. Flag trades through its wholly owned subsidiaries OSG International, Inc. ("OIN"), a Marshall Islands corporation, and OSG Bulk Ships, Inc. ("OBS"), a New York Corporation, respectively.

NOTE 2 — CHAPTER 11 FILING AND EMERGENCE FROM BANKRUPTCY:

          On November 14, 2012 (the "Petition Date"), the Company and 180 of its subsidiaries (together with OSG, the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of Title II of the U.S. Code (the "Bankruptcy Code") in the U.S. Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") (the "Chapter 11 Cases"). On March 7, 2014, the Debtors filed a plan of reorganization supported by certain of the lenders under OSG's $1,500,000 credit agreement, dated as of February 9, 2006 (the "Lender Plan"). On April 18, 2014, the Debtors received a proposal for an alternative plan of reorganization from certain holders of existing equity interests of OSG, which the Debtors determined to be more favorable to the Debtors' creditors and equity interest holders than the Lender Plan (the "Equity Proposal"). Accordingly, the Debtors filed with the Bankruptcy Court a plan of reorganization that effectuates the terms of the Equity Proposal (as subsequently amended, the "Equity Plan"). The Bankruptcy Court confirmed the Equity Plan by order entered on July 18, 2014 (the "Confirmation Order"). On August 5, 2014 (the "Effective Date"), the Equity Plan became effective and OSG emerged from bankruptcy.

Summary of Emergence from Bankruptcy

          The Equity Plan deleveraged the Company's balance sheet by reducing debt and increasing stockholders' equity. The financial restructuring was accomplished through exit financing and by using the proceeds from a shareholder rights offering (including Backstop Securities) and supplemental equity offering (Holdback Securities), as further discussed below, and cash on hand to reduce outstanding indebtedness. Below is a summary of the significant events affecting the Company's capital structure as a result of the Equity Plan becoming effective.

Amended and Restated Certificate of Incorporation

          On the Effective Date, the Company amended and restated its certificate of incorporation to among other things, authorize the Company to issue 1,067,926,805 shares of stock consisting of the following classes: (a) 1,000,000,000 shares of Class A Common Stock, par value $0.01 per share, (b) 7,926,805 shares of Class B Common Stock, par value $0.01 per share and (c) 60,000,000 shares of preferred stock, par value $0.01 per share, which may be issued in one or more series as the Board may determine from time to time.

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 2 — CHAPTER 11 FILING AND EMERGENCE FROM BANKRUPTCY: (Continued)

Equity Commitment Agreement

          On May 2, 2014, the Debtors entered into an equity commitment agreement (as subsequently amended, and including the exhibits thereto, the "Equity Commitment Agreement") with potential investors (each, an "Initial Commitment Party") and upon amendment of the Equity Commitment Agreement to, among other things, join certain additional parties to the Equity Commitment Agreement (each such additional party and each Initial Commitment Party, a "Commitment Party"). The Equity Commitment Agreement, along with the associated rights offering procedures, set forth the terms of an equity rights offering (the "Rights Offering") and separate sale of Holdback Securities (as defined below) for an aggregate offering amount of $1,510,000. The Equity Plan and Equity Commitment Agreement further provided for the Company's issuance of two separate classes of common stock (the "Class A Common Stock" and the "Class B Common Stock," and collectively the "New Shares") and penny warrants to purchase Class A Common Stock and Class B Common Stock (respectively "Class A Warrants" and "Class B Warrants," and, together with the New Shares, the "Rights Offering Securities").

Rights Offering and Issuance of Shares and Warrants

          In accordance with the Equity Commitment Agreement and the Equity Plan, on or about June 10, 2014, subscription rights to purchase Rights Offering Securities (each such right, a "Subscription Right") were distributed in respect of each then outstanding share of common stock of Pre-Reorganized OSG (each such share, an "Existing Share") to the holder of record of such Existing Share as of June 6, 2014 (the "Record Date"). Each Subscription Right entitled a holder thereof that satisfied certain specified conditions (each, an "Eligible Holder") to purchase 12 shares of Class A Common Stock or Class A Warrants, as applicable, as described in the Equity Plan, for $3.00 per Rights Offering Security. Each Eligible Holder that timely elected to participate in the Rights Offering (each, a "Participating Eligible Holder") was able to exercise some, all or none of the Subscription Rights it received, but each Subscription Right could only be exercised in whole, and not in part. All holders of Existing Shares of Pre-Reorganized OSG as of the Record Date that were not Participating Eligible Holders received, as described in the Equity Plan, one new share of Class B Common Stock or Class B Warrants in respect of each Existing Share held by such holder on the Record Date.

          Each Commitment Party agreed in the Equity Commitment Agreement to exercise its Subscription Rights in full (to the extent such Commitment Party received Subscription Rights), to purchase a portion of any remaining securities related to unexercised Subscription Rights following completion of the Rights Offering (the "Backstop Securities") and to purchase a portion of a further additional number of shares of Class A Common Stock and/or Class A Warrants (the "Holdback Securities") (the Rights Offering Securities, Backstop Securities and Holdback Securities, collectively, the "Aggregate Offering") allocated to such Commitment Party under the Equity Commitment Agreement. As consideration for the respective commitments to purchase Backstop Securities, the Company granted to the Commitment Parties an aggregate of 25,166,668 further shares of Class A Common Stock and Class A Warrants.

          On the Effective Date, all previously issued and outstanding shares of the Company's common stock were cancelled and retired, and ceased to exist, and the Company issued the two series of common stock and penny warrants (described above) for an aggregate offering amount of $1,510,000. The Company issued 306,857,778 shares of Class A Common Stock and 213,715,419

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 2 — CHAPTER 11 FILING AND EMERGENCE FROM BANKRUPTCY: (Continued)

Class A Warrants pursuant to Rule 506(b) under the Securities Act of 1933, as amended. In addition, the Company issued 5,457,591 shares of Class B Common Stock and 2,469,013 Class B Warrants pursuant to Section 1145 of the Bankruptcy Code. Pursuant to the Confirmation Order, the Class A Common stock and Class B Common stock are deemed to be part of the same class of securities under Section 12 of the Securities Exchange Act of 1934. The proceeds from the issuance of the Rights Offering Securities were used to satisfy certain of the Equity Plan's cash payment obligations and to provide working capital to fund the Company's operations after emergence from bankruptcy.

          For additional information regarding the Company's capital structure see Note 14, "Capital Stock and Stock Compensation," to these consolidated financial statements.

Exit Financing and Entry into Credit Facilities

          On the Effective Date, to support the Equity Plan, OSG and certain of its subsidiaries entered into secured debt facilities consisting of: (i) a secured asset-based revolving loan facility of $75,000, among OSG, OBS, certain OBS subsidiaries, Wells Fargo Bank, National Association ("Wells Fargo") as Administrative Agent, and the other lenders party thereto, (the "OBS ABL Facility") secured by a first lien on substantially all of the U.S. Flag assets of OBS and its subsidiaries and a second lien on certain other specified U.S. Flag assets; (ii) a secured term loan of $603,000, among OSG, OBS, certain OBS subsidiaries, Jefferies Finance LLC ("Jefferies"), as Administrative Agent, and other lenders party thereto (the "OBS Term Loan"), secured by a first lien on certain specified U.S. Flag assets of OBS and its subsidiaries and a second lien on substantially all of the other U.S. Flag assets of OBS and its subsidiaries; and (iii) a secured term loan facility of $628,375 (the "OIN Term Loan") and a revolving loan facility of $50,000 (the "OIN Revolver Facility" and, together with the OBS ABL Facility, the OBS Term Loan and the OIN Term Loan, the "Exit Financing Facilities"), among OSG, OIN, OIN Delaware LLC, the sole member of which is OIN, certain OIN subsidiaries, Jefferies, as Administrative Agent, and other lenders party thereto, both secured by a first lien on substantially all of the International Flag assets of OIN and its subsidiaries that, collectively, and together with the proceeds from the issuance of the securities, provided OSG with the funding necessary to satisfy the Equity Plan's cash payment obligations, the expenses associated with closing the Exit Financing Facilities and working capital to fund OSG's operations after emergence from bankruptcy. On August 5, 2014, the available amounts under each of the OBS Term Loan and OIN Term Loan were drawn in full.

Election 1 and Election 2 Notes and Entry into Second and Third Supplemental Indentures

          Pursuant to the Equity Plan, on the Effective Date, the Company issued two series of 7.50% Notes due 2021, one series in an aggregate principal amount of $6,508 (the "Election 1 Notes") and the other series in an aggregate principal amount of $138,708 (the "Election 2 Notes" and, together with the Election 1 Notes, the "Election Notes") to holders of the Company's 7.50% Senior Notes due 2024 (the "2024 Notes") that elected to receive Election 1 Notes or Election 2 Notes, as the case may be. The Election Notes will mature on February 15, 2021. The Election 1 Notes were issued pursuant to a Second Supplemental Indenture dated August 5, 2014 (the "Second Supplemental Indenture"), between the Company and Wilmington Trust Company, as trustee (the "Trustee"), to the Indenture dated as of March 7, 2003, between the Company and the Trustee (the "Base Indenture"). The Election 2 Notes were issued pursuant to a Third Supplemental Indenture dated August 5, 2014 (the "Third Supplemental Indenture"), between the Company and the Trustee,

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 2 — CHAPTER 11 FILING AND EMERGENCE FROM BANKRUPTCY: (Continued)

to the Base Indenture. Each electing holder received Election 1 Notes or Election 2 Notes, as applicable, in a principal amount equal to that of the 2024 Notes previously owned by such holder together with, in the case of the Election 1 Notes, a cash payment equal to 1% or, in the case of the Election 2 Notes, a cash payment equal to 3%, of the principal amount of 2024 Notes previously held by such holder. In addition, each electing holder received a cash payment equal to the amount of unpaid and overdue interest that would have been owed under the 2024 Notes held by such holder if the 2024 Notes were reinstated and interest was paid through the Effective Date. Holders of Election 2 Notes did not receive interest on overdue interest. Holders of 2024 Notes that did not elect to receive Election Notes, had their 2024 Notes reinstated in an aggregate principal amount of $784 and received a cash payment equal to the amount of unpaid and overdue interest.

          The table below presents changes to our debt outstanding, as a result of the Equity Plan effects:

	Debt as of December 31, 2013(a)	Less Debt Repaid	Debt Reinstated or Exchanged	Exit Financing(c)	Debt as of December 31, 2014
Unsecured Revolving Credit Facility	$1,489,000	$(1,489,000)	$—	$—	$—
8.125% Notes due 2018	300,000		300,000		300,000
7.50% Notes due 2021 through 2024	146,000		146,000		146,000
8.75% Debentures due 2013	63,603	(63,603)	—		—
Secured Term Loans due through 2023(b)	565,956	(565,956)			—
OBS Term Loan due 2019		(3,015)		601,520	598,505
OIN Term Loan due 2019		(3,142)		627,304	624,162

	$2,564,559	$(2,124,716)	$446,000	$1,228,824	$1,668,667

(a)
Debt (reflects add back of $2,909 of original issue discount) classified as liabilities subject to compromise at December 31, 2013.

(b)
Debt was reported in liabilities subject to compromise net of Adequate Protection Interest Payments of $12,731, which had been classified as a reduction of debt through March 31, 2014.

(c)
OBS and OIN Term Loan balances are net of unamortized original issue discounts as of December 31, 2014 of $1,480 and $1,071, respectively.

          For additional information regarding the Company's Exit Financing Facilities see Note 10, "Debt," to these consolidated financial statements.

          The Company believes the actions it has taken, including implementing the Equity Plan, closing on the Exit Financing Facilities, issuing equity under the Rights Offering and Equity Commitment Agreement, reducing its activities in certain non-core areas and disposing of underperforming assets, will allow the Company to generate sufficient cash to support its

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 2 — CHAPTER 11 FILING AND EMERGENCE FROM BANKRUPTCY: (Continued)

operations over the next twelve months and beyond. The Company's ability to generate sufficient cash is dependent upon, among other things, continuing to improve the profitability of its operations and future cash flows which contemplates an improvement in industry conditions.

Financial Reporting

          The Company prepared its consolidated financial statements in accordance with ASC 852, Reorganizations, and on a going-concern basis, which assumes continuity of operations, realization of assets and liabilities in the ordinary course.

          ASC 852 requires that financial statements for periods subsequent to the filing of the Chapter 11 Cases distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly all transactions (including but not limited to, all professional fees and other expenses, realized gains and losses, and provisions for losses) directly associated with the reorganization and restructuring of the business are reported separately as reorganization items in the consolidated statements of operations. The balance sheet, prior to emergence, was required to distinguish pre-petition liabilities subject to compromise from both those pre-petition liabilities that are not subject to compromise and from post-petition liabilities.

          Upon the Company's emergence from Chapter 11 bankruptcy proceedings on August 5, 2014, the Company was not required to apply fresh start accounting based on the provisions of ASC 852 since holders of the Company's outstanding common shares immediately before confirmation of the Equity Plan received more than 50% of the Company's outstanding common shares upon emergence. Accordingly, a new reporting entity was not created for accounting purposes.

Liabilities Subject to Compromise

          As a result of the filing of the Chapter 11 Cases on November 14, 2012, the payment of pre-petition indebtedness was generally subject to compromise pursuant to a plan of reorganization. Generally, actions to enforce or otherwise effect payment of pre-bankruptcy filing liabilities were stayed. Although payment of pre-petition claims generally was not permitted, the Bankruptcy Court granted the Debtors authority to pay certain pre-petition claims in designated categories and subject to certain terms and conditions. This relief generally was designed to preserve the value of the Debtors' businesses and assets. Among other things, the Bankruptcy Court authorized the Debtors to pay certain pre-petition claims relating to employee wages and benefits, taxes and critical and foreign vendors. During the bankruptcy process the Debtors continued to pay undisputed post-petition liabilities in the ordinary course of business.

          Prior to emergence, pre-petition liabilities that were subject to compromise were required to be reported at the amounts expected to be allowed. Therefore liabilities subject to compromise in the table below reflected management's estimates of amounts expected to be allowed by the Bankruptcy Court, based upon the status of negotiations with creditors. Upon emergence or shortly thereafter, amounts recorded as liabilities subject to compromise were either settled, as reflected in the table below or such amounts have been reclassified to current or non-current liabilities in the consolidated balance sheet, based upon management's judgment as to the timing for settlement of such claims.

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 2 — CHAPTER 11 FILING AND EMERGENCE FROM BANKRUPTCY: (Continued)

          Liabilities subject to compromise as of December 31, 2013 which were settled or reclassified during the year ended December 31, 2014:

	December 31, 2013	Change in Estimated Allowed Claim 2014	Cash Payment	Reclassified(a)	December 31, 2014
Liabilities Subject to Compromise
Pre-petition accounts payable and other accrued liabilities	$4,565	$21,748	$(12,821)	$(13,492)	$—
Secured long-term debt and accrued interest	569,408	20,577	(589,985)	—	—
Unsecured senior notes	500,780	8,823	(63,603)	(446,000)	—
Unsecured revolving credit facility	1,489,000	—	(1,489,000)	—	—
Accrued interest on unsecured revolving credit facility and senior notes	10,878	167,909	(177,018)	(1,769)	—
Derivative liabilities	3,566	186	(3,662)	(90)	—
Accrued post-petition interest on other claims	—	880	—	(880)	—
Accrued liabilities related to rejected executory contracts	282,599	14,550	(296,958)	(191)	—
Pension and other postretirement benefit plan liabilities	27,377	(1,257)	(14,429)	(11,691)	—

Total liabilities subject to compromise	$2,888,173	$233,416	$(2,647,476)	$(474,113)	$—

(a)
Amounts reclassified included $16,231 to accounts payable, accrued expenses and other current liabilities, $446,000 to long-term debt relating to the Unsecured Senior Notes and $11,882 to other liabilities.

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 2 — CHAPTER 11 FILING AND EMERGENCE FROM BANKRUPTCY: (Continued)

Reorganization Items, net

          Reorganization items, net represent amounts incurred subsequent to the bankruptcy filing as a direct result of the filing of the Chapter 11 Cases and are comprised of the following:

	For the year ended December 31,
	2014	2013	2012
Trustee fees	$2,751	$3,006	$672
Professional fees	112,678	62,823	7,889
Provision for and expenses incurred on rejected executory contracts including post-petition interest	6,864	256,522	30,187
Deferred financing fees write-off	—	4,603	2,365
Provision for post-petition interest on debt facilities	15,416	—	—
Provision for post-petition interest on claims	1,073	—	—
2004 Stock Incentive Plan	1,796	—	—
Provision for class action lawsuit and other subordinated claims	17,000	—	—
Other claim adjustments	13,895	216	—

	$171,473	$327,170	$41,113

          The table above reflects a provision for the Company's agreement to a stipulated settlement for a Class Action claim filed with the Bankruptcy Court, which provides for cash payments of $15,000 and certain payments contingent upon the outcome of the Company's malpractice lawsuit against Proskauer and other events. The Company incurred fees totaling $15,258, $14,950 and $2,632 during the years ended December 31, 2014, 2013 and 2012, respectively, for financial and reorganization services rendered to the Company by Greylock Partners LLC, a company founded and managed by a member of the Company's Board of Directors. Such related party expenses are included in professional fees in the table above.

          Contractual post-petition interest for debt facilities and certain rejected executory contracts is reported as interest expense in the consolidated statement of operations for the year ended December 31, 2014. See Note 10, "Debt."

          Cash paid for reorganization items was $443,296, $65,949 and $6,437 for the years ended December 31, 2014, 2013 and 2012, respectively.

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1.
Cash and cash equivalents — Interest-bearing deposits that are highly liquid investments and have a maturity of three months or less when purchased are included in cash and cash equivalents. Management has designated cash reserves of $53,085 as of December 31, 2014 to be utilized for the settlement of certain unsecured claims, including disputed unsecured claims, and other bankruptcy related costs related to the Company's recent emergence from bankruptcy. Such cash reserves, which are considered restricted cash due to management's intent regarding these funds, are included in restricted cash in the current assets section of the consolidated balance sheet based on management's estimate of when these funds are likely to be disbursed. Such restricted cash reserves will be subject to adjustment based upon the settlement of claims and other bankruptcy related costs and changes in estimates of future funding requirements. Additionally, restricted cash as of December 31, 2014 includes $70,093 of legally restricted cash relating to the OIN Term Loan. The OIN Term Loan stipulates that if annual aggregate cash proceeds of OIN asset sales exceed $5,000, cash proceeds from each such sale are required to be reinvested in vessels within twelve months of such sale or be used to prepay the principal balance outstanding of the OIN Term Loan. Activity relating to restricted cash is reflected in investing activities in the consolidated statements of cash flow. See Note 10, "Debt," for a further discussion of the OIN Term Loan.

2.
Inventories — Inventories, which consists principally of fuel, are stated at cost determined on a first-in, first-out basis.

3.
Vessels, deferred drydocking expenditures and other property — Vessels are recorded at cost and are depreciated to their estimated salvage value on the straight-line basis over the lives of the vessels, which are generally 25 years. Each vessel's salvage value is equal to the product of its lightweight tonnage and an estimated scrap rate of $300 per ton.

  Other property, including buildings and leasehold improvements, are recorded at cost and amortized on a straight-line basis over the shorter of the terms of the leases or the estimated useful lives of the assets, which range from three to 35 years.

  Interest costs are capitalized to vessels during the period that vessels are under construction. Interest capitalized aggregated $0 in 2014 and 2013 and $1,060 in 2012.

  Expenditures incurred during a drydocking are deferred and amortized on the straight-line basis over the period until the next scheduled drydocking, generally two and a half to five years. The Company only includes in deferred drydocking costs those direct costs that are incurred as part of the drydocking to meet regulatory requirements, or are expenditures that add economic life to the vessel, increase the vessel's earnings capacity or improve the vessel's efficiency. Direct costs include shipyard costs as well as the costs of placing the vessel in the shipyard. Expenditures for normal maintenance and repairs, whether incurred as part of the drydocking or not, are expensed as incurred.

4.
Impairment of long-lived assets — The carrying amounts of long-lived assets held and used by the Company are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In such instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the asset's carrying amount. This assessment is made at the individual vessel level since separately identifiable cash flow information for each vessel is

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

  available. The impairment charge, if any, would be measured as the amount by which the carrying amount of a vessel exceeded its fair value. If using an income approach in determining the fair value of a vessel, the Company will consider the discounted cash flows resulting from highest and best use of the vessel asset from a market-participant's perspective. Alternatively, if using a market approach, the Company will obtain third party appraisals of the estimated fair value of the vessel. A long-lived asset impairment charge results in a new cost basis being established for the relevant long-lived asset. See Note 6, "Vessels, Deferred Drydock and Other Property," for further discussion on the impairment charges recognized during the three years ended December 31, 2014.

5.
Goodwill and intangible assets — Goodwill and indefinite lived intangible assets acquired in a business combination are not amortized but are reviewed for impairment annually or more frequently if impairment indicators arise. Intangible assets with estimable useful lives are amortized over their estimated useful lives and are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of the intangible may be impaired.

  The Company's intangible assets consist primarily of long-term customer relationships acquired as part of the 2006 purchase of Maritrans, Inc. (a component of the U.S. Flag business segment) and the 2007 purchase of the Heidmar Lightering business (a component of the International Crude Tankers business segment). The long-term customer relationships are being amortized on a straight-line basis over 20 years. The Company's January 2014 announcement of its plans to (i) outsource the technical and commercial management of substantially all of its International Flag fleet and (ii) to exit the full service International Crude Tankers Lightering business by September 30, 2014 were determined to be triggering events warranting an interim impairment test of the $9,589 December 31, 2013 carrying value of Goodwill related to the acquisition of the Heidmar Lightering business as well as all the long-lived assets utilized in the International Crude Tankers Lightering business. To measure fair value, the Company reduced its estimates of future cash flows from this business to reflect the consideration above. The Company recorded a goodwill impairment charge of $9,589 in the quarter ended December 31, 2013.

  See Note 9, "Intangible Assets," for further information on intangible assets impairment charges recognized during the three years ended December 31, 2014.

6.
Deferred finance charges — Finance charges incurred in the arrangement of debt are deferred and amortized to interest expense on either an effective interest method or straight-line basis over the life of the related debt. Unamortized deferred finance charges of $48,186 relating to the Exit Financing Facilities are included in other assets on the consolidated balance sheet as of December 31, 2014.

  On November 14, 2012, amortization ceased on $10,517 of deferred financing costs relating to the Unsecured Senior Notes, the $1,500,000 Unsecured Revolving Credit Facility and the secured term loans, when such indebtedness and the related deferred financing costs were reclassified to Liabilities Subject to Compromise in the consolidated balance sheets (see Note 10,"Debt").

  As of December 2013, the Company had determined that it was more likely than not that the Unsecured Revolving Credit Facility and the Secured Term Loan facilities would not exist in the

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

  post emergence period and therefore the related aggregate unamortized deferred financing costs of $4,603 were written off and recorded as a charge to reorganization items, net in the consolidated statement of operations for the year ended December 31, 2013.

  As of December 2013, liabilities subject to compromise included reserves for estimated allowed claims relating to the Company's Unsecured Senior Notes due in 2013, 2018 and 2024. Under ASC 852, original issue discounts and deferred financing costs are viewed as part of the valuation of the pre-petition debt that is subject to compromise. Therefore, the Company recorded charges of $2,909 and $5,914 as reorganization items in the consolidated statement of operations for the year ended December 31, 2014 for unamortized original issue discount and unamortized deferred financing costs related to the Unsecured Senior Notes since such Unsecured Senior Notes were reinstated at the full amount of face value outstanding.

  Interest expense relating to the amortization of deferred financing costs amounted to $3,973 in 2014, $0 in 2013 and $15,260 in 2012. The 2012 interest expense includes the write-off of $12,540 in deferred financing costs relating to the $900,000 Unsecured Forward Start credit facility as the Company's Chapter 11 filing effectively terminated this credit facility agreement.

7.
Revenue and expense recognition — Revenues from time charters and bareboat charters are accounted for as operating leases and are thus recognized ratably over the rental periods of such charters, as service is performed. Voyage revenues and expenses are recognized ratably over the estimated length of each voyage, calculated on a discharge-to-discharge basis and, therefore, are allocated between reporting periods based on the relative transit time in each period. The impact of recognizing voyage expenses ratably over the length of each voyage is not materially different on a quarterly and annual basis from a method of recognizing such costs as incurred. OSG does not begin recognizing voyage revenue until a charter has been agreed to by both the Company and the customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

  Under voyage charters, expenses such as fuel, port charges, canal tolls, cargo handling operations and brokerage commissions are paid by the Company whereas, under time and bareboat charters, such voyage costs are paid by the Company's customers.

  For the Company's vessels operating in pools, revenues and voyage expenses are pooled and allocated to each pool's participants on a time charter equivalent ("TCE") basis in accordance with an agreed-upon formula. Such TCE revenues are reported as pool revenues in the accompanying consolidated statement of operations. For the pools in which the Company participates, management monitors, among other things, the relative proportion of the Company's vessels operating in each of the pools to the total number of vessels in each of the respective pools, and assesses whether or not OSG's participation interest in each of the pools is sufficiently significant so as to determine that OSG has effective control of the pool. Management determined that as of June 30, 2013, it had effective control of one of the pools in which the Company participated. Such pool is not a legal entity but operates under a contractual agreement. Therefore, effective July 1, 2013 and through to June 30, 2014, when the Company exited this pool, the Company's allocated TCE revenues for such pool were reported on a gross basis as voyage charter revenues and voyage expenses in the consolidated statement of operations. The impact of this method of presenting earnings for

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

  this pool was an increase in both voyage charter revenues and voyage expenses of $40,454 and $70,817 for the years ended December 31, 2014 and 2013, respectively.

8.
Concentration of credit risk — Financial instruments that potentially subject the Company to concentrations of credit risk are voyage receivables due from charterers and pools in which the Company participates. With respect to voyage receivables, the Company limits its credit risk by performing ongoing credit evaluations. Voyage receivables reflected in the consolidated balance sheets as of December 31, 2014 and 2013 are net of an allowance for doubtful accounts of $352 and $2,024, respectively. The provisions for doubtful accounts for the years ended December 31, 2014, 2013 and 2012 were not material.

  During the three years ended December 31, 2014, the Company did not have any individual customers who accounted for 10% or more of its revenues apart from the pools in which it participates. The pools in which the Company participates accounted for 77% and 58% of consolidated voyage receivables at December 31, 2014 and 2013, respectively. During the year ended December 31, 2014, the Company increased both the number of vessels placed in pools for commercial management and the number of pools in which it participates.

9.
Derivatives — ASC 815, Derivatives and Hedging, requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not effective hedges must be adjusted to fair value through earnings. If the derivative is an effective hedge, depending on the nature of the hedge, a change in the fair value of the derivative is either offset against the change in fair value of the hedged item (fair value hedge), or recognized in other comprehensive income/(loss) and reclassified into earnings in the same period or periods during which the hedge transaction affects earnings (cash flow hedge). The ineffective portion (that is, the change in fair value of the derivative that does not offset the change in fair value of the hedged item) of an effective hedge and the full amount of the change in fair value of derivative instruments that do not qualify for hedge accounting are immediately recognized in earnings.

  The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to forecasted transactions. The Company also formally assesses (both at the hedge's inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. When it is determined that a derivative is not (or has ceased to be) highly effective as a hedge, the Company discontinues hedge accounting prospectively, as discussed below.

  The Company discontinues hedge accounting prospectively when (1) it determines that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item such as forecasted transactions; (2) the derivative expires or is sold, terminated, or exercised; (3) it is no longer probable that the forecasted transaction will occur; or (4) management determines that designating the derivative as a hedging instrument is no longer appropriate or desired.

  When the Company discontinues hedge accounting because it is no longer probable that the forecasted transaction will occur in the originally expected period, the gain or loss on the

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

  derivative remains in accumulated other comprehensive income and is reclassified into earnings when the forecasted transaction affects earnings. However, if it is probable that a forecasted transaction will not occur by the end of the originally specified time period or within an additional two-month period of time thereafter, the gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the Company will carry the derivative at its fair value on the balance sheet, recognizing changes in the fair value in current-period earnings, unless it is designated in a new hedging relationship.

  During the year ended December 31, 2014, no ineffectiveness gains or losses were recorded in earnings relative to interest rate caps entered into by the Company or its subsidiaries that qualified for hedge accounting. Any gain or loss realized upon the early termination of an interest rate cap is recognized as an adjustment of interest expense over the shorter of the remaining term of the cap or the hedged debt. See Note 11, "Fair Value of Financial Instruments, Derivatives and Fair Value Disclosures," for additional disclosures on the Company's interest rate caps and other financial instruments.

10.
Income taxes — The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

  Net deferred tax assets are recorded to the extent the Company believes these assets will more likely than not be realized. In making such a determination, all available positive and negative evidence is considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event OSG were to determine that it would be able to realize its deferred income tax assets in the future in excess of their net recorded amount, an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes in the period such determination is made.

  Uncertain tax positions are recorded in accordance with ASC 740, Income Taxes, on the basis of a two-step process whereby (1) the Company first determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50% likely to be realized upon ultimate settlement with the related tax authority.

11.
Use of estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts of assets, liabilities, equity, revenues and expenses reported in the financial statements and accompanying notes. The most significant estimates relate to the depreciation of vessels and other property, amortization of drydocking costs, estimates used in assessing the recoverability of goodwill, intangible and other long-lived

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

  assets, liabilities incurred relating to pension benefits, liabilities subject to compromise and income taxes. Actual results could differ from those estimates.

12.
Issuance of shares or units by subsidiaries — The Company accounts for gains or losses from the issuance of shares or units by its subsidiaries as an adjustment to equity.

13.
Recently adopted accounting standards — In February 2013, the FASB issued ASU No. 2013-04, Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date, which provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, except for obligations addressed within existing U.S. GAAP guidance. This accounting standard was effective for public entities for annual periods, and interim periods within those annual periods, beginning after December 31, 2013. The Company's adoption of this new accounting guidance on January 1, 2014 did not have a significant impact on its consolidated financial statements.

  In July 2013, the FASB issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, to address the diversity in practice in presenting unrecognized tax benefits on the balance sheet. The standard provides explicit guidance requiring that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except when certain circumstances enumerated in the standard exist. The required presentation should better reflect the manner in which an entity would settle at the reporting date any additional income taxes that would result from the disallowance of a tax position when net operating loss carryforwards, similar tax losses or tax carryforwards exist. The amendments in this update were effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2013. The Company's adoption of this new accounting guidance on January 1, 2014 did not have a significant impact on its consolidated financial statements.

14.
Recently issued accounting standards — In April 2014, the FASB issued ASU No. 2014-08, Presentation of Financial Statements (ASC 205) and Property Plant and Equipment (ASC 360), which amends the criteria for reporting discontinued operations. The amendments require that only disposals that represent a strategic shift that has (or will have) a major effect on the entity's operations and financial results would qualify as discontinued operations. Therefore disposals of small groups of assets that are recurring in nature are less likely to qualify for discontinued operations presentation as a result of the amendments. In addition, the new guidance expands the disclosure requirements for disposals that meet the definition of a discontinued operation and requires entities to disclose information about disposals of individually significant components that do not meet the definition of discontinued operations. The amendments are effective for public companies for annual periods and interim periods within those annual periods beginning after December 15, 2014. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued or available for issuance. The Company does not expect the adoption of the amendments to the accounting standards to have a significant impact on its consolidated financial statements.

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

  In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (ASC 606), to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that an entity will apply to determine the measurement and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. The revenue standard is effective for the first interim period within annual reporting periods beginning after December 15, 2016 for public companies and early adoption is not permitted. The requirements of this standard include a significant increase in required disclosures. Management is analyzing the impact of the adoption of this guidance on its consolidated financial statements, including assessing changes that might be necessary to information technology systems, processes and internal controls to capture new data and address changes in financial reporting.

  In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern (ASC 205) that explicitly requires management to assess an entity's ability to continue as a going concern and disclose going concern uncertainties in connection with each annual and interim period. The new standard requires management to assess if there is substantial doubt about an entity's ability to continue to meet its obligations within one year after the reporting date based upon management's consideration of relevant conditions that are known (and reasonably knowable) at the issuance date. The new standard defines substantial doubt and provides example indicators. Disclosures will be required if conditions give rise to substantial doubt. However, management will need to assess if its plans will alleviate substantial doubt to determine the specific disclosures. The new standard will be effective for all entities in the first annual period ending after December 15, 2016. Earlier application is permitted. Management does not expect the adoption of this accounting standard to have a significant impact on its consolidated financial statements.

NOTE 4 — EARNINGS PER COMMON SHARE:

          As discussed in Note 2, "Chapter 11 Filing and Emergence from Bankruptcy," all shares of our common stock prior to the Effective Date were cancelled pursuant to the Equity Plan. Post-emergence, the Company presents common share information for the Class A and Class B securities.

          Basic earnings per share is computed by dividing earnings/(loss), after the deduction of dividends and undistributed earnings allocated to participating securities, by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the issuance of common stock for all potentially dilutive stock options and restricted stock units not classified as participating securities. Participating securities are defined by ASC 260, Earnings Per Share, as unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents and are included in the computation of earnings per share pursuant to the two-class method.

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 4 — EARNINGS PER COMMON SHARE: (Continued)

Class A

          There were 324,997 shares considered to be participating securities as of December 31, 2014. Such participating securities were allocated a portion of income under the two class method for the three months ended December 31, 2014, but no allocation of loss for the year ended December 31, 2014 since the holders of the participating securities do not participate in losses.

          As management deemed the exercise price for the Class A Warrants of $0.01 per share to be nominal, warrant proceeds are ignored and shares issuable upon Class A warrant exercise are included in the calculation of Class A basis weighted average common shares outstanding for the period.

          The computation of diluted earnings per share assumes the issuance of common stock for all potentially dilutive stock options and restricted stock units not classified as participating securities. As of December 31, 2014 there were 196,349 shares of Class A restricted stock units and 453,586 Class A stock options outstanding and considered to be potentially dilutive securities.

Class B

          There are no participating securities or potentially dilutive securities relating to the Class B Common Stock.

          As discussed in Note 2, all shares of our common stock outstanding prior to the Effective Date were cancelled pursuant to the Equity Plan. Although loss per share information for the years ended December 31, 2013 and 2012 is presented it is not comparable to the information presented for the year ended December 31, 2014 due to the changes in our capital structure.

          The components of the calculation of basic earnings per share and diluted earnings per share are as follows:

	For the year ended December 31,
	2014	2013	2012
Net loss	$(152,273)	$(638,230)	$(480,114)
Weighted average common shares outstanding:
Common stock — basic and diluted		30,482,818	30,339,258
Class A Common stock — basic and diluted(1)	212,507,963
Class B Common stock — basic and diluted(2)	21,372,197

(1)
The weighted average common shares outstanding for Class A Common Stock basic and diluted was calculated using no Class A Common Stock and no Class A Warrants outstanding for the period January 1, 2014 through August 4, 2014. 310,419,766 Class A Common Stock and 210,153,431 Class A Warrants were used in calculating the weighted average common shares outstanding for the period August 5, 2014 through December 31, 2014.

(2)
The weighted average common shares outstanding for Class B Common Stock basic and diluted was calculated using the common shares outstanding for each of the years in the two year period ended December 31, 2013 and for the period January 1, 2014 through August 4, 2014 and Class B Common Stock outstanding and Class B Warrants outstanding for the

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 4 — EARNINGS PER COMMON SHARE: (Continued)

  period August 5, 2014 through December 31, 2014. As of December 31, 2014 there are 2,908,149 Class B Warrants outstanding.

            For annual earnings per share calculations, there were no dilutive equity awards outstanding as of December 31, 2014, 2013 or 2012. Awards of 974,932, 1,041,723 and 2,383,896 shares of common stock for 2014, 2013 and 2012, respectively, were not included in the computation of annual diluted earnings per share because inclusion of these awards would be anti-dilutive.

  NOTE 5 — BUSINESS AND SEGMENT REPORTING:

            The Company is engaged primarily in the ocean transportation of crude oil and petroleum products in both the international market and the U.S. Flag trades through the ownership and operation of a diversified fleet of vessels. The shipping industry has many distinct market segments based, in large part, on the size and design configuration of vessels required and, in some cases, on the flag of registry. Rates in each market segment are determined by a variety of factors affecting the supply and demand for vessels to move cargoes in the trades for which they are suited. Tankers are not bound to specific ports or schedules and therefore can respond to market opportunities by moving between trades and geographical areas. The Company charters its vessels to commercial shippers and U.S. and foreign governments and governmental agencies primarily on voyage charters and on time charters.

            The Company has three reportable segments: International Crude Tankers, International Product Carriers and U.S. Flag vessels. Income/(loss) from vessel operations for segment reporting is defined as income/(loss) from vessel operations before general and administrative expenses, technical management transition costs, severance costs, goodwill and intangible assets impairment charges, and gain/(loss) on disposal of vessels, including impairment charges. The accounting policies followed by the reportable segments are the same as those followed in the preparation of the Company's consolidated financial statements.

            The U.S. Flag segment includes an International Flag Product Carrier that exited the U.S. Maritime Security Program in the fourth quarter of 2012 but was still owned by a U.S. domiciled corporation through June 30, 2014. As a result of the June 30, 2014 intercompany sale of the vessel to a Marshall Islands domiciled subsidiary of the Company, effective July 1, 2014, the results of this vessel, subsequent to its reflagging to the Marshall Islands in November 2012, were removed from the U.S. Flag segment and presented in the International Product Carriers segment for all periods presented.

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 5 — BUSINESS AND SEGMENT REPORTING: (Continued)

            Information about the Company's reportable segments as of and for each of the years in the three year period ended December 31, 2014 follows:

	International
	Crude Tankers	Product Carriers	Other	U.S.	Totals
2014
Shipping revenues	$363,331	$153,665	$22	$440,416	$957,434
Time charter equivalent revenues	228,295	118,669	22	414,373	761,359
Depreciation and amortization	56,210	26,850	2,114	66,584	151,758
Gain/(loss) on disposal of vessels, including impairments	8,017	(44)	1,970	589	10,532
Income/(loss) from vessel operations	65,532	3,429	(1,877)	121,649	188,733
Equity in income of affiliated companies	30,925	—	7,040	3,390	41,355
Investments in and advances to affiliated companies at December 31, 2014	277,816	11,334	42,286	3,427	334,863
Total assets at December 31, 2014	1,191,490	551,693	42,286	1,052,056	2,837,525
Expenditures for vessels	1,437	20,017	—	10,958	32,412
Payments for drydockings	5,286	6,792	—	25,739	37,817
2013
Shipping revenues	352,871	229,202	3,286	430,637	1,015,996
Time charter equivalent revenues	209,876	149,349	3,225	400,878	763,328
Depreciation and amortization	76,086	30,226	2,818	67,146	176,276
Gain/(loss) on disposal of vessels, including impairments	(328,146)	(38,395)	117	1,167	(365,257)
Goodwill and other intangibles impairment charge	(16,214)	—	—	—	(16,214)
Income/(loss) from vessel operations	(17,806)	22,510	(3,104)	113,433	115,033
Equity in income of affiliated companies	29,746	—	7,542	3,606	40,894
Investments in and advances to affiliated companies at December 31, 2013	271,009	4,505	44,278	3,535	323,327
Total assets at December 31, 2013	1,356,796	565,387	44,591	1,040,541	3,007,315
Expenditures for vessels	26,106	7,619	(3)	2,655	36,377
Payments for drydockings	8,003	2,270	—	11,751	22,024

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 5 — BUSINESS AND SEGMENT REPORTING: (Continued)

	International
	Crude Tankers	Product Carriers	Other	U.S.	Totals
2012
Shipping revenues	343,541	332,922	10,156	450,515	1,137,134
Time charter equivalent revenues	256,843	172,356	10,071	401,576	840,846
Depreciation and amortization	83,558	43,577	5,392	68,757	201,284
Gain/(loss) on disposal of vessels	(102,242)	(160,706)	8,085	(16,496)	(271,359)
Income/(loss) from vessel operations	(70,909)	(59,378)	(4,243)	118,664	(15,866)
Equity in income/(loss) of affiliated companies	18,658	—	11,378	3,450	33,486
Investments in and advances to affiliated companies at December 31, 2012	241,198	6,000	1,700	3,500	252,398
Total assets at December 31, 2012	1,739,740	642,379	2,333	1,101,720	3,486,172
Expenditures for vessels	33,488	18,567	6	543	52,604
Payments for drydockings	20,063	7,166	—	18,761	45,990

            The joint venture with four LNG Carriers is included in Other along with one chartered-in Chemical Carrier, which was redelivered to its owners in October 2013 and one owned Pure Car Carrier, which was disposed of in October 2012. The joint venture with two floating storage and offloading service vessels is included in the International Crude Tankers Segment.

            Reconciliations of time charter equivalent revenues of the segments to shipping revenues as reported in the consolidated statements of operations follow:

	For the year ended December 31,
	2014	2013	2012
Time charter equivalent revenues	$761,359	$763,328	$840,846
Add: Voyage expenses	196,075	252,668	296,288

Shipping revenues	$957,434	$1,015,996	$1,137,134

            Consistent with general practice in the shipping industry, the Company uses time charter equivalent revenues, which represents shipping revenues less voyage expenses, as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. Time charter equivalent revenues, a non-GAAP measure, provides additional meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it assists Company management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance.

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 5 — BUSINESS AND SEGMENT REPORTING: (Continued)

          Reconciliations of income/(loss) from vessel operations of the segments to loss before reorganization items and income taxes, as reported in the consolidated statements of operations follow:

	For the year ended December 31,
	2014	2013	2012
Total income/(loss) from vessel operations of all segments	$188,733	$115,033	$(15,866)
General and administrative expenses	(83,716)	(97,663)	(88,845)
Technical management transition costs	(3,427)	—	—
Severance and relocation costs	(17,020)	(3,097)	(3,163)
Goodwill and other intangibles impairment charge	—	(16,214)	—
Gain/(loss) on disposal of vessels, including impairments	10,532	(365,257)	(271,359)

Consolidated income/(loss) from vessel operations	95,102	(367,198)	(379,233)
Equity in income of affiliated companies	41,355	40,894	33,486
Other income/(expense)	426	849	(1,314)
Interest expense	(232,491)	(350)	(93,421)

Loss before reorganization items and income taxes	$(95,608)	$(325,805)	$(440,482)

          Reconciliations of total assets of the segments to amounts included in the consolidated balance sheets follow:

	At December 31,
	2014	2013
Total assets of all segments	$2,837,525	$3,007,315
Corporate cash and cash equivalents	389,226	601,927
Restricted cash	123,178	—
Other unallocated amounts	86,562	35,252

Consolidated total assets	$3,436,491	$3,644,494

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 5 — BUSINESS AND SEGMENT REPORTING: (Continued)

          Certain additional information about the Company's operations for each of the years in the three year period ended December 31, 2014 follows:

	Consolidated	International Flag	U.S. Flag
2014
Shipping revenues	$957,434	$517,018	$440,416
Total vessels, deferred drydock and other property at December 31, 2014	2,275,630	1,348,044	927,586
2013
Shipping revenues	1,015,996	585,359	430,637
Total vessels, deferred drydock and other property at December 31, 2013	2,416,600	1,466,970	949,630
2012
Shipping revenues	1,137,134	686,619	450,515
Total vessels, deferred drydock and other property at December 31, 2012	2,911,706	1,911,228	1,000,478

NOTE 6 — VESSELS, DEFERRED DRYDOCK AND OTHER PROPERTY:

          Vessels and other property consist of the following:

	As of December 31,
	2014	2013
Vessels, at cost	$2,804,179	$2,784,023
Accumulated depreciation	(603,603)	(495,391)

Vessels, net	2,200,576	2,288,632

Construction in progress	—	54,644
Other property, at cost	34,360	45,633
Accumulated depreciation and amortization	(21,719)	(29,557)

Other property, net	12,641	16,076

Total Vessels and other property	$2,213,217	$2,359,352

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 6 — VESSELS, DEFERRED DRYDOCK AND OTHER PROPERTY: (Continued)

          A breakdown of the carrying value of the Company's vessels, excluding construction in progress, by reportable segment and fleet as of December 31, 2014 and 2013 follows:

	As of December 31, 2014
	Cost	Accumulated Depreciation	Net Carrying Value		Average Vessel Age (by dwt)	Number of Owned Vessels
International Flag Crude Tankers
VLCCs (includes ULCC)	$681,743	$(187,139)	$494,604		10.1	9
Aframaxes	269,728	(66,800)	202,928		9.6	7
Panamaxes	128,564	(7,046)	121,518		12.3	8

Total International Flag Crude Tankers	1,080,035	(260,985)	819,050	(1),(4)	10.3	24
International Flag Product Carriers
Aframax	73,681	(1,191)	72,490		0.4	1
Panamax	196,472	(39,519)	156,953		6.1	4
Handysize	297,928	(39,879)	258,049		9.8	14

Total International Flag Product Carriers	568,081	(80,589)	487,492	(2),(4)	7.7	19

Total U.S. Flag Vessels	1,156,063	(262,029)	894,034	(3)	7.4	14

Fleet Total	$2,804,179	$(603,603)	$2,200,576		9.5	57

(1)
Includes one ULCC, eight VLCCs, seven Aframaxes and seven Panamaxes that are pledged as collateral under both the OIN Revolver Facility due on February 5, 2019 and the OIN Secured Term Loan due on August 5, 2019 with an aggregate carrying value of $802,604.

(2)
Includes one Aframax, four Panamaxes and 13 Handysize Product Carriers that are pledged as collateral under both the OIN Revolver Facility and the OIN Secured Term Loan with an aggregate carrying value of $478,473.

(3)
Includes one Handysize Product Carrier and eight ATB tug barge units that are pledged as collateral under the OBS ABL Facility due on February 5, 2019 and three Handysize Product Carriers that are pledged as collateral under the OBS Term Loan due on August 5, 2019. The OBS Term Loan has a second lien on the vessels pledged under the OBS ABL Facility and the OBS ABL Facility has a second lien on the vessels pledged under the OBS Term Loan. Vessels pledged as collateral under the OBS Term Loan and OBS ABL Facility have aggregate carrying values of $526,036. (See Note 10, "Debt," to these consolidated financial statements for additional information regarding secured loan facilities).

(4)
The International Flag Crude Tankers segment and the International Flag Product Carriers segment include vessels with an aggregate carrying value of $399,529 and $303,182, respectively, which the Company believes exceeds their aggregate market values of approximately $343,167 and $223,000, by $56,362 and $80,182, respectively.

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 6 — VESSELS, DEFERRED DRYDOCK AND OTHER PROPERTY: (Continued)

	As of December 31, 2013
	Cost	Accumulated Depreciation	Net Carrying Value	Average Vessel Age (by dwt)	Number of Owned Vessels
International Flag Crude Tankers
VLCCs (includes ULCC)	$722,863	$(164,911)	$557,952	10.5	11
Aframaxes (includes OSG Lightering fleet)	279,506	(57,403)	222,103	10.7	9
Panamaxes	145,168	—	145,168	11.1	9

Total International Flag Crude Tankers	1,147,537	(222,314)	925,223	10.6	29
International Flag Product Carriers
Panamax	196,470	(31,856)	164,614	5.1	4
Handysize	297,565	(26,602)	270,963	8.8	14

Total International Flag Product Carriers	494,035	(58,458)	435,577	7.6	18

Total U.S. Flag Vessels	1,142,451	(214,619)	927,832	6.4	14

Fleet Total	$2,784,023	$(495,391)	$2,288,632	9.8	61

          Vessel activity, excluding construction in progress, for the three years ended December 31, 2014 is summarized as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance at December 31, 2011	$3,776,344	$(818,555)	$2,957,789
Purchases and vessel additions	7,983	—
Transfers from construction in progress	189,105	—
Disposals and transfers to held for sale	(29,653)	25,104
Depreciation	—	(154,997)
Impairment	(635,966)	357,192

Balance at December 31, 2012	3,307,813	(591,256)	2,716,557
Purchases and vessel additions	2,809	—
Transfers from construction in progress	71,553	—
Disposals	(4,951)	1,837
Depreciation	—	(133,197)
Impairment	(593,201)	227,225

Balance at December 31, 2013	2,784,023	(495,391)	2,288,632
Purchases and vessel additions	27,236	—
Transfers from construction in progress	62,475	—
Disposals	(69,555)	4,808
Depreciation	—	(113,020)

Balance at December 31, 2014	$2,804,179	$(603,603)	$2,200,576

          The total of purchases and vessel additions and transfers from construction in progress will differ from expenditures for vessels as shown in the consolidated statements of cash flows because of expenditures for vessels remaining under construction at the beginning and end of each respective period.

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 6 — VESSELS, DEFERRED DRYDOCK AND OTHER PROPERTY: (Continued)

Vessel Impairments

International Fleet

          In evaluating whether or not events or circumstances existing during the fourth quarter of 2014 resulted in a triggering event for impairment testing to the International Flag fleet, Management gave consideration to average TCE rates earned by the Company's vessels versus the Company's 2014 budget, near term rate forecasts, and significant changes in third party valuation appraisals of vessels. Management noted a decline in valuations for certain of its Handysize Product Carriers and determined that four such vessels (built between 2009 and 2011) having market valuations below their carrying values at December 31, 2014 should be tested for impairment. Based on tests performed, it was determined that the vessels will generate undiscounted cash flows in excess of their December 31, 2014 carrying values over the remainder of their useful lives. In developing estimates of future cash flows, the Company made assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, drydocking requirements, residual value and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. The estimated daily time charter equivalent rates used for unfixed days were based on a combination of (i) internally forecasted rates that are consistent with forecasts provided to the Company's senior management and Board of Directors, and (ii) the trailing 12-year historical average rates, based on quarterly average rates published by a third party maritime research service. The internally forecasted rates are based on management's evaluation of current economic data and trends in the shipping and oil and gas industries. Management chose to use the published 12-year historical average rates in its current year assumptions as opposed to the 10-year historical average rates that have been used in 2013 and 2012 because it is management's belief that the 12-year period captures an even distribution of strong and weak charter rate periods which results in an average mid-cycle rate that is more in line with management's forecast of a return to stronger charter rate levels in the medium term. Recognizing that the transportation of crude oil and petroleum products is cyclical and subject to significant volatility based on factors beyond the Company's control, management believes the use of estimates based on the combination of internally forecasted rates and 12-year historical average rates calculated as of the reporting date to be reasonable.

          Management also gave consideration as to whether other events or changes in circumstances had occurred since December 31, 2013 that could indicate that the carrying amounts of the remaining vessels in its International Flag fleet may not be recoverable as of December 31, 2014. Management concluded that no such events had occurred to warrant a change in the assumptions from those utilized in the December 31, 2013 test.

          At December 31, 2013, Management determined that certain events had occurred during the fourth quarter of 2013 with respect to certain vessels within the Company's International Flag fleet that Management viewed as impairment indicators, triggering the need for an impairment assessment as of December 31, 2013. Such events included (i) the Company's intentions relative to two older, non-core Aframaxes employed in Lightering through 2013, specifically, management's assessment of whether or not the Company would drydock and continue to trade such vessels, given the current and expected rate environment, (ii) a significant year-over-year decline in third party valuation appraisals of three Aframaxes that are not pledged as collateral under certain secured facilities and all nine older Panamaxes in the Company's International Flag fleet and (iii) the inability to reach mutually agreeable terms on how the Company might refinance the pre-petition

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 6 — VESSELS, DEFERRED DRYDOCK AND OTHER PROPERTY: (Continued)

secured term loan facilities the Company had with certain banks in order to retain the five VLCCs, three Aframaxes, five MRs and two LR1s securing these loans after emergence from bankruptcy protection.

          Accordingly, the Company performed impairment tests on 29 of its owned operating International Crude and Products vessels as of December 31, 2013, including five Product Carriers for which impairment charges were taken in 2012. In developing estimates of future cash flows, the Company made assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, drydocking requirements, residual value and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. Management prepared undiscounted cash flows weighted based on probabilities assigned to possible outcomes for the vessels, including a probability that all the vessels will continue to be held for use for the remainder of their useful lives and a probability that such vessels will be sold or transferred to the respective lenders at fair value during 2014. Specifically, in estimating future charter rates, management took into consideration rates currently in effect for existing time charters and estimated daily time charter equivalent rates for each vessel class for the unfixed days over the estimated remaining lives of each of the vessels. The estimated daily time charter equivalent rates used for unfixed days were based on a combination of (i) internally forecasted rates that are consistent with forecasts provided to the Company's senior management and Board of Directors, and (ii) the trailing 10-year historical average rates, based on quarterly average rates published by a third party maritime research service. The internally forecasted rates were based on management's evaluation of then current economic data and trends in the shipping and oil and gas industries. In addition, the Company took into consideration the potentially favorable impact of the Lender Plan Support Agreement which increased the probability that the fifteen vessels securing the pre-petition term loans would continue to be held for use as part of the International Flag fleet. In estimating the fair value of the vessels for the purposes of step 2 of the impairment tests, the Company utilized a market approach consisting of using an average of three third party appraisals net of a customary 2% broker commissions. Based on the tests performed, impairment charges totaling $365,976 were recorded on two VLCCs, two Aframaxes and two LR1s that were pledged as collateral under the term loans and nine Panamaxes to write-down their carrying values to their estimated fair values at December 31, 2013. Such impairment charges include $211,491 applicable to vessels that are pledged as collateral under the above referenced pre-petition secured term loans.

          Management also gave consideration as to whether other events or changes in circumstances had occurred since December 31, 2012 that could indicate that the carrying amounts of the remaining vessels in its International Flag fleet may not be recoverable as of December 31, 2013. Management concluded that no such events had occurred to warrant a change in the assumptions from those utilized in the December 31, 2012 test.

          In connection with the goodwill and intangible assets impairment tests performed as of December 31, 2013 (see Note 9, "Intangible Assets"), the Company also recorded a write down aggregating $462 on transportation equipment utilized in the full-service operations of the Company's International Crude Lightering business.

          At December 31, 2012, the Company gave consideration to events or changes in circumstances that could indicate that the carrying amounts of the vessels in the Company's International Flag fleet may not be recoverable, including factors such as the impact of the

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 6 — VESSELS, DEFERRED DRYDOCK AND OTHER PROPERTY: (Continued)

Chapter 11 Cases, as well as the fact that average spot rates achieved in the Company's International Flag segments continued to face downward pressure since the industry's cyclical downturn that began in the fourth quarter of 2008. These factors combined with the likelihood that the current markets would continue in the near term, putting continued pressure on second hand tanker values, were indicators warranting impairment tests of the Company's International Flag fleet as of December 31, 2012. Accordingly, the Company performed impairment tests on all of its owned operating and newbuild International Crude and Products vessels as of December 31, 2012. The forecasted rates used in the impairment test performed at December 31, 2012 were lower than those used during the prior quarters of 2012 as there was increasing evidence (as noted in forecasts published by analysts at the time) that the recovery in the Crude and Products markets would be both delayed and not as pronounced, thus delaying recovery to historical averages. The Company also took into consideration the Company's long-term intentions relative to certain of its older or non-core vessels, including management's assessment of whether the Company would drydock and continue to trade them given the then existing and expected weak rate environment. In developing estimates of future cash flows, the Company made assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, drydocking requirements, residual value and the estimated remaining useful lives of the vessels. These assumptions were based on historical trends as well as future expectations. The basis for estimating daily time charter equivalent rates for fixed and unfixed days were consistent with those described above. In estimating the fair value of the vessels for the purposes of step 2 of the impairment tests, the Company utilized a market approach by using third party appraisals. Based on the tests performed, impairment charges totaling $278,345, including $608 recorded as a reduction in deferred drydock costs, were recorded on one ULCC, two VLCCs, two International Flag Aframaxes engaged in lightering in the U.S. Gulf and ten Handysize Product Carriers (including $94,288 applicable to five Handysize Product Carriers that are pledged as collateral under certain term loans the Company was party to at the time) to write-down their carrying values to their estimated fair values at December 31, 2012.

U.S. Flag Fleet

          The Company also considered the need to test its U.S. Flag fleet for impairment as of December 31, 2014, 2013 and 2012, but did not identify events or changes in circumstances that warranted impairment testing. Factors considered included the positive impact of the resolution of uncertainties concerning two ATB assets employed in the Delaware Bay Lightering business in the third quarter of 2012, the overall turnaround in the Company's U.S. Flag business over the past four years and the lack of similar downward rate pressure as that seen in the international markets during the same period. Specifically, since 2012 spot rates have continued to increase due to increasing demand for Jones Act tankers and barges resulting from the emerging trade in U.S. Shale Oil. As a result, the Company's U.S. Flag ATB's have been able to secure term charter business at rates that are sufficient to recover their carrying values. U.S. Flag market fundamentals are expected to remain strong during 2015 as there are currently no idle vessels in the marketplace.

          In December 2012, the Company recognized an impairment charge of $1,037 to write-down the carrying value of a spare tug boat that had been idle since mid-2011 to its estimated sales price less costs to dispose. This tug boat was subsequently delivered to buyers in April 2013.

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 6 — VESSELS, DEFERRED DRYDOCK AND OTHER PROPERTY: (Continued)

Vessel Deliveries

          During the year ended December 31, 2014, the Company completed construction of an International Flag LR2, which is a coated Aframax. During the year ended December 31, 2013, the Company completed construction of an International Flag Aframax. During 2012, the Company completed construction of a VLCC and an International Flag Handysize Product Carrier.

Vessel Sales

          For the year ended December 31, 2014, the Company recognized a gain on disposal of vessels of $10,532 including a gain of $10,325 relating to the sale of five International Flag Crude Tankers including two VLCCs, a Panamax and two Aframaxes which had been employed in Lightering operations. The Company recognized a gain on disposal of vessels of $1,167 for the year ended December 31, 2013 relating to the sale of vessel engine parts and the spare U.S. Flag tug boat referred to above. In the fourth quarter of 2012, the Company delivered its Car Carrier, the Overseas Joyce, to buyers and recognized a gain of approximately $8,078 on this sale.

          Drydocking activity for the three years ended December 31, 2014 is summarized as follows:

	For the year ended December 31,
	2014	2013	2012
Balance at January 1	$57,248	$74,418	$66,023
Payments for drydocking	37,817	22,024	45,990

Sub-total	95,065	96,442	112,013
Drydock amortization	(30,288)	(32,648)	(34,382)
Amounts recognized upon sale/redelivery of vessels and non-cash adjustments	(2,364)	(6,546)	(2,605)
Impairments	—	—	(608)

Balance at December 31	$62,413	$57,248	$74,418

NOTE 7 — EQUITY METHOD INVESTMENTS:

          Investments in affiliated companies include joint ventures accounted for using the equity method. As of December 31, 2014, the Company had an approximate 50% interest in two joint ventures. One joint venture operates four LNG Carriers. The other joint venture converted two ULCCs to Floating, Storage and Offloading Service Vessels. In addition, the Company has a 37.5% interest in Alaska Tanker Company, LLC, which manages vessels carrying Alaskan crude for BP.

Floating Storage and Offloading Service ("FSO") Vessels

          Maersk Oil Qatar AS ("MOQ") awarded two service contracts to a joint venture between OSG and Euronav NV to provide to MOQ two vessels, the FSO Asia and the FSO Africa, to perform FSO services in the Al Shaheen field off shore Qatar after each vessel had been converted to an FSO. The Company has a 50% interest in this joint venture, held indirectly by OSG International, Inc. The joint venture financed the purchase of the vessels from each of Euronav NV and OSG and their conversion costs through partner loans and long-term bank financing, which was secured by,

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 7 — EQUITY METHOD INVESTMENTS: (Continued)

among other things, the service contracts and the FSOs themselves. Approximately $145,396 and $196,500 was outstanding under this secured facility as of December 31, 2014 and 2013, respectively, with the outstanding amount of this facility being subject to acceleration, in whole or in part, on termination of one or both of such service contracts. On August 29, 2013 the long-term bank financing agreement was amended and restated to, among other things, reschedule a $45,000 balloon payment due on August 30, 2013 to be paid in seven quarterly installments of $6,250, with the first installment due November 30, 2013, with a final payment of $1,250 due on August 31, 2015 and increase the margin on such debt by 50 basis points. In connection with the secured bank financing, the partners severally issued 50% guarantees. As of both December 31, 2014 and 2013, the carrying value of the Company's guaranty, which is included in other liabilities in the accompanying balance sheet, was $0.

          On October 1, 2012, the FSO Africa commenced a new five-year FSO services contract with MOQ, replacing the existing service contract that was originally scheduled to expire in August 2013. The new service contract provides for an increase in the daily hire rate to the same daily hire rate schedule as for the existing service contract for the FSO Asia.

          The joint venture entered into floating-to-fixed interest rate swaps with major financial institutions all of which were being accounted for as cash flow hedges as of December 31, 2009. The interest rate swaps, covering notional amounts aggregating $254,308 and $304,472 at December 31, 2014 and 2013, respectively, pay fixed rates of 3.9% and receive floating rates based on LIBOR. These agreements have maturity dates ranging from July to September 2017. As a result of the delays in the completion of conversion and commencement of the service contract for the FSO Africa the Company concluded in the first quarter of 2010, that it was no longer probable that the forecasted transaction applicable to the FSO Africa swaps would occur. Accordingly, as a result of the de-designation of the FSO Africa swaps, amounts previously included in accumulated comprehensive loss and all subsequent changes in the market value of the swaps have been recognized in the joint venture's statement of operations. The Company's share of such (gains)/losses recognized in equity in income from affiliated companies for the years ended December 31, 2014, 2013 and 2012 were $470, $(280), and $2,216, respectively. As of December 31, 2014 and 2013, the joint venture had a liability of $13,665 and $22,083, respectively, for the fair value of the swaps associated with the FSO Africa and FSO Asia. The Company's share of the effective portion of such amounts, aggregating $2,944 and $5,064 at December 31, 2014 and 2013, respectively, is included in accumulated other comprehensive loss in the accompanying consolidated balance sheet and is associated with the FSO Asia swaps only since the swaps associated with the FSO Africa were de-designated and deemed to be ineffective.

LNG Joint Venture

          In November 2004, the Company formed a joint venture with Qatar Gas Transport Company Limited (Nakilat) ("QGTC") whereby companies in which OSG holds a 49.9% interest ordered four 216,200 cbm LNG Carriers. Upon delivery in late 2007 and early 2008, these vessels commenced 25-year time charters to Qatar Liquefied Gas Company Limited (II) ("QG II"). QTGC subsequently contributed its ownership interests in the joint venture to its wholly owned subsidiary, Nakilat Marine Services Ltd. ("NMS"). The aggregate construction cost for such newbuildings was financed by the joint venture through long-term bank financing that is nonrecourse to the partners and partner contributions. Approximately $715,378 and $750,576 was outstanding under this secured facility as of December 31, 2014 and 2013. The joint venture has entered into floating-to-fixed interest rate

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 7 — EQUITY METHOD INVESTMENTS: (Continued)

swaps with a group of major financial institutions pursuant to which it pays fixed rates of approximately 4.9% and receives a floating rate based on LIBOR. The interest rate swaps agreements have maturity dates ranging from July to November 2022 and cover notional amounts aggregating $693,072 and $727,663 at December 31, 2014 and 2013, respectively. These swaps are being accounted for as cash flow hedges. As of December 31, 2014 and 2013, the joint venture recorded a liability of $116,819 and $108,725, respectively, for the fair value of these swaps. The Company's share of the effective portion of the fair value of these swaps, $58,240 and $54,199 at December 31, 2014 and 2013, respectively, is included in accumulated other comprehensive loss in the accompanying consolidated balance sheets.

          In September 2012, the LNG joint venture entered into charter addendums to, among other things; increase the operating expense portion of the charter hire rates on the LNG Carriers retroactively from June 1, 2010. The Company's share of the retroactive increases recognized in equity in income from affiliates for the year ended December 31, 2012 was $4,103.

          See Note 11, "Fair Value of Financial Instruments, Derivatives and Fair Value Disclosures," and Note 15, "Accumulated Other Comprehensive Loss," for additional disclosures relating to the FSO and LNG joint venture interest rate swap agreements.

Alaska Tanker Company

          In the first quarter of 1999, OSG, BP, and Keystone Shipping Company formed Alaska Tanker Company, LLC ("ATC") to manage the vessels carrying Alaskan crude oil for BP. ATC provides marine transportation services in the environmentally sensitive Alaskan crude oil trade. Each member in ATC is entitled to receive its respective share of any incentive charter hire payable by BP to ATC.

          A condensed summary of the combined assets and liabilities of the equity method investments follows:

	As of December 31,
	2014	2013
Current assets	$165,931	$197,625
Vessels, net	1,512,559	1,576,692
Other assets	57,982	53,274

Total assets	$1,736,472	$1,827,591

Current liabilities	155,408	179,913
Long-term debt and other non-current liabilities	1,415,798	1,548,484
Equity	165,266	99,194

Total liabilities and equity	$1,736,472	$197,625

          As of December 31, 2014 and 2013, the affiliated companies in which OSG held an equity interest had total bank debt outstanding of $860,774 and $947,076, respectively, of which $715,378 and $750,576, respectively, was nonrecourse to the Company. The Company's percentage interest in the equity method investments with bank debt approximates 50%.

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 7 — EQUITY METHOD INVESTMENTS: (Continued)

          A condensed summary of the results of operations of the equity method investments follows:

	For the year ended December 31,
	2014	2013	2012
Shipping revenues	$383,424	$384,040	$368,802
Ship operating expenses	(249,704)	(248,924)	(240,950)

Income from vessel operations	133,720	135,116	127,852
Other expense	(1,735)	(1,588)	(1,419)
Interest expense	(51,024)	(54,007)	(65,936)

Net income	$80,961	$79,521	$60,497

NOTE 8 — VARIABLE INTEREST ENTITIES ("VIEs"):

          At December 31, 2014, the Company participates in six commercial pools and three joint ventures. Commercial pools operate a large number of vessels as an integrated transportation system, which offers customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Participants in the commercial pools contribute one or more vessels and generally provide an initial contribution towards the working capital of the pool at the time they enter their vessels. The pools finance their operations primarily through the earnings that they generate.

          The Company enters into joint ventures to take advantage of commercial opportunities. The Company has entered into three joint ventures with different partners (see Note 7, "Equity Method Investments"). In each joint venture, the Company has the same relative rights and obligations and financial risks and rewards as its partners. The Company evaluated all nine arrangements to determine if they were variable interest entities ("VIEs"). The Company determined that two of the pools and one of the joint ventures met the criteria of a VIE and, therefore, the Company reviewed its participation in these VIEs to determine if it was the primary beneficiary of any of them.

          The Company reviewed the legal documents that govern the creation and management of the VIEs described above and also analyzed its involvement to determine if the Company was a primary beneficiary in any of these VIEs. A VIE for which the Company is determined to be the primary beneficiary is required to be consolidated in its financial statements.

          The formation agreements for each of the two commercial pools are similar and state that the board of each pool has decision making power over their significant decisions. In addition, all such decisions must be approved unanimously by the respective boards. Since the Company shares power to make all significant economic decisions that affect these pools and does not control a majority of either of the boards, the Company is not considered a primary beneficiary of either of the pools.

          The FSO joint venture described in Note 7, "Equity Method Investments," was determined to be a VIE. The formation agreements of the joint venture state that all significant decisions must be approved by the majority of the board. As a result, the Company shares power to make all significant economic decisions that affect this joint venture and does not control a majority of the board and is not considered a primary beneficiary. Accordingly, the Company accounts for this investment under the equity method of accounting.

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 8 — VARIABLE INTEREST ENTITIES ("VIEs"): (Continued)

          The joint venture's formation agreements require the Company and its joint venture partner to provide financial support as needed. The Company has provided and will continue to provide such support as described in Note 7, "Equity Method Investments."

          The following table presents the carrying amounts of assets and liabilities in the balance sheet related to the VIEs described above as of December 31, 2014 and 2013:

	As of December 31,
	2014	2013
Investments in Affiliated Companies	$276,856	$275,261

          In accordance with accounting guidance, the Company evaluated its maximum exposure to loss related to these VIEs by assuming a complete loss of the Company's investment in and advances to these VIEs and that it would incur an obligation to repay the full amount of the VIE's outstanding secured debt and swap liabilities. The table below compares the Company's liability in the consolidated balance sheet to the maximum exposure to loss at December 31, 2014.

	Consolidated Balance Sheet	Maximum Exposure to Loss
Other Liabilities	$—	$356,400

          In addition, as of December 31, 2014, the Company had approximately $35,859 of trade receivables from pools that were determined to be VIEs. These trade receivables, which are included in voyage receivables in the accompanying consolidated balance sheet, have been excluded from the above tables and the calculation of OSG's maximum exposure to loss. The Company does not record the maximum exposure to loss as a liability because it does not believe that such a loss is probable of occurring as of December 31, 2014. Further, the joint venture debt is secured by the joint venture's FSOs. Therefore, the Company's exposure to loss under its several guarantee would first be reduced by the fair value of such FSOs.

NOTE 9 — INTANGIBLE ASSETS:

Intangible Assets

          Intangible assets activity for three years ended December 31, 2014 is summarized as follows:

	International Crude Tankers Segment	U.S. Flag Segment	Other	Total
Balance at January 1, 2012	$7,625	$69,277	$256	$77,158
Amortization	(500)	(4,667)	(16)	(5,183)
Balance at December 31, 2012	7,125	64,610	240	71,975
Amortization	(500)	(4,667)	(16)	(5,183)
Impairment loss	(6,625)	—	—	(6,625)

Balance at December 31, 2013	—	59,943	224	60,167
Amortization	—	(5,126)	(224)	(5,350)

Balance at December 31, 2014	$—	$54,817	$—	$54,817

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 9 — INTANGIBLE ASSETS: (Continued)

          As discussed in Note 3, "Summary of Significant Accounting Policies," the Company's intangible assets consist primarily of long-term customer relationships acquired as part of the 2006 purchase of Maritrans, Inc. and the 2007 purchase of the Heidmar Lightering business. The Company's re-organization planning discussed in Note 3 was determined to be an impairment triggering event under the ASC 360, Property, Plant, and Equipment, held-for-use model for the long-lived asset group relating to the Company's full service International Crude Tankers Lightering business as of December 31, 2013. The full service International Crude Tankers Lightering business assets were tested as a group because the cash flows relating to this business are largely independent of the cash flows of other groups of assets and liabilities. The assets of the full service International Crude Tankers Lightering business include the customer relationship intangible assets, an Aframax vessel (the Overseas Eliane) and transportation equipment used to service the customers in the full service Lightering business. As such, the carrying values and cash flows that were included in the impairment test are solely the assets and cash flows related to the full service Lightering business. Based on the estimated cash flows used to measure the fair value of the asset group, the Company recorded an impairment charge of $6,625 representing the full value of the customer relationships intangible assets related to the full service International Crude Tankers Lightering business in the quarter ended December 31, 2013. Refer to Note 6, "Vessels, Deferred Drydock and Other Property," for a discussion on the impairment charges allocated to the transportation equipment used in this business.

          The gross intangible assets were $92,000 and $93,331 at December 31, 2014 and 2013, respectively. Accumulated amortization was $37,183 and $33,164 at December 31, 2014 and 2013, respectively. Amortization of intangible assets for the five years subsequent to December 31, 2014 is expected to approximate $4,600 per year.

NOTE 10 — DEBT:

          Debt consists of the following:

	As of December 31,
	2014(1)	2013(2)
OBS term loan, net of unamortized discount of $1,480	$598,505	$—
OIN term loan, net of unamortized discount of $1,071	624,162	—
8.125% notes due 2018, net of unamortized discount of $2,898 (2013)	300,000	297,102
7.50% notes due 2024	784	146,000
7.50% Election 1 notes due 2021	6,508	—
7.50% Election 2 notes due 2021	138,708	—
Unsecured revolving credit facility	—	1,489,000
8.75% Debentures due 2013, net of unamortized discount of $11 (2013)	—	63,592
Floating rate secured term loans, due 2016 through 2023	—	565,956

Total debt	1,668,667	2,561,650
Less current portion	12,314	—

Long-term portion	$1,656,353	$2,561,650

(1)
The weighted average effective interest rate for debt outstanding as of December 31, 2014 was 6.21%.

(2)
Classified as liabilities subject to compromise as of December 31, 2013.

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 10 — DEBT: (Continued)

Exit Financing Facilities

          Capitalized terms used hereafter have the meaning given in this prospectus or in the respective transaction documents referred to below. As discussed in Note 2, "Chapter 11 Filing and Emergence from Bankruptcy," the Exit Financing Facilities include (i) the OBS ABL Facility — a secured asset-based revolving loan facility of $75,000, (ii) the OBS Term Loan — a secured term loan of $603,000, and (iii) the OIN Term Loan and OIN Revolver Facility — a secured term loan facility of $628,375 and a revolving loan facility of $50,000. On August 5, 2014, the available amounts under each of the OBS Term Loan and OIN Term Loan were drawn in full. As of December 31, 2014, no amounts had been drawn under the OBS ABL Facility or the OIN Revolver Facility.

          The OBS Term Loan provides that OBS may request an increase of the term loan commitment by an amount which may not exceed the greater of (i) $75,000 and (ii) an additional amount, if, after giving effect to the increase of such additional amount on a Pro Forma Basis, OBS is in compliance with a stated ratio for the Test Period most recently ended for which financial statements have been delivered to the Administrative Agent, provided that, among other terms and conditions, (a) no Default shall have occurred and be continuing or would occur after giving effect to such commitment increase and (b) immediately after giving effect to such increase, OBS shall be in compliance with the Loan to Value Test. However, no individual Lender is obligated to increase the amount of their loan commitment thereunder.

          The OBS ABL Facility provides that OBS may request an increase of the revolving term loan commitments by up to $25,000, provided that among other terms and conditions, (a) no Default shall have occurred and be continuing or would occur after giving effect to such commitment increase and (b) immediately before and after giving effect to such increase, Suppressed Availability may not be less than $10,000. However, no individual Lender is obligated to increase the amount of their loan commitment thereunder.

          The OIN Term Loan and OIN Revolver Facility (collectively, the "OIN Facilities") provides that the borrowers thereunder may request an increase of the term loan and revolving loan commitments by an amount which may not exceed, collectively, the greater of (i) $75,000 and an additional amount, if, after giving effect to the increase of such additional amount, on a Pro Forma Basis, OIN is in compliance with a stated ratio for the Test Period most recently ended for which financial statements have been delivered to the Administrative Agent, provided that among other terms and conditions, (a) no Default shall have occurred and be continuing or would occur after giving effect to such commitment increase and (b) immediately after giving effect to such increase, OIN shall be in compliance with the Loan to Value Test. However, no Lender is obligated to increase the amount of their loan commitment thereunder, and the borrowers thereunder may not obtain more than a $25,000 increase in the revolving loan commitments.

          Interest on the Exit Facilities is calculated, at the Company's option, based upon (i) an alternate base rate ("ABR") plus the applicable margin or (ii) Adjusted LIBOR plus the applicable margin. ABR is defined as the highest of (i) the Base Rate (i.e., the prime rate published in The Wall Street Journal), (ii) the Federal Funds Effective Rate plus 0.50%, (iii) the one-month Adjusted LIBOR Rate plus 1.00% and (iv) in the case of the OBS Term Loan, the OIN Term Loan and the OIN Revolver Facility, 2.00% per annum. The OBS ABL Facility applicable margin varies based upon undrawn availability under the commitment and is subject to certain pricing adjustments. The OBS ABL Facility provides for quarterly payment of commitment fees at a rate of 0.50% for each quarter

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 10 — DEBT: (Continued)

during which the daily average Total Revolving Exposure is less than 50% of Total Revolving Commitments or 0.375% for each quarter during which the daily average the Total Resolving Exposure is greater than or equal to 50% of Total Revolving Commitments. The OIN Revolver Facility provides for quarterly payment of commitment fees at a rate of 0.50% of the average daily unused amount of each lenders Revolving Commitments.

          The applicable margins and floor interest rates for each Exit Financing Facility is as follows:

Flag	U.S Flag				International Flag
Facility	OBS ABL Facility		OBS Term Loan		OIN Term Loan		OIN Revolver Facility
Rate	ABR	LIBOR	ABR	LIBOR	ABR	LIBOR	ABR	LIBOR
Floor	None	None	2.00%	1.00%	2.00%	1.00%	2.00%	1.00%
Applicable Margin	1.25%–1.75%	2.25%–2.75%	3.25%	4.25%	3.75%	4.75%	3.50%	4.50%

          During the year ended December 31, 2014, the Company paid issuance and deferred financing fees aggregating $2,748 and $51,963, respectively, for the Exit Financing Facilities. Issuance costs incurred by the Exit Facilities lenders ("Exit Facilities Lenders"), or on behalf of the Exit Facilities Lenders, have been treated as a reduction of the debt proceeds. (See Note 3, "Summary of Significant Accounting Policies" for additional information relating to deferred financing charges).

          Interest expense, including amortization of issuance and deferred financing costs, for the year ended December 31, 2014 was $32,367 for the Exit Financing Facilities comprised of $15,282 relating to the OBS Term loan and OBS ABL Facility and $17,085 relating to the OIN Term Loan and OIN Revolver Facility. Interest paid for the year ended December 31, 2014 was $8,094 and $9,239 for the OBS Term Loan and the OIN Term Loan, respectively.

          The OBS Term Loan and the OIN Term Loan amortize in equal quarterly installments in aggregate annual amounts equal to 1% of the original principal amount of the loans. Each of the Exit Financing Facilities stipulates if annual aggregate cash proceeds of asset sales exceed $5,000, cash proceeds from each such sale are required to be reinvested in fixed or capital assets within twelve months of such sale or be used to prepay the principal balance outstanding of the Exit Financing Facilities. See Note 3, "Summary of Significant Accounting Policies," for additional information relating to restricted cash as of December 31, 2014. Beginning with the annual period commencing January 1, 2015, the OBS Term Loan and the OIN Term Loan are subject to additional mandatory annual prepayments in an aggregate principal amount of up to 50% of Excess Cash Flow.

          The OBS Term Loan and the OIN Term Loan mature on August 5, 2019 and the OBS ABL Facility and the OIN Revolver Facility mature on February 5, 2019. The maturity dates for the Exit Financing Facilities are subject to acceleration upon the occurrence of certain events, including a change in control event or other events of default as defined in the respective loan agreements.

          The OIN Revolver Facility has a covenant to maintain the aggregate Fair Market Value of the Collateral Vessels at greater than or equal to $500,000 at the end of each fiscal quarter. The Company was in compliance with this covenant at December 31, 2014. None of the other Exit Financing Facilities have financial covenants. Each Exit Financing Facility contains certain restrictions relating to new borrowings, and the movement of funds between the borrowers and

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 10 — DEBT: (Continued)

OSG, who is not a borrower under the Exit Financing Facilities, as set forth in the respective loan agreements. Furthermore, drawdowns under the OBS ABL Facility are subject to certain limitations based upon the available borrowing base, as defined in the OBS ABL loan agreement.

Unsecured Revolving Credit Facility

          In 2006, the Company entered into a $1,800,000 seven year unsecured revolving credit agreement with a group of banks. Borrowings outstanding under this credit facility were $1,489,000 as of December 31, 2013 and immediately prior to emergence. The Company repaid the principal outstanding and contractual interest thereon (which includes default interest) on the Effective Date.

Unsecured Senior Notes

          8.75% Debentures (the "2013 Debentures") — These notes were issued on December 1, 1993 and the remaining balance consisted of $63,603 in face value, which matured on December 1, 2013. Borrowings outstanding under this credit facility and contractual interest thereon was paid on the Effective Date.

          The Company has the following separate series of unsecured notes issued and outstanding as of December 31, 2014.

          8.125% Notes (the "8.125% Notes") — These notes were issued on March 29, 2010 and consist of $300,000 in face value, which are due on March 30, 2018. As of the Effective Date, the 8.125% Notes were reinstated and contractual interest through the last missed coupon date was paid. The 8.125% Notes (i) are the Company's general, unsecured obligations and rank equally and ratably in right of payment with its existing and future unsecured senior indebtedness; (ii) may not be redeemed prior to their respective maturity dates; (iii) are subject to repurchase upon certain changes of ownership or control (as further described below); (iv) are subject to certain covenants and limitations, including that the Company may not, directly or indirectly, Incur, as such term (and all capitalized terms hereafter in this paragraph) are defined within the applicable indenture, assume or suffer to exist any Mortgage on or with respect to any property or assets, now owned or hereafter acquired, to secure any present or future Designated Debt without making effective provision for securing the notes in certain circumstances; and (v) restrict the Company's ability to merge or consolidate with another person. Upon a "Change of Control Triggering Event," which requires both a "Change of Control" and a "Rating Decline," as such terms are defined within the 8.125% Notes indenture, we would be obligated to make an offer to purchase all outstanding 8.125% Notes at a redemption price of 101% of the principal amount thereof plus accrued and unpaid interest thereon to the date of purchase. Additionally, upon certain Events of Default, the Trustee or the Holders of not less than 25% in aggregate principal amount of the outstanding 8.125% Notes may declare the entire unpaid principal of and accrued interest on the 8.125% Notes to be due and payable immediately.

          7.5% Notes (the "7.5% Notes") — These notes were issued on March 7, 2003 and consisted of $146,000 in face value, which were due on February 15, 2024. The Equity Plan provided for either a reinstatement of the 7.5% Notes and a cash payment equal to unpaid and overdue interest or an alternative distribution of new notes and cash payments as discussed in Note 2,"Chapter 11 Filing and Emergence from Bankruptcy."

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 10 — DEBT: (Continued)

          The Election 1 Notes have substantially the same terms as the 2024 Notes, other than the maturity date. The Election 2 Notes have substantially the same terms as the 2024 Notes, other than the (i) the maturity date and (ii) definitions and provisions related to a holder's right to require the Company to repurchase such holder's Election 2 Notes upon the occurrence of certain changes in the ownership or control of OSG. Under the Third Supplemental indenture, such right is triggered only upon the occurrence of both, a Change of Control and a Rating Decline (each as defined in the Third Supplemental Indenture). Both the Election 1 Notes and the Election 2 Notes (i) will accrue interest at the rate of 7.50% per annum from August 5, 2014, payable on February 15 and August 15 of each year, beginning on February 15, 2015, to holders of record on the immediately preceding February 1 and August 1; (ii) are the Company's general, unsecured obligations and rank equally and ratably in right of payment with its existing and future unsecured senior indebtedness; (iii) may not be redeemed prior to their respective maturity dates; (iv) are subject to repurchase upon certain changes of ownership or control (the provisions, of which, as noted above, are different between the two series of notes); (v) are subject to certain covenants and limitations, including that the Company may not, directly or indirectly, Incur as such term (and all capitalized terms hereafter in this paragraph) are defined within the applicable indenture, assume or suffer to exist any Mortgage on or with respect to any property or assets, now owned or hereafter acquired, to secure any present or future Designated Debt without making effective provision for securing the notes in certain circumstances; and (vi) restrict the Company's ability to merge or consolidate with another person.

          The following table summarizes contractual interest expense (including default interest, as applicable) and reorganization items relating to default interest and changes in estimates of allowed claims relating to the Unsecured Revolving Credit Facility and the Unsecured Senior Notes, as applicable, pursuant to the Equity Plan recognized during the year ended December 31, 2014. The table also summarizes total contractual interest paid for those periods:

	For the year ended December 31, 2014
	Unsecured Revolving Credit Facility	Unsecured Senior Notes
Contractual Interest (including default interest)	$78,625	$92,220
Reorganization expense	—	14,181

	$78,625	$106,401

          For the year ended December 31, 2013 no interest expense was recorded relating to the Unsecured Revolving Credit Facility and the Unsecured Senior Notes.

	For the year ended December 31, 2012
	Unsecured Revolving Credit Facility	Unsecured Senior Notes
Contractual Interest	$13,218	$36,825

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 10 — DEBT: (Continued)

Secured Term Loan Facilities

          The pre-reorganized OSG loan facilities included floating rate (based on LIBOR) secured terms loans with Danish Ship Finance ("DSF") and the Export-Import Bank of China ("CEXIM"), with principal outstanding as of the Petition Date aggregating $266,936 and $311,751, respectively. These facilities provided that the market values of the vessels pledged as collateral be compared with the outstanding loan balance semi-annually. The Company believed that the value of the collateral securing these loans as of the Petition Date was less than the outstanding balance of such loans and therefore classified these secured term loans and related accrued interest as liabilities subject to compromise in the consolidated balance sheet at December 31, 2013. As of December 31, 2013, the loan-to-value ratios were estimated to approximate 97% and 91%, respectively. Pursuant to the Bankruptcy Court orders [D.I. 0459 and 0460] issued on February 5, 2013, the Company made Adequate Protection Interest payments to CEXIM and DSF during the post-petition period in consideration for the lenders not repossessing the secured vessels. In accordance with ASC 852, no interest is accrued and/or paid on secured debt when the fair value of the underlying collateral is below the outstanding principal of the secured debt. Accordingly, the Adequate Protection Interest Payments had been classified as reductions of outstanding principal through the quarter ended March 31, 2014. Pursuant to the Equity Plan that provided for payment in full of principal outstanding under the Secured Loan Facilities as of the Petition Date, Adequate Protection Interest Payments made during the period from April 1, 2014 to December 31, 2014 are reflected as a component of operating activities in the consolidated statement of cash flows for the year ended December 31, 2014. For the year ended December 31, 2014 and December 31, 2013, the Company made Adequate Protection Interest Payments relating to the DSF and CEXIM secured term loans aggregating $9,466 and $12,731, respectively. The principal outstanding and unpaid accrued interest for the DSF and CEXIM secured term loans were repaid on the Effective Date.

          For the years ended December 31, 2014, 2013 and 2012 the Company recorded charges of $5,545, $0 and $3,316 respectively, relating to the DSF secured term loans. The charge for the year ended December 31, 2014 reflects interest expense relating to a) $4,662 of Adequate Protection Interest Payments, which had previously been classified as reductions of outstanding principal and b) $882 of post-petition interest for the period from the Company's last Adequate Protection Interest Payment dates through August 5, 2014 at the contractual interest rate. For the year ended December 31, 2014, the Company also recorded charges of $4,627 to reorganization items relating to a settlement of disputed default interest for the period from November 14, 2012 through August 5, 2014.

          For secured term loans with CEXIM, for the years ended December 31, 2014, 2013 and 2012 the Company recorded charges of $14,915, $0 and $8,588, respectively. The charge for the year ended December 31, 2014 reflects interest expense relating to a) $10,452 of Adequate Protection Interest Payments, which had previously been classified as reductions of outstanding principal and b) $4,462 of post-petition interest for the period from the Company's last Adequate Protection Interest Payment date through August 5, 2014 at the contractual interest rate. For the year ended December 31, 2014, the Company also recorded charges of $5,456 to reorganization items for a settlement of disputed default interest for the period from November 14, 2012 through August 5, 2014.

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 10 — DEBT: (Continued)

Letters of Credit

          The letter of credit of $9,146 issued in connection with certain arbitration proceedings the Company was involved in had been fully cash collateralized. Such cash collateral was considered restricted cash and was included in other assets in the consolidated balance sheet as of December 31, 2013. Upon settlement of the arbitration proceedings in the fourth quarter of 2014, the letter of credit was terminated and the previously restricted cash was reclassified to cash and cash equivalents.

          The aggregate annual principal payments required to be made on debt are as follows:

As of December 31, 2014
2015	$12,314
2016	12,314
2017	12,314
2018	312,314
2019	1,175,963
Thereafter	146,000

$1,671,219

          Interest paid, excluding capitalized interest, amounted to $209,716 in 2014, $0 in 2013 and $75,278 in 2012.

NOTE 11 — FAIR VALUE OF FINANCIAL INSTRUMENTS, DERIVATIVES AND FAIR VALUE DISCLOSURES:

          The following methods and assumptions were used to estimate the fair value of each class of financial instrument.

          Cash and cash equivalents — The carrying amounts reported in the consolidated balance sheets for interest-bearing deposits approximate their fair value.

          Debt — The fair values of the Company's publicly traded and non-public debt at December 31, 2014 are estimated based on quoted market prices. At December 31, 2013, all of the Company's debt was subject to compromise (see Note 10, "Debt") as a result of the Company's filing of the Chapter 11 Cases.

          Forward freight agreements and bunker swaps — The fair values of Forward Freight Agreements ("FFAs") and bunker swaps are the estimated amounts that the Company would receive or pay to terminate the agreements at the reporting date, which include an adjustment for the counterparty or the Company's credit risk, as appropriate, after taking into consideration any underlying collateral securing the agreements.

          Interest rate swaps and caps — The fair values of interest rate swaps and caps are the estimated amounts that the Company would receive or pay to terminate the swaps or caps at the reporting date, which include adjustments for the counterparty or the Company's credit risk, as appropriate, after taking into consideration any underlying collateral securing the swap or cap agreements.

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 11 — FAIR VALUE OF FINANCIAL INSTRUMENTS, DERIVATIVES AND FAIR VALUE DISCLOSURES: (Continued)

          ASC 820, Fair Value Measurements and Disclosures, relating to fair value measurements, defines fair value and established a framework for measuring fair value. The ASC 820 fair value hierarchy distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, essentially an exit price. In addition, the fair value of assets and liabilities should include consideration of non-performance risk, which for the liabilities described below includes the Company's own credit risk.

          The levels of the fair value hierarchy established by ASC 820 are as follows:

    Level 1 — Quoted prices in active markets for identical assets or liabilities

    Level 2 — Quoted prices for similar assets and liabilities in active markets or inputs that are observable

    Level 3 — Inputs that are unobservable (for example cash flow modeling inputs based on assumptions)

          The estimated fair values of the Company's financial instruments, other than derivatives that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, at December 31, 2014 and 2013, are as follows:

	December 31, 2014
	Fair Value	Level 1	Level 2
Cash(1)	$512,404	$512,404	$—
8.125% notes due 2018	(294,300)	—	(294,300)
7.5% notes due 2024	(626)	—	(626)
7.5% Election 1 notes due 2021	(5,511)	—	(5,511)
7.5% Election 2 notes due 2021	(131,773)	—	(131,773)
OBS Term loan	(589,863)	—	(589,863)
OIN Term loan	(618,981)	—	(618,981)

	December 31, 2013
Cash and cash equivalents	$601,927	$601,927	$—
Unsecured Senior Notes	$(559,441)	$—	$(559,441)

(1)
Includes restricted cash of $123,178.

          The Company's debt was included in liabilities subject to compromise as of December 31, 2013. Having filed the Chapter 11 Cases, the Company would not have been able to enter into credit facilities similar to its Unsecured Revolving Credit Facility and the floating rate Secured Term Loans. It was impractical to therefore obtain fair value estimates for such floating rate debt as of December 31, 2013 and such debt is excluded from the above table. The fair values of the Unsecured Senior Notes were derived from quoted market prices, but because the Unsecured

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 11 — FAIR VALUE OF FINANCIAL INSTRUMENTS, DERIVATIVES AND FAIR VALUE DISCLOSURES: (Continued)

Senior Notes are thinly traded in 2014 and 2013, the fair value estimates are considered to be Level 2 of the fair value hierarchy.

Derivatives

          The Company is exposed to certain risks relating to its ongoing business operations. The risks, managed by using derivative instruments, are volatility with respect to spot (voyage) charter rates, fuel prices, interest rates and foreign currency exchange rates.

Spot Market Rate Volatility Risk

          The Company entered into FFAs and bunker swaps with an objective to utilize them as (i) economic hedging instruments some of which qualified as cash flow hedges for accounting purposes that reduced its exposure to changes in TCE revenue earned by some of its vessels operating in the spot market; and (ii) from time to time for trading purposes to take advantage of short term fluctuations in the market. The FFAs and bunker swaps involved contracts to provide a fixed number of theoretical voyages at fixed rates, which generally ranged from one month to one year and settled monthly based on a published index. There were no contracts outstanding as of December 31, 2014 and 2013.

Fuel Price Volatility Risk

          The Company entered into stand-alone bunker swaps to protect the Company against future increases in fuel prices in the normal course of its International Crude Tankers Lightering business, which includes a number of fixed rate Contracts of Affreightment. These swap contracts, which did not qualify as cash flow hedges for accounting purposes, settled on a net basis at the end of each calendar month, based on the average daily closing prices, as quoted by the Baltic Exchange, of the commodity during each month. The Company closed its trading account and settled all open positions prior to the Petition Date. Accordingly, there were no bunker swap agreements outstanding as of December 31, 2014 and 2013.

Interest Rate Risk

          The Company uses interest rate caps and swaps for the management of interest rate risk exposure. The interest rate swaps effectively convert a portion of the Company's debt from a floating to a fixed rate and were designated and qualified as cash flow hedges. At December 31, 2014, OBS and OIN were party to two separate interest rate cap agreements ("Interest Rate Cap") each with a forward start date of February 15, 2015 with major financial institutions covering notional amounts of $375,000 and $400,000, respectively, to limit the floating interest rate exposure associated with their respective term loans. These agreements contain no leverage features. The OBS Interest Rate Cap has a cap rate of 2.5% through February 5, 2017, at which time the cap rate increases to 3.0% through the termination date of February 5, 2018. The OIN Interest Rate Cap has a cap rate of 2.5% through the termination date of February 5, 2017.

          At the Petition Date, the Company was a party to seven floating-to-fixed interest rate swaps with various major financial institutions covering notional amounts aggregating approximately $219,940, pursuant to which it paid fixed rates ranging from 3.3% to 4.7% and received floating rates based on LIBOR. These agreements contained no leverage features and had various final

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 11 — FAIR VALUE OF FINANCIAL INSTRUMENTS, DERIVATIVES AND FAIR VALUE DISCLOSURES: (Continued)

maturity dates ranging from December 2012 to August 2014. Two of the floating-to-fixed interest rate swap agreements with an aggregate notional value of $30,000 that were scheduled to mature in December 2012 were de-designated in September 2012. The related balances in accumulated other comprehensive loss aggregating $331 were reclassified into earnings during the quarter ended September 30, 2012.

          The filing of the Chapter 11 Cases (see Note 2, "Chapter 11 Filing and Emergence from Bankruptcy") constituted an event of default or termination under the seven interest rate swap agreements to which the Company was a party as of the Petition Date. Accordingly, on November 14, 2012, outstanding interest rate swap obligations (including accrued interest) totaling $3,566 were reclassified to liabilities subject to compromise on the consolidated balance sheet and the Company de-designated all of its interest rate swaps, other than those entered into by the joint ventures in which it participates, from hedge accounting. The related balances in accumulated other comprehensive loss aggregating $1,866 were reclassified into earnings as of the Petition Date. The outstanding interest rate swap obligations as of the Petition Date represented general unsecured claims against the Company which were settled at Emergence or shortly thereafter.

Tabular disclosure of derivatives location

          Derivatives are recorded in the December 31, 2014 balance sheet on a net basis by counterparty when a legal right of offset exists. The following table presents information with respect to the fair values of derivatives reflected in the December 31, 2014 balance sheet on a gross basis by transaction. As noted above, as a result of the Chapter 11 Cases, all derivative obligations outstanding as of the Petition Date were reclassified to liabilities subject to compromise as they represented general unsecured claims against the Company and are excluded from the balance sheet presentation below.

Fair Values of Derivative Instruments:

	December 31, 2014
	Asset Derivatives		Liability Derivatives
	Balance Sheet Location	Amount	Balance Sheet Location	Amount
Derivatives designated as hedging instruments:
Interest rate caps:
Long-term portion	Other assets	$2,115	Other liabilities	$—

Total derivatives designated as hedging instruments		2,115		—
Total derivatives not designated as hedging instruments		—		—

Total derivatives		$2,115		$—

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 11 — FAIR VALUE OF FINANCIAL INSTRUMENTS, DERIVATIVES AND FAIR VALUE DISCLOSURES: (Continued)

          The following tables present information with respect to gains and losses on derivative positions reflected in the consolidated statements of operations or in the consolidated statements of other comprehensive loss.

          The effect of cash flow hedging relationships recognized in other comprehensive income/(loss) excluding amounts reclassified from accumulated other comprehensive income (effective portion), including hedges of equity method investees, for the years ended December 31, 2014, 2013 and 2012 follows:

	For the year ended December 31,
	2014	2013	2012
Interest rate swaps	$(21,372)	$19,114	$(20,709)
Interest rate caps	(478)	—	—

Total	$(21,850)	$19,114	$(20,709)

          The effect of cash flow hedging relationships on the consolidated statements of operations is presented excluding hedges of equity method investees. The Company's interest rate cap agreements had no effect on the consolidated statement of operations for the year ended December 31, 2014. The effect of the Company's cash flow hedging relationships on the consolidated statement of operations for the year ended 2012 is shown below:

	Statement of Operations
	Effective Portion of Gain/(Loss) Reclassified from Accumulated Other Comprehensive Loss		Ineffective Portion
	Location	Amount of Gain/(Loss)	Location	Amount of Gain/(Loss)
Interest rate swaps	Interest expense	$(7,697)	Interest expense	$—

Total		$(7,697)		$—

          The effect of the gain/(loss) recognized on derivatives not designated as hedging instruments on the consolidated statements of operations, excluding hedges of equity method investees, for the years ended December 31, 2014, 2013 and 2012 are as follows:

		For the year ended December 31,
	Location	2014	2013	2012
FFAs and bunker swaps	Other income/(expense)	$—	$—	$1,376

Total		$—	$—	$1,376

          See Note 7, "Equity Method Investments," for additional information relating to derivatives held by the Company's equity method investees and Note 15, "Accumulated Other Comprehensive

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 11 — FAIR VALUE OF FINANCIAL INSTRUMENTS, DERIVATIVES AND FAIR VALUE DISCLOSURES: (Continued)

Loss," for disclosures relating to the impact of derivative instruments on accumulated other comprehensive loss.

Fair Value Hierarchy

          The following tables present the fair values, which are pre-tax, for assets and liabilities measured on a recurring basis (excluding investments in affiliated companies):

	At December 31, 2014
	Fair Value	Level 1	Level 2
Assets/(Liabilities):
Derivative Assets (interest rate caps)	$2,115	$—	$2,115	(1)

(1)
For interest rate caps, fair values are derived using valuation models that utilize the income valuation approach. These valuation models take into account contract terms such as maturity, as well as other inputs such as interest rate yield curves and creditworthiness of the counterparty and the Company.

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 11 — FAIR VALUE OF FINANCIAL INSTRUMENTS, DERIVATIVES AND FAIR VALUE DISCLOSURES: (Continued)

          The following table summarizes the fair values of items measured at fair value on a nonrecurring basis for the year ended December 31, 2013 (there were none for 2014):

	For the year ended December 31, 2013
Description	Fair Value	Level 2	Level 3	Total Impairment Charges
Assets
International Crude Tankers impairment
Vessels held for use(1)	$359,252	$359,252	$—	$(327,675)
Other fixed assets held for use(2)	$750	$—	$750	$(462)
Intangible assets(2)	$—	$—	$—	$(6,625)
Goodwill(3)	$—	$—	$—	$(9,589)
International Product Carriers impairment
Vessels held for use(1)	$67,947	$67,947	$—	$(38,301)

(1)
Aggregate pre-tax impairment charges of $365,976 were recorded in the fourth quarter of 2013, related to 15 vessels held for use in the International Crude Tanker and International Product Carriers segments. The fair value measurement used to determine the impairment for the vessels held for use was based upon a market approach, which utilized the expected sales prices of the vessels obtained from third party appraisals. Because sales of vessels occur somewhat infrequently, the expected sales prices are considered to be Level 2.

(2)
Aggregate pre-tax impairment charges of $7,087 were recorded in the fourth quarter of 2013, including $6,625 related to customer relationship intangible assets and $462 related to transportation equipment held for use in the International Crude Tanker's Lightering business. The fair value measurement used to determine the impairment for the intangible assets and equipment held for use was based upon the income approach, which utilized cash flow projections consistent with the most recent projections of the Company, and a discount rate equivalent to a market participant's weighted average cost of capital. Because the Company uses its own cash flow projections, the cash flow projections are considered to be Level 3.

(3)
Aggregate pre-tax impairment charges of $9,589 were recorded in the fourth quarter of 2013, related to goodwill of the International Crude Tanker's Lightering business. The fair value measurement used to determine the impairment for goodwill was based upon the income approach, which utilized cash flow projections consistent with the most recent projections of the Company, and a discount rate equivalent to a market participant's weighted average cost of capital. Because the Company uses its own cash flow projections, the cash flow projections are considered to be Level 3.

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 12 — ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES:

          Accounts payable, accrued expenses and other current liabilities follows:

	At December 31,
	2014	2013
Accounts payable	$4,422	$22,002
Payroll and benefits	19,060	30,589
Interest	21,218	—
Due to owners on chartered in vessels	3,776	3,452
Accrued drydock and repair costs	1,983	4,335
Bunkers and lubricants	1,626	7,907
Charter revenues received in advance	15,693	18,682
Insurance	920	573
Accrued vessel expenses	4,233	7,529
Bankruptcy claims accruals	13,506	—
Accrued general and administrative expenses	6,895	16,380
Other	2,734	10,133

	$96,066	$121,582

NOTE 13 — TAXES:

          Income of foreign shipping companies earned before 1976 is not subject to U.S. income taxation unless distributed. From January 1, 1976 through December 31, 1986, foreign shipping income was excluded from U.S. income taxation to the extent that such income was reinvested in foreign shipping operations. A determination of the amount of qualified investments in foreign shipping operations, as defined, is made at the end of each year and such amount is compared with the corresponding amount at December 31, 1986. The Company's qualified investments continue to exceed the base amount. From January 1, 1987 through December 31, 2004, earnings of foreign shipping companies (exclusive of foreign joint ventures in which the Company has a less than 50% interest) were subject to U.S. income taxation in the year earned and could therefore be distributed to the U.S. without further tax. For years beginning after December 31, 2004, the earnings from shipping operations of the Company's foreign subsidiaries are not subject to U.S. income taxation as long as such earnings are not deemed repatriated to the U.S.

          The components of loss before income taxes follow:

	For the year ended December 31,
	2014	2013	2012
Foreign	$455,565	$(662,480)	$(484,306)
Domestic	(722,646)	9,505	2,711

	$(267,081)	$(652,975)	$(481,595)

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 13 — TAXES: (Continued)

          In connection with the 2014 income and loss reported above, the Company treated certain payments made by OSG in connection with the Company's emergence from bankruptcy in August 2014 in the amount of $477,835 as having been made in its capacity as guarantor of the obligation of subsidiaries of OIN, a wholly owned subsidiary of the Company incorporated in the Marshall Islands, arising under certain loan agreements. In connection with these payments, the Company has included these amounts in the loss reported above for domestic income/(loss). As OIN and its subsidiaries were relieved of their obligations to satisfy the amounts paid by OSG, cancellation of indebtedness income was reflected in an amount equal to the OSG payment and has been included in the foreign income/(loss) reported in the components of loss before income taxes in the table above.

          The foreign income/(loss) reflected in the table above is primarily attributable to operations of companies domiciled in the Marshall Islands, which are not subject to income tax.

          The components of the income tax (provisions)/benefits follow:

	For the year ended December 31,
	2014	2013	2012
Current	$32,376	$7,347	$(28,270)
Deferred	82,432	7,398	29,751

	$114,808	$14,745	$1,481

          The income tax (provision)/benefits are primarily attributable to U.S. federal and state income tax.

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 13 — TAXES: (Continued)

          The significant components of the Company's deferred tax liabilities and assets follow:

	As of December 31,
	2014	2013
Deferred tax liabilities:
Vessels and other property	$289,229	$290,620
Unremitted earnings of foreign subsidiaries	—	55,602
Prepaid expenditures	15,816	12,010
Post-petition interest expense	—	35,368
Other — net	9,635	9,966

Total deferred tax liabilities	314,680	403,566

Deferred tax assets:
Loss carryforwards	26,419	17,052
Employee compensation and benefit plans	14,263	32,403
Financing and professional fees	4,386	832
Accrued expenses and other	5,185	2,266
Total deferred tax assets	50,253	52,553
Valuation allowance	13,538	13,477

Net deferred tax assets	36,715	39,076

Net deferred tax liabilities	$277,965	$364,490

These amounts are classified in the balance sheet as follows:
Current deferred tax assets	$(5,312)	$(5,464)
Noncurrent deferred tax liabilities	283,277	369,954

Net deferred tax liabilities	$277,965	$364,490

          Certain prior year amounts have been reclassified to conform with current year classifications.

          During the year ended December 31, 2014, the Company repaid the $1,500,000 Unsecured Revolving Credit Facility, for which OIN was liable on a joint and several basis. As a result, the Company released its deferred tax liability for undistributed earnings of its foreign subsidiaries attributable to the excess of the $1,500,000 facility limit over the cumulative potential deemed dividends arising from drawdowns by OSG under such facility and recorded an income tax benefit of $55,602. As of December 31, 2014, the Company's tax basis in its investment in OIN exceeds its book basis and no deferred tax asset has been recorded.

          As of December 31, 2014, the Company had U.S. federal net operating loss carryforwards of $438,363 which are available to reduce future taxes, if any. The federal net operating loss carryforwards expire in 2034. Additionally, as of December 31, 2014 and December 31, 2013, the Company had U.S. state net operating loss carryforwards of $403,634 and $130,021, respectively. These U.S. state net operating loss carryforwards expire in various years ending from December 31, 2017 to December 31, 2037. As of December 31, 2014 and December 31, 2013, the Company had net operating loss carryforwards related to foreign operations of $45,005 and $42,102. These net operating loss carryforwards, some of which have indefinite lives, begin to expire in 2018. The amount of net operating loss carryforwards reflected in this paragraph are presented on a tax return basis and differ from the amounts in the deferred tax table above which reflect the future tax benefit

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 13 — TAXES: (Continued)

of the losses and are reflected net of unrecognized tax benefits. As such, the federal net operating loss carryforward of $438,363 includes the potential deduction for the payments made by OSG in its capacity as guarantor as mentioned above.

          In connection with the emergence from bankruptcy, under applicable tax regulations, the Company underwent an ownership change. As a result, there is an annual limitation on the use of pre-ownership change net operating losses, tax credits and certain other tax attributes to offset taxable income earned after the ownership change. The annual limitation is equal to the product of the applicable long-term tax exempt rate and the value of the company's stock immediately before the ownership change. This annual limitation may be adjusted to reflect any unused annual limitation for prior years and certain recognized built-in gains and losses for the year. The Company does not believe that the limitations imposed will impact its ability to utilize any pre ownership change net operating losses before the carryforward period expires but could cause the timing of utilization to be impacted.

          The Company assessed the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of existing deferred tax assets. For U.S. federal deferred tax assets, the Company concluded that sufficient positive evidence existed. However, for certain state and foreign deferred tax assets, a significant piece of negative evidence was the cumulative loss incurred over the preceding three-year period. On the basis of the evaluation, the Company established a valuation allowance of $13,538 and $13,477 as of December 31, 2014 and 2013, respectively, to recognize only the portion of the deferred tax asset that is more likely than not to be realized. The valuation allowance increased by $61, $5,213 and $1,635 in 2014, 2013 and 2012, respectively, as a result of additional losses generated.

          During the years ended December 31, 2014, 2013 and 2012, the Company paid (net of refunds received) $266,867, $60,687, and $293, respectively, of income taxes of which $270,465 related to the settlement with the IRS in 2014, as part of the confirmation of the Equity Plan, settling the 2004 through 2012 tax years and $58,747 related to U.S. Federal income taxes in 2013.

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 13 — TAXES: (Continued)

          Reconciliations of the effective income tax rate attributable to pretax results and the U.S. statutory income tax rate follow:

	For the year ended December 31,
	2014	2013	2012
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%

Adjustments due to:
Foreign income not subject to tax(1)	59.7%	(36.2%)	(31.3%)
State taxes, net of federal benefit	0.6%	0.5%	(1.8%)
Interest on unrecognized tax benefits	(3.4%)	4.9%	(1.1%)
Nondeductible reorganization costs	(6.7%)	(1.4%)	(0.4%)
Foreign income and repatriations taxed in the U.S.	(0.9%)	(1.6%)	1.7%
Unremitted earnings of foreign subsidiaries	20.8%	—	—
Deferred compensation	(1.9%)	—	—
Tax examination settlement	1.9%	—	—
Payments as guarantor	(62.6%)	—	—
Change in tax status of subsidiary	—	0.9%	(0.1%)
U.S. income subject to tonnage tax	0.8%	0.4%	(0.6%)
Other	(0.3%)	(0.2%)	(1.1%)

Effective tax rate	43.0%	2.3%	0.3%

(1)
In 2014, includes cancellation of indebtedness income associated with payments as guarantor which is separately reflected in the reconciliation of the effective income tax rate.

          The following is a tabular reconciliation of the total amounts of unrecognized tax benefits (excluding interest and penalties):

	2014	2013
Balance of unrecognized tax benefits as of January 1,	$391,830	$374,826
Increases for positions taken in prior years	2,876	59
Decreases for positions taken in prior years	—	(14,240)
Increases for positions related to the current year	180,509	31,838
Amounts of decreases related to settlements	(354,886)	—
Reductions due to lapse of statutes of limitations	(5,001)	(653)

Balance of unrecognized tax benefits as of December 31,	$215,328	$391,830

          Included in the balances of unrecognized tax benefits as of December 31, 2014 and 2013 are $211,075 and $28,527, respectively, of tax benefits that, if recognized, would affect the effective tax rate.

          The Company records interest and penalties on unrecognized tax benefits in its provision for income taxes. Accrued interest and penalties are included within the related liability for unrecognized tax benefit line in the consolidated balance sheet. Related to the unrecognized tax benefits noted above, during the year ended December 31, 2014, the Company recorded additional

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 13 — TAXES: (Continued)

interest expense of $15,259, primarily as a result of post-petition interest due to the IRS. At the Effective Date, the Company paid interest of $28,473 to the IRS in settlement of its tax examination. As of December 31, 2014 the Company had recognized a liability for interest of $534. During 2013, the Company reduced the amount recorded for interest by a net of $49,101 as a result of the years in which the IRS' claim included potential deemed dividends and other foreign income in taxable income and as of December 31, 2013, had recognized a liability for interest of $14,923.

          The Company has filed an application for a Pre-Filing Agreement with the IRS with respect to OSG's payments as guarantor made during 2014. As a result, the Company believes that it is reasonably possible that a decrease of up to $179,151 in unrecognized tax benefits may occur within the next twelve months. Such decrease could result in an increase in the Company's deferred tax assets for net operating loss carryforwards or an increase in its tax basis in foreign subsidiaries.

          After taking into consideration tax attributes, such as net operating loss carryforwards, and interest, the Company's unrecognized tax benefits represent a noncurrent reserve for uncertain tax positions of $34,520 as of December 31, 2014. As of December 31, 2013, after taking into consideration such tax attributes, such as net operating loss carryforwards, and interest, the Company's unrecognized tax benefits represent a liability for uncertain tax positions of $234,623 which is included in income taxes payable and a noncurrent reserve of approximately $26,585.

          As of December 31, 2014, the Company generally is not subject to examination by U.S. federal tax authorities for years before 2013.

NOTE 14 — CAPITAL STOCK AND STOCK COMPENSATION:

          The Company accounts for stock compensation expense in accordance with the fair value based method required by ASC 718, Compensation — Stock Compensation. Such fair value based method requires share based payment transactions to be measured based on the fair value of the equity instruments issued.

Change in Capital Structure

          See Note 2, "Chapter 11 Filing and Emergence From Bankruptcy," for information relating to the Equity Plan and Rights Offering. The holders of our common stock are entitled to one vote per share, and holders of the Class A Common Stock and Class B common stock are entitled to vote together as a class, on any matter to be voted upon by the stockholders, other than as described below.

          The provisions of our Amended and Restated Certificate of Incorporation setting forth the right of holders of shares of Class B Common Stock to receive the Aggregate Available Distribution (defined below) may not be amended without the affirmative vote of the holders of at least a majority of the outstanding shares of Class B Common Stock, nor may any corporate action which would alter or effect the rights of holders of shares of Class B Common Stock to receive the Aggregate Available Distribution as set forth in our Amended and Restated Certificate of Incorporation be taken without the affirmative vote of the holders of at least a majority of the outstanding shares of Class B Common Stock. In addition, except as otherwise contemplated by our Amended and Restated Certificate of Incorporation, any amendment to certain provisions therein may not adversely affect the rights of the holders of shares of Class B Common Stock in

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 14 — CAPITAL STOCK AND STOCK COMPENSATION: (Continued)

any manner that is unique to the Class B Common Stock, unless agreed to by a majority of the holders of the Class B Common Stock voting as a class.

          Our Class B Common Stock carries an entitlement to distribution of a percentage of the proceeds from the malpractice lawsuit against Proskauer Rose LLP ("Proskauer") and four of its partners, net of related out-of-pocket expenses incurred by us, including legal fees, all reasonable and documented costs and expenses incurred and all payments made or to be made by us in respect of certain counterclaims or pursuant to indemnification obligations, as determined by our board of directors in good faith (such net amount, the "Net Litigation Recovery"). The aggregate amount of the Net Litigation Recovery that will be distributed to holders of the Class B Common Stock as of the relevant record date (the "Aggregate Available Distribution") will be an amount equal to the product of the Net Litigation Recovery multiplied by 0.1. The holders of record of Class B Common Stock on the relevant record date will be entitled to receive, in respect of each share of Class B common stock held by such holder, a pro rata portion of the Aggregate Available Distribution calculated as a fraction thereof, the numerator of which shall be one and the denominator of which shall be 7,926,805. Any portion of the Aggregate Available Distribution that is not distributed to holders of Class B Common Stock as a result of shares of Class B Common Stock being converted into Class A Common Stock prior to the relevant record date will be property of the Company.

          Each share of Class B Common Stock can be converted at any time into one share of Class A Common Stock, and each Class B warrant can be converted at any time into one Class A warrant. Following the distribution of the Net Litigation Recovery (as defined in OSG's Amended and Restated Certificate of Incorporation), all Class B Common Stock and Class B Warrants will be automatically converted into Class A Common Stock and Class A Warrants, respectively.

          In order to preserve the status of OSG as a Jones Act company, the percentage of each class of its common stock that may be owned by non-U.S. Citizens is limited. In addition, the Company has established policies and procedures to ensure compliance with the Jones Act. In order to provide a reasonable margin for compliance with the Jones Act, our board of directors has determined that until further action by our board of directors, at least 77% of the outstanding shares of each class of capital stock of the Company must be owned by U.S. Citizens. As of December 31, 2014, the maximum percentage of shares of each of Class A and Class B Common Stock held by non-U.S. Citizens allowable under such policies and procedures had not been reached. At and during such time that the limit is reached with respect to shares of Class A Common Stock or Class B Common Stock, as applicable, we will be unable to issue any further shares of such class of common stock or approve transfers of such class of common stock to non-U.S. Citizens.

          Each Class A warrant and Class B warrant (together, the "warrants") represents the right to purchase one share of Class A Common Stock and one share of Class B Common Stock, respectively, subject in each case to the adjustments as provided pursuant to the terms thereof. The warrants may be exercised at a price per share of Class A Common Stock or Class B Common Stock, as applicable, of $0.01, which shall be paid pursuant to a cashless exercise procedure. Warrants may be exercised at any time or from time to time on or before August 5, 2039, and will expire thereafter. Until they exercise their warrants, except as otherwise provided in the warrants, the holders of the warrants will not have the rights or privileges of holders of the Company's common stock, including any voting rights. Warrants may only be exercised by holders who establish to OSG's reasonable satisfaction that they or the person designated to receive the shares is a U.S. person or to the extent shares deliverable upon exercise would not constitute Non-Complying Shares (as defined in OSG's Amended and Restated Certificate of Incorporation).

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 14 — CAPITAL STOCK AND STOCK COMPENSATION: (Continued)

Registration Rights Agreement

          On May 2, 2014, the Debtors entered into a registration rights agreement with each Commitment Party (as subsequently amended, the "Registration Rights Agreement"). On May 26, 2014, the Debtors and each of the Commitment Parties entered into an amendment to the Registration Rights Agreement which added, as parties to the Registration Rights Agreement, all Commitment Parties that were not Initial Commitment Parties. Pursuant to the Registration Rights Agreement, we are required to register, on a registration statement filed with the Securities and Exchange Commission ("SEC"), the resale of certain shares of Class A Common Stock and Class A Warrants for the benefit of the Commitment Parties and potentially certain other stockholders.

          Under the terms of the Registration Rights Agreement, the securityholders parties thereto are provided with certain demand registration rights subject to certain conditions and limitations. At any time and from time to time after a shelf registration statement has been declared effective by the SEC, any one or more of the securityholders parties thereto may request to sell all or any portion of their Registrable Securities (as defined in the Registration Rights Agreement) in an underwritten offering, provided that the total offering price of the securities to be offered in such offering is reasonably expected to exceed, in the aggregate (i) in the case of a demand by at least one selling securityholder party to the Registration Rights Agreement that is an "affiliate" (within the meaning of Rule 405 under the Securities Act), $25 million or (ii) in all other cases, $75 million.

Director Compensation — Restricted Common Stock

          On August 12, 2014, the Human Resources and Compensation Committee (the "Committee") of the Board of Directors of the Company (the "Board") approved cash compensation and equity awards for the directors serving on the Board (each, a "Director"). Thereafter, on August 13, 2014, the Board awarded 324,997 Class A common stock shares to the members of the Board having an aggregate fair market value of $975 and vesting in full on August 13, 2015 subject to the Director continuing to provide services to the Company through such date. The grant date fair value of the Class A Common Stock was deemed to be $3.00. The shares granted may not be transferred, pledged, assigned or otherwise encumbered prior to vesting. To the extent a Director's service on the Board terminates prior to vesting on August 13, 2015, all of the shares of restricted stock will be forfeited without the payment of any consideration. Prior to the vesting date, a holder of restricted stock has all the rights of a shareholder of the Company, including the right to vote such shares and the right to receive dividends paid with respect to such shares at the same time as common shareholders generally.

Management Incentive Compensation Plan and Non-Employee Director Incentive Compensation Plan

          On September 23, 2014, the Committee approved the Overseas Shipholding Group, Inc. Management Incentive Compensation Plan (the "Management Plan") and the Overseas Shipholding Group, Inc. Non-Employee Director Incentive Compensation Plan (the "Director Plan" and together with the Management Plan, the "Incentive Plans").

          The purpose of the Incentive Plans is to promote the interests of the Company and its shareholders by providing certain employees and members of the Board, who are largely responsible for the management, growth and protection of the business of the Company, with incentives and rewards to encourage them to continue in the service of the Company. The Incentive

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 14 — CAPITAL STOCK AND STOCK COMPENSATION: (Continued)

Plans permit the Committee to grant to eligible employees and directors of the Company, as applicable, any of the following types of awards (or any combination thereof): cash incentive awards, nonqualified stock options, incentive stock options and other stock-based awards, including, without limitation, stock appreciation rights, phantom stock, restricted stock, restricted stock units, performance shares, deferred share units and share-denominated performance units. Subject to adjustment, the maximum number of shares of the Company's Class A Common Stock authorized for issuance is 37,000,000 shares under the Management Plan and 3,000,000 shares under the Director Plan.

          On September 23, 2014, the Committee also approved two forms of Stock Option Grant Agreements and two forms of Restricted Stock Unit Grant Agreements, each for use under the Management Plan (each a "Form of Grant Agreement"). Each Form of Grant Agreement provides for the grant of time-vested awards, which vest in equal installments on each of the first three anniversaries of the grant date, subject to the recipient of the award remaining employed with the Company on each such date. The awards made pursuant to certain Form of Grant Agreements are conditioned upon shareholder approval of the Management Plan within 12 months of the grant date.

Management Compensation — Restricted Stock Units and Stock Options

          On September 29, 2014 (the "Grant Date"), the Company awarded to certain members of senior management an aggregate 196,349 restricted stock units ("RSUs") which may not be transferred, pledged, assigned or otherwise encumbered prior to vesting. Each RSU represents a contingent right to receive one share of Class A Common Stock upon vesting. Each award of RSUs will vest in equal installments on each of the first three anniversaries of the Grant Date. Settlement of the vested RSUs may be in either shares of Class A Common Stock or cash, as determined at the discretion of the Committee, and shall occur as soon as practicable after the vesting date. If the RSUs are settled in shares of common stock, following the settlement of such shares, the grantee will be the record owner of the shares of Class A Common Stock and will have all the rights of a shareholder of the Company, including the right to vote such shares and the right to receive dividends paid with respect to such shares of Class A Common Stock. RSUs which have not become vested as of the date of a grantee's termination from the Company will be forfeited without the payment of any consideration. As of the Grant Date, management deemed the fair value of the Class A Common Stock to be $3.65.

          On the Grant Date, the Company awarded to certain members of senior management an aggregate 453,586 stock options, which may not be transferred, pledged, assigned or otherwise encumbered prior to exercise. Each stock option represents an option to purchase one share of Class A Common Stock for an exercise price of $3.65 per share. Each stock option will vest in equal installments on each of the first three anniversaries of the Grant Date. The stock options expire on the business day immediately preceding the tenth anniversary of the Grant Date. If a stock option grantee's employment is terminated for cause (as defined in the applicable Form of Grant Agreement), stock options (whether then vested or exercisable or not) will lapse and will not be exercisable. If a stock option grantee's employment is terminated for reasons other than cause, the option recipient may exercise the vested portion of the stock option but only within such period of time ending on the earlier to occur of (i) the 90th day ending after the option recipient's employment terminated and (ii) the expiration of the options, provided that if the Optionee's employment terminates for death or disability the vested portion of the option may be exercised

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 14 — CAPITAL STOCK AND STOCK COMPENSATION: (Continued)

until the earlier of (i) the first anniversary of employment termination and (ii) the expiration date of the options. The grant date fair value of the stock options of $1.58 was estimated using the Black-Scholes valuation model as further described below.

          A total of 38,503,722 shares of the Company's Class A Common Stock may be issued or used as the basis for awards under the Incentive Plans as of December 31, 2014.

The 2004 Stock Incentive Plan

          The Company's 2004 Stock Incentive Plan (the "2004 Plan") enabled the Company to grant stock-based awards, including stock options, stock appreciation rights, restricted stock and performance awards to employees, consultants and non-employee directors. On May 21, 2014, the Company filed notice with the Bankruptcy Court that it was rejecting the Company's 2004 Plan effective June 1, 2014. As a result of the rejection of the 2004 Plan, all unvested awards and any OSG equity interests thereunder were cancelled and holders of unvested awards were not entitled to participate in the Rights Offering (see Note 2, "Chapter 11 Filing and Emergence from Bankruptcy," to these consolidated financial statements) or to vote on or receive distributions under the Equity Plan (see Note 2). As a result of the cancellation of the unvested awards, the unrecognized stock compensation expense relating to unvested stock options, restricted common stock and restricted stock units was accelerated, and a charge of $1,796 was recorded to reorganization items in the consolidated statements of operations for the year ended December 31, 2014.

          There were no stock options, restricted common stock, restricted stock units or performance related grants under the 2004 Plan during the period from January 1, 2014 through the May 21, 2014 rejection of the 2004 Plan, nor during the year ended December 31, 2013.

          The Company granted a total of 45,000 restricted stock units during the year ended 2012 to certain of its non-employee directors. At the date of the award the fair market value of the Company's stock was $10.00 per share. Each restricted stock unit represented a contingent right to receive one share of common stock upon the non-executive director's termination of service as a board member. Such restricted stock units vested ratably over a four-year period, which period could have been accelerated provided that the director has served until the earlier of (a) the first anniversary of the grant date or (b) the next annual meeting of the Company's stockholders. The restricted stock units had no voting rights and could not be transferred or otherwise disposed of while the non-employee director was a director.

          During the year ended December 31, 2012, the Company awarded a total of 401,409 shares of restricted common stock at no cost to certain of its employees, including senior officers. Restrictions limited the sale or transfer of these shares until they vest, which occurs over a four year period. During the restriction period, the shares will have voting rights and cash dividends would be paid if declared. The weighted average fair value of the restricted stock issued during the year ended December 31, 2012 was $10.09. At the Company's emergence from bankruptcy, all unvested shares were cancelled.

          During the year ended December 31, 2012, the Company granted certain of its senior officers performance awards valued at an aggregate of approximately $1,307 on the grant date. Each performance award represented a contingent right to receive cash or, at the Company's option, shares of common stock of the Company, based upon certain market related performance goals

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 14 — CAPITAL STOCK AND STOCK COMPENSATION: (Continued)

being met and the covered employees being continuously employed through the end of the three-year period over which the performance goals are measured. The performance related grants were valued using a Monte Carlo pricing model that takes into account the market related performance goals described in the grants. It was the Company's intention (but not an obligation) to settle the awards in shares of the Company's common stock to the extent such shares are available for issuance under the 2004 Plan on the settlement date.

          No performance related restricted stock units or performance related options vested during three years ended December 31, 2014, since the market related performance goals were not met.

          For both the Incentive Plans and the 2004 Plan compensation expense is recognized over the vesting period, contingent or otherwise, applicable to each grant, using the straight-line method. Compensation expense as a result of all of these grants of restricted stock, restricted stock units and performance related awards was $2,467, $61 and $6,115 during each of the years ended December 31, 2014, 2013 and 2012, respectively. Such compensation expense for 2014 and 2013 is net of benefits of $279 and $3,935, respectively, relating to the true up of estimated forfeiture estimates to reflect actual experience for the 2004 Plan restricted stock grants.

          Activity with respect to restricted common stock and restricted stock units under all plans during the three years ended December 31, 2014 is summarized as follows:

Activity	Class A Common Stock	Common Stock
Nonvested Shares Outstanding at December 31, 2011		509,060
Granted		446,409
Vested ($39.41 to $64.92 per share)		(159,530)
Forfeited		(15,345)

Nonvested Shares Outstanding at December 31, 2012		780,594
Vested ($10.00 to $43.40 per share)		(155,932)
Forfeited		(379,163)

Nonvested Shares Outstanding at December 31, 2013	—	245,499
Granted	521,346	—
Vested ($10.00 to $43.40 per share)	—	(82,722)
Forfeited	—	(42,887)
Cancelled	—	(119,890)

Nonvested Shares Outstanding at December 31, 2014	521,346	—

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 14 — CAPITAL STOCK AND STOCK COMPENSATION: (Continued)

          Stock option activity under all plans during the three years ended December 31, 2014 is summarized as follows:

Activity	Class A Common Shares	Common Stock
Options Outstanding at December 31, 2011		1,868,687
Granted		377,653
Forfeited		(41,559)
Exercised		—

Options Outstanding at December 31, 2012		2,204,781
Granted		—
Forfeited		(1,523,825)
Exercised		—

Options Outstanding at December 31, 2013	—	680,956
Granted	453,586	—
Forfeited	—	(39,848)
Exercised	—	—
Cancelled	—	(641,108)

Options Outstanding at December 31, 2014	453,586	—

Options Exercisable at December 31, 2014	—	—

          The weighted average remaining contractual life of the outstanding stock options at December 31, 2014 was 9.7 years. The range of exercise prices of the stock options outstanding at December 31, 2014 was $3.65 per share. The weighted average exercise prices of the stock options outstanding at December 31, 2014 and 2013 were $3.65 and $39.48 per share, respectively. None of the stock options which vested during the three year period ended December 31, 2014 were "in-the-money."

          The fair values of the options granted were estimated on the dates of grant using the Black-Scholes option pricing model with the following weighted average assumptions for the 2014 and 2012 grants: risk free interest rates of 2.2% and 1.2%, dividend yields of 0% and 1.9%, expected stock price volatility factors of .42 and .54, and expected lives of 6.0 years. The weighted average grant-date fair values of options granted in 2014 and 2012 were $1.58 and $3.83, respectively.

          The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Since the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

          Net compensation expense/(income) as a result of the grants of stock options described above was $338, $(192) and $1,764 during each of the years ended December 31, 2014, 2013, and 2012, respectively.

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 14 — CAPITAL STOCK AND STOCK COMPENSATION: (Continued)

          As of December 31, 2014, there was $1,917 of unrecognized compensation cost related to nonvested share-based compensation arrangements. That cost is expected to be recognized over a weighted average period of 2.53 years.

NOTE 15 — ACCUMULATED OTHER COMPREHENSIVE LOSS:

          The components of accumulated other comprehensive loss, net of related taxes, in the consolidated balance sheets follow:

	At December 31,
	2014	2013
Unrealized losses on derivative instruments, substantially entered into by the Company's equity method joint venture investees	$(61,547)	$(59,263)
Items not yet recognized as a component of net periodic benefit cost (pension and other postretirement benefit plans)	(21,833)	(10,081)

	$(83,380)	$(69,344)

          Net unrealized gains or losses on the Company's investments in marketable securities that are classified as available-for-sale securities are also reported as a component of accumulated other comprehensive loss. There were no such securities held by the Company as of December 31, 2014 and 2013.

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 15 — ACCUMULATED OTHER COMPREHENSIVE LOSS: (Continued)

          The following tables present the changes in the balances of each component of accumulated other comprehensive loss, net of related taxes, for the three years ended December 31, 2014.

	Unrealized gains/(losses) on available-for- sale securities	Unrealized losses on cash flow hedges	Items not yet recognized as a component of net periodic benefit cost (pension and other postretirement plans)	Total
Balance as of December 31, 2013	$—	$(59,263)	$(10,081)	$(69,344)

Current period change excluding amounts reclassified from accumulated other comprehensive income	—	(21,850)	(11,969)	(33,819)
Amounts reclassified from accumulated other comprehensive loss	—	19,566	217	19,783

Total change in accumulated other comprehensive loss	—	(2,284)	(11,752)	(14,036)

Balance as of December 31, 2014	$—	$(61,547)	$(21,833)	$(83,380)

Balance as of December 31, 2012	$49	$(98,937)	$(14,893)	$(113,781)

Current period change excluding amounts reclassified from accumulated other comprehensive loss	(181)	19,114	4,336	23,269
Amounts reclassified from accumulated other comprehensive loss	132	20,560	476	21,168

Total change in accumulated other comprehensive loss	(49)	39,674	4,812	44,437

Balance as of December 31, 2013	$—	$(59,263)	$(10,081)	$(69,344)

Balance as of December 31, 2011	$34	$(104,554)	$(14,787)	$(119,307)

Current period change excluding amounts reclassified from accumulated other comprehensive loss	(836)	(20,709)	(409)	(21,954)
Amounts reclassified from accumulated other comprehensive loss	851	26,326	303	27,480

Total change in accumulated other comprehensive loss	15	5,617	(106)	5,526

Balance as of December 31, 2012	$49	$(98,937)	$(14,893)	$(113,781)

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 15 — ACCUMULATED OTHER COMPREHENSIVE LOSS: (Continued)

          The following table presents information with respect to amounts reclassified out of accumulated other comprehensive loss for the three years ended December 31, 2014.

	Years Ended December 31,
Accumulated Other ComprehensiveLoss Component				Statement of Operations Line Item
	2014	2013	2012
Unrealized losses on available-for-sale securities:
Impairment recorded relating to securities held by the Company's foreign subsidiaries	$—	$(132)	$(851)	Other income/(expense)
Unrealized losses on cash flow hedges:
Interest rate swaps entered into by the Company's equity method joint venture investees	(19,566)	(20,560)	(20,864)	Equity in income of affiliated companies
Interest rate swaps entered into by the Company's subsidiaries	—	—	(7,697)	Interest expense
Items not yet recognized as a component of net periodic benefit cost (pension and other postretirement plans):
Net periodic benefit costs associated with pension and postretirement benefit plans for shore-based employees	(260)	(678)	(526)	General and administrative expenses
Net periodic benefit costs associated with pension and postretirement benefit plans for seagoing employees	97	65	(24)	Vessel expenses

	(19,729)	(21,305)	(29,962)	Total before tax
	(54)	137	2,482	Tax (provision) or benefit(1)

	$(19,783)	$(21,168)	(27,480)	Total net of tax

(1)
The tax (provision)/benefit relates to the net periodic benefit costs of the Company's pension and postretirement benefit plans as well as interest rate swaps entered into by the Company's domestic subsidiaries

          The following amounts are included in accumulated other comprehensive loss at December 31, 2014, which have not yet been recognized in net periodic cost: unrecognized prior service credits of $1,112 ($419 net of tax) and unrecognized actuarial losses $29,907 ($22,252 net of tax). The prior service credit and actuarial loss included in accumulated other comprehensive loss and expected to be recognized in net periodic cost during 2015 are a gain of $235 ($118 net of tax) and a loss of $1,152 ($819 net of tax), respectively.

          At December 31, 2014, the Company expects that it will reclassify $19,083 net losses on derivative instruments from accumulated other comprehensive loss to earnings during the next twelve months due to the payment of variable rate interest associated with floating rate debt of the Company's FSO and LNG equity method investees and interest rate caps held by the Company's subsidiaries.

          See Note 7, "Equity Method Investments," for additional information relating to derivatives held by the Company's equity method investees and Note 11, "Fair Value of Financial Instruments, Derivatives and Fair Value," for additional disclosures relating to derivative instruments.

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 15 — ACCUMULATED OTHER COMPREHENSIVE LOSS: (Continued)

          The income tax expense/(benefit) allocated to each component of other comprehensive loss follows:

	Tax (expense)/benefit on unrealized gains/(losses) on cash flow hedges	Tax (expense)/benefit on items not yet recognized as a component of net periodic benefit cost
For the year ended December 31, 2014
Current period change excluding amounts reclassified from accumulated other comprehensive income	$115	$3,639
Amounts reclassified from accumulated other comprehensive income	—	54

Total change in accumulated other comprehensive loss	$115	$3,693

For the year ended December 31, 2013
Current period change excluding amounts reclassified from accumulated other comprehensive income	$—	$(2,899)
Amounts reclassified from accumulated other comprehensive income	—	(137)

Total change in accumulated other comprehensive loss	$—	$(3,036)

For the year ended December 31, 2012
Current period change excluding amounts reclassified from accumulated other comprehensive income	$131	$118
Amounts reclassified from accumulated other comprehensive income	(2,235)	(247)

Total change in accumulated other comprehensive loss	$(2,104)	$(129)

NOTE 16 — LEASES:

1. Charters-in:

          Between December 31, 2012 and April 2013, the Bankruptcy Court issued orders approving the Company's rejection of leases on 25 chartered-in International Flag vessels. The Company entered into new lease agreements at lower rates on eight of the chartered-in vessels (seven Handysize Product Carriers and one Aframax), which lease agreements were assumed as amended pursuant to orders of the Bankruptcy Court, at lower rates. One Suezmax and one Handysize Product Carrier were redelivered to owners in December 2012 and an additional fifteen vessels (11 Handysize Product Carriers, two Panamax Product Carriers, one Suezmax and one Aframax), were redelivered during the four months ended April 30, 2013.

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 16 — LEASES: (Continued)

          The Company's policy is to calculate estimates for lease termination costs related to the rejected charters using a market participant's discount rate. For the years ended December 31, 2013 and 2012, the Company recorded estimated charges for lease termination costs totaling $248,839 and $30,187, respectively, related to the rejected vessel charters that had been redelivered to their owners or amended through April 30, 2013. These charges, which are included in reorganization items, net in the consolidated statements of operations, reflect revisions made to the charges originally recorded as a result of the Bankruptcy Court's approval of agreements entered into with the counterparties for the 25 chartered-in International Flag vessels that have resulted in agreed amended claims. The related reserve of $282,599 was included in Liabilities Subject to Compromise in the consolidated balance sheet as of December 31, 2013.

          Effective August 5, 2014, the Company emerged from bankruptcy and during the month of August, allowed claims related to the rejected or amended vessel charters described above were settled. These settlements resulted in interest expense charges of $7,453 for post-petition contractual interest and reorganization item charges of $6,419 for post-petition interest required by the Equity Plan, for the year ended December 31, 2014. See Note 2, "Chapter 11 Filing and Emergence from Bankruptcy," for additional information.

          As of December 31, 2014, the Company had commitments to charter-in 18 vessels. All of the charter-ins are accounted for as operating leases, of which 13 are bareboat charters and five are time charters. Lease expense relating to charters-in is included in "charter hire expenses" on the consolidated statements of operations.

Bareboat Charters-in:

	At December 31, 2014
	Amount	Operating Days
2015	$97,817	4,745
2016	99,038	4,758
2017	98,219	4,713
2018	93,200	3,929
2019	111,819	3,470
Thereafter	39,278	1,568

Net minimum lease payments	$539,371	23,183

Time Charters-in:

	At December 31, 2014
	Amount	Operating Days
2015	$24,581	2,279
2016	1,045	76

Net minimum lease payments	$25,626	2,355

          The future minimum commitments for time charters-in excludes amounts with respect to vessels chartered-in where the duration of the charter was one year or less at the inception but

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 16 — LEASES: (Continued)

includes amounts with respect to workboats employed in the International Crude Tankers Lightering business. Time charter-in commitments have been reduced to reflect estimated days that the vessels will not be available for employment due to drydock because the Company does not pay time charter hire when time chartered-in vessels are not available for its use. Certain of the bareboat charters-in provide for the payment of profit share to the owners of the vessels calculated in accordance with the respective charter agreements. Because such amounts and the periods impacted are not reasonably estimable they are not currently reflected in the table above. Certain of the charters in the above tables also provide the Company with renewal and purchase options.

2. Charters-out:

          The future minimum revenues, before reduction for brokerage commissions, expected to be received on noncancelable time charters and certain COAs for which minimum annual revenues can be reasonably estimated and the related revenue days (revenue days represent calendar days, less days that vessels are not available for employment due to repairs, drydock or lay-up) are as follows:

	At December 31, 2014
	Amount	Revenue Days
2015	$423,230	9,268
2016	274,875	4,927
2017	180,087	2,825
2018	124,536	1,719
2019	78,067	933
Thereafter	176,082	2,078

Net minimum lease payments	$1,256,877	21,750

          Future minimum revenues do not include (1) the Company's share of time charters entered into by the pools in which it participates, (2) the Company's share of time charters entered into by the joint ventures, which the Company accounts for under the equity method and (3) COAs for which minimum annual revenues cannot be reasonably estimated. Revenues from those COAs that are included in the table above, $26,559 (2015), $22,023 (2016), $22,347 (2017), $22,698 (2018), $23,031 (2019) and $6,356 (2020), are based on minimum annual volumes of cargo to be loaded during the contract periods at a fixed price, and do not contemplate early termination of the COAs as provided in the agreements. Amounts that would be due to the Company in the event of the cancellation of the COA contracts have not been reflected in the above table. Revenues from a time charter are not generally received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the minimum future charter revenues, an estimated time off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

          Effective September 1, 2012, the Company entered into a termination, settlement and replacement agreement with Sunoco, a core customer of the Company's Delaware Bay lightering business. The agreement, among other things, provided for (i) a 50% reduction of the required minimum barrel volumes under the long-term lightering contract; (ii) Sunoco's relinquishment of any right to approximately $27,100 previously paid to the Company and accounted for as deferred

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 16 — LEASES: (Continued)

revenues, which otherwise would have been carried forward and applied toward the cost of lightering barrels for Sunoco in excess of the minimum barrel volumes stated in the original lightering contract; and (iii) the payment by Sunoco of $13,300 as additional compensation for the reduction in the minimum barrels under the replacement agreement. A total of $40,400 was recognized in shipping revenues during the third quarter of 2012 related to this termination, settlement and replacement agreement. The new agreement runs through April 2020.

3. Office space:

          The future minimum commitments under lease obligations for office space are as follows:

At December 31, 2014
2015	$1,890
2016	1,059
2017	523
2018	314

Net minimum lease payments	$3,786

          In April 2013, the Bankruptcy Court approved the Company's rejection of the lease agreement for its then corporate headquarters office space. The Company vacated the office space on June 30, 2013 and recorded a provision of $3,646 for the estimated damages it expected the Bankruptcy Court would allow the building owner to claim, which is included in its provision for estimated claims on rejected executory contracts, a component of Reorganization items, net in the consolidated statement of operations. The Company also recorded a $1,638 non-cash write-off of the unamortized cost of leasehold improvements and other property for the year ended December 31, 2013. For the year ended December 31, 2014, the Company recorded charges to reorganization items in the consolidated statement of operations of $646, relating to changes in estimate of the expected allowed claim. In conjunction with the Company's emergence from bankruptcy, $4,132, inclusive of post-petition interest, was paid in settlement of the office lease claim.

          The rental expense for office space, which is included in general and administrative expenses in the consolidated statements of operations, amounted to $2,264 in 2014, $3,959 in 2013 and $4,550 in 2012.

NOTE 17 — PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS:

          For the years ended December 31, 2014 and December 31, 2013 pension and other benefit liabilities are included in other liabilities in the consolidated balance sheets, except for pension and other postretirement benefit liabilities relating to plans associated with Debtor entities, which were classified as liabilities subject to compromise as of December 31, 2013, in accordance with ASC 852.

Pension Plans

          In connection with the November 2006 acquisition of Maritrans, the Company assumed the obligations under the defined benefit retirement plan of Maritrans Inc. ("the Maritrans Plan"). As of December 31, 2006, the Company froze the benefits under the Maritrans Plan. At December 31,

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 17 — PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS: (Continued)

2014, the Maritrans Plan is the only domestic defined benefit pension plan in existence. The Maritrans Plan was noncontributory and covered substantially all shore-based employees and substantially all of the seagoing supervisors who were supervisors in 1984, or who were hired in, or promoted into, supervisory roles between 1984 and 1998 for that period of time. Beginning in 1999, the seagoing supervisors' retirement benefits are provided through contributions to an industry-wide, multiemployer union sponsored pension plan. Upon retirement, those seagoing supervisors are entitled to retirement benefits from the Maritrans Plan for service periods between 1984 and 1998 and from the multiemployer union sponsored plan for other covered periods. Retirement benefits are based primarily on years of service and average compensation for the five consecutive plan years that produce the highest results.

          At the Petition Date, the Company had obligations under an unfunded, nonqualified supplemental defined benefit pension plan, which was terminated in December 2005, to five former employees entitled to deferred benefits. The Company's obligations to pay benefits under the unfunded, nonqualified supplemental defined benefit pension plan were terminated in connection with the Company's filing for bankruptcy. Accordingly, the obligation had been classified as liabilities subject to compromise in the consolidated balance sheet as of December 31, 2013. All claims relating to this nonqualified supplemental defined benefit pension plan were allowed by the Bankruptcy Court and paid as of the Effective Date or shortly thereafter. Such settlements are reflected as benefits paid in the change in benefit obligation during the year ended December 31, 2014 in the table below.

          Certain of the Company's foreign subsidiaries have or had pension plans that, in the aggregate, are not significant to the Company's consolidated financial position. The liabilities for such pension plans are included in other liabilities in the consolidated balance sheets as of December 31, 2014 and 2013. In August 2014, OSG provided a guarantee to the Trustees of the OSG Ship Management (UK) Ltd. Retirement Benefits Plan (the "Scheme"), which superseded entirely a guarantee previously entered into in November 2010, in respect to the obligations of OSG Ship Management (UK) Ltd., the principal employer of the Scheme, in the amount not to exceed GBP 4,896 ($7,601 at December 31, 2014).

Multiemployer Pension and Postretirement Benefit Plans

          Certain of the Company's domestic subsidiaries are parties to collective-bargaining agreements that require them to make contributions to three jointly managed (Company and union) multiemployer pension plans covering seagoing personnel of U.S. Flag vessels. All three plans, the American Maritime Officers ("AMO") Pension Plan, the Seafarers Pension Plan ("SIU") and the Marine Engineers' Beneficial Association ("MEBA") Defined Benefit Pension Plan, are deemed individually significant by management. Management assessed these plans as individually significant because of the potential withdrawal liabilities under the AMO Pension Plan and the MEBA Defined Benefit Pension Plan and because the Company's contributions to the SIU plan constituted more than 5% of total employer contributions to the plan during the pension plan year ending in 2013.

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 17 — PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS: (Continued)

          Plan level information is available in the public domain for each of the multiemployer pension plans the Company participates in. The table below provides additional information about the Company's participation in the above multi-employer pension plans:

		Pension Protection Act Zone Status			Contributions made by the Company
	EIN/Pension Plan Number			Rehabilitation Plan Status
Pension Plan		2014	2013		2014	2013	2012
AMO Pension Plan	13-1936709	Yellow(1)	Yellow(1)	Implemented	$994	$975	$890
MEBA Pension Plan	51-6029896	Green(1)	Green(1)	None	—	—	—
Seafarers Pension Plan	13-6100329	Green(1)	Green(1)	None	396	407	416

				Total contributions	$1,390	$1,382	$1,306

(1)
A "Red" Zone Status plan is a plan that is funded less than 65% and currently has a funding deficiency or a funding deficiency that is projected in the near term. A "Yellow" Zone Status plan is a plan that has a funding ratio between 65% and 80%. A "Green" Zone Status plan is a plan that is 80% funded or more.

          The plan years for the three union plans end as follows: MEBA and SIU on December 31 and AMO on September 30. The Company has no future minimum contribution requirements under the three multiemployer pension plans shown above as of December 31, 2014 and any such contributions are subject to negotiations between the employers and the unions. In January 2012, MEBA and the employers agreed to reduce pension benefit accrual rates for future service. Additionally, MEBA and OSG agreed to contractual changes transferring pension contribution obligations to the union members through reallocation of amounts paid by OSG for wages and certain other compensation. In October 2009, the AMO plan filed with the Department of Labor as being in critical status as defined by the Pension Relief Act of 2010. The related rehabilitation plan, which was implemented in 2010, eliminated or reduced certain adjustable benefits, including cost of living adjustments, early retirement and disability pensions. In addition, AMO froze their plan effective January 1, 2010 for the future accrual of benefits and imposed a 5% surcharge during 2011 on the contribution rate per man day. The AMO plan shifted from critical to endangered status as of the end of the 2012 plan year. The MEBA and SIU plans utilized the special 29-year amortization rules under Pension Protection Act to amortize their investment losses from 2008, instead of 15 years. In order to take advantage of this extended amortization period, the plans were not permitted to increase benefits through the 2012 plan years unless the increases were funded by additional contributions and other conditions were met. The Employee Retirement Income Security Act of 1974 requires employers who are contributors to U.S. multiemployer plans to continue funding their allocable share of each plan's unfunded vested benefits in the event of withdrawal from or termination of such plans. Based on information received from the trustees of the SIU Pension Plan, the Company is not subject to withdrawal liabilities under that plan. Based on the actuarial report received from the trustees of the MEBA Pension Plan, as of December 31, 2013, the Company's estimated withdrawal liability was approximately $17,503. Based on the actuarial report received from the trustees of the AMO Pension Plan, as of September 30, 2013, the Company's estimated withdrawal liability was approximately $32,365. The Company has no intentions of terminating its participation in any of the three multiemployer pension plans and has no expectations that the plans will be terminated. Accordingly, no provisions have been made for the estimated withdrawal liability as of December 31, 2014.

          The AMO, SIU and MEBA collective bargaining agreements expire in March 2015, June 2017 and June 2020, respectively. The collective bargaining agreements also require the Company to

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 17 — PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS: (Continued)

make contributions to certain other postretirement employee benefit plans the unions offer to their members. Such contributions were not material during the three years ended December 31, 2014.

          Certain other seagoing personnel of U.S. Flag vessels are covered under a defined contribution plan, the cost of which is funded as accrued. The costs of all these plans were not material during the three years ended December 31, 2014.

Postretirement Benefit Plans

          The Company also provides certain postretirement health care and life insurance benefits to qualifying domestic retirees and their eligible dependents. The health care plan for shore-based employees and their dependents and seagoing licensed deck officers ("Deck Officers") and their dependents is contributory at retirement, while the life insurance plan for all employees is noncontributory. In general, postretirement medical coverage is provided to shore-based employees hired prior to January 1, 2005 and all Deck Officers who retire and have met minimum age and service requirements under a formula related to total years of service. The Company no longer provides prescription drug coverage to its retirees or their beneficiaries once they reach age 65. The Company does not currently fund these benefit arrangements and has the right to amend or terminate the health care and life insurance benefits at any time.

          Information with respect to the domestic pension and postretirement benefit plans for which the Company uses a December 31 measurement date, follow:

	At December 31,
	Pension Benefits		Other Benefits
	2014	2013	2014	2013
Change in benefit obligation:
Benefit obligation at beginning of year	$46,036	$51,022	$3,919	$4,466
Cost of benefits earned (service cost)	—	—	89	118
Interest cost on benefit obligation	1,951	1,775	193	178
Actuarial (gains)/losses	8,957	(4,500)	1,043	(621)
Benefits paid	(4,526)	(2,261)	(125)	(222)
Benefit obligation at year end	52,418	46,036	5,119	3,919
Change in plan assets:
Fair value of plan assets at beginning of year	36,023	31,392	—	—
Actual return on plan assets	1,014	5,574	—	—
Employer contributions	1,063	1,318	—	—
Benefits paid	(2,395)	(2,261)	—	—

Fair value of plan assets at year end	35,705	36,023	—	—

Unfunded status at December 31	$(16,713)	$(10,013)	$(5,119)	$(3,919)

          Information for domestic defined benefit pension plans with accumulated benefit obligations in excess of plan assets follows:

	At December 31,
	2014	2013
Projected benefit obligation	$52,418	$46,036
Accumulated benefit obligation	52,418	46,036
Fair value of plan assets	35,705	36,023

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 17 — PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS: (Continued)

	For the year ended December 31,
	Pension benefits			Other benefits
	2014	2013	2012	2014	2013	2012
Components of expense
Cost of benefits earned	$—	$—	$—	$89	$118	$195
Interest cost on benefit obligation	1,951	1,775	2,032	193	178	237
Expected return on plan assets	(2,494)	(2,092)	(1,873)	—	—	—
Amortization of prior-service costs	—	—	—	(316)	(333)	(233)
Amortization of transition obligation	—	—	—	7	7	10
Recognized net actuarial loss	—	504	316	129	171	160
Gain due to curtailment	—	—	—	(42)	—	—

Net periodic (benefit)/cost	$(543)	$187	$475	$60	$141	$369

          The weighted-average assumptions used to determine benefit obligations follow:

	At December 31,
	Pension benefits		Other benefits
	2014	2013	2014	2013
Discount rate	3.75%	4.50%	4.00%	5.00%
Rate of future compensation increases	—	—	—	—

          The selection of a discount rate for the Maritrans Plan was derived from bond yield curves, which the Company believed as of such dates to be appropriate for ongoing plans with a long duration, such as the Maritrans Plan, and that generally mirror the type of high yield bond portfolio the Company could acquire to offset its obligations under the Maritrans Plan.

          The weighted-average assumptions used to determine net periodic benefit cost follow:

	For the year ended December 31,
	Pension benefits			Other benefits
	2014	2013	2012	2014	2013	2012
Discount rate	4.50%	3.75%	4.50%	5.00%	4.00%	4.50%
Expected (long-term) return on plan assets	7.00%	6.75%	6.50%	—	—	—
Rate of future compensation increases	—	—	—	—	—	—

          The assumed health care cost trend rate for measuring the benefit obligation included in Other Benefits above is an increase of 8% for 2015 over the actual 2014 rates, with the rate of increase declining steadily thereafter by 1% per annum to an ultimate trend rate of 5% per annum in 2018. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost trend rates would have the following effects:

	1% increase	1% decrease
Effect on total of service and interest cost components in 2014	$34	$(29)
Effect on postretirement benefit obligation as of December 31, 2014	$465	$(434)

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 17 — PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS: (Continued)

          Expected benefit payments are as follows:

	Pension benefits	Other benefits
2015	$2,468	$189
2016	2,597	194
2017	2,629	207
2018	2,738	214
2019	2,842	209
Years 2020–2024	15,624	1,190

	$28,898	$2,203

          The expected long-term rate of return on plan assets is based on the current and expected asset allocations. Additionally, the long-term rate of return is based on historical returns, investment strategy, inflation expectations and other economic factors. The expected long-term rate of return is then applied to the market value of plan assets.

          The fair values of the Company's pension plan assets at December 31, 2014, by asset category are as follows:

Description	Fair Value	Level 1	Level 2
Cash and cash equivalents	$1,099	$1,099	$—
Equity securities:
U.S. companies	17,259	17,259	—
International companies	7,333	7,333	—
Corporate debt securities	1,710	—	1,710
Mutual funds(1)	3,352	3,352	—
U.S. Treasury securities	3,923	3,923	—
Federal agency mortgage-backed securities	974	974	—
Sovereign securities	55	55	—

Total	$35,705	$33,995	$1,710

(1)
The mutual fund investments are invested in intermediate term bonds and fixed income instruments including (but not limited to) mortgage and other asset-backed securities and corporate debt securities of U.S. and non-U.S. issuers.

          The Maritrans Plan has historically utilized a strategic asset allocation investment strategy that maintains a targeted allocation of 65% equity and 35% fixed income. The allocation is rebalanced periodically after considering anticipated benefit payments.

          The Company contributed $1,063, $1,318 and $1,545 to the Maritrans Plan in 2014, 2013, and 2012, respectively. The Company does not expect to make contributions to the Maritrans Plan in 2015 because any minimum contributions required for 2015 will be met from excess contributions made during 2014 as a result of the provisions of the Highway and Transportation Funding Act of 2014 enacted in August 2014.

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 17 — PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS: (Continued)

Employee Savings Plans

          The Company also had defined contribution plans covering all eligible U.S. employees. Contributions are limited to amounts allowable for income tax purposes. Commencing in 2006, employer contributions include both employer contributions made regardless of employee contributions and matching contributions to the plans. The Company's contributions to the plan during each of the three years ended December 31, 2014 were not material. All contributions to the plans are at the discretion of the Company.

          The Company also has an unfunded, nonqualified supplemental savings plan covering highly compensated U.S. shore-based employees of the Company, which was terminated in connection with the Company's filing for bankruptcy in 2012. This plan provided for levels of hypothetical employer contributions that would otherwise have been made under the Company's defined contribution plans in the absence of limitations imposed by income tax regulations. The Company's unfunded obligations under this plan at December 31, 2014 and 2013 were $1,225 and $13,275, respectively. The unfunded obligations were included in other liabilities and in Liabilities Subject to Compromise, respectively, in the consolidated balance sheets as of December 31, 2014 and 2013. The decrease in the unfunded obligation as of December 31, 2014 reflects the cash settlement of obligations to participants terminated as part of the reduction in force announced in January 2014. See Note 19, "Severance and Relocation Costs and Agreements with Executive Officers," for additional information. The cash settlements were made at the later of the Effective Date or the participant's termination date (or shortly thereafter).

NOTE 18 — OTHER INCOME/(EXPENSE):

          Other income/(expense) consists of:

	For the year ended December 31,
	2014	2013	2012
Investment income:
Interest	$359	$856	$431
Dividends	—	—	36
Gain/(loss) on sale or write-down of securities and investments	—	(197)	(3,166)

	359	659	(2,699)
Gain on derivative transactions	—	—	1,376
Miscellaneous — net	67	190	9

	$426	$849	$(1,314)

          Proceeds from sales of available-for-sale securities and gross realized losses on such sales that were included in income before taxes during the years ended December 31, 2013 and 2012 were not material.

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 18 — OTHER INCOME/(EXPENSE): (Continued)

          As a matter of policy, the Company evaluates all material declines in fair value for impairment whenever the fair value of a security classified as available-for-sale has been below its cost basis for more than six consecutive months. In the period in which a decline in fair value is determined to be other than temporary, the carrying value of that security is written down to its fair value at the end of such period, thereby establishing a new cost basis. Unrealized holding gains and losses on investments in marketable securities that are classified as trading securities are included in other income on the consolidated statement of operations. During 2013 and 2012, in accordance with the Company's accounting policy on other-than-temporary declines in fair value of available-for-sale securities, the Company recorded impairment losses aggregating $132 and $816, respectively. The Company also recorded a $2,600 loss on a cost method investment in a joint venture the Company exited during 2012.

NOTE 19 — SEVERANCE AND RELOCATION COSTS AND AGREEMENTS WITH EXECUTIVE OFFICERS:

Severance and Relocation

          Severance related costs are recognized over the period commencing on the date on which the affected employees are notified and ending on the date when required services are completed.

Costs Associated with Exit or Disposal Activities

          On January 13, 2014, the Company announced that certain subsidiaries of OSG that own or charter-in 33 International Flag vessels (which was subsequently increased to 46 vessels) intended to outsource certain management services, including, but not limited to, the technical management, certain aspects of commercial management and crew management to V. Ships UK Limited ("V.Ships"). Charges relating to employee transition and termination benefits and similar transition and termination costs ("Outsourcing RIF") and set-up, wind-down and transitions costs ("Transition Costs") are included separately in the consolidated statement of operations. Outsourcing RIF severance costs of $17,020 incurred for the year ended December 31, 2014 included $3,428 and $7,651 relating to the International Crude Tankers and International Product Carriers business segments, respectively, with the balance relating to corporate offices. Management does not expect to incur any significant additional Outsourcing RIF costs in 2015. Transition Costs of $3,427 incurred for the year ended December 31, 2014 included $1,672 and $1,260 relating to the International Crude Tankers and International Product Carriers business segments, respectively, with the balance relating to corporate offices. Management does not expect to incur significant additional costs relating to winding down activities of its foreign office locations in 2015.

          In conjunction with the aforementioned, on January 7, 2014, the then current Board of Directors of OSG (the "Predecessor Board") and the Compensation Committee of the Predecessor Board approved a transitional incentive program for certain non-executive employees (the "Transition NEIP"), which was subsequently approved by the Bankruptcy Court on February 3, 2014. In order to achieve the restructuring described above, the Company required the commitment of the employees whose responsibilities would ultimately be outsourced or rendered unnecessary by virtue of the outsourcing (the "Transitional Employees"). The Transition NEIP, a component of the employee transition and termination benefits and similar transition and termination costs described above, is a broad based plan intended to offer compensation incentives to substantially all of the non-executive Transitional Employees (the "Eligible Employees") upon the achievement of

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 19 — SEVERANCE AND RELOCATION COSTS AND AGREEMENTS WITH EXECUTIVE OFFICERS: (Continued)

specific objectives ("Objectives") related to the operations and restructuring of OSG's international operations. For Eligible Employees, the annualized target awards ranged from 25% to 75% of base salary. The total cost of the incentive payments under the Transition NEIP was approximately $3,463.

          In April 2013, thirty-seven employees, including three senior executive officers of the Company, were terminated as part of a reduction in force ("April 2013 RIF"). April 2013 RIF severance costs for the years ended December 31, 2014 and 2013 were a release of reserves of $192 and a charge of approximately $3,427. April 2013 RIF severance costs allocated to the Company's three business segments were immaterial for both years.

          In February 2013, the Company's then-current Chief Executive Officer resigned. In conjunction with this resignation, the Company reversed previously recognized compensation expense of $3,209 relating to unvested restricted stock and stock option awards, which is reflected in general and administrative in the statement of operations for the year ended December 31, 2013.

          In the first quarter of 2012, the Company announced the relocation of the technical management ("TMC") of its conventional International Flag crude oil tanker fleet from its Newcastle, U.K. office to its Athens, Greece office. In connection therewith, approximately 50 employees were terminated in Newcastle. The Company released excess reserves (net of additional provisions) of $422 and recorded charges totaling $3,163 for the years ended December 31, 2013 and 2012, respectively, related to the severance and relocation of technical management.

          Activity relating to the reserves for the Outsourcing and April 2013 RIFs for the two years ended December 31, 2014 is summarized as follows:

	Outsourcing RIF	April 2013 RIF
Activity for the year ended December 31, 2013:
Provision		$3,824
Change in estimate		25
Utilized		(2,059)
Release of excess reserves		(422)

Balance at December 31, 2013	$—	1,368
Provision	18,616	—
Change in estimate	(1,831)	—
Utilized	(15,626)	(1,176)
Release of excess reserves	—	(192)

Balance at December 31, 2014	$1,159	$—

          The above table excludes related professional fees which are expensed as incurred.

Agreements with Executive Officers

          On August 11, 2014, Captain Robert E. Johnston, President and Chief Executive Officer of the Company, retired from his positions as Chief Executive Officer and President and ceased to be an employee of the Company. On August 11, 2014, the Company entered into a letter agreement with

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 19 — SEVERANCE AND RELOCATION COSTS AND AGREEMENTS WITH EXECUTIVE OFFICERS: (Continued)

Captain Johnston, which supersedes entirely the letter agreement previously entered into between the Company and Captain Johnston on March 22, 2013 and provides, among other things, that Captain Johnston will serve the Company as a consultant until December 31, 2015 (the "Consulting Period"). In exchange for Captain Johnston's consulting services, the Company will pay Captain Johnston a monthly fee of $56 during the Consulting Period. In addition to severance in the amount of $675 under the Company's severance plan, pursuant to the letter agreement, Captain Johnston was paid $1,013 with respect to his 2014 bonus and $6,399 in full satisfaction of his entitlement under the Company's unfunded, non- qualified supplemental savings plan.

          On June 15, 2012, the Company entered into agreements with the Company's then-current Chief Financial Officer and the Head of U.S. Strategic Business unit (the then-current President and Chief Executive Officer referred to in the preceding paragraph), to pay each executive officer a lump sum retention bonus of $1,500 in order to encourage their continued employment through to June 30, 2014. Each executive officer was responsible to repay the full gross amount of the retention bonus to the Company within thirty days if they are terminated by the Company for cause or resign without good reason, as defined within the agreements.

NOTE 20 — 2014 AND 2013 QUARTERLY RESULTS OF OPERATIONS (UNAUDITED):

	For the quarter ended in 2014
	March 31,(1)	June 30,(1)	Sept. 30,(1)	Dec. 31,
Selected Financial Data
Shipping revenues	$292,446	$241,777	$206,283	$216,928
Gain on disposal of vessels, including impairments	1,477	4	2,753	6,298
Income/(loss) from vessel operations	34,630	(1,529)	14,525	47,476
Interest expense(2)	(123)	(174,511)	(29,111)	(28,746)
Reorganization items, net	(29,256)	(86,123)	(49,756)	(6,338)
Income tax benefit/(provision)(3)	(1,329)	50,414	63,544	2,179
Net income/(loss)	12,550	(201,967)	10,614	26,530

Basic and Diluted net income/(loss) per share — Common Stock	$0.41	$(6.61)	$—	$—
Basic and Diluted net income/(loss) per share — Class A and Class B	$—	$—	$0.03	$0.05

(1)
The quarterly information included in the table above for the quarters ended March 31, 2014, June 30, 2014 and September 30, 2014 has been revised from that previously reported in the Quarterly Reports on Form 10-Q for the respective periods to reflect the correction of an error identified during the fourth quarter financial close reporting process related to the overstatement of depreciation expense recorded on certain vessels. The error did not impact periods prior to 2014. The Company assessed the materiality of the error on previously issued interim financial statements in accordance with SEC Staff Accounting Bulletins No. 99 and concluded that the revisions were not material to the condensed consolidated financial statements for any of the affected quarterly periods. The quarters ended March 31, 2014 and September 30, 2014 presented in the table above reflect an increase of $2,133 and $2,169,

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 20 — 2014 AND 2013 QUARTERLY RESULTS OF OPERATIONS (UNAUDITED): (Continued)

  respectively, in the previously reported amounts of income from vessel operations and net income, and an increase of $0.07 and $0.01, respectively, in previously reported basic and diluted earnings per share. The quarter ended June 30, 2014 presented in the table above reflects a reduction of $2,144 in the previously reported loss from vessel operations and net loss, and a reduction of $0.07 in previously reported basic and diluted loss per share.

(2)
Interest expense of $73,637 for the Unsecured Revolving Credit Facility and interest expense of $73,660 for the Unsecured Senior Notes relating to post-petition contractual interest (which includes default interest) were recorded in the second quarter.

(3)
As discussed in Note 13, "Taxes," there was an income tax benefit for the year ended December 31, 2014 due to a) a change in the mix of U.S. and foreign income and losses, primarily occurring in the second quarter and b) the Company released its deferred tax liability for undistributed earnings of its foreign subsidiaries attributable to the excess of the $1,500,000 facility limit over the cumulative potential deemed dividends arising from drawdowns by OSG under such facility and recorded an income tax benefit of $55,602 in the third quarter.

	For the quarter ended in 2013
	March 31,	June 30,	Sept. 30,	Dec. 31,
Selected Financial Data
Shipping revenues	$247,438	$228,114	$267,342	$273,102
Gain/(loss) on disposal of vessels, including impairments(1)	(22)	1,228	(63)	(382,614)
Income/(loss) from vessel operations	1,221	432	7,768	(376,619)
Interest expense(2)	(288)	(31)	(3)	(28)
Reorganization items, net(3)	(184,621)	(37,503)	(14,705)	(90,341)
Income tax benefit/(provision)	5,835	1,899	(1,947)	8,958
Net income/(loss)	(167,762)	(24,147)	960	(447,281)

Basic and diluted net income/(loss) per share	$(5.51)	$(0.79)	$0.03	$(14.67)

(1)
As discussed in Note 6, "Vessels, Deferred Drydock and Other Property," vessel impairment charges aggregating $365,976 were recorded in the fourth quarter. Further, as discussed in Note 3, "Summary of Significant Accounting Policies," and Note 9, "Intangible Assets," impairment charges of $9,589 for goodwill and $6,625 for intangible assets related to the International Crude Tankers Lightering business were recorded in the fourth quarter.

(2)
As discussed in Note 2, "Chapter 11 Filing and Emergence from Bankruptcy," and Note 10, "Debt," the Debtors filed a petition for relief under Chapter 11 and its debt agreements were classified as liabilities subject to compromise as of December 31, 2013. For the quarter ended December 31, 2013, interest expense of $17,168 was accordingly not recorded.

(3)
Also discussed in Note 2, the Company adjusts its accrued liabilities relating to rejected executory contracts when new information becomes available. In the fourth quarter, the Company increased its accruals by $69,154 based upon such new information.

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 21 — CONTINGENCIES:

          The Company's policy for recording legal costs related to contingencies is to expense such legal costs as incurred.

Class Action Lawsuits and Derivative Actions

          The Company has fully and finally resolved all potential direct claims by members of the putative class of securities claimants through a settlement effectuated through the Equity Plan, which became effective on August 5, 2014. Under the terms of that settlement, the Equity Plan provides for full satisfaction of the claims of the putative class through (i) $7,000 in cash, which was paid on August 5, 2014, (ii) 15% of the net litigation recovery in the action against Proskauer, described below, (iii) $5,000 in cash, payable following the entry of a final order resolving the Proskauer action, (iv) $3,000 in cash, payable by the reorganized Company on August 5, 2015, (v) proceeds of any residual interest the Company has in certain director and officer insurance policies, and (vi) any remaining cash in the class E1 disputed claims reserve established by the Equity Plan following resolution of all other class E1 claims. The settlement proceeds will be held in escrow pending allocations and distributions to members of the putative class to be determined by the district court overseeing the Exchange Act claims.

          The settled claims stem from the Company's filing of a Form 8-K on October 22, 2012 disclosing that on October 19, 2012 the Audit Committee of the Board of Directors of the Company, on the recommendation of management, concluded that the Company's previously issued financial statements for at least the three years ended December 31, 2011 and associated interim periods, and for the fiscal quarters ended March 31, 2012 and June 30, 2012, should no longer be relied upon. Shortly thereafter several putative class action suits were filed in the United States District Court for the Southern District of New York (the "Southern District") against the Company, its then President and Chief Executive Officer, its then Chief Financial Officer, its then current and certain former members of its Board of the Directors, its current independent registered public accounting firm, and underwriters of the Company's public offering of notes in March 2010 (the "Offering"). The Company's former independent registered public accounting firm was later added as a defendant. Subsequent to the Company's filing for relief under Chapter 11, these suits were consolidated and the plaintiffs filed an amended complaint that does not name the Company as a defendant. The consolidated suit is purportedly on behalf of purchasers of Company securities between March 1, 2010 and October 19, 2012 and purchasers of notes in the Offering. The plaintiffs allege that documents that the Company filed with the SEC were defective, inaccurate and misleading, that the plaintiffs relied on such documents in purchasing the Company's securities, and that, as a result, the plaintiffs suffered losses. The plaintiffs assert claims under the Securities Act against all defendants and claims under the Securities Exchange Act of 1934 (the "Exchange Act") against the then former President and former Chief Financial Officer of the Company. Following additional amendments on plaintiffs' Exchange Act claims and motion to dismiss briefing, on April 28, 2014, the Southern District denied the motion to dismiss the Exchange Act claims filed by the then former President and former Chief Financial Officer on the third amended complaint. On July 2, 2014, the Southern District issued a scheduling order provided that discovery would be completed by July 22, 2015. On October 20, 2014, the plaintiffs moved for leave to file another amended complaint alleging claims under the Exchange Act against the Company's current and former independent registered public accounting firms, and on November 28, 2014, the Southern District denied the plaintiffs' motion. On February 17, 2015, the Company's former independent registered public accounting firm requested that the Southern District strike the class allegations in

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 21 — CONTINGENCIES: (Continued)

the active complaint as they relate to that firm. On March 2, 2015, the Southern District stayed all depositions to allow the Company's former independent registered public accounting firm to move for summary judgment or judgment on the pleadings. Briefing on that motion is expected to be completed by April 17, 2015.

          The plaintiffs in the Southern District action filed a proof of claim against the Company in the Bankruptcy Court. Pursuant to a settlement with such plaintiffs and the putative class on whose behalf their claim is filed, their direct claims against the Company are fully and finally resolved based on the Equity Plan treatment described above. Separately, certain of the defendants in the Southern District have filed claims in the Bankruptcy Court against the Company for indemnification or reimbursement based on potential losses incurred in connection with such action. Certain of those indemnification claims, asserted by former directors of the Company, have been released pursuant to the Equity Plan. In addition, the indemnification claims asserted by the Company's former underwriters have been capped at no more than $1,500, pursuant to orders of the Bankruptcy Court. All claims of the defendants in the Southern District against the Company are subordinated pursuant to Section 510(b) of the Bankruptcy Code and are classified in Class E1. Under the Equity Plan, subordinated claims against the Company are limited to recoveries from a segregated reserve of $2,000 to be funded by the Company pursuant to the Equity Plan. The Equity Plan and related confirmation order do not permit any recoveries by the defendants beyond this $2,000 cap. Any amounts remaining following full and complete satisfaction of all Class E1 claims, including claims of defendants in the Southern District, will be distributed to members of the putative class pursuant to the terms of the settlement described above. The Equity Plan and confirmation order foreclose the defendants in the Southern District from pursuing any other or further remedies against the Company.

          As such, management estimates the amount of its exposure with respect to the actions pending before the Southern District described above at between zero and $2,000.

Proskauer Action

          On February 23, 2014, Proskauer and four of its partners filed an action in the Supreme Court of the State of New York, County of New York (the "Supreme Court") against the then Senior Vice President, General Counsel and Secretary and the former Chief Financial Officer alleging that the defendants engaged in tortious and fraudulent conduct that caused significant harm to the plaintiffs and the Company. The plaintiffs alleged that the defendants made false representations and thereby deceived and misled Proskauer into providing legal advice to the Company, which was the subject of the Company's malpractice suit against Proskauer and four of its partners filed on November 18, 2013 in the Bankruptcy Court. On May 1, 2014, the defendants in the action filed by Proskauer and four of its partners filed motions to dismiss the action. On June 9, 2014, the plaintiffs filed an amended complaint that included certain additional factual allegations and an additional claim against the former Chief Financial Officer of the Company. On July 18, 2014 the defendants filed motions to dismiss the plaintiffs' amended complaint. On January 15, 2015, the Supreme Court dismissed the plaintiffs' amended complaint against the defendants. On March 2, 2015, the plaintiffs appealed the Supreme Court's decision to the Appellate Division of the Supreme Court, First Department.

          On February 21, 2014, the Bankruptcy Court declined to hear the Company's malpractice claims against Proskauer and four of its partners that were filed on November 18, 2013 under the

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 21 — CONTINGENCIES: (Continued)

doctrine of permissive abstention, and on March 11, 2014, the Company re-filed its malpractice claims against such defendants in the Supreme Court. On April 11, 2014, Proskauer and four of its partners filed a motion to dismiss the malpractice action, and on September 10, 2014, the Supreme Court denied the motion to dismiss the legal malpractice for breach of duty of care claim but granted the motion to dismiss the legal malpractice for breach of duty of loyalty claim as subsumed within the duty of care claim. Proskauer and four of its partners appealed this decision to the Appellate Division of the Supreme Court, First Department and on February 11, 2015 the appellate court heard oral argument on the appeal. A ruling on the appeal is pending. In addition, on December 3, 2014, the Company filed a motion with the Supreme Court for partial summary judgment on whether the "joint and several" liability provisions of certain of the Company's prior loan agreements, which are the focus of the malpractice action, are unambiguous as a matter of law. That motion is fully briefed, and a court hearing on this motion is scheduled for June 11, 2015.

          On May 15, 2014, the Supreme Court issued a scheduling order for discovery in the Company's malpractice action against Proskauer. Discovery has now commenced. Under the terms of the scheduling order, all discovery will be completed by September 30, 2015.

SEC Investigation

          On November 13, 2012, the Company received from the staff of the SEC's Division of Enforcement (the "Staff") a request for documents relating to the statements in the Company's October 22, 2012 Form 8-K. On January 29, 2013, the SEC issued a formal order of private investigation of the Company. The Company has provided documents to the SEC and intends to continue to cooperate fully with the SEC's investigation.

          The Equity Plan provides for funding for potential liabilities that the SEC may assert in connection with its proof of claim (the "SEC Claim") to the extent that the SEC Claim is allowed. The SEC filed the SEC Claim in respect of contingent and unliquidated amounts that the SEC may assert against the Company as a result of the outcome of its investigation of the Company and certain of its advisors. Pursuant to the Equity Plan, the Debtors will fund a cash reserve of up to $5,000 to satisfy any liabilities on account of the SEC Claim, solely to the extent and upon the entry of a final order of the Bankruptcy Court providing that the SEC Claim or any portion thereof is allowed. The SEC and the Debtors have agreed that there is no inference, assertion, concession, admission, determination or conclusion that should be drawn from the establishment of the reserve, as the SEC's investigation of the Company, its advisors and individuals inside and outside of the Company is ongoing, and the SEC will make a determination of whether there were securities laws violations only at the conclusion of its investigation. The SEC has reached no such conclusion, and the Staff sought a reserve solely in recognition of the fact that the SEC had not completed its investigation prior to the Equity Plan's confirmation.

Environmental Incident

          On July 16, 2013 the Company received notification through its compliance reporting system that possible pollution violations from one of its Marshall Islands-flagged vessels had occurred. The report alleged that there had been improper discharges of bilge holding tank contents directly overboard and not, as required by Company policies and law, through the installed Oily Water Separator or to shore side reception facilities.

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES (Continued)

NOTE 21 — CONTINGENCIES: (Continued)

          On July 26, 2013, after conducting a preliminary investigation, the Company informed the Marshall Islands Maritime Administration (the "Flag State") of potential violations of law and the Flag State commenced an investigation. The Company has cooperated with the Flag State preliminary investigation. On July 31, 2013, the Company voluntarily disclosed to the U.S. Coast Guard and the U.S. Department of Justice the results of the Company's and the Flag State's preliminary investigations, including possible improper discharges from the vessel's bilge holding tank and apparent false entries in, or apparent omission of required entries from, the vessel's Oil Record Book Part I while the vessel was in U.S. waters. On June 4, 2014 the U.S. Coast Guard accepted the Company's self-reporting of this matter under the Coast Guard's voluntary disclosure policy. Under such policy, the Coast Guard will not recommend to the U.S. Department of Justice or other prosecuting authority that criminal charges be brought against the Company arising from this matter. The Company is cooperating with the Department of Justice in its investigation resulting from the voluntary disclosures. Any liabilities for potential fines or penalties that may be imposed in connection with this matter cannot be estimated as of December 31, 2014.

Legal Proceedings Arising in the Ordinary Course of Business

          The Company is a party, as plaintiff or defendant, to various suits in the ordinary course of business for monetary relief arising principally from personal injuries (including without limitation exposure to asbestos and other toxic materials), wrongful death, collision or other casualty and to claims arising under charter parties. A substantial majority of such personal injury, wrongful death, collision or other casualty claims against the Company are covered by insurance (subject to deductibles not material in amount). Each of the claims involves an amount which, in the opinion of management, should not be material to the Company's financial position, results of operations and cash flows.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
FINANCIAL STATEMENT SCHEDULE

To the Board of Directors
of Overseas Shipholding Group, Inc.

          Our audits of the consolidated financial statements referred to in our report dated March 16, 2015 also included an audit of the accompanying financial statement schedule. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP
New York, New York
March 23, 2015

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES
SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF PARENT
OVERSEAS SHIPHOLDING GROUP, INC.
CONDENSED BALANCE SHEETS
AT DECEMBER 31
DOLLARS IN THOUSANDS

	2014	2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$117,092	$180,508
Restricted cash	53,085	—
Income taxes recoverable	55,526	3,988
Prepaid expenses and other current assets	6,108	6,980

Total Current Assets	231,811	191,476
Investments in affiliated companies and subsidiaries	1,851,617	1,828,307
Intercompany loans and accrued interest receivables	—	53,169
Other intercompany receivables	1,904	388,386
Other assets	570	9,168

Total Assets	$2,085,902	$2,470,506

LIABILITIES AND (DEFICIT)/EQUITY
CURRENT LIABILITIES:
Accounts payable, accrued expenses and other current liabilities	$29,403	$14,438
Income taxes payable, including reserve for uncertain tax positions of $234,623 (2013)	56	255,987

Total Current Liabilities	29,459	270,425
Reserve for uncertain tax positions	34,520	26,585
Long-term debt	446,000	—
Deferred income taxes	283,277	369,942
Intercompany payables	6,559	13,327
Liabilities subject to compromise	—	1,850,474

Total Liabilities	799,815	2,530,753

Commitments and contingencies
EQUITY/(DEFICIT):
Common stock — Class A ($0.01 par value; 1,000,000,000 shares authorized; 310,744,763 shares issued and outstanding)	3,108	—
Common stock — Class B ($0.01 par value; 7,926,805 shares authorized; 5,017,330 shares issued and outstanding)	50	—
Common stock ($1 par value; 120,000,000 shares authorized; 44,290,759 shares issued; 44,290,759 shares cancelled August 5, 2014)	—	44,291
Paid in additional capital	1,507,334	413,753
(Accumulated deficit)/Retained earnings	(141,025)	386,250

	1,369,467	844,294
Cost of treasury stock	—	(835,197)

	1,369,467	9,097
Accumulated other comprehensive loss	(83,380)	(69,344)

Total Equity/(Deficit)	1,286,087	(60,247)

Total Liabilities and Equity/(Deficit)	$2,085,902	$2,470,506

See notes to condensed financial statements

 OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES
SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF PARENT
OVERSEAS SHIPHOLDING GROUP, INC.
CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31
DOLLARS IN THOUSANDS

	2014	2013	2012
Operating Expenses
General and administrative	$9,435	$7,096	$14,965

Total Operating Expenses	9,435	7,096	14,965
Equity in income/(loss) of affiliated companies and subsidiaries	50,741	(585,355)	(381,989)

Operating income/(loss)	41,306	(592,451)	(396,954)
Other income	1,511	2,519	2,124

Income/(loss) before interest expense, reorganization items and income taxes	42,817	(589,932)	(394,830)
Interest expense	(160,461)	—	(78,425)

Loss before reorganization items and income taxes	(117,644)	(589,932)	(473,255)
Reorganization items, net	(150,189)	(68,315)	(8,558)

Loss before income taxes	(267,833)	(658,247)	(481,813)
Income tax benefit	115,560	20,017	1,699

Net Loss	(152,273)	(638,230)	(480,114)
Other comprehensive (loss)/income, net of tax:
Net change in unrealized holding losses on available-for-sale securities	—	(49)	15
Change in unrealized losses on cash flow hedges	(2,284)	39,674	5,617
Defined benefit pension and other postretirement benefit plans:
Net change in unrecognized transition obligation	4	5	6
Net change in unrecognized prior service cost	(77)	(237)	1,731
Net change in unrecognized actuarial losses	(11,679)	5,044	(1,843)

Other comprehensive (loss)/income	(14,036)	44,437	5,526

Comprehensive Loss	$(166,309)	$(593,793)	$(474,588)

See notes to condensed financial statements

 OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES
SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF PARENT
OVERSEAS SHIPHOLDING GROUP, INC.
CONDENSED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31
DOLLARS IN THOUSANDS

	2014	2013	2012
Cash Flows from Operating Activities:
Net cash used in operating activities	$(84,829)	$(137,651)	$(31,299)

Cash Flows from Investing Activities:
Change in restricted cash	(53,085)	—	—
Contributions to subsidiaries	(14,316)
Distributions from affiliated companies and subsidiaries	392,414	—	—
Loans receivable from subsidiaries	—	—	(50,000)

Net cash provided by/(used in) investing activities	325,013	—	(50,000)

Cash Flows from Financing Activities:
Issuance of common stock, net of issuance costs	1,510,000	—	—
Purchases of treasury stock	(162)	(42)	(307)
Issuance of debt, net of issuance costs and deferred financing costs	—	—	375,000
Payments on debt	(1,335,603)	—	—
Payment on debt of subsidiaries guaranteed by the Parent	(477,835)	—	—
Issuance of common stock upon exercise of stock options	—	—	70

Net cash (used in)/provided by financing activities	(303,600)	(42)	374,763

Net (decrease)/increase in cash and cash equivalents	(63,416)	(137,693)	293,464
Cash and cash equivalents at beginning of year	180,508	318,201	24,737

Cash and cash equivalents at end of year	$117,092	$180,508	$318,201

See notes to condensed financial statements

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES
SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF PARENT
OVERSEAS SHIPHOLDING GROUP, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS

DOLLARS IN THOUSANDS

NOTE A — BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS:

          Overseas Shipholding Group, Inc. (the "Parent") is a holding company that conducts substantially all of its business operations through its subsidiaries. The condensed financial information and related notes have been prepared in accordance with Rule 12.04, Schedule I of Regulation S-X. This financial information should be read in conjunction with the consolidated financial statements and notes thereto of Overseas Shipholding Group, Inc., and subsidiaries (collectively, the "Company").

          As of December 31, 2014, the Parent owns 100% of OSG Bulk Ships, Inc. ("OBS"), which is incorporated in New York State, OSG International, Inc. ("OIN"), which is incorporated in the Marshall Islands, and OSG Financial Corp., which is incorporated in Delaware. OIN and OBS and their subsidiaries own and operate fleets of oceangoing vessels engaged in the transportation of crude oil and refined petroleum products in the international markets and the U.S. Flag trades.

NOTE B — BANKRUPTCY FILING AND EMERGENCE FROM BANKRUPTCY:

          On November 14, 2012 (the "Petition Date"), the Parent and 180 of its subsidiaries (together with Parent, the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of Title II of the U.S. Code (the "Bankruptcy Code") in the U.S. Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). On March 7, 2014, the Debtors filed a plan of reorganization supported by certain of the lenders under the Parent's $1,500,000 credit agreement, dated as of February 9, 2006 (the "Lender Plan"). On April 18, 2014, the Debtors received a proposal for an alternative plan of reorganization from certain holders of existing equity interests of the Company, which the Debtors determined to be more favorable to the Debtors' creditors and equity interest holders than the Lender Plan (the "Equity Proposal"). Accordingly, the Debtors filed with the Bankruptcy Court a plan of reorganization that effectuates the terms of the Equity Proposal (as subsequently amended, the "Equity Plan"). The Bankruptcy Court confirmed the Equity Plan by order entered on July 18, 2014 (the "Confirmation Order"). On August 5, 2014 (the "Effective Date"), the Equity Plan became effective and OSG emerged from bankruptcy.

Summary of Emergence from Bankruptcy

          The Equity Plan deleveraged the Company's balance sheet by reducing debt and increasing stockholders' equity. The financial restructuring was accomplished through exit financing and by using the proceeds from a shareholder rights offering (including Backstop Securities) and supplemental equity offering (Holdback Securities), as further discussed below, and cash on hand to reduce outstanding indebtedness. See below for a summary of the significant events affecting the Company's capital structure as a result of the Equity Plan becoming effective. In conjunction with the plan of reorganization, OSG, OBS and OIN completed a series of capital contributions and distributions that resulted in OSG Ship Management, Inc. becoming wholly owned by OBS, Edindun Shipping Corporation, which was incorporated in the Marshall Islands and had owned 10.46% of OIN being liquidated, and OIN being wholly owned by OSG.

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES
SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF PARENT
OVERSEAS SHIPHOLDING GROUP, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (Continued)

DOLLARS IN THOUSANDS

NOTE B — BANKRUPTCY FILING AND EMERGENCE FROM BANKRUPTCY: (Continued)

Amended and Restated Certificate of Incorporation

          On the Effective Date, the Company amended and restated its certificate of incorporation (the "Amended and Restated Certificate of Incorporation") to among other things, authorize the Company to issue 1,067,926,805 shares of stock consisting of the following classes: (a) 1,000,000,000 shares of Class A Common Stock, par value $0.01 per share, (b) 7,926,805 shares of Class B Common Stock, par value $0.01 per share and (c) 60,000,000 shares of preferred stock, par value $0.01 per share, which may be issued in one or more series as the Board of Directors may determine from time to time.

Equity Commitment Agreement

          On May 2, 2014, the Debtors entered into an equity commitment agreement (as subsequently amended, and including the exhibits thereto, the "Equity Commitment Agreement") with potential investors (each, an "Initial Commitment Party") and upon amendment of the Equity Commitment Agreement to, among other things, join certain additional parties to the Equity Commitment Agreement (each such additional party and each Initial Commitment Party, a "Commitment Party"). The Equity Commitment Agreement, along with the associated rights offering procedures, set forth the terms of an equity rights offering (the "Rights Offering") and separate sale of Holdback Securities (as defined below) for an aggregate offering amount of $1,510,000. The Equity Plan and Equity Commitment Agreement further provided for the Company's issuance of two separate classes of common stock (the "Class A Common Stock" and the "Class B Common Stock", and collectively the "New Shares") and penny warrants to purchase Class A Common Stock and Class B Common Stock (respectively "Class A Warrants" and "Class B Warrants", and, together with the New Shares, the "Rights Offering Securities").

Rights Offering and Issuance of Shares and Warrants

          In accordance with the Equity Commitment Agreement and the Equity Plan, on or about June 10, 2014, subscription rights to purchase Rights Offering Securities (each such right, a "Subscription Right") were distributed in respect of each then outstanding share of common stock of Pre-Reorganized OSG (each such share, an "Existing Share") to the holder of record of such Existing Share as of June 6, 2014 (the "Record Date"). Each Subscription Right entitled a holder thereof that satisfied certain specified conditions (each, an "Eligible Holder") to purchase 12 shares of Class A Common Stock or Class A Warrants, as applicable, as described in the Equity Plan, for $3.00 per Rights Offering Security. Each Eligible Holder that timely elected to participate in the Rights Offering (each, a "Participating Eligible Holder") was able to exercise some, all or none of the Subscription Rights it received, but each Subscription Right could only be exercised in whole, and not in part. All holders of Existing Shares of Pre-Reorganized OSG as of the Record Date that were not Participating Eligible Holders received, as described in the Equity Plan, one new share of Class B Common Stock or Class B Warrants in respect of each Existing Share held by such holder on the Record Date.

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES
SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF PARENT
OVERSEAS SHIPHOLDING GROUP, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (Continued)

DOLLARS IN THOUSANDS

NOTE B — BANKRUPTCY FILING AND EMERGENCE FROM BANKRUPTCY: (Continued)

          Each Commitment Party agreed in the Equity Commitment Agreement to exercise its Subscription Rights in full (to the extent such Commitment Party received Subscription Rights), to purchase a portion of any remaining securities related to unexercised Subscription Rights following completion of the Rights Offering (the "Backstop Securities") and to purchase a portion of a further additional number of shares of Class A Common Stock and/or Class A Warrants (the "Holdback Securities") (the Rights Offering Securities, Backstop Securities and Holdback Securities, collectively, the "Aggregate Offering") allocated to such Commitment Party under the Equity Commitment Agreement. As consideration for the respective commitments to purchase Backstop Securities, the Company granted to the Commitment Parties an aggregate of 25,166,668 further shares of Class A Common Stock and Class A Warrants.

          On the Effective Date, all previously issued and outstanding shares of the Company's common stock were cancelled and retired, and ceased to exist, and the Company issued the two series of common stock and penny warrants (described above) for an aggregate offering amount of $1,510,000. The Company issued 306,857,778 shares of Class A Common Stock and 213,715,419 Class A Warrants pursuant to Rule 506(b) under the Securities Act of 1933, as amended. In addition, the Company issued 5,457,591 shares of Class B Common Stock and 2,469,013 Class B Warrants pursuant to Section 1145 of the Bankruptcy Code. Pursuant to the Confirmation Order, the Class A Common stock and Class B Common stock are deemed to be part of the same class of securities under Section 12 of the Securities Exchange Act of 1934. The proceeds from the issuance of the Rights Offering Securities were used to satisfy certain of the Equity Plan's cash payment obligations and to provide working capital to fund the Company's operations after emergence from bankruptcy.

          For additional information regarding the Company's capital structure see Note 14, "Capital Stock and Stock Compensation," of the notes to the consolidated financial statements of the Company.

Exit Financing and Entry into Credit Facilities

          On the Effective Date, to support the Equity Plan, OSG and certain of its subsidiaries entered into secured debt facilities consisting of: (i) a secured asset-based revolving loan facility of $75,000, among OSG, OBS, certain OBS subsidiaries, Wells Fargo Bank, National Association ("Wells Fargo") as Administrative Agent, and the other lenders party thereto, (the "OBS ABL Facility") secured by a first lien on substantially all of the U.S. Flag assets of OBS and its subsidiaries and a second lien on certain other specified U.S. Flag assets; (ii) a secured term loan of $603,000, among OSG, OBS, certain OBS subsidiaries, Jefferies Finance LLC ("Jefferies"), as Administrative Agent, and other lenders party thereto (the "OBS Term Loan"), secured by a first lien on certain specified U.S. Flag assets of OBS and its subsidiaries and a second lien on substantially all of the other U.S. Flag assets of OBS and its subsidiaries; and (iii) a secured term loan facility of $628,375 (the "OIN Term Loan") and a revolving loan facility of $50,000 (the "OIN Revolver Facility" and, together with the OBS ABL Facility, the OBS Term Loan and the OIN Term Loan, the "Exit Financing Facilities"), among OSG, OIN, OIN Delaware LLC, the sole member of which is OIN, certain OIN subsidiaries, Jefferies, as Administrative Agent, and other lenders party thereto, both secured by a first lien on

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES
SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF PARENT
OVERSEAS SHIPHOLDING GROUP, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (Continued)

DOLLARS IN THOUSANDS

NOTE B — BANKRUPTCY FILING AND EMERGENCE FROM BANKRUPTCY: (Continued)

substantially all of the International Flag assets of OIN and its subsidiaries that, collectively, and together with the proceeds from the issuance of the Securities, provided OSG with the funding necessary to satisfy the Equity Plan's cash payment obligations, the expenses associated with closing the Exit Financing Facilities and working capital to fund OSG's operations after emergence from bankruptcy. On August 5, 2014, the available amounts under each of the OBS Term Loan and OIN Term Loan were drawn in full.

          The Exit Financing Facilities contain restrictions on the ability of each of OBS and OIN to transfer funds after the Effective Date to the Parent, who is not a borrower under such facilities. The Parent's ability to receive cash dividends, loans or advances from OBS and OIN is restricted under the Exit Financing Facilities. As of December 31, 2014, these restrictions permit the payment of an amount equal to $25,000 in respect to each of the OBS and OIN Term Loan. As a result, all but approximately $50,000 of the $1,851,617 reflected as investments in affiliates and subsidiaries on the balance sheet as of December 31, 2014 is deemed to be restricted net assets.

          In connection with Exit Financing Facilities, the Parent entered into a new cost sharing agreement with OBS and OIN and a tax sharing agreement with OBS that provide for the reimbursement of certain expenses (as defined in the agreement) incurred by the Parent by each of OBS and OIN, and the reimbursement of income taxes payable by the Parent by OBS, as defined in the agreement.

Election 1 and Election 2 Notes and Entry into Second and Third Supplemental Indentures

          Pursuant to the Equity Plan, on the Effective Date, the Company issued two series of 7.50% Notes due 2021, one series in an aggregate principal amount of $6,508 (the "Election 1 Notes") and the other series in an aggregate principal amount of $138,708 (the "Election 2 Notes" and, together with the Election 1 Notes, the "Election Notes") to holders of the Company's 7.50% Senior Notes due 2024 (the "2024 Notes") that elected to receive Election 1 Notes or Election 2 Notes, as the case may be. The Election Notes will mature on February 15, 2021. The Election 1 Notes were issued pursuant to a Second Supplemental Indenture dated August 5, 2014 (the "Second Supplemental Indenture"), between the Company and Wilmington Trust Company, as trustee (the "Trustee"), to the Indenture dated as of March 7, 2003, between the Company and the Trustee (the "Base Indenture"). The Election 2 Notes were issued pursuant to a Third Supplemental Indenture dated August 5, 2014 (the "Third Supplemental Indenture"), between the Company and the Trustee, to the Base Indenture. Each electing holder received Election 1 Notes or Election 2 Notes, as applicable, in a principal amount equal to that of the 2024 Notes previously owned by such holder together with, in the case of the Election 1 Notes, a cash payment equal to 1% or, in the case of the Election 2 Notes, a cash payment equal to 3%, of the principal amount of 2024 Notes previously held by such holder. In addition, each electing holder received a cash payment equal to the amount of unpaid and overdue interest that would have been owed under the 2024 Notes held by such holder if the 2024 Notes were reinstated and interest was paid through the Effective Date. Holders of Election 2 Notes did not receive interest on overdue interest. Holders of 2024 Notes that did not elect to receive Election Notes, had their 2024 Notes reinstated in an aggregate principal amount of $784 and received a cash payment equal to the amount of unpaid and overdue interest.

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES
SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF PARENT
OVERSEAS SHIPHOLDING GROUP, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (Continued)

DOLLARS IN THOUSANDS

NOTE C — DEBT:

          Debt consists of the following:

	As of December 31,
	2014	2013(1)
8.125% notes due 2018, net of unamortized discount of $2,898 (2013)	$300,000	$297,102
7.50% notes due 2024	784	146,000
7.50% Election 1 notes due 2021	6,508	—
7.50% Election 2 notes due 2021	138,708	—
Unsecured revolving credit facility	—	1,272,000
8.75% Debentures due 2013, net of unamortized discount of $11 (2013)	—	63,592

	$446,000	$1,778,694

(1)
Classified as liabilities subject to compromise as of December 31, 2013.

          The aggregate annual principal payments required to be made on debt over the next five years and thereafter are $300,000 (2018), $145,216 (2021) and $784 (2024).

Unsecured Revolving Credit Facility and Related Party Loan Agreements

          In 2006, the Company entered into a $1,800,000 seven-year Unsecured Revolving Credit Facility with a group of banks, which was scheduled to mature on February 8, 2013. OSG, OBS and OIN were co-obligors (together, the "Borrowers") on a joint and several basis for amounts drawn under this credit facility.

          The Parent made draw-downs under the Unsecured Revolving Credit Facility and transferred funds to OIN under two related party revolving credit agreements to meet OIN's operating and capital expenditure requirements. One of the agreements, an unsecured revolving credit agreement dated December 20, 2011 provided a maximum availability of $300,000 and was scheduled to mature on December 19, 2014. A second agreement, a secured revolving credit agreement dated November 8, 2012, provided a maximum availability of $150,000 and was scheduled to mature on December 31, 2014 (the unsecured and secured related party agreements collectively, the "Related Party Loan Agreements"). See Note D, "Related Party Transactions." Borrowings under the unsecured related party agreement bore interest at a base rate defined as the 110% of the quarterly short term Applicable Federal Rate in Table 1 ("AFR") plus a margin of 1% up to February 8, 2013 and 3% thereafter. Borrowings under the secured related party agreement bore interest at a base rate defined as the AFR plus a margin of 4.5%.

          As of December 31, 2013 and immediately prior to emergence, the Company had $1,489,000 outstanding under the Unsecured Revolving Credit Facility, of which $217,000 had been transferred to OIN under the Related Party Loan Agreements, including $142,000 through the unsecured related party agreement and $75,000 through the secured related party agreement. The secured related party agreement was collateralized by certain of OIN's receivables, general intangibles and other assets. As OIN was a joint and several co-obligor of the Unsecured Revolving Credit Facility,

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES
SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF PARENT
OVERSEAS SHIPHOLDING GROUP, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (Continued)

DOLLARS IN THOUSANDS

NOTE C — DEBT: (Continued)

the $217,000 co-borrower obligation for funds transferred to OIN under the Related Party Loan Agreements, is not included in the above table as of December 31, 2013.

          The Parent and OIN, as joint and several co-obligors of the Unsecured Revolving Credit Facility, repaid their respective portions of the principal outstanding and contractual interest thereon (which includes default interest) on the Effective Date.

Unsecured Senior Notes

          8.75% Debentures (the "2013 Debentures") — These notes were issued on December 1, 1993 and the remaining balance consisted of $63,603 in face value, which matured on December 1, 2013. Borrowings outstanding under this credit facility and contractual interest thereon was paid on the Effective Date.

          See Note 10, "Debt," of the notes to the consolidated financial statements of the Company for additional information relating to the Parent's debt.

NOTE D — RELATED PARTY TRANSACTIONS:

          The financial statements of the Parent included related party transactions as presented in the tables below:

	For the year ended December 31,
	2014	2013	2012
General and administrative expenses reimbursed to/(by) subsidiaries
OSG Ship Management, Inc.	$9,659	$22,398	$16,408
OSG International, Inc.	(20,067)	(22,542)	(24,817)

Net reduction in general and administrative expenses	$(10,408)	$(144)	$(8,409)

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES
SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF PARENT
OVERSEAS SHIPHOLDING GROUP, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (Continued)

DOLLARS IN THOUSANDS

NOTE D — RELATED PARTY TRANSACTIONS: (Continued)

	For the year ended December 31,
	2014	2013	2012
Equity in income/(loss) of investments in affiliated companies and subsidiaries
OSG Bulk Ships, Inc.(1)	$69,560	$116,188	$132,627
OSG Financial Corp.	—	(171)	62
OSG International, Inc.(2)(3)	(19,019)	(666,690)	(484,389)
OSG Ship Management, Inc.(1)	—	(34,467)	(29,599)
Tankers International L.L.C.(3)	200	(215)	(690)

	$50,741	$(585,355)	$(381,989)

(1)
OSG Ship Management, Inc. is wholly owned by OSG Bulk Ships as of December 31, 2014.

(2)
The equity in the loss of OSG International, Inc. in 2013 and 2012 includes both the 87.46% owned directly by the Parent and the amounts owned indirectly as follows:10.46% owned by Edindun Shipping Corporation; 2.05% owned by OSG Bulk Ships, Inc.; and 0.03% owned by OSG Ship Management, Inc.

(3)
In 2014, in connection with the plan of reorganization, Tankers International L.L.C., a joint venture in which the Parent owned a less than 50% interest in 2013 and 2012, was transferred to OSG International, Inc.

	For the year ended December 31,
	2014	2013	2012
Interest income on intercompany loans receivable
OSG Bulk Ships, Inc.	$1,535	$2,477	$350
OSG International, Inc.	—	—	1,746

	$1,535	$2,477	$2,096

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES
SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF PARENT
OVERSEAS SHIPHOLDING GROUP, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (Continued)

DOLLARS IN THOUSANDS

NOTE D — RELATED PARTY TRANSACTIONS: (Continued)

          Interest income on intercompany loans receivable is included in other (expense)/income in the statements of operations and comprehensive loss. See below for a description of the terms of the intercompany loans.

	As of December 31,
	2014	2013
Intercompany loans and accrued interests receivable
OSG Bulk Ships, Inc.	$—	$52,826
OSG International, Inc.	—	343

	$—	$53,169

          In accordance with the Parent's central treasury policies, the Parent transferred funds to OBS under a related party revolving credit agreement to meet OBS's operating and capital expenditure requirements. This agreement was a secured revolving credit agreement dated November 8, 2012, which provided a maximum availability of $150,000 and was scheduled to mature on December 31, 2014 (the "OBS Loan Agreement"). The $50,000 outstanding under the OBS Loan Agreement as of December 31, 2013, was collateralized by certain of OBS's equity interests in its subsidiaries.

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES
SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF PARENT
OVERSEAS SHIPHOLDING GROUP, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (Continued)

DOLLARS IN THOUSANDS

NOTE D — RELATED PARTY TRANSACTIONS: (Continued)

Borrowings under the OBS Loan Agreement bore interest at a base rate defined as the 110% of the quarterly short term Applicable Federal Rate in Table 1 plus a margin of 4.5%.

	As of December 31,
	2014	2013
Intercompany receivables
Crown Tanker Corporation*	$—	$18
First Shipco Inc.*	—	4,632
International Seaways, Inc.*	—	5,818
OSG America Operating Company LLC**	—	106
OSG Bulk Ships, Inc.	—	76,881
OSG International, Inc.	1,904	173,948
OSG Lightering LLC*	—	590
OSG Lightering Services Inc.*	—	313
OSG New York, Inc.*	—	110
OSG Overseas Ship Management (Canada) Inc.*	—	6
OSG Ship Management (GR) Ltd.*	—	1,967
OSG Ship Management (UK) Ltd.*	—	2,891
OSG Ship Management Asia Pacific Pte. Ltd.*	—	438
OSG Ship Management, Inc.	—	4,862
OSG Tankers (UK) Ltd.*	—	534
Overseas ST Holding LLC**	—	115,235
Africa Tanker Corporation*	—	37

	$1,904	$388,386

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES
SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF PARENT
OVERSEAS SHIPHOLDING GROUP, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (Continued)

DOLLARS IN THOUSANDS

NOTE D — RELATED PARTY TRANSACTIONS: (Continued)

          Intercompany receivables as of December 31, 2013 as shown in the above table include pre-petition balances aggregating $355,682 and post-petition balances aggregating $32,704.

	As of December 31,
	2014	2013
Intercompany payables
Eighth Aframax Tanker Corporation*	$—	$11
First Pacific Corporation*	—	672
OSG America Operating Company LLC**	—	227
OSG Bulk Ships, Inc.	965	13,100
OSG CNG Transportation Corporation*	—	72
OSG Financial Corp.	—	8,672
OSG International, Inc.	—	26
OSG Ship Management, Inc.**	5,594	35,351
OSG Ship Management Manila, Inc.*	—	20
Seventh Aframax Tanker Corporation*	—	11

	$6,559	$58,162

*
Subsidiary of OSG International, Inc. as of December 31, 2014

**
Subsidiary of OSG Bulk Ships, Inc. as of December 31, 2014

          Intercompany payables as of December 31, 2013 as shown in the above table include pre-petition balances aggregating $44,835, which were reflected in liabilities subject to compromise on the condensed balance sheet.

          Neither OBS nor OIN made cash dividend distributions to the Parent for the years ended December 31, 2013 and 2012. On August 5, 2014, concurrent with OSG's Emergence and as part of the plan of reorganization, OBS and OIN made cash distributions to the Parent of $600,400 and $53,225, respectively, including cash dividends of $207,986 and $53,255, respectively, and a $392,414 return of capital from OBS. The cash dividends and the return of capital distributions received by the Parent are reflected in the condensed statement of cash flows as cash flows from operating activities and investing activities, respectively. In connection with its emergence, the Parent made certain payments to creditors aggregating $477,835, in its capacity as guarantor of the secured term loans of subsidiaries of OIN, which are reported as financing activities in the condensed statement of cash flows.

          In accordance with the Equity Plan, on emergence all amounts, including the related party loans, then due between Parent and OIN and its subsidiaries and OBS and its subsidiaries were deemed uncollectible and considered settled through non-cash capital contributions by the Parent. Supplemental cash flow information for the year ended December 31, 2014 associated with the

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES
SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF PARENT
OVERSEAS SHIPHOLDING GROUP, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (Continued)

DOLLARS IN THOUSANDS

NOTE D — RELATED PARTY TRANSACTIONS: (Continued)

aforementioned non-cash capital contributions aggregating $611,877 were non-cash investing activities.

NOTE E — GUARANTEES:

          Africa Tanker Corporation, a subsidiary of OIN, has a 50% investment in a joint venture that owns and operates two Floating, Storage and Offloading ("FSO") Service Vessels. The joint venture has secured bank financing, for which the joint venture partners severally issued guarantees. The Parent's several guarantee is for 50% of such joint venture debt outstanding, which was $145,396 and $196,500 as of December 31, 2014 and 2013, respectively. See Note 7, "Equity Method Investments," of the notes to the consolidated financial statements of the Company for additional information relating to the FSO joint venture.

          The Parent has issued performance guarantees under lease agreements for certain chartered-in International Flag vessels.

NOTE F — CONTINGENCIES:

          See Note 21, "Contingencies," of the notes to the consolidated financial statements of the Company for information with respect to the Parent's contingencies.

                  Shares

Overseas Shipholding Group, Inc.

Class A Common Stock

Joint Book-Running Managers

Goldman, Sachs & Co.	Jefferies
UBS Investment Bank

Senior Co-Managers

Wells Fargo Securities	DNB Markets	Stifel

Co-Managers

Seaport Global Securities	GMP Securities

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

          The following table sets forth the estimated fees and expenses payable by the registrant in connection with the offering and sale of our Class A common stock, other than any estimated underwriting discounts and commissions:

SEC registration fee		$11,620
FINRA filing fee		15,500
Listing fee		*
Printing and engraving expenses		*
Blue sky fees and expenses (including related legal fees)		—
Legal fees and expenses		*
Registrar and transfer agent fees		*
Accounting fees and expenses		*
Miscellaneous		—

Total	$	*

*
To be completed by amendment.

          We will bear all of the expenses shown above. All amounts are estimates except for the SEC registration fee and FINRA filing fee.

Item 14.    Indemnification of Directors and Officers

          Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals of such corporation against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys' fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, by-laws, disinterested director vote, securityholder vote, agreement or otherwise.

          Our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws provide for indemnification of directors and officers to the fullest extent permitted by law, including payment of expenses in advance of resolution of any such matter. Our Amended and Restated Certificate of Incorporation eliminates the potential personal monetary liability of our directors to the Company or its securityholders for breaches of their duties as directors except as otherwise required under the DGCL.

          In addition, we have entered into separate indemnification agreements with certain of our directors and officers. Each indemnification agreement provides, among other things, for indemnification to the fullest extent permitted by law against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements also provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law.

          Section 145(g) of the DGCL provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person's status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the DGCL. We maintain insurance policies that provide coverage to our directors and officers against certain liabilities.

Item 15.    Recent Sales of Unregistered Securities.

          On November 14, 2012, we (prior to our emergence from bankruptcy, "Pre-Reorganized OSG") and certain of our subsidiaries (together with Pre-Reorganized OSG, the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of the U.S. Code in the Bankruptcy Court. Pursuant to a plan of reorganization (the "Equity Plan"), on May 2, 2014, the Debtors entered into an equity commitment agreement (as subsequently amended, and including the exhibits thereto, the "Equity Commitment Agreement") with potential investors (each such person and each person subsequently joined to the Equity Commitment Agreement as a commitment party, a "Commitment Party"). The Equity Commitment Agreement, along with the associated rights offering procedures, set forth the terms of an equity rights offering (the "Rights Offering") and separate sale of Holdback Securities (as defined below) for an aggregate offering amount of $1.510 billion. The Equity Plan and Equity Commitment Agreement further provided for the issuance of two separate classes of common stock (the "Class A common stock" and the "Class B common stock," and collectively the "New Shares") and penny warrants to purchase Class A common stock and Class B common stock (respectively "Class A warrants" and "Class B warrants," and, together with the New Shares, the "Rights Offering Securities").

          In accordance with the Equity Commitment Agreement and the Equity Plan, on or about June 10, 2014, subscription rights to purchase Rights Offering Securities (each such right, a "Subscription Right") were distributed in respect of each then outstanding share of common stock of Pre-Reorganized OSG (each such share, an "Existing Share") to the holder of record of such Existing Share as of 5:00 pm (New York Time) on June 6, 2014 (the "Record Date"). Each Subscription Right entitled a holder thereof that satisfied certain specified conditions (each, an "Eligible Holder") to purchase 12 shares of Class A common stock or Class A warrants, as applicable, as described in the Equity Plan, for $3.00 per Rights Offering Security. Each Eligible Holder that timely elected to participate in the Rights Offering (each, a "Participating Eligible Holder") was able to exercise some, all or none of the Subscription Rights it received, but each Subscription Right could only be exercised in whole, and not in part. All holders of Existing Shares of Pre-Reorganized OSG as of the Record Date that were not Participating Eligible Holders received, as described in the Equity Plan, one new share of Class B common stock or Class B warrant in respect of each Existing Share held of record by such holder on the Record Date.

          Each Commitment Party agreed in the Equity Commitment Agreement to exercise its Subscription Rights in full (to the extent such Commitment Party received Subscription Rights), to purchase a portion of any remaining securities related to unexercised Subscription Rights following completion of the Rights Offering (the "Backstop Securities") and to purchase a portion of a further additional number of shares of Class A common stock and/or Class A warrants (the "Holdback Securities") allocated to such Commitment Party under the Equity Commitment Agreement. As consideration for the respective commitments to purchase Backstop Securities, we granted to the Commitment Parties an aggregate of 25,166,668 further shares of Class A common stock and Class A warrants.

          On the Effective Date, all previously issued and outstanding shares of our common stock were cancelled and retired, and ceased to exist, and we issued the Rights Offering Securities for an aggregate offering amount of U.S. $1.510 billion. We issued 306,857,778 shares of Class A common stock and 213,715,419 Class A warrants pursuant to Rule 506(b) under the Securities Act of 1933, as amended. In addition, we issued 5,457,591 shares of Class B common stock and 2,469,013 Class B warrants pursuant to Section 1145 of the Bankruptcy Code. The proceeds from the issuance of the Rights Offering Securities were used to satisfy certain of the Equity Plan's cash payment obligations and to provide working capital to fund our operations after emergence from bankruptcy.

          On August 5, 2014, we emerged from bankruptcy in our present corporate structure.

          Between the Effective Date and the date of this prospectus, in connection with the issuance of shares and warrants as part of our emergence from bankruptcy and in order to complete the proper allocation of securities under the Equity Plan, we issued (i) 6,309,983 shares of Class A common stock in exchange for an equal number of Class A warrants, (ii) 2,747,995 Class A warrants in exchange for an equal number of shares of Class A common stock, (iii) 13,639 shares of Class B common stock in exchange for an equal number of Class B warrants and (iv) 1,093,913 Class B warrants in exchange for an equal number of shares of Class B common stock, in each case pursuant to Section 3(a)(9) of the Securities Act.

          Between September 30, 2014 and June 22, 2015, (i) 863,561 shares of Class A common stock were issued upon exercise of Class A warrants covering 866,086 shares of Class A common stock and (ii) 2,507,895 shares of Class B common stock were issued upon exercise of Class B warrants covering 2,513,332 shares of Class B common stock, in each case pursuant to Section 3(a)(9) of the Securities Act. Each exercise of the Class A and Class B warrants, respectively, was on a net share settled basis and we received no proceeds.

Item 16.    Exhibits and Financial Statement Schedules.

          (a)     Exhibits: The list of exhibits is set forth beginning on page II-6 of this Registration Statement and is incorporated herein by reference.

          (b)     Financial Statement Schedules: I — Condensed Financial Information of Parent Company is included in the financial statements.

Item 17.    Undertakings.

          *(h)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          *(i)    The undersigned registrant hereby undertakes that:

  •
  for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the undersigned registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  •
  for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

*
Paragraph references correspond to those of Regulation S-K, Item 512.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 26, 2015.

OVERSEAS SHIPHOLDING GROUP, INC.
By:	/s/ IAN T. BLACKLEY
Ian T. Blackley President, Chief Executive Officer and Director

          Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ IAN T. BLACKLEY Ian T. Blackley	President, Chief Executive Officer and Director (principal executive officer)	June 26, 2015
/s/ RICK F. ORICCHIO Rick F. Oricchio	Senior Vice President and Chief Financial Officer (principal financial and accounting officer)	June 26, 2015
* Douglas D. Wheat	Chairman of the Board of Directors	June 26, 2015
* Timothy J. Bernlohr	Director	June 26, 2015
* Alexander D. Greene	Director	June 26, 2015
* Samuel H. Norton	Director	June 26, 2015
* Nikolaus D. Semaca	Director	June 26, 2015
* Ronald Steger	Director	June 26, 2015
* Gary Eugene Taylor	Director	June 26, 2015

Name		Title	Date

* Gregory A. Wright		Director	June 26, 2015
*By:	/s/ JAMES D. SMALL III James D. Small III Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number		Description
1.1	**	Form of Underwriting Agreement.
3.1		Amended and Restated Certificate of Incorporation of the Registrant (filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on August 8, 2014, dated August 5, 2014 and incorporated herein by reference).
3.2		Amended and Restated By-Laws of the Registrant (filed as Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed on August 8, 2014, dated August 5, 2014 and incorporated herein by reference).
4.1		Class A Warrant Agreement, dated as of August 5, 2014, between the Registrant and Computershare Trust Company, N.A., as Warrant Agent (filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on August 8, 2014, dated August 5, 2014 and incorporated herein by reference).
4.2		Form of Class A Warrant Certificate (included in Exhibit 4.1).
4.3		Class B Warrant Agreement, dated as of August 5, 2014, between the Registrant and Computershare Trust Company, N.A, as Warrant Agent (filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on August 8, 2014, dated August 5, 2014 and incorporated herein by reference).
4.4		Form of Class B Warrant Certificate (included in Exhibit 4.3).
4.5		Registration Rights Agreement, dated as of May 2, 2014, between the Registrant and certain securityholders party thereto (filed as Exhibit 4.5 to the Registrant's Registration Statement on Form S-1 filed on August 20, 2014 and incorporated herein by reference).
4.6		Amendment to Registration Rights Agreement, dated as of May 26, 2014, between the Registrant and certain securityholders party thereto (filed as Exhibit 4.6 to the Registrant's Registration Statement on Form S-1 filed on August 20, 2014 and incorporated herein by reference).
4.7		Indenture dated as of March 7, 2003 between the Registrant and Wilmington Trust Company, as trustee, providing for the issuance of debt securities of the Registrant from time to time (filed as Exhibit 4(e)(1) to the Registrant's Registration Statement on Form S-4 filed on May 5, 2003 and incorporated herein by reference). Such Indenture is hereby modified, effective as of January 13, 2004, by deleting all references therein to "Wilmington Trust Company," "March 7, 2003" and any specific day, month and/or year and substituting therefore blank spaces.
4.8		Form of First Supplemental Indenture dated as of February 19, 2004 between the Registrant and Wilmington Trust Company, as trustee (filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated February 18, 2004 and incorporated herein by reference).
4.9		Second Supplemental Indenture dated as of August 5, 2014 between the Registrant and Wilmington Trust Company, as trustee (filed as Exhibit 4.3 to the Registrant's Current Report on Form 8-K dated August 8, 2014 and incorporated herein by reference).
4.10		Third Supplemental Indenture dated as of August 5, 2014 between the Registrant and Wilmington Trust Company, as trustee (filed as Exhibit 4.4 to the Registrant's Current Report on Form 8-K dated August 8, 2014 and incorporated herein by reference).
4.11		Form of Debt Security of the Registrant (filed as Exhibit 4.4 to the Registrant's Registration Statement on Form S-3 filed on January 13, 2004 and incorporated herein by reference).

Exhibit Number		Description
4.12		Indenture dated as of March 29, 2010, between the Registrant and the Bank of New York Mellon, as trustee, for the issuance of debt securities of the Registrant from time to time (filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated March 29, 2010 and incorporated herein by reference).
4.13		Form of 8 1/8% Senior Notes due 2018 of the Registrant (filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K dated March 29, 2010 and incorporated herein by reference).
5.1	**	Opinion of Cleary Gottlieb Steen & Hamilton LLP.
10.1		ABL Credit Agreement dated as of August 5, 2014, among the Registrant, OSG Bulk Ships, Inc. ("OBS"), certain subsidiaries of OBS as other guarantors, various lenders, Jefferies Finance LLC, Barclays Bank PLC and UBS Securities LLC, as joint lead arrangers and joint book running managers, Wells Fargo Bank, National Association, as administrative agent, Barclays Bank PLC and UBS Securities LLC, as co-documentation agents, Jefferies Finance LLC, as syndication agent, Wells Fargo Bank, National Association, as collateral agent and mortgage trustee, swingline lender and issuing bank (filed as Exhibit 10.1 to the Registrant's Registration Statement on Form S-1 filed on August 20, 2014 and incorporated herein by reference).
10.2		DTL Credit Agreement dated as of August 5, 2014, among the Registrant, OBS, certain subsidiaries of OBS as other guarantors, various lenders, Jefferies Finance LLC, Barclays Bank PLC and UBS Securities LLC, as joint lead arrangers and joint book running managers, Jefferies Finance LLC, as administrative agent, Barclays Bank PLC and UBS Securities LLC, as co-documentation agents, Jefferies Finance LLC, as syndication agent, collateral agent and mortgage trustee (filed as Exhibit 10.2 to the Registrant's Registration Statement on Form S-1 filed on August 20, 2014 and incorporated herein by reference).
10.3		OIN Credit Agreement dated as of August 5, 2014, among the Registrant, OSG International, Inc. ("OIN"), OIN Delaware LLC, certain subsidiaries of OIN as other guarantors, various lenders, Jefferies Finance LLC, Barclays Bank PLC and UBS Securities LLC, as joint lead arrangers and joint book running managers, Jefferies Finance LLC, as administrative agent, Barclays Bank PLC and UBS Securities LLC, as co-documentation agents, Jefferies Finance LLC, as syndication agent, collateral agent and mortgage trustee, swingline lender, and issuing bank (filed as Exhibit 10.3 to the Registrant's Registration Statement on Form S-1 filed on August 20, 2014 and incorporated herein by reference).
10.4	+	Supplemental Executive Savings Plan of the Registrant dated as of December 22, 2005, as amended by Amendment One effective as of January 1, 2006 (filed as Exhibit 10(iii)(a) to the Registrant's Annual Report on Form 10-K for 2008 and incorporated herein by reference).
10.5	+	Letter agreement dated March 22, 2013 with Robert E. Johnston (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated March 22, 2013 and incorporated herein by reference) (superseded by the Letter Agreement dated August 11, 2014, filed as Exhibit 10.6 hereto).
10.6	+	Letter Agreement dated August 11, 2014 with Robert E. Johnston (filed as Exhibit 10.7 to the Registrant's Registration Statement on Form S-1 filed on August 20, 2014 and incorporated herein by reference).
10.7	+	Form of Director Indemnity Agreement for the directors of the Registrant (filed as Exhibit 10.8 to the Registrant's Registration Statement on Form S-1 filed on August 20, 2014 and incorporated herein by reference).

Exhibit Number		Description
10.8		Incentive Compensation Recoupment Policy for Executive Officers (filed as Exhibit 99.2 to the Registrant's Current Report on Form 8-K dated January 19, 2010 and incorporated herein by reference).
10.9	+	Engagement letter dated as of November 1, 2012 by and between the Registrant and Greylock Partners, LLC (filed as Exhibit 99.2 to the Registrant's Current Report on Form 8-K dated November 14, 2012 and incorporated herein by reference).
10.10	+	Engagement letter dated as of August 6, 2014 by and between the Registrant and Greylock Partners, LLC (filed as Exhibit 10.12 to Amendment No. 1 to the Registrant's Registration Statement on Form S-1 filed on September 30, 2014 and incorporated herein by reference).
10.11	+	Severance Plan of the Registrant effective April 1, 2013 (filed as Exhibit 10.11 to the Registrant Annual Report on Form 10-K for 2014 and incorporated herein by reference).
10.12	+	Management Incentive Compensation Plan (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated September 23, 2014 and incorporated herein by reference).
10.13	+	Non-Employee Director Incentive Compensation Plan (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated September 23, 2014 and incorporated herein by reference).
10.14	+	Management Incentive Compensation Plan Stock Option Grant Agreement (Subject to shareholder approval) (filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K dated September 23, 2014 and incorporated herein by reference).
10.15	+	Management Incentive Compensation Plan Stock Option Grant Agreement (Not subject to shareholder approval) (filed as Exhibit 10.4 to the Registrant's Current Report on Form 8-K dated September 23, 2014 and incorporated herein by reference).
10.16	+	Management Incentive Compensation Plan Restricted Stock Unit Grant Agreement (Subject to shareholder approval) (filed as Exhibit 10.5 to the Registrant's Current Report on Form 8-K dated September 23, 2014 and incorporated herein by reference).
10.17	+	Management Incentive Compensation Plan Restricted Stock Unit Grant Agreement (Not subject to shareholder approval) (filed as Exhibit 10.6 to the Registrant's Current Report on Form 8-K dated September 23, 2014 and incorporated herein by reference).
10.18	+	Form of Officers Indemnity Agreement for the officers of the Registrant (filed as Exhibit 10.18 to the Registrant's Annual Report on Form 10-K for 2014 and incorporated herein by reference).
10.19	+	Employment Agreement dated September 29, 2014 between the Registrant and Lois K. Zabrocky (filed as Exhibit 10.13 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 and incorporated herein by reference).
10.20	+	Employment Agreement dated September 29, 2014 between the Registrant and Henry P. Flinter (filed as Exhibit 10.14 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 and incorporated herein by reference).
10.21	+	Employment Agreement dated September 29, 2014 between the Registrant and Ian T. Blackley (filed as Exhibit 10.15 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 and incorporated herein by reference).
10.22	+	Employment Agreement dated September 29, 2014 between the Registrant and Geoffrey L. Carpenter (filed as Exhibit 10.22 to the Registrant's Annual Report on Form 10-K for 2014 and incorporated herein by reference).
10.23	+	Employment Agreement dated September 29, 2014 between the Registrant and Adewale O. Oshodi (filed as Exhibit 10.23 to the Registrant's Annual Report on Form 10-K for 2014 and incorporated herein by reference).

Exhibit Number		Description
10.24	+	Amendment No. 1, dated March 2, 2015, to Employment Agreement dated September 29, 2014 between the Registrant and Adewale O. Oshodi (filed as Exhibit 10.24 to the Registrant's Annual Report on Form 10-K for 2014 and incorporated herein by reference).
10.25	+	Employment Agreement dated December 19, 2014 between the Registrant and Rick Oricchio (filed as Exhibit 10.25 to the Registrant's Annual Report on Form 10-K for 2014 and incorporated herein by reference).
10.26	+	Employment Agreement dated January 20, 2015 between the Registrant and Ian T. Blackley (filed as Exhibit 10.26 to the Registrant's Annual Report on Form 10-K for 2014 and incorporated herein by reference).
10.27	+	Settlement, Release and Indemnity Agreement dated February 3, 2015 between the Registrant, certain subsidiaries of the Registrant and James I. Edelson (filed as Exhibit 10.27 to the Registrant's Annual Report on Form 10-K for 2014 and incorporated herein by reference).
10.28	+	Letter Agreement dated February 3, 2015 between the Registrant and James I. Edelson (filed as Exhibit 10.28 to the Registrant's Annual Report on Form 10-K for 2014 and incorporated herein by reference).
10.29	+	Employment Agreement dated February 13, 2015 between the Registrant and James D. Small III (filed as Exhibit 10.29 to the Registrant's Annual Report on Form 10-K for 2014 and incorporated herein by reference).
10.30		First Amendment, dated as of June 3, 2015, to ABL Credit Agreement dated as of August 5, 2014, among the Registrant, OSG Bulk Ships, Inc. ("OBS"), certain subsidiaries of OBS as other guarantors, various lenders, Jefferies Finance LLC, Barclays Bank PLC and UBS Securities LLC, as joint lead arrangers and joint book running managers, Wells Fargo Bank, National Association, as administrative agent, Barclays Bank PLC and UBS Securities LLC, as co-documentation agents, Jefferies Finance LLC, as syndication agent, Wells Fargo Bank, National Association, as collateral agent and mortgage trustee, swingline lender and issuing bank (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated June 9, 2015 and incorporated herein by reference).
10.31		First Amendment, dated as of June 3, 2015, to OBS Credit Agreement dated as of August 5, 2014, among the Registrant, OBS, certain subsidiaries of OBS as other guarantors, various lenders, Jefferies Finance LLC, Barclays Bank PLC and UBS Securities LLC, as joint lead arrangers and joint book running managers, Jefferies Finance LLC, as administrative agent, Barclays Bank PLC and UBS Securities LLC, as co-documentation agents, Jefferies Finance LLC, as syndication agent, collateral agent and mortgage trustee (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated June 9, 2015 and incorporated herein by reference).
10.32		First Amendment, dated as of June 3, 2015, to OIN Credit Agreement dated as of August 5, 2014, among the Registrant, OSG International, Inc. ("OIN"), OIN Delaware LLC, certain subsidiaries of OIN as other guarantors, various lenders, Jefferies Finance LLC, Barclays Bank PLC and UBS Securities LLC, as joint lead arrangers and joint book running managers, Jefferies Finance LLC, as administrative agent, Barclays Bank PLC and UBS Securities LLC, as co-documentation agents, Jefferies Finance LLC, as syndication agent, collateral agent and mortgage trustee, swingline lender, and issuing bank (filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K dated June 9, 2015 and incorporated herein by reference).
21.1	*	List of subsidiaries of the Registrant.
23.1	*	Consent of PricewaterhouseCoopers LLP.

Exhibit Number		Description
23.2	**	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit 5.1).
23.3	*	Consent of Drewry Maritime Advisors.
23.4	*	Consent of Navigistics Consulting.
24.1	(1)	Power of Attorney (included on signature page).

+
Management contract or compensatory plan or arrangement.

*
Filed herewith.

**
To be filed by amendment.

(1)
Previously filed.